As filed with the Securities and Exchange Commission on November 10, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Imara Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	81-1523849
(State or jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation)	Classification Code Number)	Identification Number)

1309 Beacon Street, Suite 300, Office 341

Brookline, Massachusetts 02446

(617) 206-2020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rahul D. Ballal

President and Chief Executive Officer

1309 Beacon Street, Suite 300, Office 341

Brookline, MA 02446

(617) 206-2020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cynthia T. Mazareas, Esq.	Stephen M. Migausky, Esq.	Tony Jeffries, Esq.
Joseph B. Conahan, Esq.	Senior VP, Legal and General Counsel	Robert Ishii, Esq.
Mark Nylen, Esq.	1309 Beacon Street, Suite 300, Office 341	Jennifer Knapp, Esq.
Stephanie L. Leopold, Esq.	Brookline, MA 02446	Rich Mullen, Esq.
WilmerHale	(617) 206-2020	Wilson Sonsini Goodrich & Rosati
60 State Street South		1881 9th Street, Suite 110
Boston, MA 02109		Boulder, CO 80302
(617) 526 6000		(303) 256-5900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2022

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Imara Inc. and Enliven Therapeutics, Inc.,

Imara Inc., a Delaware corporation, or Imara, and Enliven Therapeutics, Inc., a Delaware corporation, or Enliven, entered into an Agreement and Plan of Merger, or the Merger Agreement, on October 13, 2022, pursuant to which, subject to the terms and conditions thereof, a wholly owned subsidiary of Imara, Iguana Merger Sub, Inc., or Merger Sub, will merge with and into Enliven, with Enliven surviving as a wholly owned subsidiary of Imara, and the surviving corporation of the merger, which transaction is referred to herein as the Merger. The combined company following the Merger is referred to herein as the combined company.

Immediately prior to the effective time of the Merger, each share of Enliven’s preferred stock will be converted into shares of Enliven’s common stock and at the effective time of the Merger, each share of Enliven’s common stock, including those shares of Enliven common stock issued upon conversion of Enliven’s preferred stock and those shares of Enliven common stock issued in the Enliven pre-closing financing, defined below (but excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares), will be converted into the right to receive a number of shares of Imara common stock equal to the exchange ratio described in more detail in the section titled “The Merger—Exchange Ratio” beginning on page 190 of the accompanying proxy statement/prospectus. Based on Imara’s and Enliven’s capitalization as of October 13, 2022, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 1.1580 shares of Imara common stock for each share of Enliven capital stock, which exchange ratio does not give effect to the expected reverse stock split of Imara common stock. The final exchange ratio is subject to adjustment prior to closing of the Merger based upon Imara’s net cash at closing and the aggregate proceeds from the sale of Enliven common stock in the Enliven pre-closing financing.

In connection with the Merger, each stock option granted under Enliven’s 2019 Equity Incentive Plan, or the Enliven 2019 Plan, that is outstanding immediately prior to the effective time of the Merger will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan.

Prior to the closing of the Merger, Imara will conduct a reverse stock split of the Imara common stock, at a ratio of not less than 1-for-                 and not more than 1-for-                , and thereafter, each share of Imara common stock and option to purchase Imara common stock that is issued and outstanding at the effective time of the Merger will remain issued and outstanding and such shares will be unaffected by the Merger. Immediately after the Merger, Imara securityholders as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the outstanding shares of the combined company on a fully-diluted basis and former Enliven securityholders, including those purchasing shares in the Enliven pre-closing financing described in the accompanying proxy statement/prospectus, are currently estimated to own approximately 84.1% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in the accompanying proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement.

Shares of Imara common stock are currently listed on The Nasdaq Global Select Market under the symbol “IMRA.” Enliven has filed a listing application for the combined company with The Nasdaq Stock Market Inc., or Nasdaq. After completion of the Merger, the combined company will be renamed “Enliven Therapeutics,

Inc.” and it is expected that the common stock of the combined company will trade on The Nasdaq Stock Market under the symbol “ELVN.” On                     , the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Imara common stock was $                     per share.

Certain investors have agreed to purchase shares of Enliven common stock at a purchase price of $3.84098 per share, for an aggregate purchase price of approximately $164.5 million, referred to as the Enliven pre-closing financing, which is expected to close immediately prior to the closing of the Merger. The closing of the Enliven pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. The shares of Enliven common stock that are issued in the Enliven pre-closing financing will be converted into the right to receive a number of shares of Imara common stock equal to the exchange ratio described in more detail in the section titled “The Merger—Exchange Ratio” beginning on page 190 of the accompanying proxy statement/prospectus.

Imara stockholders are cordially invited to attend the special meeting of Imara stockholders. Imara is holding its special meeting of stockholders, or the Imara special meeting, on             ,             , at                     , unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The Imara special meeting will be held entirely online. Imara stockholders will be able to attend and participate in the Imara special meeting online by visiting www.                 .com, where they will be able to listen to the meeting live, submit questions and vote. At the Imara special meeting, Imara will ask its stockholders:

1.

To approve the issuance of shares of common stock of Imara pursuant to the terms of the Merger Agreement (as it may be amended from time to time), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, for purposes of Nasdaq Listing Rules 5635(a), (b) and (d);

2.	To adopt and approve an amendment to the restated certificate of incorporation of Imara to increase the number of authorized shares of Imara common stock from 200,000,000 shares to 400,000,000 shares.

3.

To adopt and approve an amendment to the restated certificate of incorporation of Imara to effect a reverse stock split of Imara common stock, by a ratio of not less than 1-for-                 and not more than 1-for-                , and a proportionate reduction in the number of authorized shares of Imara common stock, such ratio and the implementation and timing of the reverse stock split to be determined in the discretion of Imara’s board of directors;

4.	To approve the adoption of the Imara Inc. Amended and Restated 2020 Equity Incentive Plan;

5.

To approve an amendment to the Imara Inc. 2020 Employee Stock Purchase Plan, or the Imara 2020 ESPP, to increase the number of shares of common stock reserved for issuance under the Imara 2020 ESPP to 1,628,535 shares; and

6.	To consider and vote upon an adjournment of the Imara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 and 5.

As described in the accompanying proxy statement/prospectus, certain Imara stockholders who in the aggregate owned approximately 33% of the outstanding shares of Imara as of October 13, 2022, and certain Enliven stockholders who in the aggregate owned approximately 88.2% of the outstanding shares of Enliven capital stock as of October 13, 2022, are parties to stockholder support agreements with Imara and Enliven, respectively, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to Enliven stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such Imara stockholders, the issuance of Imara common stock in the Merger pursuant to the Merger Agreement, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Enliven stockholders holding a sufficient number of shares of Enliven capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

After careful consideration, each of the Imara and Enliven boards of directors has approved the Merger Agreement and has determined that it is advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement. Imara’s board of directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Imara, Enliven, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Imara urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Imara and Enliven are excited about the opportunities the Merger brings to Imara’s and Enliven’s stockholders and thank you for your consideration and continued support. Sincerely,

Rahul Ballal, Ph.D.	Sam Kintz
President and Chief Executive Officer	President and Chief Executive Officer
Imara Inc.	Enliven Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated             ,             and is first being mailed to Imara stockholders on or about             ,             .

IMARA INC.

1309 Beacon Street, Suite 300, Office 341

Brookline, Massachusetts 02446

(617) 206-2020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the stockholders of Imara Inc.:

NOTICE IS HEREBY GIVEN that a virtual special meeting of stockholders, or the Imara special meeting, will be held on                     , at                     Eastern Time, unless postponed or adjourned to a later date. The Imara special meeting will be held entirely online. You will be able to attend and participate in the Imara special meeting online by visiting http://www.                .com, where you will be able to listen to the meeting live, submit questions and vote.

The Imara special meeting will be held for the following purposes:

1.

To approve the issuance of shares of common stock of Imara Inc., or Imara, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 13, 2022 (as it may be amended from time to time), or the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, for purposes of Nasdaq Listing Rules 5635(a), (b) and (d);

2.	To adopt and approve an amendment to the restated certificate of incorporation of Imara to increase the number of authorized shares of Imara common stock from 200,000,000 shares to 400,000,000 shares.

3.

To adopt and approve an amendment to the restated certificate of incorporation of Imara to effect a reverse stock split of Imara common stock, by a ratio of not less than 1-for-                 and not more than 1-for-                , and a proportionate reduction in the number of authorized shares of Imara common stock, such ratio and the implementation and timing of the reverse stock split to be determined in the discretion of Imara’s board of directors;

4.	To approve the adoption of the Imara Inc. Amended and Restated 2020 Equity Incentive Plan;

5.

To approve an amendment to the Imara Inc. 2020 Employee Stock Purchase Plan, or the Imara 2020 ESPP, to increase the number of shares of common stock reserved for issuance under the Imara 2020 ESPP to 1,628,535 shares; and

6.	To consider and vote upon an adjournment of the Imara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 and 5.

Record Date:	Imara’s board of directors has fixed the close of business on as the record date for the determination of stockholders entitled to notice of, and to vote at, the Imara special meeting and any adjournment or postponement thereof. Only holders of record of shares of Imara common stock at the close of business on the record date are entitled to notice of, and to vote at, the Imara special meeting. At the close of business on the record date, Imara had shares of common stock outstanding and entitled to vote.

Your vote is important. Assuming a quorum is present (i) the affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of Imara common stock present or represented at the meeting and voting affirmatively or negatively on such matter is required for approval of Proposal Nos. 1, 4, 5 and 6, and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Imara common stock entitled to vote thereon is required for approval of Proposal Nos. 2 and 3. Approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1.

Even if you plan to virtually attend the Imara special meeting, Imara requests that you sign and return the enclosed proxy or submit a proxy to vote by mail or online to ensure that your shares will be represented at the Imara special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the Imara special meeting.

IMARA’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO IMARA AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. IMARA’S BOARD OF DIRECTORS RECOMMENDS THAT IMARA STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting to             Be Held on                         at                         Eastern Time via the internet

The proxy statement/prospectus and annual report to stockholders are available at http://www.                 .com

By Order of Imara’s Board of Directors,

Rahul D. Ballal, Ph.D.

President and Chief Executive Officer

Boston, Massachusetts

                    , 2022

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Imara that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Imara Inc., 1309 Beacon Street, Suite 300, Office 341, Brookline, Massachusetts 02446, by calling (617) 206-2020 or via email to IR@imaratx.com.

To ensure timely delivery of these documents, any request should be made no later than                     to                     receive them before the Imara special meeting.

For additional details about where you can find information about Imara, please see the section titled “Where You Can Find More Information” beginning on page 425 of this proxy statement/prospectus.

Regulatory Approvals	193
Material U.S. Federal Income Tax Consequences of the Merger	194
Anticipated Accounting Treatment	197
Nasdaq Stock Market Listing	197
Appraisal Rights and Dissenters’ Rights	198
THE MERGER AGREEMENT	202
Structure	202
Completion and Effectiveness of the Merger	202
Treatment of Enliven Options	202
Treatment of Imara Common Stock and Imara Options	203
Directors and Officers of Imara Following the Merger	203
Amendment of the Restated Certificate of Incorporation of Imara	203
Representations and Warranties	203
Covenants; Conduct of Business Pending the Merger	204
Contingent Value Rights	207
Non-Solicitation	208
Board Recommendation Change	209
Meeting of Imara’s Stockholders and Written Consent of Enliven’s Stockholders	210
Indemnification and Insurance for Directors and Officers	211
Imara Financial Statements	211
Additional Agreements	211
Conditions to the Completion of the Merger	212
Termination and Termination Fees	216
Amendment	218
Fees and Expenses	218
AGREEMENTS RELATED TO THE MERGER	219
Support Agreements	219
Lock-Up Agreements	220
Enliven Common Stock Purchase Agreement	220
CVR Agreement	222
IMARA EXECUTIVE AND DIRECTOR COMPENSATION	228
Executive Compensation	228
Executive and Director Compensation Processes	228
Summary Compensation Table	228
Narrative to Summary Compensation Table	229
Outstanding Equity Awards at Fiscal Year-End	230
401(k) Plan	232
Limitation of Liability and Indemnification	232
Rule 10b5-1 Plans	233
Director Compensation	233
ENLIVEN EXECUTIVE COMPENSATION	235
Overview	235
2021 Compensation and Named Executive Officers	235
Summary Compensation Table	236
Outstanding Equity Awards at Fiscal 2021 Year-End	236
Additional Narrative Disclosure	237
401(k) Plan	237
Equity Compensation Plans	237
Director Compensation	240
MATTERS BEING SUBMITTED TO A VOTE OF IMARA STOCKHOLDERS	242
PROPOSAL NO. 1: APPROVAL OF THE ISSUANCE OF SHARES OF IMARA COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT FOR PURPOSES OF NASDAQ LISTING RULES 5635(a), (b) AND (d).	242

PROPOSAL NO. 2: ADOPTION AND APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF IMARA TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF IMARA COMMON STOCK	244
PROPOSAL NO. 3: ADOPTION AND APPROVAL OF AN AMENDMENT TO IMARA’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF IMARA COMMON STOCK BY A RATIO OF NOT LESS THAN 1-FOR- AND NOT MORE THAN 1-FOR- , AND A PROPORTIONATE REDUCTION IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK, SUCH RATIO AND THE IMPLEMENTATION AND TIMING OF THE REVERSE STOCK SPLIT TO BE DETERMINED IN THE DISCRETION OF IMARA’S BOARD OF DIRECTORS	246
PROPOSAL NO. 4: APPROVAL OF THE ADOPTION OF THE IMARA INC. AMENDED AND RESTATED2020 EQUITY INCENTIVE PLAN	254
PROPOSAL NO. 5: APPROVAL OF AN AMENDMENT TO THE IMARA INC. 2020 EMPLOYEE STOCK PURCHASE PLAN, OR THE IMARA 2020 ESPP, TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UNDER THE IMARA 2020 ESPP TO 1,628,535 SHARES	269
PROPOSAL NO. 6: APPROVAL OF A POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING	274
IMARA’S BUSINESS	275
Summary	275
Exploration of Strategic Options	275
Historical Business and Programs	275
Sales and Marketing	276
Research and Development	277
Intellectual Property	277
Government Regulation and Product Approvals	279
ENLIVEN’S BUSINESS	280
Overview	280
Our Pipeline	282
Our Strategy	284
Our Team and Investors	286
Our Development Approach	287
Background on Cancer and Targeted Therapies	289
Our Programs	291
BCR-ABL Program: ELVN-001	291
Our Solution—ELVN-001	299
HER2 Program	306
Additional Programs	320
Competition	320
Manufacturing	322
Intellectual Property	322
Government Regulations	324
Employees and Human Capital	336
Facilities	336
Legal Proceedings	336
IMARA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	337
Business Overview	337
Asset Purchase Agreement	338
Merger Agreement	338
Financial Overview	338
Impact of COVID-19 Pandemic	339
Financial Operations Overview	340
Results of Operations	342
Liquidity and Capital Resources	345

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 3 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q: What is the Merger?

A: Imara Inc., or Imara, and Enliven Therapeutics, Inc., or Enliven, have entered into an Agreement and Plan of Merger, as it may be amended from time to time, or the Merger Agreement, dated as of October 13, 2022, a copy of which is attached as Annex A to this proxy statement/prospectus. The Merger Agreement contains the terms and conditions of the proposed business combination of Imara and Enliven. Pursuant to the Merger Agreement, Iguana Merger Sub, Inc., or Merger Sub, a direct, wholly owned subsidiary of Imara, will merge with and into Enliven, with Enliven surviving as a wholly owned subsidiary of Imara. This transaction is referred to in this proxy statement/prospectus as the Merger. After the completion of the Merger, Imara will change its corporate name to “Enliven Therapeutics, Inc.” The combined company following the Merger is referred to herein as the combined company.

Immediately prior to the effective time of the Merger, each share of Enliven preferred stock will be converted into shares of Enliven common stock, and at the effective time of the Merger, each share of Enliven’s common stock will be converted into the right to receive a number of shares of Imara common stock equal to the exchange ratio described in more detail in the section titled “The Merger —Exchange Ratio” beginning on page 190 this proxy statement/prospectus.

In connection with the Merger, each stock option granted under Enliven’s 2019 Equity Incentive Plan, or the Enliven 2019 Plan, that is outstanding immediately prior to the effective time of the Merger will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan.

Each share of Imara common stock and option to purchase Imara common stock that is issued and outstanding at the effective time of the Merger will remain issued and outstanding and such shares and options will be unaffected by the Merger. Immediately after the Merger, Imara securityholders as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the outstanding shares of the combined company on a fully-diluted basis and former Enliven securityholders, including those purchasing shares in the Enliven pre-closing financing, are currently estimated to own approximately 84.1% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in the accompanying proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement.

Q: Why are the two companies proposing to merge?

A: Imara and Enliven’s management believe that combining the two companies will result in a company with a robust pipeline, strong leadership team and substantial capital resources, positioning it to potentially become a leading company researching, developing and commercializing therapies for cancer. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger—Imara Reasons for the Merger” and “The Merger—Enliven Reasons for the Merger” beginning on pages 172 and 175, respectively, of this proxy statement/prospectus.

Q: Why am I receiving this proxy statement/prospectus?

A: You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Imara as of the record date, and you are entitled to vote at the Imara special meeting to approve the matters set forth herein. This document serves as:

•	a proxy statement of Imara used to solicit proxies for the Imara special meeting to vote on the matters set forth herein; and

•

a prospectus of Imara used to offer shares of Imara common stock in exchange for shares of Enliven common stock, including those shares of Enliven common stock to be issued upon conversion of Enliven’s preferred stock and the shares of Enliven common stock to be issued in the Enliven pre-closing financing immediately prior to the effective time of the Merger.

Q: What is the Enliven pre-closing financing?

A: On October 13, 2022, immediately prior to the execution and delivery of the Merger Agreement, Enliven entered into a common stock purchase agreement with certain investors, pursuant to which the investors agreed to purchase shares of Enliven’s common stock for a per share purchase price of $3.84098 and an aggregate purchase price of approximately $164.5 million. The closing of the Enliven pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions.

Q: What proposals will be voted on at the Imara special meeting the approval of which are conditions to the closing of the Merger?

A: Pursuant to the terms of the Merger Agreement, the following proposal must be approved by the requisite stockholder vote at the I mara special meeting in order for the Merger to close:

•

Proposal No. 1, to approve the issuance of shares of common stock of Imara pursuant to the terms of the Merger Agreement (as it may be amended from time to time), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, for purposes of Nasdaq Listing Rules 5635(a), (b) and (d).

Approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1.

In addition to the requirement of obtaining Imara stockholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 212 of this proxy statement/prospectus.

Q: What proposals are to be voted on at the Imara special meeting, other than Proposal No. 1?

A: At the Imara special meeting, the holders of Imara common stock will also be asked to consider the following proposals:

•

Proposal No. 2, to adopt and approve an amendment to the restated certificate of incorporation of Imara to increase the number of authorized shares of Imara common stock from 200,000,000 shares to 400,000,000 shares.

•

Proposal No. 3, to adopt and approve an amendment to the restated certificate of incorporation of Imara to effect a reverse stock split of Imara common stock, by a ratio of not less than 1-for-                 and not more than 1-for-                , and a proportionate reduction in the number of authorized shares of Imara common stock, such ratio and the implementation and timing of the reverse stock split to be determined in the discretion of Imara’s board of directors;

•	Proposal No. 4, to approve the adoption of the Imara Inc. Amended and Restated 2020 Equity Incentive Plan;

•

Proposal No. 5, to approve an amendment to the Imara Inc. 2020 Employee Stock Purchase Plan, or the Imara 2020 ESPP, to increase the number of shares of common stock reserved for issuance under the Imara 2020 ESPP to 1,628,535 shares; and

•

Proposal No. 6, to consider and vote upon an adjournment of the Imara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 and 5.

The approval of Proposal Nos. 2, 3, 4, 5 and 6 are not a condition to the Merger. Such proposals, together with Proposal No. 1, are referred to collectively in this proxy statement/prospectus as the proposals.

The presence, by attending online or being represented by proxy, at the Imara special meeting of the holders of a majority in voting power of the shares of Imara common stock outstanding and entitled to vote at the Imara special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.

Q: What stockholder votes are required to approve the proposals at the Imara special meeting?

A: Assuming a quorum is present, the affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of Imara common stock present or represented at the meeting and voting affirmatively or negatively on such matter is required for approval of Proposal Nos. 1, 4, 5 and 6. Abstentions and broker non-votes, if any, will have no effect on Proposal Nos. 1, 4, 5 and 6.

Assuming a quorum is present, the affirmative vote of the holders of a majority of the outstanding shares of Imara common stock entitled to vote at the Imara special meeting is required for approval of Proposal Nos. 2 and 3. Abstentions and broker non-votes, if any, will have the same effect as “AGAINST” votes on Proposal Nos. 2 and 3.

As of October 13, 2022, the directors and certain executive officers of Imara owned or controlled approximately 35.1% of the outstanding shares of Imara common stock entitled to vote at the Imara special meeting. As of October 13, 2022, the Imara stockholders that are party to support agreements, including the directors and certain executive officers of Imara, owned an aggregate of 8,256,404 shares of Imara common stock representing approximately 33% of the outstanding shares of Imara common stock. Pursuant to the support agreements, these stockholders, including the directors and certain executive officers of Imara, have agreed to vote all shares of Imara common stock owned by them as of the record date in favor of Proposal Nos. 1, 3, 4 and 5.

Q: What will Enliven stockholders and option holders receive in the Merger?

A: Enliven stockholders will receive shares of Imara common stock, and Enliven option holders will receive options to purchase Imara common stock. Applying the exchange ratio, the former Enliven securityholders immediately before the Merger, including those purchasing shares in the Enliven pre-closing financing, are currently estimated to own approximately 84.1% of the aggregate number of shares of the combined company’s common stock following the Merger on a fully-diluted basis and Imara securityholders as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the aggregate number of shares of the combined company common stock following the Merger on a fully-diluted basis, in each case subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement.

In connection with the Merger, each stock option granted under the Enliven 2019 Plan that is outstanding immediately prior to the effective time of the Merger will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan.

For a more complete description of what Enliven stockholders and option holders will receive in the Merger, please see the sections titled “The Merger—Merger Consideration” and “The Merger—Exchange Ratio” beginning on page 190, respectively, of this proxy statement/prospectus. For a description of the effect of the Enliven pre-closing financing on Imara’s and Enliven’s current securityholders, please see the section titled “Agreements Related to the Merger—Enliven Common Stock Purchase Agreement” beginning on page 220 of this proxy statement/prospectus.

Q: Will the common stock of the combined company trade on an exchange?

A: Shares of Imara common stock are currently listed on The Nasdaq Global Select Market under the symbol “IMRA.” Enliven has filed a listing application for the combined company with Nasdaq. After completion of the Merger, the combined company will be renamed “Enliven Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on The Nasdaq Stock Market under the symbol “ELVN.” On             ,2022, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Imara common stock was $             per share.

Q: Who will be the directors of the combined company following the Merger?

A: Immediately following the Merger, the combined company’s board of directors will be composed of nine (9) members, consisting of (i) one director appointed by Imara, namely Rahul Ballal, and (ii) eight directors appointed by Enliven, namely Sam Kintz (who is Enliven’s President and Chief Executive Officer and will serve as President and Chief Executive Officer of the combined company), Andrew Phillips, Joseph Lyssikatos (who is Enliven’s Chief Scientific Officer and will serve as Chief Scientific Officer of the combined company), Rishi Gupta, Andrew Schwab, Mika Derynck, Jake Bauer, and Richard Heyman.

Q: Who will be the executive officers of the combined company immediately following the Merger?

A: Immediately following the Merger, the executive management team of the combined company is expected to consist of members of the Enliven executive management team prior to the Merger, including:

Name	Title
Sam Kintz, M.B.A.	President, Chief Executive Officer and Director
Helen Collins, M.D.	Chief Medical Officer
Benjamin Hohl	Chief Financial Officer
Joseph Lyssikatos, Ph.D. Anish Patel, Pharm.D.	Chief Scientific Officer and Director Chief Operating Officer

Q: As an Imara stockholder, how does Imara’s board of directors recommend that I vote?

A: After careful consideration, Imara’s board of directors recommends that Imara stockholders vote “FOR” all of the proposals.

Q: What risks should I consider in deciding whether to vote in favor of the Merger?

A: You should carefully review the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus and the annexes attached hereto and documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Imara and Enliven, as independent companies, are subject.

Q: When do you expect the Merger to be consummated?

A: The Merger is anticipated to close promptly after the Imara special meeting scheduled to be held on                     , but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 212 of this proxy statement/prospectus.

Q: What do I need to do now?

A: Imara urges you to read this proxy statement/prospectus carefully, including the annexes attached hereto and the documents incorporated by reference, and to consider how the Merger affects you.

If you are an Imara stockholder of record, you may vote or provide your proxy instructions in one of four different ways:

•	You can attend the Imara special meeting online and vote online during the special meeting.

•	You can mail your signed proxy card in the enclosed return envelope.

•	You can provide your proxy instructions via telephone by following the instructions on your proxy card.

•	You can provide your proxy instructions via the internet by following the instructions on your proxy card.

Your signed proxy card, telephonic proxy instructions, or internet proxy instructions must be received by                     to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Imara special meeting.

Q: What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A: If you are an Imara stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 4, 5 and 6. Also, your shares will not be counted for purposes of determining whether a quorum is present at the Imara special meeting unless your broker has, and exercises, discretionary authority to vote on certain matters.

Q: May I attend the Imara special meeting and vote in person?

A: The Imara special meeting will be held entirely online. Stockholders of record as of the close of business on         will be able to attend and participate in the Imara special meeting online by accessing www.                     .com. To join the Imara special meeting, you will need to have your 16-digit control number which is included on your Notice of Internet Availability of Proxy Materials and your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee to obtain your 16-digit control number or otherwise vote through your bank, broker or other nominee.

Q: Who counts the votes?

A: Mediant Communications Inc., or Mediant, will be engaged as Imara’s independent agent to tabulate stockholder votes, which Imara refers to as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Mediant for tabulation.

Q: If my Imara shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Imara common stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your Imara shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. Discretionary items are proposals considered routine under Rule 452 of the New York Stock Exchange on which your broker may vote shares held in “street name” in the absence of your voting instructions. With respect to non-routine items for which you do not give your broker instructions, your Imara shares will be treated as broker non-votes. Proposal Nos. 1, 4 and 5 at the Imara special meeting will be non-routine. It is anticipated that Proposal Nos. 2, 3 and 6 will be routine. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q: What are broker non-votes and do they count for determining a quorum?

A: Generally, broker non-votes occur when there is at least one discretionary and one non-discretionary proposal to be voted on at the meeting and shares held by a broker in “street name” for a beneficial owner are voted on at least one “routine” proposal but not voted with respect to a particular proposal because the broker (i) has not received voting instructions from the beneficial owner for that proposal or (ii) lacks discretionary voting power to vote those shares for that proposal. A broker is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Imara special meeting. Broker non-votes will not be treated as votes cast for or against a proposal and accordingly will not have any effect with respect to the outcome of Proposal Nos. 1, 4, 5 and 6, and will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3.

Q: May I change my vote after I have submitted a proxy or provided proxy instructions?

A: Imara stockholders of record, unless such stockholder’s vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the Imara special meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy to Imara’s Corporate Secretary at info@imaratx.com.

•	You may attend the Imara special meeting online and vote by following the instructions at www. .com. Simply attending the Imara special meeting will not, by itself, revoke your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by                     to be counted.

If an Imara stockholder who owns Imara shares in “street name” has instructed a broker to vote its shares of Imara common stock, the stockholder must follow directions received from its broker to change those instructions.

Q: Who is paying for this proxy solicitation?

A: Imara and Enliven will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Imara common stock for the forwarding of solicitation materials to the beneficial owners of Imara common stock. Imara will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Imara will retain Morrow Soldali to assist it in soliciting proxies using the means referred to above. Imara will pay the fees of Morrow Soldali, which Imara expects to be approximately $13,500, plus reimbursement of out-of-pocket expenses.

Q: What are the material U.S. federal income tax consequences of the Merger to Imara stockholders?

A: Imara stockholders will not sell, exchange or dispose of any shares of Imara common stock in the Merger. Thus, there will be no material U.S. federal income tax consequences to Imara stockholders upon consummation of the Merger.

Q: What are the material U.S. federal income tax consequences of the Merger to Enliven U.S. holders?

A: Imara and Enliven intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), Imara and Enliven also intend the Merger to qualify as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code. Assuming the Merger qualifies for the intended tax treatment, subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” an Enliven U.S. holder (as defined on page 195) will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Imara common stock in exchange for shares of Enliven common stock in the Merger, except with respect to cash received in lieu of a fractional share of Imara common stock. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 194 of this proxy statement/prospectus.

Q: What are the material U.S. federal income tax consequences of the receipt of contingent value rights, or CVRs, to Imara stockholders?

A: The U.S. federal income tax treatment of Imara stockholders’ receipt of the contingent value rights, or CVRs, is unclear. Imara will report the issuance of the CVRs to Imara stockholders as a distribution of property with respect to Imara common stock. Assuming such treatment, each Imara stockholder will be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Imara stockholder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Imara stockholder’s pro rata share of Imara’s current or accumulated earnings and profits for the year of issuance (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the

Imara stockholder’s basis in its Imara common stock, and finally as capital gain from the sale or exchange of Imara common stock with respect to any remaining value. Imara has no accumulated earnings and profits and expects to have no current earnings and profits for the relevant taxable year. Thus, Imara expects this distribution to be treated as a non-dividend distribution for U.S. federal income tax purposes. See the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 223 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Imara stockholders, including possible alternative treatments.

Q: What are the material U.S. federal income tax consequences of the proposed reverse stock split to Imara U.S. holders?

A: Imara intends the proposed reverse stock split to qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Assuming such treatment, an Imara U.S. holder (as defined on page 224) should not recognize gain or loss upon the proposed reverse stock split, except to the extent an Imara U.S. holder receives cash in lieu of a fractional share of Imara common stock. See the section titled “Proposal No. 3 — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 251 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the proposed reverse stock split to Imara U.S. holders.

Q: Who can help answer my questions?

A: If you are an Imara stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Morrow Sodali

509 Madison Avenue, Suite 1206

New York, NY 10022

Email: IMRA@info.morrowsodali.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Imara special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus and the documents incorporated by reference herein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 425 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split of Imara’s common stock described in Proposal No. 3 of this proxy statement/prospectus.

The Companies

Imara Inc.

1309 Beacon Street, Suite 300, Office 341

Brookline, Massachusetts, 02446

Telephone: (617) 206-2020

Imara is a biopharmaceutical company that has been dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious diseases.

On April 5, 2022, Imara announced the results from interim analyses of its Ardent Phase 2b clinical trial of tovinontrine (IMR-687) in patients with sickle cell disease, SCD, and Forte Phase 2b clinical trial of tovinontrine in patients with ß-thalassemia. Based on the data generated by these interim analyses, Imara decided to discontinue the Ardent and Forte trials as well as the further development of tovinontrine in SCD and ß-thalassemia. Imara also decided to discontinue development of tovinontrine in heart failure with preserved ejection fraction, as well as its development plans with respect to IMR-261. In connection with these events, Imara’s board of directors approved a reduction of Imara’s workforce by approximately 83% across all areas of Imara, to a total of six remaining full-time employees. The workforce reduction was designed to substantially reduce Imara’s operating expenses while Imara undertook a comprehensive assessment of its strategic options to maximize stockholder value.

Following an extensive process of evaluating strategic alternatives, including identifying and reviewing potential candidates for a strategic acquisition or other transaction, Imara entered into an Asset Purchase Agreement, dated as of September 6, 2022, or the Asset Purchase Agreement, with Cardurion Pharmaceuticals, Inc., or Cardurion, providing for the sale of tovinontrine (IMR-687) and all other assets of Imara’s related to its PDE9 program, or the Asset Sale. On October 13, 2022, Imara, Merger Sub and Enliven entered into the Merger Agreement, pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Enliven, with Enliven continuing as our wholly owned subsidiary and the surviving corporation of the Merger. If the Merger is completed, the business of Enliven will continue as the business of the combined company.

Enliven Therapeutics, Inc.

6200 Lookout Road

Boulder, CO 80301

Telephone: (720) 647-8519

Enliven is a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule inhibitors to help patients with cancer live not only longer, but better. Enliven aims to address existing and emerging unmet needs with a precision oncology approach that improves survival and enhances overall patient well-being. Enliven’s discovery process combines deep insights from clinically validated biological targets and differentiated chemistry with the goal of designing best-in-class or first-in-class therapies. By combining clinically validated targets and specific target product profiles, or TPPs, with disciplined clinical trial design and regulatory strategy, Enliven aims to develop drugs with an increased probability of clinical and commercial success. Clinically validated targets refers to biological targets that have demonstrated statistical significance on efficacy endpoints in published third-party clinical trials which Enliven believes supports the development of its product candidates by increasing its probability of success. Enliven has assembled a team of seasoned drug hunters with significant expertise in discovery and development of small molecule kinase inhibitors. Enliven’s team includes leading chemists who have been the primary or co-inventor of over 20 product candidates that have been advanced to clinical trials, including four FDA-approved products: Koselugo (selumetinib), Mektovi (binimetinib), Tukysa (tucatinib), and Retevmo (selpercatinib). Enliven is currently advancing two parallel lead product candidates, ELVN-001 and ELVN-002, as well as pursuing several additional research stage opportunities that align with its development approach.

Enliven’s first product candidate, ELVN-001, is a potent, highly selective, small molecule kinase inhibitor designed to specifically target the BCR-ABL gene fusion, the oncogenic driver for patients with Chronic Myeloid Leukemia (CML). Although the approval of BCR-ABL TKIs has improved the life expectancy of patients with CML significantly, tolerability, safety, resistance and patient convenience concerns have become more prominent as patients can now expect to live on therapy for decades. Achieving this survival benefit requires continuous daily therapy, and all available TKIs have off-target activity resulting in treatment related adverse events and drug discontinuation due to intolerance or resistance. These issues can result in the loss of molecular response and disease progression for many patients and drive approximately 20% of patients to switch therapy within the first year and approximately 40% to switch in the first 5 years. These factors, prolonged treatment course, off-target toxicities, and acquired resistance, explain why the global market for CML supports multiple blockbuster products, exceeding $6.0 billion of sales in 2021, and why there remains significant unmet need for an effective and more tolerable treatment. In Enliven’s preclinical studies, ELVN-001 has demonstrated improved kinome selectivity, tolerability and robust tumor growth inhibition when compared to certain leading and investigational therapies. In addition, ELVN-001 was highly active against the T315I mutation, which confers resistance to nearly all approved TKIs. Given ELVN-001’s mechanism of action, it potentially represents a complementary option to allosteric BCRABL inhibitors, which may play an increasingly important role in the standard of care for CML. Importantly, ELVN-001 was designed to be a more attractive option for patients with comorbidities, on concomitant medications or desiring more freedom from stringent administration requirements. ELVN-001 is currently being evaluated in a Phase 1 clinical trial in adults with CML and Enliven plans to present early clinical data by the end of 2023.

Enliven’s second product candidate, ELVN-002, is a potent, selective and irreversible HER2 inhibitor with activity against various HER2 mutations, including Exon 20 insertion mutations (E20IMs) in non-small cell lung cancer (NSCLC). While up to 3% of patients with NSCLC harbor HER2 E20IMs, currently there are no FDA-approved small molecules that specifically address these mutations. The current investigational TKIs targeting this population that have reported clinical data are all dual EGFR and HER2 inhibitors, and are dose limited by EGFR-related toxicities. ELVN-002 is designed to inhibit HER2 and key mutations of HER2, while sparing wild-type EGFR and avoiding EGFR-related toxicities. Enliven believes that if ELVN-002 achieves this profile, it will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases, a key mechanism of resistance to current therapies in patients with NSCLC and other HER2 driven diseases. While the initial focus for this program is for HER2 mutant NSCLC, Enliven intends to expand the opportunity to patients with other HER2 mutations as well as HER2 amplified or overexpressing tumors including breast, colorectal, and gastric cancers. ELVN-002 has demonstrated robust activity in preclinical models, including an intracranial model, at well-tolerated doses. Enliven filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022, and, subject to IND clearance, it plans to initiate a Phase 1 clinical trial thereafter.

Over the last several years, it has become increasingly clear that cancers developing in various sites throughout the body often share the same genomic alterations. More specifically, research and clinical data suggest that some tumors are primarily or exclusively dependent on aberrantly activated enzymes, including kinases for their proliferation and survival. Kinases are cellular enzymes that regulate the biological activity of proteins through a process known as phosphorylation and represent one of the largest classes of oncogenic drivers when aberrantly mutated or expressed in the cell. Kinase inhibition is a proven approach to fighting cancer and for nearly two decades has effectively addressed an increasing number of oncology indications, which translated into $69 billion of worldwide sales in 2021 and is estimated to grow to more than $107 billion by 2028. However, despite the advancement of precision medicine in oncology, a significant unmet need remains for the majority of cancer patients for whom no targeted therapies exist or whose cancer has developed resistance to currently available targeted treatments.

Enliven believes that the fundamental change in the development of targeted kinase inhibitor therapies in unison with its development approach, rooted in validated biology and differentiated chemistry, represents a unique opportunity to provide cancer patients with medicines offering improved therapeutic profiles. To capitalize on this opportunity, Enliven is currently pursuing several additional research stage programs. Enliven is in the process of screening and optimizing the chemistry for multiple programs and expects to make a product candidate nomination for its third program by the first half of 2023.

Enliven’s Pipeline

Enliven is focused on the discovery and development of potentially best-in-class or first-in-class precision oncology therapies. Enliven aims to do this by addressing issues such as tolerability and combinability, resistance, and disease escape through brain metastases. Enliven is currently advancing two parallel lead product candidates, ELVN-001 and ELVN-002.

Iguana Merger Sub, Inc.

c/o Imara Inc.

1309 Beacon Street, Suite 300, Office 341

Brookline, Massachusetts 02446

Telephone: (617) 206-2020

Merger Sub is a direct, wholly owned subsidiary of Imara and was formed solely for the purpose of carrying out the Merger.

The Merger (see page 165)

If the Merger is completed Merger Sub will merge with and into Enliven, with Enliven surviving the Merger as a wholly owned subsidiary of Imara.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each then outstanding share of Enliven common stock (including shares of Enliven common stock to be issued upon conversion of Enliven preferred stock and shares of Enliven common stock to be issued in the Enliven pre-closing financing transaction described below) will be converted into the right to receive a number of shares of Imara common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Imara common stock described below) calculated in accordance with the exchange ratio set forth in the Merger Agreement. Based on Imara’s and Enliven’s capitalization as of October 13, 2022, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 1.1580 shares of Imara common stock for each share of Enliven capital stock, which exchange ratio does not give effect to the expected reverse stock split of Imara common stock. The final exchange ratio is subject to adjustment prior to closing of the Merger based upon Imara’s net cash at closing and the aggregate proceeds from the sale of Enliven common stock in the Enliven pre-closing financing.

Additionally, subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each stock option granted under the Enliven 2019 Plan that is outstanding immediately prior to the effective time of the Merger will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan.

Under the exchange ratio formula in the Merger Agreement, upon the closing of the Merger, on a pro forma basis and based upon the number of shares of Imara common stock expected to be issued in the Merger, Imara securityholders as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the combined company on a fully-diluted basis and former Enliven stockholders, including those purchasing shares in the Enliven pre-closing financing) are currently estimated own approximately 84.1% of the combined company on a fully-diluted basis, in each case subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement. For purposes of calculating the exchange ratio, shares of Imara common stock underlying Imara stock options outstanding as of immediately prior to the closing of the Merger with an exercise price of less than $10.00 per share will be deemed to be outstanding and all shares of Enliven common stock underlying outstanding Enliven stock options and other derivative securities will be deemed to be outstanding. The provisions for calculating the exchange ratio assume a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, and a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million, in each case as further described in the Merger Agreement.

Each share of Imara common stock issued and outstanding at the time of the Merger will remain issued and outstanding and such shares will be appropriately adjusted to reflect the proposed reverse stock split. In addition, each option to purchase shares of Imara common stock that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. The number of shares of Imara common stock underlying such options, and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

For a more complete description of the Merger and the exchange ratio please see the section titled “The Merger” beginning on page 165 in this proxy statement/prospectus.

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the adoption of the Merger Agreement by the Enliven stockholders and the approval by the Imara stockholders of the issuance of Imara common stock pursuant to the terms of the Merger Agreement. Imara and Enliven are working to complete the Merger as quickly as practicable. The Merger is anticipated to close promptly after the Imara special meeting scheduled to be held on                     . However, Imara and Enliven cannot predict the exact timing of the completion of the Merger because it is subject to the satisfaction of various conditions. After completion of the Merger, assuming that Imara receives the required stockholder approval, Imara will be renamed “Enliven Therapeutics, Inc.”

Imara Reasons for the Merger (see page 172)

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, Imara’s board of directors held numerous meetings, consulted with Imara’s senior management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, Imara’s board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement. Several factors considered by the Imara board of directors included:

•

the financial condition and prospects of Imara and the risks associated with continuing to operate Imara on a stand-alone basis, particularly in light of Imara’s April 2022 decision to not proceed with development of tovinontrine in HFpEF and reduce its workforce;

•

that Imara’s board of directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates to identify the opportunity that would, in the view of Imara’s board of directors, create the most value for Imara stockholders; and

•

Imara’s board of directors’ belief, after a thorough review of strategic alternatives and discussions with Imara’s senior management, financial advisors and legal counsel, that the Merger is more favorable to Imara stockholders than the potential value that might have resulted from other strategic alternatives available to Imara, including continuing to operate Imara on a stand-alone basis or conducting a dissolution and liquidation of Imara and distributing any available cash to its stockholders.

For additional information, please see the section titled “The Merger—Imara Reasons for the Merger” beginning on page 172 of this proxy statement/prospectus.

Enliven Reasons for the Merger (see page 175)

The Enliven board of directors has unanimously approved the Merger Agreement, the Merger and the transactions contemplated thereby. The Enliven board of directors reviewed several factors in reaching its decision and believes that the Merger Agreement, the Merger and the transactions contemplated thereby are advisable and fair to, and in the best interests of Enliven and its stockholders. Several factors considered by the Enliven board of directors included:

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the Merger will provide Enliven’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding both the access to capital for Enliven and the range of investors potentially available as a public company, compared to the investors Enliven could otherwise gain access to if it continued to operate as a privately-held company;

•

the belief of the Enliven board of directors that this transaction provides a viable alternate public listing strategy, and addresses the risk of the lack of an available market for an initial public offering at a later date; and

•	the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations).

For additional information, please see the section titled “The Merger—Enliven Reasons for the Merger” beginning on page 175 of this proxy statement/prospectus.

Recommendation of Imara’s Board of Directors (see page 161)

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve the issuance of shares of common stock of Imara pursuant to the terms of the Merger Agreement (as it may be amended from time to time) for purposes of Nasdaq Listing Rules 5635(a), (b) and (d), as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 1.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to adopt and approve an amendment to the restated certificate of incorporation of Imara to increase the number of authorized shares of Imara common stock from 200,000,000 shares to 400,000,000 shares. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 2.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to adopt and approve an amendment to the restated certificate of incorporation of Imara to effect a reverse stock split of Imara common stock and a proportionate reduction in the number of authorized shares of Imara common stock, such ratio and the implementation and timing of the reverse stock split to be determined in the discretion of Imara’s board of directors, as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 3.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve the adoption of the Imara Inc. Amended and Restated 2020 Equity Incentive Plan, as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 4.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve an amendment to the Imara 2020 ESPP to increase the number of shares of common stock reserved for issuance under the Imara 2020 ESPP to 1,628,535 shares, as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 5.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve the adjournment of the Imara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 and 5. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 6.

Opinion of Imara’s Financial Advisor (see page 177)

Imara retained SVB Securities LLC, or SVB Securities, as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement. Imara’s board of directors selected SVB Securities to act as Imara’s financial advisor based on SVB Securities’ qualifications, reputation, experience and expertise in the biopharmaceuticals industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry, and its relationship and familiarity with Imara and its business. SVB Securities is an internationally recognized investment banking firm that has substantial experience in transactions similar to this transaction.

In connection with this engagement, Imara requested that SVB Securities evaluate the fairness, from a financial point of view, to Imara of the exchange ratio to be paid by Imara pursuant to the terms of the Merger Agreement. On October 13, 2022, at a meeting of Imara’s board of directors, SVB Securities rendered to Imara’s board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 13, 2022, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the exchange ratio to be paid by Imara pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Imara.

The full text of SVB Securities’ written opinion, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference in its entirety to this proxy statement/prospectus.

SVB Securities’ financial advisory services and opinion were provided for the information and assistance of the members of Imara’s board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of Imara’s board of directors’ consideration of the Merger and the other transactions contemplated by the Merger Agreement and SVB Securities’ opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Imara of the exchange ratio to be paid by Imara pursuant to the terms of the Merger Agreement. SVB Securities’ opinion did not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby and does not constitute a recommendation to any stockholder of Imara as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or the other transactions contemplated by the Merger Agreement or any other matter.

The full text of SVB Securities’ written opinion should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement (see page 202)

Merger Consideration (see page 190)

At the effective time of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement each outstanding share of Enliven common stock (after giving effect to the conversion of all shares of Enliven preferred stock and including the shares of Enliven common stock to be issued in the Enliven pre-closing financing, but excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Imara common stock equal to the exchange ratio described in more detail below.

Immediately after the Merger, Imara securityholders as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the outstanding shares of common stock of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement. For information on the impact of the Enliven pre-closing financing, please see the section titled “Agreements Related to the Merger—Enliven Common Stock Purchase Agreement” beginning on page 220 of this proxy statement/prospectus.

Treatment of Enliven Options (see page 202)

Under the terms of the Merger Agreement, each stock option granted under the Enliven 2019 Plan that is outstanding immediately prior to the effective time of the Merger will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan, including the adjustment and change in control provisions contained therein.

Treatment of Imara Common Stock and Imara Options (see page 203)

Each share of Imara common stock issued and outstanding at the time of the Merger will remain issued and outstanding and such shares will be appropriately adjusted to reflect the proposed reverse stock split. In addition, each option to purchase shares of Imara common stock and restricted stock unit covering shares of Imara common stock, to the extent unvested, will be vested in connection with the Merger. Each option will survive the closing and remain outstanding in accordance with its terms. The number of shares of Imara common stock underlying such options, and the exercise prices for such stock options, will be appropriately adjusted to reflect the proposed reverse stock split.

Conditions to the Completion of the Merger (see page 212)

To complete the Merger, Imara stockholders must approve Proposal No. 1 and Enliven stockholders must adopt the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived (including the closing of the transactions contemplated by the funding agreements).

Non-Solicitation (see page 208)

The Merger Agreement contains “non-solicitation” provisions, pursuant to which, subject to specified exceptions, each of Imara and Enliven has agreed that neither it nor its subsidiaries will, and each of Imara and Enliven will use reasonable best efforts to cause its respective directors, officers, employees, attorneys, and financial advisors not to, directly or indirectly:

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solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined in the section of this proxy statement/prospectus titled “The Merger Agreement—Non-Solicitation”);

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enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Imara or Enliven, as applicable, access to such party’s property, books or records (except pursuant to a request by a governmental entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

•	take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

•	publicly propose to do any of the foregoing.

Board Recommendation Change (see page 209)

Subject to specified exceptions described in the Merger Agreement, Imara has agreed that its board of directors (and any committee thereof) may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as an Imara board recommendation change:

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fail to include its recommendation to Imara’s stockholders to solicit their approval of the share issuance at the special meeting of Imara’s stockholders in this proxy statement/prospectus or shall have withdrawn or modified such recommendation in a manner adverse to Enliven;

•	withhold, withdraw or modify (or publicly propose to withhold, withdraw or modify) the approval or recommendation of the Imara board of directors with respect to the share issuance;

•

after the receipt by Imara of an Acquisition Proposal and Enliven’s subsequent request in writing that the Imara board of directors reconfirm its recommendation to Imara’s stockholders to solicit their approval of the required Imara voting proposal at the special meeting of Imara’s stockholders, fail to reconfirm its recommendation within ten business days after its receipt of Enliven’s request;

•	fail to recommend against acceptance of a tender offer within ten business days after commencement; or

•	publicly propose to adopt, approve or recommend, or have approved, adopted, or recommended any Acquisition Proposal.

Subject to specified exceptions described in the Merger Agreement, Enliven agreed that its board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as an Enliven board recommendation change:

•	withhold, withdraw or modify (or publicly propose to withhold, withdraw or modify) the approval or recommendation of the Enliven board of directors with respect to the Merger;

•	fail to recommend against acceptance of a tender offer within ten business days after commencement; or

•	publicly propose to adopt, approve or recommend any Acquisition Proposal.

Termination of the Merger Agreement (see page 216)

Either Imara or Enliven may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 218)

If the Merger Agreement is terminated under specified circumstances, Imara will be required to pay Enliven a termination fee of $3.0 million. If the Merger Agreement is terminated under certain specified circumstances, Enliven will be required to pay Imara a termination fee of $9.75 million or, in certain other circumstances, $3.0 million, as determined by the specified circumstances.

Support Agreements (see page 219)

In order to induce Imara to enter into the Merger Agreement, certain Enliven stockholders have entered into support agreements with Imara pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Enliven stockholder, to vote all of his, her or its shares of Enliven capital stock in favor of the adoption of the Merger Agreement. These Enliven stockholders also agreed to vote against any competing Acquisition Proposal with respect to Enliven.

As of October 13, 2022, the Enliven stockholders that are party to a support agreement with Imara owned an aggregate of 65,069,168 shares of Enliven capital stock, representing approximately 88.2% of the outstanding shares of Enliven capital stock on an as converted to common stock basis. These stockholders include executive officers and directors of Enliven, as well as certain other stockholders owning a significant portion of the outstanding shares of Enliven capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Enliven stockholders holding a sufficient number of shares of Enliven capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

In addition, in order to induce Enliven to enter into the Merger Agreement, certain Imara stockholders have entered into support agreements with Enliven pursuant to which, among other things, each such stockholder has agreed to vote all shares of Imara common stock owned by him or her as of the record date in favor of Proposals Nos. 1, 3, 4 and 5, and against any competing Acquisition Proposal. These Imara stockholders also agreed to vote against any competing Acquisition Proposal with respect to Imara.

As October 13, 2022, the Imara stockholders that are party to a support agreement owned an aggregate of 8,256,404 shares of Imara common stock representing approximately 33% of the outstanding shares of Imara common stock. These stockholders include certain executive officers and directors of Imara and certain other Imara stockholders holding a significant portion of the outstanding shares of Imara common stock.

Lock-Up Agreements (see page 220)

Certain of Enliven’s and Imara’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Imara’s common stock (other than the shares obtained as merger consideration in respect of the Enliven shares issued in the Enliven pre-closing financing), until 180 days after the effective time of the Merger.

The Enliven stockholders who have executed lock-up agreements as of October 13, 2022 owned, in the aggregate, approximately 83.3% of the shares of Enliven’s outstanding capital stock. The Imara stockholders who have executed lock-up agreements as of October 13, 2022 owned, in the aggregate, approximately 33% of the shares of Imara’s outstanding common stock.

Common Stock Purchase Agreement (see page 220)

Immediately prior to the execution and delivery of the Merger Agreement, certain investors entered into a Common Stock Purchase Agreement with Enliven, or the Common Stock Purchase Agreement, pursuant to which such investors have agreed to purchase from Enliven shares of Enliven common stock for a per share purchase price of $3.84098 (representing an aggregate commitment of approximately $164.5 million) in the Enliven pre-closing financing, which is expected to be consummated immediately prior to the closing of the Merger. The closing of the Enliven pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. Enliven’s obligations to consummate the Merger are conditioned upon the closing of the Enliven pre-closing financing such that Enliven receives gross proceeds of at least $131.6 million. Imara’s obligations to consummate the Merger is conditioned upon the closing of the Enliven pre-closing financing such that Enliven receives gross proceeds of at least $75 million. The shares of Enliven common stock that are issued in the Enliven pre-closing financing will be converted into shares of Imara common stock in the Merger. Accordingly, by approving Proposal No. 1, Imara stockholders will also be approving the issuance of shares of Imara common stock in exchange for all shares of Enliven common stock that are sold in the Enliven pre-closing financing.

The consummation of the Enliven pre-closing financing is subject to certain conditions, including the satisfaction or waiver of each of the conditions precedent to the consummation of the Merger set forth in the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Merger pursuant to the Merger Agreement, and the condition regarding the Enliven pre-closing financing).

Management Following the Merger (see page 367)

Effective as of the closing of the Merger, the combined company’s executive officers are expected to be members of the Enliven executive management team prior to the Merger, including:

Name	Title
Sam Kintz, M.B.A.	President, Chief Executive Officer and Director
Helen Collins, M.D.	Chief Medical Officer
Benjamin Hohl	Chief Financial Officer
Joseph P. Lyssikatos, Ph.D.	Chief Scientific Officer and Director
Anish Patel, Pharm.D.	Chief Operating Officer

Interests of Certain Directors, Officers and Affiliates of Imara and Enliven (see page 185)

Interests of Imara

In considering the recommendation of Imara’s board of directors with respect to issuing shares of Imara’s common stock in the Merger and the other matters to be acted upon by the Imara stockholders at the Imara special meeting, Imara’s stockholders should be aware that Imara’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Imara’s stockholders generally. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:

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One of Imara’s existing directors, who is expected to be Rahul Ballal, Imara’s President and Chief Executive Offer, will continue as a director of the combined company after the effective time of the Merger, and, following the closing of the Merger, will be eligible to be compensated as a non-employee director of Imara pursuant to the Imara non-employee director compensation policy that is expected to remain in place following the effective time of the Merger.

•	Under the Merger Agreement, Imara’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

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Pursuant to the terms of the applicable retention agreements, upon closing of the Asset Sale on November 10, 2022, Dr. Ballal and Michael Gray, Imara’s Chief Financial Officer, became entitled to the remaining fifty percent of the retention payment provided for in their retention agreement. In addition, if Dr. Ballal and Mr. Gray remain employed by Imara on the date of the closing of the Merger, the exercise period for the outstanding stock options held by Dr. Ballal and Mr. Gray with an exercise price of less than $5.00 per share shall be extended until the date that is the earlier of (a) eighteen months following his respective cessation of employment from Imara and (b) the final exercise date for each such applicable stock option. In the case of Dr. Ballal, who is expected to continue as a director of the combined company, the applicable exercise period will be the later of 18 months following his cessation of employment from Imara or the exercise period that would otherwise apply following his termination of service as a director (but in either case not beyond the final exercise date for each such applicable stock option). In addition, pursuant to the terms of letter agreements with Dr. Ballal and Mr. Gray, Dr. Ballal and Mr. Gray will be entitled to full acceleration of all outstanding stock options and restricted stock units as of the date of a qualifying termination of employment.

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The board of directors of Imara considered that David Bonita, M.D., a director of Imara, is a member of OrbiMed Advisors LLC, which is referred to collectively, together with its affiliates and affiliated investment entities (including OrbiMed Private Investments VII, L.P., OrbiMed Genesis Master Fund, L.P. and The Biotech Growth Trust PLC) as OrbiMed, and that OrbiMed is a stockholder of both Enliven and Imara, and that (i) OrbiMed Private Investments VII, L.P. and OrbiMed Genesis Master Fund, L.P. will receive proceeds as a result of the Merger akin to other stockholders of Enliven, (ii) Dr. Bonita serves as a representative of OrbiMed on Imara’s board of directors, (iii) OrbiMed participated in the Enliven pre-closing financing, which is expected to close immediately prior to the closing of the Merger and (iv) Rishi Gupta, a director of Enliven who is affiliated with OrbiMed, will be appointed to Imara’s board of directors in connection with the Merger.

These interests are discussed in more detail in the sections titled “The Merger—Interests of Imara Directors and Executive Officers in the Merger,” “The Merger Agreement—Indemnification and Insurance for Directors and Officers” and “Imara Executive and Director Compensation” beginning on pages 185, 211 and 228, respectively, of this proxy statement/prospectus. The members of Imara’s board of directors were aware of and considered these potential interests, among other things, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the stockholders the proposals being submitted to Imara’s stockholders at the special meeting be approved.

Certain of Imara’s directors and executive officers have also entered into a support agreement and a lock-up agreement in connection with the Merger. For a more detailed discussion of the support agreements and lock-up agreements, please see the sections titled “Agreements Related to the Merger—Support Agreements” and “Agreements Related to the Merger—Lock-Up Agreements” beginning on page 219 and page 220, respectively, of this proxy statement/prospectus.

Interests of Enliven

In considering the recommendation of the Enliven board of directors with respect to approving the Merger, stockholders should be aware that Enliven’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Enliven stockholders generally. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:

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The board of directors of Enliven considered that Rishi Gupta, a director of Enliven, is affiliated with OrbiMed Private Investments VII, L.P., OrbiMed Genesis Master Fund, L.P. and The Biotech Growth Trust PLC, which is referred to collectively, together with its affiliates and affiliated investment entities, as OrbiMed, each of which and that OrbiMed is a stockholder of Enliven, and Imara or both Enliven and Imara, and that (i) OrbiMed Private Investments VII, L.P. and OrbiMed Genesis Master Fund, L.P. will receive proceeds as a result of the Merger akin to other stockholders of Enliven, (ii) OrbiMed has a representative serving on Imara’s board of directors, (iii) OrbiMed participated in the Enliven pre-closing financing and (iv) Mr. Gupta will be appointed to Imara’s board of directors in connection with the Merger.

•

As of October 15, 2022, Enliven’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 69.2% of the shares of Enliven capital stock, which for purposes of this subsection excludes any Enliven shares issuable upon exercise or settlement of Enliven stock options held by such individual.

These interests are discussed in more detail in the sections titled “The Merger—Interests of Enliven Directors and Executive Officers in the Merger,” “The Merger Agreement—Indemnification and Insurance for Directors and Officers” and “Enliven Executive Compensation” beginning on pages 188, 211 and 235, respectively, of this proxy statement/prospectus. The members of Enliven’s board of directors were aware of and considered these interests, among other things, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the stockholders the proposals being submitted to Enliven’s stockholders at the special meeting be approved.

Certain of Enliven’s directors and executive officers have also entered into a support agreement and a lock-up agreement in connection with the Merger. For a more detailed discussion of the support agreements and lock-up agreements, please see the sections titled “Agreements Related to the Merger—Support Agreements” and “Agreements Related to the Merger—Lock-Up Agreements” beginning on page 219 and page 220, respectively, of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger (see page 194)

Imara and Enliven intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), Imara and Enliven also intend the Merger to qualify as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code. Assuming the Merger qualifies for the intended tax treatment, subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” an Enliven U.S. holder will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Imara common stock in exchange for shares of Enliven common stock in the Merger, except with respect to cash received in lieu of a fractional share of Imara common stock.

If the Merger does not qualify for the intended tax treatment, then each Enliven U.S. holder would recognize gain or loss upon the exchange of shares of Enliven common stock for Imara common stock in the Merger equal to the difference between the fair market value of the shares of Imara common stock received in exchange for the shares of Enliven common stock (plus any cash received in lieu of a fractional share) and such Enliven U.S. holder’s adjusted tax basis in the shares of Enliven common stock surrendered.

Because the Imara stockholders will not sell, exchange or dispose of any shares of Imara common stock in the Merger, there will be no material U.S. federal income tax consequences to Imara stockholders upon consummation of the Merger.

See the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 194 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Merger to Enliven U.S. holders.

Material U.S. Federal Income Tax Consequences of Receipt of CVRs (see page 223)

The U.S. federal income tax treatment of the Imara stockholders’ receipt of the CVRs is unclear. Imara will report the issuance of the CVRs to Imara stockholders as a distribution of property with respect to Imara common stock. Assuming such treatment, each Imara stockholder will be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Imara stockholder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Imara stockholder’s pro rata share of Imara’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Imara stockholder’s basis in its Imara common stock, and finally as capital gain from the sale or exchange of Imara common stock with respect to any remaining value. Imara has no accumulated earnings and profits and expects to have no current earnings and profits for the relevant taxable year. Thus, Imara expects this distribution to be treated as a non-dividend distribution for U.S. federal income tax purposes. See the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 223 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Imara stockholders, including possible alternative treatments.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split (see pages 251)

Imara intends the proposed reverse stock split to qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Assuming such treatment, an Imara U.S. holder should not recognize gain or loss upon the proposed reverse stock split, except to the extent an Imara U.S. holder receives cash in lieu of a fractional share of Imara common stock. See the section titled “Proposal No. 3—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 251 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the proposed reverse stock split to Imara U.S. holders.

Risk Factor Summary

Both Imara and Enliven are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

•

The exchange ratio will not be adjusted based on the market price of Imara’s common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

•

Failure to complete the Merger may result in either Imara or Enliven paying a termination fee to the other party, which could harm the common stock price of Imara and future business and operations of each company.

•	If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Risks Related to the Proposed Reverse Stock Split

•	The reverse stock split may not increase the combined company’s stock price over the long-term.

Risks Related to Imara

•	Imara has incurred significant losses since its inception. Imara expects to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

•

If the Merger is not completed, Imara will reconsider its strategic alternatives, including dissolving and liquidating its assets, pursuing another strategic transaction, or operating its business. Imara’s future capital requirements depend on many factors, and adequate additional financing may not be available to it on acceptable terms, or at all.

Risks Related to Enliven

•

Enliven is early in its development efforts, with a limited operating history, and it has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and future viability.

•	Enliven has incurred significant net losses in each period since its inception, and it expects to continue to incur significant net losses for the foreseeable future.

•	Enliven has never generated revenue from product sales and may never achieve or maintain profitability.

•

Enliven is substantially dependent on ELVN-001 and ELVN-002. If Enliven is unable to advance ELVN-001 or ELVN-002 through clinical development, obtain regulatory approval and ultimately commercialize such product candidates, or experiences significant delays in doing so, Enliven’s business will be materially harmed.

•

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of Enliven’s clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

•

Enliven has limited resources and is currently focusing its efforts on ELVN-001 and ELVN-002 for development in particular indications and advancing its other research programs. As a result, Enliven may fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

•

Enliven’s prospects depend in large part upon developing and commercializing ELVN-001 and ELVN-002 and discovering, developing and commercializing product candidates from its other research programs, and failure to successfully identify, develop and commercialize additional product candidates could impair Enliven’s ability to grow.

•

If clinical trials of Enliven’s product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, Enliven would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of its product candidates.

•

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If Enliven is ultimately unable to obtain regulatory approval of its product candidates, Enliven will be unable to generate product revenue and its business will be substantially harmed.

•	Enliven’s success depends on its ability to protect its intellectual property and its proprietary technologies.

Risks Related to the Combined Company

•	The market price of the combined company’s common stock following the completion of the Merger is expected to be volatile, and the market price of the common stock may drop following the Merger.

•	Following the Merger, the combined company may be unable to integrate successfully and realize the anticipated benefits of the Merger.

•

The combined company will need substantial additional funding before it can complete the development of its product candidates. If the combined company is unable to obtain such additional capital on favorable terms, on a timely basis or at all, it would be forced to delay, reduce or eliminate its product development and clinical programs and may not have the capital required to otherwise operate its business.

•	The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. Imara and Enliven both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 193)

Under the Merger Agreement, the Merger cannot be completed until the waiting period (and any extensions thereof), if any, applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, has expired or otherwise been terminated. The initial waiting period under the HSR Act is set to expire at 11:59 p.m., Eastern Time, on Monday, November 28, 2022.

Nasdaq Stock Market Listing (see page 197)

Enliven has filed a listing application for the combined company’s common stock with Nasdaq following completion of the Merger. If such application is accepted, Imara and Enliven anticipate that the common stock of the combined company, which will be renamed to Enliven Therapeutics, Inc., will be listed on The Nasdaq Stock Market following the closing of the Merger under the trading symbol “ELVN.”

Anticipated Accounting Treatment (see page 197)

The Merger will be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles, or GAAP. Under this method of accounting, Enliven will be deemed to be the accounting acquirer for financial reporting purposes. For accounting purposes, the Merger will be treated as the equivalent of Enliven issuing stock to acquire the net assets of Imara. As a result of the Merger, the net assets of Imara will be recorded at their acquisition-date fair value in the financial statements of Enliven and the reported operating results prior to the Merger will be those of Enliven. See the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 383 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 198)

Holders of Imara common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Enliven capital stock are entitled to appraisal rights in connection with the Merger under Delaware law. See the section titled “Appraisal Rights and Dissenters’ Rights” on page 198 of this proxy statement/prospectus for additional information.

Comparison of Stockholder Rights (see page 402)

Both Imara and Enliven are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law, or the DGCL. If the Merger is completed, Enliven stockholders will become Imara stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Imara and the restated certificate of incorporation of Imara, as may be further amended by Proposal Nos. 2 and 3 if approved by the Imara stockholders at the Imara special meeting. The rights of Imara stockholders contained in the restated certificate of incorporation and amended and restated bylaws of Imara differ from the rights of Enliven stockholders under the amended and restated certificate of incorporation and amended and restated bylaws of Enliven, as more fully described under the section titled “Comparison of Rights of Holders of Imara Capital Stock and Enliven Capital Stock” beginning on page 402 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Information

Imara common stock is currently listed on The Nasdaq Global Select Market under the symbol “IMRA.”

The closing price of Imara’s common stock on October 13, 2022, the last trading day prior to the public announcement of the Merger, was $2.58 per share and the closing price of Imara’s common stock on November 7, 2022 was $4.46 per share, in each case as reported on The Nasdaq Global Select Market.

Because the market price of Imara common stock is subject to fluctuation, the market value of the shares of Imara common stock that Enliven stockholders will be entitled to receive in the Merger may increase or decrease.

Enliven is a private company and its shares of common stock and preferred stock are not publicly traded.

Assuming approval of Proposal No. 1 and successful application for initial listing with The Nasdaq Stock Market, Imara and Enliven anticipate that the common stock of the combined company, which will be renamed to Enliven Therapeutics, Inc., will be listed on The Nasdaq Stock Market following the closing of the Merger under the trading symbol “ELVN.”

As of                     , 2022, the Record Date for the Special Meeting, there were approximately                      holders of record of the Imara common stock. As of                     , 2022, Enliven had                      holders of record of Enliven common stock and                      holders of record of Enliven Preferred Stock. For detailed information regarding the beneficial ownership of certain Imara stockholders, see the sections titled “Principal Stockholders of Imara” and “Principal Stockholders of Enliven” on pages 415 and 418, respectively, of this proxy statement/prospectus.

Dividends

Imara has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Enliven has never paid or declared any cash dividends on its capital stock. Enliven intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the combined company’s board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Imara common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Imara set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which is filed with the Securities and Exchange Commission, or the SEC, as such risks may be updated or supplemented in its subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, each of which is incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 425 of this proxy statement/prospectus for further information regarding the documents incorporated by reference into this proxy statement/prospectus.

Risks Related to the Strategic Transactions

Risks Related to the Merger

The exchange ratio will not be adjusted based on the market price of Imara’s common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the effective time of the Merger, outstanding shares of Enliven capital stock will be converted into shares of Imara common stock. Applying the exchange ratio, the former Enliven securityholders immediately before the Merger, including those purchasing shares in the Enliven pre-closing financing, are currently estimated to own approximately 84.1% of the aggregate number of shares of Imara common stock following the Merger on a fully-diluted basis, and Imara securityholders immediately before the Merger are currently estimated to own approximately 15.9% of the aggregate number of shares of Imara common stock following the Merger on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement.

Any changes in the market price of Imara stock before the completion of the Merger will not affect the number of shares Enliven stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Imara common stock increases from the market price on the date of the Merger Agreement, then Enliven stockholders could receive merger consideration with substantially more value for their shares of Enliven capital stock than the parties had negotiated when they established the exchange ratio. Similarly, if before the completion of the Merger the market price of Imara common stock declines from the market price on the date of the Merger Agreement, then Enliven stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

Failure to complete the Merger may result in either Imara or Enliven paying a termination fee to the other party, which could harm the common stock price of Imara and future business and operations of each company.

If the Merger is not completed, Imara and Enliven are subject to the following risks:

•	if the Merger Agreement is terminated under certain specified circumstances, Imara will be required to pay Enliven a termination fee of $3.0 million;

•

if the Merger Agreement is terminated under certain other specified circumstances, Enliven will be required to pay Imara a termination fee of $9.75 million or, in certain other circumstances, $3.0 million;

•	the price of Imara common stock may decline and could fluctuate significantly; and

•

costs related to the Merger, such as financial advisor, legal and accounting fees, which Imara estimates will total approximately $2.0 million, $2.5 million, and $0.4 million, respectively, a majority of which must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the board of directors of Imara or Enliven determines to seek another business combination, there can be no assurance that either Imara or Enliven will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the Merger Agreement.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger Agreement is adopted by the stockholders of Enliven and the Merger and the issuance of Imara’s common stock pursuant thereto are approved by the stockholders of Imara, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 212 of this proxy statement/prospectus. Imara and Enliven cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed, and Imara and Enliven each may lose some or all of the intended benefits of the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Imara nor Enliven is obligated to complete the Merger if there is a material adverse effect affecting the other party between October 13, 2022, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or market conditions, industry wide changes, changes in GAAP, changes in laws, rules or regulations of general applicability or interpretations thereof, natural disasters, epidemics, pandemics or other disease outbreaks (including the COVID-19 pandemic), outbreaks of major hostilities or acts of terrorism, changes resulting from the announcement or pendency of the Merger, and failures to meet internal guidance, budgets, plans or forecasts. Therefore, if any of these events were to occur impacting Imara or Enliven, the other party would still be obliged to consummate the closing of the Merger. If any such adverse changes occur and Imara and Enliven consummate the closing of the Merger, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of Imara, Enliven or both. For a more complete discussion of what constitutes a material adverse effect on Imara or Enliven, see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 212 of this proxy statement/prospectus.

If Imara and Enliven complete the Merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

On October 13, 2022, Enliven entered into the Common Stock Purchase Agreement with certain investors, including existing investors of Enliven, pursuant to which the investors agreed to purchase, in the aggregate, approximately $164.5 million in shares of common stock of Enliven immediately prior to the closing of the Merger, referred to as the Enliven pre-closing financing. The closing of the Enliven pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. The Enliven pre-closing financing is more fully described under the section titled “Agreements Related to the Merger—Enliven Common Stock Purchase Agreement” beginning on page 220 of this proxy statement/prospectus.

Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including Imara’s pre-Merger securityholders and Enliven’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Some Imara and Enliven directors and executive officers may have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of Imara and Enliven may have interests in the Merger that are different from, or in addition to, the interests of other Imara stockholders generally. These interests with respect to Imara’s directors and executive officers may include, among others, that certain of Imara’s executives are entitled to, in connection with a qualifying termination of employment, accelerated vesting of options and restricted stock units with respect to Imara common stock and the payment of severance, that certain of Imara’s executives are entitled to the extension of the applicable executive’s post-termination exercise period with respect to their options in the event of the executive’s continued employment through the closing of the Merger, and that all of Imara’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. In addition, a current member of the Imara board of directors, who is expected to be Rahul Ballal, is expected to continue as a director of the combined company after the effective time of the Merger, and, following the closing of the Merger, will be eligible to be compensated as a non-employee director of the combined company pursuant to the Imara non-employee director compensation policy that is expected to remain in place following the effective time of the Merger. These interests with respect to Enliven’s directors and executive officers may include, among others, that certain of Enliven’s directors and executive officers have options, subject to vesting, to purchase shares of Enliven common stock which, after the effective time of the Merger, will be converted into and become options to purchase shares of the common stock of the combined company; Enliven’s executive officers are expected to continue as executive officers of the combined company after the effective time of the Merger; and all of Enliven’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. Further, all of the current members of Enliven’s board of directors are expected to continue as directors of the combined company after the effective time of the Merger, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the Imara non-employee director compensation policy that is expected to remain in place following the effective time of the Merger. The directors and executive officers own options to purchase the shares of and, in the case of executive officers of Imara, restricted stock units with respect to, their respective companies.

The board of directors of Imara also considered that David Bonita, M.D., a director of Imara, is a member of OrbiMed Advisors LLC, which is affiliated with OrbiMed Private Investments VII, L.P., OrbiMed Genesis Master Fund, L.P. and The Biotech Growth Trust PLC (referred to collectively with its affiliates and affiliated investment entities as OrbiMed) and the board of directors of Enliven considered that Rishi Gupta, a director of Enliven, is also affiliated with OrbiMed. Both the Imara and Enliven boards of directors considered, among other things, that (i) OrbiMed is a stockholder of Enliven and Imara, (ii) OrbiMed Private Investments VII, L.P. and OrbiMed Genesis Master Fund, L.P. will receive proceeds as a result of the Merger akin to other stockholder of Enliven, (iii) OrbiMed participated in the Enliven pre-closing financing and (iv) Mr. Gupta will be appointed to Imara’s board of directors in connection with the Merger.

The Imara and Enliven boards of directors were aware of and considered those interests, among other things, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement and certain related matters to Imara and Enliven stockholders. These interests, among other factors, may have influenced the directors and executive officers of Imara and Enliven to support or approve the Merger.

For more information regarding the interests of Imara and Enliven directors and executive officers in the Merger, please see the sections titled “The Merger—Interests of Imara Directors and Executive Officers in the Merger” beginning on page 185 and “The Merger—Interests of Enliven Directors and Executive Officers in the Merger” beginning on page 188 of this proxy statement/prospectus.

Imara’s stockholders may potentially not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The Merger Agreement contemplates that, at or prior to the effective time of the Merger, Imara will enter into a Contingent Value Rights Agreement, or the CVR Agreement, with a rights agent pursuant to which each of Imara’s stockholders of record immediately prior to the Merger will receive one CVR for each outstanding share of Imara’s common stock held by such stockholder on such date. Each CVR will represent the contractual right to receive payments upon the occurrence of certain events related to the Asset Sale or a potential sale or license involving IMR-261, in each case as set forth in, and subject to the permitted deductions set forth in, and in accordance with the terms and conditions of, the CVR Agreement. The right of Imara’s stockholders to derive any value from the CVRs will be contingent solely upon the disposition of such assets within the time periods specified in the CVR Agreement.

Imara may not be able to achieve successful results from the disposition of such assets as described above. If this is not achieved for any reason within the time periods specified in the CVR Agreement, or the permitted deductions set forth in the CVR Agreement are greater than any gross proceeds, no payments will be made under the CVRs, and the CVRs will expire valueless.

Imara stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including as a result of the conversion of Enliven common stock issued in the Enliven pre-closing financing.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Imara stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, Imara’s stock price may fluctuate significantly.

The market price of Imara’s common stock is subject to significant fluctuations. During the 12-month period ended November 1, 2022, the closing sales price of Imara’s common stock on The Nasdaq Global Select Market ranged from a high of $4.97 on November 1, 2022 to a low of $0.99 on April 12, 2022. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Imara common stock will likely be volatile based on whether stockholders and other investors believe that Imara can complete the Merger or otherwise raise additional capital to support Imara’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Imara common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Imara common stock to fluctuate include:

•

the initiation of, material developments in, or conclusion of litigation to enforce or defend its intellectual property rights or defend against claims involving the intellectual property rights of others;

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the introduction of technological innovations or new therapies that compete with its future products;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Imara common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Imara and Enliven securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Imara and Enliven will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Imara securityholders as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the outstanding shares of the combined company on a fully-diluted basis and former Enliven securityholders, including those purchasing shares in the Enliven pre-closing financing, are currently estimated to own approximately 84.1% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement. The Co-founder and Chief Executive Officer of Enliven will serve as the Chief Executive Officer of the combined company following the completion of the Merger.

During the pendency of the Merger, Imara and Enliven may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Imara and Enliven to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, proposing, seeking or knowingly encouraging, facilitating or supporting any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the section titled “The Merger Agreement—Non- Solicitation” beginning on page 208 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Imara and Enliven from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement—Non-Solicitation.” In addition, if the Merger Agreement is terminated under specified circumstances, Imara would be required to pay Enliven a termination fee of $3.0 million. This termination fee may discourage third parties from submitting competing proposals to Imara or its stockholders, and may cause the Imara board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Enliven’s capital stock makes it difficult to evaluate the fair market value of Enliven’s capital stock, Imara may pay more than the fair market value of Enliven’s capital stock and/or the stockholders of Enliven may receive consideration in the Merger that is less than the fair market value of Enliven’s capital stock.

The outstanding capital stock of Enliven is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Enliven’s capital stock. Because the percentage of Imara equity to be issued to Enliven stockholders was determined based on negotiations between the parties, it is possible that the value of the Imara common stock to be received by Enliven stockholders will be less than the fair market value of Enliven’s capital stock, or Imara may pay more than the aggregate fair market value for Enliven’s capital stock.

The Merger may not qualify as either a “reorganization” within the meaning of Section 368(a) of the Code or a non-taxable exchange within the meaning of Section 351(a) of the Code for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Enliven stockholders in respect of their Enliven common stock.

As described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus, Imara and Enliven intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), Imara and Enliven also intend the Merger to qualify as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code. However, Enliven has not sought and does not intend to seek any opinions of counsel or rulings from the U.S. Internal Revenue Service, or IRS, regarding the intended tax treatment of the Merger and, even if opinions of counsel were sought and obtained by Enliven, such opinions would not be binding upon the IRS or a court. Consequently, there can be no assurance that the IRS will not challenge the intended tax treatment of the Merger and, if challenged, that a court would not sustain the IRS’ position. In the event that the Merger does not qualify as either a “reorganization” within the meaning of Section 368(a) of the Code or as a non-taxable exchange within the meaning of Section 351(a) of the Code, each Enliven U.S. holder would recognize gain or loss upon the exchange of shares of Enliven common stock for Imara common stock in the Merger equal to the difference between the fair market value of the shares of Imara common stock received in exchange for the shares of Enliven common stock (plus any cash received in lieu of a fractional share) and such Enliven U.S. holder’s adjusted tax basis in the shares of Enliven common stock surrendered. Each Enliven stockholder is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.

The U.S. federal income tax treatment of the CVRs is unclear, and there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

The U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs. As discussed in the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs,” Imara will treat the issuance of the CVRs as a distribution of property with respect to its stock. However, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. In addition, although Imara will estimate the value of the CVRs for purposes of reporting the distribution on Form 1099 to Imara stockholders, the value of the CVRs is uncertain, and the IRS or a court could determine that the value of the CVRs at the time of issuance was higher. In such case, the Imara stockholders could be treated as having additional income or gain upon receipt of the CVRs as described further in the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 223 of this proxy statement/prospectus. Further, notwithstanding Imara’s position that the receipt of CVRs and the proposed reverse stock split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the Imara stockholders’ receipt of the CVRs and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to Imara’s position, which could result in adverse U.S. federal income tax consequences to holders of the CVRs. The tax consequences of such alternative treatments are described below under the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs,” beginning on page 223 of this proxy statement/prospectus.

Risks Related to the Proposed Reverse Stock Split

The reverse stock split may not increase the combined company’s stock price over the long-term.

The principal purpose of the reverse stock split is to increase the per-share market price of Imara’s common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of the combined company and the shares of Imara common stock being issued in the Merger on Nasdaq will be approved. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the combined company’s common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Imara and Enliven, or result in any permanent or sustained increase in the market price of the combined company’s common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined company might meet the listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of the combined company’s common stock.

Although Imara’s board of directors believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to Imara

Risks Related to Imara’s Financial Position and Need for Additional Capital

As described below, if the Merger is not completed, Imara will reconsider its strategic alternatives, including dissolving and liquidating its assets, pursuing another strategic transaction, or operating its business. If the Merger is not completed, Imara will face various risks related to its financial condition and need for capital; its ability to execute on alternative strategies; discovery, development and commercialization of its product candidates; its intellectual property; regulatory and compliance matters; and its status as a public company, all as further discussed in the Risk Factors, including this subsection titled “—Risks Related to Imara.”

Imara has incurred significant losses since its inception. Imara expects to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, Imara has incurred significant operating losses. Its net loss was $51.4 million for the year ended December 31, 2021 and $30.7 million for the nine months ended September 30, 2022. As of September 30, 2022, Imara had an accumulated deficit of $178.2 million. To date, Imara has financed its operations primarily through the sale of common stock and the sale of convertible preferred stock. Imara has historically devoted substantially all of its financial resources and efforts to research and development, including clinical trials and preclinical studies of tovinontrine.

In April 2022, Imara made the decision to discontinue development of tovinontrine and is not currently developing product candidates. Imara may never generate revenues that are significant enough to achieve profitability. Imara is unable to accurately predict the timing or amount of increased expenses or when, or if, Imara will be able to achieve profitability.

Even if Imara does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Its failure to become and remain profitable would depress the value of the company and could impair its ability to raise capital, expand its business, maintain its research and development efforts, diversify its pipeline of product candidates or even continue its operations. A decline in the value of the company could also cause its stockholders to lose all or part of their investment.

If the Merger is not completed, Imara will reconsider its strategic alternatives, including dissolving and liquidating its assets, pursuing another strategic transaction, or operating its business. Imara’s future capital requirements depend on many factors, and adequate additional financing may not be available to it on acceptable terms, or at all.

Imara expects to devote significant time and resources to the completion of the Merger. However, there can be no assurances that such activities will result in the completion of the Merger. If the Merger is not completed, Imara will reconsider its strategic alternatives. Imara considers one of the following courses of action to be the most likely alternatives if the Merger is not completed:

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Dissolve and liquidate its assets. If, for any reason, the Merger does not close, Imara’s board of directors may conclude that it is in the best interest of stockholders to dissolve the company and liquidate its assets. In that event, Imara would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying Imara’s obligations and setting aside funds for reserves.

•	Pursue another strategic transaction. Imara may resume the process of evaluating a potential strategic transaction in order to attempt another strategic transaction like the Merger.

•	Operate its business. Imara’s board of directors may elect to initiate development of IMR-261 or to seek new product candidates for development.

If Imara’s board of directors elects to seek new product candidates for development, Imara expects that it would incur significant research and development expenses. If Imara is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate any such future research and development programs or commercialization efforts and/or Imara could be forced to revise or abandon its current business strategy.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Imara may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, any product candidates, if approved, may not achieve commercial success. Commercial revenues, if any, will not be derived unless and until Imara can achieve sales of products, which it does not anticipate for several years, if at all. Accordingly, if Imara decides to pursue any future product development efforts, it will need to obtain substantial additional funding in connection with its continuing operations.

In April 2021, Imara entered into a sales agreement, or the Sales Agreement, with Cantor Fitzgerald & Co, LLC, as sales agent, providing for the offering, issuance and sale by Imara of up to an aggregate $75.0 million of its common stock from time to time in “at-the-market” offerings under a shelf registration statement on Form S-3. As of September 30, 2022, Imara had issued and sold 231,291 shares of common stock under the Sales Agreement, resulting in net proceeds of $1.4 million after deducting commissions and offering expenses. The extent to which Imara utilizes the Sales Agreement as a source of funding will depend on a number of factors, including the prevailing market price of its common stock, general market conditions, the extent to which Imara is able to secure funds from other sources, and restrictions on Imara’s ability to sell common stock pursuant to the Sales Agreement to the extent it is then subject to restrictions on its ability to utilize the Form S-3 shelf registration statement to sell more than one-third of the market value of its public float, meaning the aggregate market value of voting and non-voting common stock held by non-affiliates, in any trailing 12-month period. Accordingly, Imara may not be able to sell shares under the Sales Agreement at prices or amounts that it deems acceptable, and there can be no assurance that it will sell any further common stock pursuant to the Sales Agreement.

As of September 30, 2022, Imara had cash, cash equivalents and investments of $56.3 million. Imara’s future capital requirements will depend on many factors, including:

•	whether it completes the Merger with Enliven and, if the Merger is completed, the capital requirements of the combined company;

•	whether Imara realizes the anticipated cost savings in connection with its April 2022 workforce reduction;

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if Imara decides to pursue any future product development efforts, its ability to bring any such product candidate through preclinical and clinical development, and the timing and scope of these research and development activities;

•	the costs of obtaining clinical and commercial supplies of any product candidates Imara may develop;

•	Imara’s ability to successfully commercialize any product candidates it may develop;

•	the manufacturing, selling and marketing costs associated with any product candidates Imara may develop, including the cost and timing of establishing its sales and marketing capabilities;

•	the amount and timing of sales and other revenues from any product candidates Imara may develop, including the sales price and the availability of coverage and adequate third-party reimbursement;

•	the time and cost necessary to respond to technological and market developments;

•	the extent to which Imara may acquire or in-license product candidates and technologies;

•	the impact of the COVID-19 pandemic and Imara’s response to it;

•	the costs of maintaining, expanding and protecting Imara’s intellectual property portfolio; and

•	the costs associated with operating as a public company and maintaining compliance with exchange listing and SEC requirements.

Imara may seek additional financing to achieve its business objectives. Adequate additional financing may not be available to it on acceptable terms, or at all. In addition, Imara may seek additional capital when market conditions are favorable, or for strategic considerations, even if it believes it has sufficient funds for its current or future operating plans. If adequate funds are not available to Imara on a timely basis or on terms acceptable to Imara, it may be required to delay, limit, reduce or terminate any preclinical studies, clinical trials or other activities for any product candidates under development at such time, or delay, limit, reduce or terminate its establishment of sales and marketing capabilities or other activities that may be necessary to commercialize any product candidates.

Raising additional capital may cause dilution to Imara’s stockholders, restrict its operations or require it to relinquish rights to its technologies or product candidates.

Until such time, if ever, as Imara can generate substantial product revenues, Imara expect to finance its cash needs through a combination of the sale of one or more of its product candidates or other assets, equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Imara does not have any committed external source of funds. To the extent that Imara raises additional capital through the sale of equity or convertible debt securities, its stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect its stockholders’ rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Imara’s ability to take specific actions, such as incurring additional debt, selling or licensing its assets, making capital expenditures or declaring dividends.

If Imara raises additional funds through the sale of one or more of its product candidates or other assets, collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Imara may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Imara. If Imara is unable to raise additional funds through equity or debt financings when needed or on terms acceptable to it, it may be required to delay, limit, reduce or terminate any product development or future commercialization efforts or grant rights to develop and market product candidates that Imara would otherwise prefer to develop and market itself.

Imara’s limited operating history may make it difficult to evaluate the success of its business to date and to assess its future viability.

Imara commenced activities in 2016 and its operations to date have been limited to organizing and staffing its company, business planning, raising capital, developing its technology, and undertaking preclinical studies and clinical trials of its product candidates. Imara has not yet demonstrated its ability to successfully develop any product candidate, obtain regulatory approvals, manufacture a commercial scale product or arrange for a third-party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions about its future success or viability may not be as accurate as they could be if Imara had a longer operating history or a history of successfully developing and commercializing products.

Imara expects its financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond its control. Each of its announcements regarding the termination of development of tovinontrine and the related workforce reduction, the Asset Sale, and the signing of the Merger Agreement are likely to further increase the variability of its operating results in the coming quarters as compared to prior quarters. Accordingly, Imara’s stockholders should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Imara’s ability to use its net operating losses, or NOLs, and research and development tax credit carryforwards to offset future taxable income may be subject to certain limitations.

Imara has a history of cumulative losses and anticipates that it will continue to incur significant losses in the foreseeable future; thus, it does not know whether or when it will generate taxable income necessary to utilize its net operating losses, or NOLs, or research and development tax credit carryforwards. As of December 31, 2021, it had federal NOLs of $139.2 million and state NOLs of $129.4 million.

In general, under Sections 382 and 383 of the Code and corresponding provisions of state law, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three year period, is subject to limitations on its ability to utilize its pre-change NOLs and research and development tax credit carryforwards to offset future taxable income. Imara may have experienced such ownership changes in the past, including as a result of its public offering of shares of common stock in July 2021, and the Merger, if completed, will result in such an ownership change. Imara may experience additional ownership changes in the future as a result of subsequent changes in its stock ownership (which may be outside Imara’s control). As a result, if, and to the extent that, Imara earns net taxable income, its ability to use its pre-change NOLs and research and development tax credit carryforwards to offset such taxable income may be subject to limitations.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, Imara’s existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. As described below in “Changes in tax laws or in their implementation or interpretation may adversely affect Imara’s business and financial condition,” the Tax Cuts and Jobs Act, or TCJA, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, includes changes to U.S. federal tax rates and the rules governing NOL carryforwards that may significantly impact Imara’s ability to utilize its NOLs to offset taxable income in the future. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, even if Imara attains profitability, it may be unable to use a material portion of its NOLs and other tax attributes.

Imara’s business and operations have been and may continue to be adversely affected by the COVID-19 pandemic, as may the operations of its third-party service providers.

The COVID-19 pandemic and government measures taken in response to it have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services has fallen. The future progression of the pandemic and its effects on Imara’s business and operations are uncertain.

The COVID-19 pandemic has affected Imara’s operations to date, including by causing delays in the conduct of clinical trials. While Imara has not experienced any significant disruptions with the third parties on which it relies, the COVID-19 pandemic, or the spread of another infectious disease, could also negatively affect the operations of Imara’s third-party manufacturers, which could result in disruptions in the supply of any product candidates Imara may develop. In addition, many of Imara’s employees are currently working remotely. The COVID-19 pandemic continues to rapidly evolve and could more significantly impact Imara’s operations in the future.

Although Imara is not currently developing any product candidates, if it decides to pursue any future product development efforts, the COVID-19 pandemic may adversely affect its development activities, including its ability to recruit and retain patients in clinical trials, as a result of many factors, including:

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diversion of healthcare resources away from the conduct of its clinical trials in order to focus on pandemic concerns, including the availability of necessary materials, the attention of physicians serving as clinical trial investigators, access to hospitals serving as clinical trial sites, availability of hospital staff supporting the conduct of clinical trials and the reluctance of patients enrolled in clinical trials to visit clinical trial sites;

•	potential interruptions in global shipping affecting the transport of clinical trial materials, such as investigational drug product, patient samples and other supplies used in clinical trials;

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the impact of further limitations on travel that could interrupt key clinical trial activities, such as clinical trial site initiations and monitoring activities, travel by Imara’s employees, contractors or patients to clinical trial sites, or the ability of employees at any of Imara’s contract manufacturers or contract research organizations, or CROs, to report to work, any of which could delay or adversely impact the conduct or progress of clinical trials, and limit the amount of clinical data Imara will be able to report;

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any future interruption of, or delays in receiving, supplies of clinical trial material from Imara’s contract manufacturing organizations, or CMOs, due to staffing shortages, production slowdowns or stoppages or disruptions in delivery systems; and

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availability of future capacity at contract manufacturers to produce sufficient drug substance and drug product to meet forecasted clinical trial demand if any of these manufacturers elect or are required to divert attention or resources to the manufacture of other pharmaceutical products.

Additionally, while the potential economic impact and the duration of the COVID-19 pandemic is difficult to assess or predict, any impact of the COVID-19 pandemic on the global financial markets may reduce Imara’s ability to access capital, which could negatively impact its short-term and long-term liquidity.

While Imara expects the impacts of COVID-19 will continue to have some adverse effect on its business, the extent to which COVID-19 impacts its operations will depend on future developments, which remain uncertain and cannot be predicted with confidence, including the duration of the pandemic, new information which may emerge concerning the severity of COVID-19 and variants of COVID-19, the actions to contain COVID-19 or treat its impact and changes in government spending or priorities, among others. The COVID-19 pandemic is a widespread health crisis that continues to adversely affect the global economy and financial markets of many countries, and any economic downturn could also affect Imara’s operations, its ability to raise additional funds through public offerings and the volatility of its stock price and trading in its stock. Even after the COVID-19 pandemic has subsided, Imara may continue to experience adverse impacts to its business as a result of any economic recession or depression that has occurred or may occur in the future.

Risks Related to the Discovery, Development and Commercialization of Imara’s Product Candidates

Imara does not currently have any product candidates in active development. Future clinical trials of its product candidates, if any, may not be successful. If Imara is unable to successfully develop or commercialize its product candidates, or experience significant delays in doing so, its business will be materially harmed.

As discussed above, if the Merger is not completed, Imara will reconsider its strategic alternatives, including dissolving and liquidating its assets, pursuing another strategic transaction, or operating its business. If Imara’s board of directors elects to seek product candidates for development, Imara will face the risks related to discovery, development and commercialization of its product candidates set forth in this section, in addition to other risks described in this Risk Factors section.

Although Imara has invested a significant portion of its efforts and financial resources in the development of its product candidates, Imara is not currently actively developing any of its product candidates. If Imara decides to pursue any future product development efforts, its ability to generate meaningful product revenues will depend heavily on the successful development of its product candidates. To the extent that Imara pursues any development efforts in the future, its success will depend on several factors, including the following:

•	successfully completing clinical trials;

•	acceptance by the FDA or other regulatory agencies of regulatory filings;

•	expanding and maintaining a workforce of experienced clinical-stage drug development professionals and others to continue to develop its product candidates;

•	obtaining and maintaining intellectual property protection and regulatory exclusivity for its product candidates;

•	making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales, if and when approved, whether alone or in collaboration with others;

•	acceptance of its product candidates, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other existing therapies, if any;

•	obtaining and maintaining coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;

•	patients’ willingness to pay out-of-pocket for its product candidates in the absence of coverage and/or adequate reimbursement from third-party payors; and

•	maintaining a continued acceptable safety profile following receipt of any regulatory approvals.

Many of these factors are beyond Imara’s control, including clinical outcomes, the regulatory review process, potential threats to its intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If Imara is unable to develop, receive marketing approval for and successfully commercialize any product candidates it seeks to develop, or if it experiences delays as a result of any of these factors or otherwise, Imara may need to spend significant additional time and resources to identify additional product candidates, advance them through preclinical and clinical development and apply for regulatory approvals, which would adversely affect its business, prospects, financial condition and results of operations.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. Imara may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

The risk of failure for any product candidates Imara may develop is high. It is impossible to predict when or if any product candidates it may develop will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, Imara must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of such product candidate in humans. Clinical trials may fail to demonstrate that any product candidates Imara may develop are safe for humans and effective for indicated uses. For example, in April 2022, Imara discontinued development of tovinontrine in SCD and ß-thalassemia based on the results of interim analyses of its Ardent and Forte Phase 2b clinical trial of tovinontrine in patients with SCD and ß-thalassemia. Even if clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.

Before Imara can commence clinical trials for a product candidate, it must complete extensive preclinical testing and studies that support its planned investigational new drug applications, or INDs, and other regulatory filings in the United States and abroad. Imara cannot be certain of the timely completion or outcome of its preclinical testing and studies, and cannot predict if the FDA or other regulatory agencies will accept its proposed clinical programs or if the outcome of its preclinical testing and studies will ultimately support the further development of any product candidates. As a result, Imara cannot be sure that it will be able to submit INDs or similar applications for its preclinical programs on the timelines it expects, if at all, and it cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Furthermore, product candidates are subject to continued preclinical safety studies, which may be conducted concurrent with Imara’s clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact Imara’s ability to continue to conduct its clinical trials.

Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Imara cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

Imara may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or commercialize any product candidates it may develop, including:

•	regulators or institutional review boards, or IRBs, may not authorize Imara or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	Imara may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	regulators may decide the design of Imara’s clinical trials is flawed, for example, if its trial protocol does not evaluate treatment effects in trial subjects for a sufficient length of time;

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clinical trials of any product candidates Imara may develop may produce negative or inconclusive results, and Imara may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs;

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Imara may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, or, if Imara seeks accelerated approval, biomarker efficacy endpoints that applicable regulatory authorities would consider likely to predict clinical benefit;

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the number of patients required for clinical trials of any product candidates Imara may develop may be larger than it anticipates, enrollment in these clinical trials may be slower than it anticipates or participants may drop out of these clinical trials at a higher rate than it anticipates;

•	Imara’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Imara in a timely manner, or at all;

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Imara may decide, or regulators or IRBs may require it, to suspend or terminate clinical trials of any product candidates it may develop for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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regulators or IRBs may require Imara to perform additional or unanticipated clinical trials to obtain approval or Imara may be subject to additional post-marketing testing requirements to maintain regulatory approval;

•	regulators may revise the requirements for approving any product candidates Imara may develop, or such requirements may not be as it anticipates;

•	the cost of clinical trials of any product candidates Imara may develop may be greater than it anticipates;

•	the supply or quality of any product candidates Imara may develop or other materials necessary to conduct clinical trials of such product candidates may be insufficient or inadequate;

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any product candidates Imara may develop may have undesirable side effects or other unexpected characteristics, causing Imara or its investigators, regulators or IRBs to suspend or terminate the trials; and

•	regulators may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a risk evaluation and mitigation strategy, or REMS.

If Imara is required to conduct additional clinical trials or other testing beyond those that it contemplates, if it is unable to successfully complete clinical trials or other testing of any product candidates it may develop, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Imara may:

•	be delayed in obtaining marketing approval for any product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling or a REMS that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Imara’s product development costs will also increase if it experiences delays in testing or in obtaining marketing approvals. Imara does not know whether any of its preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Imara may also change the design or protocol of one or more of its clinical trials, including to add additional patients or arms, which could result in increased costs and expenses and/or delays. Significant preclinical study or clinical trial delays also could shorten any periods during which Imara may have the exclusive right to commercialize any product candidates or allow its competitors to bring products to market before it does and impair its ability to successfully commercialize any product candidates and may harm its business and results of operations.

The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.

The outcome of preclinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. Any product candidates Imara may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. For example, data from the interim analysis in Imara’s Ardent Phase 2b clinical trial of tovinontrine in SCD did not replicate its previously observed positive vaso-occlusive crisis data from its Phase 2a and OLE clinical trials of tovinontrine in SCD. Similarly, data from the interim analysis in its Forte Phase 2b clinical trial of tovinontrine in ß-thalassemia showed no meaningful benefit from treatment with tovinontrine as compared to placebo, despite previous positive preclinical data for tovinontrine in ß-thalassemia. In April 2022, Imara discontinued the Ardent and Forte trials as well as the further development of tovinontrine in SCD and ß-thalassemia.

Several companies in the pharmaceutical and biotechnology industries have suffered similar setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and Imara cannot be certain that it will not face similar setbacks in any future product development it may pursue. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause the FDA or other regulatory authorities to require additional testing before approving any other such product candidates.

If Imara decides to pursue any future product development efforts and experiences delays or difficulties in the enrollment of patients in clinical trials, its receipt of necessary regulatory approvals could be delayed or prevented.

Although Imara is not currently developing its product candidates, if it decides to pursue any future product development efforts, identifying and qualifying patients to participate in clinical trials for any product candidates it may develop will be critical to its success. Successful and timely completion of clinical trials will require that Imara enroll a sufficient number of patients who remain in the trial until its conclusion. Imara may not be able to initiate or continue clinical trials for any product candidates it may develop if it is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States. Imara may not be able to identify, recruit, and enroll a sufficient number of patients to complete clinical trials of any product candidate it may develop because of the perceived risks and benefits of such product candidate, the availability of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective subjects and the subject referral practices of physicians, among other factors.

Patient enrollment is affected by a variety of other factors, including:

•	the prevalence and severity of the disease under investigation;

•	the eligibility criteria for the trial in question;

•	the perceived risks and benefits of the product candidate under trial;

•	the requirements of the trial protocols;

•	the availability of existing commercially available treatments for the indications for which Imara is conducting clinical trials;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the conduct of clinical trials by competitors for product candidates that treat the same indications as any product candidates Imara may develop;

•	the ability to identify specific patient populations for biomarker-defined trial cohort(s); and

•	the cost to, or lack of adequate compensation for, prospective patients.

Imara’s inability to locate and enroll a sufficient number of patients for its clinical trials would result in significant delays, could require it to abandon one or more clinical trials altogether and could delay or prevent its receipt of necessary regulatory approvals. Enrollment delays in its clinical trials may result in increased development costs for any product candidates it may develop, which would cause the value of the company to decline and limit Imara’s ability to obtain additional financing.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause any product candidates Imara may develop to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of the affected product candidate and jeopardize Imara’s ability to commence sales and generate revenue.

If serious adverse events or unacceptable side effects are identified during the development of any product candidates Imara may develop, it may need to abandon or limit its development of those product candidates.

Clinical trials by their nature utilize a sample of the potential patient population. Many product candidates that initially showed promise in early-stage testing have later been found to cause side effects that prevented their further development. If Imara decides to pursue any future product development efforts and any product candidates it develops are associated with undesirable side effects in clinical trials or have characteristics that are unexpected in clinical trials or preclinical testing, Imara may need to abandon their development or limit development to more narrow uses or subpopulations in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many compounds that initially show promise in early-stage or clinical testing are later found to cause side effects that delay or prevent further development of the compound.

Additionally, if results of clinical trials reveal unacceptable side effects, Imara, the FDA or similar regulatory authorities outside of the United States, or the IRBs or Ethics Committees at the institutions in which Imara’s studies are conducted, could suspend or terminate clinical trials or the FDA or similar foreign regulatory authorities could order Imara to cease clinical trials or deny approval of any product candidates Imara may develop for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any clinical trials. If Imara elects or is forced to suspend or terminate any clinical trial of any product candidates it may develop, the commercial prospects of such product candidate will be harmed, and Imara’s ability to generate product revenue from such product candidate will be delayed or eliminated. Any of these occurrences could materially harm Imara’s business.

If any product candidate receives marketing approval and Imara, or others, later discovers that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, Imara’s ability to market the drug could be compromised.

If Imara decides to pursue any future product development efforts, the conduct of any clinical trials of product candidates is likely to be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that Imara’s clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If any product candidate receives regulatory approval, and Imara, or others, later discovers that it is less effective than previously believed, or causes undesirable side effects, a number of potentially significant negative consequences could result, including:

•	withdrawal or limitation by regulatory authorities of approvals of such product;

•	seizure of the product by regulatory authorities;

•	recall of the product;

•	restrictions on the marketing of the product or the manufacturing process for any component thereof;

•	requirement by regulatory authorities of additional warnings on the label, such as a “black box” warning or contraindication;

•	decrease or elimination of third-party reimbursement;

•	requirement that Imara implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•	commitment to expensive post-marketing studies as a prerequisite of approval by regulatory authorities of such product;

•	the product may become less competitive;

•	initiation of regulatory investigations and government enforcement actions;

•	initiation of legal action against Imara to hold it liable for harm caused to patients; and

•	harm to Imara’s reputation and resulting harm to physician or patient acceptance of its products.

Any of these events could prevent Imara from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm its business, financial condition, and results of operations.

If Imara decides to pursue any future product development efforts, it may not be successful in its efforts to identify or discover product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

If Imara decides to pursue any future product development efforts, there can be no assurance that it will be successful in its efforts to identify or acquire potential product candidates. Even if Imara identifies or acquire additional product candidates, there can be no assurance that its development efforts will be successful.

Additionally, because Imara has limited resources, it may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. If Imara does not accurately evaluate the commercial potential for a particular product candidate, it may relinquish valuable rights to that product candidate through a sale, strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for Imara to retain sole development and commercialization rights to such product candidate. Alternatively, Imara may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

Even if any product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any product candidate receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Sales of medical products depend in part on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. Imara cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that any product it may develop is safe, therapeutically effective and cost effective as compared with competing treatments. Efforts to educate the medical community and third-party payors on the benefits of any product candidates Imara may develop may require significant resources and may not be successful. If any product candidates Imara may develop do not achieve an adequate level of acceptance, Imara may not generate significant product revenues and it may not become profitable. The degree of market acceptance of any product candidates Imara may develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;

•	the effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	the clinical indications for which the product is approved;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and to continue treatment over time and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

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the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out of pocket for required co-payments or in the absence of third-party coverage or adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of Imara’s products, if approved, together with other medications.

If Imara decides to pursue any future product development efforts and it is unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, Imara may not be successful in commercializing any product candidates if and when they are approved.

Imara does not have a sales or marketing infrastructure and has no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which Imara has obtained marketing approval, it will need to establish a sales, marketing and distribution organization, either itself or through collaborations or other arrangements with third parties should Imara pursue developing and commercializing novel therapeutics.

In the future, Imara expects that it would begin to build a sales and marketing infrastructure to market any product candidates it may develop, if and when approved by the applicable regulatory authority. There are risks involved with establishing Imara’s own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which Imara recruits a sales force and establishes marketing capabilities is delayed or does not occur for any reason, Imara would have prematurely or unnecessarily incurred these commercialization expenses. These efforts would be costly, and Imara’s investment would be lost if it cannot retain or reposition its sales and marketing personnel.

Factors that may inhibit Imara’s efforts to commercialize products on its own include:

•	Imara’s inability to recruit, train and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs and other support personnel;

•	the inability of sales personnel to educate adequate numbers of physicians on the benefits of any future products;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;

•	the inability to price products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute products to segments of the patient population;

•	the lack of complementary products to be offered by sales personnel, which may put Imara at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If Imara is unable to establish its own sales, marketing and distribution capabilities and it enters into arrangements with third parties to perform these services, its product revenues and its profitability, if any, are likely to be lower than if Imara were to market, sell and distribute any products that it would develop itself. In addition, Imara may not be successful in entering into arrangements with third parties to sell, market and distribute any product candidates or may be unable to do so on terms that are acceptable to it. Imara likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market Imara’s products effectively. If Imara does not establish sales, marketing and distribution capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing any product candidates.

Imara faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it does.

The development and commercialization of new drug products is highly competitive. If Imara decides to pursue any future product development efforts, it will face competition with respect to any product candidates that it may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Imara’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that it may develop. Imara’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Imara may obtain approval for its, which could result in Imara’s competitors establishing a strong market position before it is able to enter the market. In addition, Imara’s ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. If any product candidates achieve marketing approval, Imara expects that they would be priced at a significant premium over competitive generic products.

Many of the companies against which Imara is competing or against which it may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Imara does.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Imara’s competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with Imara in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Imara’s programs.

Even if Imara is able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm Imara’s business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Imara might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues Imara is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Imara’s ability to recoup its investment in one or more product candidates, even if any product candidates obtain marketing approval.

Imara’s ability to commercialize any product candidates successfully will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that Imara commercializes and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which Imara obtains marketing approval. Obtaining and maintaining adequate reimbursement for

Imara’s products may be difficult. There can be no assurance that any product candidates, even if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors. Imara may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available, Imara may not be able to successfully commercialize any product candidate for which it obtains marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Imara’s costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Imara’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Further, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and process apart from Medicare determinations. As a result, obtaining and maintaining coverage and adequate reimbursement is often time-consuming and costly. Imara’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

If Imara decides to pursue any future product development efforts, its success may depend, in part, on its ability to penetrate foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties that, if they materialize, could harm its business.

If Imara decides to pursue any future product development efforts, its future profitability may depend, in part, on its ability to commercialize any product candidates it may develop in markets outside of the United States and the European Union. If Imara commercializes any product candidates it may develop in foreign markets, it will be subject to additional risks and uncertainties, including:

•	economic weakness, including inflation, or political instability in particular economies and markets;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements, many of which vary between countries;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	tariffs and trade barriers, as well as other governmental controls and trade restrictions;

•	other trade protection measures, import or export licensing requirements, economic sanctions or other restrictive actions by U.S. or foreign governments;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is common;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics;

•	foreign currency exchange rate fluctuations and currency controls;

•	differing foreign reimbursement landscapes;

•	uncertain and potentially inadequate reimbursement of Imara’s products; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

If risks related to any of these uncertainties materializes, it could have a material adverse effect on Imara’s business.

Clinical trial and product liability lawsuits against Imara could divert its resources, could cause it to incur substantial liabilities and could limit commercialization of any products that Imara may develop.

Imara faces an inherent risk of clinical trial and product liability exposure related to the testing of any product candidates it may develop in clinical trials, and Imara will face an even greater risk if it commercially sells any products that it may develop. While Imara currently is not developing any product candidates and have no products that have been approved for commercial sale, the future use of product candidates by Imara in clinical trials, and the sale of any approved products in the future, may expose Imara to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If Imara cannot successfully defend itself against claims that any product candidates or products it may develop caused injuries, it will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that Imara may develop;

•	injury to Imara’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend any related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of Imara’s management to pursue its business strategy; and

•	the inability to commercialize any products that Imara may develop.

Although Imara currently holds clinical trial liability insurance coverage in amounts it believes to be adequate with respect to completed and discontinued clinical trials, Imara may need to increase its insurance coverage if it decides to pursue any future product development efforts and or if it commences commercialization of any product candidates. Insurance coverage is increasingly expensive. Imara may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against Imara for uninsured liabilities or in excess of insured liabilities, Imara’s assets may not be sufficient to cover such claims and its business operations could be impaired.

Risks Related to Imara’s Dependence on Third Parties

Imara may enter into collaborations with third parties for the development or commercialization of product candidates. If its collaborations are not successful, Imara may not be able to capitalize on the market potential of these product candidates and its business could be adversely affected.

Imara is not currently party to any sales, marketing, distribution, development, licensing or broader collaboration arrangements. However, if Imara does enter into any such arrangements with any third parties in the future, it will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of any product candidates it may develop. Imara’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Collaborations that Imara enters into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators. Collaborations pose a number of risks, including the following:

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue commercialization of any product candidates Imara may develop that achieve regulatory approval or may elect not to continue or renew commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that may divert resources or create competing priorities;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with any product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Imara’s;

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product candidates discovered in collaboration with Imara may be viewed by its collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of any product candidates;

•	a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for Imara with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly obtain, maintain, enforce, defend or protect Imara’s intellectual property or proprietary rights or may use its proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate Imara’s intellectual property or proprietary information or expose it to potential litigation;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose Imara to litigation and potential liability; and

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collaborations may be terminated for the convenience of the collaborator, and, if terminated, Imara could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If any collaborations that Imara enters into do not result in the successful development and commercialization of products or if one of its collaborators terminates its agreement with Imara, Imara may not receive any future research funding or milestone or royalty payments under the collaboration. If Imara does not receive the funding it expects under these agreements, its development of any product candidates could be delayed and it may need additional resources to develop any product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this proxy statement/prospectus also apply to the activities of Imara’s collaborators.

Additionally, subject to its contractual obligations to Imara, if a collaborator of Imara’s is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by Imara. If one of its collaborators terminates its agreement with Imara, Imara may find it more difficult to attract new collaborators and its perception in the business and financial communities could be adversely affected.

If Imara is not able to establish or maintain collaborations, it may have to alter its development and commercialization plans and its business could be adversely affected.

In connection with any future product development efforts, Imara may decide to collaborate with pharmaceutical or biotechnology companies for the development and potential commercialization of those product candidates. Imara faces significant competition in seeking appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that Imara considers attractive. These established companies may have a competitive advantage over Imara due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Imara to be a competitor may be unwilling to assign or license rights to it. Whether Imara reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Imara’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Imara for its product candidate. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical and biotechnology companies that have resulted in a reduced number of potential future collaborators.

If Imara is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, it may have to curtail the development of a product candidate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Imara elects to fund and undertake development or commercialization activities on its own, it may need to obtain additional expertise and additional capital, which may not be available to it on acceptable terms or at all. If Imara fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, it may not be able to further develop any product candidates or bring them to market.

If Imara decides to pursue any future product development efforts, it expects to rely on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, which may harm Imara’s business.

Imara historically has relied on third-party clinical research organizations to conduct its clinical trials, including its discontinued Ardent and Forte Phase 2b clinical trials in SCD and in ß-thalassemia. If Imara decides to pursue any future product development efforts, it does not expect to independently conduct clinical trials of any such product candidates. It expects it would rely on third parties, such as clinical research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct any such clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If Imara needs to enter into alternative arrangements, its product development activities, should it pursue them, might be delayed.

Imara’s reliance on these third parties for research and development activities would reduce its control over these activities but will not relieve it of its responsibilities. For example, Imara would remain responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires Imara to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Imara also is required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct Imara’s clinical trials in accordance with regulatory requirements or its stated protocols, Imara will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates and will not be able to, or may be delayed in its efforts to, successfully develop and commercialize any product candidates. Furthermore, these third parties may also have relationships with other entities, some of which may be Imara’s competitors.

Imara also expects to rely on other third parties to store and distribute drug supplies for any clinical trials it may conduct. Any performance failure on the part of Imara’s distributors could delay clinical development or marketing approval of any product candidates it may successfully develop and commercialization of its products, producing additional losses and depriving Imara of potential product revenue.

If Imara decides to pursue any future product development efforts, it expects to contract with third parties for the manufacture of any product candidates it may develop for preclinical and clinical testing and would expect to continue to do so for commercialization. This reliance on third parties entails risks, including that such third parties may not be able to comply with applicable regulatory requirements. Any performance failure on the part of Imara’s manufacturers could delay clinical development or marketing approval.

Imara does not have any manufacturing facilities and if it decides to pursue any future product development efforts, it expects to rely on third parties for the manufacture of any product candidates for preclinical and clinical testing. Reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third-party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third-party;

•	the possible misappropriation of Imara’s proprietary information, including its trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third-party at a time that is costly or inconvenient for Imara.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside of the United States. Imara’s failure, or the failure of its third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Imara, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Imara’s products.

Any product candidates or products that Imara may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for Imara.

Any performance failure on the part of Imara’s existing or future manufacturers could delay clinical development or marketing approval. Historically, Imara relied on a single manufacturer of active pharmaceutical ingredient and a different single manufacturer for finished drug product in the development of its product candidates. If Imara decides to pursue any future product development efforts, it expects it may similarly rely on a single or limited number of manufacturers at each stage of the manufacturing process. If any of Imara’s future contract manufacturers cannot perform as agreed, it may be required to replace such manufacturers. Although Imara believes that there are several potential alternative manufacturers who could manufacture any product candidates it may develop, Imara may incur added costs and delays in identifying and qualifying any such replacement.

Imara’s current and anticipated future dependence upon others for the manufacture of any product candidates or products Imara may develop may adversely affect its future profit margins and its ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Risks Related to Imara’s Intellectual Property

If Imara fails to comply with its obligations under its existing license agreements, or under any future intellectual property licenses, or otherwise experience disruptions to its business relationships with its current or any future licensors, Imara could lose intellectual property rights that are important to its business.

Imara is party to license agreements with the UAB Research Foundation and the University of Pittsburgh with respect to IMR-261. Imara may enter into additional license agreements in the future. Imara’s current license agreements impose, and it expects that future licenses will impose, specified diligence, milestone payment, royalty and other obligations on Imara. Furthermore, Imara’s licensors have the right to terminate these license agreements if it materially breaches the applicable agreement and fails to cure such breach within specified periods or in the event Imara undergoes certain bankruptcy events. In spite of Imara’s best efforts, its current or any future licensors might conclude that it has materially breached its license agreements and might therefore terminate the license agreements, thereby removing Imara’s ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technologies identical to Imara’s. This could have a material adverse effect on Imara’s competitive position, business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation related issues;

•	the extent to which Imara’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under Imara’s collaborative development relationships;

•	Imara’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Imara’s current or future licensors and Imara and its partners; and

•	the priority of invention of patented technology.

In addition, license agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Imara believes to be the scope of its rights to the relevant intellectual property or technology, or increase what it believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Imara’s business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that Imara has licensed prevent or impair Imara’s ability to maintain its current licensing arrangements on commercially acceptable terms, Imara may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on its business, financial conditions, results of operations and prospects.

If Imara is unable to obtain, maintain, enforce and protect patent protection for its technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, Imara’s competitors could develop and commercialize technology and products similar or identical to Imara’s, and Imara’s ability to successfully develop and commercialize its technology and product candidates may be adversely affected.

If Imara decides to pursue any future product development efforts, its success will depend in large part on its ability to obtain and maintain protection of the intellectual property it may own solely and jointly with others or may license from others, particularly patents, in the United States and other countries with respect to any proprietary technology and product candidates it develops. Imara seeks to protect its proprietary position by filing patent applications in the United States and abroad related to any product candidates it may develop that are important to its business and by in-licensing intellectual property related to its technologies and product candidates. If Imara is unable to obtain or maintain patent protection with respect to any proprietary technology or product candidate, its business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and Imara may not be able to file, prosecute, maintain, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Imara will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, Imara may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce and defend the patents, covering technology that it licenses from third parties. Therefore, these in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of Imara’s business.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of non-U.S. countries may not protect Imara’s rights to the same extent as the laws of the United States or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. With respect to both owned and in-licensed patent rights, Imara cannot predict whether the patent applications it and its licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Further, Imara may not be aware of all third-party intellectual property rights potentially relating to any product candidates it may develop. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing of the priority application, or in some cases not published at all. Therefore, neither Imara nor its licensors can know with certainty whether either Imara or its licensors were the first to make the inventions claimed in the patents and patent applications Imara owns or in-license now or in the future, or that either Imara or its licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of Imara’s owned and in-licensed patent rights are highly uncertain. Moreover, Imara’s owned and in-licensed pending and future patent applications may not result in patents being issued that protect its technology and product candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Imara’s patents and its ability to obtain, protect, maintain, defend and enforce its patent rights, narrow the scope of its patent protection and, more generally, could affect the value of, or narrow the scope of, its patent rights.

Moreover, Imara or its licensors may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging its patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Imara’s patent rights, allow third parties to commercialize its technology or product candidates and compete directly with Imara, without payment to it, or result in Imara’s inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by Imara’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Imara to license, develop or commercialize current or future product candidates.

Patents may never issue from Imara’s patent applications, or the scope of any patent may not be sufficient to provide a competitive advantage. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if Imara’s owned and in-licensed patent applications issue as patents, they may not issue in a form that will provide Imara with any meaningful protection, prevent competitors from competing with Imara or otherwise provide Imara with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Imara’s owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Imara’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Imara’s technology and product candidates. Such proceedings also may result in substantial cost and require significant time from Imara’s management and employees, even if the eventual outcome is favorable to Imara. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, Imara’s competitors may be able to circumvent its owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, Imara’s owned and in-licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing technology and products similar or identical to any of Imara’s technology and product candidates.

Patent terms may be inadequate to protect Imara’s competitive position on any product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering any product candidates are obtained, once the patent life has expired, Imara may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Imara’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Imara’s. Given the expected expiration date of these patents, and the fact that safe harbor protections in many jurisdictions permit third parties to engage in development, including clinical trials, these patents may not provide Imara with a meaningful competitive advantage.

If Imara is unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with its obligations under such agreements, its business could be harmed.

If Imara decides to pursue any future product development efforts, it may be necessary for Imara to use the patented or proprietary technology of third parties to commercialize its products, in which case Imara would be required to obtain a license from these third parties. If Imara is unable to license such technology, or if Imara is forced to license such technology on unfavorable terms, its business could be materially harmed. If Imara is unable to obtain a necessary license, it may be unable to develop or commercialize the affected product candidates, which could materially harm its business and the third parties owning such intellectual property rights could seek either an injunction prohibiting Imara’s sales or an obligation on Imara’s part to pay royalties and/or other forms of compensation. Even if Imara is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to Imara.

If Imara is unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights it has, it may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Imara is unable to do so, it may be unable to develop or commercialize the affected technology and product candidates, which could harm its business, financial condition, results of operations and prospects significantly.

Additionally, if Imara fails to comply with its obligations under license agreements, its counterparties may have the right to terminate these agreements, in which event Imara might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of Imara’s rights under these agreements, or restrictions on its ability to freely assign or sublicense its rights under such agreements when it is in the interest of Imara’s business to do so, may result in Imara having to negotiate new or reinstated agreements with less favorable terms, cause Imara to lose its rights under these agreements, including its rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

If Imara does not obtain patent term extension in the United States under the Hatch-Waxman Act and in non-U.S. countries under similar legislation, thereby potentially extending the term of its marketing exclusivity for any product candidates it may develop, Imara’s business may be materially harmed.

In the United States, the patent term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when any product candidates receive FDA approval, Imara expects to apply for patent term extensions on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with Imara’s assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Imara may not be granted patent term extension either in the United States or in any non-U.S. country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than Imara requests. If Imara is unable to obtain any patent term extension or the term of any such extension is less than it requests, Imara’s competitors may obtain approval of competing products following the expiration of Imara’s patent rights, and Imara’s business, financial condition, results of operations and prospects could be materially harmed.

It is possible that Imara will not obtain patent term extension under the Hatch-Waxman Act for a U.S. patent covering any product candidates that it may identify even where that patent is eligible for patent term extension, or if Imara obtains such an extension, it may be for a shorter period than it had sought. Further, for Imara’s licensed patents, it may not have the right to control prosecution, including filing with the USPTO a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of Imara’s licensed patents is eligible for patent term extension under the Hatch-Waxman Act, it may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. Imara may be unable to obtain patents covering any product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if Imara submits a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If a product candidate is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to Imara of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of such product candidate.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Imara’s ability to protect its products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of Imara’s owned and in-licensed patent applications and the maintenance, enforcement or defense of its owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Imara’s patent applications and the enforcement or defense of Imara’s issued patents, all of which could have a material adverse effect on Imara’s business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Imara’s patent rights and its ability to protect, defend and enforce its patent rights in the future.

Imara and its licensors, and any future licensors, may become involved in lawsuits to protect or enforce Imara’s patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate Imara’s or its current and future licensors’ issued patents or other intellectual property. As a result, Imara or any current or future licensor may need to file infringement, misappropriation or other intellectual property related claims, which can be expensive and time-consuming. Any claims Imara asserts against perceived infringers could provoke such parties to assert counterclaims against Imara alleging that it infringes, misappropriates or otherwise violates their intellectual property. In addition, in a patent infringement proceeding, such parties could counterclaim that the patents Imara or its licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in non-U.S. jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and unenforceability is unpredictable.

An adverse result in any such proceeding could put one or more of Imara’s owned or in-licensed patents at risk of being invalidated or interpreted narrowly and could put any of its owned or in-licensed patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third-party from using the technology at issue in a proceeding on the grounds that Imara’s owned or in-licensed patents do not cover such technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Imara’s confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could allow such third parties to develop and commercialize competing technologies and products and have a material adverse impact on Imara’s business, financial condition, results of operations and prospects.

Interference or derivation proceedings provoked by third parties, or brought by Imara or by its licensors, or declared by the USPTO may be necessary to determine the priority of inventions with respect to Imara’s patents or patent applications. An unfavorable outcome could require Imara to cease using the related technology or to attempt to license rights to it from the prevailing party. Imara’s business could be harmed if the prevailing party does not offer Imara a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and Imara’s competitors gain access to the same technology. Imara’s defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract its management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on Imara’s ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties, or enter into development partnerships that would help Imara bring any product candidates to market.

Third parties may initiate legal proceedings alleging that Imara is infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of Imara’s business.

If Imara decides to pursue any future product development efforts, its commercial success depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell any product candidates Imara may develop and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. Imara may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to its technology and product candidates, including interference proceedings, post grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in non-U.S. jurisdictions such as oppositions before the European Patent Office. Numerous U.S. and non-U.S. issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Imara is pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Imara’s technologies or product candidates that it may identify may be subject to claims of infringement of the patent rights of third parties.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and Imara’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Imara can. The risks of being involved in such litigation and proceedings may increase if and as any product candidates near commercialization and as Imara continues to gain the greater visibility associated with being a public company. Third parties may assert infringement claims against Imara based on existing patents or patents that may be granted in the future, regardless of merit. Imara may not be aware of all such intellectual property rights potentially relating to its technology and product candidates and their uses, or it may incorrectly conclude that third-party intellectual property is invalid or that its activities and product candidates do not infringe such intellectual property. Thus, Imara does not know with certainty that its technology and product candidates, or its development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third-party’s intellectual property.

Third parties may assert that Imara is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations or methods, such as methods of manufacture or methods for treatment, related to the discovery, use or manufacture of the product candidates that Imara may identify or related to its technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the product candidates that Imara may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of Imara’s technologies infringes upon these patents. Moreover, as noted above, there may be existing patents that Imara is not aware of or that Imara has incorrectly concluded are invalid or not infringed by its activities. If any third-party patents were held by a court of competent jurisdiction to cover, for example, the manufacturing process of the product candidates that Imara may identify, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block Imara’s ability to commercialize such product candidate unless it obtained a license under the applicable patents, or until such patents expire.

Parties making claims against Imara may obtain injunctive or other equitable relief, which could effectively block Imara’s ability to further develop and commercialize the product candidates that it may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Imara’s business. In the event of a successful claim of infringement against Imara, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing products, be forced to indemnify its customers or collaborators or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Imara may choose to take a license or, if it is found to infringe, misappropriate or otherwise violate a third-party’s intellectual property rights, it could also be required to obtain a license from such third-party to continue developing, manufacturing and marketing Imara’s technology and product candidates. However, Imara may not be able to obtain any required license on commercially reasonable terms or at all. Even if Imara were able to obtain a license, it could be non-exclusive, thereby giving Imara’s competitors and other third parties access to the same technologies licensed to Imara and could require Imara to make substantial licensing and royalty payments. Imara could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product. A finding of infringement could prevent Imara from commercializing any product candidates or force it to cease some of its business operations, which could materially harm its business. In addition, Imara may be forced to redesign any product candidates, seek new regulatory approvals and indemnify third parties pursuant to contractual agreements. Claims that Imara has misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on its business, financial condition, results of operations and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause Imara to spend substantial resources and distract its personnel from their normal responsibilities.

Even if resolved in its favor, litigation or other legal proceedings relating to intellectual property claims may cause Imara to incur significant expenses and could distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Imara’s common stock. Such litigation or proceedings could substantially increase Imara’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Imara may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Imara’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Imara can because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise Imara’s ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Imara’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent and pending patent application must be paid to the USPTO and non-U.S. patent agencies in several stages or annually over the lifetime of Imara’s owned and in-licensed patents and patent applications. The USPTO and various non-U.S. governmental patent agencies also require compliance with a number of procedural, documentary and other similar provisions during the patent application process. In certain circumstances, Imara may rely on its licensing partners to pay these fees to, or comply with the procedural and documentary rules of, the relevant patent agency. With respect to its patents, Imara relies on an annuity service, outside firms and outside counsel to remind it of the due dates and to make payment after Imara instructs them to do so. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology. If Imara or its current or future licensors fail to maintain the patents and patent applications covering any product candidates, it may have a material adverse effect on Imara’s business, financial condition, results of operations and prospects.

Imara may not be able to protect its intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of non-U.S. countries may not protect Imara’s rights to the same extent as the laws of the United States. In addition, the laws of some non-U.S. countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, Imara may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using Imara’s inventions in and into the United States or other jurisdictions. Competitors may use Imara’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Imara has patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with Imara’s products, and Imara’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in non-U.S. jurisdictions. The legal systems of certain countries do not favor the enforcement of patents, trade secrets, and other intellectual property rights, particularly those relating to biotechnology products, which could make it difficult for Imara to stop the infringement of its patents or marketing of competing products in violation of its intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect to the same extent or at all inventions that constitute new methods of treatment.

Proceedings to enforce Imara’s intellectual property and proprietary rights in non-U.S. jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims against Imara. Imara may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Imara’s efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Imara develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Imara or any of its current or future licensors is forced to grant a license to third parties with respect to any patents relevant to Imara’s business, Imara’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

Imara may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Imara or its licensors may be subject to claims that former employees, collaborators or other third parties have an interest in Imara’s owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, Imara or its licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing any product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or Imara’s or its licensors’ ownership of Imara’s owned or in-licensed patents, trade secrets or other intellectual property. If Imara or its licensors fail in defending any such claims, in addition to paying monetary damages, Imara may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to any product candidates. Even if Imara is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on Imara’s business, financial condition, results of operations and prospects.

Imara may be subject to claims by third parties asserting that its employees, consultants or contractors have wrongfully used or disclosed confidential information of third parties, or Imara has wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting Imara has misappropriated their intellectual property, or claiming ownership of what Imara regards as its own intellectual property.

Certain of Imara’s employees, consultants and contractors were previously employed at universities or other pharmaceutical or biotechnology companies, including Imara’s competitors or potential competitors. Although Imara tries to ensure that its employees, consultants and contractors do not use the proprietary information or know-how of others in their work for Imara, Imara may be subject to claims that these individuals or Imara have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.

In addition, while it is Imara’s policy to require that its employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to Imara, Imara may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that Imara regards as its own. Imara’s intellectual property assignment agreements with them may not be self-executing or may be breached, and Imara may be forced to bring claims against third parties, or defend claims they may bring against Imara, to determine the ownership of what Imara regards as its intellectual property. Such claims could have a material adverse effect on Imara’s business, financial conditions, results of operations and prospects.

If Imara fails in prosecuting or defending any such claims, in addition to paying monetary damages, Imara may lose valuable intellectual property rights or personnel, which could have a material adverse effect on its competitive business position and prospects. Such intellectual property rights could be awarded to a third-party, and Imara could be required to obtain a license from such third-party to commercialize its technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if Imara is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to its management and employees.

If Imara is unable to protect the confidentiality of its trade secrets, its business and competitive position may be harmed.

In addition to seeking patents for any product candidates Imara may seek to develop, Imara also relies on trade secrets and confidentiality agreements to protect its unpatented know-how, technology and other proprietary information, to maintain its competitive position. Imara seeks to protect its trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as Imara’s employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. Imara also enters into confidentiality and invention or patent assignment agreements with its employees and consultants, but it cannot guarantee that it has entered into such agreements with each party that may have or has had access to its trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose Imara’s proprietary information, including its trade secrets, and Imara may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. If any of Imara’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, Imara would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with Imara. If any of Imara’s trade secrets were to be disclosed to or independently developed by a competitor or other third-party, Imara’s competitive position may be materially and adversely harmed.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Imara’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Imara’s business or permit Imara to maintain its competitive advantage. For example:

•	others may be able to make product candidates that are similar to Imara’s but that are not covered by the claims of the patents that Imara owns;

•

Imara, or its license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that Imara licenses or may own in the future;

•	Imara, or its license partners or current or future collaborators, might not have been the first to file patent applications covering certain of Imara’s or their inventions;

•

Imara, or its license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that Imara licenses or may own in the future;

•	Imara, or its license partners or current or future collaborators, might not have been the first to file patent applications covering certain of Imara’s or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Imara’s technologies without infringing Imara’s owned or in-licensed intellectual property rights;

•	it is possible that Imara’s owned and in-licensed pending patent applications or those Imara may own or in-license in the future will not lead to issued patents;

•	issued patents that Imara holds rights to may be held invalid or unenforceable, including as a result of legal challenges by Imara’s competitors;

•

Imara’s competitors might conduct research and development activities in countries where Imara does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Imara’s major commercial markets;

•

Imara cannot ensure that any of its patents, or any of its pending patent applications, if issued, or those of its licensors, will include claims having a scope sufficient to protect any product candidates;

•

Imara cannot ensure that any patents issued to it or its current or future licensors will provide a basis for an exclusive market for its commercially viable product candidates or will provide Imara with any competitive advantages;

•	Imara cannot ensure that its commercial activities or product candidates will not infringe upon the patents of others;

•	Imara cannot ensure that it will be able to successfully commercialize any product candidates on a substantial scale, if approved, before the relevant patents that Imara owns or licenses expire;

•	Imara may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm Imara’s business; and

•	Imara may choose not to file a patent in order to maintain certain technology as a trade secrets or know-how, and a third-party may subsequently file a patent application covering such technology.

Should any of these events occur, they could have a material adverse effect on Imara’s business, financial condition, results of operations and prospects.

Risks Related to Regulatory Approval of Imara’s Product Candidates and Other Legal Compliance Matters

If Imara decides to pursue any future product development efforts, even if it completes the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent Imara from obtaining approvals for the commercialization of any product candidates. If Imara is not able to obtain, or if there are delays in obtaining, required regulatory approvals, Imara will not be able to commercialize any product candidates, and its ability to generate revenue will be materially impaired.

If Imara decides to pursue any future product development efforts, any product candidates it may develop and the activities associated with their development and commercialization, including design, testing, manufacture, packaging, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, export, import and adverse event reporting, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside of the United States. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of any such product candidates.

Marketing approval of drugs in the United States requires the submission of a new drug application, or NDA, to the FDA and Imara is not permitted to market any product candidate in the United States until it obtains approval from the FDA of the NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, toxicology, and chemistry, manufacturing and controls. Imara has not submitted an application for or received marketing approval for any product candidates it may develop in the United States or in any other jurisdiction.

Imara has only limited experience in filing and supporting the applications necessary to gain marketing approvals and expects to rely on third-party clinical research organizations or other third-party consultants or vendors to assist Imara in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing processes to, and inspection of manufacturing facilities by, the regulatory authorities. Imara’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude it from obtaining marketing approval or prevent or limit commercial use. If any product candidates receives marketing approval, the accompanying label may limit the approved use of Imara’s drug, which could limit sales of the product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Imara’s data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate in various countries. Any marketing approval Imara ultimately obtains may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If Imara experiences delays in obtaining approval or if it fails to obtain approval of any product candidates it may develop, the commercial prospects for any product candidates may be harmed and Imara’s ability to generate revenues will be materially impaired.

Imara may not be able to obtain or maintain orphan drug designation or exclusivity for any product candidates and, even if it does, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

If Imara decides to pursue any future product development efforts, it may seek orphan drug designation in indications or for any product candidates it develops. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if Imara obtains orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because competing drugs containing a different active ingredient can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

On August 3, 2017, the U.S. Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority.

The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. This may be particularly true in light of a decision from the Court of Appeals for the 11th Circuit in September 2021 finding that, for the purpose of determining the scope of exclusivity, the term “same disease or condition” means the designated “rare disease or condition” and could not be interpreted by the FDA to mean the “indication or use.” Imara does not know if, when or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect its business. Depending on what changes the FDA may make to its orphan drug regulations and policies, Imara’s business could be adversely impacted.

A Fast Track designation by the FDA may not lead to a faster development or regulatory review or approval process.

If Imara decides to pursue any future product development efforts, it may seek Fast Track designation for product candidates it may develop. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if Imara believes a particular product candidate is eligible for this designation, it cannot be certain that the FDA would decide to grant it. Even if Imara does receive Fast Track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Imara’s clinical development program.

Accelerated approval by the FDA, even if granted for any product candidates does not increase the likelihood that any product candidates will ultimately receive full approval.

If Imara decides to pursue any future product development efforts, it may seek approval of any other product candidates it may develop using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. The FDA makes the determination regarding whether to accept a biomarker as a proposed surrogate endpoint.

Prior to seeking such accelerated approval, Imara will request feedback from the FDA regarding the eligibility of the drug product candidate for accelerated approval and otherwise evaluate its ability to seek and receive such accelerated approval. As a condition of accelerated approval, the FDA will require that a sponsor of a drug or biologic product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence and Imara may be required to evaluate different or additional endpoints in these post-marketing confirmatory trials. In addition, the FDA currently requires Imara a condition for accelerated approval pre-clearance of promotional materials prior to use, which could adversely impact the timing of the commercial launch of the product.

There can be no assurance that the FDA will agree with Imara’s surrogate endpoints or intermediate clinical endpoints, or that Imara will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that, after feedback from FDA, Imara will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if Imara initially decides to do so. Furthermore, if Imara decides to submit an application for accelerated approval or under another expedited regulatory designation, there can be no assurance that such submission or application will be accepted or that any expedited review or approval will be granted on a timely basis, or at all.

Moreover, as noted above, for drugs granted accelerated approval, the FDA requires post-marketing trials to confirm the benefit of the drug. These confirmatory trials must be completed with due diligence. Imara may be required to evaluate additional or different clinical endpoints in these post-marketing confirmatory trials. These confirmatory trials may require enrollment of more patients than Imara currently anticipates and will result in additional costs, which may be greater than the estimated costs Imara currently anticipates. The FDA may withdraw approval of a product candidate approved under the accelerated approval pathway if, for example, the trial required to verify the predicted clinical benefit of Imara’s product candidate fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the drug. The FDA may also withdraw approval if other evidence demonstrates that Imara’s product candidate is not shown to be safe or effective under the conditions of use, Imara fails to conduct any required post approval trial of its product candidate with due diligence or Imara disseminates false or misleading promotional materials relating to its product candidate. A failure to obtain accelerated approval or any other form of expedited development, review or approval for any product candidates Imara may develop, or withdrawal of a product candidate, would result in a longer time period for commercialization of such product candidate, could increase the cost of development of such product candidate and could harm Imara’s competitive position in the marketplace. Even if Imara does receive accelerated approval, it may not ultimately be able to obtain full FDA approval.

If Imara decides to pursue any future product development efforts, a failure to obtain marketing approval in foreign jurisdictions would prevent any product candidates from being marketed abroad.

If Imara decides to pursue any future product development efforts, in order to market and sell its products in the European Union and many other foreign jurisdictions, Imara or its potential third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside of the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside of the United States, it is required that the product be approved for reimbursement before the product can be made available for sale in that country. Imara or its potential third-party collaborators may not obtain approvals from regulatory authorities outside of the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside of the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. Imara may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its products in any market.

Additionally, Imara could face heightened risks with respect to seeking marketing approval in the United Kingdom as a result of the withdrawal of the United Kingdom from the European Union, commonly referred to as Brexit. The United Kingdom is no longer part of the European Single Market and European Union Customs Union. As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or the MHRA, became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law, whereas Northern Ireland will continue to be subject to European Union rules under the Northern Ireland Protocol. The MHRA will rely on the Human Medicines Regulations 2012 (SI 2012/1916) (as amended), or the HMR, as the basis for regulating medicines. The HMR has incorporated into the domestic law of the United Kingdom the body of European Union law governing medicinal products that pre-existed prior to the United Kingdom’s withdrawal from the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force Imara to restrict or delay efforts to seek regulatory approval in the United Kingdom for its product candidates, which could significantly and materially harm its business.

Imara expects that it will be subject to additional risks in commercializing any of its product candidates that receive marketing approval outside the United States, including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; and workforce uncertainty in countries where labor unrest is more common than in the United States.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Imara’s business may rely, which could negatively impact Imara’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the FDA have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect Imara’s business. In addition, government funding of the SEC and other government agencies on which Imara’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process

Imara’s regulatory submissions, which could have a material adverse effect on Imara’s business. Further, future government shutdowns could impact Imara’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Separately, in response to the COVID-19 pandemic, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. As of May 26, 2021, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and review timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions, the FDA is unable to complete such required inspections during the review period. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

Accordingly, if a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process Imara’s regulatory submissions, which could have a material adverse effect on Imara’s business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact Imara’s business by delaying review of its public filings, to the extent such review is necessary, and Imara’s ability to access the public markets.

If Imara decides to pursue any future product development efforts, any product candidate for which Imara obtains marketing approval could be subject to post-marketing restrictions or withdrawal from the market and Imara may be subject to substantial penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its products, when and if any of them are approved.

If Imara decides to pursue any future product development efforts, any product candidate for which Imara obtains marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS. If any product candidate receives marketing approval, the accompanying label may limit the approved use of the drug, which could limit sales of the product.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product, including the adoption and implementation of REMS. The FDA and other agencies, including the Department of Justice, or the DOJ, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure, among other things, that they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies impose and enforce stringent restrictions on manufacturers’ communications regarding off-label use, and if Imara promotes its products beyond their approved indications, it may be subject to enforcement action or prosecution arising from off-label promotion. In September 2021, the FDA published final regulations which describe the types of evidence that the agency will consider in determining the intended use of a drug product. Violations of the FDCA and other statutes and regulations relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state healthcare fraud and abuse laws, including the False Claims Act, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with Imara’s products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may have various consequences, including:

•	suspension of or restrictions on such products, manufacturers or manufacturing processes;

•	restrictions and warnings on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that Imara submits;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension of any ongoing clinical trials;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to Imara’s reputation;

•	refusal to permit the import or export of Imara’s products;

•	product seizure or detention;

•	injunctions or the imposition of civil or criminal penalties; or

•	litigation involving patients using Imara’s products.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs applicable to drug manufacturers or quality assurance standards applicable to medical device manufacturers, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. Imara, any contract manufacturers it may engage in the future, its future collaborators and their contract manufacturers will also be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to clinicians, recordkeeping, and costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product such as the requirement to implement a REMS.

Similar restrictions apply to the approval of Imara’s products in the European Union. The holder of a marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, which can impose post-authorization studies and additional monitoring obligations; the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory; and the marketing and promotion of authorized drugs, which are strictly regulated in the European Union and are also subject to European Union Member State laws. The failure to comply with these and other European Union requirements can also lead to significant penalties and sanctions.

Imara may be subject to certain healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restricting of Imara’s operations, and diminished profits and future earnings.

Healthcare providers, third-party payors and others will play a primary role in the recommendation and prescription of any products for which Imara obtains marketing approval. Imara’s future arrangements with healthcare providers and third-party payors will expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Imara markets, sells and distributes any products for which it obtains marketing approval. Potentially applicable U.S. federal and state healthcare laws and regulations include the following:

•

the federal Anti-Kickback Statute, prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare programs such as Medicare and Medicaid;

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the federal false claims laws, including the civil False Claims Act, impose criminal and civil penalties, including those from civil whistleblower or qui tam actions against individuals or entities for knowingly presenting, or causing to be presented to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing or attempting to execute a scheme to defraud any healthcare benefit program;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, also imposes obligations on certain types of individuals and entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (with specific exceptions) to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value made by that entity to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians, other healthcare providers and their family members; and

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analogous state laws and regulations, such as state anti- kickback and false claims laws, and transparency laws, may apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. Many state laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Foreign laws also govern the privacy and security of health information in many circumstances.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Efforts to ensure that Imara’s business arrangements with third parties, and its business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Imara’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Imara’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, Imara may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, and reputational harm, any of which could substantially disrupt Imara’s operations. If any of the physicians or other providers or entities with whom Imara expects to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Compliance with global privacy and data security requirements could result in additional costs and liabilities to Imara or inhibit its ability to collect and process data globally, and the failure to comply with such requirements could subject Imara to significant lawsuits or fines and penalties, which may have a material adverse effect on Imara’s business, financial condition or results of operations.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which Imara operates has established its own data security and privacy frameworks with which Imara must comply. For example, the collection, use, disclosure, transfer, or other processing of personal data regarding data subjects in the European Union, including personal health data, is subject to the European Union General Data Protection Regulation, or the GDPR, which took effect across all member states of the European Economic Area, or EEA, in May 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR increases Imara’s obligations with respect to clinical trials conducted in the EEA by expanding the definition of personal data to include coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. In addition, the GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States and, as a result, increases the scrutiny that such rules should apply to transfers of personal data from clinical trial sites located in the EEA to the United States. The GDPR also permits data protection authorities to require destruction of improperly gathered or used personal information and/or impose substantial fines for violations of the GDPR, which can be up to four percent of global revenues or 20 million Euros, whichever is greater, and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

Given the breadth and depth of changes in data protection obligations, complying with the GDPR’s requirements is rigorous and time intensive and requires significant resources and an ongoing review of Imara’s technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data collected in the European Union. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information from Imara’s clinical trials, could require Imara to change its business practices and put in place additional compliance mechanisms, may interrupt or delay Imara’s development, regulatory and commercialization activities and increase its cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against Imara and could have a material adverse effect on Imara’s business, financial condition or results of operations.

Similar privacy and data security requirements are either in place or underway in the United States. There are a broad variety of data protection laws that may be applicable to Imara’s activities, and a range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. For example, the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020, is creating similar risks and obligations as those created by GDPR, although the CCPA does exempt certain information collected as part of a clinical trial subject to the Federal Policy for the Protection of Human Subjects (the Common Rule). Many other states have passed similar legislation. A broad range of legislative measures also have been introduced at the federal level. Accordingly, failure to comply with current and any future federal and state laws regarding privacy and security of personal information could expose Imara to fines and penalties. Imara also faces a threat of consumer class actions related to these laws and the overall protection of personal data. Even if Imara is not determined to have violated these laws, investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm Imara’s reputation and its business.

Current and future legislation may increase the difficulty and cost for Imara and any future collaborators to obtain reimbursement for any of Imara’s candidate products that do receive marketing approval and Imara’s ability to generate revenue will be materially impaired.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of Imara’s product candidates, restrict or regulate post-approval activities and affect Imara’s ability to profitably sell any product candidates for which it obtains marketing approval. Imara expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Imara, or any collaborators, may receive for any approved products. If reimbursement of its products is unavailable or limited in scope, Imara’s business could be materially harmed.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2031 under the CARES Act. These Medicare sequester reductions were suspended through the end of March 2022. From April 2022 through June 2022 a 1% sequester cut will be in effect, with the full 2% cut resuming thereafter. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Imara may obtain for any of its product candidates for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the TCJA in 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Further, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA and therefore because the mandate was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court heard this case on November 10, 2020 and on June 17, 2021, dismissed this action after finding that the plaintiffs do not have standing to challenge the constitutionality of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

The Trump Administration also took executive actions to undermine or delay implementation of the ACA, including directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On January 28, 2021, however, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to health care, and consider actions that will protect and strengthen that access. Under this Order, federal agencies are directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the Health Insurance Marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents.

Current and future legislative efforts may limit the costs for Imara’s products, if and when they are licensed for marketing, and that could materially impact Imara’s ability to generate revenues.

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid. In 2020, President Trump issued several executive orders intended to lower the costs of prescription products and certain provisions in these orders have been incorporated into regulations. These regulations include an interim final rule implementing a most favored nation model for prices that would tie Medicare Part B payments for certain physician-administered pharmaceuticals to the lowest price paid in other economically advanced countries, effective January 1, 2021. That rule, however, has been subject to a nationwide preliminary injunction and, on December 29, 2021, the Centers for Medicare & Medicaid Services, or CMS, issued a final rule to rescind it. With the issuance of this rule, CMS stated that it will explore all options to incorporate value into payments for Medicare Part B pharmaceuticals and improve beneficiaries’ access to evidence-based care.

In addition, in October 2020, the Department of Health and Human Services, or HHS, and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program, or SIP, to import certain prescription drugs from Canada into the United States. The final rule is currently the subject of ongoing litigation, but at least six states (Vermont, Colorado, Florida, Maine, New Mexico, and New Hampshire) have passed laws allowing for the importation of drugs from Canada with the intent of developing SIPs for review and approval by the FDA. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed by the Biden administration until January 1, 2023.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for Imara’s products, once approved, or put pressure on its product pricing. Imara expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for any product candidates or additional pricing pressures.

Finally, outside the United States, in some nations, including those of the EU, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Imara or its collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of its product to other available therapies. If reimbursement of Imara’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Imara’s business could be materially harmed.

If Imara or any third-party manufacturers it engages fail to comply with environmental, health and safety laws and regulations, Imara could become subject to fines or penalties or incur costs or liabilities that could harm its business.

If Imara decides to pursue any future product development efforts, Imara and any third-party manufacturers it may engage will be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. If Imara decides to pursue any future product development efforts, its operations may involve the use of hazardous and flammable materials, including chemicals and biological materials. Imara’s operations may also produce hazardous waste products. Imara expects it would contract with third parties for the disposal of these materials and wastes. Imara cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Imara’s use of hazardous materials, Imara could be held liable for any resulting damages, and any liability could exceed its resources. Liability under certain environmental laws governing the release and cleanup of hazardous materials is joint and several and could be imposed without regard to fault. Imara also could incur significant costs associated with civil or criminal fines and penalties or become subject to injunctions limiting or prohibiting Imara’s activities for failure to comply with such laws and regulations.

Although Imara currently maintains general liability insurance as well as workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Imara currently does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, hazardous or radioactive materials.

In addition, Imara may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Imara’s research, development or production efforts. Imara’s failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of any third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with Imara’s products, Imara could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of any product candidates or products. In addition, Imara’s supply chain could be adversely impacted if any of its third-party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.

Imara is subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing its operations. If Imara fails to comply with these laws, it could be subject to civil or criminal penalties, other remedial measures and legal expenses, be precluded from developing manufacturing and selling certain products outside the United States or be required to develop and implement costly compliance programs, which could adversely affect Imara’s business, results of operations and financial condition.

Imara’s operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where Imara does business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit Imara, its officers, and its employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Compliance with the FCPA, in particular, is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Imara may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and it may participate in collaborations and relationships with third parties whose actions could potentially subject it to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, Imara cannot predict the nature, scope or effect of future regulatory requirements to which its international operations might be subject or the manner in which existing laws might be administered or interpreted. If Imara expands its operations outside of the United States, it will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which it plans to operate.

Imara is also subject to other laws and regulations governing its international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If Imara expands its presence outside of the United States, it will require Imara to dedicate additional resources to comply with these laws, and these laws may preclude Imara from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit Imara’s growth potential and increase its development costs.

There is no assurance that Imara will be completely effective in ensuring its compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If Imara is not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, it may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on Imara’s business, financial condition, results of operations and liquidity. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, U.S. or other authorities could also have an adverse impact on Imara’s reputation, its business, results of operations and financial condition.

Imara’s employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could cause significant liability for Imara and harm its reputation.

Imara is exposed to the risk of fraud or other misconduct by its employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or similar foreign regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to Imara. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Imara’s reputation. This could include violations of HIPAA, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive. Imara is also exposed to risks in connection with any insider trading violations by employees or others affiliated with Imara. It is not always possible to identify and deter employee misconduct, and the precautions Imara takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Imara from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. If any such actions are instituted against Imara, and Imara is not successful in defending itself or asserting its rights, those actions could have a significant impact on Imara’s business and results of operations, including the imposition of significant fines or other sanctions.

Imara’s internal computer systems, or those of its collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Imara’s product development programs.

Imara’s internal computer systems and those of any collaborators, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such systems are also vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by Imara’s employees, third-party vendors and/or business partners, or from cyberattacks by malicious third parties. Cyber incidents are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. For example, Imara has experienced attempts at phishing and e-mail fraud with the goal of causing payments to be transmitted to an unintended recipient. Cyber incidents could also include the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. The risk of cyber incidents could also be increased by cyberwarfare in connection with the ongoing conflict between Russia and Ukraine, including potential proliferation of malware from the conflict into systems unrelated to the conflict.

While Imara has not experienced any material system failure, accident, cyber incidents or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of Imara’s development programs and its business operations, whether due to a loss of its trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Imara’s regulatory approval efforts and significantly increase Imara’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Imara’s data or applications, or inappropriate disclosure of confidential or proprietary information, Imara could incur liability, its competitive position and reputation could be harmed and the further development and commercialization of any product candidates it may develop could be delayed.

Risks Related to Imara’s Common Stock and Status as a Public Company

An active trading market for Imara’s common stock may not continue to develop or be sustained.

Imara’s common stock began trading on the Nasdaq Global Select Market on March 12, 2020. Prior to March 12, 2020, there was no public market for its common stock, and Imara cannot be certain that an active trading market for its shares will continue to develop or be sustained. As a result, it may be difficult for Imara’s stockholders to sell their shares without depressing the market price for the shares or at all.

If securities analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about Imara’s business or if they publish negative evaluations of its stock, the price and trading volume of Imara’s stock could decline.

The trading market for Imara’s common stock relies, in part, on the research and reports that industry or financial analysts publish about Imara or its business. Imara does not have control over these analysts. There can be no assurance that existing analysts will continue to cover Imara or that new analysts will begin to cover Imara. There is also no assurance that any covering analyst will provide favorable coverage. If one or more of the analysts covering Imara’s business downgrade their evaluations of its stock or publish inaccurate or unfavorable research about its business, or provides more favorable relative recommendations about its competitors, the price of Imara’s stock could decline. If one or more of these analysts cease to cover Imara’s stock, Imara could lose visibility in the market for its stock, which in turn could cause Imara’s stock price and trading volume to decline.

The price of Imara’s common stock may be volatile and fluctuate substantially, which could result in substantial losses for its stockholders.

Imara’s stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, Imara’s stockholders may not be able to sell their common stock at or above the price paid for their shares. The market price for Imara’s common stock may be influenced by many factors, including:

•	results of or developments in preclinical studies and clinical trials of any product candidates Imara may develop or those of its competitors or potential collaborators;

•	timing of the results of Imara’s preclinical studies and clinical trials or those of its competitors;

•	Imara’s success in commercializing any product candidates, if and when approved;

•	the success of competitive products or technologies;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any product candidates Imara may develop;

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the results of Imara’s efforts to discover, develop, acquire or in-license products, product candidates, technologies or data referencing rights, the costs of commercializing any such products and the costs of development of any such product candidates or technologies;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in Imara’s financial results or the financial results of companies that are perceived to be similar to Imara;

•	sales of common stock by Imara, its executive officers, directors or principal stockholders, or others;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

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general economic, industry and market conditions, including, without limitation, the current adverse impact of the COVID-19 pandemic and political and economic instability caused by the current conflict between Russia and Ukraine and economic sanctions adopted in response to the conflict; and

•	the other factors described in this “Risk Factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which Imara is a party, with or without merit, may result in an unfavorable judgment. Imara also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to its reputation or adverse changes to its offerings or business practices. Such litigation may also cause Imara to incur other substantial costs to defend such claims and divert management’s attention and resources.

Imara’s executive officers, directors and principal stockholders, if they choose to act together, have the ability to control all matters submitted to stockholders for approval.

As of September 30, 2022, Imara’s executive officers and directors and its stockholders who owned more than 5% of Imara’s outstanding common stock, in the aggregate, beneficially owned shares representing approximately 55.1% of Imara’s common stock. As a result, if these stockholders were to choose to act together, they would be able to significantly influence all matters submitted to Imara’s stockholders for approval, as well as its management and affairs. For example, these persons, if they choose to act together, would have significant influence over the election of directors and approval of any merger, consolidation or sale of all or substantially all of Imara’s assets.

This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench Imara’s management and board of directors; or

•	delay or prevent a merger, consolidation, takeover or other business combination involving Imara that other stockholders may desire.

This concentration of ownership may also adversely affect the market price of Imara’s common stock.

Imara has broad discretion in the use of its cash, cash equivalents and investments and may not use them effectively.

Imara’s management has broad discretion in the application of its cash, cash equivalents and investments and could use such funds in ways that do not, despite the exercise of reasonable judgement, improve its results of operations or enhance the value of its common stock. The failure by Imara’s management to apply these funds effectively could result in financial losses that could cause the price of Imara’s common stock to decline and delay the development of any product candidates Imara may develop. Pending their use, Imara may invest its cash, cash equivalents and investments in a manner that does not produce income or that loses value.

Because Imara does not anticipate paying any cash dividends on its capital stock in the foreseeable future, capital appreciation, if any, will be the sole source of gain for its stockholders.

Imara has never declared or paid cash dividends on its capital stock and it has no current plans to pay cash dividends on its common stock. As a result, capital appreciation, if any, of Imara’s common stock will be the sole source of gain for its stockholders for the foreseeable future.

Sales of a substantial number of shares of Imara’s common stock in the public market could cause its stock price to fall, even if its business is doing well.

Sales of a substantial number of shares of Imara’s common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Imara’s common stock, impair its ability to raise capital through the sale of additional equity securities, and make it more difficult for Imara’s stockholders to sell their common stock at a time and price that they deem appropriate. Persons who were Imara’s stockholders prior to its initial public offering continue to hold a substantial number of shares of Imara’s common stock. If such persons sell, or indicate an intention to sell, substantial amounts of Imara’s common stock in the public market, the trading price of its common stock could decline.

Imara currently has on file with the SEC a universal shelf registration statement which allows it to offer and sell registered common stock, preferred stock, debt securities, warrants and/or units from time to time pursuant to one or more offerings up to an aggregate of $200 million, at prices and terms to be determined at the time of sale, subject to restrictions that may apply from time to time on Imara’s ability to utilize the shelf registration statement to sell more than one-third of the market value of its public float, meaning the aggregate market value of voting and non-voting common stock held by non-affiliates, in any trailing 12-month period. In July 2021, Imara issued and sold 8,333,333 shares of common stock with aggregate gross proceeds of approximately $50 million under this universal shelf registration statement.

Moreover, holders of an aggregate of 11,005,600 shares of Imara’s common stock have rights, subject to specified conditions, to require Imara to file registration statements covering their shares or to include their shares in registration statements that Imara may file for itself or other stockholders. Imara has also registered all 4,654,296 shares of common stock that it may issue under its equity compensation plans and such shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates, vesting arrangements and exercise of options.

Imara is an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make its common stock less attractive to investors.

Imara is an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. It may remain an EGC until December 31, 2025, although if the market value of its common stock that is held by non-affiliates exceeds $700.0 million as of any September 30 before that time or if Imara has annual gross revenues of $1.235 billion or more in any fiscal year, it would cease to be an EGC as of December 31 of the applicable year. Imara also would cease to be an EGC if it issues more than $1.0 billion of non-convertible debt over a three-year period. For so long as Imara remains an EGC, it is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of Imara’s internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Imara may choose to take advantage of some or all of the available exemptions. Imara cannot predict whether investors will find its common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for Imara’s common stock and its stock price may be more volatile.

In addition, the JOBS Act permits an EGC to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. Imara has elected to take advantage of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Imara will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that Imara either (1) irrevocably elects to “opt out” of such extended transition period or (2) no longer qualifies as an EGC.

Imara is also a smaller reporting company, and it will remain a smaller reporting company until the fiscal year following the determination that either (i) its voting and non-voting common shares held by non-affiliates is more than $250 million measured on the last business day of its second fiscal quarter, or (ii) its annual revenues are less than $100 million during the most recently completed fiscal year and its voting and non-voting common shares held by non-affiliates is more than $700 million measured on the last business day of its second fiscal quarter. Similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations, such as an exemption from providing selected financial data and an ability to provide simplified executive compensation information and only two years of audited financial statements.

Imara has incurred and will continue to incur costs as a result of operating as a public company, and its management has devoted and will continued to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after it is no longer an EGC, Imara will incur significant legal, accounting and other expenses that it did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Imara’s management will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase Imara’s legal and financial compliance costs, particularly as it hires additional financial and accounting employees to meet public company internal control and financial reporting requirements, and will make some activities more time-consuming and costly.

Imara continuously evaluates these rules and regulations, and cannot predict or estimate the amount of additional costs it may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, Imara is required to furnish a report by its management on its internal control over financial reporting with its Annual Reports on Form 10-K. However, while Imara remains an EGC, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To comply with Section 404, Imara is engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, Imara will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite its efforts, there is a risk that Imara will not be able to conclude, within the prescribed timeframe or at all, that its internal control over financial reporting is effective as required by Section 404. If Imara identifies one or more material weaknesses in its internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements.

If Imara fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in its financial and other public reporting, which would harm Imara’s business and the trading price of its common stock.

Effective internal controls over financial reporting are necessary for Imara to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause Imara to fail to meet its reporting obligations. In addition, any testing by Imara conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by its independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to Imara’s financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in Imara’s reported financial information, which could have a negative effect on the trading price of its stock.

Imara is required to disclose changes made in its internal controls and procedures on a quarterly basis and its management is required to assess the effectiveness of these controls annually. However, for as long as Imara is an “emerging growth company” under the JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404. Imara could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of its internal controls over financial reporting could detect problems that Imara’s management’s assessment might not. Undetected material weaknesses in Imara’s internal controls over financial reporting could lead to financial statement restatements and require Imara to incur the expense of remediation.

Imara’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

As a public company, Imara is subject to certain reporting requirements of the Exchange Act. Imara’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by Imara in reports it files or submits under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Imara believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Imara’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Changes in tax laws or in their implementation or interpretation may adversely affect Imara’s business and financial condition.

Changes in tax law may adversely affect Imara’s business or financial condition. On December 22, 2017, the U.S. government enacted the TCJA, which significantly reformed the Code. The TCJA, as amended by the CARES Act, among other things, contained significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for NOLs to 80% of current year taxable income and the elimination of NOL carrybacks, in each case, for NOLs arising in taxable years beginning after December 31, 2017 (though any such NOLs may be carried forward indefinitely and such NOLs arising in taxable years beginning before January 1, 2021 are generally eligible to be carried back up to five years), the imposition of a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, the elimination of U.S. tax on foreign earnings (subject to certain important exceptions), the allowance of immediate deductions for certain new investments instead of deductions for depreciation expense over time, and the modification or repeal of many business deductions and credits.

In addition to the CARES Act, as part of Congress’ response to the COVID-19 pandemic, economic relief legislation has been enacted in 2020 and 2021 containing tax provisions. In addition, the Inflation Reduction Act, or the IRA, was signed into law in August 2022. The IRA introduced new tax provisions, including a 1% excise tax imposed on certain stock repurchases by publicly traded companies. In the absence of regulatory guidance, the 1% excise tax generally applies to certain acquisitions of stock by the publicly traded company (or certain of its affiliates) from a stockholder of the company in exchange for money or other property (other than stock of the company itself), subject to a de minimis exception. Thus, the excise tax could apply to certain transactions that are not traditional stock repurchases. Regulatory guidance under the TCJA and such additional legislation, is and continues to be forthcoming, and such guidance could ultimately increase or lessen the impact of these laws on Imara’s business and financial condition. In addition, it is uncertain if and to what extent various states will conform to the TCJA and additional tax legislation.

Provisions in Imara’s corporate charter documents and under Delaware law could make an acquisition of the company, which may be beneficial to Imara’s stockholders, more difficult and may prevent attempts by Imara’s stockholders to replace or remove its current directors and members of management.

Provisions in Imara’s restated certificate of incorporation and its amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the company that stockholders may consider favorable, including transactions in which Imara’s stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of Imara’s common stock, thereby depressing the market price of its common stock. In addition, because Imara’s board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by Imara’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of Imara’s board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of Imara’s directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from Imara’s board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to Imara’s board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by Imara’s stockholders by written consent;

•	limit who may call stockholder meetings;

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authorize Imara’s board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by Imara’s board of directors; and

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require the approval of the holders of at least 75% of the votes that all Imara’s stockholders would be entitled to cast to amend or repeal specified provisions of Imara’s restated certificate of incorporation or for stockholders to amend or repeal Imara’s amended and restated bylaws.

Moreover, because Imara is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which generally prohibits a person who, together with their affiliates and associates, owns 15% or more of a company’s outstanding voting stock from, among other things, merging or combining with the company for a period of three years after the date of the transaction in which the person acquired ownership of 15% or more of the company’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Imara’s restated certificate of incorporation designates the state courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by its stockholders, which could discourage lawsuits against the company and its directors, officers and employees.

Imara’s restated certificate of incorporation provides that, unless Imara consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of proceedings: (1) any derivative action or proceeding brought on Imara’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Imara’s directors, officers, employees or stockholders to the company or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim arising pursuant to any provision of Imara’s restated certificate of incorporation or amended and restated bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction.

These exclusive-forum provisions may make it more expensive for stockholders to bring a claim than if the stockholders were permitted to select another jurisdiction and may limit the ability of Imara’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Imara or its directors, officers or employees, which may discourage such lawsuits against Imara and its directors, officers and employees. Alternatively, if a court were to find the choice of forum provisions contained in Imara’s restated certificate of incorporation to be inapplicable or unenforceable in an action, Imara may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect its business, financial condition and operating results.

Risks Related to Enliven

Risks Related to Enliven’s Limited Operating History, Financial Position and Need for Additional Capital

Enliven is early in its development efforts, with a limited operating history, and it has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and future viability.

Enliven is a clinical stage biopharmaceutical company with a limited operating history upon which you can evaluate its business and prospects.

Enliven commenced operations in June 2019, has never completed a clinical trial, has no products approved for commercial sale and has never generated any revenue. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, Enliven has devoted substantially all of its resources to developing ELVN-001 and ELVN-002, its research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations. Enliven is currently evaluating ELVN-001 in a Phase 1 clinical trial in adults with CML and Enliven filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022. Enliven has not initiated clinical trials for any other product candidate.

Enliven has not yet demonstrated its ability to complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to accurately predict Enliven’s likelihood of success and viability than it could be if it had a longer operating history.

In addition, Enliven may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields. Enliven also expects that, as it advances its product candidates, it will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. Enliven has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If Enliven does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer.

Enliven has incurred significant net losses in each period since its inception, and it expects to continue to incur significant net losses for the foreseeable future.

Enliven has incurred significant net losses in each reporting period since its inception, has not generated any revenue to date and has financed its operations principally through private placements of its preferred stock. Enliven’s net loss was $24.7 million for the year ended December 31, 2021. As of September 30, 2022, Enliven had an accumulated deficit of $73.3 million. Enliven is still in the very early stages of development of its product candidates and has not yet completed any clinical trials. As a result, it expects that it will be many years, if ever, before it has commercialized product and generate revenue from product sales. Even if it succeeds in receiving marketing approval for and commercializing one or more of its product candidates, it expects that it will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.

Enliven expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses Enliven incurs may fluctuate significantly from quarter to quarter such that a period-to-period comparison of its results of operations may not be a good indication of its future performance. The size of Enliven’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Enliven’s prior losses and expected future losses have had and will continue to have an adverse effect on its working capital, its ability to fund the development of its product candidates and its ability to achieve and maintain profitability and the performance of its stock.

Enliven has never generated revenue from product sales and may never achieve or maintain profitability.

Enliven has never generated any revenue from commercial product sales. To become and remain profitable, Enliven must develop and eventually commercialize product candidates with significant market potential, which will require it to be successful in a range of challenging activities. These activities can include completing preclinical studies and clinical trials of Enliven’s product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products that are approved and satisfying any post-marketing requirements. Enliven does not anticipate generating any revenue from product sales for many years, if ever. Enliven’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives, including:

•	successful and timely completion of clinical development of ELVN-001 and ELVN-002 and preclinical and clinical development of other research programs and any other future programs;

•	establishing and maintaining relationships with CROs and clinical sites for the clinical development of ELVN-001, ELVN-002 and any other future programs;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which Enliven successfully completes clinical development;

•	developing an efficient and scalable manufacturing process for Enliven’s product candidates, including obtaining finished products that are appropriately packaged for sale;

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establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for Enliven’s product candidates, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of Enliven’s product candidates;

•	commercial acceptance of Enliven’s product candidates by patients, the medical community and third-party payors;

•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;

•	identifying, assessing and developing new product candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	defending against third-party interference or infringement claims, if any;

•	entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize Enliven’s product candidates;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors for Enliven’s product candidates;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

Enliven may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. If Enliven does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Enliven’s failure to become and remain profitable would decrease the value of its company and could impair its ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business and continue its operations.

Any changes in the manufacturing process, suppliers, or facilities will require further comparability analysis and approval by the FDA before implementation, which could delay Enliven’s clinical trials and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety and efficacy.

Enliven has not previously submitted a New Drug Application (NDA) to the FDA or similar approval filings to a comparable foreign regulatory authority for any product candidate. An NDA or other relevant regulatory filing must include extensive nonclinical and clinical data and supporting information to establish that the product candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. Enliven cannot be certain that its current or future product candidates will be successful in clinical trials or receive regulatory approval. If Enliven does not receive regulatory approvals for current or future product candidates, it may not be able to continue its operations. Even if Enliven successfully obtains regulatory approval to market a product candidate, its revenue will depend, in part, upon the size of the markets in the territories for which it receives regulatory approval and has commercial rights, the availability of competitive therapies and whether there are sufficient levels of reimbursement and adoption by physicians.

Risks Related to the Discovery, Development and Commercialization of Enliven’s Product Candidates

Enliven is very early in its development efforts. In addition, Enliven is substantially dependent on ELVN-001 and ELVN-002. If Enliven is unable to advance ELVN-001 or ELVN-002 through clinical development, obtain regulatory approval and ultimately commercialize such product candidates, or experience significant delays in doing so, Enliven’s business will be materially harmed.

Enliven is very early in its development efforts. Enliven is currently evaluating ELVN-001 in a Phase 1 clinical trial in adults with CML and Enliven filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022. Enliven has not initiated clinical trials for any other product candidate and Enliven may experience unexpected or adverse results in the future. Enliven will be required to demonstrate thorough, adequate and well-controlled clinical trials that its product candidates are safe and effective, with a favorable benefit-risk profile, for use in their target indications before Enliven can seek regulatory approvals for their commercial sale. Enliven’s initial clinical trials will begin with relatively small cohorts before expanding in size in subsequent cohorts. If safety issues arise in an early cohort, Enliven may be delayed or prevented from subsequently expanding into larger trial cohorts. Enliven’s ability to generate product revenue, which it does not expect will occur for many years, if ever, will depend heavily on the successful clinical development and eventual commercialization of ELVN-001 and ELVN-002. Enliven is not permitted to market or promote any product candidate before it receives marketing approval from the FDA, EMA or any comparable foreign regulatory authorities, and Enliven may never receive such marketing approvals.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of Enliven’s clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

Enliven will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for use in a diverse population before it can seek marketing approvals for their commercial sale. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because Enliven’s product candidates are in early stages of developments, there is a high risk of failure and Enliven may never succeed in developing marketable products.

The results of preclinical studies may not be predictive of the results of clinical trials of Enliven’s product candidates. Moreover, the results of early clinical trials may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be safe or effective in subsequent clinical trials. Favorable results from certain animal studies may not accurately predict the results of other animal studies or of human trials, due to the inherent biologic differences in species, the differences between testing conditions in animal studies and human trials, and the particular goals, purposes, and designs of the relevant studies and trials.

There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy, insufficient durability of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved as products. The development of Enliven’s product candidates and Enliven’s stock price may also be impacted by inferences, whether correct or not, that are drawn between the success or failure of preclinical studies or clinical trials of Enliven’s competitors or other companies in the biopharmaceutical industry, in addition to Enliven’s own preclinical studies and clinical trials.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with Enliven’s product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to Enliven’s product candidates. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, Enliven’s clinical trial outcomes.

Any preclinical studies or clinical trials that Enliven conducts may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market its product candidates. If the results of Enliven’s ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of its product candidates, if it does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with its product candidates, Enliven may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

Enliven does not know whether any preclinical studies or clinical trials it may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain approval to market any of its product candidates.

Enliven has limited resources and is currently focusing its efforts on ELVN-001 and ELVN-002 for development in particular indications and advancing its other research programs. As a result, Enliven may fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Enliven is currently focusing its resources and efforts on ELVN-001, ELVN-002 and advancing its other research programs. Because Enliven has limited financial and managerial resources, it must focus on a limited number of research programs and product candidates and on specific indications. As a result, Enliven may forgo or delay pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential. Enliven’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Enliven’s spending on current and future research and development activities for ELVN-001, ELVN-002 and its other research programs may not yield any commercially viable products. If Enliven does not accurately evaluate the commercial potential or target markets for ELVN-001, ELVN-002 and its other research programs, or the product candidates it is currently developing in these programs, Enliven may relinquish valuable rights to its product candidates or programs through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate or program.

Enliven’s prospects depend in large part upon developing and commercializing ELVN-001 and ELVN-002 and discovering, developing and commercializing product candidates from its other research programs, and failure to successfully identify, develop and commercialize additional product candidates could impair Enliven’s ability to grow.

Enliven’s future operating results are dependent on its ability to successfully discover, develop, obtain regulatory approval for and commercialize product candidates including ELVN-001, ELVN-002 and product candidates from its research programs. A product candidate can unexpectedly fail at any stage of development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

The success of ELVN-001, ELVN-002 and other product candidates Enliven may develop will depend on many factors, including the following:

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successful and timely completion of preclinical studies, including generating sufficient data to support the initiation or continuation of preclinical studies and clinical trials, including data that demonstrates improved efficacy, safety, and patient convenience compared to Enliven’s competitors’ products;

•	obtaining IRB approval at each clinical trial site;

•	approval of INDs for Enliven’s planned clinical trials and future clinical trials;

•	addressing any potential delays resulting from factors related to the COVID-19 pandemic;

•	the timely manufacture of sufficient quantities of a product candidate for use in clinical trials;

•	successful initiation and completion of clinical trials;

•	successful and timely patient selection and enrollment in and completion of clinical trials;

•	maintaining and establishing relationships with CROs and clinical sites for the clinical development of Enliven’s product candidates both in the United States and internationally;

•	the frequency and severity of adverse events in clinical trials;

•	demonstrating efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

•	the timely receipt of marketing approvals from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

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the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development and, if approved, commercialization of Enliven’s product candidates;

•	obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	the protection of Enliven’s rights in its intellectual property portfolio;

•	the successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

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Enliven’s ability to compete with other therapies, as detailed in the section titled “Enliven’s Business—Competition”, particularly since some of Enliven’s product candidates will be aimed to be best-in-class and first-in-class.

Enliven does not have complete control over many of these factors, including certain aspects of preclinical and clinical development and the regulatory submission process, potential threats to its intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If Enliven is not successful with respect to one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize any product candidates from its lead programs, which would materially harm its business. If Enliven does not receive marketing approvals for such product candidates, it may not be able to continue its operations.

Although a substantial amount of Enliven’s efforts will focus on the continued preclinical and clinical testing and potential approval of its product candidates in its current pipeline, Enliven expects to continue to innovate and potentially expand its portfolio. Because Enliven has limited financial and managerial resources, research programs to identify product candidates may require substantial additional technical, financial and human resources, whether or not any new potential product candidates are ultimately identified. Enliven’s success may depend in part upon its ability to identify, select and develop promising product candidates and therapeutics. Enliven may expend resources and ultimately fail to discover and generate additional product candidates suitable for further development. Even if Enliven successfully advances any product candidates into preclinical and clinical development, their success will be subject to all of the preclinical, clinical, regulatory and commercial risks described elsewhere in this section. All product candidates are prone to risks of failure typical of biotechnology product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics indicating that it is unlikely to receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If Enliven does not successfully develop and commercialize ELVN-001 or ELVN-002, or successfully identify, develop and commercialize new product candidates, Enliven’s business, prospects, financial condition and results of operations could be adversely affected.

If clinical trials of Enliven’s product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, Enliven would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of its product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of Enliven’s product candidates, Enliven must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Enliven does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. Enliven’s product candidates may fail to demonstrate efficacy in humans, and particularly across tumor types. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk Enliven faces is the possibility that none of its product candidates under development will successfully gain market approval from the FDA, EMA or other comparable foreign regulatory authorities, resulting in Enliven being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

If the results of Enliven’s ongoing or future preclinical studies and future clinical trials are inconclusive with respect to the safety and efficacy of its product candidates, if it does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with its product candidates, Enliven may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

It is likely that there will be side effects associated with the use of Enliven’s product candidates. Results of Enliven’s future trials could reveal a high and unacceptable severity and prevalence of side effects or adverse events. In such an event, Enliven’s trials could be suspended or terminated and the FDA, EMA or comparable foreign regulatory authorities could order Enliven to cease further development of or deny approval of its product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm Enliven’s business, financial condition and prospects significantly.

Further, Enliven’s product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if Enliven’s product candidates have characteristics that are unexpected, Enliven may need to abandon their development or limit development to more narrow indications or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If Enliven is ultimately unable to obtain regulatory approval of its product candidates, Enliven will be unable to generate product revenue and its business will be substantially harmed.

Enliven’s product candidates are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be approved for marketing.

Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. For example, FDA’s Oncology Center of Excellence initiated Project Optimus to reform the dose optimization and dose selection paradigm in oncology drug development and Project FrontRunner to help develop and implement strategies to support approvals in early clinical setting, among other goals. How the FDA plans to implement these goals and their impact on specific clinical programs and the industry are unclear. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Enliven’s data are insufficient for approval and require additional preclinical, clinical or other data. Even if Enliven eventually completes clinical testing and receives approval for Enliven’s product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve its product candidates for a more limited indication or a narrower patient population than it originally requested or may impose other prescribing limitations or warnings that limit the product candidate’s commercial potential. Enliven has not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of its product candidates will ever obtain regulatory approval. Further, development of Enliven’s product candidates and/or regulatory approval may be delayed for reasons beyond its control.

Applications for Enliven’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of Enliven’s clinical trials;

•

the FDA, EMA or other comparable foreign regulatory authorities may determine that Enliven’s product candidates are not safe and effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude its obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which Enliven seeks approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with Enliven’s interpretation of data from preclinical studies or clinical trials;

•	Enliven may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which Enliven contracts for clinical and commercial supplies;

•	the FDA, EMA or other comparable regulatory authorities may fail to approve companion diagnostic tests required for Enliven’s product candidates; and

•

the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering Enliven’s clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in Enliven failing to obtain regulatory approval to market any of its product candidates, which would significantly harm its business, results of operations and prospects.

Enliven is also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

Enliven has limited experience as a company in designing and conducting clinical trials.

The design and implementation of clinical trials is a complex process. Enliven has limited experience as a company in designing and conducting clinical trials. Enliven is currently evaluating ELVN-001 in a Phase 1 clinical trial in adults with CML and Enliven filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022. However, Enliven has not initiated clinical trials for any other product candidate and Enliven may experience unexpected or adverse results in the future. In part because of this lack of experience as a company and its limited infrastructure, Enliven cannot be certain that its ongoing and planned preclinical studies and clinical trials will be completed on time, that it will successfully or cost-effectively design and implement clinical trials that achieve the desired clinical endpoints efficiently, or at all. Large-scale clinical trials would require significant additional financial and management resources and reliance on CROs and consultants. Relying on third-party clinical investigators, CROs and consultants may force Enliven to encounter delays that are outside of its control. Enliven may be unable to identify and contract with sufficient investigators, CROs and consultants on a timely basis or at all. There can be no assurance that Enliven will be able to negotiate and enter into any necessary services agreement with CROs on terms that are acceptable to it on a timely basis or at all.

Any delays in the commencement or completion, or termination or suspension, of Enliven’s planned or future clinical trials could result in increased costs, delay or limit its ability to generate revenue and adversely affect its commercial prospects. Enliven may not be able to file INDs to commence clinical trials on the timelines it expects, and even if it is able to, the FDA, EMA or other comparable foreign regulatory authorities may not permit it to proceed.

Before Enliven can initiate clinical trials of a product candidate in any indication, it must submit the results of preclinical studies to the FDA, EMA or other comparable foreign regulatory authorities along with other information, including information about the product candidate’s chemistry, manufacturing and controls and its proposed clinical trial protocol, as part of an IND or similar regulatory submission under which it must receive authorization to proceed with clinical development. Enliven filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022, and, subject to IND clearance, it plans to initiate a Phase 1 clinical trial thereafter. However, the FDA, EMA or other comparable foreign regulatory authorities may require Enliven to conduct additional preclinical studies before they allow it to initiate clinical trials under any IND, clinical trial authorization or comparable application, if ever, which may lead to additional delays and increase the costs of Enliven’s preclinical development programs. Before obtaining marketing approval from the FDA of ELVN-001, ELVN-002 or any other programs, Enliven must conduct extensive clinical studies to demonstrate safety and efficacy. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, Enliven expects to rely in part on preclinical, clinical and quality data generated by its CROs and other third parties for regulatory submissions for its product candidates. While Enliven has or will have agreements governing these third parties’ services, Enliven has limited influence over their actual performance. If these third parties do not make data available to Enliven, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to Enliven’s agreements with them, Enliven’s development programs may be significantly delayed and it may need to conduct additional studies or collect additional data independently. In either case, Enliven’s development costs would increase. Enliven may not be able to file INDs for future product candidates on the timelines it expects. For example, Enliven may experience manufacturing delays or other delays with IND enabling studies. Moreover, Enliven cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if the FDA agrees with the design and implementation of the clinical trials set forth in an IND, Enliven cannot guarantee that it will not change its requirements in the future. These considerations also apply to new clinical trials Enliven may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines Enliven expects or to obtain regulatory approvals for its planned clinical trials may prevent Enliven from initiating or completing its clinical trials or commercializing its product candidates on a timely basis, if at all.

Enliven could also encounter delays if a clinical trial is suspended or terminated by Enliven, by the IRBs or independent ethics committees of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Enliven’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse events, failure to demonstrate a benefit from using a pharmaceutical, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and Enliven may need to amend clinical trial protocols to comply with these changes. Amendments may require Enliven to resubmit its clinical trial protocols to IRBs or ethics committees for reexamination, which may impact the costs, timing or successful completion of a clinical trial. From time to time, certain of Enliven’s current or future scientific advisors or consultants who receive compensation from Enliven may become investigators for Enliven’s future clinical trials. Under certain circumstances, Enliven may be required to report some of these relationships to the FDA. Although Enliven expects any such relationships to be within the FDA’s guidelines, the FDA may conclude that a financial relationship between Enliven and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Enliven’s marketing applications by the FDA and may ultimately lead to the denial of marketing approval of Enliven’s product candidates. If Enliven experiences delays in the completion of, or termination of, any clinical trial of any product candidate, the commercial prospects of such product candidate will be harmed, and Enliven’s ability to generate product revenues will be delayed. Moreover, any delays in completing Enliven’s clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to commence product sales and generate revenues which may harm Enliven’s business, financial condition, results of operations and prospects significantly.

Enliven’s product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If Enliven’s product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs Enliven may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk- benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent Enliven from achieving or maintaining market acceptance of the affected product candidate and may harm its business, financial condition and prospects significantly. It is likely that there will be side effects associated with the use of Enliven’s product candidates as is typically the case with oncology drugs. Results of Enliven’s studies or trials could reveal a high and unacceptable severity and prevalence of side effects or adverse events. In such an event, Enliven’s trials could be suspended or terminated and the FDA, EMA or comparable foreign regulatory authorities could order Enliven to cease further development of or deny approval of its product candidates for any or all targeted indications. Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm Enliven’s business, financial condition and prospects significantly.

In addition, Enliven’s product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, Enliven’s product candidates may be studied in combination with other therapies, which may exacerbate adverse events associated with the therapy. Patients treated with Enliven’s product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to Enliven’s product candidate but may still impact the success of Enliven’s clinical trials. The inclusion of critically ill patients in Enliven’s clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, it is expected that some of the patients to be enrolled in Enliven’s future clinical trials will die or experience major clinical events either during the course of Enliven’s clinical trials or after participating in such trials for non-treatment related reasons.

If significant adverse events or other side effects are observed in any of Enliven’s current or future clinical trials, Enliven may have difficulty recruiting patients to the clinical trials, patients may drop out of Enliven’s trials, or Enliven may be required to abandon the trials or its development efforts of that product candidate altogether. Enliven, the FDA, EMA, other comparable foreign regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early- stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm Enliven’s business, financial condition and prospects. Further, if any of Enliven’s product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label including “black box” warnings, significant restrictions on the use of the product or the withdrawal of the product from the market. Enliven cannot predict whether its product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

Interim, topline and preliminary data from Enliven’s preclinical studies and clinical trials that Enliven announces or publishes from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Enliven may publicly disclose preliminary, interim or topline data from its preclinical studies and clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, Enliven may report responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. Enliven also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and Enliven may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that Enliven reports may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Enliven previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, Enliven may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that Enliven may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm Enliven’s business and prospects. Further, additional disclosure of interim data by Enliven or by its competitors in the future could result in volatility in the price of Enliven’s common stock.

In addition, the information Enliven chooses to publicly disclose regarding a particular study or trial is typically selected from a more extensive amount of available information. Investors may not agree with what Enliven determines is the material or otherwise appropriate information to include in its disclosure, and any information Enliven determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or its business. If the preliminary or topline data that Enliven reports differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Enliven’s ability to obtain approval for, and commercialize, any of its product candidates may be harmed, which could harm Enliven’s business, financial condition, results of operations and prospects.

If Enliven experiences delays or difficulties in the enrollment or maintenance of patients in clinical trials, its regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

Enliven may not be able to initiate or continue clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. Enliven’s ability to enroll eligible patients may be limited or may result in slower enrollment than it anticipates. Because there are approved drugs and ongoing clinical trials being conducted for CML, it may make it difficult for Enliven to enroll patients. For example, patient enrollment could have been and will likely be affected by the recent approval of asciminib as well as Enliven’s competitors that have ongoing clinical trials for programs that are under development for the same indications as its product candidates since patients who would otherwise be eligible for its clinical trials instead enroll in clinical trials of its competitors’ programs. Additionally, the CML patient population is relatively small and certain clinical trials for future product candidates may be focused on indications with relatively small patient populations, which may further limit enrollment of eligible patients or may result in slower enrollment than Enliven anticipates. In Enliven’s ELVN-001 and ELVN-002 programs, Enliven will utilize genomic profiling of patients’ tumors to identify suitable patients for recruitment into its clinical trials. Enliven cannot be certain (1) how many patients will have the requisite alterations for inclusion in its clinical trials, (2) that the number of patients enrolled in each program will suffice for regulatory approval or (3) whether each specific BCR-ABL or HER2 mutation will be included in the approved drug label. If Enliven’s strategies for patient identification and enrollment prove unsuccessful, Enliven may have difficulty enrolling or maintaining patients appropriate for its product candidates.

Enliven’s ability to enroll patients may also be significantly delayed by the evolving COVID-19 pandemic and Enliven does not know the extent and scope of such delays at this point. In addition, patients may not be able or willing to visit clinical trial sites for dosing or data collection purposes due to limitations on travel and physical distancing imposed or recommended by federal or state governments or patients’ reluctance to visit the clinical trial sites during the pandemic. These factors resulting from the COVID-19 pandemic could delay Enliven’s clinical trials and its regulatory submissions.

Patient enrollment for Enliven’s current or any future clinical trials may be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and efficacy of approved drugs for the disease under investigation;

•

patient eligibility criteria for the trial in question as defined in the protocol, including biomarker- driven identification and/or certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for Enliven’s clinical trials to a greater extent than competing clinical trials for the same indication that do not have biomarker-driven patient eligibility criteria;

•	perceived risks and benefits of the product candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved or other product candidates being investigated for the indications Enliven is investigating;

•	clinicians’ willingness to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in Enliven’s clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials.

Enliven’s inability to enroll a sufficient number of patients for its clinical trials would result in significant delays or may require it to abandon one or more clinical trials altogether. Enrollment delays in Enliven’s clinical trials may result in increased development costs for its product candidates and jeopardize its ability to obtain marketing approval for the sale of its product candidates. Furthermore, even if Enliven is able to enroll a sufficient number of patients for its clinical trials, Enliven may have difficulty maintaining participation in its clinical trials through the treatment and any follow-up periods.

Enliven faces substantial competition which may result in others discovering, developing or commercializing products before or more successfully than Enliven does.

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. In particular, precision oncology is a very competitive space and Enliven has chosen to prioritize addressing well-validated biological targets, and therefore expects to face competition from existing products and products in development for each of its product candidates. While Enliven believes that its technology, the expertise of its team, and its development experience and scientific knowledge provide it with competitive advantages, Enliven faces increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that Enliven successfully develops and commercializes may compete with existing therapies and new therapies that may become available in the future.

Many of Enliven’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than Enliven does. These competitors also compete with Enliven in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in Enliven’s competitors. As a result of all of these factors, Enliven’s competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in its field before Enliven does.

Enliven’s commercial potential could be reduced or eliminated if its competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, and are more convenient or less expensive than products that Enliven may develop. Enliven’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Enliven can, which could result in its competitors establishing a strong market position before Enliven is able to enter the market or could otherwise make its development more complicated. Enliven believes the key competitive factors affecting the success of all of its programs are likely to be efficacy, safety and patient convenience. Even if the product candidates Enliven develops achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

There are currently six BCR-ABL TKIs approved for use in CML: Novartis AG’s Gleevac (imatinib), Tasigna (nilotinib), and Scemblix (asciminib), Bristol Myers Squibb’s Sprycel (dasatinib), Pfizer’s Bosulif (bosutinib), and Takeda’s Iclusig (ponatinib).

There are no approved TKIs for HER2 mutant NSCLC. Enhertu (fam-trastuzumab deruxtecan), an antibody drug conjugate, marketed by AstraZeneca and Daiichi-Sankyo, received accelerated approval from the FDA for this patient population in August 2022. Most of the investigational TKIs for this population are all dual EGFR and HER2 inhibitors such as Spectrum’s poziotinib, Takeda’s mobocertinib, Black Diamond’s BDTX-189 and Jiangsu HengRui Medicine Co., Ltd’s pyrotinib. The FDA is currently reviewing Poziotinib’s NDA and has a Prescription Drug User Fee Act (PDUFA) date in November 2022. Pyrotinib is currently being investigated in a Phase 3 pivotal study. Finally, Boehringer Ingelheim recently initiated clinical development on a HER2 selective, irreversible TKI, BI-1810631, for HER2 mutant NSCLC and other cancers.

For HER2 amplified and overexpressing tumors, such as breast cancer (BRC), there are several FDA-approved antibodies, antibody drug conjugates, and TKIs. For example, Genentech’s Herception (trastuzumab) and Perjecta (pertuzumab) are approved HER2-antibodies. Approved HER2-antibody drug conjugates include

Genentech’s Kadcyla (ado-trastuzumab emtansine) and Daiichi Sankyo’s Enhertu (fam-trastuzumab deruxtecan). Approved TKIs for HER2 BRC include Puma’s Nerlynx (neratinib), Novartis AG’s Tykerb (lapatinib), and Seagen’s Tukysa (tucatinib). Several of these drugs are approved for other HER2-driven indications such as gastric and colorectal cancer.

Finally, there are numerous other investigational therapies, spanning many modalities, that are being evaluated preclinically and in clinical trials for various HER2-altered cancers.

Technological advances or products developed by Enliven’s competitors may render Enliven’s technologies or product candidates obsolete, less competitive or not economical. If Enliven is unable to compete effectively, its opportunity to generate revenue from the sale of its products it may develop, if approved, could be adversely affected. For additional information regarding Enliven’s competition, see the section titled “Enliven’s Business—Competition.”

The COVID-19 pandemic could adversely impact Enliven’s business, including its ongoing and planned preclinical and clinical trials.

The COVID-19 pandemic and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. Enliven may experience disruptions that could severely impact its business and clinical trials, including:

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	delays or difficulties in enrolling and retaining patients in any clinical trials, particularly elderly subjects, who are at a higher risk of severe illness or death from COVID-19;

•	difficulties interpreting data from Enliven’s clinical trials due to the possible effects of COVID-19 on patients;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as Enliven’s clinical trial sites and hospital staff supporting the conduct of clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•	interruption or delays in the operations of the FDA, EMA or other regulatory authorities, which may impact review and approval timelines;

•

limitations in resources that would otherwise be focused on the conduct of Enliven’s business, its preclinical studies or its clinical trials, including because of sickness or the desire to avoid contact with large groups of people or as a result of government-imposed “shelter in place” or similar working restrictions;

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interruptions, difficulties or delays arising in Enliven’s existing operations and company culture as a result of all of its employees working remotely, including those hired during the COVID-19 pandemic;

•	delays in receiving approval from regulatory authorities to initiate Enliven’s clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct Enliven’s clinical trials;

•	interruptions in preclinical studies or clinical trials due to restricted or limited operations at the CROs conducting such studies;

•	interruption in global freight and shipping that may affect the transport of clinical trial materials, such as investigational drug product to be used in Enliven’s clinical trials;

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changes in regulations as part of a response to the COVID-19 pandemic which may require Enliven to change the ways in which its clinical trials are to be conducted, or to discontinue the clinical trials altogether, or which may result in unexpected costs;

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delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	refusal of the FDA, EMA or other regulatory authorities to accept data from clinical trials in affected geographies outside of their respective jurisdictions.

Enliven continues to assess the impact that the COVID-19 pandemic may have on its ability to effectively conduct its business operations as planned and there can be no assurance that it will be able to avoid a material impact on its business from the spread of COVID-19 or its consequences, including disruption to its business and downturns in business sentiment generally or in its industry or due to shutdowns that may be requested or mandated by federal, state and local governmental authorities. As a result of the COVID-19 pandemic, an increased number of Enliven’s employees could telecommute, which may impact certain of its operations over the near term and long term.

Additionally, certain third parties with whom Enliven engages or may engage, including collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties are similarly adjusting their operations and assessing their capacity in light of the COVID-19 pandemic. If these third parties experience shutdowns or continued business disruptions, Enliven’s ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. For example, as a result of the COVID-19 pandemic, Enliven could experience delays in the procurement of certain animals for its preclinical studies. Such delays could materially impact Enliven’s preclinical studies and clinical trials and similarly, delays in the procurement of materials or manufacturing supply chain could materially adversely impact Enliven’s preclinical studies and clinical trials. For example, Enliven uses third parties including Pharmaron to conduct preclinical studies and clinical trials and to Pharmaron has previously experienced delays as a result of COVID-19 which resulted in a minor delay in Enliven’s preclinical studies.

Additionally, many of Enliven’s preclinical studies and clinical trials are conducted by CROs, which could be discontinued or delayed as a result of the pandemic. It is also possible that the disproportionate impact of COVID-19 on hospitals and clinical sites will have an impact on recruitment and retention for Enliven’s clinical trials. In addition, certain clinical trial sites for product candidates similar to Enliven’s have experienced, and others may experience in the future, delays in collecting, receiving and analyzing data from patients enrolled in clinical trials due to limited staff at such sites, limitation or suspension of on-site visits by patients, or patients’ reluctance to visit the clinical trial sites during the pandemic and Enliven may experience similar delays. CROs have also made certain adjustments to the operation of such trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA and may need to make further adjustments in the future that could impact the timing or enrollment of Enliven’s clinical trials. Many of these adjustments are new and untested, may not be effective, may increase costs, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. Enliven may experience delays in the completion of its preclinical studies, clinical trials, patient selection or enrollment or in the progression of its activities related to its planned clinical trials, may need to suspend its clinical trials, and may encounter other negative impacts to such trials due to the effects of the COVID-19 pandemic.

Enliven may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from COVID-19. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial, and any disruption of the clinical trial as a result of the COVID-19 pandemic, among other requirements. In June 2020, the FDA also issued a guidance on good manufacturing practice considerations (cGMPs) for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. In view of the spread of the COVID-19 variants, FDA may issue additional guidance and policies that may materially impact Enliven’s business, clinical trials, and clinical development timelines. Changes to existing policies and regulations can increase Enliven’s compliance costs or delay its clinical plans.

Furthermore, the COVID-19 pandemic may also impact the timelines of FDA regulatory inspections and reviews. Since March 2020 when foreign and domestic inspections were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. In May 2021, the FDA issued an updated guidance on manufacturing, supply chain, and drug and biological product inspections, indicating that it intends to continue using other tools and approaches where possible for pre-approval inspections, and that it will continue to conduct “mission-critical” inspections on a case-by-case basis, or, where possible to do so safely, resume prioritized domestic inspections, such as pre-approval and surveillance inspections. While the FDA has largely caught up with domestic preapproval inspections, it continues to work through its backlog of foreign inspections. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to COVID-19. If public health concerns or other factors prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities in a timely manner, including due to travel restrictions, foreign COVID-19-related policies, or staffing shortages, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Enliven’s regulatory submissions, which could have a material adverse effect on Enliven’s business and clinical development plans.

While the extent of the impact of the current COVID-19 pandemic on Enliven’s business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on Enliven’s business, financial condition and operating results.

To the extent the COVID-19 pandemic adversely affects Enliven’s business, financial condition and operating results, it may also have the effect of heightening many of the risks described in this section.

The manufacture of drugs is complex, and Enliven’s third-party manufacturers may encounter difficulties in production. If any of Enliven’s third-party manufacturers encounter such difficulties, Enliven’s ability to provide adequate supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, as well as sophisticated quality assurance and quality control procedures. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, Enliven may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of Enliven’s manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm Enliven’s business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.

If Enliven’s third-party manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, Enliven’s development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. For example, Enliven may introduce an alternative formulation of one or more of its product candidates during the course of its clinical trials. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause Enliven’s product candidates to perform differently and affect the results of clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Enliven’s product candidates and jeopardize Enliven’s ability to commercialize its product candidates, if approved, and generate revenue.

Enliven’s product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if Enliven’s product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of Enliven’s approved product candidates will depend on a number of factors, including:

•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments, particularly since Enliven’s product candidates will be focused on being best-in-class;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which a product candidate is approved;

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restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a risk evaluation and mitigation strategy, if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of Enliven’s product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

•	the availability of an approved product candidate for use as a combination therapy;

•	relative convenience and ease of administration;

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the willingness of the target patient population to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

•	the effectiveness of sales and marketing efforts;

•	unfavorable publicity relating to Enliven’s product candidates; and

•	the approval of other new therapies for the same indications.

If any of Enliven’s product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, Enliven may not generate or derive sufficient revenue from that product candidate and its financial results could be negatively impacted.

The market opportunities for any product candidates Enliven develops, if approved, may be limited to certain smaller patient subsets and may be smaller than Enliven estimates them to be.

When cancer is detected early (referred to as localized disease), conventional treatments which include chemotherapy, hormone therapy, surgery and radiation therapy and/or selected targeted therapies may be adequate to cure the patient in many cases. However, once cancer has spread to other areas (advanced or metastatic disease), cancer treatments may not be sufficient to provide a cure but often can significantly prolong life without curing the cancer. First-line (1L) therapies designate treatments that are initially administered to patients with advanced or metastatic disease, while second-line (2L) and 3L therapies are administered to patients when the prior therapies lose their effectiveness. The FDA, EMA and other comparable foreign regulatory bodies often approve cancer therapies for a particular line of treatment. Typically, drug approvals are initially granted for use in later lines of treatment, but with additional evidence of significant efficacy from clinical trials, biopharmaceutical companies can successfully seek and gain approval for use in earlier lines of treatment.

Enliven plans to initially seek approval of its product candidates in most instances at least as a second- or third-line therapy, for use in patients with advanced or metastatic cancer where at least one prior therapy has limited clinical benefit or has lost its effectiveness. For those product candidates that prove to be sufficiently safe and effective, if any, Enliven would expect to seek approval as a 2L therapy and potentially ultimately as a 1L therapy. There is no guarantee that Enliven’s product candidates, even if approved as a second, third or subsequent line of therapy would be approved for an earlier line of therapy, and prior to any such approvals Enliven may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.

Enliven’s projections of both the number of people who have the cancers it is targeting, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with its product candidates, are based on its beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the cancers that Enliven is targeting. The potentially addressable patient population for Enliven’s product candidates may be limited or may not be amenable to treatment with its product candidates. Consequently, even if Enliven’s product candidates are approved, the number of patients that may be eligible for treatment with its product candidates may turn out to be much lower than expected. In addition, Enliven has not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type. Even if Enliven obtains significant market share for its products, if approved, if the potential target populations are small, Enliven may never achieve profitability without obtaining regulatory approval for additional indications.

Any product candidates Enliven develops may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of Enliven’s product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, Enliven may not be able to successfully commercialize its product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Enliven to establish or maintain pricing sufficient to realize an adequate return on its investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Enliven obtains marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Enliven may not successfully commercialize any product candidate for which it obtains marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require Enliven to provide scientific and clinical support for the use of its products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

As federal and state governments implement additional health care cost containment measures, including measures to lower prescription drug pricing, Enliven cannot be sure that its products, if approved, will be covered by private or public payors, and if covered, whether the reimbursement will be adequate or competitive with other marketed products. Any actions by federal and state governments and health plans aimed at putting additional downward pressure on pharmaceutical pricing and health care costs could negatively impact coverage and reimbursement for Enliven’s product candidates if approved, its revenue, and its ability to compete with other marketed products and to recoup the costs of its research and development. For further discussion, see “—Enliven may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on Enliven’s business and results of operations.”

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. Enliven may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of its products. Nonetheless, Enliven’s product candidates may not be considered medically necessary or cost effective. Enliven cannot be sure that coverage and reimbursement will be available for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for Enliven’s product candidates, if approved.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and Enliven believes the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as its product candidates. In many countries, particularly the countries of the European Union (EU), medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, Enliven may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that

Enliven is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for Enliven’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If Enliven is unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Enliven receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Enliven’s business entails a significant risk of product liability and if it is unable to obtain sufficient insurance coverage such inability could have an adverse effect on Enliven’s business and financial condition.

Enliven’s business exposes it to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of Enliven’s development programs. If Enliven succeeds in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of Enliven’s products, its manufacturing processes and facilities or its marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of Enliven’s products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for Enliven’s products, injury to Enliven’s reputation, costs to defend the related litigation, a diversion of management’s time and Enliven’s resources and substantial monetary awards to trial participants or patients. Enliven currently has product liability insurance that it believes is appropriate for its stage of development and may need to obtain higher levels prior to advancing its product candidates into clinical trials or marketing any of its product candidates, if approved. Any insurance Enliven has or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, Enliven may be unable to obtain sufficient insurance at a reasonable cost to protect it against losses caused by product liability claims that could have an adverse effect on its business and financial condition.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

Enliven may develop its current or future product candidates in combination with other therapies, which would expose it to additional risks.

Enliven may develop or it may seek strategic collaborations to develop its current or future product candidates in combination with one or more currently approved cancer therapies or therapies in development. Even if any of Enliven’s current or future product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, Enliven would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of Enliven’s product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which Enliven’s product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for Enliven’s product candidates or its own products being removed from the market or being less successful commercially.

Enliven or its future third party collaborators may also evaluate its current or future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. Enliven will not be able to market and sell any product candidate in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve or withdraw their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies Enliven chooses to evaluate in combination with any of its current or future product candidates, Enliven may be unable to obtain approval of or successfully market any one or all of the current or future product candidates it develops. Additionally, if the third-party providers of therapies or therapies in development used in combination with Enliven’s current or future product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of Enliven’s current or future product candidates, or if the cost of combination therapies are prohibitive, Enliven’s development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

Enliven has never commercialized a product candidate as a company before and currently lacks the necessary expertise, personnel and resources to successfully commercialize any products on its own or together with suitable collaborators.

Enliven has never commercialized a product candidate as a company. Enliven may license certain rights with respect to its product candidates to collaborators, and, if so, Enliven will rely on the assistance and guidance of those collaborators. For product candidates for which Enliven retains commercialization rights and marketing approval, Enliven will have to develop its own sales, marketing and supply organization or outsource these activities to a third party.

Factors that may affect Enliven’s ability to commercialize its product candidates, if approved, on its own include recruiting and retaining adequate numbers of effective sales and marketing personnel, developing adequate educational and marketing programs to increase public acceptance of its approved product candidates, ensuring regulatory compliance of its company, employees and third parties under applicable healthcare laws, and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time-consuming and could delay the launch of Enliven’s product candidates upon approval. Enliven may not be able to build an effective sales and marketing organization. If Enliven is unable to build its own distribution and marketing capabilities or to find suitable partners for the commercialization of its product candidates, it may not generate revenues from them or be able to reach or sustain profitability.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Enliven currently conducts its clinical trial for ELVN-001 in the United States and internationally and plans to conduct its clinical trial for ELVN-002 in the United States and internationally. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of Enliven’s business plan, and which may result in Enliven’s product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of Enliven’s product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of Enliven’s product candidates in one jurisdiction does not guarantee that it will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Enliven intends to charge for its products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Enliven and could delay or prevent the introduction of Enliven’s products in certain countries. If Enliven or any future collaborator fails to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, Enliven’s target market will be reduced and its ability to realize the full market potential of its potential product candidates will be harmed.

Even if Enliven’s product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that Enliven may receive for its product candidates will require the submission of reports to regulatory authorities and on-going surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post- approval study or risk management requirements and regulatory inspection. For example, the FDA may require a REMS in order to approve Enliven’s product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

In addition, if the FDA, EMA or foreign regulatory authorities approve Enliven’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for Enliven’s product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current cGMPs and good clinical practices (GCPs) for any clinical trials that Enliven conducts post-approval.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA, EMA and other regulatory authorities for compliance with cGMP regulations and standards. If Enliven or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Enliven, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject Enliven to administrative or judicially imposed sanctions, including:

•	delays in or the rejection of product approvals;

•	suspension or restrictions on Enliven’s ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning or untitled letters;

•	fines, restitution, or disgorgement of profits or revenues;

•	consent decrees, injunctions or imposition of civil or criminal penalties;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions, or export or import bans;

•	voluntary or mandatory product recalls, withdrawals, and/or publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements;

•	restrictions or revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	imposition of a REMS, which may include distribution or use restrictions; and

•	requirements to conduct additional post-market clinical trials to assess the safety of the product.

The FDA, EMA and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Enliven’s product candidates. Enliven cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Enliven is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Enliven is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.

Enliven may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic. In June 2020, FDA also issued a guidance on cGMPs for responding to COVID-19 infection in employees in drug products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs. In view of the spread of the COVID-19 variants, FDA may issue additional guidance and policies that may materially impact Enliven’s business, clinical trials, and its clinical development timelines. Changes to existing policies and regulations can increase Enliven’s compliance costs or delay its clinical plans.

Moreover, the FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted in the United States for uses that are not approved by the FDA as reflected in the product’s approved labeling, or in other jurisdictions for uses that differ from the labeling or uses approved by the applicable regulatory agencies. While physicians may prescribe products for off-label uses, the FDA, EMA and other regulatory agencies actively enforce laws and regulations that prohibit the promotion of off-label uses by companies, including promotional communications made by companies’ sales force with respect to off-label uses that are not consistent with the approved labeling, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties. The occurrence of any event or penalty described above may inhibit Enliven’s ability to commercialize its product candidates, if approved, and generate revenue.

The FDA, EMA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of Enliven’s product candidates are approved and Enliven is found to have improperly promoted off-label uses of those products, Enliven may become subject to significant liability. The FDA, EMA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as Enliven’s product candidates, if approved. If Enliven is found to have promoted such off-label uses, Enliven may become subject to significant liability. The United States federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If Enliven cannot successfully manage the promotion of its product candidates, if approved, Enliven could become subject to significant liability, which would materially adversely affect its business and financial condition.

Where appropriate, Enliven plans to secure approval from the FDA, EMA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If Enliven is unable to obtain such approval, it may be required to conduct additional preclinical studies or clinical trials beyond those that it contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if Enliven receives accelerated approval from the FDA, EMA or comparable regulatory authorities, if its confirmatory trials do not verify clinical benefit, or if it does not comply with rigorous post-marketing requirements, the FDA, EMA or such other regulatory authorities may seek to withdraw accelerated approval.

Where possible, Enliven plans to pursue accelerated development strategies in areas of high unmet need. Enliven may seek an accelerated approval pathway for one or more of its product candidates from the FDA, EMA or comparable foreign regulatory authorities. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life- threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking accelerated approval, Enliven will seek feedback from the FDA, EMA or comparable foreign regulatory authorities and will otherwise evaluate Enliven’s ability to seek and receive such accelerated approval. There can be no assurance that after Enliven’s evaluation of the feedback and other factors it will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA, EMA or comparable foreign regulatory authorities, Enliven will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if it initially decides to do so. Furthermore, if Enliven decides to submit an application for accelerated approval or under another expedited regulatory designation (e.g., Fast Track designation, Breakthrough Therapy designation or orphan drug designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable foreign regulatory authorities could also require Enliven to conduct further studies prior to considering its application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for Enliven’s product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm Enliven’s competitive position in the marketplace.

Enliven may seek Fast Track designation from the FDA for one or more of its product candidates. Even if one or more of Enliven’s product candidates receive Fast Track designation, Enliven may be unable to obtain or maintain the benefits associated with the Fast Track designation.

Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of Enliven’s product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if Enliven’s clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, Enliven will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Enliven may seek a Breakthrough Therapy designation from the FDA, which even if granted for any of Enliven’s product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that Enliven’s product candidates will receive marketing approval.

Enliven may seek Breakthrough Therapy designation for one or more of its current or future product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Enliven believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to candidate products considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Enliven’s product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though Enliven may seek Breakthrough Therapy designation for one or more of its current or future product candidates, there can be no assurance that it will receive Breakthrough Therapy designation.

Enliven may pursue an orphan indication for its product candidates to treat CML and potentially others. However, Enliven may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for its product candidates and, even if it does, that exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Enliven may pursue an orphan indication for its product candidates to treat CML and potentially others. Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Enliven’s target indications may include diseases with large patient populations or may include orphan indications. However, there can be no assurances that Enliven will be able to obtain orphan designations for its product candidates.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product candidate is entitled to orphan drug exclusivity. Orphan drug exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if Enliven obtains orphan drug designation for a product candidate, it may not be able to obtain or maintain orphan drug exclusivity for that product candidate. Enliven may not be the first to obtain marketing approval of any product candidate for which it has obtained orphan drug designation for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if Enliven seeks approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if Enliven is unable to ensure that it will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if Enliven obtains orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process or entitles the product candidate to priority review.

Enliven may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on Enliven’s business and results of operations.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Enliven’s product candidates. Enliven cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Enliven is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Enliven is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained, and it may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the United States pharmaceutical industry. The ACA, which, among other things, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and healthcare measures initiated by the Biden administration will impact the ACA, Enliven’s business, financial condition and results of operations. Complying with any new legislation or change in regulatory requirements could be time-intensive and expensive, resulting in a material adverse effect on Enliven’s business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022. Under current legislation, the reduction in Medicare payments varies from 1% in 2022 up to 4% in the final fiscal year of the sequester, unless additional congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, under the American Rescue Plan Act of 2021, a sunset provision, effective January 1, 2024, would eliminate the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on Enliven’s business. Further, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single-source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In 2021, many states have passed or are considering state drug price transparency and reporting laws that substantially increase the compliance burdens on pharmaceutical manufacturers. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on Enliven and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent Enliven from being able to generate revenue, attain profitability, or commercialize its product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on Enliven’s business, and expose Enliven to greater liability.

Enliven is unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare, particularly as a result of the recent presidential election. These and any further changes in the law or regulatory framework that reduce Enliven’s revenue or increase its costs could also have a material and adverse effect on its business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for Enliven’s product candidates, if Enliven obtains regulatory approval;

•	Enliven’s ability to set a price that it believes is fair for its products;

•	Enliven’s ability to obtain coverage and reimbursement approval for a product;

•	Enliven’s ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that Enliven is required to pay; and

•	the availability of capital.

Enliven expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that it receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Enliven from being able to generate revenue, attain profitability or commercialize its product candidates. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. Enliven cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Enliven’s product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Enliven to more stringent product labeling and post-marketing testing and other requirements.

The withdrawal of the United Kingdom (UK) from the EU, commonly referred to as “Brexit,” may adversely impact Enliven’s ability to obtain regulatory approvals for its product candidates in the EU, result in restrictions or imposition of taxes and duties for importing its product candidates into the EU, and may require it to incur additional expenses in order to develop, manufacture and commercialize its product candidates in the EU.

Inadequate funding for the FDA, the SEC and other United States government agencies or the EMA or comparable foreign regulatory authorities could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Enliven’s business may rely, which could negatively impact its business.

The ability of the FDA, EMA or comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Enliven’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, EMA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Enliven’s business. For example, in recent years, including in 2018 and 2019, the United States government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Enliven’s regulatory submissions, which could have a material adverse effect on Enliven’s business. Further, future government shutdowns could impact the combined company’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Enliven’s relationships with employees, independent contractors, consultants, commercial collaborators, healthcare professionals, clinical investigators, CROs, suppliers, vendors and third-party payors in connection with its current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose Enliven to significant losses, including, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Enliven is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, healthcare professionals, clinical investigators, CROs, suppliers, vendors and third-party payors may engage in misconduct or other improper activities. Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which Enliven obtains marketing approval. Enliven’s current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose Enliven to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Enliven researches, as well as markets, sells and distributes its product candidates for which it obtains marketing approval.

The laws that may affect Enliven’s ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (FCA). There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Enliven’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor;

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federal civil and criminal false claims laws, including the FCA, which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, including the Civil Monetary Penalties Law, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent, knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and the regulations that implement both laws (collectively, HIPAA), which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, created under the ACA and its implementing regulations, which require applicable manufacturers of drugs, devices, biologicals and medical supplies for which reimbursement is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS in HHS information related to payments or other transfers of value made to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare providers (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Enliven may also be subject to federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Efforts to ensure that Enliven’s current and future business arrangements with third parties will comply with applicable healthcare and data privacy and security laws and regulations will involve on-going substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that governmental authorities will conclude that Enliven’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Enliven’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to it, Enliven may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, exclusion, debarment or refusal to allow Enliven to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if Enliven becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Enliven’s operations, any of which could adversely affect Enliven’s ability to operate its business and its results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if Enliven is successful in defending against any such actions that may be brought against it, its business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom Enliven expects to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Enliven is subject to stringent and changing privacy, data protection and data security laws, regulations and standards as well as policies, contracts and other obligations related to data privacy, data protection and data security. Enliven’s actual or perceived failure to comply with such obligations could lead to enforcement or litigation (that could result in fines or penalties), a disruption or cancellation of clinical trials or commercialization of products, reputational harm, or other adverse business effects.

Enliven collects, receives, retains, stores, uses, shares, discloses, transfers, makes accessible, disseminates, and otherwise processes data (including personal and clinical trial information) relating to its employees and contractors, and other persons. Accordingly, Enliven is, or may become, subject to numerous legal and contractual obligations regarding the privacy, security, protection and appropriate collection, storing, sharing, use, processing, transfer, and disclosure of certain data, including personal information. For example, Enliven is, or may become, subject to various federal, state, local, and foreign laws, directives, and regulations regarding privacy, data protection, and data security, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. Enliven is also subject to certain contractual obligations to third parties related to privacy, data protection and data security and it strives to comply with its applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security, to the extent possible. The regulatory framework for privacy, data protection and data security worldwide is evolving and is likely to remain complex and uncertain for the foreseeable future. Any perception of privacy, data security, or data protection concerns or an inability, by Enliven or third parties that it relies on, to comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations, even if unfounded, may result in additional cost and liability to Enliven, harm its reputation, and adversely affect its business, financial condition, and results of operations.

Enliven is not currently classified as a covered entity or business associate under HIPAA. Thus, Enliven is not directly subject to HIPAA’s requirements or penalties. The healthcare providers, including certain research institutions from which Enliven may obtain patient or subject health information, may be subject to privacy, security, and breach notification requirements under HIPAA. Additionally, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, Enliven could face substantial penalties if it knowingly receives individually identifiable health information from a HIPAA covered entity, business associate or subcontractor that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, Enliven maintains sensitive personally identifiable information, including health and genetic information, that it receives throughout the clinical trial process and in the course of its research collaborations, and may maintain sensitive personally identifiable information received directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if Enliven chooses to implement such programs. In addition, Enliven may be subject to state laws requiring security and protection of personal information and notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic information laws may apply directly to Enliven’s operations and/or those of its collaborators and may impose restrictions on Enliven’s collection, receipt, retention, storage, use, sharing, disclosure, dissemination, transfer or other processing of individuals’ personal information, including health information. Individuals from whom Enliven or its collaborators may obtain personal information, including health information, as well as the healthcare providers who may share this information with Enliven, may have statutory or contractual rights that require certain security measures to protect such information or limit the ability to collect, retain, store, use, share, disclose, disseminate, transfer and otherwise process the information. Enliven may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy, data protection, and data security laws. Claims that Enliven has violated individuals’ privacy rights or breached its contractual obligations, even if it is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.

Additionally, Enliven is subject to additional restrictions and requirements relating to privacy, data protection and data security in other jurisdictions outside the United States in connection with its clinical trials. For example, the collection, use, storage, disclosure, transfer (including cross-border), or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the General Data Protection Regulation (GDPR). The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of certain personal data breaches (including to supervisory authorities and potentially affected individuals), and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data outside the European Economic Area (EEA) to third countries that have not been found to provide adequate protection to such personal data, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater, for the most serious of violations. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

While the GDPR applies uniformly across the EU, each EU Member State is permitted to issue nation-specific data protection legislation, which has created inconsistencies on a country-by-country basis. Additionally, the UK’s exit from the EU, often referred to as Brexit, has created further uncertainty and could result in the application of new data privacy and protection laws, regulations and standards, if Enliven decides to conduct clinical trials and enroll patients in the UK in its future clinical trials. While the UK General Data Protection Regulation (the UK GDPR) largely mirrors the GDPR, Brexit and the subsequent implementation of the UK GDPR will expose Enliven to two parallel data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations. In addition, on

July 16, 2020, the European Court of Justice invalidated the EU-US Privacy Shield Framework, a mechanism under which personal data could be transferred from the EEA to entities in the United States that had self-certified under the Privacy Shield Framework. The Court also called into question the Standard Contractual Clauses (SCCs), noting adequate safeguards must be met for SCCs to be valid. Use of the SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular, applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place. Additionally, the European Commission has adopted new SCCs that are required to be implemented. The UK also has issued new standard contractual clauses, similar to the SCCs, that also are required to be implemented in place of previously issued standard contractual clauses. As supervisory authorities issue further guidance on personal data export mechanisms, including on the new SCCs, and/or start taking enforcement action, Enliven’s compliance costs could increase, Enliven may be subject to complaints and/or regulatory investigations or fines, and/or if Enliven is otherwise unable to transfer personal data between and among countries and regions in which it may conduct clinical trials, this could negatively impact its business. Furthermore, On June 28, 2021, the European Commission issued an adequacy decision under the GDPR and the Law Enforcement Directive, pursuant to which personal data generally may be transferred from the EU to the UK without restriction; however, this adequacy decision is subject to a four-year “sunset” period, after which the European Commission’s adequacy decision may be renewed. During that period, the European Commission will continue to monitor the legal situation in the UK and may intervene at any time with respect to its adequacy decision. The UK’s adequacy determination therefore is subject to future uncertainty and may be subject to modification or revocation in the future, with the UK potentially being considered an inadequate third country under the GDPR and transfers of personal data from the EEA to the UK will require a transfer mechanism, such as SCCs. Furthermore, there will be increasing scope for divergence in application, interpretation, and enforcement of the data protection law as between the UK and the EEA. This may increase the complexity of transferring personal data across borders.

Similar laws have been proposed in other foreign jurisdictions. For example, on August 20, 2021, the Personal Information Protection Law (PIPL) of the People’s Republic of China (PRC) was adopted and went into effect on November 1, 2021. The PIPL shares similarities with the GDPR, including extraterritorial application, data minimization, data localization, and purpose limitation requirements, and obligations to provide certain notices and rights to citizens of the PRC. The PIPL allows for fines of up to 50 million renminbi or 5% of covered company’s revenue in the prior year. If additional laws are passed, such laws may have potentially conflicting requirements that would make compliance challenging. Such laws may require Enliven to modify its operations, and may limit its ability to collect, retain, store, use, share, disclose, transfer, disseminate, and otherwise process personal data, may require additional investment of resources in compliance programs, impact strategies and could result in increased compliance costs and/or changes in its ongoing or planned business practices and policies.

Enliven may also be subject to federal and state privacy, data protection and data security laws and regulations in the United States including, without limitation, laws that regulate personal information, including health information. For example, California has enacted the California Consumer Privacy Act (CCPA), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy, data protection, and data security obligations on entities handling personal information of California consumers, devices, or households. The CCPA requires covered companies to provide new disclosures to California consumers about such companies’ data collection, use and sharing practices and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA also provides consumers with a private right of action in certain data breach situations. The CCPA went into effect on January 1, 2020, and the California Attorney General commenced enforcement actions for violations on July 1, 2020. Moreover, the California Privacy Rights Act (CPRA), which significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, becomes operative on January 1, 2023, potentially resulting in further uncertainty and requiring Enliven to incur additional costs and expenses in an effort to comply. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has prompted a number of proposals for federal and state privacy legislation. For example, in 2021 and 2022, Virginia passed its Consumer Data Protection Act, Colorado enacted the Colorado Privacy Act, Utah passed the Utah Consumer Privacy Act, and Connecticut passed the Act Concerning Personal Data and Online Monitoring, all of which differ from the CPRA and become effective in 2023. Similar laws also have been proposed in other states and at the federal level. Collectively, these reflect a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

Enliven may also publish privacy policies and other documentation regarding its collection, processing, use and disclosure of personal information. Although Enliven endeavors to comply with its published policies and documentation, it may at times fail to do so or may be perceived to have failed to do so. Moreover, despite Enliven’s efforts, it may not be successful in achieving compliance if its employees or contractors fail to comply with its published policies and documentation. Such failures can subject Enliven to potential foreign, local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of its actual practices.

The number and scope of obligations related to privacy, data protection and data security are changing, subject to differing applications and interpretations, and may be inconsistent between jurisdictions or in conflict with each other. As a result, compliance with United States and foreign privacy, data protection, and data security laws and regulations could require Enliven to take on more onerous obligations in its contracts, restrict its ability to collect, retain, store, use, share, disclose, transfer, disseminate, and otherwise process data, or in some cases, impact its ability to operate in certain jurisdictions. Although Enliven endeavors to comply with its published policies, other documentation, and all applicable privacy and security laws and regulations, it may at times fail to do so or may be perceived to have failed to do so. Any actual or alleged failure to comply with such obligations could result in governmental investigations, proceedings and enforcement actions (which could include civil or criminal fines or penalties), private litigation or adverse publicity, harm to Enliven’s reputation, and could negatively affect its operating results and business. Moreover, clinical trial subjects about whom Enliven or its potential collaborators obtain information, as well as the providers who share this information with Enliven, may contractually limit Enliven’s ability to use and disclose the information or impose other obligations or restrictions in connection with Enliven’s use, retention and other processing of information, and Enliven may otherwise face contractual restrictions applicable to its use, retention, and other processing of information. Claims that Enliven has violated individuals’ privacy rights, failed to comply with data protection laws, or breached its contractual obligations, even if it is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm Enliven’s business.

Enliven’s business activities may be subject to the U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws and anti-money laundering laws, including laws of other countries in which Enliven operates, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit Enliven’s ability to compete in foreign markets and subject it to liability if it violates them.

Enliven is subject to the FCPA, the U.S. domestic public corruption and commercial bribery statutes contained in 18 U.S.C. § 201, the U.S. Travel Act and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States in which where Enliven conducts its activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

Enliven may leverage third parties to sell its products and conduct its business abroad. Enliven, its employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if Enliven does not explicitly authorize such activities. Enliven’s business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which it operates. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Enliven’s business is heavily regulated and therefore may involve significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently, the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. Enliven cannot assure you that all of its employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which Enliven may be ultimately held responsible. As Enliven commercializes its product candidates and increases its international sales and business, its risks under these laws may increase. There is no certainty that all of Enliven’s employees, agents or contractors, or those of its affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against Enliven, its officers or its employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of its business. Any such violations could include prohibitions on Enliven’s ability to offer its products in one or more countries and could materially damage its reputation, its brand, its international activities, its ability to attract and retain employees and its business, prospects, operating results and financial condition.

These laws also require that Enliven keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While Enliven has policies and procedures to address compliance with such laws, Enliven cannot assure you that none of its employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of its policies and applicable law, for which Enliven may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on Enliven’s reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

In addition, Enliven’s products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of Enliven’s products, or Enliven’s failure to obtain any required import or export authorization for its products, when applicable, could harm Enliven’s international or domestic sales and adversely affect its revenue. Compliance with applicable regulatory requirements regarding the export of Enliven’s products may create delays in the introduction of its products in international markets or, in some cases, prevent the export of its products to some countries altogether. Furthermore, United States export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by United States sanctions. If Enliven fails to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of Enliven’s products by, or in Enliven’s decreased ability to export its products to, existing or potential customers with international operations. Any decreased use of Enliven’s products or limitation on Enliven’s ability to export or sell its products would likely adversely affect its business.

If Enliven fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

Enliven is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Enliven’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Enliven’s operations also produce hazardous waste products. Enliven generally contracts with third parties for the disposal of these materials and wastes. Enliven cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Enliven’s use of hazardous materials, Enliven could be held liable for any resulting damages, and any liability could exceed its resources. Enliven also could incur significant costs associated with civil or criminal fines and penalties.

Although Enliven maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Enliven does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, hazardous or radioactive materials.

Any legal proceedings or claims against Enliven could be costly and time-consuming to defend and could harm its reputation regardless of the outcome.

Enliven may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause Enliven to incur significant expenses or liability, or require Enliven to change its business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect Enliven’s financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, Enliven may, from time to time, settle disputes, even where it has meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect Enliven’s business, financial condition, and results of operations.

Risks Related to Employee Matters, Managing Enliven’s Growth and Other Risks Related to Enliven’s

Business

Enliven’s success is highly dependent on its ability to attract, hire and retain highly skilled executive officers and employees.

Enliven currently has a small team focused on research and development of small molecule kinase inhibitors. Enliven’s ability to discover and develop any product candidates is dependent on its chemists. To succeed, Enliven must recruit, hire, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and Enliven faces significant competition for experienced personnel. Enliven is highly dependent on the principal members of its management and scientific and medical staff, particularly Sam Kintz, its President, Chief Executive Officer and director and Joseph P. Lyssikatos, its Chief Scientific Officer and director. If Enliven does not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect its ability to execute its business plan and harm its operating results. In particular, the loss of one or more of Enliven’s executive officers could be detrimental to Enliven if it cannot recruit suitable replacements in a timely manner. Enliven does not maintain “Key Person” insurance for any of its executives or other employees. Enliven could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in its employee recruitment and retention efforts.

Many of the other biotechnology companies that Enliven competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than Enliven does. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Enliven has to offer. If Enliven is unable to continue to attract and retain high-quality personnel, the rate and success at which it can discover, develop and commercialize its product candidates will be limited and the potential for successfully growing its business will be harmed.

Enliven’s scientific and clinical advisors and consultants typically will not enter into non-compete agreements with it. If a conflict of interest arises between their work for Enliven and their work for another entity, Enliven may lose their services. Furthermore, Enliven’s advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with Enliven’s. In particular, if Enliven is unable to maintain consulting or employment relationships with its scientific founders and other scientific and clinical advisors and consultants, or if they provide services to Enliven’s competitors, Enliven’s development and commercialization efforts will be impaired and its business will be significantly harmed.

Enliven’s reliance on a limited number of employees who provide various administrative, research and development, and other services across its organization presents operational challenges that may adversely affect its business.

As of September 30, 2022, Enliven had 24 full-time employees. Of these employees, 22 are engaged in research or product development and clinical activities. The small size of Enliven’s centralized team may limit its ability to devote adequate personnel, time, and resources to support its operations or research and development activities, and the management of financial, accounting, and reporting matters. If Enliven’s team fails to provide adequate administrative, research and development, or other services across its organization, Enliven’s business, financial condition, and results of operations could be harmed.

Enliven will need to grow the size and capabilities of its organization, and it may experience difficulties in managing this growth.

As of September 30, 2022, Enliven had 24 full-time employees. Of these employees, 22 are engaged in research or product development and clinical activities. In order to successfully implement its development and commercialization plans and strategies, Enliven expects to need significant additional managerial, operational, sales, marketing, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining, retaining and motivating Enliven’s current and additional employees;

•

managing Enliven’s internal development efforts effectively, including the preclinical, clinical, FDA, EMA and other comparable foreign regulatory agencies’ review process for ELVN-001 and ELVN-002, while complying with any contractual obligations to contractors and other third parties;

•	managing increasing operational and managerial complexity; and

•	improving Enliven’s operational, financial and management controls, reporting systems and procedures.

Enliven’s future financial performance and its ability to successfully develop and, if approved, commercialize ELVN-001, ELVN-002 and other research programs will depend, in part, on Enliven’s ability to effectively manage any future growth, and Enliven’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

Enliven currently relies, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of research, clinical development and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to Enliven on a timely basis when needed, or that Enliven can find qualified replacements. In addition, if Enliven is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by third-party service providers is compromised for any reason, Enliven’s preclinical studies and clinical trials may be extended, delayed or terminated, and Enliven may not be able to obtain marketing approval for any of its product candidates or otherwise advance its business. There can be no assurance that Enliven will be able to manage its existing third- party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If Enliven is not able to effectively expand its organization by hiring new employees and/or engaging additional third-party service providers, it may not be able to successfully implement the tasks necessary to further develop and commercialize ELVN-001, ELVN-002 and any other product candidates and, accordingly, may not achieve its research, development and commercialization goals.

Enliven’s internal computer systems, or those of any of its CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer actual or suspected security or data privacy incidents or other unauthorized or improper access to, use of, or destruction of its proprietary or confidential data, employee data, or personal information, which could result in additional costs, loss of revenue, significant liabilities, harm to Enliven’s brand and material disruption of its operations, and potentially significant delays in its clinical trials and delivery to market.

In the ordinary course of its business, Enliven collects, stores, processes, and transmits large amounts of data, including intellectual property, proprietary or confidential data, employee data, and personal information. Enliven also collects, stores, processes, and transmit health information, in connection with its clinical trials. It is critical that Enliven do so in a secure manner to maintain the confidentiality, integrity, and availability of such data. Enliven’s obligations under applicable laws, regulations, contracts, industry standards, and other documentation may include maintaining the confidentiality, integrity, and availability of such data in its possession or control, maintaining reasonable and appropriate security safeguards as part of an information security program, and restrictions on the use and disclosure of such data. These obligations create potential legal liability to regulators, business partners, employees, and other relevant stakeholders.

Enliven has outsourced certain elements of its operations (including elements of its information technology infrastructure) to third parties or may have incorporated third-party technology into its information technology infrastructure, which collects, processes, transmits and stores intellectual property, proprietary or confidential data, employee data, and personal information. As a result, Enliven manages a number of third-party providers who may or could have access to Enliven’s information technology systems or to Enliven’s confidential information. In addition, many of those third parties in turn subcontract or outsource some of their responsibilities to additional third parties.

Despite the implementation of security measures designed to protect systems that store Enliven’s information, given their size and complexity and the increasing amounts of information maintained on Enliven’s internal information technology systems and external processing and storage systems (e.g., cloud), and those of Enliven’s third-party CROs, other contractors (including sites performing Enliven’s clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, power outages, natural disasters, global pandemics (such as COVID-19, terrorism, acts of vandalism, war and telecommunication and electrical failures, as well as security breaches and incidents from inadvertent or intentional actions by Enliven’s employees, contractors, consultants, business partners, and/or other third parties (including nation- state and nation-state supported actors), or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, viruses, denial-of-service attacks, phishing attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise Enliven’s system infrastructure or lead to the unauthorized access to or acquisition, use, corruption, loss, destruction, alteration or dissemination of, or damage to, Enliven’s data. For example, companies have experienced an increase in phishing and social engineering attacks from third parties in connection with working remotely due to the COVID-19 pandemic. As a result, Enliven, as well as any of its CROs, manufacturers, other contractors or consultants who may be operating in remote work environments may have increased cyber security and data security risks, due to increased use of home wi-fi networks and virtual private networks, as well as increased disbursement of physical machines. While Enliven implements information technology controls designed to reduce the risk of a cyber security or data security incident, there is no guarantee that these measures will be adequate to safeguard all systems, especially with an increased number of employees working remotely.

To the extent that any disruption or security incident were to result in any unauthorized, unlawful, or accidental access to or acquisition, use, corruption, loss, destruction, unavailability, alteration or dissemination of, or damage to, Enliven’s data (including confidential or personal information) or applications, or for it to be believed or reported that any of these occurred, Enliven could incur liability and reputational damage and the development and commercialization of Enliven’s product candidates could be delayed. There can be no assurance that Enliven’s data protection and security efforts and its investment in information technology, or the efforts or investments of CROs, consultants or other third parties, will prevent significant breakdowns or breaches in systems or other cyber security incidents that cause unauthorized, unlawful, or accidental access to or acquisition, use, corruption, loss, destruction, unavailability, alteration or dissemination of, or damage to, Enliven’s data that could have a material adverse effect upon Enliven’s reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in Enliven’s operations, it could result in a material disruption of Enliven’s programs (including clinical trials) and the development of its product candidates could be delayed. In addition, significant disruptions of Enliven’s internal information technology systems or security incidents could result in the loss, misappropriation, and/or unauthorized access, use, acquisition, or disclosure of, or the prevention of access to, data (including trade secrets or other confidential data, intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to Enliven. For example, any such event that leads to unauthorized, unlawful, or accidental access, use, or disclosure of personal information, including personal information regarding Enliven’s employees or business partners, could harm Enliven’s reputation directly, compel Enliven to comply with breach notification laws, subject Enliven to financial exposure related to investigation of the incident (including cost of forensic examinations), subject Enliven to mandatory corrective action, and otherwise subject Enliven to liability under laws and regulations that protect the privacy and security of personal data, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on Enliven’s business.

Enliven may also be required to notify governmental authorities and/or affected individuals of breaches involving personal information. For example, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state regulators, and/or others. These laws are not consistent, and compliance in the event of a widespread security breach or incident may be difficult and costly. Enliven also may be contractually required to notify affected individuals or other relevant stakeholders of a security breach or incident. Regardless of Enliven’s security measures and contractual protections, any actual or perceived security breach or incident or breach of Enliven’s contractual obligations could harm Enliven’s reputation and brand, expose it to potential liability or require it to expend significant resources on data security and in responding to any such actual or perceived breach or incident. Notifications and follow-up actions related to a security incident could impact Enliven’s reputation and cause Enliven to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from clinical trials could result in delays in Enliven’s regulatory approval efforts and significantly increase Enliven’s costs to recover or reproduce the lost data. Enliven expects to incur significant costs in an effort to detect and prevent security breaches and incidents, and it may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach or incident.

Enliven also relies on third parties to manufacture its product candidates, and similar events relating to their computer systems could also have a material adverse effect on its business. Enliven and its third- party providers may not have the resources or technical sophistication to anticipate or prevent all such cyber-attacks. Techniques used to obtain unauthorized access to systems are increasingly sophisticated, change frequently and may not be known until launched against Enliven or its third-party providers. While Enliven has no reason to believe that it has experienced a data security incident that it has not discovered, attackers have become very sophisticated in the way they conceal their unauthorized access to systems, and many companies that have been attacked are not aware that they have been attacked. Any incident that leads to loss of or unauthorized access to, or use, alteration, or disclosure of information of individuals, including but not limited to personal information regarding Enliven’s employees, could disrupt Enliven’s business, harm its reputation, compel it to comply with applicable data breach notification laws, subject it to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require it to verify the correctness of database contents, or otherwise subject it to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to Enliven and result in significant legal and financial exposure and/or reputational harm.

There have been and may continue to be significant supply chain attacks (such as the attacks resulting from vulnerabilities in SolarWinds Orion, Accellion FTA, Microsoft Exchange, Codecov, Kaseya VSA, and other widely-used software and technology infrastructure) and Enliven cannot guarantee that its or its third-party providers’ systems have not been breached or that they do not contain exploitable defects or bugs that could result in a security breach or incident of, or other disruption to, its systems and networks or the systems and networks of third parties that support it and its platform. Enliven’s ability to monitor its third-party providers’ security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures, resulting in the unauthorized, unlawful, or accidental access to, misuse, disclosure, loss or destruction of Enliven’s data, including employee personal information and other sensitive information. Enliven’s and its third-party providers’ information technology systems have been and may in the future be susceptible to vulnerabilities that could be exploited from inadvertent or intentional actions of Enliven’s employees, third party providers, business partners, or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” nation states and others. Additionally, due to the geopolitical unrest associated with Russia’s invasion of Ukraine, we and our CROs, contractors, and other third-party providers and collaborators may be vulnerable to heightened risks of cybersecurity incidents and security and privacy breaches.

Security incidents that impact Enliven’s information technology systems could result in breaches of its contracts (some of which may not have liability limitations and/or require Enliven to indemnify affected parties) and could lead to litigation with collaborators, clinical trial participants, or other relevant stakeholders. These proceedings could force Enliven to spend money in defense or settlement, divert management’s time and attention, increase Enliven’s costs of doing business, adversely affect Enliven’s reputation or otherwise adversely affect its business. Similarly, security incidents could lead to regulatory investigations. Enliven could be required to fundamentally change its business activities and practices in response to such litigation, which could have an adverse effect on its business.

Enliven may not have applicable or otherwise adequate insurance to protect it from, or adequately mitigate, liabilities or damages resulting from cyber or privacy incidents. The successful assertion of one or more large claims against Enliven that exceeds any available insurance coverage that it might have, or results in changes to insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on Enliven’s business. In addition, Enliven cannot be sure that insurance coverage will be available on acceptable terms or that insurers will not deny coverage as to any future claim.

Further, any disruption or security incident that does or is perceived to result in unauthorized, unlawful, or accidental access to or acquisition, use, corruption, loss, destruction or alteration of, or damage to, Enliven’s data, including its confidential or proprietary data, Enliven could be exposed to litigation and governmental investigations, the further development and commercialization of its product candidates could be delayed, and it could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

If Enliven is unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market its product candidates, it may not be able to successfully sell or market its product candidates that obtain regulatory approval.

Enliven currently does not have and have never had a marketing or sales team. In order to commercialize any product candidates, if approved, Enliven must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which Enliven may have approval to sell or market its product candidates. Enliven may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize Enliven’s product candidates will be expensive and time-consuming and will require significant attention of Enliven’s executive officers to manage. Any failure or delay in the development of Enliven’s internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of Enliven’s product candidates that it obtains approval to market if it does not have arrangements in place with third parties to provide such services on its behalf. Alternatively, if Enliven chooses to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems, Enliven will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on its own. If Enliven is unable to enter into such arrangements when needed, on acceptable terms or at all, Enliven may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If Enliven is unable to successfully commercialize its approved product candidates, either on its own or through collaborations with one or more third parties, Enliven’s future product revenue will suffer, and it may incur significant additional losses.

A variety of risks associated with marketing Enliven’s product candidates internationally could materially adversely affect its business.

Enliven may seek regulatory approval of its product candidates outside of the United States and, accordingly, it expects that it will be subject to additional risks related to operating in foreign countries if it obtains the necessary approvals, including:

•

differing regulatory requirements and reimbursement regimes in foreign countries, such as the lack of pathways for accelerated drug approval, may result in foreign regulatory approvals taking longer and being more costly than obtaining approval in the United States;

•	foreign regulatory authorities may disagree with the design, implementation or results of Enliven’s clinical trials or Enliven’s interpretation of data from nonclinical studies or clinical trials;

•	approval policies or regulations of foreign regulatory authorities may significantly change in a manner rendering Enliven’s clinical data insufficient for approval;

•	impact of the COVID-19 pandemic on Enliven’s ability to produce its product candidates and conduct clinical trials in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with legal requirements applicable to privacy, data protection, information security and other matters;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes and government payors in foreign countries;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the FCPA or comparable foreign regulations;

•

challenges enforcing Enliven’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, trade policies, treaties and tariffs.

These and other risks associated with international operations may materially adversely affect Enliven’s ability to attain or maintain profitable operations.

Changes in Enliven’s effective tax rate or tax liability may have an adverse effect on its operating results.

Enliven’s effective tax rate and the amount of its taxable income could be adversely affected by several factors, many of which are outside of its control, including changes in tax laws, rates, tax treaties, and regulations or the interpretation of them. For example, the TCJA, as modified by the CARES Act, significantly revised the Code. The TJCA, among other things, contains significant changes to corporate taxation, including a reduction of the federal statutory rates from a top marginal rate of 35% to a flat rate of 21%, the transition of U.S. international taxation from a worldwide tax system to a territorial system, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, and modifying or repealing many business deductions and credits. Further, the IRA has various tax provisions, some of which will become effective in 2023. Enliven does not currently expect that the IRA will have a material impact on its income tax liability. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect Enliven’s effective tax rate and its operating results.

Enliven’s ability to utilize its net operating loss carryforwards and certain other tax attributes to offset future taxable income or taxes may be limited.

Enliven’s federal NOL carryforwards may be unavailable to offset future taxable income because of restrictions under U.S. tax law. Under the TJCA as amended by the CARES Act, Enliven’s federal NOL carryforwards generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but for taxable years beginning after December 31, 2020, the deductibility of such federal NOL carryforwards is limited to 80%

of Enliven’s current year taxable income. It is uncertain if and to what extent limitations under state law may differ. As of December 31, 2021, Enliven had federal NOL carryforwards of approximately $31.8 million, which have no expiration for U.S. federal tax purposes. As of December 31, 2021, Enliven had California NOL carryforwards of approximately $32.3 million, which will begin to expire in 2039 for California tax purposes.

In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a cumulative change in the corporation’s ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOL carryforwards and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. Enliven may have experienced such ownership changes in the past, and it may experience ownership changes in the future as a result of the Merger and the Enliven pre-closing financing or subsequent shifts in its stock ownership, some of which are outside its control. Enliven has not conducted any studies to determine annual limitations, if any, that could result from such changes in ownership. There is also a risk that due to regulatory changes, such as suspensions on the use of NOL carryforwards, or other unforeseen reasons, Enliven’s existing NOL carryforwards could expire or otherwise be unavailable to offset future income tax liabilities. Because Enliven’s ability to utilize its NOL carryforwards and certain other tax attributes could be limited as described above, Enliven may not be able to utilize a material portion of its NOL carryforwards and certain other tax attributes, which could have a material adverse effect on its cash flows and results of operations.

Risks Related to Enliven’s Intellectual Property

Enliven’s success depends on its ability to protect its intellectual property and its proprietary technologies.

Enliven’s commercial success depends in part on its ability to obtain and maintain patent protection and trade secret protection for its product candidates, proprietary technologies and their uses as well as its ability to operate without infringing upon the proprietary rights of others. Enliven generally seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its product candidates, proprietary technologies and their uses that are important to its business. Enliven also seeks to protect its proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that Enliven’s patent applications or the patent applications of its future licensors will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for Enliven’s and its licensors’ proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Enliven’s rights or permit Enliven to gain or keep any competitive advantage. These uncertainties and/or limitations in Enliven’s ability to properly protect the intellectual property rights relating to its product candidates could have a material adverse effect on its financial condition and results of operations.

Enliven cannot be certain that the claims in its United States pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or those of its future licensors, will be considered patentable by the United States Patent and Trademark Office (USPTO), courts in the United States or by the patent offices and courts in foreign countries, nor can it be certain that the claims in its future issued patents will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Enliven or any of its potential future collaborators will be successful in protecting its product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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Enliven’s competitors, many of whom have substantially greater resources than it does and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate Enliven’s ability to make, use and sell its potential product candidates;

•

there may be significant pressure on the United States government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and Enliven and any future licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that Enliven or any future licensors will fail to identify patentable aspects of Enliven’s research and development output before it is too late to obtain patent protection.

Enliven cannot be certain that it is the first to invent the inventions covered by pending patent applications and, if it is not, it may be subject to priority or entitlement disputes. Enliven may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which Enliven is not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which Enliven is aware, but which it does not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Since patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, Enliven cannot be certain that it was in the past or will be in the future the first to file any patent application related to its product candidates. For example, some patent applications in the United States may be maintained in secrecy until the patents are issued. Further, publications in the scientific literature often lag behind actual discoveries. Enliven may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in the public domain. In some cases, the work of certain academic researchers in the cancer therapeutics field has entered the public domain, which may preclude Enliven’s ability to obtain patent protection for certain inventions relating to such work. Consequently, Enliven cannot be certain that others have not filed patent applications for technology covered by owned and any future in-licensed issued patents of Enliven or Enliven’s pending applications, or that Enliven or, if applicable, a licensor were the first to invent or first to file an application for the technology. In addition, although Enliven enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of its research and development output, such as its employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing Enliven’s ability to seek patent protection.

It is possible that defects of form in the preparation or filing of Enliven’s patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If there are material defects in the form, preparation, prosecution, or enforcement of Enliven’s patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair Enliven’s ability to prevent competition from third parties, which may have an adverse impact on its business.

In addition to the protection provided by Enliven’s patent estate, Enliven relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not amenable to patent protection. Although Enliven generally requires all of its employees to assign their inventions to Enliven, and all of its employees, consultants, advisors and any third parties who have access to its proprietary know-how, information, or technology to enter into confidentiality agreements, Enliven cannot provide any assurances that all such agreements have been duly executed, or that Enliven’s trade secrets and other confidential proprietary information will not be disclosed. In addition, while Enliven has undertaken reasonable efforts to ensure such agreements are enforceable and that employees and third parties comply with their obligations thereunder, these agreements may be found insufficient by a court of law or may be breached, or Enliven may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of its trade secrets and other intellectual property, including to its competitors, which could cause it to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to Enliven’s current and future intellectual property. Moreover, Enliven’s competitors may independently develop knowledge, methods and know-how equivalent to Enliven’s trade secrets. Competitors could purchase Enliven’s products, if approved, and replicate some or all of the competitive advantages Enliven derives from its development efforts for technologies on which it does not have patent protection. If any of Enliven’s trade secrets were to be lawfully obtained or independently developed by a competitor, Enliven would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with Enliven. If any of Enliven’s trade secrets were to be disclosed to or independently developed by a competitor, Enliven’s competitive position would be harmed. Enforcing a claim that a third-party entity illegally obtained and is using any of Enliven’s trade secrets is expensive and time-consuming, and the outcome is unpredictable, and Enliven may not be able to obtain adequate remedies for such breaches.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Enliven’s intellectual property may not provide it with sufficient rights to exclude others from commercializing products similar or identical to its.

If the scope of any patent protection Enliven obtains is not sufficiently broad, or if Enliven loses any of its patent protection, Enliven’s ability to prevent its competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of Enliven’s patent rights are highly uncertain. Enliven’s pending and future patent applications and those of its future licensors may not result in patents being issued which protect Enliven’s product candidates or which effectively prevent others from commercializing competitive product candidates. In fact, patent applications may not issue as patents at all.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications Enliven owns or in-licenses in the future issue as patents, they may not issue in a form that will provide Enliven with any meaningful protection, prevent competitors or other third parties from competing with it, or otherwise provide it with any competitive advantage. Any patents that Enliven owns or in-licenses may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, Enliven does not know whether its product candidates will be protectable or remain protected by valid and enforceable patents. Enliven’s competitors or other third parties may be able to circumvent Enliven’s patents or the patents of its future licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect Enliven’s business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Enliven’s patents or the patents of its future licensors may be challenged in the courts or patent offices in the United States and abroad. Enliven may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review (PGR) and inter partes review (IPR), or other similar proceedings challenging Enliven’s owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, Enliven’s patent rights, allow third parties to commercialize Enliven’s product candidates and compete directly with us, without payment to us, or result in Enliven’s inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, Enliven’s patents or the patents of its future licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge Enliven’s priority of invention or other features of patentability with respect to Enliven’s patents and patent applications and those of Enliven’s future licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit Enliven’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its product candidates. Such proceedings also may result in substantial cost and require significant time from Enliven’s scientists and management, even if the eventual outcome is favorable to Enliven. In addition, if the breadth or strength of protection provided by Enliven’s patents and patent applications or the patents and patent applications of Enliven’s future licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with Enliven to license, develop or commercialize current or future product candidates. Any of the foregoing could have a material adverse effect on Enliven’s business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to Enliven’s competitive advantage.

The degree of future protection afforded by Enliven’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Enliven’s business or permit it to maintain its competitive advantage. For example:

•	others may be able to develop products that are similar to Enliven’s product candidates but that are not covered by the claims of the patents that Enliven owns or licenses;

•	Enliven or its future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that Enliven owns or licenses;

•	Enliven or its future licensors or collaborators might not have been the first to file patent applications covering certain of Enliven’s inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Enliven’s technologies without infringing Enliven’s intellectual property rights;

•	it is possible that the pending patent applications Enliven owns or licenses will not lead to issued patents;

•	issued patents that Enliven owns or licenses may be held invalid or unenforceable, as a result of legal challenges by its competitors;

•

Enliven’s competitors might conduct research and development activities in countries where Enliven does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Enliven’s major commercial markets;

•	Enliven may not develop additional proprietary technologies that are patentable;

•

Enliven or its licensors may fail to meet obligations to the U.S. government with respect to any future in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	Enliven may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of its programs;

•	Enliven may not successfully commercialize the product candidates, if approved, before its relevant patents expire;

•	the patents of others or pending or future applications of others may have an adverse effect on Enliven’s business; and

•	Enliven may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm Enliven’s business, results of operations and prospects.

Enliven’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that Enliven infringes their proprietary rights may result in liability for damages or prevent or delay Enliven’s developmental and commercialization efforts.

Enliven’s commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, Enliven’s research, development and commercialization activities may be subject to claims that Enliven infringes or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit Enliven’s ability to make, use, sell, offer for sale or import its product candidates and products that may be approved in the future, or impair its competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party United States and foreign issued patents and pending patent applications exist in the fields in which Enliven is developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Enliven’s product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that Enliven’s product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, Enliven may be unaware of third-party patents that may be infringed by commercialization of any of its product candidates, and Enliven cannot be certain that it was the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that Enliven’s product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to Enliven’s technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which Enliven is aware, but which it does not believe is relevant to its business, which may, nonetheless, ultimately be found to limit its ability to make, use, sell, offer for sale or import its products that may be approved in the future, or impair its competitive position. In addition, third parties may obtain patents in the future and claim that use of Enliven’s technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of Enliven’s technical personnel and management;

•	cause development delays;

•	prevent Enliven from commercializing any of its product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require Enliven to develop non-infringing technology, which may not be possible on a cost-effective basis;

•	subject Enliven to significant liability to third parties; or

•

require Enliven to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in Enliven’s competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against Enliven as of the date of this prospectus, others may hold proprietary rights that could prevent Enliven’s product candidates from being marketed. It is possible that a third party may assert a claim of patent infringement directed at any of Enliven’s product candidates. Any patent-related legal action against Enliven claiming damages and seeking to enjoin commercial activities relating to Enliven’s product candidates, treatment indications, or processes could subject Enliven to significant liability for damages, including treble damages if Enliven was determined to willfully infringe, and require Enliven to obtain a license to manufacture or market its product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Enliven’s business. Enliven cannot predict whether it would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if Enliven or its future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in Enliven’s competitors gaining access to the same intellectual property. In addition, Enliven cannot be certain that it could redesign its product candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent Enliven from developing and commercializing its product candidates, which could harm its business, financial condition and results of operations. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit Enliven from marketing or otherwise commercializing Enliven’s product candidates and technology.

Parties making claims against Enliven may be able to sustain the costs of complex patent litigation more effectively than Enliven can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of Enliven’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Enliven’s ability to raise additional funds or otherwise have a material adverse effect on its business, results of operations, financial condition and prospects.

Because Enliven’s development programs may in the future require the use of proprietary rights held by third parties, the growth of Enliven’s business may depend in part on its ability to acquire, in-license, or use these third-party proprietary rights.

Because Enliven’s development programs may in the future require the use of proprietary rights held by third parties, the growth of its business may depend in part on its ability to acquire, in-license, or use these third-party proprietary rights. Enliven may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that it identifies as necessary for development and commercialization of its product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Enliven may consider attractive or necessary. These established companies may have a competitive advantage over Enliven due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Enliven to be a competitor may be unwilling to assign or license rights to Enliven. Enliven also may be unable to license or acquire third-party intellectual property rights on terms that would allow Enliven to make an appropriate return on its investment or at all. If Enliven is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights it has, it may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Enliven may be involved in lawsuits to protect or enforce its patents or its future licensors’ patents, which could be expensive, time consuming and unsuccessful. Further, Enliven’s issued patents or its future licensors’ patents could be found invalid or unenforceable if challenged in court.

Competitors may infringe Enliven’s intellectual property rights. To prevent infringement or unauthorized use, Enliven may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent Enliven owns or in-licenses is not valid, is unenforceable and/or is not infringed. If Enliven or any of its potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of Enliven’s product candidates, the defendant could counterclaim that Enliven’s patent or the patent of its future licensors is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and/or unenforceability is unpredictable. With respect to the validity question, for example, Enliven cannot be certain that there is no invalidating prior art, of which Enliven, its future licensors, and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which Enliven is aware, but which it does not believe affects the validity or enforceability of a claim in its patents and patent applications or the patents and patent applications of its future licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third party were to prevail on a legal assertion of invalidity or unenforceability, Enliven would lose at least part, and perhaps all, of the patent protection on its technology or platform, or any product candidates that it may develop. Such a loss of patent protection would have a material adverse impact on Enliven’s business, financial condition, results of operations and prospects.

In addition, if the breadth or strength of protection provided by Enliven’s patents and patent applications or the patents and patent applications of its future licensors is threatened, it could dissuade companies from collaborating with Enliven to license, develop or commercialize current or future product candidates.

Even if resolved in Enliven’s favor, litigation or other legal proceedings relating to Enliven’s intellectual property rights may cause it to incur significant expenses and could distract its technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase Enliven’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Enliven may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Enliven’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Enliven can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise Enliven’s ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Enliven’s intellectual property rights, there is a risk that some of Enliven’s confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give Enliven the right to practice the patented invention. Third parties may have blocking patents that could prevent Enliven from marketing its own patented product and practicing its own patented technology.

Intellectual property litigation may lead to unfavorable publicity that harms Enliven’s reputation and causes the market price of its common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of Enliven’s existing product candidates, approved products, programs or intellectual property could be diminished. Accordingly, the market price of shares of Enliven’s common stock may decline. Such announcements could also harm Enliven’s reputation or the market for its future products, which could have a material adverse effect on its business.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Enliven’s patent applications or those of its future licensors and the enforcement or defense of its issued patents or those of its future licensors.

On September 16, 2011, the Leahy-Smith America Invents Act (the Leahy-Smith Act), was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before Enliven could therefore be awarded a patent covering an invention of Enliven even if it had made the invention before it was made by such third party. This will require Enliven to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, Enliven’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between its technology and the prior art allow its technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Enliven may not be certain that it or its future licensors are the first to either (1) file any patent application related to Enliven’s product candidates or (2) invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Enliven’s patent rights, which could adversely affect Enliven’s competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a

USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Enliven’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Enliven’s patent applications or those of its future licensors and the enforcement or defense of Enliven’s issued patents or those of its future licensors, all of which could have a material adverse effect on Enliven’s business, financial condition, results of operations and prospects.

Changes in United States patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing Enliven’s ability to protect its product candidates.

As is the case with other pharmaceutical companies, Enliven’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of Enliven’s intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Enliven cannot predict the breadth of claims that may be allowed or enforced in its patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to Enliven.

For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Enliven’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken Enliven’s ability to obtain new patents or to enforce its existing patent and the patents it might obtain or license in the future.

Enliven may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Enliven may also be subject to claims that former employees or other third parties have an ownership interest in its patents or other intellectual property. Enliven may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing its product candidates. Although it is Enliven’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Enliven, Enliven may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Enliven regards as its own, and Enliven cannot be certain that its agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which Enliven may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If Enliven fails in defending any such claims, in addition to paying monetary damages, Enliven may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on Enliven’s business. Even if Enliven is successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect Enliven’s competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Enliven’s product candidates are obtained, once the patent life has expired, Enliven may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Enliven’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Enliven’s.

If Enliven does not obtain patent term extension for its product candidates, its business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of Enliven’s product candidates, one or more of Enliven’s United States patents or those of its future licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act). The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of Enliven’s product candidates. However, Enliven may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Enliven requests. If Enliven is unable to obtain patent term extension or restoration or the term of any such extension is less than it requests, its competitors may obtain approval of competing products following Enliven’s patent expiration, and Enliven’s revenue could be reduced, possibly materially. Further, if this occurs, Enliven’s competitors may take advantage of Enliven’s investment in development and trials by referencing Enliven’s clinical and preclinical data and launch their product earlier than might otherwise be the case.

Enliven may not be able to protect its intellectual property rights throughout the world.

Although Enliven has pending patent applications in the United States and will have pending patent applications in other countries in the future, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and Enliven’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Enliven may not be able to prevent third parties from practicing its inventions in all countries outside the United States or from selling or importing products made using Enliven’s inventions in and into the United States or other jurisdictions. Competitors may use Enliven’s technologies in jurisdictions where Enliven has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Enliven has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Enliven’s product candidates, and Enliven’s patents, the patents of its future licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Enliven to stop the infringement of its patents or its future licensors’ patents or marketing of competing products in violation of its proprietary rights. Proceedings to enforce Enliven’s patent rights in foreign jurisdictions could result in substantial costs and divert Enliven’s efforts and attention from other aspects of its business, could put its patents or the patents of its future licensors at risk of being invalidated or interpreted narrowly and its patent applications or the patent applications of its future licensors at risk of not issuing and could provoke third parties to assert claims against us. Enliven may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Enliven’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Enliven is forced to grant a license to third parties with respect to any patents relevant to Enliven’s business, Enliven’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining Enliven’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and Enliven’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of Enliven’s patents and/or applications and those of its future licensors. Enliven has systems in place to remind it to pay these fees, and it relies on its outside patent annuity service to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Enliven employs reputable law firms and other professionals to help it comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on Enliven’s business.

If Enliven’s trademarks and trade names are not adequately protected, then Enliven may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Enliven intends to use trademarks or trade names to brand and market itself and its products. Enliven’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Enliven may not be able to protect its rights to these trademarks and trade names, which it needs to build name recognition among potential partners or customers in its markets of interest. Enliven has not registered any of its trademarks, which could adversely affect its ability to defend its trademark rights. At times, competitors may adopt trade names or trademarks similar to Enliven’s, thereby impeding Enliven’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that incorporate variations of Enliven’s trademarks or trade names. Over the long term, if Enliven is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively, and its business may be adversely affected. Enliven’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its financial condition or results of operations.

Enliven may be subject to claims that it or its employees have wrongfully used or disclosed alleged confidential information or trade secrets.

Enliven has entered into and may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, and other third parties. Enliven may become subject to litigation where a third party asserts that Enliven or its employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from Enliven’s business. Enliven cannot predict whether it would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit Enliven from marketing or otherwise commercializing its product candidates and technology. Failure to defend against any such claim could subject Enliven to significant liability for monetary damages or prevent or delay its developmental and commercialization efforts, which could adversely affect Enliven’s business. Even if Enliven is successful in defending against these claims, litigation could result in substantial costs and be a distraction to Enliven’s management team and other employees.

Parties making claims against Enliven may be able to sustain the costs of complex intellectual property litigation more effectively than Enliven can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Enliven’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Enliven’s ability to raise additional funds or otherwise have a material adverse effect on Enliven’s business, operating results, financial condition and prospects.

Enliven may be subject to claims that it has wrongfully hired an employee from a competitor or that Enliven or its employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the pharmaceutical industry, in addition to Enliven’s employees, Enliven engages the services of consultants to assist it in the development of its product candidates. Many of these consultants, and many of Enliven’s employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including Enliven’s competitors or potential competitors. Enliven may become subject to claims that Enliven, Enliven’s employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If Enliven fails in defending any such claims, in addition to paying monetary damages, Enliven may lose valuable intellectual property rights or personnel, which could adversely affect its business. Even if Enliven is successful in defending against these claims, litigation could result in substantial costs and be a distraction to Enliven’s management team and other employees.

Enliven’s rights to develop and commercialize its technology and product candidates may be subject, in part, to the terms and conditions of licenses granted to it by others.

Enliven may enter into license agreements in the future with others to advance its existing or future research or allow commercialization of its existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which Enliven may wish to develop or commercialize its technology and products in the future.

In addition, subject to the terms of any such license agreements, Enliven may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that Enliven licenses from third parties. In such an event, Enliven cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of its business. If Enliven’s future licensors fail to prosecute, maintain, enforce, and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights Enliven has licensed may be reduced or eliminated, and Enliven’s right to develop and commercialize any of its future product candidates that are subject of such licensed rights could be adversely affected.

Enliven’s future licensors may rely on third-party consultants or collaborators or on funds from third parties such that Enliven’s future licensors are not the sole and exclusive owners of the patents it in-licenses. If other third parties have ownership rights to Enliven’s future in-licensed patents, they may be able to license such patents to Enliven’s competitors, and Enliven’s competitors could market competing products and technology. This could have a material adverse effect on Enliven’s competitive position, business, financial conditions, results of operations, and prospects.

It is possible that Enliven may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if Enliven is able to obtain a license, it may be non-exclusive, thereby giving Enliven’s competitors access to the same technologies licensed to Enliven. In that event, Enliven may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Enliven is unable to do so, it may be unable to develop or commercialize the affected product candidates, which could harm Enliven’s business, financial condition, results of operations, and prospects significantly. Enliven cannot provide any assurances that third-party patents do not exist which might be enforced against Enliven’s current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting Enliven’s manufacture or future sales, or, with respect to its future sales, an obligation on Enliven’s part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If Enliven fails to comply with its obligations in the agreements under which it licenses intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its future licensors, Enliven could lose license rights that are important to its business.

Disputes may arise between Enliven and its future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Enliven’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	Enliven’s right to sublicense patents and other rights to third parties;

•	Enliven’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	Enliven’s right to transfer or assign the license;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Enliven’s future licensors and Enliven and its partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which Enliven licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Enliven believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Enliven believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Enliven’s business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that Enliven licenses in the future prevent or impair Enliven’s ability to maintain its licensing arrangements on commercially acceptable terms, Enliven may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on its business, financial conditions, results of operations, and prospects.

Despite Enliven’s best efforts, its future licensors might conclude that Enliven materially breached its license agreements and might therefore terminate the license agreements, thereby removing Enliven’s ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to Enliven’s. This could have a material adverse effect on Enliven’s competitive position, business, financial conditions, results of operations, and prospects.

The patent protection and patent prosecution for some of Enliven’s product candidates may be dependent on third parties.

While Enliven normally seeks to obtain the right to control prosecution, maintenance and enforcement of the patents relating to its product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to Enliven’s product candidates are controlled by its future licensors or collaboration partners. If any of Enliven’s future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of Enliven’s business, including by payment of all applicable fees for patents covering Enliven’s product candidates, Enliven could lose its rights to the intellectual property or its exclusivity with respect to those rights, Enliven’s ability to develop and commercialize those product candidates may be adversely affected and Enliven may not be able to prevent competitors from making, using and selling competing products. In addition, even where Enliven has the right to control patent prosecution of patents and patent applications it has licensed to and from third parties, Enliven may still be adversely affected or prejudiced by actions or inactions of its licensees, its future licensors and their counsel that took place prior to the date upon which Enliven assumed control over patent prosecution.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for United States-based companies. Compliance with such regulations may limit Enliven’s exclusive rights and limit its ability to contract with non-United States manufacturers.

Although Enliven does not currently own issued patents or pending patent applications that have been generated through the use of United States government funding, it may acquire or license in the future intellectual property rights that have been generated through the use of United States government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the United States government has certain rights in inventions developed with government funding. These United States government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the United States government has the right, under certain limited circumstances, to require Enliven to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations, also referred to as march-in rights. If the United States government exercised its march-in rights in Enliven’s future intellectual property rights that are generated through the use of United States government funding or grants, Enliven could be forced to license or sublicense intellectual property developed by Enliven or that it licenses on terms unfavorable to Enliven, and there can be no assurance that it would receive compensation from the United States government for the exercise of such rights. The United States government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits.

Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require Enliven to expend substantial resources. In addition, the United States government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for United States industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for United States industry may limit Enliven’s ability to contract with non-United States product manufacturers for products covered by such intellectual property.

Risks Related to Enliven’s Dependence on Third Parties

Enliven relies on third parties to conduct preclinical studies and clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

Enliven currently utilizes and depends upon and plans to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract manufacturing organizations (CMOs), and strategic partners to conduct and support its preclinical studies and clinical trials under agreements with Enliven. For example, Enliven uses Pharmaron to conduct preclinical studies and clinical trials and provide Enliven with API. Pharmaron has previously experienced delays as a result of COVID-19 which resulted in a minor delay in Enliven’s preclinical studies. Since Pharmaron is located in China, Enliven is exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. For example, a trade war could lead to tariffs on the API Enliven obtains from Pharmaron. Any of these matters could materially and adversely affect Enliven’s business and results of operations. Further, Enliven may be exposed to fluctuations in the value of the local currency in China. Future appreciation of the local currency could increase Enliven’s costs.

In the future, Enliven may also rely on third parties for the manufacture of any companion diagnostics it may develop. These third parties have had and will continue to have a significant role in the conduct of Enliven’s preclinical studies and clinical trials and the subsequent collection and analysis of data. For example, Enliven’s academic and industrial partners contribute highly enabling technologies and services that include cell proliferation assays, cell-based resistance screens, and ex vivo testing on primary patient samples.

Enliven’s third parties are not its employees, and except for remedies available to Enliven under its agreements with such third parties, Enliven has limited ability to control the amount or timing of resources that any such third party will devote to its preclinical studies or clinical trials. The third parties Enliven relies on for these services may also have relationships with other entities, some of which may be Enliven’s competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on Enliven’s behalf. Some of these third parties may terminate their engagements with Enliven at any time. Enliven also expects to have to negotiate budgets and contracts with CROs, clinical trial sites and CMOs and Enliven may not be able to do so on favorable terms, which may result in delays to Enliven’s development timelines and increased costs. If Enliven needs to enter into alternative arrangements with, or replace or add any third parties, it would involve substantial cost and require extensive management time and focus, or involve a transition period, and may delay Enliven’s drug development activities, as well as materially impact Enliven’s ability to meet its desired clinical development timelines.

Enliven’s heavy reliance on these third parties for such drug development activities will reduce its control over these activities. As a result, Enliven will have less direct control over the conduct, timing and completion of preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if Enliven were relying entirely upon its own staff. Nevertheless, Enliven is responsible for ensuring that each of its studies and trials is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and Enliven’s reliance on third parties does not relieve it of its regulatory responsibilities. For example, Enliven will remain responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires Enliven to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are reliable and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires Enliven to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If Enliven or any of its CROs fail to comply with applicable GCP requirements, the clinical data generated in Enliven’s clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require Enliven to perform additional clinical trials before approving its marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Enliven’s clinical trials substantially comply with GCP regulations. In addition, Enliven’s clinical trials must be conducted with product produced under current cGMP regulations and will require a large number of test patients. Enliven’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients, may require Enliven to repeat clinical trials, which would delay the regulatory approval process. Moreover, Enliven’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct Enliven’s clinical trials in accordance with regulatory requirements or Enliven’s stated protocols, or if these third parties need to be replaced, Enliven will not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates and will not be able to, or may be delayed in its efforts to, successfully commercialize its product candidates. As a result, Enliven’s financial results and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.

Enliven contracts with third parties for the manufacture of its product candidates for preclinical studies and clinical trials and expects to do so ultimately for commercialization, and the loss of these third parties or their inability to supply Enliven with sufficient quality and quantities of its product candidates or such quantities at an acceptable cost could delay, prevent or impair Enliven’s development or commercialization efforts.

Enliven does not currently have the infrastructure or internal capability to manufacture supplies of its product candidates for use in development and commercialization. Enliven relies, and expects to continue to rely, on third-party manufacturers for the production of its product candidates for preclinical studies and clinical trials under the guidance of members of the Enliven organization. Any supply interruption in limited or sole sourced materials could materially harm Enliven’s ability to manufacture its product candidates until a new source of supply, if any, could be identified and qualified. Enliven may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. To date, Enliven has obtained API and drug product for its product candidates from certain as single-source CMOs. Any performance failures by such CMOs could materially harm Enliven’s business. Enliven does not have long-term supply agreements, and Enliven purchases its required drug product on a purchase order basis, which means that aside from any binding purchase orders Enliven has from time to time, Enliven’s supplier could cease supplying to Enliven or change the terms on which it is willing to continue supplying to Enliven at any time. If Enliven were to experience an unexpected loss of supply of any of its product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, Enliven could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing preclinical studies or clinical trials.

Enliven expects to continue to rely on third-party manufacturers for the commercial supply of any of its product candidates for which it obtains marketing approval. Enliven may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if Enliven is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•

the failure of the third party to manufacture Enliven’s product candidates according to Enliven’s schedule and specifications, or at all, including if Enliven’s third-party contractors give greater priority to the supply of other products over Enliven’s product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between Enliven and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising or prices or renegotiation of terms;

•	the termination or nonrenewal of arrangements or agreements by Enliven’s third-party contractors at a time that is costly or inconvenient for Enliven;

•	the breach by the third-party contractors of Enliven’s agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements, including cGMPs;

•	the breach by the third-party contractors of Enliven’s agreements with them;

•	the failure of the third party to manufacture Enliven’s product candidates according to Enliven’s specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

•

clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of Enliven’s proprietary information, including Enliven’s trade secrets and know-how.

Enliven does not have complete control over all aspects of the manufacturing process of its contract manufacturing partners and is dependent on these contract manufacturing partners for compliance with cGMP regulations for manufacturing both active pharmaceutical ingredients (API) and finished drug products. To date, Enliven has obtained API and drug product for its product candidates from single- source third party CMOs. Enliven is in the process of developing its supply chain for each of its product candidates and intends to put in place framework agreements under which third-party CMOs will generally provide it with necessary quantities of API and drug product on a project-by-project basis based on Enliven’s development needs. As Enliven advances its product candidates through development, it will consider its lack of redundant supply for the API and drug product for each of its product candidates to protect against any potential supply disruptions. However, Enliven may be unsuccessful in putting in place such framework agreements or protecting against potential supply disruptions.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If Enliven’s CMOs cannot successfully manufacture material that conforms to Enliven’s specifications and the strict regulatory requirements of the FDA, EMA or comparable regulatory authorities, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, Enliven does not have control over the ability of its CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of Enliven’s product candidates or if it withdraws any such approval in the future, Enliven will need to find alternative manufacturing facilities, and those new facilities would need to be inspected and approved by FDA, EMA or comparable regulatory authority prior to commencing manufacturing, which would significantly impact Enliven’s ability to develop, obtain marketing approval for or market its product candidates, if approved. Enliven’s failure, or the failure of its third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Enliven, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Enliven’s product candidates or drugs and harm Enliven’s business and results of operations.

Enliven’s current and anticipated future dependence upon others for the manufacture of its product candidates may adversely affect its future profit margins and its ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

Enliven’s manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of Enliven’s clinical programs and suspension or withdrawal of any regulatory approvals.

In order to commercially produce its products, if approved, either at a third party’s facility or in any facility of Enliven, Enliven will need to comply with the FDA’s cGMP regulations and guidelines. Enliven may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. Enliven is subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill- finish, packaging, or storage of Enliven’s precision medicines as a result of a failure of Enliven’s facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair Enliven’s ability to develop and commercialize its product candidates, including leading to significant delays in the availability of Enliven’s precision medicines for its clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for Enliven’s product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for Enliven’s product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage Enliven’s reputation and its business.

If Enliven’s third-party manufacturers use hazardous materials in a manner that causes injury or violates applicable law, Enliven may be liable for damages.

Enliven’s research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by its third-party manufacturers. Enliven’s manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although Enliven believes that its manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, Enliven cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Enliven may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt Enliven’s business operations. In the event of an accident, Enliven could be held liable for damages or penalized with fines, and the liability could exceed Enliven’s resources. Enliven does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair Enliven’s research, development and production efforts, which could harm its business, prospects, financial condition or results of operations.

If Enliven engages in future acquisitions or strategic partnerships, this may increase its capital requirements, dilute its stockholders, cause it to incur debt or assume contingent liabilities, and subject it to other risks.

From time to time, Enliven evaluates various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, product candidates, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of Enliven’s equity securities;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of Enliven’s management’s attention from Enliven’s existing programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in Enliven’s ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products, product candidates and marketing approvals; and

•

Enliven’s inability to generate revenue from acquired technology and/or products sufficient to meet its objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if Enliven undertakes acquisitions or pursues partnerships in the future, it may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If Enliven decides to establish collaborations but is not able to establish those collaborations on commercially reasonable terms, Enliven may have to alter its development and commercialization plans.

Enliven’s drug development programs and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. Enliven may seek to selectively form collaborations to expand its capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Enliven may also seek strategic collaborations to develop combination therapy strategies for its portfolio products, and/or maximize portfolio value globally through selective co-development and/or commercialization collaborations. Any of these relationships may require Enliven to incur non-recurring and other charges, increase its near- and long- term expenditures, issue securities that dilute its existing stockholders, or disrupt its management and business.

Enliven faces significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether Enliven reaches a definitive agreement for a collaboration depends, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies or clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to Enliven’s ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with Enliven for Enliven’s product candidate. Further, Enliven may not be successful in its efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if Enliven is successful in entering into a collaboration, the terms and conditions of that collaboration may restrict Enliven from entering into future agreements on certain terms with potential collaborators.

If and when Enliven seeks to enter into collaborations, it may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Enliven is unable to do so, it may have to curtail the development of a product candidate, reduce or delay its development program or one or more of its other research programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Enliven elects to increase its expenditures to fund development or commercialization activities on its own, it may need to obtain additional capital, which may not be available to it on acceptable terms or at all. If Enliven does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

Enliven may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, Enliven may not be able to capitalize on the market potential of these product candidates.

If Enliven enters into any collaboration arrangements with any third parties for the development and commercialization of Enliven’s product candidates, Enliven will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of Enliven’s product candidates. Enliven’s ability to generate revenue from these arrangements will depend on its collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving Enliven’s product candidates would pose numerous risks to Enliven, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may deemphasize or not pursue development and commercialization of Enliven’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Enliven’s product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Enliven’s;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of Enliven’s product relative to other products;

•	Enliven may grant exclusive rights to its collaborators that would prevent it from collaborating with others;

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collaborators may not properly obtain, maintain, defend or enforce Enliven’s intellectual property rights or may use Enliven’s proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate Enliven’s proprietary information and intellectual property or expose Enliven to potential litigation or other intellectual property related proceedings;

•

disputes may arise between the collaborators and Enliven that result in the delay or termination of the research, development or commercialization of Enliven’s product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

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collaborators may not provide Enliven with timely and accurate information regarding development progress and activities under the collaboration or may limit Enliven’s ability to share such information, which could adversely impact Enliven’s ability to report progress to its investors and otherwise plan its own development of its product candidates;

•

collaborators may own or co-own intellectual property covering Enliven’s products or product candidates that result from Enliven’s collaborating with them, and in such cases, Enliven would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Enliven’s operating results may fluctuate significantly, which makes Enliven’s future operating results difficult to predict and could cause Enliven’s operating results to fall below expectations or Enliven’s guidance.

Enliven’s quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for Enliven to predict its future operating results. From time to time, Enliven may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of Enliven’s revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in Enliven’s operating results from one period to the next.

In addition, Enliven measures compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by its board of directors, and recognizes the cost as an expense over the employee’s requisite service period. As the variables that Enliven uses as a basis for valuing these awards change over time, the magnitude of the expense that Enliven must recognize may vary significantly.

Furthermore, Enliven’s operating results may fluctuate due to a variety of other factors, many of which are outside of its control and may be difficult to predict, including the following:

•	the timing and cost of, and level of investment in, research and development activities relating to Enliven’s programs, which will change from time to time;

•	Enliven’s ability to enroll patients in clinical trials and the timing of enrollment;

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the cost of manufacturing Enliven’s current product candidates and any future product candidates, which may vary depending on FDA, EMA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of Enliven’s agreements with manufacturers;

•	expenditures that Enliven will or may incur to acquire or develop additional product candidates and technologies or other assets;

•	the timing and outcomes of preclinical studies and clinical trials for ELVN-001, ELVN-002 and any product candidates from Enliven’s research programs, or competing product candidates;

•	the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

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competition from existing and potential future products that compete with ELVN-001, ELVN-002 or any of Enliven’s research programs, and changes in the competitive landscape of Enliven’s industry, including consolidation among Enliven’s competitors or partners;

•	any delays in regulatory review or approval of ELVN-001, ELVN-002 or any of Enliven’s other research programs;

•	the level of demand for any of Enliven’s product candidates, if approved, which may fluctuate significantly and be difficult to predict;

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the risk/benefit profile, cost and reimbursement policies with respect to Enliven’s product candidates, if approved, and existing and potential future products that compete with ELVN-001, ELVN-002 or any of Enliven’s other research programs;

•	Enliven’s ability to commercialize ELVN-001, ELVN-002 or any of Enliven’s research programs, if approved, inside and outside of the United States, either independently or working with third parties;

•	Enliven’s ability to establish and maintain collaborations, licensing or other arrangements;

•	Enliven’s ability to adequately support future growth;

•	potential unforeseen business disruptions that increase Enliven’s costs or expenses;

•	future accounting pronouncements or changes in Enliven’s accounting policies; and

•	the changing and volatile global economic and political environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in Enliven’s quarterly and annual operating results. As a result, comparing Enliven’s operating results on a period-to-period basis may not be meaningful. Investors should not rely on Enliven’s past results as an indication of its future performance. This variability and unpredictability could also result in Enliven’s failing to meet the expectations of industry or financial analysts or investors for any period. If Enliven’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts Enliven may provide to the market, or if the forecasts Enliven provides to the market are below the expectations of analysts or investors, the price of the combined company’s common stock could decline substantially. Such a stock price decline could occur even when Enliven has met any previously publicly stated guidance it may provide.

Enliven has identified a material weakness in its internal control over financial reporting. If Enliven’s remediation of the material weakness is not effective, or if Enliven experiences additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls in the future, Enliven may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Enliven and, as a result, the value of its common stock.

In connection with the audits of Enliven’s financial statements as of December 31, 2019 and 2020 and for the period June 12, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020, Enliven identified a material weakness in its internal controls over financial reporting. The material weakness Enliven identified pertains to its oversight of work being performed for it by third- party service providers as it relates to the valuation of the Series A convertible preferred stock tranche liability as Enliven’s management review control over information produced by a third-party service provider was not sufficiently precise to identify an error.

Enliven has remediated this material weakness as of December 31, 2021 by implementing new policies and procedures to enhance management’s review controls over financial information, hiring its CFO and engaging third-party resources with technical expertise and establishment of clear responsibilities to comply with the new policies and procedures. However, Enliven may in the future discover additional weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. Enliven’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Enliven, and its independent registered public accounting firm, were not required to perform an evaluation of its internal control over financial reporting as of December 31, 2021 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, Enliven cannot assure you that it has identified all, or that it will not in the future have additional, material weaknesses.

General Risk Factors

Enliven’s operations are vulnerable to interruption by flood, fire, earthquakes, power loss, telecommunications failure, terrorist activity, pandemics and other events beyond its control, which could harm its business.

Enliven’s office facilities are located in Colorado. Enliven has not undertaken a systematic analysis of the potential consequences to its business and financial results from a major blizzard, flood, fire, earthquake, power loss, telecommunications failure, terrorist activity, pandemics or other disasters and do not have a recovery plan for such disasters. In addition, Enliven does not carry sufficient insurance to compensate it for actual losses from interruption of its business that may occur, and any losses or damages incurred by it could harm its business. The occurrence of any of these business disruptions could seriously harm Enliven’s operations and financial condition and increase its costs and expenses.

Risks Related to the Combined Company

In determining whether you should approve the issuance of shares of Imara common stock, the change of control resulting from the Merger and other matters related to the Merger, as applicable, you should carefully read the following risk factors in addition to the risks described above.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•

timing and results of INDs, preclinical studies and clinical trials of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	the success of competitive products or announcements by potential competitors of their product development efforts;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	geo-political developments, general market or macroeconomic conditions including inflation and interest rates;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	expiration of market stand-off or lock-up agreements;

•	changes in the structure of healthcare payment systems;

•	announcement of expectation of additional financing efforts;

•	sales of securities by the combined company or its securityholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations and continued development of its product candidates;

•	trading volume of the combined company’s common stock;

•	publicity or announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic;

•	the introduction of technological innovations or new product candidates that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, macroeconomic conditions, a recession, depression or other sustained adverse market event resulting from the spread of COVID-19 or otherwise could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results and financial condition.

Following the Merger, the combined company may be unable to integrate successfully and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected.

Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Imara and Enliven in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, Imara and Enliven have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

The combined company will need substantial additional funding before it can complete the development of its product candidates. If the combined company is unable to obtain such additional capital on favorable terms, on a timely basis or at all, it would be forced to delay, reduce or eliminate its product development and clinical programs and may not have the capital required to otherwise operate its business.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. The combined company has not generated any revenues from the commercial sale of products and will not be able to generate any product revenues until, and only if, the combined company receives approval to sell its product candidates from the FDA or other regulatory authorities. The cash expected from both Imara and Enliven at closing, including the net proceeds of the Enliven pre-closing financing, are expected to fund operations into early 2026. However, as the combined company has not generated any revenue from commercial sales to date and does not expect to generate any revenue for several years, if ever, the combined company will need to raise substantial additional capital in order to fund its general corporate activities and to fund its research and development, including its currently planned clinical trials and plans for new clinical trials and product development.

The combined company may seek to raise additional funds through various potential sources, such as equity and debt financings, or through strategic collaborations and license agreements. The combined company can give no assurances that it will be able to secure such additional sources of funds to support its operations or, if such funds are available, that such additional financing will be sufficient to meet its needs. Moreover, to the extent that the combined company raises additional funds by issuing equity securities, its stockholders may experience additional significant dilution and new investors could gain rights, preferences and privileges senior to the holders of common stock. Debt financing, if available, may involve restrictive covenants. To the extent that the combined company raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to its technologies or product candidates, or grant licenses on terms that may not be favorable.

Given the combined company’s capital constraints, it will need to prioritize spending on its clinical and preclinical programs. If the combined company is unable to raise sufficient funds to support its current and planned operations, it may elect to discontinue certain of its ongoing activities or programs. The combined company’s inability to raise additional funds could also prevent it from taking advantage of opportunities to pursue promising new or existing programs in the future.

The combined company’s forecasts regarding its beliefs in the sufficiency of its financial resources to support its current and planned operations are forward-looking statements and involve significant risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. These estimates are based on assumptions that may prove to be wrong, and the combined company could utilize its available capital resources sooner than currently expected.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Enliven did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The combined company’s management team will consist of the executive officers of Enliven prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as an emerging growth company, the combined company may take advantage of exemptions from various requirements such as an exemption from the requirement to have the combined company’s independent auditors attest to the combined company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 as well as an exemption from the “say on pay” voting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After the combined company no longer qualifies as an emerging growth company, the combined company may still qualify as a “smaller reporting company” which may allow the combined company to take advantage of some of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements. Even after the combined company no longer qualifies as an emerging growth company, it expects to still qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

The unaudited pro forma condensed combined financial data for Imara and Enliven included in this proxy statement/prospectus is preliminary, and the combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Imara and Enliven included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The unaudited pro forma financial statements have been derived from the historical financial statements of Imara and Enliven and adjustments and assumptions have been made regarding the combined company after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the transactions or that have been incurred since the date of such unaudited pro forma financial statements. The assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition following the transaction. For example, the exchange ratio reflected in this proxy statement/prospectus is preliminary. The final exchange ratio could differ materially from the preliminary exchange ratio used to prepare the pro forma adjustments. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 384.

Provisions that will be in the combined company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the combined company, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its management.

Provisions that will be included in the combined company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors will be responsible for appointing the members of the combined company’s management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions:

•	continue the use of a classified board of directors such that not all members of the combined company board of directors are elected at one time;

•	allow the authorized number of the combined company’s directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from the combined company’s board of directors;

•	provide for advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and for nominations to the combined company’s board of directors;

•	limit who may call stockholder meetings;

•	prohibit actions by the combined company’s stockholders by written consent;

•	require that stockholder actions be effected at a duly called stockholders meeting;

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authorize the combined company’s board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the combined company’s board of directors; and

•

require the approval of the holders of at least 75 percent of the votes that all combined company stockholders would be entitled to cast to amend or repeal certain provisions of the combined company’s certificate of incorporation or for the combined company’s stockholders to amend the combined company’s bylaws.

Moreover, because the combined company is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which generally prohibits a person who, together with their affiliates and associates, owns 15% or more of the company’s outstanding voting stock from, among other things, merging or combining with the company for a period of three years after the date of the transaction in which the person acquired ownership of 15% or more of the company’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty owed by any director, officer, other employee or stockholder of the combined company, any action asserting a claim against it arising pursuant to any provisions of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees or stockholders, which may discourage such lawsuits against the combined company and its directors, officers and other employees and stockholders. Alternatively, if a court were to find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

The combined company’s ability to utilize its net operating loss carryforwards and tax credit carryforwards may be subject to limitations.

The combined company’s ability to use its federal and state NOLs to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon the combined company’s generation of future taxable income, and Imara and Enliven cannot predict with certainty when, or whether, the combined company will generate sufficient taxable income to use all of its NOLs.

Under Section 382 and Section 383 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change,” its ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. A Section 382 “ownership change” is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. Imara may have experienced such ownership changes in the past, including as a result of its public offering of shares of common stock in July 2021, and the Merger, if completed, will result in an ownership change. Imara may experience additional ownership changes in the future due to subsequent shifts in its stock ownership (some of which are outside of its control). Enliven may have experienced ownership changes in the past, may experience an ownership change as a result of the Merger and the Enliven pre-closing financing, and may experience ownership changes in the future due to subsequent shifts in the combined company’s stock ownership (some of which are outside of its control). Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Enliven’s, Imara’s or the combined company’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. Similar provisions of state tax law may also apply to limit the combined company’s use of accumulated state tax attributes. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, the combined company’s existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

Changes in tax laws or in their implementation may adversely affect the combined company’s business and financial condition.

Changes in tax law may adversely affect the combined company’s business or financial condition. On December 22, 2017, the U.S. government enacted the TCJA, which significantly reformed the Code. The TCJA, as amended by the CARES Act, among other things, contained significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for NOLs to 80% of current year taxable income and the elimination of NOL carrybacks, in each case, for NOLs arising in taxable years beginning after December 31, 2017 (though any such NOLs may be carried forward indefinitely and such NOLs arising in taxable years beginning before January 1, 2021 are generally eligible to be carried back up to five years), the imposition of a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, the elimination of U.S. tax on foreign earnings (subject to certain important exceptions), the allowance of immediate deductions for certain new investments instead of deductions for depreciation expense over time, and the modification or repeal of many business deductions and credits.

In addition to the CARES Act, as part of Congress’ response to the COVID-19 pandemic, economic relief legislation has been enacted in 2020 and 2021 containing tax provisions. In addition, the IRA was signed into law in August 2022. The IRA introduced new tax provisions, including a 1% excise tax imposed on certain stock repurchases by publicly traded companies. In the absence of regulatory guidance, the 1% excise tax generally applies to certain acquisitions of stock by the publicly traded company (or certain of its affiliates) from a stockholder of the company in exchange for money or other property (other than stock of the company itself), subject to a de minimis exception. Thus, the excise tax could apply to certain transactions that are not traditional stock repurchases. Regulatory guidance under the TCJA and such additional legislation, is and continues to be forthcoming, and such guidance could ultimately increase or lessen the impact of these laws on the combined company’s business and financial condition. In addition, it is uncertain if and to what extent various states will conform to the TCJA and additional tax legislation.

Imara and Enliven do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Enliven capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of Imara and Enliven sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of September 30, 2022, the shares to be issued in the Enliven pre-closing financing and shares expected to be issued upon completion of the Merger the combined company is expected to have outstanding a total of approximately                  shares of common stock immediately following the completion of the Merger, without taking into account the proposed reverse stock split. Of the shares of common stock, approximately                  shares will be available for sale in the public market beginning 180 days after the closing of the Merger as a result of the expiration of lock-up agreements between Imara and Enliven on the one hand and certain securityholders of Imara and Enliven on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Enliven will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the Merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, and giving effect to the issuance of the shares of common stock of Enliven prior to the closing of the Merger pursuant to the Enliven pre-closing financing, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 43.4% of the combined company’s outstanding shares of common stock, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

The combined company may be exposed to increased litigation, including stockholder litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, suppliers and other third parties due to the combination of Imara’s business and Enliven’s business following the Merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations. In addition, in the past, stockholders have initiated class action lawsuits against biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against the combined company, could cause the combined company to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Enliven pre-closing financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the Enliven pre-closing financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

The combined company’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined company’s business and share price.

As a privately held company, Enliven was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Following the Merger, the combined company’s management will be required to report on the effectiveness of the combined company’s internal control over financial reporting. The rules governing the standards that must be met for the combined company’s management to assess the combined company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Any failure to maintain effective internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its financial condition, results of operations or cash flows. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if the combined company’s independent registered public accounting firm determines the combined company has a material weakness or significant deficiency in the combined company’s internal control over financial reporting once that firm begins its reporting on internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline, and the combined company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the combined company’s future access to the capital markets.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS AND MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains forward-looking statements relating to Imara, Enliven, the Merger and the other proposed transactions contemplated thereby that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding Imara’s, Enliven’s, or the combined company’s future results of operations and financial position, business strategy, development plans, planned clinical trials, future results of clinical trials, expected research and development costs, regulatory approvals, commercial strategy, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about:

•	the ability of the combined company’s clinical trials to demonstrate safety and efficacy of the combined company’s product candidates, and other positive results;

•	the combined company’s ability to utilize its proprietary drug discovery platform to develop a pipeline of product candidates to address unmet needs in cancer;

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the timing, progress and results of clinical trials for ELVN-001 from Enliven’s BCR-ABL program and ELVN-002 from Enliven’s HER2 program, and other product candidates the combined company may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the studies or trials will become available, and research and development programs;

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the timing, scope and likelihood of regulatory filings and approvals, including timing of INDs and final FDA approval of ELVN-001 from Enliven’s BCR-ABL program and ELVN-002 from Enliven’s HER2 program and any other future product candidates;

•	Imara’s expectations regarding the reconsideration of its strategic alternatives in the event the Asset Sale or the Merger is not completed;

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Imara’s expectations regarding the future pursuit of product development efforts, including whether it will pursue such efforts, estimates regarding the expenses, future revenue, timing of any future revenue, capital requirements and need for additional financing related to such efforts, the timing of and ability of Imara to pursue such efforts, and Imara’s plans to develop and, if approved, subsequently commercialize any product candidates resulting from such efforts;

•	Imara’s expectations regarding its ability to fund its operating expenses and capital expenditure requirements with its cash, cash equivalents and investments;

•	the timing, scope or likelihood of foreign regulatory filings and approvals;

•	the combined company’s ability to develop and advance current product candidates and programs into, and successfully complete, clinical studies;

•	the combined company’s manufacturing, commercialization, and marketing capabilities and strategy;

•	plans relating to commercializing the combined company’s product candidates, if approved, including the geographic areas of focus and sales strategy;

•	the need to hire additional personnel and the combined company’s ability to attract and retain such personnel;

•	the size of the market opportunity for the combined company’s product candidates, including estimates of the number of patients who suffer from the diseases the combined company is targeting;

•	expectations regarding the approval and use of the combined company’s product candidates in combination with other drugs;

•	expectations regarding potential for accelerated approval or other expedited regulatory designation;

•	the combined company’s competitive position and the success of competing therapies that are or may become available;

•	estimates of the number of patients that the combined company will enroll in its clinical trials;

•	the beneficial characteristics, and the potential safety, efficacy and therapeutic effects of the combined company’s product candidates;

•	the combined company’s ability to obtain and maintain regulatory approval of its product candidates and its expectations regarding particular lines of therapy;

•	plans relating to the further development of the combined company’s product candidates, including additional indications the combined company may pursue;

•	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

•	expectations regarding the impact of the COVID-19 pandemic on Imara’s, Enliven’s, or the combined company’s business;

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the intellectual property position of the combined company, including the scope of protection the combined company is able to establish and maintain for intellectual property rights covering ELVN-001 from Enliven’s BCR-ABL program and ELVN-002 from Enliven’s HER2 program, and other product candidates the combined company may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and the combined company’s ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

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the combined company’s continued reliance on third parties to conduct additional clinical trials of the combined company’s product candidates, and for the manufacture of its product candidates for clinical trials;

•	the combined company’s relationships with patient advocacy groups, key opinion leaders, regulators, the research community and payors;

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the combined company’s ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize the combined company’s product candidates;

•	the pricing and reimbursement of ELVN-001 in Enliven’s BCR-ABL program and ELVN-002 from Enliven’s HER2 program, and other product candidates the combined company may develop, if approved;

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the rate and degree of market acceptance and clinical utility of ELVN-001 from Enliven’s BCR-ABL program and ELVN-002 from Enliven’s HER2 program, and other product candidates the combined company may develop;

•	Imara’s, Enliven’s, or the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	Imara’s, Enliven’s, or the combined company’s financial performance;

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the period over which Imara, Enliven, or the combined company estimate their existing cash and cash equivalents will be sufficient to fund their planned operating expenses and capital expenditure requirements;

•	statements regarding the approval and closing of the Merger;

•	the timing of the consummation of the Merger;

•	Imara’s ability to solicit a sufficient number of proxies to approve the change of control resulting from the Merger;

•	satisfaction of conditions to the completion of the Merger;

•	the expected benefits of the Merger;

•	Imara’s and Enliven’s ability to complete the Merger;

•	Enliven’s ability to complete the Enliven pre-closing financing immediately prior to the Merger;

•	expectations about the continued listing of Imara’s common stock on The Nasdaq Global Select Market;

•	the impact of laws and regulations; and

•	expectations regarding the period during which the combined company will qualify as an emerging growth company under JOBS Act and a smaller reporting company under the Exchange Act.

These forward-looking statements are based largely on the current expectations and projections of about Imara’s, Enliven’s, or the combined company’s business, the industry in which Imara and Enliven operate and financial trends that Imara and Enliven believe may affect the business, financial condition, results of operations and prospects of Imara, Enliven, or the combined company, and these forward- looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this proxy statement/prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Imara. Please see the section titled “Where You Can Find More Information” beginning on page 425 of this proxy statement/prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, Imara and Enliven do not plan to publicly update or revise any forward-looking statements contained herein until after the distribution this proxy statement/prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “Imara and/or Enliven believe(s)” and similar statements reflect the beliefs and opinions on the relevant subject of Imara and Enliven. These statements are based upon information available to Imara and Enliven as of the date of this proxy statement/prospectus, and while Imara and Enliven believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the statements of Imara and/or Enliven should not be read to indicate that Imara or Enliven have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

You should read this proxy statement/prospectus and the documents that are referenced in this proxy statement/prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that the actual future results, levels of activity, performance and events and circumstances of Imara, Enliven, or the combined company may be materially different from what Imara or Enliven expect.

In addition, this proxy statement/prospectus includes statistical and other industry and market data that was obtained from independent industry publications and research, surveys and studies conducted by independent third parties as well as Imara’s and Enliven’s estimates. The market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Imara’s and Enliven’s estimates include assumptions based on their respective industry knowledge, industry publications, third-party research and other surveys. While Imara and Enliven believe that their respective internal assumptions and estimates are reasonable, no independent source has verified such assumptions or estimates.

THE SPECIAL MEETING OF IMARA STOCKHOLDERS

Date, Time and Place

The Imara special meeting will be held on                     , commencing at                      Eastern Time, unless postponed or adjourned to a later date. The Imara special meeting will be held entirely online. Imara is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Imara’s board of directors for use at the Imara special meeting and any adjournments or postponements of the Imara special meeting. This proxy statement/prospectus is first being mailed to Imara stockholders on or about .

Purposes of the Imara Special Meeting

The purposes of the Imara special meeting are:

1.

To approve the issuance of shares of common stock of Imara pursuant to the terms of the Merger Agreement (as it may be amended from time to time), a copy of which is attached as Annex A to this proxy statement/prospectus, for purposes of Nasdaq Listing Rules 5635(a), (b) and (d);

2.	To adopt and approve an amendment to the restated certificate of incorporation of Imara to increase the number of authorized shares of Imara common stock from 200,000,000 shares to 400,000,000 shares;

3.

To adopt and approve an amendment to the restated certificate of incorporation of Imara to effect a reverse stock split of Imara common stock, by a ratio of not less than 1-for-                     and not more than 1-for-                    , and a proportionate reduction in the number of authorized shares of Imara common stock, such ratio and the implementation and timing of the reverse stock split to be determined in the discretion of Imara’s board of directors;

4.	To approve the adoption of the Imara Inc. Amended and Restated 2020 Equity Incentive Plan;

5.

To approve an amendment to the Imara Inc. 2020 Employee Stock Purchase Plan, or the Imara 2020 ESPP, to increase the number of shares of common stock reserved for issuance under the Imara 2020 ESPP to 1,628,535 shares; and

6.	To consider and vote upon an adjournment of the Imara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 and 5.

The issuance of shares of common stock of Imara in connection with the Merger pursuant to Proposal No. 1 cannot take place unless approved by Imara stockholders and the Merger is consummated. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1.

Recommendation of Imara’s Board of Directors

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve the issuance of shares of common stock of Imara pursuant to the terms of the Merger Agreement (as it may be amended from time to time) for purposes of Nasdaq Listing Rules 5635(a), (b) and (d) as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 1.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to adopt and approve an amendment to the restated certificate of incorporation of Imara to increase the number of authorized shares of Imara common stock from 200,000,000 shares to 400,000,000 shares. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 2.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to adopt and approve an amendment to the restated certificate of incorporation of Imara to effect a reverse stock split of Imara common stock and a proportionate reduction in the number of authorized shares of Imara common stock, such ratio and the implementation and timing of the reverse stock split to be determined in the discretion of Imara’s board of directors as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 3.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve the adoption of the Imara Inc. Amended and Restated 2020 Equity Incentive Plan, as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 4.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve an amendment to the Imara 2020 ESPP to increase the number of shares of common stock reserved for issuance under the Imara 2020 ESPP to 1,628,535 shares, as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No. 5.

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Imara’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Imara and its stockholders to approve the adjournment of the Imara special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 and 5, as described in this proxy statement/prospectus. Imara’s board of directors recommends that Imara stockholders vote “FOR” Proposal No.  6.

Record Date and Voting Power

Only holders of record of Imara common stock at the close of business on the record date, which is             , are entitled to notice of, and to vote at, the Imara special meeting. At the close of business on the record date, there were             registered holders of record of Imara common stock and there were             shares of Imara common stock issued and outstanding. Each share of Imara common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of Imara’s board of directors for use at the Imara special meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Imara common stock, Computershare Trust Company, N.A., then you are a stockholder of record. Whether or not you plan to attend the Imara special meeting online, Imara urges you to fill out and return the proxy card or submit a proxy to vote over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

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If you are a stockholder of record, you may vote at the Imara special meeting. Alternatively, you may submit a proxy to vote by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Imara special meeting, Imara encourages you to submit your proxy to vote to ensure your vote is counted. Even if you have submitted a proxy before the Imara special meeting, you may still attend the Imara special meeting and vote in person. In such case, your previously submitted proxy will be disregarded.

•	To vote at the Imara special meeting, attend the Imara special meeting online and follow the instructions posted at http://www. .com.

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To submit your proxy using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Imara special meeting, Imara will vote your shares in accordance with the proxy card.

•	To submit your proxy over the internet, follow the instructions provided on the Notice of Internet Availability.

•	To submit your proxy by telephone, you may call the toll-free number found on the Notice of Internet Availability.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Imara. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote in person at the Imara special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

Imara provides internet proxy voting to allow you to submit your proxy to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, and do not give instructions to your broker, bank or other agent, such broker, bank or agent can vote your Imara shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. Discretionary items are proposals considered routine under Rule 452 of the New York Stock Exchange on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-routine items for which you do not give your broker instructions, Imara shares will be treated as broker non-votes. It is anticipated that Proposal Nos. 1, 4, 5 and 6 will be non-routine. It is anticipated that Proposal Nos. 2 and 3 will be routine.

All properly executed proxies that are not revoked will be voted at the Imara special meeting and at any adjournments or postponements of the Imara special meeting in accordance with the instructions contained in the proxy. If a holder of Imara common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Imara’s board of directors.

If you are a stockholder of record of Imara and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Imara special meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy to Imara’s Corporate Secretary at 1309 Beacon Street, Suite 300, Office 341, Brookline, MA 02446.

•	You may attend the Imara special meeting online and vote by following the instructions at http://www. .com. Simply attending the Imara special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence at the Imara special meeting, in person or represented by proxy, of the holders of a majority in voting power of the shares of Imara common stock issued and outstanding and entitled to vote at the Imara special meeting, shall constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be counted towards a quorum.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Assuming a quorum is present, the affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of Imara common stock present or represented at the meeting and voting affirmatively or negatively on such matter is required for approval of Proposal Nos. 1, 4, 5 and 6. Abstentions and broker non-votes, if any, will have no effect on Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Imara common stock entitled to vote thereon is required for approval of Proposal Nos. 2 and 3. Abstentions and broker non-votes, if any, will have the same effect as “AGAINST” votes on Proposal Nos. 2 and 3.

Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1. The issuance of Imara common stock in connection with the Merger will not take place unless Proposal No. 1 is approved by Imara stockholders and the Merger is consummated.

As of October 13, 2022, the directors and certain executive officers of Imara owned or controlled less than 35.1% of the outstanding shares of Imara common stock entitled to vote at the Imara special meeting. As of October 13, 2022, the Imara stockholders that are party to a support agreement, including the directors and certain executive officers of Imara, owned an aggregate of 8,256,404 shares of Imara common stock representing approximately 33% of the outstanding shares of Imara common stock. Each stockholder that entered into a support agreement, including the directors and certain executive officers of Imara, has agreed to vote all shares of Imara common stock owned by him or her as of the record date in favor of Proposal Nos. 1, 3, 4 and 5, and against any competing Acquisition Proposal.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Imara may solicit proxies from Imara stockholders by personal interview, telephone, email, fax or otherwise. Imara and Enliven will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Imara common stock for the forwarding of solicitation materials to the beneficial owners of Imara common stock. Imara will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Imara will retain Morrow Soldali to assist it in soliciting proxies using the means referred to above. Imara will pay the fees of Morrow Soldali, which Imara expects to be approximately $13,500, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, Imara’s board of directors does not know of any business to be presented at the Imara special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Imara special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 202 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While Imara and Enliven believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 425 of this proxy statement/prospectus.

Background of the Merger

In an effort to enhance stockholder value, Imara’s board of directors and management regularly review and discuss Imara’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with Imara’s development programs, financial condition and its strategic relationships and potential long-term strategic options.

In an effort to enhance stockholder value, Enliven’s board of directors and management regularly review and discuss Enliven’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with Enliven’s development programs, financial condition and its strategic relationships and potential long-term strategic options, including the potential of pursuing an initial public offering, reverse merger, or other strategic transaction.

On April 1, 2022 and April 3, 2022, Imara’s board of directors conducted virtual meetings to review and discuss the results from interim analyses of Imara’s Ardent Phase 2b clinical trial of tovinontrine (IMR-687) in patients with SCD, and Forte Phase 2b clinical trial of tovinontrine in patients with ß-thalassemia. Based on the data generated by these interim analyses, Imara’s board of directors made the decision to discontinue the Ardent and Forte trials as well as the further development of tovinontrine in SCD and ß-thalassemia. After careful review and consideration, Imara’s board of directors determined to begin evaluating the prioritization of its programs and development pipeline, cash runway, and available alternatives, including strategic alternatives.

On April 5, 2022, Imara issued a press release disclosing the results of the interim analyses of the Ardent and Forte trials as well as the decision to discontinue the further development of tovinontrine in SCD and ß-thalassemia.

On April 10, 2022, Imara’s board of directors conducted a virtual meeting to consider and discuss potential future development of tovinontrine in heart failure with preserved ejection fraction, or HFpEF. As part of this discussion, Imara’s board of directors engaged with key opinion leaders in heart failure on the potential risks and benefits of potential future development of tovinontrine in HFpEF. Imara’s board of directors also engaged with its banking and legal advisors to discuss strategic alternatives for maximizing value for stockholders. As part of this discussion, Imara’s board of directors discussed a number of strategic options that might be available to Imara, including a potential reverse merger, asset sale and/or dissolution. At the conclusion of the meeting, the board of directors made the decision to not proceed with development of tovinontrine in HFpEF and to undertake a comprehensive assessment of Imara’s strategic options to maximize stockholder value.

On April 12, 2022, Imara’s board of directors approved a reduction in workforce designed to substantially reduce Imara’s operating expenses while it undertook a comprehensive assessment of strategic options to maximize stockholder value.

On April 14, 2022, Imara filed a Current Report on Form 8-K with the SEC disclosing the reduction in workforce and Imara’s plan to conduct a comprehensive assessment of strategic options to maximize stockholder value.

Beginning in April 2022 and continuing to date, Imara’s management, at the direction of Imara’s board of directors, has engaged in discussions with various third parties with respect to a potential strategic transaction. In furtherance of these efforts, on April 15, 2022, Imara entered into an engagement letter with SVB Securities providing for SVB Securities to serve as Imara’s exclusive financial advisor in connection with Imara’s comprehensive assessment of strategic options to maximize stockholder value.

On April 22, 2022, at the direction of Imara’s board of directors, SVB Securities sent a process letter to approximately 113 companies seeking preliminary, non-binding indications of interest for a potential transaction. The process letter instructed that all such indications of interest should be submitted by May 6, 2022.

In addition to the process letter distributed by SVB Securities, between April 15, 2022 and May 1, 2022, members of Imara management reached out to approximately six additional parties soliciting interest in a potential asset acquisition of either tovinontrine or IMR-261. As part of this outreach, members of Imara management contacted Cardurion on April 20, 2022 and suggested a follow up meeting to provide information on tovinontrine to management of Cardurion.

On May 3, 2022, members of Imara management held an introductory virtual meeting with members of Cardurion management to provide an introduction to tovinontrine, including the potential for tovinontrine as a treatment for cardiovascular indications.

On May 7, 2022, SVB Securities and members of Imara’s management began reviewing the 28 non-binding indications of interest received from third parties as of the May 6 deadline outlined in the process letter. SVB Securities further indicated that they expected a few additional non-binding indications of interest to be received from additional parties in the coming days. Each of the non-binding indications of interest called for a stock-for-stock merger with a privately held company in which shares constituting a majority of the post-closing outstanding shares of the resulting publicly traded entity would be issued to the stockholders of the privately held company, referred to as a reverse merger. Further, each non-binding indication of interest valued Imara for Imara’s expected closing cash, plus a variable premium for Imara’s Nasdaq listing that was generally between $5 million and $15 million. None of the non-binding indications of interest ascribed any additional value to Imara’s development programs, including tovinontrine or IMR-261.

On May 10, 2022, Imara opened a virtual data room for Cardurion to commence technical diligence on tovinontrine.

On May 11, 2022, Imara’s board of directors held a virtual meeting to discuss and consider the 28 non-binding indications of interest received. SVB Securities presented to Imara’s board of directors information regarding the parties contacted, and initial responses. With the assistance of SVB Securities and members of Imara’s management, Imara’s board of directors evaluated each non-binding indication of interest based on, among other factors, assessments of each company’s (i) science and technology, (ii) public company readiness, (iii) management, board and investor syndicate, (iv) ability to conduct a concurrent financing and (v) near term inflection points. Based on this evaluation, Imara’s board of directors instructed management to conduct presentations with eleven companies identified using the evaluation criteria and then to return to Imara’s board of directors with a recommendation of the top three to five companies from this group for further consideration by Imara’s board of directors.

Company A, a privately held company, submitted a non-binding indication of interest on May 6, 2022 valuing Imara at $55 million, which was comprised of an expected cash balance at closing of $50 million and $5 million for Imara’s Nasdaq listing. The non-binding indication of interest valued Company A at $120 million. Following submission of its proposal, representatives of Company A indicated to SVB Securities that Company A was interested in potential development of tovinontrine in cardiovascular indications alongside its internal programs. Company A further indicated that as a result, it may be willing to ascribe additional value to tovinontrine as part of a reverse merger. On May 16, 2022, Imara opened a virtual data room to permit Company A to commence technical diligence on tovinontrine.

Between May 16, 2022 and May 20, 2022 members of Imara’s management held virtual presentations with twelve companies, including the eleven companies identified by Imara’s board of directors at the May 11, 2022 meeting (including Company A), as well as one additional company who submitted a non-binding indication of interest after the May 11, 2022 board meeting. At each meeting, the potential reverse merger candidates presented information to enable Imara’s management and board of directors to further evaluate each company under the evaluation criteria identified at the May 11, 2022 meeting of Imara’s board of directors.

On May 19, 2022, members of Imara’s management held a virtual meeting with management from Cardurion. As part of the discussion, Cardurion indicated that it was not interested in a potential reverse merger, but that, subject to its ability to conduct additional due diligence, it would consider making an offer to acquire tovinontrine.

Between May 19, 2022 and June 6, 2022, Imara and its representatives commenced due diligence on each of the twelve potential reverse merger candidates who held presentations with Imara’s management. As part of the diligence, Imara and its representatives were granted access to multiple virtual data rooms, including a virtual data room hosted by Company A.

On May 25, 2022, Imara received a non-binding term sheet from Cardurion pursuant to which Cardurion would acquire Imara’s PDE9 program, including tovinontrine, and take assignment of Imara’s exclusive license agreement, or the Lundbeck Agreement, with H. Lundbeck A/S, or Lundbeck. Additionally, Cardurion requested exclusivity with respect to a transaction involving the Imara PED9 program for a period of sixty days.

On May 27, 2022, Imara’s board of directors met virtually to review and discuss the twelve presentations conducted by management with potential reverse merger candidates. As part of its evaluation, the board of directors continued to focus on the evaluation criteria established at the May 11, 2022 board of directors meeting. SVB Securities indicated that Company A had updated its initial non-binding indication of interest on May 25, 2022 and was prepared to value Imara at $75 million, which was comprised of an expected cash balance at closing of $50 million, $20 million for tovinontrine and $5 million for Imara’s Nasdaq listing. Company A further decreased its valuation from $120 million to $110 million. Imara’s board of directors determined to further narrow the list of potential counterparties to five and instructed management to continue corporate and technical diligence on two companies identified as being in the top tier, including Company A, and to set up presentations with the remaining three for further consideration by Imara’s board of directors. Imara’s board of directors also reviewed the term sheet from Cardurion and instructed Imara’s management to continue negotiations on a potential asset sale alongside the reverse merger process.

On June 2, 2022, Imara responded to Cardurion’s non-binding term sheet for the proposed asset sale with a counter-proposal that increased the amount of the upfront payment from $15 million to $20 million and increased the $25 million milestone payment to $40 million. Imara also indicated that given the ongoing comprehensive assessment of strategic options to maximize stockholder value, including other parties interested in tovinontrine, Imara was unable to agree to exclusivity with respect to a transaction involving Imara’s PDE9 program at that time.

Between June 2, 2022 and June 10, 2022, representatives of Imara’s board of directors held virtual meetings with four potential reverse merger candidates. At each meeting, the potential reverse merger candidates presented further information to enable Imara’s management and Imara’s board of directors to continue to evaluate each company under the evaluation criteria identified at the May 11, 2022 board of directors meeting.

On June 10, 2022, Imara’s board of directors held a virtual meeting to further discuss potential reverse merger candidates. As part of the discussion, Imara’s board of directors determined that Company A was at the top of the list of potential reverse merger candidates based on positive findings from diligence, potential synergies with tovinontrine and the improved economics in Company A’s non-binding indication of interest. Imara’s board of directors also noted that issues uncovered as part of diligence on a different potential reverse merger candidate previously viewed in the top-tier had removed that company from consideration. SVB Securities indicated that Company A had indicated its willingness to update its non-binding indication of interest and was prepared to value Imara at $80 million, which was comprised of an expected cash balance at closing of $50 million, $25 million for tovinontrine and $5 million for Imara’s Nasdaq listing. Company A further decreased its valuation from $110 million to $90 million. Imara’s board of directors authorized Imara’s management to commence negotiations on a merger agreement with Company A and to inform Cardurion that while Imara remained interested in a potential asset sale, Imara was not able to enter into exclusivity with respect to a transaction involving Imara’s PDE9 program at that time.

After the meeting, Rahul Ballal, Imara’s Chief Executive Officer, spoke to Peter Lawrence, Chief Executive Officer of Cardurion, by telephone and informed Mr. Lawrence that while Imara remained interested in a potential asset sale, Imara was not able to enter into exclusivity with respect to a transaction involving Imara’s PDE9 program at that time.

During the week of June 13, 2022, Imara and its representatives continued technical, corporate and legal due diligence on Company A and held multiple diligence calls with management from Company A.

On June 12, 2022, Adam Koppel, a director of Cardurion, called David Bonita, a director of Imara, by telephone and requested that we provide an updated term sheet to Cardurion setting forth the economic terms pursuant to which Imara would consider entering into exclusivity to further negotiate the terms of a definitive agreement for the proposed asset sale

On June 14, 2022, Imara sent an updated non-binding term sheet to Cardurion for the proposed asset sale outlining the terms necessary for Imara to consider entering into exclusivity with respect to a transaction involving Imara’s PDE9 program. In light of the improved economic terms offered by Company A as part of a reverse merger that assigned value to tovinontrine, Imara’s updated non-binding term sheet for the asset sale increased the upfront payment from $20 million to $42 million and increased the $40 million commercial milestone payment to $50 million.

On June 16, 2022, Cardurion responded to Imara’s proposed non-binding term sheet for the proposed asset sale and offered to make a $30 million upfront payment, a $7.5 million milestone payment tied to certain clinical development milestones, as well as a $50 million milestone payment tied to commercialization of tovinontrine. Additionally, the non-binding term called for exclusivity with respect to a transaction involving our PDE9 program for a period of 45 days.

On June 20, 2022, Imara’s board of directors held a virtual meeting to discuss the potential reverse merger with Company A as well as the proposed asset sale with Cardurion. Imara’s board of directors discussed the potential to increase the economic terms of each offer. With respect to Company A, the board of directors considered the proposed equity split as part of the transaction, the size of a potential concurrent financing and the cash runway for the combined entity as compared to the potential data inflection points over the next 12-18 months. Imara’s board of directors determined to continue negotiations with both parties while Imara’s management and the board of directors collected further information with respect to outstanding questions on each potential deal.

On June 24, 2022 and June 29, 2022, Imara’s board of directors held virtual meetings to further discuss the potential reverse merger with Company A as well as the proposed asset sale with Cardurion. Company A indicated to SVB Securities that it was prepared to further decrease its valuation to $80 million. Imara’s board of directors however noted that questions remained about both the size and the pricing of the potential concurrent financing. Cardurion had not formally updated its offer over that from its May 25, 2022 term sheet, but had orally indicated to Mr. Bonita potential for further improvement. Imara’s board of directors determined to go back to each party one final time to seek enhanced value and to reconvene to make a determination as to which transaction was in the best interest of Imara and its stockholders.

On July 2, 2022, Imara’s board of directors held a virtual meeting to further discuss the potential reverse merger with Company A as well as the proposed asset sale with Cardurion. Company A’s offer remained consistent with that discussed at the June 29, 2022 board of directors meeting. While Imara’s board of directors had gained some clarity on the pricing of the potential concurrent financing, Imara’s board of directors noted that questions remained about the size of the potential concurrent financing. Cardurion had increased its offer for the asset sale and proposed a $35 million upfront payment, a $10 million milestone payment tied to certain clinical development milestones, as well as a $50 million milestone payment tied to commercialization of tovinontrine. Additionally, Cardurion requested an exclusivity period of 60 days with respect to a transaction involving Imara’s PDE9 program. As part of its discussion, Imara’s board of directors considered the benefits and risks of each transaction and the potential value to be received by stockholders in either cash (via Cardurion) or equity (via Company A). SVB Securities also presented information to Imara’s board of directors with respect to these proposals. After further discussion, Imara’s board of directors instructed Imara’s management to finalize a non-binding term sheet with Cardurion and decided to reconvene Imara’s board of directors to discuss the final terms before potentially proceeding into exclusivity with Cardurion on the proposed asset sale. Imara’s board of directors decision was based, in part, on the significant value for tovinontrine under the proposed asset sale with Cardurion, certain financing and valuation risks associated with Company A, and the understanding that Imara could continue to evaluate additional steps to take in addition to the proposed asset sale with Cardurion, including a reverse merger or business combination with a third-party other than Company A, as well as a possible dissolution.

On July 5, 2022, Company A informed Imara that it was no longer interested in pursuing a potential reverse merger with Imara.

On July 6, 2022, Imara’s board of directors held a virtual meeting to review the non-binding term sheet with Cardurion, which remained substantially similar to that discussed at the July 2, 2022 board of directors meeting. Following discussion, Imara’s board of directors endorsed the term sheet and authorized Imara to enter into exclusivity with respect to a transaction involving Imara’s PDE9 program for a period of 60 days. Imara’s board of directors further instructed SVB Securities to explore potential additional reverse merger candidates who might be interested in a transaction with Imara as a result of Imara having a higher expected closing cash balance when factoring in the asset sale.

On July 8, 2022, Imara executed the non-binding term sheet with Cardurion calling for the proposed asset sale in exchange for a $35 million upfront payment, a $10 million milestone payment tied to certain clinical development milestones, as well as a $50 million milestone payment tied to commercialization of tovinontrine. The non-binding term sheet also called for certain amendments to the Lundbeck Agreement and provided for a 60-day exclusivity period with respect to a transaction involving our PDE9 program.

Between July 11, 2022 and July 20, 2022, and at the request of Imara’s board of directors, SVB Securities presented approximately 30 additional potential reverse merger candidates that they believed might be interested in a potential reverse merger transaction. These companies were substantially comprised of companies who had declined to submit a non-binding indication of interest in response to SVB Securities’ original April 22, 2022 process letter, at least in part due to Imara’s expected closing cash balance not being deemed large enough. However, SVB Securities believed some of these companies, which included Enliven, might have potential interest in a reverse merger with Imara as a result of Imara’s higher expected closing cash balance when factoring in the anticipated Asset Sale with Cardurion. Based on discussions between Imara’s management team and SVB Securities, which included an evaluation of the companies using the same evaluation criteria as discussed at the May 11, 2022 meeting of the board of directors, Imara selectively targeted three of the companies (Enliven, Company B and Company C) to solicit potential interest in a reverse merger.

On July 11, 2022, Imara received a non-binding indication of interest from Company B for a reverse merger that valued Imara at $93 million, which was comprised of an expected cash balance at closing of $85 million (including $35 million from the Asset Sale), $6 million for Imara’s Nasdaq listing and $2 million for IMR-261.

The non-binding indication of interest further proposed a concurrent financing of approximately $30-40 million. On July 15, 2022, Imara’s board of directors met virtually with Company B and thereafter met to discuss Company B’s non-binding indication of interest. However, on July 19, 2022, Company B informed Imara that it planned to pursue a transaction with a third-party and that it was no longer interested in pursuing a reverse merger with Imara.

Between July 21, 2022 and September 6, 2022, Imara, Cardurion and each of their respective representatives negotiated definitive agreements for the Asset Sale.

On July 28, 2022, Imara received a non-binding indication of interest from Enliven for a reverse merger that valued Imara at $93 million, which was comprised of an expected cash balance at closing of $85 million (including $35 million from the Asset Sale) and $8 million for Imara’s Nasdaq listing. The non-binding indication of interest also proposed a concurrent financing by Enliven of approximately $75-125 million, with the valuation of Enliven for purposes of the Merger being determined based on the valuation obtained as part of the concurrent financing.

On August 2, 2022 and August 10, 2022, Imara’s board of directors met virtually with members of management of Enliven. At each meeting, members of management of Enliven presented information to enable Imara’s management and board of directors to evaluate Enliven under the evaluation criteria identified at Imara’s May 11, 2022 board of directors meeting. After each meeting, Imara’s board of directors met to discuss Enliven and its non-binding indication of interest.

On August 5, 2022, members of Imara’s management held a virtual meeting with management from Company C, a company that had previously submitted a non-binding indication of interest for a reverse merger in May 2022. Following preliminary discussions in May 2022, Company C had indicated that its timeline for execution of a proposed transaction did not align with the timeline under which Imara was operating. At the conclusion of the August 5, 2022 meeting, Company C indicated they would submit an updated non-binding indication of interest for Imara’s consideration in the coming days.

On August 9, 2022, Imara received a non-binding indication of interest from Company C for a reverse merger that valued Imara at $85 million (including $35 million from the Asset Sale), which was equal to Imara’s expected cash balance at closing. Company C did not ascribe any value to Imara’s Nasdaq listing or any of Imara’s other non-cash assets, nor did it indicate any definitive plans for a concurrent financing. The updated non-binding indication of interest from Company C received on August 9, 2022 was substantially similar to its May 2022 non-binding indication of interest, except that Company C had increased its own proposed valuation over that proposed in May 2022. Given Company C’s unwillingness to ascribe any value to Imara beyond its expected cash, and the lack of details on a concurrent financing, Imara’s management and board of directors determined not to pursue further discussions with Company C.

On August 9, 2022, Enliven’s board of directors held a virtual meeting at which members of Enliven’s management and representatives of Wilson Sonsini Goodrich & Rosati P.C., or Wilson Sonsini, Enliven’s outside counsel, were present to discuss various matters, including the status of discussions with Imara and potential revised terms to the non-binding indication of interest. The Enliven board of directors then authorized members of Enliven management to submit a revised non-binding indication of interest within the parameters discussed and to enter into an exclusivity agreement, if management determined it necessary or appropriate to facilitate further discussion with Imara.

On August 10, 2022, the Imara board of directors and members of Imara management, including Mr. Bonita, Mr. Ballal and Michael Gray, the Chief Financial Officer and Chief Operating Officer of Imara, held a virtual meeting with members of management of Enliven, including Sam Kintz, the Chief Executive Officer of Enliven and Benjamin Hohl, the Chief Financial Officer of Enliven, were in attendance. In addition to discussing the proposed transaction between Imara and Enliven, the ongoing business diligence, and the concurrent financing,

Mr. Kintz indicated that though the non-binding indication of interest continued to propose a concurrent financing of approximately $75-125 million, there was a possibility the size of the concurrent financing would increase.

On August 12, 2022, Imara received an updated non-binding indication of interest from Enliven for a reverse merger that valued Imara at $95 million, which was comprised of an expected cash balance at closing of $85 million (including $35 million from the Asset Sale) and an increase in the value of Imara’s Nasdaq listing from $8 million to $10 million. The non-binding indication of interest continued to propose a concurrent financing of approximately $75-125 million. Based upon the updated non-binding indication of interest from Enliven, on August 12, 2022, Imara’s board of directors approved entry into an exclusivity arrangement with Enliven to further pursue discussions around a potential reverse merger.

On August 15, 2022, Imara entered into an exclusivity agreement with Enliven for a period of 45 days pursuant to which Imara and Enliven agreed, subject to certain exceptions, not to initiate, solicit or knowingly encourage or facilitate any inquiry, proposal, offer or contact from any person or entity concerning any acquisition, financing, joint venture, merger, business combination, share exchange or any sale, transfer or license of all or a material amount of the equity securities or assets of each party. The exclusivity agreement further contemplated that the exclusivity period would automatically be extended an additional 15 days, if on such date, either party indicated that it was continuing to negotiate in good faith towards the completion of a transaction. Enliven exercised this automatic extension on September 29, 2022.

Beginning on August 15, 2022, Imara commenced business, technical and legal diligence on Enliven. As part of this diligence review, on August 25, 2022, Imara was granted access to a virtual data room hosted by Enliven.

On August 25, 2022, WilmerHale provided an initial draft of the Merger Agreement to Wilson Sonsini and members of Enliven management.

On September 1, 2022, the transaction committee of Enliven’s board of directors held a virtual meeting at which, among other things, the committee discussed the status of the proposed reverse merger with Imara, including progress of diligence and the receipt and review of the initial draft of the Merger Agreement and key deal terms. In addition, the committee also discussed various term sheets related to the proposed pre-closing financing, including valuations, allocations and related considerations. Enliven’s transaction committee also discussed financing alternatives and the possibility of alternative pathways to achieving a public listing, including an initial public offering. The transaction committee authorized the members of management and Wilson Sonsini to continue to negotiate the proposed transaction with Imara.

On September 6, 2022, Cardurion and Imara entered into the Asset Purchase Agreement. On September 7, 2022, in advance of the Nasdaq opening for trading, Imara filed a current report on Form 8-K with the SEC announcing the execution of the Asset Purchase Agreement.

The transaction committee of Enliven’s board of directors also met on September 14, 2022 and October 12, 2022 to discuss progress of the reverse merger and the concurrent financing.

Through October 13, 2022, members of Imara’s management and WilmerHale, together with Enliven’s management and Wilson Sonsini, Enliven’s outside counsel, continued with confirmatory diligence and negotiated the terms of (i) the definitive Merger Agreement, (ii) support and lockup agreements to be executed by directors, officers and certain significant stockholders of each party and (iii) a Contingent Value Rights Agreement, or the CVR Agreement, to cover the potential distribution to Imara’s pre-merger stockholders of any future payments received by Imara from Cardurion as part of the Asset Sale. The material terms negotiated were the definition of Imara’s net cash, certain conditions to closing (including in relation to closing of the Enliven pre-closing financing), Imara’s ability to sell or license Imara’s non-cash assets, certain offset rights to be included in the CVR Agreement to cover potential liabilities under the Asset Sale and the non-solicitation covenants applicable to Imara and Enliven and circumstances in which the board of directors of either party might change its recommendation of the Merger or terminate the agreement to accept a superior proposal.

On October 12, 2022, Enliven’s board of directors held a virtual meeting at which members of Enliven’s management and representatives of Wilson Sonsini were present. During the meeting, Wilson Sonsini made a presentation to Enliven’s board of directors regarding the fiduciary duties of the board of directors and summarized the material terms of the Merger Agreement, the ancillary agreements and the concurrent financing. The board of directors of Enliven then discussed various considerations with respect to the proposed transaction, as summarized under the section titled “The Merger—Enliven Reasons for the Merger” beginning on page 175 of this proxy statement/prospectus. Wilson Sonsini advised that the final consent of Enliven’s board of directors would be solicited via unanimous written consent upon finalization of the Merger Agreement.

On October 13, 2022, Enliven’s board of directors, via unanimous written consent, approved the Merger Agreement, the concurrent financing, and the transactions contemplated thereby.

On October 13, 2022, Imara’s board of directors held a virtual meeting at which members of Imara’s management, representatives of SVB Securities and representatives of WilmerHale were present. During the meeting, WilmerHale made a presentation to Imara’s board of directors regarding the fiduciary duties of the board of directors and summarized the material terms of the Merger Agreement and the ancillary agreements. During the meeting, SVB Securities made a financial presentation to Imara’s board of directors. Following discussion with the directors, SVB Securities then rendered to Imara’s board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 13, 2022, that, as of such date and based upon and subject to the assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the exchange ratio proposed to be paid by Imara pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Imara. Imara’s board of directors then discussed various considerations with respect to the proposed transaction, as summarized under the section titled “Imara Reasons for the Merger and Recommendation of the Imara Board of Directors.” Following discussion and the presentations, Imara’s board of directors approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

Later on October 13, 2022, Imara and Enliven executed the Merger Agreement and issued a joint press release announcing the transaction.

At a special meeting of the Imara stockholders held on November 9, 2022, Imara’s stockholders voted to approve the Asset Sale. On November 10, 2022, Imara announced the closing of the Asset Sale.

Imara Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, Imara’s board of directors held numerous meetings, consulted with Imara’s senior management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, Imara’s board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

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the financial condition and prospects of Imara and the risks associated with continuing to operate Imara on a stand-alone basis, particularly light of Imara’s April 2022 decision to not proceed with development of tovinontrine in HFpEF and reduce its workforce;

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that Imara’s board of directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates to identify the opportunity that would, in the view of Imara’s board of directors, create the most value for Imara stockholders;

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Imara’s board of directors’ belief, after a thorough review of strategic alternatives and discussions with Imara’s senior management, financial advisors and legal counsel, that the Merger is more favorable to Imara stockholders than the potential value that might have resulted from other strategic alternatives available to Imara, including continuing to operate Imara on a stand-alone basis or conducting a dissolution and liquidation of Imara and distributing any available cash to its stockholders;

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Imara’s board of directors’ belief that, as a result of arm’s length negotiations with Enliven, Imara and its representatives negotiated the highest exchange ratio to which Enliven was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Imara in the aggregate to which Enliven was willing to agree;

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Imara’s board of directors’ consideration of the expected cash balances of the combined company as of the closing of the Merger resulting from the approximately $82 million of net cash expected to be held by Imara upon completion of the Merger together with the cash Enliven currently holds and the approximately $164.5 million of expected gross proceeds from the Enliven pre-closing financing;

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Imara’s board of directors’ view, following a review with Imara’s management of Enliven’s current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the Merger to fund development of Enliven’s product candidates through upcoming value inflection points;

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the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Imara based on the scientific, technical and other due diligence conducted by Imara management;

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the ability of Imara stockholders to participate in the growth and value creation of the combined company following the closing of the Merger by virtue of their continued ownership of Imara common stock;

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Imara’s board of directors’ view that the combined company will be led by an experienced senior management team from Enliven and a board of directors with representation from each of the current boards of directors of Enliven and Imara;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to Imara common stock; and

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Imara’s board of directors’ consideration of the financial analyses of SVB Securities, including its opinion to Imara’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Imara of the exchange ratio to be paid by Imara pursuant to the terms of the Merger Agreement, as more fully described below under the caption “The Merger—Opinion of Imara’s Financial Advisor,” beginning on page 177 in this proxy statement/prospectus.

Imara’s board of directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were advisable and reasonable under the circumstances:

•	the calculation of the exchange ratio, closing net cash and the estimated number of shares of Imara common stock to be issued in the Merger;

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the number and nature of the conditions to Enliven’s and Imara’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, including the fact that Imara’s obligation to complete the Merger would be conditioned on Enliven having completed at least $75 million of the Enliven pre-closing financing, as more fully described below under the caption “The Merger Agreement —Conditions to the Completion of the Merger,” beginning on page 212 in this proxy statement/prospectus;

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the respective rights of, and limitations on, Imara and Enliven under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement —Non-Solicitation,” beginning on page 208 in this proxy statement/prospectus;

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the right of each party to terminate the Merger Agreement to accept an unsolicited acquisition proposal in certain circumstances, subject to payment of a termination fee, as more fully described below under the caption “The Merger Agreement —Termination and Termination Fees,” beginning on page 216 in this proxy statement/prospectus;

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the potential termination fee of $3.0 million, in the case of the fee payable by Imara, or in the case of the fee payable by Enliven, $9.75 million or, in certain other circumstances, $3.0 million, which could become payable by either Enliven or Imara, as applicable, to the other party if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement —Termination and Termination Fees,” beginning on page 216 in this proxy statement/prospectus;

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the lock-up agreements, pursuant to which certain Enliven stockholders have, subject to certain exceptions, agreed not to transfer their shares of Imara common stock during the period of 180 days following the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger —Lock-Up Agreements,” beginning on page 220 in this proxy statement/prospectus;

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the support agreements, pursuant to which certain stockholders of Imara and Enliven, respectively, have agreed, solely in their capacities as stockholders, to vote all of their shares of Imara common stock or Enliven capital stock in favor of the proposals submitted to them in connection with the Merger and against any alternative acquisition proposals, as more fully described below under the caption “Agreements Related to the Merger —Support Agreements,” beginning on page 219 in this proxy statement/prospectus; and

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the expectation that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code, with the result that Enliven stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Enliven common stock for Imara common stock pursuant to the Merger, except with respect to cash received in lieu of a fractional share of Imara common stock, as more fully described below under the caption “The Merger—Tax Characterization of the Merger,” beginning on page 195 in this proxy statement/prospectus.

In the course of its deliberations, Imara’s board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

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the potential effect of the $3.0 million termination fee payable by Imara upon the occurrence of certain events in deterring other potential acquirors from proposing an alternative acquisition proposal that may be more advantageous to Imara stockholders;

•	the prohibition on Imara to solicit alternative acquisition proposals during the pendency of the Merger;

•	the substantial expenses to be incurred by Imara in connection with the Merger;

•	the possible volatility of the trading price of the Imara common stock resulting from the announcement, pendency or completion of the Merger;

•	the risk that the Merger might not be consummated in a timely manner or at all, including as a result of an inability to complete the Enliven pre-closing financing in a timely manner;

•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Enliven’s product candidates;

•	the risk that the combined company may not have available sources of financing necessary to fund development of Enliven’s product candidates through upcoming value inflection points; and

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the various other risks associated with the combined company and the transaction, including those described in the sections titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements and Market and Industry Data” in this proxy statement/prospectus.

The foregoing information and factors considered by Imara’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Imara’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, Imara’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Imara’s board of directors may have given different weight to different factors. Imara’s board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Imara management team and the legal and financial advisors of Imara, and considered the factors overall to be favorable to, and to support, its determination.

Enliven Reasons for the Merger

In the course of reaching its decision to approve the Merger and the Enliven pre-closing financing, the Enliven board of directors held numerous meetings, consulted with Enliven’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

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the Merger will provide Enliven’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding both the access to capital for Enliven and the range of investors potentially available as a public company, compared to the investors Enliven could otherwise gain access to if it continued to operate as a privately-held company;

•	the Enliven pre-closing financing will generate capital resources to fund the combined company;

•	the historical and current information concerning Enliven’s business, including its financial performance and condition, operations, management and preclinical and clinical data;

•	the competitive nature of the industry in which Enliven operates;

•	the Enliven board of directors’ fiduciary duties to Enliven’s stockholders;

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the belief of Enliven’s board of directors that this transaction provides a viable alternate public listing strategy, and addresses the risk of the lack of an available market for an initial public offering at a later date;

•	the projected financial position, operations, management, operating plans and financial projections of the combined company, including the impact of the CVR agreement;

•	the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the terms and conditions of the Merger Agreement, including the following:

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the determination that the expected relative percentage ownership of Imara’s stockholders and Enliven’s stockholders in the combined company was appropriate, based on the Enliven board of directors’ judgment and assessment of the approximate valuations of Imara (including the value of the net cash Imara is expected to provide to the combined company) and Enliven;

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the expectation that the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and, in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code, with the result that in the Merger the Enliven stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of Imara common stock, as more fully described below under the caption “The Merger—Tax Characterization of the Merger,” beginning on page 195 in this proxy statement/prospectus;

•	the limited number and nature of the conditions of the obligation of Imara to consummate the Merger;

•	the rights of Enliven under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Enliven receive a superior proposal;

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the conclusion of the Enliven board of directors that the potential termination fees of $3 million payable by Imara to Enliven in certain circumstances, or of $9.75 million payable by Enliven to Imara in certain circumstances, or of $3 million payable by Enliven to Imara in certain other circumstances, and the circumstances when such fees may be payable, were reasonable;

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the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

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the shares of Imara’s common stock issued to Enliven’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Enliven’s stockholders who are not affiliates of Enliven and who are not parties to lock-up agreements;

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the support agreements, pursuant to which certain directors, officers and stockholders of Enliven and Imara, respectively, have agreed, solely in their capacity as stockholders of Enliven and Imara, respectively, to vote all of their shares of Enliven capital stock or Imara common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined company’s name to Enliven Therapeutics, Inc. upon the closing of the Merger; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Enliven board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

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the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Enliven and the ability of Enliven to obtain financing in the future in the event the Merger is not completed;

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the risk that future sales of common stock by existing Imara stockholders may cause the price of Imara common stock to fall, thus reducing the potential value of Imara common stock received by Enliven stockholders following the Merger;

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the exchange ratio used to establish the number of shares of Imara’s common stock to be issued to Enliven’s stockholders in the Merger is reasonable and appropriately measures the per share value of Enliven and Imara, including by accounting for adjustments due to Imara’s cash balance and the gross proceeds of the Enliven pre-closing financing, and their respective outstanding capital stock at closing (subject to certain limitations);

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the termination fee payable by Enliven to Imara upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Enliven’s stockholders;

•	the potential reduction of Imara’s net cash prior to the closing;

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the possibility that Imara could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

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the possibility that the Merger might not be completed in a timely manner or at all, for a variety of reasons, such as the failure of Imara to obtain the required stockholder vote or the failure of Enliven to close the Enliven pre-closing financing, and the potential adverse effect on the reputation of Enliven and the ability of Enliven to obtain financing in the future in the event the Merger is not completed;

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the costs involved in connection with completing the Merger, the time and effort of Enliven senior management required to complete the Merger, the related disruptions or potential disruptions to Enliven’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Enliven, and related administrative challenges associated with combining the companies;

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the additional expenses and obligations to which Enliven’s business will be subject following the Merger that Enliven has not previously been subject to, and the operational changes to Enliven’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing;

•	the ongoing liability under the Asset Purchase Agreement that would remain with Imara and the combined company following the closing; and

•	various other risks associated with the combined company and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Enliven board of directors in its consideration of the Merger Agreement and the transactions contemplated. The Enliven board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Enliven board of directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of Imara’s Financial Advisor

Introduction

Imara retained SVB Securities as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, Imara’s board of directors requested that SVB Securities evaluate the fairness, from a financial point of view, to Imara of the exchange ratio proposed to be paid by Imara pursuant to the terms of the Merger Agreement. On October 13, 2022, SVB Securities rendered to Imara’s board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 13, 2022, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the exchange ratio proposed to be paid by Imara pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Imara. In providing its opinion, SVB Securities noted that the exchange ratio is subject to certain adjustments set forth in the Merger Agreement, and SVB Securities expressed no opinion as to any such adjustments.

The full text of the written opinion of SVB Securities, dated October 13, 2022, which describes the assumptions made and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the written opinion of SVB Securities set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex B. SVB Securities’ financial advisory services and opinion were provided for the information and assistance of Imara’s board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of Imara’s board of directors’ consideration of the Merger and the opinion of SVB Securities addressed only the fairness, from a financial point of view, as of the date thereof, to Imara of the exchange ratio proposed to be paid by Imara pursuant to the terms of the Merger Agreement. The opinion of SVB Securities did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of Imara as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or the other transactions contemplated by the Merger Agreement or any other matter.

The full text of the written opinion of SVB Securities should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, SVB Securities reviewed, among other things:

•	a draft of the Merger Agreement, dated October 13, 2022;

•	a draft of the form of CVR Agreement to be entered into prior to the closing of the transaction by Imara and a rights agent, dated October 13, 2022;

•	Imara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed by Imara with the SEC;

•	Imara’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022 (including any amendments thereto), as filed by Imara with the SEC;

•	certain Current Reports on Form 8-K (including any amendments thereto), as filed by Imara with, or furnished by Imara to, the SEC;

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certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Imara, as furnished to SVB Securities by the management of Imara; and

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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Enliven, including certain financial forecasts, analyses and projections relating to Enliven prepared by management of Enliven, as modified by management of Imara and furnished to, and approved for use by, SVB Securities by Imara for purposes of SVB Securities’ analysis, as described below under “—Certain Unaudited Financial Projections” which are referred to in this summary of the opinion of SVB Securities as the Enliven Forecast, and which are collectively referred to in this summary of the opinion of SVB Securities as the Internal Data.

SVB Securities also conducted discussions with members of the senior management of Imara and Enliven and their respective advisors and representatives regarding the Internal Data as well as the past and current business, operations, financial condition and prospects of each of Imara and Enliven. In addition, SVB Securities reviewed certain financial data for Enliven and compared that data to similar publicly available market, financial and other data for certain other companies, the securities of which are publicly traded, that SVB Securities believed to be comparable in certain respects to Enliven. SVB Securities also conducted such other financial studies and analyses and took into account such other information as SVB Securities deemed appropriate.

SVB Securities assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by SVB Securities for purposes of its opinion and, with Imara’s consent, SVB Securities relied upon such information as being complete and accurate. In that regard, SVB Securities was advised by Imara, and assumed, at Imara’s direction, that the Internal Data (including, without limitation, the Enliven Forecast) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Imara and Enliven as to the matters covered thereby and SVB Securities relied, at Imara’s direction, on the Internal Data for purposes of SVB Securities’ analysis and its opinion. SVB Securities expressed no view or opinion as to the Internal Data (including, without limitation, the Enliven Forecast) or the assumptions on which they were based. Imara’s board of directors was aware that the management of Imara did not provide SVB Securities with, and SVB Securities did not otherwise have access to, financial forecasts regarding Imara’s business, other than the expense forecasts described above. Accordingly, SVB Securities did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Imara. In addition, at Imara’s direction, SVB Securities did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Imara or Enliven, nor was SVB Securities furnished with any such evaluation or appraisal, and SVB Securities was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Imara or Enliven. Furthermore, at Imara’s direction, SVB Securities ascribed no value to the contingent value rights issuable pursuant to the CVR Agreement.

SVB Securities assumed, at Imara’s direction, that the final executed Merger Agreement would not differ in any respect material to SVB Securities’ analysis or its opinion from the last draft of the Merger Agreement reviewed by SVB Securities. SVB Securities also assumed, at Imara’s direction, that the representations and warranties made by Enliven and Imara and Merger Sub in the Merger Agreement and the related agreements were and would continue to be true and correct in all respects material to SVB Securities’ analysis. Furthermore, SVB Securities assumed, at Imara’s direction, that the Merger would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Securities’ analysis or SVB Securities’ opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to SVB Securities’ analysis or SVB Securities’ opinion. SVB Securities did not evaluate and did not express any opinion as to the solvency or fair value of Imara or Enliven, or their respective abilities to pay their obligations when they come due, or as to the impact of the Merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. SVB Securities is not a legal, regulatory, tax or accounting advisor, and SVB Securities expressed no opinion as to any legal, regulatory tax or accounting matters.

The opinion of SVB Securities expressed no view as to, and did not address, Imara’s underlying business decision to proceed with or effect the Merger, or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Imara or in which Imara might engage. The opinion of SVB Securities was limited to and addressed only the fairness, from a financial point of view, as of the date of its opinion, to Imara of the exchange ratio proposed to be paid by Imara pursuant to the terms of the Merger Agreement. SVB Securities was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the other transactions contemplated by the Merger Agreement, including, without limitation, the structure or form of the Merger or the other transactions contemplated by the Merger Agreement, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Merger or the other transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the Merger or any other term or aspect of the Merger to, or any consideration to be received in connection therewith by, or the impact of the Merger on, the holders of any class of securities, creditors or other constituencies of Imara or any other party. In addition, SVB Securities expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Imara or any other party, or class of such persons in connection with the Merger or the other transactions contemplated by the Merger Agreement, whether relative to the exchange ratio to be paid by Imara pursuant to the terms of the Merger Agreement or otherwise. The opinion of SVB Securities was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to SVB Securities as of, the date of its written opinion, and SVB Securities does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. SVB Securities’ opinion does not constitute a recommendation to any stockholder of Imara as to whether or how such stockholder should vote with respect to the Merger or otherwise act with respect to the Merger or the other transactions contemplated by the Merger Agreement or any other matter.

SVB Securities’ financial advisory services and its opinion were provided for the information and assistance of the Imara board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Merger and the other transactions contemplated by the Merger Agreement. SVB Securities’ opinion was approved by the SVB Securities LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by SVB Securities and reviewed with Imara’s board of directors in connection its opinion, which was delivered orally to the Imara board of directors on October 13, 2022 and subsequently confirmed in its written opinion, dated October 13, 2022. For purposes of the analyses described below, SVB Securities was directed to rely upon the Internal Data, including the Enliven Forecast. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, SVB Securities, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by SVB Securities. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, SVB Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, SVB Securities believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying SVB Securities’ financial analyses and its opinion.

SVB Securities may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of SVB Securities as to the actual value of Imara. In its analyses, SVB Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Imara or any other parties to the Merger and the other transactions contemplated by the Merger Agreement. None of Imara, Enliven, Merger Sub, SVB Securities or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Imara or Enliven do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2022 and is not necessarily indicative of current market conditions.

SVB Securities’ financial analyses and opinion were only one of many factors taken into consideration by the Imara board of directors in its evaluation of the Merger, as described in the section titled “The Merger—Imara Reasons for the Merger” beginning on page 172 of this proxy statement/prospectus. Consequently, the analyses described above should not be viewed as determinative of the views of Imara’s board of directors or Imara’s management with respect to the exchange ratio or as to whether Imara’s board of directors would have been willing to determine that a different exchange ratio was fair. The exchange ratio, as well as the type of consideration payable in the Merger, was determined through arm’s-length negotiations between Imara and the Enliven and was approved by Imara’s board of directors. SVB Securities provided advice to Imara during these negotiations. However, SVB Securities did not recommend any specific exchange ratio or other financial terms to Imara or Imara’s board of directors or that any specific exchange ratio or other financial terms constituted the only appropriate consideration for the Merger.

In preparing its analysis, SVB Securities took into account that the exchange ratio contained in the Merger Agreement is calculated by attributing equity values of $92,250,000 and $324,647,473 to Imara and Enliven, respectively, subject to certain adjustments set forth in the Merger Agreement and before giving effect to the pre-closing financing of Enliven. SVB Securities expressed no opinion as to any such adjustments. For purposes of its analysis, SVB Securities utilized the estimated exchange ratio of approximately 1.1580 shares of Imara common stock for each share of Enliven, based on Imara’s and Enliven’s respective capitalization as of October 13, 2022.

Valuation Analysis – Discounted Cash Flow

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period. A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is a preclinical product. SVB Securities performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Enliven was forecasted to generate from January 1, 2023 through December 31, 2045, which unlevered, after-tax free cash flows were derived from the Financial Projections on which SVB Securities relied. SVB Securities estimated the net present value of unlevered, after-tax free flows after fiscal year 2045 by assuming an annual decline ranging from 30% to 50% of such cash flows in perpetuity, at the direction of Imara management. These cash flows were discounted to present value as of January 1, 2023, using a discount rate ranging from 11% to 13%, determined based on SVB Securities’ professional judgment and experience, and adjusted for an estimated net cash balance of $69.0 million as of December 31, 2022 as provided by management of Enliven.

This analysis resulted in an implied equity value for Enliven of approximately $655 million to $840 million and a corresponding implied exchange ratio of approximately 2.3363x to 2.9962x.

Other Factors

As additional factors not part of its financial analyses but noted for reference purposes, SVB Securities reviewed publicly available information relating to the market capitalization of certain U.S.-listed publicly traded companies whose lead products at the time of this analysis were (1) selective small molecule therapeutics to treat solid tumors or hematological malignancies and (2) in early clinical development, selected based on SVB Securities’ professional judgment and experience. SVB Securities noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Enliven, none of the companies had the same management, make-up, technology, size or mix of businesses as Enliven and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Enliven.

SVB Securities calculated the aggregate enterprise value of each of the Selected Companies based upon the closing price of the common stock of each Selected Company on October 12, 2022 and the fully-diluted number of shares outstanding, using the treasury stock method. Using the 25th and 75th percentile of the Selected Companies, SVB Securities derived an enterprise value range for Enliven and then added Enliven’s estimated net cash for year ending December 31, 2022 of $69.0 million to derive adjusted equity values for Enliven. SVB Securities then applied a 20% illiquidity discount to the derived adjusted equity values for Enliven. This analysis resulted in a range of implied adjusted equity valuations for Enliven of approximately $165 million to $895 million.

SVB Securities compared this range of implied adjusted equity valuations to the proposed Enliven valuation of $324.6 million based on the proposed valuation and ownership ratio in the Merger Agreement and also compared the resulting implied exchange ratio range of 0.5885x to 3.1924x to the exchange ratio.

General

SVB Securities is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. SVB Securities has provided certain investment banking services to Imara from time to time, for which it has received compensation. In the past two years, SVB Securities served as a financial advisor to Imara on the Asset Sale and as a joint book-running manager for Imara’s 2021 follow-on equity offering, for which it received aggregate fees of approximately $2.2 million. In the ordinary course of business, SVB Securities and its affiliates have in the past provided, currently are providing and may in the future provide investment banking and commercial banking services to Imara, Enliven or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of their trading and brokerage activities, SVB Securities or its affiliates have in the past and may in the future hold positions, for their own account or the accounts of their customers, in equity, debt or other securities of Imara, Enliven or their respective affiliates.

Consistent with applicable legal and regulatory requirements, SVB Securities has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, SVB Securities’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Imara and the Merger and other participants in the Merger that differ from the views of SVB Securities’ investment banking personnel.

Imara’s board of directors selected SVB Securities to act as Imara’s financial advisor in connection with the Merger based on SVB Securities’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Imara and its business. SVB Securities is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and the other transactions contemplated by the Merger Agreement.

In connection with SVB Securities’ services as financial advisor to Imara, Imara has agreed to pay SVB Securities an aggregate fee of $2.5 million, $750,000 of which became payable upon the rendering by SVB Securities of the opinion on October 13, 2022 and the remainder of which is payable contingent upon consummation of the Merger (and against which $500,000 of the fee payable to SVB Securities in connection with the Asset Sale is creditable). In addition, Imara has agreed to reimburse certain of SVB Securities’ expenses arising, and to indemnify SVB Securities against certain liabilities that may arise, out of SVB Securities’ engagement. The terms of the fee arrangement between SVB Securities and Imara, which are customary in transactions of this nature, were negotiated at arm’s length between SVB Securities and Imara, and the Imara board of directors was aware of the arrangement, including the fact that a significant portion of the fee payable to SVB Securities is contingent upon the completion of the Merger and the other transactions contemplated by the Merger Agreement.

Certain Unaudited Financial Projections

As a matter of course, Imara does not publicly disclose long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. However, in connection with the evaluation of the Merger by Imara’s board of directors, the Enliven Forecast was prepared by the management of Enliven and provided to the management of Imara, and then adjusted by the management of Imara (such adjusted projections are referenced in this section as the Financial Projections) solely for use by SVB Securities in connection with the rendering of its fairness opinion and performing its related financial analyses, as described below under “—Opinion of Imara’s Financial Advisor.” A summary of the Financial Projections is set forth below.

The inclusion of the Financial Projections should not be deemed an admission or representation by Imara, SVB Securities, Enliven or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such Financial Projections. The Financial Projections are not included to influence your views on the Merger and are summarized in this proxy statement/prospectus solely to provide stockholders access to certain non-public information considered by Imara’s board of directors in connection with its evaluation of the Merger and provided to Imara’s financial advisor, SVB Securities, to assist with its financial analyses as described in the section titled “—Opinion of Imara’s Financial Advisor.” The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Enliven in this proxy statement/prospectus.

The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The accompanying prospective financial information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither the independent registered public accounting firm of Imara nor Enliven nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Imara nor Enliven nor any other independent accountant expresses an opinion or provides any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Ernst & Young LLP reports included and incorporated by reference in this proxy statement/prospectus relate to the previously issued financial statements of Imara. The reports do not extend to the Financial Projections and should not be read to do so. The Deloitte & Touche LLP report included by reference in this proxy statement/prospectus relate to the previously issued financial statements of Enliven. The report does not extend to the Financial Projections and should not be read to do so.

The Financial Projections include unlevered free cash flow, total adjusted global net sales and total operating income, which are “non-GAAP financial measures” and which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law. The Financial Projections were provided to SVB Securities in order for it to render its Opinion and to Imara’s board of directors in connection with its consideration of the Merger and the other transactions contemplated by the Merger Agreement and other strategic alternatives, and Imara believes it has an obligation to disclose such projections under Delaware law, including applicable case law, in order to provide a fair summary of certain of the financial analyses and substantive work of SVB Securities and because the Financial Projections were relied upon by Imara’s board of directors in connection with its consideration of the Merger and the other transactions contemplated by the Merger Agreement and other strategic alternatives. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the SVB Securities in connection with rendering its Opinion with respect to the Merger, as further described in the section titled “—Opinion of Imara’s Financial Advisor.” Accordingly, Imara has not provided a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures.

The financial projections prepared by Enliven and supplied to Imara were prepared solely for internal use as part of Enliven’s ongoing strategic planning processes and are subjective in many respects. As a result, the Financial Projections, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Enliven and Imara believe their respective assumptions to be reasonable, all financial projections are inherently uncertain, and Enliven and Imara expect that differences will exist between actual and projected results. Although presented with numerical specificity, the Financial Projections reflect numerous variables, estimates, and assumptions made by Enliven’s and Imara’s respective management at the time the initial financial projections were prepared by Enliven and adjusted by Imara, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Enliven’s and Imara’s control. In addition, the Financial Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the Financial Projections will prove accurate or that any of the Financial Projections will be realized.

Imara management and Imara’s board of directors believed that, while only forming a part of the analysis involved with the approval of the Merger and the related transactions and Imara’s board of directors’ recommendation of approval to Imara stockholders, it was nonetheless helpful to the process and determinations of Imara’s board of directors to review potential forecasted financial information given that Enliven is a clinical stage company and the performance of the combined company following the closing of the Merger would be contingent upon, in part, the market opportunity for Enliven, and as a result Imara management prepared the Financial Projections.

As noted above, Enliven provided certain forecasted financial information to Imara, but Imara management desired to take a more conservative approach with respect to certain of the forecasted financial information, including with respect to various of the underlying assumptions, and therefore Imara believed that a revised set of forecasts with adjusted assumptions would be more appropriate for Imara’s board of directors to consider in connection with evaluating the Merger, including for SVB Securities to use in connection with its financial analysis. In particular, the Financial Projections included certain assumptions relating to, among other things, Enliven’s and Imara’s respective expectations, which may not prove to be accurate, relating to the business, earnings, cash flow, assets, liabilities and prospects of Enliven, industry metrics and the regulatory and commercial probability of success and expenses adjusted on the basis thereof, including: peak market penetration rates, the time period to reach peak sales, cumulative probability of success, sales outside of the United States as a percentage of sales in the United States and costs of goods sold and other corporate costs. Imara management then made good faith adjustments to certain of such assumptions in preparing the Financial Projections, which were based on Imara management’s reasonable best estimates and facts and circumstances and information available at the time.

The Financial Projections are subject to many risks and uncertainties and you are urged to review the section titled “Risk Factors” for a description of risk factors relating to the Merger and Enliven’s business. You should Also read the section titled “Cautionary Statement Concerning Forward-Looking Statements and Market and Industry Data” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections.

The inclusion of the Financial Projections herein should not be regarded as an indication that Imara, SVB Securities, Enliven or any of their respective affiliates or representatives considered or consider the Financial Projections to be necessarily indicative of actual future events, and the Financial Projections should not be relied upon as such. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared. Some or all of the assumptions underlying the financial projections may have changed since the respective dates on which the financial projections were prepared. Imara and the combined company do not intend to, and disclaim any obligation to, update, correct, or otherwise revise the Financial Projections to reflect circumstances existing or arising after the date the Financial Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the Financial Projections are shown to be in error. Furthermore, the Financial Projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the Financial Projections.

The following table, which is subject to the financial projection statements above, presents (in millions) a summary of the Financial Projections, which represent the preliminary internal financial projections for Enliven as such financial projections were adjusted by the management of Imara solely for use by SVB Securities in connection with the rendering of its Opinion and performing related financial analysis and made available to Imara’s board of directors.

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E	E
Global Net Sales (1)	—	—	—	—	$37	$99	$134	$271	$362	$594	$730	$813	$861	$739	$714	$730	$746	$763	$346	$176	$82	$59	$45
Operating Income (2)	($35)	($44)	($58)	($65)	($57)	$8	$28	$120	$192	$352	$456	$520	$559	$472	$458	$468	$479	$489	$224	$114	$53	$38	$29
Unlevered Free Cash Flow (3)	($35)	($44)	($58)	($65)	($61)	$2	$25	$106	$160	$241	$328	$382	$415	$367	$346	$350	$357	$365	$210	$102	$49	$31	$23

(1)	Equal to total risk-adjusted global net sales.
(2)	Equal to total adjusted global net sales less cost of goods sold, research and development expenses, commercial expenses and general and administrative expense.
(3)	Unlevered free cash flow is defined as operating income after tax, less change in working capital.

Interests of Imara Directors and Executive Officers in the Merger

In considering the recommendation of Imara’s board of directors with respect to the Merger, holders of shares of Imara common stock should be aware that Imara’s executive officers and directors may have interests in the Merger that may be different from, or in addition to, those of Imara’s stockholders generally. These interests may create potential conflicts of interest. Imara’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger and to recommend that Imara’s stockholders vote in favor of the proposals.

Retention Awards

On May 5, 2022, Imara entered into retention agreements with Rahul D. Ballal, Ph.D., its President and Chief Executive and Michael P. Gray, its Chief Financial Officer and Chief Operating Officer. Imara amended and restated the retention agreement with Mr. Gray on May 18, 2022 and further amended the retention agreements with each of Dr. Ballal and Mr. Gray on September 6, 2022.

Pursuant to the retention agreements, Dr. Ballal and Mr. Gray are eligible to receive cash retention payments totaling up to $275,000 and $109,756, respectively. Fifty percent of the cash retention payments were paid by Imara to the applicable executive shortly following the execution of the Asset Purchase Agreement on September 6, 2022, in accordance with the terms of the applicable retention agreement. Dr. Ballal and Mr. Gray became entitled to the remaining fifty percent of the cash retention payments contemplated by the applicable retention agreement upon closing of the Asset Sale on November 10, 2022.

In addition, under the retention agreements, if Dr. Ballal and Mr. Gray remain employed by Imara on the date of the closing of the Merger, the exercise period for the outstanding stock options held by Dr. Ballal and Mr. Gray with an exercise price of less than $5.00 per share shall be modified so that the date that each applicable option may be exercised is extended to the earlier of (a) eighteen months following his respective cessation of employment from Imara and (b) the final exercise date for each such applicable stock option. In the case of Dr. Ballal, who is expected to continue as a director of the combined company, the applicable exercise period will be the later of 18 months following his cessation of employment from Imara or the exercise period that would otherwise apply following his termination of service as a director (but in either case not beyond the final exercise date for each such applicable stock option).

Severance Benefits

In connection with Imara’s initial hiring of Dr. Ballal, Imara entered into a letter agreement with him dated April 17, 2018, which was amended and restated on August 12, 2019 and September 23, 2019, and further amended on November 5, 2021. The current letter agreement, as amended, is referred to herein as the Ballal letter agreement. For more information on the Ballal letter agreement, please see the section titled “Imara Executive and Director Compensation – Letter Agreement with Rahul D. Ballal” elsewhere in this proxy statement/prospectus.

In the event that Dr. Ballal’s employment is terminated by Imara without cause or by Dr. Ballal with good reason within twelve months following a change of control, each as defined in the Ballal letter agreement, Dr. Ballal will be entitled, subject to his execution and nonrevocation of a release of claims in Imara’s favor and his continued compliance with certain restrictive covenants, to (i) continue receiving his then-current annual base salary for a period of eighteen months following the date his employment with Imara is terminated, (ii) reimbursement of COBRA premiums for health benefit coverage for a period of up to eighteen months following the date that his employment with Imara is terminated and (iii) one hundred and fifty percent of his annual bonus target amount for the year in which the termination occurs, payable as a lump sum. In addition, under the terms of the Ballal letter agreement or the applicable award agreements, Dr. Ballal will be entitled to full acceleration of vesting on all outstanding options and restricted stock units as of the date of such termination. Under the Ballal letter agreement, if payments and benefits payable to Dr. Ballal in connection with a change of control are subject to Section 4999 of the Code, then such payments and benefits will either be paid in full or be reduced so that the Section 4999 excise tax does not apply, whichever results in the better after-tax result for Dr. Ballal.

In connection with Imara’s initial hiring of Mr. Gray as its Chief Financial Officer and Chief Operating Officer, Imara entered into a letter agreement with him dated February 26, 2019, which was amended and restated on June 27, 2019 and September 23, 2019 and further amended on November 5, 2021. The current letter agreement, as amended, is referred to herein as the Gray letter agreement.

In the event that Mr. Gray’s employment is terminated by Imara without cause or by Mr. Gray with good reason within twelve months following a change of control, each as defined in the Gray letter agreement, Mr. Gray will be entitled, subject to his execution and nonrevocation of a release of claims in Imara’s favor and his continued compliance with certain restrictive covenants, to (i) continue receiving his then-current annual base salary for a period of twelve months following the date his employment with Imara is terminated, (ii) reimbursement of COBRA premiums for health benefit coverage for a period of up to twelve months following the date that his employment with Imara is terminated and (iii) one hundred percent of his annual bonus target amount for the year in which the termination occurs, payable as a lump sum. In addition, under the terms of the Gray letter agreement or the applicable award agreements, Mr. Gray will be entitled to full acceleration of vesting on all outstanding options and restricted stock units as of the date of such termination. Under the Gray letter agreement, if payments and benefits payable to Mr. Gray in connection with a change of control are subject to Section 4999 of the Code, then such payments and benefits will either be paid in full or be reduced so that the Section 4999 excise tax does not apply, whichever results in the better after-tax result for Mr. Gray.

The severance payments (other than the COBRA reimbursement) that Mr. Gray is eligible to receive in any calendar year under the Gray letter agreement will be reduced, but not below $1,000, by the amount of garden leave pay received by Mr. Gray in the same calendar year under the restrictive covenant agreement he entered into with Imara described further under a separate Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreements Imara entered into with Mr. Gray.

In order to facilitate the treatment of Dr. Ballal and Mr. Gray as Imara stockholders with respect to their outstanding equity awards (including benefitting from payments to be made under the CVR), Imara’s board of directors intends to accelerate the vesting of their outstanding equity awards prior to the Merger, irrespective of whether Dr. Ballal or Mr. Gray has experienced a qualifying termination under their letter agreements. Additionally, similar vesting may be extended to other employees who remain employed through the period prior to the closing of the Merger.

The below table sets forth the payments and benefits payable to each of Imara’s executive officers in connection with certain expected actions of Imara’s board of directors and certain terminations following a change of control and retention payments payable to Imara’s executive officers in connection with the Asset Sale and the Merger.

	Payments
Employee	Retention (1)	Severance (2)	COBRA (2)(3)	Acceleration of Stock Options (2)(4)	Acceleration of Restricted Stock Units (2)(5)	Total
Rahul D. Ballal	$275,000	$1,237,500	—	$373,176	$554,508	$2,440,184
Michael Gray	109,756	672,980	31,299	111,754	166,057	1,091,846

TOTAL	$384,756	$1,910,480	$31,299	$484,930	$720,565	$3,532,030

(1)

Fifty percent of cash retention payments disclosed herein were paid by Imara to the applicable executive shortly following the execution of the Asset Purchase Agreement on September 6, 2022. Dr. Ballal and Mr. Gray became entitled to the remaining fifty percent of the cash retention payments contemplated by the applicable retention agreement upon closing of the Asset Sale on November 10, 2022.

(2)

The benefits disclosed herein are payable upon termination of the applicable executive’s employment by Imara without cause or upon such executive’s resignation with good reason, in either case within twelve months following a change of control. The closing of the Asset Sale and the closing of the Merger each constitutes a change of control for purposes of such payments.

(3)	COBRA payments are estimates based on the employees’ current election of healthcare benefits.
(4)

The value of each share subject to an option to purchase common stock that would be accelerated in the circumstances described above equals $4.22 per share (the closing price on November 3, 2022), minus the exercise price per share.

(5)	The value of each share of restricted stock unit that would be accelerated in the circumstances described above equals $4.22 per share (the closing price on November 3, 2022).

Following the closing of the Merger, Imara expects to incur approximately $2.4 million in cash severance obligations, which includes approximately $1.9 million payable to the executive officers and directors above and $0.5 million payable to Imara’s other employees.

Board Member Affiliations

The board of directors of Imara considered that David Bonita, M.D., a director of Imara, is a member of OrbiMed Advisors LLC, which is referred to collectively, together with its affiliates and affiliated investment entities (including OrbiMed Private Investments VII, L.P., OrbiMed Genesis Master Fund, L.P. and The Biotech Growth Trust PLC) as OrbiMed, and that OrbiMed is a stockholder of both Enliven and Imara, and that (i) OrbiMed Private Investments VII, L.P. and OrbiMed Genesis Master Fund, L.P. will receive proceeds as a result of the Merger akin to other stockholders of Enliven, (ii) Dr. Bonita serves as a representative of OrbiMed on Imara’s board of directors, (iii) OrbiMed participated in the Enliven pre-closing financing and (iv) Rishi Gupta, a director of Enliven who is affiliated with OrbiMed, will be appointed to Imara’s board of directors in connection with the Merger.

Ownership Interests

As of October 13, 2022, Imara’s directors and executive officers beneficially owned, in the aggregate, approximately 35.1% of the shares of Imara’s common stock, which for purposes of this subsection excludes any shares of common stock issuable upon exercise or settlement of stock options to purchase shares of Imara’s common stock or restricted stock units held by such individual. Certain of Imara’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 219 of this proxy statement/prospectus.

Treatment of Stock Options and Restricted Stock Units

As of November 3, 2022, Imara’s non-employee directors collectively owned unvested stock options to purchase 100,724 shares of Imara’s common stock. Each of these stock options was accelerated in full upon closing of the Asset Sale on November 10, 2022.

As of November 3, 2022, Dr. Ballal owned unvested stock options to purchase 284,127 shares of Imara’s common stock and unvested restricted stock units representing the right to acquire 131,400 shares of Imara’s common stock, and Mr. Gray owned unvested stock options to purchase 115,860 shares of Imara’s common stock and unvested restricted stock units representing the right to acquire 39,350 shares of Imara’s common stock. The treatment of stock options and restricted stock units held by Imara’s executive officers is described above under “—Severance Benefits.”

Management Following the Merger

As described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Merger,” one of Imara’s existing directors, who is expected to be Dr. Ballal, will continue as a director of the combined company after the effective time of the Merger, and, following the closing of the

Merger, will be eligible to be compensated as a non-employee director of Imara pursuant to the Imara non-employee director compensation policy that is expected to remain in place following the effective time of the Merger.

Indemnification of Officers and Directors

Imara has entered into indemnification agreements with each of Imara’s current directors and executive officers. These agreements require Imara to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Imara, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. These indemnification agreements terminate, which respect to each indemnitee, upon the later of (i) ten years after the date on which such indemnitee ceases to serve as an officer of director of Imara or (ii) one year after the final termination of any proceeding then pending in respect of which such indemnitee is granted rights of indemnification or advancement of expenses thereunder and of any proceeding (including any appeal thereof) commenced by such indemnitee pursuant to certain specified terms of the indemnification agreement relating thereto. In addition, pursuant to the terms of the Merger Agreement, Imara has agreed to purchase a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Imara’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the effective time of the Merger with respect to any claim related to any period of time at or prior to the effective time of the Merger, with terms, conditions, retentions and limits of liability to be mutually agreed by Imara and Enliven prior to the closing of the Merger (which approval will not be unreasonably withheld, conditioned or delayed), but that are no more favorable than the coverage provided under Imara’s existing policies as of the date of the Merger Agreement with respect to coverage of any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Imara by reason of him or her serving in such capacity that existed or occurred at or prior to the effective time of the Merger (including in connection with the Merger Agreement or the Merger).

Interests of Enliven Directors and Executive Officers in the Merger

In considering the recommendation of the Enliven board of directors with respect to approving the Merger, stockholders should be aware that Enliven’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Enliven stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of Enliven was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Enliven stockholders approve the Merger Agreement and the Merger as contemplated by this proxy statement/prospectus.

Board Member Affiliations

The board of directors of Enliven considered that Rishi Gupta, a director of Enliven, is affiliated with OrbiMed and that OrbiMed is a stockholder of Enliven and Imara, and that (i) OrbiMed Private Investments VII, L.P. and OrbiMed Genesis Master Fund, L.P. will receive proceeds as a result of the Merger akin to other stockholders of Enliven, (ii) OrbiMed has a representative serving on Imara’s board of directors, (iii) OrbiMed participated in the Enliven pre-closing financing and (iv) Mr. Gupta will be appointed to Imara’s board of directors in connection with the Merger.

Ownership Interests

As of October 15, 2022, Enliven’s current directors and executive officers beneficially owned, in the aggregate, approximately 71.8% of the shares of Enliven capital stock, which for purposes of this subsection excludes any Enliven shares issuable upon exercise or settlement of Enliven stock options held by such individual. Each of

Enliven’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 219 of this proxy statement/prospectus.

Treatment of Enliven Options

In connection with the Merger, each stock option granted under the Enliven 2019 Plan that is outstanding immediately prior to the effective time of the Merger, will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan.

The table below sets forth information regarding the Enliven stock options held as of October 15, 2022 by each of Enliven’s current executive officers and directors. The number of shares of common stock underlying such options will be adjusted appropriately to reflect the proposed reverse stock split.

Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Weighted Average Exercise Price of Unvested Options
Executive Officers
Helen Collins, M.D.	304,006	$0.73	668,814	$0.73
Benjamin Hohl	259,066	$0.73	629,161	$0.73
Sam Kintz, M.B.A.	1,357,745	$0.52	1,180,046	$0.58
Joseph P. Lyssikatos, Ph.D.	867,221	$0.39	600,335	$0.44
Anish Patel, Pharm.D.	128,637	$0.62	215,451	$0.65
Non-Employee Directors
Jacob Bauer	5,000	$0.73	55,000	$0.73
Mika Derynck, M.D.	86,355	$0.73	209,721	$0.73
Rishi Gupta	0	$—	0	$—
Richard Heyman, Ph.D.	5,833	$0.73	64,167	$0.73
Andrew Philips, Ph.D.	0	$—	0	$—
Andrew Schwab, Ph.D.	0	$—	0	$—

Management Following the Merger

As described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Merger,” Enliven’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.

Limitations of Liability and Indemnification

For a discussion of the indemnification and insurance provisions related to the Enliven directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 211 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub, a wholly owned subsidiary of Imara formed by Imara in connection with the Merger, will merge with and into Enliven, with Enliven surviving as a wholly owned subsidiary of Imara.

Merger Consideration

At the effective time of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Enliven common stock (including shares of Enliven common stock to be issued upon conversion of Enliven preferred stock and including shares of Enliven common stock to be issued in the Enliven pre-closing financing, but excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Imara common stock equal to the exchange ratio described in more detail below.

Fractional Shares

No fractional shares of Imara common stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Imara. Any fractional shares of Imara common stock resulting from the conversion of Enliven capital stock into the right to receive a number of shares of Imara common stock equal to the exchange ratio or from the settlement of Enliven options pursuant to the Merger Agreement (after aggregating all fractional shares of Imara common stock issuable to such holder) will be rounded down to the nearest whole share of Imara common stock, with cash being paid in lieu of such fractional shares of Imara common stock eliminated by such rounding.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing Imara and Enliven securityholders a percentage of the combined company. Based on Imara’s and Enliven’s capitalization as of October 13, 2022, the exchange ratio is estimated to be equal to approximately 1.1580 shares of Imara common stock. This estimate is subject to adjustment prior to closing of the Merger for net cash at the cash determination time and the aggregate amount of Enliven common stock sold in the Enliven pre-closing financing (and as a result, Imara securityholders could own more, and Enliven securityholders could own less, or vice versa, of the combined company).

Based on the estimates set forth above, and certain other assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, and (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement, Imara securityholders would own approximately 15.9% of the common stock of the combined company on a fully-diluted basis and Enliven securityholders, including those purchasing shares in the Enliven pre-closing financing, would own approximately 84.1% of the common stock of the combined company on a fully-diluted basis. For more information on the Enliven pre-closing financing, please see the section titled “Agreements Related to the Merger—Enliven Common Stock Purchase Agreement” beginning on page 220 in this proxy statement/prospectus.

The exchange ratio formula is the quotient obtained by dividing the number of Enliven merger shares (defined below) by the Enliven outstanding shares (defined below), in which:

•	“Imara allocation percentage” means the quotient determined by dividing (i) the Imara valuation by (ii) the aggregate valuation.

•

“Imara outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement, the sum of (i) the total number of shares of Imara common stock issued and outstanding immediately prior to the effective time of the Merger expressed on a fully-diluted and as-converted basis, and (ii) the total number of shares of Imara common stock that are issuable upon exercise of options with a per share exercise price that is less than or equal to $10.00 (as adjusted for the reverse stock split) that are outstanding immediately prior to the effective time of the Merger.

•	“Imara valuation” means (i) an amount equal to Imara’s net cash, plus (ii) $10 million dollars.

•	“aggregate valuation” means the sum of the (i) Enliven valuation, plus (ii) the Imara valuation.

•	“Enliven allocation percentage” means the quotient determined by dividing (i) the Enliven valuation by (ii) the aggregate valuation.

•	“Enliven merger shares” means the product determined by multiplying (i) the post-closing Imara shares by (ii) the Enliven allocation percentage.

•

“Enliven outstanding shares” means the total number of shares of Enliven common stock outstanding immediately prior to the effective time of the Merger (after giving effect to the Enliven pre-closing financing and the conversion of Enliven preferred stock into Enliven common stock) expressed on a fully-diluted and as-converted to Enliven common stock basis and assuming, without limitation or duplication, the issuance of all shares of Enliven common stock that would be issued assuming the acceleration and exercise and conversion of all Enliven stock options outstanding as of immediately prior to the effective time.

•	“Enliven valuation” means $324.6 million, plus an amount equal to the gross proceeds of the Enliven pre-closing financing.

•	“Post-closing Imara shares” mean the quotient determined by dividing (i) the Imara outstanding shares by (ii) the Imara allocation percentage.

Calculation of Imara’s Final Net Cash

Pursuant to the terms of the Merger Agreement, Imara’s “final net cash” means, as of the cash determination time (which is as of the close of business on the last business day prior to the anticipated closing date of the Merger) the sum (without duplication) of the following:

•	Imara’s unrestricted cash, cash equivalents, and marketable securities;

•	Any pending but unpaid tax refund owed to Imara; and

•

50% of any costs or expenses, including attorney’s fees or settlement costs, incurred or paid in connection with any litigation against Imara in connection with the Merger or any other actual or contemplated financing, change of control transaction or similar matter.

Minus the sum (without duplication) of the following:

•	Imara’s accrued and unpaid accounts payable and other accrued and unpaid expenses (other than transaction expenses);

•

Imara’s unpaid transaction expenses (including the cash cost of any change of control, bonus, severance (voluntary or otherwise) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) that become due and payable at or prior to the effective time of the Merger as a result of the Merger or the transactions contemplated by the Merger Agreement or any other any actual or contemplated underwriting, equity, or debt financing, refinancing, recapitalization, change in control transaction, business combination transaction, sale of assets, licensing or similar matter undertaken or pursued by such person prior to the effective time, including in connection with the transactions contemplated by the Asset Purchase Agreement or any similar disposition agreement;

•

Imara’s unpaid indebtedness for borrowed money, liabilities evidenced by bonds, debentures, notes or similar instruments, liabilities upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services), liabilities in respect of liabilities of others that are secured by any lien or security interest on Imara’s property, liabilities under capital leases, liabilities for any accrued but unpaid taxes related to a pre-closing tax period, including any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) elected to be deferred pursuant to Section 2302 of the CARES Act, for any employer portion payroll or employment taxes incurred in connection with the Merger or similar matters, including tax liabilities in connection with the Asset Purchase Agreement, and guarantees relating to any of the foregoing;

•	Any contractual commitments for future payments by Imara that become payable on or prior to the one year anniversary of the closing date of the Merger (excluding certain identified contracts); and

•

50% of the amount of costs or expenses, including attorney’s fees or settlement costs, to be, or reasonably expected to be, incurred or paid following the cash determination time in connection with any litigation outstanding as of the cash determination time against Imara or any of its directors or officers in connection with the Merger or the transactions contemplated by the Merger Agreement or any other any actual or contemplated underwriting, equity, or debt financing, refinancing, recapitalization, change in control transaction, business combination transaction, sale of assets, licensing or similar matter undertaken or pursued by such person prior to the effective time of the Merger, including in connection with the transactions contemplated by the Asset Purchase Agreement or any similar disposition agreement.

Not less than ten business days prior to the anticipated closing date of the Merger, Imara will deliver to Enliven a draft net cash schedule setting forth, in reasonable detail, Imara’s good faith estimated calculation of its net cash at the cash determination time and the exchange ratio, together with the relevant work papers and back-up materials used or useful in preparing the net cash schedule. Imara will consider in good faith any comments provided by Enliven within four business days of the delivery of the draft net cash schedule.

Not less than four (but no more than six) business days prior to the anticipated closing date of the Merger, Imara will deliver to Enliven a proposed final net cash schedule, prepared and certified by Imara’s Chief Financial Officer (or if there is no Chief Financial Officer, the Chief Executive Officer), together with the relevant work papers and back-up materials used or useful in preparing the net cash schedule, which such proposed final net cash schedule will be subject to the agreement and consent of Enliven.

Within three calendar days after delivery of such proposed final net cash schedule, Enliven will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Imara (referred to herein as a dispute notice). Any dispute notice will identify in reasonable detail each item in dispute and Enliven’s proposed revisions to Imara’s net cash schedule. On the fourth calendar day following the delivery of the proposed final net cash schedule, if Enliven does not dispute the proposed final net cash schedule, it will become final and binding on all parties.

If Enliven disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within two calendar days of the anticipated closing date of the Merger, any remaining disagreements will be referred to an independent auditor of recognized national standing jointly selected by Imara and Enliven which is not serving as auditor of either Imara or Enliven. The determination of the amount of net cash made by such accounting firm shall be final and binding on Imara and Enliven.

Imara’s net cash balance is subject to numerous factors, some of which are outside of Imara’s control. The actual amount of net cash will depend significantly on the timing of the closing of the Merger. In addition, the closing of the Merger could be delayed if Imara and Enliven are not able to agree upon the amount of Imara’s net cash as of the cash determination time.

Procedures for Exchanging Enliven Stock Certificates

At or immediately prior to the effective time of the Merger, Imara will deposit with Computershare Trust Company, N.A. or another bank or trust company designated by Imara and reasonably acceptable to Enliven, as the exchange agent, (i) certificates representing the shares of Imara common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Enliven common stock, (ii) cash payable in lieu of fractional shares of Imara common stock otherwise issuable pursuant to the terms of the Merger Agreement, and (iii) any dividends or distributions to which pre-closing holders of Enliven common stock may be entitled to under the terms of the Merger Agreement.

As soon as reasonably practicable after the effective time of the Merger, the exchange agent will mail to each record holder of Enliven capital stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates, if applicable, in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Imara, the record holder of such Enliven capital stock will be entitled to receive in exchange therefor a stock certificate or book-entry shares representing the number of whole shares of Imara common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Enliven common stock or Enliven preferred stock will be canceled.

After the effective time of the Merger, each certificate representing Enliven common stock or Enliven preferred stock that has not been surrendered will represent only the right to receive shares of Imara common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days unless any conditions remain unsatisfied or unwaived) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Enliven stockholders and the approval by the Imara stockholders of the issuance of Imara common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Imara and Enliven and specified in the certificate of merger. Neither Imara nor Enliven can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, Imara must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Imara common stock to Enliven’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC.

Additionally, completion of the Merger is subject to approval under the HSR Act. Imara and Enliven have agreed to use their respective commercially reasonable efforts to achieve expiration or termination of the waiting periods under the HSR Act and to obtain any other required government clearances or approvals under any federal, state or foreign antitrust laws. Under the Merger Agreement, the Merger cannot be completed until the waiting period (and any extensions thereof), if any, applicable to the Merger under the HSR Act has expired or otherwise been terminated. The initial waiting period under the HSR Act is set to expire at 11:59 p.m., Eastern Time, on November 28, 2022.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences of the Merger to Enliven U.S. holders (as defined below) that exchange Enliven common stock for Imara common stock pursuant to the Merger, but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Enliven U.S. holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect an Enliven U.S. holder. Enliven has not sought and does not intend to seek any opinions of counsel or rulings from the IRS regarding the matters discussed below and, even if opinions of counsel were sought and obtained by Enliven, such opinions would not be binding upon the IRS or a court. Consequently, there can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Merger.

This discussion is limited to Enliven U.S. holders that hold Enliven common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to an Enliven U.S. holder’s particular circumstances, including the impact of the alternative minimum tax, the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to Enliven U.S. holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding Enliven common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Enliven common stock under the constructive sale provisions of the Code;

•	persons who hold or received Enliven common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Enliven common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Enliven common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Enliven common stock are acquired or disposed of other than in exchange for shares of Imara common stock in the Merger (such as through the exercise of dissenters’ rights), (b) the tax consequences to holders of convertible notes or options or warrants of Enliven, or (c) the tax consequences of the ownership of shares of Imara common stock following the Merger.

IT IS RECOMMENDED THAT ALL HOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, an “Enliven U.S. holder” is a beneficial owner of Enliven common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Characterization of the Merger

Imara and Enliven intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), Imara and Enliven also intend the Merger to qualify as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code. However, as previously noted above, no opinions of counsel or rulings from the IRS have been sought or will be sought regarding the intended tax treatment of the Merger and, even if opinions of counsel were sought and obtained by Enliven, such opinions would not be binding upon the IRS or a court. Consequently, there can be no assurance the IRS or a court will not take a position contrary to the intended tax treatment of the Merger. Enliven stockholders are encouraged to consult their own tax advisors concerning the intended characterization of the Merger as a “reorganization” under Section 368(a) of the Code and possibly also as a non-taxable exchange under Section 351(a) of the Code.

If the Merger does not qualify as either a “reorganization” within the meaning of Section 368(a) of the Code or as a non-taxable exchange within the meaning of Section 351(a) of the Code (including if the IRS successfully challenges the qualification of the Merger as such), then each Enliven U.S. holder would recognize gain or loss on the exchange of Enliven common stock for Imara common stock in the Merger equal to the difference between (x) the fair market value of the shares of Imara common stock received in exchange for the Enliven common stock plus any cash received in lieu of a fractional share and (y) such Enliven U.S. holder’s adjusted tax basis in the shares of Enliven common stock surrendered.

It is generally expected that the former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, will be in “control” of Imara immediately after the Merger (within the meaning of Section 368(c) of the Code) such that an Enliven U.S. holder’s exchange of Enliven common stock for Imara common stock pursuant to the Merger should qualify as a non-taxable exchange within the meaning of Section 351(a) of the Code for U.S. federal income tax purposes, although the number of shares of Imara common stock to be issued to Enliven stockholders in the Merger is dependent upon certain facts that will not be known until immediately prior to the effective time of the Merger. “Control” for purposes of Section 368(c) of the Code is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of each other class of stock of the corporation. If the Enliven stockholders, including stockholders that participate in the Enliven pre-

closing financing, take actions as part of a plan with the Merger or the Enliven pre-closing financing that would cause such stockholders to lose “control” of Imara immediately after the Merger within the meaning of Section 368(c) of the Code as interpreted by applicable case law and IRS guidance, such as a previously negotiated sale to a third party under certain circumstances, the Merger would not satisfy the requirements of Section 351 of the Code.

If the requirements of Section 351 of the Code are not satisfied, it is expected that the Merger should still qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code will depend on the actual facts and circumstances at and after the effective time of the Merger.

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code or as a non-taxable exchange within the meaning of Section 351(a) of the Code, the U.S. federal income tax consequences to Enliven U.S. holders should generally be the same.

The remainder of this discussion assumes that the Merger will be treated either as a “reorganization” within the meaning of Section 368(a) of the Code or as a non-taxable exchange within the meaning of Section 351(a) of the Code, or possibly as both.

Tax Treatment of Enliven U.S. Holders that Participate in the Merger

Assuming the Merger qualifies for the intended tax treatment described above, then except as described below with respect to the receipt of cash in lieu of a fractional share of Imara common stock, an Enliven U.S. holder will not recognize gain or loss upon the exchange of the holder’s Enliven common stock for Imara common stock. An Enliven U.S. holder will obtain an aggregate adjusted tax basis in the Imara common stock the holder receives in the Merger equal to the holder’s adjusted tax basis in the Enliven common stock exchanged therefor, reduced by the basis allocable to any fractional share of Imara common stock for which cash is received. The holding period of the shares of Imara common stock received by an Enliven U.S. holder in the Merger will include the holding period of the shares of Enliven common stock surrendered in exchange therefor. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Enliven common stock surrendered to the shares of Imara common stock received. Enliven U.S. holders of shares of Enliven common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Tax Treatment of Cash Received in Lieu of a Fractional Share of Imara Common Stock

An Enliven U.S. holder that receives cash in lieu of a fractional share of Imara common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. An Enliven U.S. holder will recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share of Imara common stock and the portion of the U.S. holder’s aggregate adjusted tax basis in the shares of Enliven common stock allocable to the fractional share. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Enliven U.S. holder’s holding period for the Enliven common stock surrendered in the Merger exceeds one year at the effective time of the Merger. Long-term capital gains of certain non-corporate holders of Enliven common stock, including individuals, are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Reporting Requirements

Assuming the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each Enliven U.S. holder who receives shares of Imara common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the

Enliven common stock exchanged and the amount of Imara common stock and cash received in exchange therefor. Enliven U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Enliven are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the Enliven U.S. holder’s tax basis in such holder’s Enliven common stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Enliven and Imara.

If the Merger qualifies as a non-taxable exchange within the meaning of Section 351(a) of the Code, current Treasury Regulations require certain Enliven U.S. holders who are “significant transferors” of Enliven common stock to comply with certain reporting requirements, including filing a statement with the IRS. Under Treasury Regulations Section 1.351-3, a significant transferor includes a person that transfers property to a corporation and receives stock of the transferee corporation in an exchange described in Section 351 of the Code if, immediately after the exchange, such person owns at least five percent (by vote or value) of the total outstanding stock of the transferee corporation and the stock owned by such person is publicly traded.

Enliven U.S. holders are urged to consult with their tax advisors to comply with these rules.

Backup Withholding and Information Reporting

An Enliven U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding on any payments of cash in lieu of fractional shares, unless such holder properly establishes an exemption or provides its correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

The foregoing summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Enliven U.S. holder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Anticipated Accounting Treatment

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Enliven will be deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger: (i) Enliven stockholders will own a substantial majority of the voting rights; (ii) Enliven will designate a majority (eight of nine) of the initial members of the board of directors of the combined company; and (iii) Enliven’s executive management team will become the management team of the combined company; and (iv) the combined company will be named Enliven Therapeutics, Inc. and be headquartered in Boulder, Colorado. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Enliven issuing stock to acquire the net assets of Imara. As a result of the Merger, the net assets of Imara will be recorded at their acquisition-date fair value in the financial statements of Enliven and the reported operating results prior to the Merger will be those of Enliven. See the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Nasdaq Stock Market Listing

Shares of Imara common stock are currently listed on The Nasdaq Global Select Market under the symbol “IMRA.” Imara has agreed to cause the shares of Imara common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the effective time.

In addition, under the Merger Agreement, each of Imara’s and Enliven’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Imara common stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger.

Enliven has filed a listing application for the combined company with Nasdaq. If the Nasdaq listing application is accepted, Imara and Enliven anticipate that the common stock of the combined company, which will be renamed to Enliven Therapeutics, Inc., will be listed on The Nasdaq Stock Market following the closing of the Merger under the trading symbol “ELVN.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4 or higher. As of                 , 2022, the bid price of Imara’s common stock was $                .

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Imara stockholders are not entitled to appraisal rights in connection with the Merger.

If the Merger is consummated, Enliven stockholders and beneficial owners who (1) do not vote in favor of or deliver a written consent adopting the Merger Agreement, (2) have not waived their right to appraisal, (3) continuously hold their shares from the date of making a demand for appraisal through the effective date of the Merger and (4) have otherwise complied with the applicable procedures and requirements set forth in Section 262 of the DGCL, which is hereinafter referred to as Section 262, are entitled to exercise appraisal rights in connection with the Merger under Section 262.

The discussion below is not a complete summary regarding Enliven’s stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of Section 262, which is accessible at the following publicly available website without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated herein by reference. In the event of any inconsistency between the information contained in this summary, and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of Enliven capital stock unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of shares of Enliven capital stock held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein. Stockholders and beneficial owners intending to exercise appraisal rights, or to preserve their right to do so, should carefully review Section 262. Failure to follow precisely any of the statutory procedures set forth in Section 262 will result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Enliven stockholders or beneficial owners exercise their appraisal rights under Delaware law

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available and shall include in such notice either a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost.

If the Merger is completed, following stockholder approval of the Merger, and no later than 10 days after the effective date of the Merger, Enliven will notify its stockholders entitled thereto that the Merger has been approved and that appraisal rights are available to any stockholder who is entitled to exercise appraisal rights, including by not having delivered a written consent to the adoption of the Merger Agreement. Such notice may, and, if given on or after the effective date of the Merger, shall, also notify such stockholders of the effective date of the Merger. If such notice did not notify stockholders of the effective date of the Merger, then Enliven will send a second notice notifying each of the stockholders of Enliven that are entitled to appraisal rights of the effective date of the Merger either before the effective date of the Merger or on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262(d)(2) of the DGCL and any beneficial owner who has demanded appraisal under Section 262(d)(3) of the DGCL. Holders of record or beneficial owners of shares of Enliven capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Enliven within 20 days after the date of giving a notice of appraisal rights (which may be sent following stockholder approval of the Merger), and that the shares subject to such appraisal demand must not have been voted, including by written consent, in favor of the Merger and adopting the Merger Agreement. A demand for appraisal must reasonably inform Enliven of the identity of the stockholder or the beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of the shares of Enliven capital stock held by such stockholder or beneficial owner. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must (1) reasonably identify the holder of record of the shares for which the demand is made, (2) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (3) provide an address at which such beneficial owner consents to receive notices given by Enliven and to be set forth on the verified list of persons who have demanded appraisal for their shares pursuant to Section 262(f) of the DGCL. Failure to deliver a written consent adopting the Merger Agreement will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Enliven Therapeutics, Inc., 6200 Lookout Road, Boulder CO 80301, Attention: General Counsel, and should be executed by, or on behalf of, the record holder of shares of Enliven capital stock. ALL DEMANDS MUST BE RECEIVED BY ENLIVEN WITHIN 20 DAYS AFTER THE DATE ENLIVEN SENDS A NOTICE TO ITS STOCKHOLDERS ENTITLED THERETO NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, AND THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER

The failure to deliver a written demand for appraisal within the time period specified above, will result in the loss of appraisal rights and such person will be entitled to receive the merger consideration for its shares of Enliven capital stock as provided for in the Merger Agreement.

To be effective, a demand for appraisal by a holder of shares of Enliven capital stock or beneficial owner must be made by, or in the name of, the registered stockholder or beneficial owner. In addition, the stockholder or beneficial owner must continuously hold or own, as applicable, the shares from the date of making the demand through the effective time.

At any time within 60 days after the effective time of the Merger, any person who has demanded an appraisal, but has neither commenced an appraisal proceeding nor joined an appraisal proceeding as a named party, has the right to withdraw such person’s demand and accept the merger consideration by delivering a written withdrawal to Enliven. No appraisal proceeding in the Delaware Court of Chancery, or the Delaware Court, will be dismissed as to any person without the approval of the Delaware Court, with such approval conditioned upon such terms as the Delaware Court deems just, including without limitation, a reservation of jurisdiction for any application to the Delaware Court made pursuant to Section 262(j) for expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal, provided, however, that this provision will not affect the right of any Enliven stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the merger consideration within 60 days after the effective time of the Merger.

If, following a demand for appraisal, a person has withdrawn such person’s demand for appraisal in accordance with Section 262, such person will have the right to receive the merger consideration for such person’s shares of Enliven capital stock.

Within 120 days after the effective date of the Merger, any person who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal rights have been received and the aggregate number of stockholders or beneficial owners holding or owning these shares, provided that, where a beneficial owner makes such demand, the record holder of such shares shall not be considered a separate stockholder holding such shares for the purpose of such aggregate number. This written statement will be given to the requesting person within ten days after such person’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any person who has properly and timely demanded appraisal and otherwise complied with Section 262 may file a petition in the Delaware Court demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a person other than the surviving corporation, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court, and Enliven, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court. Accordingly, persons who desire to have their shares of Enliven capital stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If, within 120 days after the effective time, no petition has been filed as required by Section 262, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the merger consideration under the Merger Agreement.

If a petition for appraisal is duly filed by a person other than the surviving corporation and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation, or the verified list. The Delaware Register in Chancery, if so ordered by the Delaware Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to all such person set forth on such verified list.

The Delaware Court is empowered to conduct a hearing upon the petition, and to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Delaware Court may dismiss the proceedings as to that person. Upon application by the surviving corporation or any person entitled to participate in the appraisal proceedings, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court , including any rules specifically governing appraisal proceedings. Through such proceedings, the Delaware Court will appraise the “fair value” of the shares taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, the surviving corporation has the right, at any time prior to the Delaware Court’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder of record and beneficial owner entitled to appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court and (2) interest accrued on the amount of the voluntary cash payment before such payment was made, unless such interest was paid at the time the voluntary cash payment is made. When the value is determined, the Delaware Court will direct the payment of the fair value, with interest thereon accrued during the pendency of the proceeding to the persons entitled to receive the same.

In determining fair value, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation.

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering exercising appraisal rights should be aware that the fair value of such person’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.

Moreover, neither Imara nor Enliven anticipates offering more than the merger consideration to any Enliven stockholder or beneficial owner exercising appraisal rights and reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Enliven capital stock is less than the merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court.

Costs of the appraisal proceeding may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Upon the application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court may order all or a portion of the expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal that were not dismissed or subject to an award pursuant to a reservation of jurisdiction pursuant to subsection (k) of Section 262. In the absence of such a determination or assessment, each party bears its own expenses. Any person who has demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment to stockholders of record of Enliven as of a record date prior to the effective time.

To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262, on the other hand, Section 262 will govern.

Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of appraisal rights. In view of the complexity of Section 262, persons who may wish to exercise appraisal rights, or preserve their right to do so, should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Imara, Enliven or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Imara and Merger Sub, on the one hand, and Enliven, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Imara and Enliven do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Imara or Enliven, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Imara, Merger Sub and Enliven and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub, a wholly owned subsidiary of Imara formed by Imara in connection with the Merger, will merge with and into Enliven, with Enliven surviving the Merger as a wholly owned subsidiary of Imara.

Completion and Effectiveness of the Merger

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval by the stockholders of Imara and Enliven. Imara and Enliven are working to complete the Merger as quickly as practicable and expect that the Merger will be completed soon after the Imara special meeting of stockholders scheduled to be held on                     . However, Imara and Enliven cannot predict the completion of the Merger or the exact timing of the completion of the Merger because it is subject to various conditions.

Treatment of Enliven Options

In connection with the Merger, each stock option granted under the Enliven 2019 Plan that is outstanding immediately prior to the effective time of the Merger, will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan, including the adjustment and change in control provisions contained therein.

Treatment of Imara Common Stock and Imara Options

Each share of Imara common stock issued and outstanding at the time of the Merger will remain issued and outstanding. In addition, each option to purchase shares of Imara common stock that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. The number of shares of Imara common stock underlying such options, and the exercise prices for such stock options, will be appropriately adjusted to reflect the proposed reverse stock split.

Imara and Enliven have agreed that the Merger constitutes or will be deemed to constitute a “change of control” or “change in control” for purposes of the Imara stock plans and any awards issued thereunder and for purposes of any employee benefit plan maintained for current or former employees or directors of or independent contractors to Imara. Immediately after the Merger, Imara securityholders as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the outstanding shares of common stock of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement. For more information on the impact of the Enliven pre-closing financing, please see the section titled “Agreements Related to the Merger—Enliven Common Stock Purchase Agreement” beginning on page 220 of this proxy statement/prospectus.

Directors and Officers of Imara Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Imara who will not continue as directors or officers of the combined company following the consummation of the Merger will resign effective as of the effective time of the Merger. Effective as of the effective time of the Merger, the combined company board of directors will consist of a total of nine directors, one of whom will be designated by Imara, namely Rahul Ballal, and eight of whom will be designated by Enliven, namely Sam Kintz, Andrew Phillips, Joseph Lyssikatos, Rishi Gupta, Andrew Schwab, Mika Derynck, Jake Bauer, and Richard Heyman. In addition, upon the effective time of the Merger, Sam Kintz will serve as President and Chief Executive Officer, Helen Collins will serve as Chief Medical Officer, Benjamin Hohl will serve as Chief Financial Officer, Joseph Lyssikatos will serve as Chief Scientific Officer and Anish Patel will serve as Chief Operating Officer of the combined company.

Amendment of the Restated Certificate of Incorporation of Imara

Imara agreed to amend its restated certificate of incorporation to effect the proposed reverse stock split at a ratio to be determined by the Imara board of directors in accordance with the DGCL and in consultation and cooperation with Enliven prior to the closing of the Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Imara and Enliven for a transaction of this type relating to, among other things:

•	corporate organization, standing and power, and similar corporate matters;

•	capitalization

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements and the absence of certain conflicts;

•	financial statements and, with respect to Imara, documents filed with the SEC and the accuracy of information contained in those documents;

•	liabilities;

•	material changes or events;

•	tax matters;

•	real property and leaseholds;

•	intellectual property;

•	contracts;

•	litigation;

•	environmental matters;

•	employee benefit plans;

•	compliance with laws;

•	permits and regulatory matters;

•	employee matters;

•	insurance;

•	with respect to Imara, matters related to the opinion of Imara’s financial advisor;

•	with respect to Imara, matters related Section 203 of the DGCL;

•	with respect to Imara, the operations of merger sub;

•	with respect to Imara, compliance with the Asset Purchase Agreement;

•	brokers, fees and expenses;

•	certain transactions or relationships with affiliates;

•	internal controls and procedures;

•	books and records;

•	with respect to Enliven, ownership of Imara stock;

•	governmental subsidies;

•	data protection;

•	with respect to Enliven, the Enliven pre-closing financing; and

•	with respect to Imara, the valid issuance in the Merger of Imara common stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Imara and Enliven to complete the Merger.

Covenants; Conduct of Business Pending the Merger

Imara has agreed that, except as permitted by the Merger Agreement or unless Enliven has provided written consent, or to the extent necessary to comply with any applicable law or any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other law, order, guideline or recommendation by any governmental authority in connection with or in response to the COVID-19 pandemic, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Imara and its subsidiaries will act and carry on its business in the ordinary course of business, pay its debts and taxes and perform its other obligations when due, and use commercially reasonable efforts to maintain and preserve its and each of its subsidiaries’

business organization, assets and properties, keep available the services of its present officers and certain key employees, and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others. Imara has also agreed that, subject to certain limited exceptions, without the written consent of Enliven, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

•

(i) except as contemplated by the reverse stock split, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (ii) subject to certain exceptions, purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;

•

subject to certain exceptions, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities;

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except as contemplated by the reverse stock split, amend its restated certificate of incorporation, amended and restated bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new subsidiary or acquire any equity interest or other interest in any other person;

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subject to certain exceptions, acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to Imara and its subsidiaries, taken as a whole;

•	subject to certain exceptions, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Imara or any of its subsidiaries;

•	sell, dispose of or otherwise transfer any assets material to Imara and its subsidiaries, taken as a whole;

•	enter into any material transaction;

•	license any material intellectual property rights to or from any third party;

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(i) incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Imara or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Imara in the ordinary course of business pursuant to an Imara employee plan) or capital contributions to, or investment in, any other person, other than Imara or any of its direct or indirect wholly owned subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect Imara or its subsidiaries against fluctuations in commodities prices or exchange rates;

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enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify any agreement that terminated any Imara lease;

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subject to certain exceptions, make any (A) capital expenditures or other expenditures with respect to property, plant or equipment or (B) other material expenditures in excess of $25,000 in the aggregate (other than any expenditures in the ordinary course of business);

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make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC or a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

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subject to certain exceptions, (i) modify or amend in any material respect, or terminate, any material contract or agreement to which Imara or any of its subsidiaries is party, or (ii) knowingly waive, release or assign any material rights or claims;

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(i) enter into any contract or agreement, including those relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, Imara or any of its subsidiaries or (ii) license any material intellectual property rights to or from any third party;

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subject to certain exceptions, (i) take any action with respect to, adopt, enter into, terminate or amend any Imara employee plan (or any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted an Imara employee plan had it been in effect on the date of the Merger Agreement) or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity or equity-based incentive awards, (iv) pay any benefit not provided for as of the date of the Merger Agreement under any benefit plan under any Imara employee plan, (v) grant any awards under any Imara employee plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted an Imara employee plan had it been in effect on the date of the Merger Agreement), or (vi) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Imara employee plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted an Imara employee plan had it been in effect on the date of the Merger Agreement);

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make or change any tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to taxes, settle or compromise any material tax liability, claim or assessment, surrender any right to claim a refund of material taxes, or amend any income or other material tax return;

•	commence any offering of shares of Imara common stock, including pursuant to any employee stock purchase plan;

•	initiate, threaten, compromise or settle any litigation or arbitration proceeding;

•	open or close any facility or office;

•	fail to use commercially reasonable efforts to maintain insurance at levels substantially comparable to levels existing as of the date of the Merger Agreement;

•	fail to pay accounts payable and other obligations when due; or

•

authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Imara in the Merger Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions to obligations of the parties to effect the Merger.

Enliven has agreed that, except as permitted by the Merger Agreement or as consented to in writing by Imara, or to the extent necessary to comply with any applicable law or any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other law, order, guideline or recommendation by any governmental authority in connection with or in response to the COVID-19 pandemic, or as required in connection with the financing transaction, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Enliven will use commercially reasonable efforts to, act and carry on its business in the ordinary course of business. Enliven has also agreed that, subject to certain limited exceptions, without the written consent of Imara, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

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(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, other than the issuance of shares upon exercise or conversion of any Enliven preferred stock, Enliven stock options, or other convertible securities of Enliven; or (iii) subject to certain exceptions, purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;

•

subject to certain exceptions, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities;

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amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new subsidiary or acquire any equity interest or other interest in any other person;

•

subject to certain exceptions, acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

•	except in the ordinary course of business, sell, lease, license, pledge, or otherwise dispose of or encumber any material properties or assets of Enliven;

•	subject to certain exceptions, sell, dispose of or otherwise transfer any assets material to Enliven;

•	enter into any material transaction other than in the ordinary course of business;

•

(i) subject to certain exceptions, incur any indebtedness for borrowed money, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Enliven, or, (iii) make any loans, advances (other than routine advances to employees of Enliven in the ordinary course of business pursuant to Enliven employee plans) or capital contributions to, or investment in, any other person; or

•

authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Enliven in the Merger Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions to obligations of the parties to effect the Merger.

Contingent Value Rights

Prior to the effective time of the Merger, Imara will declare a dividend to its common stockholders of record of the right to receive one CVR for each outstanding share of Imara common stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement in the form attached to the Merger Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger —CVR Agreement” beginning on page 222 in this proxy statement/prospectus. The record date for such dividend will be the close of business on the last business day prior to the day on which the effective time of the Merger occurs and the payment date for which shall be three business days after the effective time of the Merger; provided that the payment of such dividend may be conditioned upon the occurrence of the effective time of the Merger. In connection with such dividend, Imara will cause the CVR Agreement to be duly authorized, executed and delivered by Imara and a rights agent selected by Imara with Enliven’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned).

Non-Solicitation

Each of Imara and Enliven have agreed that, except as described below, Imara and Enliven and any of their respective subsidiaries will not, and each party will use reasonable best efforts to cause their respective directors, officers, employees, attorneys, and financial advisors to not, directly or indirectly:

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solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to any Acquisition Proposal;

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enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Imara or Enliven, as applicable, access to such party’s property, books or records (except pursuant to a request by a governmental entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

•	take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

•	publicly propose to do any of the foregoing.

An “Acquisition Proposal” means, with respect to Imara or Enliven, (a) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its subsidiaries, other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more subsidiaries of such party, (b) any proposal for the issuance by such party of 15% or more of its equity securities, or (c) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement, other than, with respect to Enliven, the Enliven pre-closing financing; provided, however, that no inquiry, proposal, or offer received pursuant to the terms of or in connection with the Enliven pre-closing financing shall be an Acquisition Proposal.

Notwithstanding the restrictions described above or anything to the contrary set forth in the Merger Agreement, before the earlier of the effective time of the Merger and the applicable party obtaining its respective approvals of the Imara stockholders or Enliven stockholders required to consummate the Merger or the termination of the Merger Agreement, each party, and their respective representatives may (A) furnish non-public information with respect to Imara and its subsidiaries or Enliven, as the case may be, to any third party (and the representatives of such third party), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposal) with any third party (and the representatives of such third party) regarding any Acquisition Proposal, provided:

•	that neither such party has materially breached the non-solicitation provisions of the Merger Agreement described above;

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that such party’s board of directors has determined, after consultation with outside legal counsel, that the failure to take such actions would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law; and

•	that such party receives from the third party an executed confidentiality agreement containing not less restrictive than those contained in the confidentiality agreement between Imara and Enliven.

A “Superior Proposal” means, with respect to Imara or Enliven, any bona fide, unsolicited written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of such party and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale or exclusive license of its assets, (a) on terms which the board of directors of such party determines in its good faith judgment to be more favorable to the holders of such party’s capital stock from a financial point of view than the transactions contemplated by the Merger Agreement, after consultation with its financial and legal advisors, taking into account all the terms and conditions of such proposal and the Merger Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of the Merger Agreement, which offer is not revocable for at least four Business Days) that the board of directors of such party determines to be relevant, and (b) which board of directors of such party has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal that board of directors of such party determines to be relevant (including the likelihood and timing of consummation as compared to the transactions contemplated by the Merger Agreement).

The Merger Agreement also provides that each party will as promptly as reasonably practicable advise the other of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or any material change or proposed material change to that Acquisition Proposal. Such party in receipt of an Acquisition Proposal must provide the other party with written notice of the first decision by its board of directors to consider any Acquisition Proposal, to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such to any person.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Imara agreed that its board of directors (and any committee thereof) may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as an Imara board recommendation change:

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fail to include its recommendation to Imara’s stockholders to solicit their approval of the share issuance at the special meeting of Imara’s stockholders in this proxy statement/prospectus or shall have withdrawn or modified such recommendation in a manner adverse to Enliven;

•	withhold, withdraw or modify (or publicly propose to withhold, withdraw or modify) the approval or recommendation of the Imara board of directors with respect to the share issuance;

•

after the receipt by Imara of an Acquisition Proposal and Enliven’s subsequent request in writing that the Imara board of directors reconfirm its recommendation to Imara’s stockholders to solicit their approval of the required Imara voting proposal at the special meeting of Imara’s stockholders, fail to reconfirm its recommendation within ten business days after its receipt of Enliven’s request;

•	fail to recommend against acceptance of a tender offer within ten business days after commencement; or

•	publicly propose to adopt, approve or recommend, or have approved, adopted or recommended any Acquisition Proposal.

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Imara special meeting by the necessary vote of Imara stockholders, with respect to a Superior Proposal or in response to an Intervening Event, the Imara board of directors may make an Imara board recommendation change if:

•

the Imara board of directors determines, after consultation with outside legal counsel, that the failure to make an Imara board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Imara has provided at least four business days’ prior written notice to Enliven that it intends to effect an Imara board recommendation change and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal, including the identity of the person making such Superior Proposal;

•	Imara has complied in all material respects with the non-solicitation provisions of the Merger Agreement in connection with any potential Superior Proposal or Intervening Event; and

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if after Enliven has delivered to Imara a written, binding and irrevocable offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the Imara board of directors has determined after consultation with outside legal counsel and after considering the terms of such offer by Enliven, that the failure to effect an Imara board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Under the Merger Agreement, subject to certain exceptions described below, Enliven agreed that its board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as an Enliven board recommendation change:

•	withhold, withdraw or modify (or publicly propose to withhold, withdraw or modify) the approval or recommendation of the Enliven board of directors with respect to the Merger;

•	fail to recommend against acceptance of a tender offer within ten business days after commencement; or

•	publicly propose to adopt, approve or recommend any Acquisition Proposal.

However, notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, at any time prior to the approval of the Merger by the necessary vote of Enliven stockholders, with respect to a Superior Proposal or in response to an Intervening Event, the Enliven board of directors may make an Enliven board recommendation change if, but only if:

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the Enliven board of directors determines, after consultation with outside legal counsel, that the failure to make an Enliven board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Enliven has provided at least four business days’ prior written notice to Imara that it intends to effect a Enliven board recommendation change and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal, including the identity of the person making such Superior Proposal;

•	Enliven has complied in all material respects with the non-solicitation provisions of the Merger Agreement in connection with any potential Superior Proposal or Intervening Event; and

•

if after Imara has delivered to Enliven a written, binding and irrevocable offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the Enliven board of directors has determined after consultation with outside legal counsel and after considering the terms of such offer by Imara, that the failure to effect a Enliven board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

An “Intervening Event” means a material change, effect, event, circumstance or development (other than any change, effect, event, circumstance or development resulting from a material breach of the Merger Agreement by the party seeking to claim an Intervening Event) that (a) was not known to or reasonably foreseeable by the Imara board of directors (with respect to Imara) or the Enliven board of directors (with respect to Enliven) and (b) does not relate to an Acquisition Proposal. The receipt, existence or terms of an Acquisition Proposal or Superior Proposal or any matter relating thereto shall not constitute an Intervening Event.

Meeting of Imara’s Stockholders and Written Consent of Enliven’s Stockholders

Imara is obligated under the Merger Agreement to take all action necessary under applicable law, its restated certificate of incorporation and amended and restated bylaws, and Nasdaq rules to duly call, give notice of, convene and hold a meeting of the holders of Imara common stock for the purpose of considering and voting to approve the proposals. The Imara special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement on Form S-4.

Promptly after the registration statement on Form S-4 has been declared effective under the Securities Act, and in any event no later than two business days thereafter, Enliven will solicit and obtain the consent of Enliven’s stockholders for purposes of (i) adopting and approving the Merger Agreement and the transactions contemplated therein, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto or incorporated by reference therein, and that such stockholder has read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the effective time of the Merger through the sixth anniversary of the date on which the effective time of the Merger occurs, Imara and the surviving corporation in the Merger have agreed to indemnify and hold harmless each person who was at the time of the execution of the Merger Agreement, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time of the Merger, a director or officer of Imara or Enliven or any of their respective subsidiaries, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Imara or of Enliven or any of their respective subsidiaries, whether asserted or claimed prior to, at or after the effective time of the Merger, to the extent permitted under the applicable certificate of incorporation and bylaws. From and after the effective time of the Merger, the combined company will also fulfill Imara’s and Enliven’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the effective time of the Merger, a director or officer of Imara or Enliven.

From the effective time of the Merger through the sixth anniversary of the date on which the effective time of the Merger occurs, the certificate of incorporation and bylaws of the combined company will contain provisions at least as favorable as the provisions relating to indemnification, advancement of expenses and elimination of liability for monetary damages as those set forth in the certificate of incorporation and bylaws of Imara and Enliven immediately prior to the effective time of the Merger.

Each of Imara and Enliven will secure and purchase a six year “tail policy” on their respective existing directors’ and officers’ liability insurance policies.

Imara Financial Statements

Pursuant to the Merger Agreement, Imara has agreed to deliver to Enliven, as promptly as reasonably practicable, by in any event within 15 days of the end of each calendar month, Imara’s monthly management prepared consolidated balance sheet, statements of income, and, to the extent available, changes in stockholders’ equity and cash flows, along with all work papers and back-up materials used in preparing the financial information. Imara has also agreed to use commercially reasonable efforts to cooperate with Enliven to prepare Imara’s Form 10-K for the fiscal year ended December 31, 2022.

Additional Agreements

Each of Imara and Enliven has agreed to use reasonable best efforts to:

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take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable;

•

as promptly as practicable, obtain from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by

Imara or Enliven or any of their subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•	as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement and the Merger required under applicable law;

•	execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement; and

•	give any notices to third parties and to obtain certain third-party consents related to or in connection with the Merger.

Pursuant to the Merger Agreement, Imara and Enliven have further agreed that:

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Imara will continue the listing of Imara common stock on Nasdaq during the term of the Merger Agreement and to cause the shares of Imara common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the effective time of the Merger; and

•

Enliven will cooperate with Imara with respect to the listing application for the Imara common stock and promptly furnish to Imara all information concerning Enliven and its stockholders that may be required or reasonably requested in connection with the Nasdaq listing.

Conditions to the Completion of the Merger

The following contains a description of the material conditions to the completion of the Merger. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing, of various conditions, which include the following:

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the adoption of the Merger Agreement having been approved by means of written consents by the requisite vote of the stockholders of Enliven under applicable law and Enliven’s certificate of incorporation. The share issuance having been approved at a meeting of Imara’s stockholders, at which a quorum is present, by the requisite vote of the stockholders of Imara under applicable law and stock market regulations;

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to this proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC or its staff;

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No governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

•

the approval of the listing of the additional shares of Imara common stock on Nasdaq having been obtained and the shares of Imara common stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq;

•	Imara’s final net cash having been finally determined in accordance with the Merger Agreement;

•	Enliven having effected a conversion of all Enliven preferred stock into Enliven common stock as of immediately prior to the effective time of the Merger; and

•	the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and any other applicable law having expired or been terminated.

In addition, the obligation of Imara and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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the representations and warranties of Enliven regarding certain matters related to corporate organization and power, and similar corporate matters, capitalization, authority to enter into the Merger Agreement and the related agreements and lack of certain conflicts, and material changes or events must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure to be true and correct (giving effect to any references therein to materiality qualifications), individually or in the aggregate is not material to Enliven;

•

the remaining representations and warranties of Enliven in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Enliven (without giving effect to any references therein to materiality qualifications);

•	Enliven must have performed in all material respects all obligations required to be performed by it under the Merger Agreement on or prior to the closing date;

•	no material adverse effect on Enliven having occurred since the date of the Merger Agreement;

•	certain specified contracts must have been terminated;

•	Imara must have received an officers’ certificate duly executed by Enliven’s chief executive officer and chief financial officer to the effect that certain closing conditions have been satisfied; and

•	Enliven must have consummated the Enliven pre-closing financing such that Enliven received gross proceeds therefrom of at least $75 million.

In addition, the obligation of Enliven to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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the representations and warranties regarding certain matters related to corporate organization and power, and similar corporate matters, capitalization, authority to enter into the Merger Agreement and the related agreements and lack of certain conflicts, and material changes or events must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure to be true and correct (giving effect to any references therein to materiality or material adverse effect qualifications), individually or in the aggregate is not material to Imara;

•

the remaining representations and warranties of Imara and Merger Sub in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Imara (without giving effect to any references therein to materiality or material adverse effect qualifications);

•	Imara and Merger Sub each must have performed in all material respects all obligations required to be performed by it under the Merger Agreement on or prior to the closing date;

•	no material adverse effect on Imara shall have occurred since the date of the Merger Agreement and be continuing;

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Imara’s net cash must be equal to or greater than $75 million and less than $95 million; provided, however, that if Imara’s net cash is greater than $95 million, Imara may declare a dividend in the amount of such excess to satisfy such condition;

•	the closing of the Asset Purchase Agreement must have occurred;

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Enliven must have received copies of the resignations, effective as of the effective time of the Merger, of each director and officer (for such officers, limited to the offices held by such officers and not to such officer’s employment) of Imara and its subsidiaries, other than the resignation from the individual designated a director to the Imara board of directors by Imara pursuant to the Merger Agreement;

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Imara must have obtained certain specified consents and approvals of third parties, and any other consents or approvals of third parties (other than a governmental entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a material adverse effect on Imara;

•	Enliven must have received an officers’ certificate duly executed by Imara’s chief executive officer and chief financial officer to the effect that certain closing conditions have been satisfied; and

•	Enliven’s pre-closing financing must have been consummated such that Enliven received gross proceeds therefrom of at least $131.6 million.

With respect to Enliven, a “material adverse effect” for purposes of the Merger Agreement means any change, effect, event, circumstance or development, or an Effect, that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Enliven, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, will be deemed to be a material adverse effect or be taken into account for purposes of determining whether a material adverse effect has occurred or is reasonably likely to occur:

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changes after the date of the Merger Agreement in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on Enliven relative to the other participants in the industry or industries in which Enliven operates);

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changes or events after the date of the Merger Agreement affecting the industry or industries in which Enliven operates generally (except to the extent those changes or events have a disproportionate effect on Enliven relative to the other participants in the industry or industries in which Enliven operates);

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changes after the date of the Merger Agreement in GAAP or requirements of the interpretation thereof (except to the extent those changes have a disproportionate effect on Enliven relative to the other participants in the industry or industries in which Enliven operates);

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changes after the date of the Merger Agreement in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity (except to the extent those changes have a disproportionate effect on Enliven relative to the other participants in the industry or industries in which Enliven operates);

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any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Enliven relative to the other participants in the industry or industries in which Enliven operates);

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement; or

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any failure by Enliven to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from the definition of material adverse effect).

With respect to Imara, a “material adverse effect” for purposes of the Merger Agreement means any Effect that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Imara and its subsidiaries, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, will be deemed to be a material adverse effect or be taken into account for purposes of determining whether a material adverse effect has occurred or is reasonably likely to occur:

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changes after the date of the Merger Agreement in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on Imara and its subsidiaries relative to the other participants in their industries);

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changes or events after the date of the Merger Agreement affecting the industry or industries in which Imara and its subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Imara and its subsidiaries relative to the other participants in the industry or industries in which Imara and its subsidiaries operate);

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changes after the date of the Merger Agreement in GAAP or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on Imara and its subsidiaries relative to the other participants in the industry or industries in which Imara and its subsidiaries operate);

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changes after the date of the Merger Agreement in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity (except to the extent those changes have a disproportionate effect on Imara and its subsidiaries relative to the other participants in the industry or industries in which Imara and its subsidiaries operate);

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any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Imara and its subsidiaries relative to the other participants in the industry or industries in which Imara and its subsidiaries operate);

•

a change in the public trading price of Imara’s common stock or the implications thereof (it being understood that any Effect causing or giving rise to any such change shall be taken into account for purposes of determining whether a material adverse effect has occurred or is reasonably likely to occur, unless such changes or failures would otherwise be excepted from the definition of material adverse effect);

•

a change in the trading volume of Imara’s common stock following the announcement of the Merger Agreement or during the pendency of the transactions contemplated by the Merger Agreement (but not the underlying cause of such changes or failures shall be taken into account for purposes of determining whether a material adverse effect has occurred or is reasonably likely to occur, unless such changes or failures would otherwise be excepted from the definition of material adverse effect);

•

any failure by Imara to meet any public estimates or expectations of Imara’s revenue, earnings or other financial performance or results of operations for any period (the underlying cause of such changes or failures shall be taken into account for purposes of determining whether a material adverse effect has occurred or is reasonably likely to occur, unless such changes or failures would otherwise be excepted from the definition of material adverse effect); or

•

any failure by Imara to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (the underlying cause of such changes or failures shall be taken into account for purposes of determining whether a material adverse effect has occurred or is reasonably likely to occur, unless such changes or failures would otherwise be excepted from the definition of material adverse effect).

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time of the Merger, whether before or (subject to the terms of the Merger Agreement) after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(a)	by mutual written consent of Imara and Enliven;

(b)

by either Imara or Enliven, if the Merger has not been consummated April 13, 2023; provided, that the right to terminate the Merger Agreement on or after such date will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before April 13, 2023;

(c)

by either Imara or Enliven, if a governmental entity of any competent jurisdiction has issued a final and non-appealable order, decree or ruling or taken any other nonappealable final action that permanently restrains, enjoins or otherwise prohibits the Merger; provided, however, that this right to terminate the Merger Agreement will not be available to any party if the issuance of any such order, decree, ruling or other action is principally attributable to the failure of such party, or any affiliate of such party, to perform in any material respect any covenant in the Merger Agreement required to be performed by such party, or any affiliate of such party, at or prior to the effective time of the Merger;

(d)

by either Imara or Enliven, if at the Imara special meeting (including any adjournment or postponement) at which and Imara stockholders have taken a vote on the share issuance and the reverse stock split, and such proposals have not been approved by the Imara stockholders; provided, however, that Imara may not terminate the Merger Agreement pursuant to this provision if the failure to fulfill any obligation under the Merger Agreement has been a principal cause of the failure to obtain the required approval of Imara stockholders;

(e)	by Imara, at any time prior to the approval by Enliven stockholders of the adoption of the Merger Agreement, if any of the following circumstances shall occur:

•

Enliven’s board of directors has failed to give its recommendation to the approval of the adoption of the Merger Agreement or has withdrawn or modified its recommendation in a manner adverse to Enliven; or

•	Enliven has materially breached certain of its non-solicitation obligations under the Merger Agreement or the obligation to deliver the required stockholder approval under the Merger Agreement;

(f)	by Enliven, at any time prior to the approval by Imara stockholders of the share issuance and the reverse stock split, if any of the following circumstances shall occur:

•

Imara’s board of directors has failed to give its recommendation to the approval of the share issuance and the reverse stock split or has withdrawn or modified its recommendation in a manner adverse to Enliven; or

•	Imara has materially breached certain of its non-solicitation obligations under the Merger Agreement or the obligation to deliver the required stockholder approval under the Merger Agreement;

(g)

by Imara, if Enliven has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement (other than those referred to in Section 8.1 (Termination) of the Merger Agreement) such that certain conditions to the closing would not be satisfied; provided that Imara nor Enliven is not then in material breach of any representation, warranty, or covenant under the Merger Agreement; provided, further, if such breach or failure to perform is curable by Enliven, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or failure until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or failure from Imara to Enliven (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or failure if such breach or failure by Enliven is cured prior to such termination becoming effective);

(h)

by Enliven, if Imara has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement (other than those referred to in Section 8.1 (Termination) of the Merger Agreement) such that certain conditions to the closing would not be satisfied; provided that Enliven is not then in material breach of any representation, warranty, or covenant under the Merger Agreement; provided, further, if such breach or failure is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or failure until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Enliven to Imara (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or failure if such breach by Imara is cured prior to such termination becoming effective);

(i)

by Imara, if the written consent of Enliven stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters has not been obtained on or prior to 5:00 p.m., New York City time, on the date that is two business days after the registration statement on Form S-4, of which this proxy statement/prospectus is a part, is declared effective;

(j)

by Enliven if, at any time prior to the receipt of the approval of the Enliven stockholders of the adoption of the Merger Agreement, each of the following occur: (A) Enliven having received a Superior Proposal; (B) Enliven having complied in all material respects with its obligations under Section 6.1 of the Merger Agreement with respect to such Superior Proposal; (C) Enliven’s board of directors approves, and Enliven substantially concurrently with the termination of the Merger Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or substantially concurrently with such termination, Enliven pays to Imara $9.75 million;

(k)

by Imara if, at any time prior to the receipt of the approval of the Imara stockholders of the share issuance and the reverse stock split, each of the following occur: (A) Imara shall have received a Superior Proposal; (B) Imara shall have complied in all material respects with its obligations under Section 6.1 of the Merger Agreement with respect to such Superior Proposal; (C) Imara’s board of directors approves, and Imara substantially concurrently with the termination of the Merger Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or substantially concurrently with such termination, Imara pays to Enliven $3 million; or

(l)

by Imara or Enliven, if each of the conditions required to effect the Merger set forth in Article 7 of the Merger Agreement have been satisfied or waived except for the conditions set forth in Section 7.2(f) or Section 7.3(h) of the Merger Agreement, or the Financing Conditions, and those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to them being capable of being satisfied at the closing of the Merger, provided that a party shall not be permitted to terminate this Merger Agreement pursuant to this paragraph (i) until 30 days after the date on which all such other conditions were satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to them being capable of being satisfied at the closing of the Merger), or the Conditions Satisfied Date, and (ii) unless as of the date of termination, all such other conditions remain satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to them being capable of being satisfied at the closing of the Merger); provided further that, for the avoidance of doubt, if the Financing Conditions are satisfied or waived before prior to or after thirty days after the Conditions Satisfied Date, no party shall be permitted to terminate pursuant to this paragraph after the satisfaction or waiver of such Financing Conditions.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination.

Termination Fees Payable by Imara

Imara must pay Enliven a termination fee of $3 million if the Merger Agreement is terminated by (i) Imara or Enliven pursuant to clause (b), (d) or (h) above so long as (A) prior to the termination of the Merger Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of the Merger Agreement with respect to Imara; and (B) within 12 months after such termination Imara enters into a definitive agreement to consummate, or consummates, any Acquisition Proposal, regardless of whether made before or after the termination of the Merger Agreement, (ii) Enliven pursuant to clause (f) above, or (iii) Imara pursuant to clause (k) above.

Termination Fees Payable by Enliven

Enliven must pay Imara a termination fee of $9.75 million if the Merger Agreement is terminated by (i) Imara or Enliven pursuant to clause (b), (g) or (i) above so long as (A) prior to the termination of the Merger Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of the Merger Agreement with respect to Enliven; and (B) within 12 months after such termination Enliven enters into a definitive agreement to consummate, or consummates, any Acquisition Proposal, regardless of whether made before or after the termination of the Merger Agreement, (ii) Imara pursuant to clause (e) above, or (iii) Enliven pursuant to clause (j) above.

Enliven must pay Imara a termination fee of $3 million in the event of the termination of the Merger Agreement by Enliven or Imara pursuant to (A) clause (l) above, or (B) clause (b) above, if, as of the date of such termination each of the conditions required to effect the Merger set forth in Article 7 of the Merger Agreement have been satisfied or waived except for the Financing Conditions and those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to them being capable of being satisfied at the closing of the Merger.

Amendment

The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Enliven, Merger Sub and Imara. Such amendment requires the approval of the respective boards of directors of Enliven, Merger Sub and Imara at any time, except that after the Merger Agreement has been adopted and approved by the Enliven stockholders or Imara stockholders, no amendment which by law requires further approval by the Enliven stockholders or Imara stockholders, as the case may be, may be made without such further approval.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 216 of this proxy statement/prospectus, and except that Enliven and Imara will share equally (i) all fees and expenses of the exchange agent, (ii) the filing fees under the HSR Act, and (iii)all fees and expenses, other than attorneys’ and accountants’ fees, incurred in relation to the printing, filing and mailing of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is part, and any amendments or supplements thereto.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce Imara to enter into the Merger Agreement, certain Enliven stockholders are parties to support agreements with Imara pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Enliven stockholder, to vote all of his, her or its shares of Enliven capital stock in favor of the adoption of the Merger Agreement. These Enliven stockholders also agreed to vote against any competing Acquisition Proposal with respect to Enliven, subject to certain exceptions.

These Enliven stockholders have also granted Imara an irrevocable proxy to vote their respective shares of Enliven common stock or Enliven preferred stock in accordance with the support agreements. The Enliven stockholders may vote their shares of Enliven common stock or Enliven preferred stock on all other matters not referred to in such proxy.

As of October 13, 2022, the Enliven stockholders that are party to a support agreement with Imara owned an aggregate of 65,069,168 shares of Enliven capital stock, representing approximately 88.2% of the outstanding shares of Enliven capital stock on an as converted to common stock basis. These stockholders include executive officers and directors of Enliven, as well as certain other stockholders owning a significant portion of the outstanding shares of Enliven capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Enliven stockholders holding a sufficient number of shares of Enliven capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Enliven capital stock and securities convertible into shares of Enliven capital stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Enliven capital stock or securities convertible into shares of Enliven capital stock are so sold or transferred must sign a substantially similar support agreement with respect to the transferred securities.

In addition, in order to induce Enliven to enter into the Merger Agreement, certain Imara stockholders have entered into support agreements with Enliven pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as an Imara stockholder, to vote all of his, her or its shares of Imara common stock in favor of the share issuance and the reverse stock split. These Imara stockholders also agreed to vote against any competing Acquisition Proposal with respect to Imara.

These Imara stockholders have also granted Enliven an irrevocable proxy to vote their respective shares of Imara common stock in accordance with the support agreements. Imara stockholders may vote their shares of Imara common stock on all other matters not referred to in such proxy.

As of October 13, 2022, the Imara stockholders that are party to a support agreement owned an aggregate of 8,256,404 shares of Imara common stock representing approximately 33% of the outstanding shares of Imara common stock. These stockholders include certain executive officers and directors of Imara and certain other Imara stockholders holding a significant portion of the outstanding shares of Imara common stock.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Imara common stock and securities convertible into shares of Imara common stock held by them until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of Imara common stock or securities convertible into shares of Imara common stock are so sold or transferred must sign a substantially similar support agreement with respect to the transferred securities.

The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the forms of support agreements, which are attached hereto as Annex D and Annex E.

Lock-Up Agreements

Certain of Enliven’s and Imara’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Imara’s common stock (other than the shares obtained as Merger consideration in respect of the Enliven shares issued in the Enliven pre-closing financing), until 180 days after the effective time of the Merger.

The Enliven stockholders who have executed lock-up agreements as of October 13, 2022, owned in the aggregate, approximately 83.3% of the shares of Enliven’s outstanding capital stock. The Imara stockholders who have executed lock-up agreements as of October 13, 2022, owned in the aggregate, approximately 33% of the shares of Imara’s outstanding common stock.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex F.

Enliven Common Stock Purchase Agreement

Immediately prior to the execution and delivery of the Merger Agreement, certain investors entered into the Common Stock Purchase Agreement, pursuant to which such investors have agreed to purchase from Enliven shares of Enliven common stock for a per share purchase price of $3.84098 (representing an aggregate commitment of approximately $164.5 million) in the Enliven pre-closing financing, immediately prior to the closing of the Merger. The closing of the Enliven pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. The Merger is conditioned upon the closing of the Enliven pre-closing financing such that Enliven receives gross proceeds of at least $75 million. The shares of Enliven common stock that are issued in the Enliven pre-closing financing will be converted into shares of Imara common stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, Imara stockholders will also be approving the issuance of shares of Imara common stock to be issued in exchange for all shares of Enliven common stock that are sold in the Enliven pre-closing financing.

The Common Stock Purchase Agreement contains customary representations and warranties of Enliven. The Common Stock Purchase Agreement also contains customary representations and warranties of the investors party thereto.

Each investor’s obligation to purchase shares of Enliven’s common stock from Enliven pursuant to the Common Stock Purchase Agreement are subject to the satisfaction or waiver of certain conditions, including, but not limited to:

•

the representations and warranties of Enliven regarding certain matters related to corporate organization and power, and similar corporate matters, capitalization, authority to enter into the Common Stock Purchase Agreement and the related agreements and lack of certain conflicts, and material changes or events must be true and correct on the date of the Common Stock Purchase Agreement and on the closing date of the Enliven pre-closing financing (other than representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except in the case of the capitalization representation and warranty where any failure to be true and correct is only a de minimis inaccuracy;

•

the remaining representations and warranties of Enliven in the Common Stock Purchase Agreement must be true and correct on the date of the Common Stock Purchase Agreement and on the closing date of the Enliven pre-closing financing (other than representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except where individually or in the aggregate, where the failure to be so true and correct has not had or would not reasonably be expected to have a material adverse effect (without giving effect to any references therein to materiality qualifications);

•

Enliven shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by the Common Stock Purchase Agreement to be performed, satisfied or complied with by it on or prior to the closing of the Enliven pre-closing financing;

•

the satisfaction or waiver of each of the conditions precedent to the consummation of the Merger set forth in the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Merger pursuant to the Merger Agreement, and the condition that the Enliven pre-closing financing shall have closed);

•

the registration statement, of which this proxy statement/prospectus forms a part, shall have become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to this proxy statement/prospectus shall have been initiated or threatened in writing by the SEC;

•	Imara shall have received approval from The Nasdaq Stock Market for the continued listing of the combined company’s common stock following the Merger and the listing of the Enliven merger shares;

•	Imara shall have at least $75 million in net cash as determined in accordance with the Merger Agreement;

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated by the Common Stock Purchase Agreement illegal or otherwise restraining or prohibiting consummation of the transactions contemplated by the Common Stock Purchase Agreement; and

•

Enliven shall have received at least $131.6 million in aggregate proceeds in the Enliven pre-closing financing, excluding any investor’s election to reduce the number of shares of Enliven common stock purchased by such investor in the Enliven pre-closing financing as provided for in the Common Stock Purchase Agreement in the case that Enliven receives less than $164.5 million in aggregate proceeds in the Enliven pre-closing financing.

Enliven’s obligation to sell shares of Enliven common stock to each investor pursuant to the Common Stock Purchase Agreement are subject to the satisfaction or waiver of certain conditions, including:

•

all representations and warranties of the investors contained in the Common Stock Purchase Agreement shall be true and correct in all material respects at and as of the date of the closing of the Enliven pre-closing financing;

•

each investor shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by the Common Stock Purchase Agreement to be performed or complied with by it at or prior to the closing of the Enliven pre-closing financing;

•

the satisfaction or waiver of each of the conditions precedent to the consummation of the Merger set forth in the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Merger pursuant to the Merger Agreement, and the condition that the Enliven pre-closing financing shall have closed);

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated by the Common Stock Purchase Agreement illegal or otherwise restraining or prohibiting consummation of the transactions contemplated by the Common Stock Purchase Agreement; and

•

Enliven shall have received at least $131.6 million in aggregate proceeds in the Enliven pre-closing financing, excluding any investor’s election to reduce the number of shares of Enliven common stock purchased by such investor in the Enliven pre-closing financing as provided for in the Common Stock Purchase Agreement in the case that Enliven receives less than $164.5 million in aggregate proceeds in the Enliven pre-closing financing.

The Common Stock Purchase Agreement may be amended, modified or waived only with the written consent of Enliven and the investors who have agreed, in the aggregate, to purchase at least 55% of the aggregate shares to be issued in the Enliven pre-closing financing, or the Purchaser Majority, provided that any amendment to the purchase price per share, the aggregate proceeds from the Enliven pre-closing financing, the type of security to be issued, the Outside Date (as defined below), or certain closing conditions shall require the consent of all investors. Enliven shall not amend or waive, or approve an amendment or waiver requested by Imara, any term of the Merger Agreement that would be adverse to the investors without the consent of the Purchaser Majority, provided that any such adverse amendment or waiver that only has a de minimis impact on the investors in the overall context of the transactions contemplated under the Common Stock Purchase Agreement does not require such Purchaser Majority consent. The Common Stock Purchase Agreement terminates upon the earlier to occur of (i) the termination of the Merger Agreement, (ii) the mutual written consent of Enliven and the Purchaser Majority, (iii) if on the closing date of the Merger, the closing conditions under the Common Stock Purchase Agreement have not been satisfied or waived and accordingly the Enliven pre-closing financing is not consummated, or (iv) April 13, 2022, or the Outside Date.

CVR Agreement

Overview

At or prior to the effective time of the Merger, Imara will enter into the CVR Agreement with a rights agent, or the Rights Agent, pursuant to which Imara’s pre-Merger common stockholders will receive one CVR for each outstanding share of Imara common stock held by such stockholder on such date. Each CVR will represent the contractual right to receive payments upon the occurrence of certain events related to the Asset Sale or a potential sale or license involving IMR-261, in each case as set forth in, and subject to the permitted deductions set forth in, and in accordance with the terms and conditions of, the CVR Agreement.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, or the permitted deductions under the CVR Agreement are greater than any such proceeds, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that holders of CVRs will receive any amounts with respect thereto. The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Imara or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. No adjustment will be made to Imara options in connection with the issuance of the CVR.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is included in Annex C to this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs

The following discussion is a summary of the material U.S. federal income tax consequences of the receipt of CVRs to Imara stockholders who receive CVRs with respect to Imara common stock, but this discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to an Imara stockholder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect an Imara stockholder. Imara has not sought and does not intend to seek any opinions of counsel or rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs.

This discussion is limited to Imara stockholders that hold Imara common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to an Imara stockholder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to Imara stockholders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	Imara U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding Imara common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Imara common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Imara common stock under the constructive sale provisions of the Code;

•	persons who hold or received Imara common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Imara common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Imara common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

IT IS RECOMMENDED THAT IMARA STOCKHOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF CVRs ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, an “Imara U.S. holder” is a beneficial owner of Imara common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, an “Imara non-U.S. holder” means a beneficial owner of Imara common stock that is neither an Imara U.S. holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes.

Alternative Treatment of the Receipt of CVRs and the Proposed Reverse Stock Split as a Single Recapitalization

Imara will treat the proposed reverse stock split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code that is separate from Imara’s distribution of the CVRs. Notwithstanding that Imara will report the receipt of CVRs and the proposed reverse stock split as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of CVRs and the proposed reverse stock split would differ from those described below and would depend in part on many of the same considerations described below, including whether the CVRs should be treated as property, equity or debt instruments or should be subject to the “open transaction” doctrine. In general, if the CVRs are treated as property and are not subject to the “open transaction” doctrine, and the receipt of the CVRs and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes, then an Imara stockholder should recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the Imara shares received in the proposed reverse stock split (including any cash received in lieu of a fractional share) over (B) the Imara stockholder’s adjusted tax basis in the Imara common stock surrendered in the proposed reverse stock split.

The remainder of this discussion assumes that the distribution of the CVRs to Imara stockholders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the proposed reverse stock split.

Receipt of CVRs by Imara U.S. Holders

There is substantial uncertainty as to the tax treatment of the CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Imara common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes, and such determinations are inherently factual in nature.

As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of receipt of the CVRs or receipt of any payment pursuant to the CVRs. Based on the specific characteristics of the CVRs, Imara intends the issuance of the CVRs to be treated, and will treat such issuance, as a distribution of property with respect to its stock. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the intended tax consequences summarized below. No opinion of counsel or ruling has been or will be sought from the IRS regarding the tax treatment of the CVRs.

Treatment as Distribution of Property. As discussed above, Imara will report the issuance of the CVRs as a distribution of property with respect to its stock. Assuming such treatment is respected by the IRS, each Imara U.S. holder should be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Imara U.S. holder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Imara U.S. holder’s pro rata share of Imara’s current or accumulated earnings and profits for the year of issuance (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Imara U.S. holder’s basis in its Imara common stock, and finally as capital gain from the sale or exchange of Imara common stock with respect to any remaining value. Imara has no accumulated earnings and profits and expects to have no current earnings and profits for the relevant taxable year. Thus, Imara expects the distribution of the CVRs to be treated as a non-dividend distribution for U.S. federal income tax purposes. Imara U.S. holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a non-dividend distribution (or a dividend to the extent of Imara’s earnings and profits) for U.S. federal income tax purposes. Although Imara will estimate the value of the CVRs for purposes of reporting on Form 1099-DIV to Imara U.S. holders, the value of the CVRs is uncertain and the IRS or a court could determine that the value of the CVRs at the time of issuance was higher. In such case, the Imara U.S. holders could be treated as having additional income or gain upon receipt of the CVRs as described above. An Imara U.S. holder’s initial tax basis in such holder’s CVRs should equal the fair market value of such CVRs on the date of their issuance. The holding period of such CVRs should begin on the day after the date of issuance.

Future payments received by an Imara U.S. holder with respect to a CVR would likely be treated as a non-taxable return of such Imara U.S. holder’s adjusted tax basis in the CVR to the extent thereof, and payment in excess of such amount would likely be treated as ordinary income. However, the treatment of future payments, if any, pursuant to the CVRs is uncertain and alternative treatments are possible.

Treatment as Equity. It is possible that the issuance of the CVRs could be treated as a distribution of equity for U.S. federal income tax purposes, in which case Imara U.S. holders should not recognize gain or loss as a result of the issuance of the CVRs. Each Imara U.S. holder’s tax basis in such holder’s Imara common stock would be allocated between such holder’s Imara common stock and such holder’s CVRs based on the fair market value of the CVRs on the date of their issuance and the fair market value of such holder’s Imara common stock. The holding period of such CVRs should include the Imara U.S. holder’s holding period of such holder’s Imara common stock. Future payments, if any, on a CVR received by an Imara U.S. holder should be treated as a dividend to the extent of the Imara U.S. holder’s pro rata share of Imara’s current or accumulated earnings and profits at the time of such payment (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Imara U.S. holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining amount. As discussed above, Imara will not report the issuance of the CVRs as a distribution of equity for U.S. federal income tax purposes.

Treatment as Debt Instrument. It is also possible that the CVRs could be treated as one or more “debt instruments.” If the CVRs are treated as one or more “debt instruments,” then payments received with respect to the CVRs would likely be treated as payments in retirement of a “debt instrument,” except to the extent of interest imputed under the Code. If this tax treatment were to apply, interest generally would be imputed under complex rules. In such a case, an Imara U.S. holder would be required to include any such interest in income on an annual basis, whether or not currently paid. As discussed above, Imara will not report the issuance of the CVRs as a distribution of a “debt instrument” for U.S. federal income tax purposes.

Treatment as “Open Transaction.” It is also possible that the issuance of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs at closing cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each Imara U.S. holder should not immediately take the CVRs into account in determining whether such holder must recognize income or gain, if any, on the receipt of the CVRs and such holder would not take any tax basis in the CVRs. Rather, the Imara U.S. holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received in accordance with the Imara U.S. holder’s regular method of accounting based on whether, as discussed above, the CVRs are treated as a distribution of property or of debt or equity. As discussed above, Imara will not report the issuance of the CVRs as an open transaction for U.S. federal income tax purposes.

Receipt of CVRs by Imara Non-U.S. Holders

Provided that the issuance of the CVRs is treated as a distribution of property with respect to Imara common stock, each Imara non-U.S. holder should be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Imara non-U.S. holder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Imara non-U.S. holder’s pro rata share of Imara’s current or accumulated earnings and profits for the year of issuance (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Imara non-U.S. holder’s basis in its Imara common stock, and finally as capital gain from the sale or exchange of Imara common stock with respect to any remaining amount. Imara has no accumulated earnings and profits and expects to have no current earnings and profits for the relevant taxable year. Thus, Imara expects the distribution of the CVRs to be treated as a non-dividend distribution for U.S. federal income tax purposes. However, if Imara cannot determine at the time of the distribution of the CVRs whether or not the amount of such distribution will exceed current and accumulated earnings and profits, Imara or the applicable withholding agent may withhold (potentially by utilizing other property of such Imara non-U.S. holder held in an account with the applicable withholding agent) at the rate applicable to dividends, as described below.

Dividend payments to an Imara non-U.S. holder will generally be subject to withholding at a 30% rate. If an Imara non-U.S. holder is eligible for a lower treaty rate, withholding will be at such lower treaty rate only if such Imara non-U.S. holder provides a valid IRS Form W-8BEN or Form W-8BEN-E (or applicable successor form) certifying such Imara non-U.S. holder’s qualification for the reduced rate. If an Imara non-U.S. holder holds the stock through a financial institution or other intermediary, the Imara non-U.S. holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Imara non-U.S. holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below regarding FATCA (as defined below) and backup withholding, if the issuance of the CVRs is effectively connected with an Imara non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Imara non-U.S. holder maintains a permanent establishment in the United States to which the distribution of the CVRs is attributable), the Imara non-U.S. holder will be exempt from U.S. federal withholding tax and the distribution of the CVRs generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Imara non-U.S. holder were a U.S. holder. To claim the exemption, the Imara non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution is effectively connected with the Imara non-U.S. holder’s conduct of a trade or business within the United States. An Imara non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on all or a portion of its effectively connected earnings and profits for the taxable year.

Future payments, if any, to an Imara non-U.S. holder with respect to a CVR may also be subject to withholding at a 30% rate unless the holder establishes a reduced treaty rate or that such income is exempt from withholding because it is effectively connected with the holder’s conduct of a trade or business within the United States.

Under the provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, the issuance of the CVRs and future payments, if any, to an Imara non-U.S. holder with respect to the CVRs may be subject to withholding at a rate of 30% if the Imara non-U.S. holder fails to satisfy prescribed certification requirements. In general, no such withholding will be required with respect to an Imara non-U.S. holder that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. If withholding under FATCA is required, Imara non-U.S. holders not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) may be required to seek a refund or credit from the IRS.

Any withholding required by Imara or other applicable withholding agents may be satisfied by Imara or such agent by withholding a portion of the issued CVRs, from future payments, if any, on the CVRs, or from other property of the Imara non-U.S. holder held in an account with the applicable withholding agent.

To the extent that the issuance of the CVRs is treated as capital gain from the sale or exchange of Imara common stock, such gain generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with the conduct by an Imara non-U.S. holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Imara non-U.S. holder), (ii) in the case of gain realized by an Imara non-U.S. holder that is an individual, such Imara non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) Imara is or has been a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes and, if the shares are “regularly traded on an established securities market,” such Imara non-U.S. holder owned, directly or indirectly, at any time during the five-year period ending on the date of the distribution, more than five percent of the shares of Imara common stock and such Imara non-U.S. holder is not eligible for any treaty exemption. Imara believes it is not, and has not been, a USRPHC for U.S. federal income tax purposes. In addition, although not free from doubt, Imara believes that Imara common shares currently should be considered to be regularly traded.

An Imara non-U.S. holder should consult its tax advisor regarding its entitlement to benefits and the various rules under applicable tax treaties.

Information Reporting and Backup Withholding

In general, the issuance of the CVRs to Imara U.S. holders will be reported to the IRS unless the holder is an exempt recipient. Backup withholding, currently at a rate of 24%, may apply unless the Imara U.S. holder (1) is an exempt recipient or (2) provides a certificate (generally on an IRS Form W-9) containing the Imara U.S. holder’s name, address, correct federal taxpayer identification number and statement that the Imara U.S. holder is a U.S. person and is not subject to backup withholding.

An Imara non-U.S. holder will not be subject to backup withholding with respect to the issuance of the CVRs, provided the Imara non-U.S. holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, Form W-8BEN-E, or Form W-8ECI, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with the issuance of the CVRs, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Imara non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.

IMARA EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section describes the material elements of compensation awarded to, earned by or paid to Rahul D. Ballal, Imara’s President and Chief Executive Officer, who was a named executive officer of Imara for 2021 and who is expected to serve as a director of the combined company following the consummation of the Merger.

Executive and Director Compensation Processes

Imara’s executive compensation program is administered by the compensation committee of its board of directors, subject to the oversight of its board of directors. The compensation committee is responsible for determining the compensation for all executives other than the chief executive officer. Imara’s board of directors, with the recommendation of the compensation committee, is responsible for determining the compensation of its chief executive officer. Imara’s compensation committee typically reviews and discusses management’s proposed compensation with the chief executive officer for all executives other than the chief executive officer. Based on those discussions and its discretion, taking into account the factors noted above, the compensation committee then sets the compensation for each executive officer other than the chief executive officer and recommends the compensation for the chief executive officer to Imara’s board of directors for approval. Imara’s board of directors discusses the compensation committee’s recommendation and ultimately approves the compensation of its chief executive officer without members of management present.

During 2021, Imara’s compensation committee directly retained Pearl Meyer & Partners, LLC, or Pearl Meyer, to advise the compensation committee on its compensation program for executive officers, which includes base salaries, annual performance-based cash incentives and equity incentive awards, and Pearl Meyer made recommendations with respect to the amount and form of executive and director compensation. Although Imara’s compensation committee considers the advice and guidance of Pearl Meyer as to its executive compensation program, Imara’s compensation committee ultimately makes its own decisions about these matters. In the future, Imara expects that its compensation committee will continue to engage independent compensation consultants to provide additional guidance on its executive compensation programs and to conduct further competitive benchmarking against a peer group of publicly traded companies.

The compensation committee reviewed information regarding the independence and potential conflicts of interest of Pearl Meyer, taking into account, among other things, the factors set forth in the Nasdaq listing standards. Based on such review, the compensation committee concluded that the engagement of Pearl Meyer did not raise any conflict of interest.

In addition to executive compensation, Imara’s compensation committee conducts an annual review of director compensation and makes recommendations to the board of directors with respect thereto.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to Dr. Ballal for the years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	All other compensation ($)		Total ($)
Rahul D. Ballal, Ph.D.(3)	2021	517,729	232,978	1,189,482	10,840	(4)	1,951,029
President and Chief Executive Officer	2020	436,687	177,289	—	11,620	(5)	625,596

(1)	Amounts represent a cash bonus award under Imara’s discretionary annual cash bonus program.
(2)

The amounts reported in the “Option awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting

Standards Board Accounting Standards Codification, or ASC, Topic 718. See Note 11 of the notes to Imara’s consolidated financial statements for the fiscal year ended December 31, 2021, included in Imara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 15, 2022, and incorporated by reference herein, regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.
(3)	Dr. Ballal also serves as a member of Imara’s board of directors but does not receive any additional compensation for his service as a director.
(4)	Amount represents $9,750 from 401(k) matching contributions and $1,090 from premiums paid on behalf of Dr. Ballal for life insurance.
(5)	Amount represents $9,000 from 401(k) matching contributions, $1,090 from premiums paid on behalf of Dr. Ballal for life insurance and $1,530 in reimbursements for monthly parking costs.

Narrative to Summary Compensation Table

Base Salary. In 2021, Imara paid Dr. Ballal an annualized base salary of $437,750 until February 1, 2021, when his annualized base salary was increased to $525,000. Imara uses base salaries to recognize the experience, skills, knowledge and responsibilities required of all its employees, including Dr. Ballal. None of Imara’s executive officers, including Dr. Ballal, is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. Effective February 1, 2022, Imara increased Dr. Ballal’s base salary to $550,000.

Annual Bonus. Imara’s board of directors may, in its discretion, award bonuses to its executive officers, including its named executive officers, from time to time. Imara’s letter agreement with Dr. Ballal provides that he will be eligible for an annual discretionary bonus up to a specified percentage of his salary based upon Imara’s achievements and his performance, as determined by Imara’s board of directors. Performance-based bonuses, which are calculated as a percentage of base salary, are designed to motivate Imara’s employees to achieve annual goals based on its strategic, financial and operating performance objectives. From time to time, Imara’s board of directors has approved discretionary annual cash bonuses to its named executive officers with respect to their prior year performance. In 2020, Dr. Ballal was eligible to receive a discretionary bonus of up to 45% of his annualized base salary. In 2021, Dr. Ballal’s annual discretionary bonus eligibility was increased up to 50% of his annualized base salary. Imara paid Dr. Ballal a discretionary bonus of $177,289 with respect to 2020 and $232,978 with respect to 2021.

Equity Incentives. Although Imara does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, or any formal equity ownership guidelines applicable to them, Imara believes that equity grants provide its executives with a strong link to its long-term performance, create an ownership culture and help to align the interests of its executives and its stockholders. In addition, Imara believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes its executive officers to remain in its employment during the vesting period. Accordingly, Imara’s board of directors periodically reviews the equity incentive compensation of its executive officers, including its named executive officers, and from time to time may grant equity incentive awards to them.

Imara granted an option to purchase 133,350 shares of our common stock to Dr. Ballal in January 2021. The shares underlying the option vest and become exercisable over four years, with 25% of the shares vesting on the first anniversary of the date of grant, and the remaining shares vesting in equal quarterly installments thereafter, subject to Dr. Ballal’s continuous service with Imara. The vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. Ballal’s employment within twelve months following a change in control.

Imara did not grant equity incentive awards to Dr. Ballal or any of its named executive officers during 2020.

Prior to the completion of its initial public offering in March 2020, Imara’s executives were eligible to participate in its 2016 Stock Incentive Plan, as amended, or the Imara 2016 Plan. Imara’s employees and executives are now eligible to receive stock options and other stock-based awards pursuant to the Imara Inc. 2020 Equity Incentive Plan, or the Imara 2020 Plan.

Imara has used stock options and other stock-based awards to compensate its executive officers in the form of initial grants in connection with the commencement of employment and also at various times, often but not necessarily annually, if Imara has performed as expected or better than expected. The award of stock options and other stock-based awards to Imara’s executive officers have historically been made by its board of directors or compensation committee. None of Imara’s executive officers, including Dr. Ballal, is currently party to an employment agreement that provides for automatic award of stock options or other stock-based awards. Imara has granted stock options and other stock-based awards to its executive officers with time-based and performance-based vesting. The options that Imara has granted to its executive officers typically vest as to 25% of the shares underlying the award on the first anniversary of the grant date and in equal quarterly installments for three years thereafter. Imara has also granted performance-based awards tied to the achievement of milestones. Vesting rights cease upon termination of employment and exercise rights for stock options cease shortly after termination, except that vesting is fully accelerated upon certain terminations in connection with a change of control and exercisability is extended in the case of death or disability. Prior to the exercise of a stock option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents.

Imara has historically awarded stock options and other stock-based awards with exercise prices or purchase prices, as applicable, that are equal to the fair market value of its common stock on the date of grant as determined by Imara’s board of directors. Since Imara’s initial public offering in March 2020, all stock options were issued with exercise prices that were no less than the closing price on the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding all outstanding stock options held by Dr. Ballal as of December 31, 2021.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date
Rahul D. Ballal	230,374	33,625	(1)	3.15	10/18/2028
	220,885	100,403	(2)	4.92	5/15/2029
	43,813	56,332	(3)	4.92	5/15/2029
	—	133,350	(4)	13.05	1/27/2031

(1)

This option was granted on October 19, 2018, and the shares underlying the option vest and become exercisable over four years, with 25% of the shares having vested on the first anniversary of the date of grant and the remaining shares vesting in equal quarterly installments thereafter, subject to Dr. Ballal’s continuous service with Imara. The vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. Ballal’s employment within twelve months following a change in control.

(2)

This option was granted on May 16, 2019, and the shares underlying the option vest and become exercisable over four years, with 25% of the shares having vested on the first anniversary of the date of grant and the remaining shares vesting in equal quarterly installments thereafter, subject to Dr. Ballal’s continuous service with Imara. The vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. Ballal’s employment within twelve months following a change in control.

(3)

This option was granted on May 16, 2019, and 25% of the shares underlying the option vested on February 25, 2021, the first anniversary of the closing of the second tranche of our series B preferred stock financing, with the remaining shares vesting in quarterly installments for three years thereafter. The vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. Ballal’s employment within twelve months following a change in control.

(4)

This option was granted on January 28, 2021, and the shares underlying the option vest and become exercisable over four years, with 25% of the shares having vested on the first anniversary of the date of grant and the remaining shares vesting in equal quarterly installments thereafter, subject to Dr. Ballal’s continuous service with Imara. The vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. Ballal’s employment within twelve months following a change in control.

All outstanding options held by Imara’s non-employee directors accelerated in full upon closing of the Asset Sale on November 10, 2022. Please see “The Merger – Interests of Imara Directors and Executive Officers in the Merger – Treatment of Imara Stock Options” elsewhere in this proxy statement/prospectus for more information.

Letter Agreement with Rahul D. Ballal, Ph.D.

In connection with its initial hiring of Dr. Ballal as its President and Chief Executive Officer, Imara entered into a letter agreement with him dated April 17, 2018, which was amended and restated on August 12, 2019 and September 23, 2019, and further amended on November 5, 2021. The current letter agreement, as amended, is referred to herein as the Ballal letter agreement. Under the Ballal letter agreement, Dr. Ballal is an at-will employee, and his employment with Imara can be terminated by Dr. Ballal or Imara at any time and for any reason. Pursuant to the Ballal letter agreement, Dr. Ballal’s current annualized base salary is $550,000, and he is eligible to receive an annual discretionary bonus of up to 50% of his annualized base salary. Imara will also reimburse all of Dr. Ballal’s monthly parking costs at a designated parking garage lot or his commuting costs for public transportation.

Under the Ballal letter agreement, Dr. Ballal is entitled, subject to his execution and nonrevocation of a release of claims in Imara’s favor and his continued compliance with certain restrictive covenants, in the event of the termination of his employment by Imara without cause or by him for good reason, each as defined in the Ballal letter agreement, to (i) continue receiving his then-current annual base salary for a period of twelve months following the date his employment with Imara is terminated, and (ii) reimbursement of COBRA premiums for health benefit coverage for a period of up to twelve months following the date that his employment with Imara is terminated. In the event that Dr. Ballal’s employment is terminated by Imara without cause or by Dr. Ballal with good reason within twelve months following a change of control, each as defined in the Ballal letter agreement, Dr. Ballal will be entitled, subject to his execution and nonrevocation of a release of claims in Imara’s favor and his continued compliance with certain restrictive covenants, to (i) continue receiving his then-current annual base salary for a period of eighteen months following the date his employment with Imara is terminated, (ii) reimbursement of COBRA premiums for health benefit coverage for a period of up to eighteen months following the date that his employment with Imara is terminated and (iii) one hundred and fifty percent of his annual bonus target amount for the year in which the termination occurs, payable as a lump sum. In addition, under the terms of the Ballal letter agreement or the applicable option agreements, Dr. Ballal will be entitled to full acceleration of vesting on all outstanding options as of the date of his termination. Under the Ballal letter agreement, if payments and benefits payable to Dr. Ballal in connection with a change in control are subject to Section 4999 of the Code, then such payments and benefits will either be paid in full or be reduced so that the Section 4999 excise tax does not apply, whichever results in the better after-tax result for Dr. Ballal.

Retention Award

On May 5, 2022, Imara entered into a retention agreement with Dr. Ballal, which was further amended on September 6, 2022. Please see the section titled “The Merger–Interests of Imara Directors and Executive Officers in the Merger–Retention Awards” elsewhere in this proxy statement/prospectus for more information about the retention agreement.

Severance Benefits

Please see the section titled “The Merger–Interests of Imara Directors and Executive Officers in the Merger – Severance Benefits” elsewhere in this proxy statement/prospectus for more information about the severance benefits to which Dr. Ballal may be entitled.

Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreements

Dr. Ballal has entered into a standard form of agreement with respect to non-competition, non-solicitation, confidential information and assignment of inventions. Under this agreement, Dr. Ballal has agreed not to compete with Imara during his employment and for a period ranging from six months to one year after the termination of his employment, not to solicit Imara’s employees, consultants, clients or customers during his employment and for a period ranging from six months to one year after the termination of his employment, and to protect Imara’s confidential and proprietary information indefinitely. In addition, under this agreement, Dr. Ballal has agreed that Imara owns all inventions that are developed by him during his employment with Imara that are related to Imara’s business or research and development conducted or planned to be conducted by Imara at the time such development is created. Dr. Ballal also agreed to provide Imara with a non-exclusive, royalty-free, perpetual license to use any prior inventions that he incorporates into inventions assigned to Imara under this agreement.

401(k) Plan

Imara maintains a defined contribution employee retirement plan for its employees, including its named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and any qualified nonelective contributions made by Imara. Employee contributions are held and invested by the plan’s trustee as directed by participants. The 401(k) plan provides Imara with the discretion to match employee contributions.

Limitation of Liability and Indemnification

Imara’s restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to Imara or to its stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of Imara’s directors:

•	for any breach of the director’s duty of loyalty to Imara or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Imara’s directors will be further limited to the greatest extent permitted by the DGCL.

In addition, Imara’s restated certificate of incorporation provides that Imara must indemnify its directors and officers and must advance expenses, including attorneys’ fees, to its directors and officers in connection with legal proceedings, subject to very limited exceptions.

Imara maintains a general liability insurance policy that covers specified liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, Imara has entered into indemnification agreements with all of its directors and executive officers. These indemnification agreements may require Imara, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of Imara’s executive officers or directors.

Some of Imara’s non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of Imara’s board of directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling Imara, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Plans

Imara’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of Imara’s common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. In addition, Imara’s directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

Dr. Ballal does not receive any additional compensation for his service as director. The compensation that Imara pays to Dr. Ballal is discussed under “—Summary Compensation Table” and “—Narrative to Summary Compensation Table.”

Securities Authorized for Issuance under Equity Compensation Plans

The following table contains information about Imara’s equity compensation plans as of December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Imara’s security holders
Imara 2016 Stock Incentive Plan	1,068,045	$4.51	—
Imara 2020 Plan (1)	1,304,979	13.82	1,216,532
Imara 2020 ESPP (2)	—	—	175,667
Equity compensation plans not approved by Imara’s security holders	—	—	—

Total	2,373,024	$9.63	1,392,199

(1)

The Imara 2020 Equity Incentive Plan, or the Imara 2020 Plan, has an evergreen provision that allows for an annual increase in the number of shares available for issuance under the Imara 2020 Plan to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2021 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2030, equal to the lesser of (i) 4% of the outstanding shares on such date or (ii) an amount determined by Imara’s board of directors. On January 1, 2022, 1,051,490 additional shares were reserved for future issuance under the Imara 2020 Plan pursuant to this provision.

(2)

The Imara Inc. 2020 Employee Stock Purchase Plan, or the Imara 2020 ESPP, has an evergreen provision that allows for an annual increase in the number of shares available for issuance under the Imara 2020 Employee Stock Purchase Plan to be added on the first day of each fiscal year, commencing on January 1, 2021 and ending on January 1, 2031, equal to the least of (i) 386,432 shares of common stock, (ii) 1% of the outstanding shares on such date and (iii) an amount determined by Imara’s board of directors. On January 1, 2022, 262,872 additional shares were reserved for issuance under the Imara 2020 ESPP pursuant to this provision.

ENLIVEN EXECUTIVE COMPENSATION

The following section discusses the material components of the executive compensation program for Enliven’s named executive officers who are identified in the Summary Compensation Table below. This discussion may contain forward-looking statements that are based on Enliven’s current plans, considerations, expectations, and determinations regarding future compensation programs.

Overview

The following section discusses the material components of the executive compensation program for Enliven’s named executive officers who are identified in the Summary Compensation Table below. This discussion may contain forward-looking statements that are based on Enliven’s current plans, considerations, expectations, and determinations regarding future compensation programs.

For 2021, Enliven’s named executive officers were:

•	Sam Kintz, M.B.A., Chief Executive Officer;

•	Helen Collins, M.D., Chief Medical Officer; and

•	Benjamin Hohl, Chief Financial Officer.

2021 Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of Enliven’s executive compensation program. The relative levels of base salary for the named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability. Please see the “Salary” column in the Summary Compensation Table for the base salary amount received by each named executive officer during the years ended December 31, 2021.

Cash Bonuses

Historically, Enliven’s named executive officers have been eligible to receive discretionary annual cash bonuses based on Enliven’s evaluation of the named executive officer’s individual performance and contributions as well as Enliven’s overall financial condition and performance. Bonus compensation is designed to hold executives accountable, reward the executives based on actual business results and help create a “pay for performance” culture. Please see the “Bonus” column in the Summary Compensation Table for the annual cash bonus amount earned by each named executive officer during the year ended December 31, 2021.

Equity Awards

To further focus Enliven’s executive officers on Enliven’s long-term performance, Enliven has granted equity compensation in the form of stock options. In the year ended December 31, 2021, the Enliven board of directors awarded options to purchase shares of Enliven common stock to each of Mr. Kintz, Dr. Collins, and Mr. Hohl. Mr. Kintz was granted an option covering 1,370,235 shares, Dr. Collins was granted an option covering 972,820 shares, and Mr. Hohl was granted an option covering 888,227 shares.

Please see “Outstanding Equity Awards at Fiscal 2021 Year-End” below for a summary of the outstanding equity awards held by each of the named executive officers as of the 2021 year-end.

Summary Compensation Table

The following table shows information regarding the compensation of Enliven’s named executive officers for services performed during the year ended December 31, 2021.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)	Option Awards ($)(3)	Total ($)
Sam Kintz, M.B.A.	2021	400,000	200,000	—	1,589,199	2,189,199
Chief Executive Officer
Helen Collins, M.D.	2021	215,352	64,767	—	1,403,682	1,683,801
Chief Medical Officer
Benjamin Hohl	2021	145,833	78,750	—	1,363,961	1,588,544
Chief Financial Officer

(1)	The amounts disclosed represent the dollar value of base salary earned by the named executive officer as of December 31, 2021.
(2)	The amounts disclosed represent discretionary annual bonuses earned by the named executive officer during 2021 and paid in 2022.
(3)

The amounts disclosed represent the aggregate grant date fair value of the stock options awarded in 2021 subject to time-based vesting conditions, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Assumptions used in the calculation of this amount are included in Note 10 to Enliven’s audited consolidated financial statements included in this proxy statement/prospectus

Outstanding Equity Awards at Fiscal 2021 Year-End

The following table presents information regarding the outstanding equity awards held by each of the named executive officers as of December 31, 2021.

	Option Awards								Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Sam Kintz, M.B.A.	6/12/2019		—		—		—	—	531,250	(3)	1,062,500
	6/16/2020	(1)	1,167,556	(4)	—		0.33	6/15/2030	—		—
	3/25/2021	(1)	342,558	(5)	1,027,677		1.38	3/24/2031	—		—
Helen Collins, M.D.	6/17/2021	(1)	—		972,820	(6)	1.38	6/17/2031	—		—
Benjamin Hohl	8/2/2021	(1)	—		888,227	(7)	1.38	8/2/2031	—		—

(1)	This outstanding equity award was granted pursuant to the Enliven 2019 Plan.
(2)

This amount reflects the fair market value of Enliven’s common stock of $2.00 as of December 31, 2021 (the determination of the fair market value by Enliven’s board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.

(3)	The shares vest in six equal monthly installments beginning on January 12, 2022, subject to continued service to Enliven.
(4)

The option is subject to an early exercise provision and is immediately exercisable. Shares subject to the option vest in 48 equal monthly installments beginning on May 3, 2020, subject to continued service to Enliven.

(5)	The shares subject to the option vest in 48 equal monthly installments beginning on January 14, 2021, subject to continued service to Enliven.

(6)	25% of the shares subject to the option vest on the June 17, 2022 and the remainder vest in 36 equal monthly installments thereafter, subject to continued service to Enliven.
(7)	25% of the shares subject to the option vest on August 2, 2021, and the remainder vest in 36 equal monthly installments thereafter, subject to continued service to Enliven.

Additional Narrative Disclosure

Sam Kintz

Mr. Kintz currently receives an annual base salary of $400,000 and is eligible for an annual discretionary performance bonus with a target amount of up to 50% of his base salary.

Benjamin Hohl

Mr. Hohl and Enliven entered into an offer letter agreement, dated June 24, 2021, or the Hohl Offer Letter. Under the terms of the Hohl Offer Letter, Mr. Hohl is entitled to an annual base salary of $350,000 and is eligible for an annual discretionary performance bonus with a target amount of up to 30% of his base salary.

Pursuant to the terms of the Hohl Offer Letter, if Mr. Hohl’s employment with Enliven is terminated by Enliven other than for Cause (as defined in the Hohl Offer Letter) or Mr. Hohl resigns for Good Reason (as defined in the Hohl Offer Letter), then Mr. Hohl will receive a severance payment equal to 6 months of his base salary.

Helen Collins

Dr. Collins and Enliven entered into an offer letter agreement, dated February 3, 2021, or the Collins Offer Letter. Under the terms of the Collins Offer Letter, Dr. Collins is entitled to an annual base salary of $400,000 and is eligible for an annual discretionary bonus with a target amount of up to 30% of her base salary.

NEO Options

Each of the stock options granted to Enliven’s named executive officers is subject to double-trigger acceleration (the “NEO Options”). If a named executive officer’s continuous status as a service provider is terminated without cause (as defined in the applicable option agreement) and other than as a result of death or disability, within 12 months following a change in control (as defined in the Enliven 2019 Plan), then the shares subject to the NEO Options will vest in full, subject to the named executive officer’s execution and non-revocation of a release of claims in favor of Enliven.

401(k) Plan

Enliven participates in a multiple employer tax-qualified 401(k) savings plan which allows participants to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. Pursuant to the terms of such 401(k) plan, Enliven may make discretionary matching contributions under and pursuant to the terms of the plan and applicable law. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Equity Compensation Plans

2019 Equity Incentive Plan

The Enliven board of directors adopted and Enliven stockholders approved the Enliven 2019 Plan in 2019. The Enliven 2019 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees of Enliven and its parent and subsidiary corporations, and for the grant of nonstatutory stock options, restricted stock, restricted stock units and stock appreciation rights to employees, directors, and consultants of Enliven and employees and consultants of Enliven’s parent and subsidiary corporations. The Enliven 2019 Plan will be terminated in connection with the Merger, and no additional awards will be granted under the Enliven 2019 Plan thereafter. However, the Enliven 2019 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the Enliven 2019 Plan.

As of            , 2022, stock options covering            shares of Enliven common stock were outstanding under the Enliven 2019 Plan, with            vested shares subject to outstanding stock options as of such date. Each stock option granted under the Enliven 2019 Plan that is outstanding immediately prior to the Effective Time, will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the Effective Time, a number shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan.

Stock Subject to the Plan. Subject to the adjustment provisions contained in the Enliven 2019 Plan, the maximum aggregate number of shares of Enliven common stock that may be subject to awards and sold under the Enliven 2019 Plan is 15,862,968. Shares granted under the Enliven 2019 Plan may be authorized but unissued, or reacquired shares of Enliven common stock.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program described in the following paragraph, or, with respect to restricted stock or restricted stock units is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the Enliven 2019 Plan (unless the Enliven 2019 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the Enliven 2019 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the Enliven 2019 Plan (unless the Enliven 2019 Plan has terminated). Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Enliven 2019 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the Enliven 2019 Plan.

Plan Administration. The Enliven board of directors or one or more committees appointed by the Enliven board of directors administers the Enliven 2019 Plan. Different committees may administer the Enliven 2019 Plan with respect to different service providers. Subject to the provisions of the Enliven 2019 Plan, the administrator has the power to administer the Enliven 2019 Plan and make all determinations deemed necessary or advisable for administering the Enliven 2019 Plan, including the power to determine the fair market value of Enliven common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the Enliven 2019 Plan, determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award), construe and interpret the terms of the Enliven 2019 Plan and awards granted under it, prescribe, amend and rescind rules relating to the Enliven 2019 Plan (including relating to sub-plans), modify, or amend each award, such as the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type, and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock options. Stock options may be granted under the Enliven 2019 Plan. The per share exercise price of options granted under the Enliven 2019 Plan generally must be at least equal to the fair market value of a share of Enliven common stock on the date of grant. The term of an option may not exceed 10 years. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of Enliven’s (or any parent or subsidiary of Enliven) outstanding stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of Enliven common stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator to the extent permitted by applicable law. After termination of a participant’s service, he or she may exercise the vested portion of his or her option for six months following a termination due to death or disability, for 30 days following a termination for any other reason, or for any longer period specified in the applicable option agreement. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the Enliven 2019 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights options may be granted under the Enliven 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the underlying shares of Enliven common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years, and the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value of a share of Enliven common stock on the date of grant. The administrator will determine the period of time after a participant’s termination of service during which the participant may exercise his or her stock appreciation right, subject to the same terms and conditions that apply to options that are described above. Subject to the provisions of the Enliven 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Enliven common stock, or a combination of cash and shares.

Restricted Stock. Restricted stock may be granted under the Enliven 2019 Plan. Restricted stock awards are grants of shares of Enliven common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of the Enliven 2019 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate, and the administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights and rights to receive dividend and other distributions with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to Enliven’s right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the Enliven 2019 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of Enliven common stock. Subject to the provisions of the Enliven 2019 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, business unit or individual goals (such as continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination of cash and shares. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Transferability of Awards. Unless the administrator provides otherwise, the Enliven 2019 Plan generally does not allow for the transfer of awards (other than by will or the laws of descent or distribution), and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in Enliven’s capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Enliven 2019 Plan, the administrator will adjust the number and class of shares that may be delivered under the Enliven 2019 Plan and/or the number, class, and price of shares covered by each outstanding award.

Dissolution or Liquidation. In the event of Enliven’s proposed liquidation or dissolution, the administrator will notify participants before the effective date of such transaction, and to the extent not exercised, all awards will terminate immediately before the consummation of such proposed transaction.

Merger or Change in Control of Enliven. The Enliven 2019 Plan provides that in the event of a merger or change in control of Enliven, as described under the Enliven 2019 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the Enliven 2019 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the Merger or change in control, become vested and exercisable or payable and be terminated in connection with the Merger or change in control, be terminated in exchange for cash or other property, or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type similarly.

Amendment; Termination. The Enliven board of directors may, at any time, amend or terminate the Enliven 2019 Plan, but no such amendment or termination will impair the rights of any participant, unless mutually agreed to in writing between the participant and the administrator. To the extent necessary and desirable to comply with applicable laws, Enliven will obtain stockholder approval of any amendment to the Enliven 2019 Plan. As noted above, it is expected that, the Enliven 2019 Plan will be terminated in connection with the Merger, and no additional awards will be granted under the Enliven 2019 Plan thereafter.

Director Compensation

2021 Director Compensation Table

The following table sets forth information for the year ended December 31, 2021 regarding the compensation awarded to or earned by certain of Enliven’s non-employee directors. Mr. Kintz, Enliven’s Chief Executive Officer, and Dr. Lyssikatos, Enliven’s Chief Scientific Officer, do not receive any additional compensation for their service as members of Enliven’s board of directors. Please see the Summary Compensation Table above for the compensation paid or awarded to Mr. Kintz for 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)(4)	Total ($)
Jake Bauer	16,250	—	408,807	425,057
Mira Chaurushiya, Ph.D.(1)	—	—	—	—
Mika Derynck, M.D.	12,500	—	454,654	467,154
Rishi Gupta, J.D.	—	—	—	—
Richard Heyman, Ph.D.	24,792	—	397,300	422,092
Andrew Phillips, Ph.D.	—	—	—	—
Andrew Schwab(5)	—	—	—	—

(1)	Dr. Chaurushiya resigned from Enliven’s board of directors on December 15, 2021.
(2)

As of December 31, 2021, Mr. Bauer held 253,651 unvested shares issued upon the early exercise of a stock option grant that remain subject to Enliven’s repurchase right and Dr. Heyman held 96,326 unvested shares issued upon the early exercise of a stock option grant that remain subject to Enliven’s repurchase right and 126,760 unvested shares of restricted stock. None of Enliven’s other non-employee directors held stock awards as of December 31, 2021.

(3)

The amounts disclosed represent the aggregate grant date fair value of the stock options awarded in 2021 subject to time-based vesting conditions, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Assumptions used in the calculation of this amount are included in Note 10 to Enliven’s audited consolidated financial statements included in this proxy statement/prospectus.

(4)

As of December 31, 2021, Dr. Derynck held options to purchase 296,076 shares of Enliven’s common stock and Dr. Heyman held options to purchase 342,559 shares of Enliven’s common stock. None of Enliven’s other non-employee directors held option awards as of December 31, 2021.

(5)	Mr. Schwab was elected to Enliven’s board of directors on December 15, 2021

MATTERS BEING SUBMITTED TO A VOTE OF IMARA STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF THE ISSUANCE OF SHARES OF IMARA COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT FOR PURPOSES OF NASDAQ LISTING RULES 5635(a), (b) AND (d)

General

At the Imara special meeting, Imara stockholders will be asked to approve the issuance of shares of Imara common stock pursuant to the terms of the Merger Agreement (as it may be amended from time to time) in accordance with Nasdaq Listing Rules 5635(a), (b) and (d).

Immediately following the Merger, it is expected that the former Enliven securityholders, including those purchasing shares in the Enliven pre-closing financing, will own approximately 84.1% of the common stock of the combined company on a fully-diluted basis and the Imara securityholders as of immediately prior to the Merger will own approximately 15.9% of the common stock of Imara on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, and (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, and (d) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million, in each case as further described in the Merger Agreement.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Imara common stock in the Merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Stockholder Approval Requirement for Purposes of Nasdaq Listing Rules 5635(a), (b) and (d)

Pursuant to Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. Because Imara expects to issue approximately 147,470,301 shares of Imara common stock to the stockholders of Enliven in accordance with the terms and subject to the conditions of the Merger Agreement, which number exceeds 20% of both the voting power and the number of shares of Imara common stock outstanding before such issuance, Imara is seeking the approval of its stockholders for the issuance of shares of Imara common stock pursuant to the Merger Agreement pursuant to Nasdaq Listing Rule 5635(a).

Additionally, pursuant to Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of common stock that will result in a change of control of a listed company. Because Imara expects that the consummation of the Merger, including the issuance of shares of Imara common stock to the stockholders of Enliven pursuant to the Merger Agreement, will constitute a change of control for purposes of Nasdaq Listing Rule 5635(b), Imara is seeking the approval of its stockholders for the issuance of shares of Imara common stock pursuant to the Merger Agreement pursuant to Nasdaq Listing Rule 5635(b).

Finally, pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. The closing price of Imara’s common stock on October 13, 2022, which immediately preceded the signing of the Merger Agreement, was $2.58 per share, and the average closing price of Imara’s common stock for the five trading days immediately preceding the signing of the Merger Agreement was $2.396 per share. Because the price at which Imara will issue the shares of Imara common stock to the stockholders of Enliven in accordance with the terms and subject to the conditions of the Merger Agreement may be deemed to be lower than $2.396 per share, Imara is seeking the approval of its stockholders for the issuance of shares of Imara common stock pursuant to the Merger Agreement pursuant to Nasdaq Listing Rule 5635(d).

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of Imara common stock present or represented at the meeting and voting affirmatively or negatively on such matter is required to approve this Proposal No. 1.

Pursuant to support agreements, each of Imara’s directors and officers and certain other stockholders have agreed to vote in favor of this Proposal No. 1. As of the date of this proxy statement/prospectus, such stockholders own approximately 33% of the outstanding shares of Imara common stock.

IMARA’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 1.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Proposal No. 1.

PROPOSAL NO. 2:

ADOPTION AND APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF IMARA TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF IMARA COMMON STOCK

General

Imara is seeking stockholder approval for a proposal to adopt an amendment to its restated certificate of incorporation to increase the number of authorized shares of Imara common stock from 200,000,000 shares to 400,000,000 shares.

Imara’s restated certificate of incorporation currently authorizes 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which      shares of common stock and no shares of preferred stock were outstanding as of                , the record date for the Imara special meeting. The proposed amendment to Imara’s restated certificate of incorporation would not increase or otherwise affect its authorized preferred stock. Imara’s common stock is all of a single class, with equal voting, distribution, liquidation and other rights. The additional Imara common stock to be authorized by adoption of the amendment would have rights identical to Imara’s currently outstanding common stock.

A copy of the amendment to Imara’s restated certificate of incorporation is attached as Annex G to this proxy statement/prospectus. If Imara’s stockholders approve this proposal, subject to the discretion of Imara’s board of directors, Imara intends to file the amendment to its restated certificate of incorporation with the Secretary of State of the State of Delaware prior to the effective time of the Merger. In the event that Imara’s board of directors determines to effect the authorized share increase that is the subject of this Proposal No. 2 and the Reverse Stock Split that is the subject of Proposal No. 3, assuming that each proposal is approved by the Imara stockholders, Imara’s board of directors would effect the authorized share increase before effecting the Reverse Stock Split.

Purpose

As described in greater detail in Proposal No. 1, Imara will be required to issue shares of its common stock to Enliven stockholders pursuant to the terms of the Merger Agreement. In addition, if Proposals No. 4 and 5 are approved, Imara will reserve additional shares of its common stock for future issuance under its Amended and Restated 2020 Equity Incentive Plan and its 2020 Employee Stock Purchase Plan. To the extent Proposal No. 3 is approved and the Reverse Stock Split is implemented, the authorized shares of Imara will be proportionately reduced in accordance with the split to be determined in the discretion of Imara’s board of directors as described in greater detail in Proposal No. 3.

Imara’s board of directors believes that as a result of the foregoing, the number of authorized shares of common stock that would be authorized and unissued and not reserved for issuance will not be an adequate number of shares to assure that there will be sufficient shares available for future issuance under the Imara Inc. Amended and Restated 2020 Equity Incentive Plan and the Imara Inc. 2020 Employee Stock Purchase Plan, taking into account the annual increases in the shares reserved for issuance under such plans as described in Proposals No. 4 and 5. In addition, there will not be sufficient shares available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans, and other corporate purposes. Therefore, Imara’s board of directors has determined that it is in the best interests of Imara and its stockholders to amend its restated certificate of incorporation as described herein.

Except for (i) the issuance of shares pursuant to the terms of the Merger Agreement, which is the subject of Proposal No. 1 and which is described elsewhere in this proxy statement/prospectus, (ii) the issuance of shares that may result from the increase in shares available for issuance under the amendment and restatement of the Imara 2020 Equity Incentive Plan, which is the subject of Proposal No. 4, and (iii) the issuance of shares that may result from the increase in shares available for issuance under the amendment to the Imara 2020 Employee

Stock Purchase Plan, which is the subject of Proposal No. 5, Imara does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Possible Effects of the Amendment

If the amendment to Imara’s restated certificate of incorporation is approved, the additional authorized shares would be available for issuance at the discretion of Imara’s board of directors and without further stockholder approval, except as may be required by law or the rules of The Nasdaq Stock Market on which Imara common stock is listed. The additional shares of authorized common stock would have the same rights and privileges as the shares of Imara common stock currently issued and outstanding. Holders of Imara common stock have no preemptive rights.

The issuance of additional shares of common stock may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights. Furthermore, future sales of substantial amounts of Imara common stock, or the perception that these sales might occur, could adversely affect the prevailing market price of Imara’s common stock or limit Imara’s ability to raise additional capital. Stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of the company than they presently own.

Required Vote

The affirmative vote of the holders of a majority in voting power of the outstanding shares of Imara common stock entitled to vote thereon is required to approve this Proposal No. 2.

IMARA’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Proposal No. 2.

PROPOSAL NO. 3:

ADOPTION AND APPROVAL OF AN AMENDMENT TO IMARA’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF IMARA COMMON STOCK BY A RATIO OF NOT LESS THAN 1-FOR-             AND NOT MORE THAN 1-FOR-            , AND A PROPORTIONATE REDUCTION IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK, SUCH RATIO AND THE IMPLEMENTATION AND TIMING OF THE REVERSE STOCK SPLIT TO BE DETERMINED IN THE DISCRETION OF IMARA’S BOARD OF DIRECTORS

General Information on Reverse Stock Split

Imara is seeking stockholder approval for a proposal to adopt an amendment to its restated certificate of incorporation to effect a reverse stock split, which is referred to herein as the Reverse Stock Split, of Imara’s issued common stock by a ratio of not less than 1-for-             and not more than 1-for-            , and a proportionate reduction in the number of authorized shares of Imara common stock, such ratio and the implementation and timing of the Reverse Stock Split to be determined in the discretion of Imara’s board of directors as described below.

The form of the amendment to Imara’s restated certificate of incorporation to effect the Reverse Stock Split and proportionate reduction in the number of authorized shares of common stock, which Imara’s board of directors approved and declared advisable on                 , 2022, is attached as Annex H to this proxy statement/prospectus. If this Proposal No. 3 is approved, the Reverse Stock Split would become effective on or around the closing date of the Merger. Assuming that the Merger is approved, the exact ratio of the Reverse Stock Split will be determined in the discretion of Imara’s board of directors in consultation and cooperation with Enliven prior to the effective time of the Reverse Stock Split, and will be publicly announced by Imara prior to such effective time of the Reverse Stock Split. If the Merger is not approved or consummated, Imara’s board of directors may elect to proceed with the Reverse Stock Split even in the absence of completion of the Merger, and the exact ratio of the Reverse Stock Split will be determined by Imara’s board of directors. Imara’s board of directors may effect only one Reverse Stock Split in connection with this Proposal No. 3. Imara believes that enabling the boards of directors of Imara and Enliven (or the board of directors of Imara, as the case may be) to set the ratio of the Reverse Stock Split within the stated range will provide it with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for Imara’s stockholders. In determining a ratio of the Reverse Stock Split, if any, following the receipt of stockholder approval, the boards of directors of Imara and Enliven (or the board of directors of Imara, as the case may be) may consider, among other things, factors such as:

•	the historical trading prices and trading volume of Imara’s common stock;

•	the number of shares of Imara common stock outstanding;

•

the then-prevailing trading price and trading volume of Imara’s common stock and the anticipated or actual impact of the Reverse Stock Split on the trading price and trading volume for Imara’s common stock;

•	the anticipated impact of a particular ratio on Imara’s ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

Imara reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed ratios for the Reverse Stock Split, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of Imara and the Imara Stockholders. Imara’s board of directors must determine to effect the Reverse Stock Split and such amendment must be filed with the Secretary of State of the State of Delaware no later than

June 30, 2023. If the certificate of amendment effecting the Reverse Stock Split has not been filed with the Secretary of State of the State of Delaware on or before June 30, 2023, Imara’s board of directors will abandon the Reverse Stock Split. In the event that Imara’s board of directors determines to effect the authorized share increase that is the subject of Proposal No. 2 and the reverse stock split that is the subject of this Proposal No. 3, assuming that each proposal is approved by the Imara Stockholders, Imara’s board of directors would effect the authorized share increase before effecting the Reverse Stock Split. In the event that Imara’s board of directors determines to effect the authorized share increase that is subject of Proposal No. 2 and the Reverse Stock Split that is the subject of this Proposal No. 3, assuming that each proposal is approved by the Imara stockholders, Imara’s board of directors would effect the authorized share increase before effecting the Reverse Stock Split.

Depending on the ratio for the Reverse Stock Split determined by Imara’s board of directors, no fewer than every                  and no more than every                  shares of issued common stock will be reclassified into one share of common stock. As set forth in the form of amendment attached hereto as Annex H, any whole number of shares ascertainable within such range, together with the remaining provisions of the form of amendment not set forth in brackets, constitutes a separate amendment that is being submitted to the stockholders of Imara for their adoption and approval pursuant to this Proposal No. 3 in accordance with Section 242 of the DGCL. The final determination of the Reverse Stock Split ratio will be made by Imara’s board of directors as described herein and will be announced publicly prior to the effective time of the Reverse Stock Split. All amendments other than the amendment filed by Imara with the Secretary of State of the State of Delaware will be abandoned upon the filing of such amendment. The amendment to implement the Reverse Stock Split would also proportionately reduce the number of authorized shares of common stock of Imara. The number of authorized shares of Imara’s common stock, as proportionately reduced in connection with the Reverse Stock Split, will be equal to the number of shares ascertained by dividing (i) the total number of authorized shares of Imara’s common stock set forth in Imara’s restated certificate of incorporation in effect immediately prior to the effective time of the Reverse Stock Split, which will be equal to either 200 million shares (to the extent that the increase in authorized shares, which is the subject of Proposal No. 2, is not approved by Imara’s stockholders or is otherwise not effected) or 400 million shares (to the extent that the increase in authorized shares, which is the subject of Proposal No. 2, is approved by Imara’s stockholders and is effected) by (ii) the whole number (between                  and                 ) that equals the number of shares of Imara’s common stock to be reclassified into one share of common stock, as determined by Imara’s board of directors. Such amendment will not change the number of authorized shares of preferred stock of Imara, or the par value of Imara common stock or preferred stock.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Imara’s board of directors approved the proposal approving the Reverse Stock Split for the following reasons:

•

Imara’s board of directors believes effecting the Reverse Stock Split may be an effective means of ensuring that the combined company can satisfy the initial listing requirements for its common stock on The Nasdaq Stock Market, thereby avoiding a delisting;

•

Imara’s board of directors believes that even if the Merger is not approved or consummated, effecting the Reverse Stock Split may be an effective means to ensure that Imara can satisfy the continued listing requirements for the Nasdaq Global Select Market; and

•	Imara’s board of directors believes a higher stock price may help generate investor interest in Imara and help Imara attract and retain employees.

Nasdaq Listing Requirements

As of the date of this proxy statement/prospectus, Imara’s common stock is listed on The Nasdaq Global Select Market under the symbol “IMRA.”

According to Nasdaq rules, a Nasdaq-listed issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require the combined company to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. The combined company may not be able to meet the $4.00 per share minimum bid price requirement of the Nasdaq Global Select Market unless Imara effects the Reverse Stock Split to increase the per share market price of its common stock.

In addition, the standards of the Nasdaq Global Select Market require Imara to maintain, among other things, a $1.00 per share minimum bid price in order to stay in compliance with specified continued listing requirements that are currently in effect, and that would remain in effect if the Merger is not approved or consummated. Imara’s board of directors expects that the Reverse Stock Split will have the effect of increasing the market price of Imara’s common stock so that Imara will be better able to maintain compliance with the relevant Nasdaq listing requirements.

Potential Increased Investor Interest and Ability to Attract and Retain Employees

In addition, Imara’s board of directors believes that a higher stock price may help generate investor interest in Imara and help Imara attract and retain employees. If the Reverse Stock Split successfully increases the per share price of Imara’s common stock, Imara’s board of directors also believes this increase could result in the potential for increased trading volume in Imara’s common stock and the potential for future financings by Imara.

While reducing the number of outstanding shares of Imara’s common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of Imara’s common stock, other factors, such as factors relating to the Merger described elsewhere in this proxy statement/prospectus, Imara’s financial results, market conditions and the market perception of Imara’s business may adversely affect the market price of Imara’s common stock. As a result, there can be no assurance that the Reverse Stock Split, if effected, will result in the intended benefits described above, that the market price of Imara’s common stock will increase following the Reverse Stock Split or that the market price of Imara’s common stock will not decrease in the future. Additionally, Imara cannot assure you that the market price per share of its common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of Imara common stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of Imara common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split would become effective upon the filing of the certificate of amendment to Imara’s restated certificate of incorporation with the Secretary of State of the State of Delaware. Assuming that the Merger is approved, the Reverse Stock Split would become effective on or around the closing date of the Merger. If the Merger is not approved or consummated, the timing of the Reverse Stock Split will be determined by the board of directors of Imara in its sole discretion, provided that in no event shall the filing of the certificate of amendment effecting the Reverse Stock Split occur after June 30, 2023. In addition, Imara’s board of directors reserves the right, notwithstanding stockholder approval of this Proposal No. 3 and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the certificate of amendment to Imara’s restated certificate of incorporation to effect the Reverse Stock Split, or, in the event that the amendment is not effective until a later time, such later time, Imara’s board of directors, in its sole discretion, determines that it is no longer in Imara’s best interests and the best interests of its stockholders to proceed with the Reverse Stock Split. If the certificate of amendment effecting the Reverse Stock Split has not been filed with the Secretary of State of the State of Delaware on or before June 30, 2023, Imara’s board of directors will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

Depending on the ratio for the Reverse Stock Split determined by the boards of directors of Imara and Enliven (or the board of directors of Imara, as the case may be), a minimum of every              and a maximum of every              shares of issued common stock will be reclassified into one new share of common stock. Based on 26,287,264 shares of common stock issued and outstanding as of September 30, 2022, immediately following the Reverse Stock Split, Imara would have approximately              shares of common stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-            , and approximately              shares of common stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-            . Any other ratio selected within such

range would result in a number of shares of common stock issued and outstanding of between approximately              and              shares. In addition, giving effect to the Merger and based on 26,287,264 shares of common stock issued and outstanding as of September 30, 2022 and based upon the initially estimated exchange ratio, Imara would have approximately              million shares of common stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-            , and approximately              million shares of common stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-            .

The actual number of shares issued and outstanding after giving effect to the Reverse Stock Split, if implemented, will depend on the ratio for the Reverse Stock Split that is ultimately determined by the board of directors of Imara.

The Reverse Stock Split will affect all holders of Imara’s common stock uniformly and will not affect any stockholder’s percentage ownership interest in Imara, except that, as described below under “—Fractional Shares,” record holders of common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of such fractional share. In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the effective time of the Reverse Stock Split, Imara’s common stock will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify its equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below. After the effectiveness of the Reverse Stock Split, Imara will continue to be subject to the periodic reporting and other requirements of the Exchange Act.

Authorized Shares of Common Stock

The amendment to implement the Reverse Stock Split will also proportionately reduce the number of shares of common stock that Imara’s board of directors is authorized to issue under Imara’s restated certificate of incorporation, as described in the form of amendment attached hereto as Annex H. Except for (i) the issuance of shares pursuant to the terms of the Merger Agreement, which is the subject of Proposal No. 1 and which is described elsewhere in this proxy statement/prospectus, (ii) the issuance of shares that may result from the increase in shares available for issuance under the amendment and restatement of the Imara 2020 Plan, which is the subject of Proposal No. 4, and (iii) the issuance of shares that may result from the increase in shares available for issuance under the amendment to the Imara 2020 ESPP, which is the subject of Proposal No. 5, Imara does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Beneficial Holders of Common Stock (i.e. stockholders who hold in street name)

For purposes of implementing the Reverse Stock Split, Imara intends to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding Imara common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split. Stockholders who hold shares of Imara’s common stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Common Stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of Imara’s registered holders of common stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These stockholders do not have stock certificates evidencing their ownership of Imara’s common stock. They are, however, provided with a periodic statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action to receive whole shares of post-split common stock, because the exchange will be automatic.

Exchange of Stock Certificates

If the Reverse Stock Split is effected, stockholders holding certificated shares (i.e., shares represented by one or more physical stock certificates) will be requested to exchange their old stock certificate(s), or Old Certificate(s), for shares held in book-entry form through the Depository Trust Company’s Direct Registration System representing the appropriate number of whole shares of Imara common stock resulting from the Reverse Stock Split. Stockholders of record upon the effective time of the Reverse Stock Split will be furnished the necessary materials and instructions for the surrender and exchange of their Old Certificate(s) at the appropriate time by Imara’s transfer agent, Computershare. Stockholders will not have to pay any transfer fee or other fee in connection with such exchange. As soon as practicable after the effective time of the Reverse Stock Split, Imara’s transfer agent will send a transmittal letter to each stockholder advising such holder of the procedure for surrendering Old Certificate(s) in exchange for new shares held in book-entry form.

YOU SHOULD NOT SEND YOUR OLD CERTIFICATES NOW. YOU SHOULD SEND THEM ONLY AFTER YOU RECEIVE THE LETTER OF TRANSMITTAL FROM THE TRANSFER AGENT.

As soon as practicable after the surrender to the transfer agent of any Old Certificate(s), together with a properly completed and duly executed transmittal letter and any other documents the transfer agent may specify, the transfer agent will have its records adjusted to reflect that the number of whole shares of post-split common stock into which the shares represented by such Old Certificate(s) have been reclassified in connection with the Reverse Stock Split are held in book-entry form in the name of such person.

Until surrendered as contemplated herein, a stockholder’s Old Certificate(s) shall be deemed at and after the effective time of the Reverse Stock Split to represent the number of whole shares of Imara common stock resulting from the Reverse Stock Split as well as the right to receive cash in lieu of any fractional shares.

Any stockholder whose Old Certificate(s) have been lost, destroyed or stolen will be entitled to new shares in book-entry form only after complying with the requirements that Imara and its transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any Old Certificate(s), except that if any book-entry shares are to be issued in a name other than that in which the Old Certificate(s) are registered, it will be a condition of such issuance that (1) the person requesting such issuance must pay to Imara any applicable transfer taxes or establish to Imara’s satisfaction that such taxes have been paid or are not payable, (2) the transfer complies with all applicable federal and state securities laws, and (3) the surrendered Old Certificate(s) are properly endorsed and otherwise in proper form for transfer. In lieu of holding their shares in book-entry form, any stockholder who holds Old Certificate(s) and wants to continue holding certificated shares may receive new certificates by contacting Imara’s transfer agent and complying with the customary requirements that apply to the issuance of certificated shares.

Fractional Shares

Fractional shares will not be issued in connection with the Reverse Stock Split. Stockholders who would otherwise hold fractional shares of Imara’s common stock as a result of the Reverse Stock Split will be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) in lieu thereof at a price equal to the fraction of a share to which the stockholder would otherwise be entitled multiplied by the fair value of Imara’s common stock at the effective time of the Reverse Stock Split to be determined by the average (after taking into account the ratio at which the Reverse Stock Split is effected) of the high and low trading prices of Imara’s common stock on The Nasdaq Global Select Market during regular trading hours for the five trading days immediately preceding the effective time of the Reverse Stock Split.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Imara is domiciled and where the funds will be deposited, sums due for fractional interests resulting from the Reverse Stock Split that are not timely claimed after the effective time in accordance with applicable law may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options and Restricted Stock Units and Warrants

Pursuant to the various instruments governing Imara’s then outstanding stock option awards, restricted stock unit awards and warrants to purchase common stock, in connection with any Reverse Stock Split, Imara’s board of directors will reduce the number of shares of common stock issuable upon the exercise of the stock options, vesting of the restricted stock units and exercise of the warrants in proportion to the ratio of the Reverse Stock Split and proportionately increase the exercise price of outstanding stock options and warrants. In connection with such proportionate adjustments, the number of shares of common stock issuable upon exercise, vesting or conversion, as applicable, of outstanding stock options, restricted stock units and warrants, will be rounded down to the nearest whole share and the exercise prices will be rounded up to the nearest cent, and no cash payment will be made in respect of such rounding.

Accounting Matters

The amendment to Imara’s restated certificate of incorporation will not affect the par value of Imara’s common stock per share, which will remain $0.001 par value per share. As a result, as of the effective time of the Reverse Stock Split, the par value attributable to Imara’s common stock will decrease with the corresponding increase in the additional paid-in capital account on Imara’s balance sheet. Reported per share net income or loss will be higher because there will be fewer shares of Imara’s common stock outstanding.

No Appraisal Rights

Under the DGCL, Imara’s stockholders are not entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split and Imara will not independently provide its stockholders with any such rights.

Interest of Certain Persons in Matters to be Acted Upon

No officer or director of Imara has any substantial interest, direct or indirect, by security holdings or otherwise, in the Reverse Stock Split that is not shared by all of Imara’s other stockholders.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to Imara U.S. holders (which, for purposes of this discussion, has the same meaning as in “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”, but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Imara U.S. holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect an Imara U.S. holder. Imara has not sought and does not intend to seek any opinions of counsel or rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Reverse Stock Split.

This discussion is limited to Imara U.S. holders that hold Imara common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to an Imara U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to Imara U.S. holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	Imara U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding Imara common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Imara common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Imara common stock under the constructive sale provisions of the Code;

•	persons who hold or received Imara common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Imara common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Imara common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

IT IS RECOMMENDED THAT IMARA STOCKHOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK

SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Imara intends the Reverse Stock Split to qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Assuming such treatment, an Imara U.S. holder should not recognize gain or loss upon the Reverse Stock Split, except to the extent an Imara U.S. holder receives cash in lieu of a fractional share of Imara common stock. In addition, an Imara U.S. holder’s aggregate tax basis in the shares of Imara common stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of Imara common stock surrendered, excluding any portion of such basis that is allocated to any fractional share of Imara common stock, and such Imara U.S. holder’s holding period in the shares of Imara common stock received should include the holding period in the shares of Imara common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Imara common stock surrendered to the shares of Imara common stock received pursuant to the Reverse Stock Split. Holders of shares of Imara common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares of Imara common stock.

An Imara U.S. holder that receives cash in lieu of a fractional share of Imara common stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Imara U.S. holder’s tax basis in the shares of Imara common stock surrendered that is allocated to such fractional share of Imara common stock. Such capital gain or loss should be long-term capital gain or loss if the Imara U.S. holder’s holding period for Imara common stock surrendered exceeded one year at the effective time of the Reverse Stock Split.

This discussion assumes that the distribution of CVRs to Imara U.S. holders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the Reverse Stock Split. However, it is possible that the IRS or a court could determine that the Reverse Stock Split and the receipt of CVRs constitute a single “recapitalization” for U.S. federal income tax purposes. For a discussion of such treatment with respect to the CVRs, see the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 223 of this proxy statement/prospectus. If the Reverse Stock Split and receipt of CVRs are treated as a single “recapitalization” for U.S. federal income tax purposes, then an Imara U.S. holder generally should recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received (assuming the receipt of CVRs is treated as a distribution of property as described in “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”), and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the Imara shares received in the Reverse Stock Split (including any cash in lieu of a fractional share) over (B) the Imara U.S. holder’s adjusted tax basis in the Imara common stock surrendered in the Reverse Stock Split.

Required Vote

The affirmative vote of the holders of a majority in voting power of the outstanding shares of Imara common stock entitled to vote thereon is required to approve this Proposal No. 3.

Pursuant to support agreements, each of Imara’s directors and officers and certain other stockholders have agreed to vote in favor of this Proposal No. 3. As of the date of this proxy statement/prospectus, such stockholders own approximately 33% of the outstanding shares of Imara common stock.

IMARA’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 3.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Proposal No. 3.

PROPOSAL NO. 4

APPROVAL OF THE IMARA INC. AMENDED AND RESTATED 2020 EQUITY INCENTIVE PLAN

Why Imara is Requesting Imara Stockholder Approval of the Imara Inc. Amended and Restated 2020 Equity Incentive Plan

Imara is asking its stockholders to approve the Imara Inc. Amended and Restated 2020 Equity Incentive Plan, or the Amended and Restated 2020 Plan. Imara’s board of directors believes that the combined company’s success depends, in large part, on the ability to attract, retain and motivate key employees, thereby creating value for all of the combined company’s stakeholders. Central to these objectives is Imara’s equity-based compensation program, which Imara believes has been implemented prudently and consistent with the compensatory practices of other biotechnology companies in Imara’s peer group and other companies that Imara competes with for talent.

Imara and its board of directors also understand that Imara’s equity-compensation needs must be balanced against the dilutive effect of such programs on Imara’s stockholders. To that end, and based on careful weighing of the considerations, as more fully described below, on November 8, 2022, and subject to approval by Imara’s stockholders, Imara’s board of directors approved the Amended and Restated 2020 Plan. If approved by stockholders, the Amended and Restated 2020 Plan will amend and restate the Imara 2020 Plan, which was approved by Imara’s board of directors on February 12, 2020 and by Imara’s stockholders on February 26, 2020 and will expire by its terms on March 11, 2030.

The Amended and Restated 2020 Plan is intended to best position the combined company to implement effective, market-competitive equity compensation awards following the Merger. To that end, Imara’s stockholders are being asked to approve the Amended and Restated 2020 Plan to (i) subject to adjustment in the event of stock splits, stock dividends or similar changes in capitalization, increase the number of shares of Imara common stock reserved for issuance under the plan to 17,100,000 shares, (ii) provide for an annual increase, to be added on the first day of each fiscal year during the term of the plan, beginning with the fiscal year commencing on January 1, 2024, of 4.5% of the number of shares of Imara’s common stock outstanding on the first day of such fiscal year or a lesser number of shares determined by Imara’s board of directors, (iii) provide that up to 17,100,000 shares of Imara common stock may be granted as “incentive stock options” under the Amended and Restated 2020 Plan, (iv) extend the term of the plan to the tenth anniversary of the closing date of the Merger and (v) revise certain provisions of the plan relating to Imara’s board of directors’ ability to delegate authority to make awards under the plan. The information contained in this Proposal No. 4 does not give effect to the proposed Reverse Stock Split that is the subject of Proposal No. 3.

Imara and its board of directors believe that approval of the Amended and Restated 2020 Plan would provide an essential tool in meeting the combined company’s business objectives that have been enabled as a result of the Merger. Imara intends to utilize the Amended and Restated 2020 Plan as Imara has utilized the Imara 2020 Plan—specifically, to grant equity awards to its new and existing employees, officers, non-employee directors, and its consultants and advisors, all in order to incent, retain and reward those who are critical to the combined company’s success. The number of shares remaining available for issuance under the Imara 2020 Plan is insufficient to meet these equity compensation needs, including those needs following the Merger, thus impeding Imara’s ability to properly compensate, motivate, incentivize and retain the combined company’s employees, non-employee directors, and other critical advisors.

Imara’s compensation committee determined the requested number of shares for the Amended and Restated 2020 Plan, based on Enliven’s historical grant practices, anticipated burn rate, projected future hiring needs and guidance from Enliven’s compensation consultant. If Imara’s stockholders approve the Amended and Restated 2020 Plan, then subject to adjustment in the event of stock splits, stock dividends or similar changes in capitalization, awards may be made under the Amended and Restated 2020 Plan for up to a number of shares of Imara common stock equal to the sum of: (A) 17,100,000 shares of Imara common stock; plus (B) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2024 and continuing for each fiscal year until, and including, the fiscal year commencing on January 1, 2032 equal to the lesser of (i) 4.5% of the outstanding shares on such date and (ii) an amount determined by Imara’s board of directors.

Subject to adjustment under the Amended and Restated 2020 Plan for changes in common stock and certain other events, up to 17,100,000 of the shares of common stock available for issuance may be granted as incentive stock options under the Amended and Restated 2020 Plan.

If the Amended and Restated 2020 Plan is not approved, the 2020 Plan will remain in effect pursuant to its terms and Imara’s board of directors will consider alternatives for properly compensating its employees, non-employee directors and consultants and advisors.

The following table includes information regarding all of Imara’s outstanding equity awards (under all of Imara’s equity-based compensation plans or arrangements under which shares of Imara common stock may be issued, other than the Imara 2020 ESPP as of September 30, 2022, but not including Enliven options assumed in connection with the Merger and the number of shares of Imara common stock available for future awards under the Imara 2020 Plan as of September 30, 2022 (assuming the Amended and Restated 2020 Plan was approved as of such date) and the number of shares of Imara common stock outstanding as of September 30, 2022:

Number of outstanding options (1)	1,834,265
Weighted average exercise price of outstanding options	$7.06
Weighted average remaining contractual term of outstanding options	7.39
Number of outstanding restricted stock units, or RSUs	213,443
Remaining shares of common stock available under the 2020 Plan	2,593,338
New shares of common stock requested for approval pursuant to the Amended and Restated 2020 Plan (without regard to annual share increases)	13,434,102
Estimated total number of shares of common stock available for issuance under all equity incentive plans or arrangements (other than the Imara 2020 ESPP) reflecting the new shares requested under the Amended and Restated 2020 Plan (without regard to annual share increases)	16,027,440
Number of shares of Imara common stock outstanding (not giving effect to the Merger)	26,287,264
Estimated number of shares of Imara common stock outstanding giving effect to the issuance of an estimated 148,994,967 shares of common stock in the Merger (but not including Enliven options assumed in connection with the Merger)	175,282,231

(1)	Includes 975,148 outstanding options under the 2016 Stock Incentive Plan.

All share numbers are presented prior to any adjustment for the Reverse Stock Split. As of September 30, 2022, except as provided above Imara had no other outstanding shares of restricted stock, stock appreciation rights, or SARs, or other stock-based awards.

Imara expects that the proposed share pool under the Amended and Restated 2020 Plan will allow it to continue to grant market-competitive equity awards at its historic rates, but the duration of the share pool may vary based on changes in participation and Imara’s stock price and may require Imara to change its current equity grant practices.

Imara believes that its stock-based compensation programs have been integral to its success in the past and will be important to the ability of the combined company to succeed in the future. If the Amended and Restated 2020 Plan is not approved by Imara’s stockholders, the combined company will not be able to make long-term equity incentive awards that are sufficient to meet its needs. The inability to make competitive equity awards to retain talented employees in a highly competitive market could have an adverse impact on the combined company’s business and future prospects. Further, if the Amended and Restated 2020 Plan is not approved, Imara could be forced to increase cash compensation, which will reduce the resources Imara has allocated to meeting its business needs and objectives. Therefore, the approval of the Amended and Restated 2020 Plan is vital to the combined company’s future success.

For purposes of this proposal and except where the context otherwise requires, the term “Imara” and similar terms shall include any of Imara’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code and any other business venture (including, without limitation, joint venture or limited liability company) in which Imara has a controlling interest, as determined by Imara’s board of directors.

Accordingly, Imara’s board of directors believes approval of the Amended and Restated 2020 Plan is in the best interests of Imara and its stockholders and recommends a vote “FOR” the approval of the Amended and Restated 2020 Plan.

The remainder of this Proposal No. 4 includes:

•	Highlights of the Amended and Restated 2020 Plan;

•	Reasons Imara’s Stockholders Should Approve the Amended and Restated 2020 Plan;

•	Information Regarding Overhang and Burn Rate; and

•	Description of the Amended and Restated 2020 Plan.

Highlights of the Amended and Restated 2020 Plan

The Amended and Restated 2020 Plan includes several features that are consistent with protecting the interests of Imara’s stockholders and sound corporate governance practices. These features are highlighted below, and are more fully described in the summary of the Amended and Restated 2020 Plan further below in this proposal as well as in the copy of the proposed Amended and Restated 2020 Plan in Annex I to this proxy statement.

Clawback Policy. In accepting an award under the Amended and Restated 2020 Plan, a participant agrees to be bound by any clawback policy that Imara has in effect or may adopt in the future.

No Automatic Vesting of Awards on a Change in Control Event. The Amended and Restated 2020 Plan does not provide for the automatic vesting of awards in connection with a change in control event.

No Repricing of Awards. The Amended and Restated 2020 Plan prohibits the direct or indirect repricing of stock options or SARs without Imara stockholder approval.

No Discounted Options or SARs. All options and SARs must have an exercise or measurement price that is at least equal to the fair market value of the underlying Imara common stock on the date of grant.

Dividends and Dividend Equivalents on Restricted Stock, Restricted Stock Units and Other-Stock Based Awards Not Paid Until Award Vests. Any dividends or dividend equivalents paid with respect to restricted stock, RSUs or other stock-based awards will be subject to the same restrictions on transfer and forfeitability as the award with respect to which it is paid.

Limit on Non-Employee Director Compensation. The maximum amount of cash and value (calculated based on grant date fair value for financial reporting purposes) granted to any non-employee director in any calendar year may not exceed $750,000 in the case of an incumbent non-employee director. However, such maximum amount shall not exceed $1,000,000 in any calendar year in the case of a non-employee director’s initial year of service. Exceptions to these limitations may only be made by Imara’s board of directors in extraordinary circumstances provided that the non-employee director receiving any additional compensation does not participate in the decision to award such compensation.

Material Amendments Require Imara Stockholder Approval. Imara stockholder approval is required prior to an amendment of the Amended and Restated 2020 Plan that would require stockholder approval under the rules of The Nasdaq Stock Market or any other exchange or marketplace on which Imara’s stock is listed or traded.

Administered by an Independent Committee. The Amended and Restated 2020 Plan is expected to be administered by Imara’s compensation committee, as delegated by Imara’s board of directors. Imara’s compensation committee is made up entirely of independent directors.

Reasons Imara’s Stockholders Should Approve the Amended and Restated 2020 Plan

Incentivizes, Retains and Motivates Talent. It is critical to the combined company’s success that it incentivizes, retains and motivates the best talent in what is a tremendously competitive labor market. Imara’s equity-based compensation program has always been and will continue to be a key component in its ability to pay market competitive compensation to its employees and other service providers, including the additional employees and other service providers who will join the combined company as part of or following the Merger.

Aligns with Imara Pay-for-Performance Compensation Philosophy. Imara believes that equity-based compensation is fundamentally performance-based. As the value of Imara’s stock appreciates, its employees receive greater compensation at the same time that Imara’s stockholders are receiving a greater return on their investment. Conversely, if the stock price does not appreciate following the grant of an equity award, then Imara’s employees would not realize any compensation benefit in respect of stock options and would receive lower than intended compensation in respect of RSUs.

Aligns Employee and Director Interests with Imara Stockholder Interests. Providing Imara’s employees and nonemployee directors with compensation in the form of equity directly aligns the interests of those employees and directors with the interests of Imara’s stockholders. If the Amended and Restated 2020 Plan is approved by Imara’s stockholders, Imara will be able to continue fostering this alignment between its employees and non-employee directors and Imara’s stockholders by granting meaningful equity-based incentives.

Consistent with Imara Stockholder Interests and Sound Corporate Governance. As described under the heading “Highlights of the Amended and Restated 2020 Plan” and more thoroughly below, the Amended and Restated 2020 Plan was purposefully designed to include features that are consistent with the interests of Imara’s stockholders and sound corporate governance.

Information Regarding Overhang and Burn Rate

Overhang

In developing Imara’s share request for the Amended and Restated 2020 Plan and analyzing the impact of utilizing equity as a means of compensation on Imara’s stockholders, Imara considered both its “overhang” and its “burn rate.”

Overhang is a measure of potential dilution which Imara defines as the sum of (i) the total number of Imara shares underlying all equity awards outstanding and (ii) the total number of Imara shares available for future award grants, divided by the number shares of Imara common stock outstanding. Because the number of shares of Imara common stock outstanding will be affected by the Merger, the bullets below present the overhang calculation using various methods for determining the number of shares of Imara common stock outstanding. In all cases, the calculations are presented prior to any adjustment for the Reverse Stock Split.

As of September 30, 2022, there were 2,047,708 Imara shares underlying all Imara equity awards outstanding and 2,593,338 Imara shares available for issuance under the 2020 Plan.

•

Overhang Without Regard to the Merger. As of September 30, 2022, there were 26,287,264 shares of Imara common stock outstanding. Based on the foregoing, Imara’s overhang on September 30, 2022 was 17.66%.

•

Overhang Including Shares to be Issued in the Merger. As of September 30, 2022, there were 26,287,264 shares of Imara common stock outstanding. Assuming the issuance of an estimated 148,994,967 shares of Imara common stock in the Merger, Imara’s overhang on September 30, 2022 would have been 2.65%. While approval of the Amended and Restated 2020 Plan is not contingent on the closing of the Merger, the number of shares proposed to be authorized for grant under the Amended and Restated 2020 Plan was developed on the assumption that the transaction would occur. If the 13,433,725 additional initial shares proposed to be authorized for grant under the Amended and Restated 2020 Plan (but not reflecting the annual evergreen increases) were included in this scenario calculation, Imara’s overhang on September 30, 2022 would have been 9.76%.

Burn Rate

Burn rate provides a measure of the potential dilutive impact of Imara’s equity award program, which Imara calculates by dividing the number of Imara shares subject to equity awards granted during the year by the basic weighted average number of shares outstanding. Set forth below is a table that reflects Imara’s burn rate for the 2021 and 2020 calendar years, calculated on a “gross” basis, as well as an average over those years.

Calendar Year	Awards Granted	Basic Weighted Average Common Shares Outstanding	Gross burn Rate (1)
2021	952,953	21,661,450	4.40%
2020	759,139	13,924,730	5.45%

(1)	“Gross burn rate” is defined as the number of equity awards granted in the year divided by the basic weighted average number of shares of Imara common stock outstanding.

Description of the Amended and Restated 2020 Plan

The following is a brief summary of the Amended and Restated 2020 Plan, a copy of which is attached as Annex I to this proxy statement. References to Imara’s board of directors in this summary shall include Imara’s compensation committee or any similar committee or sub-committee or the delegated person of Imara to the extent that Imara’s board of directors’ powers or authority under the Amended and Restated 2020 Plan have been delegated to such committee or delegated persons, in accordance with the Amended and Restated 2020 Plan.

Types of Awards; Shares Available for Awards; Share Counting Rules

The Amended and Restated 2020 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, non-statutory stock options, SARs, restricted stock, RSUs, other stock-based awards and cash awards as described below, which are collectively, for purposes of this proposal, referred to as “awards”.

Subject to adjustment in the event of stock splits, stock dividends or similar changes in capitalization, awards may be made under the Amended and Restated 2020 Plan for up to a number of shares of Imara common stock equal to the sum of: (A) 17,100,000 shares of Imara common stock; plus (B) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2024 and continuing for each fiscal year until, and including, the fiscal year commencing on January 1, 2032, equal to the lesser of (i) 4.5% of the outstanding shares on such date and (ii) an amount determined by Imara’s board of directors.

Subject to adjustment in the event of stock splits, stock dividends or similar changes in capitalization, no more than 17,100,000 of the shares of common stock that are available for issuance may be issued as incentive stock options under the Amended and Restated 2020 Plan. Shares of Imara common stock issued under the Amended and Restated 2020 Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

The Amended and Restated 2020 Plan provides that the maximum aggregate amount of cash and value (calculated based on grant date fair value for financial reporting purposes) granted to any individual non-employee director, in his or her capacity as a non-employee director, in any calendar year may not exceed $750,000 in the case of an incumbent non-employee director or $1,000,000 in the case of a non-employee director’s initial year of service. Moreover, fees paid by Imara on behalf of any non-employee director in connection with regulatory compliance and any amounts paid to the non-employee director as reimbursement of an expense will not count against this limit. Exceptions to this limitation may only be made by Imara’s board of directors in extraordinary circumstances provided that any non-employee director receiving additional compensation does not participate in the decision to award such compensation.

For purposes of counting the number of Imara shares available for the grant of awards under the Amended and Restated 2020 Plan, all shares of Imara common stock covered by SARs will be counted against the number of shares available for the grant of awards. However, SARs that may be settled only in cash will not be so counted. Similarly, to the extent that an RSU award may be settled only in cash, no Imara shares will be counted against the Imara shares available for the grant of awards under the Amended and Restated 2020 Plan. In addition, if Imara grants a SAR in tandem with an option for the same number of shares of Imara common stock and provides that only one such award may be exercised, which we refer to as a tandem SAR, only the Imara shares covered by the option, and not the Imara shares covered by the tandem SAR, will be so counted, and the expiration of one in connection with the other’s exercise will not restore Imara shares to the Amended and Restated 2020 Plan.

Imara shares covered by awards under the Amended and Restated 2020 Plan that expire or are terminated, surrendered, or cancelled without having been fully exercised or are forfeited in whole or in part (including as the result of Imara shares subject to such award being repurchased by Imara at the original issuance price pursuant to a contractual repurchase right) or that result in any Imara shares not being issued (including as a result of a SAR that was settleable either in cash or in stock actually being settled in cash) will again be available for the grant of awards under the Amended and Restated 2020 Plan (subject, in the case of incentive stock options, to any limitations under the Code). In the case of the exercise of a SAR, the number of Imara shares counted against the shares available for the grant of awards under the Amended and Restated 2020 Plan will be the full number of Imara shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of Imara shares actually used to settle the SAR upon exercise, and the Imara shares covered by a tandem SAR will not again become available for grant upon the expiration or termination of the tandem SAR.

In connection with a merger or consolidation of an entity with Imara or Imara’s acquisition of property or stock of an entity, Imara’s board of directors may grant awards under the Amended and Restated 2020 Plan in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof on such terms as Imara’s board of directors determines appropriate in the circumstances, notwithstanding any limitation on awards contained in the Amended and Restated 2020 Plan. No such substitute awards shall count against the overall share limit or any sublimit, except as required by reason of Section 422 and related provisions of the Code.

Descriptions of Awards

Options. A participant who is awarded an option receives the right to purchase a specified number of Imara shares of common stock at a specified exercise price and subject to the other terms and conditions that are specified in connection with the award agreement. An option that is not intended to be an “incentive stock option” is a “nonstatutory stock option.” Options may not be granted at an exercise price that is less than 100% of the fair market value of Imara’s common stock on the date of grant. If Imara’s board of directors approves the grant of an option with an exercise price to be determined on a future date, the exercise price may not be less than 100% of the fair market value of Imara’s common stock on that future date. Under present law, incentive stock options may not be granted at an exercise price less than 110% of the fair market value in the case of stock options granted to participants who hold more than 10% of the total combined voting power of all classes of

Imara’s stock or any of Imara’s subsidiaries. Under the terms of the Amended and Restated 2020 Plan, options may not be granted for a term in excess of ten years (and, under present law, five years in the case of incentive stock options granted to participants who hold greater than 10% of the total combined voting power of all classes of Imara stock or any of Imara’s subsidiaries).

The Amended and Restated 2020 Plan permits participants to pay the exercise price of options using one or more of the following manners of payment: (i) payment by cash or by check, (ii) except as may otherwise be provided in the applicable award agreement or approved by Imara’s board of directors, in connection with a “cashless exercise” through a broker, (iii) to the extent provided in the applicable award agreement or approved by Imara’s board of directors, and subject to certain conditions, by delivery to Imara (either by actual delivery or attestation) of shares of Imara common stock owned by the participant valued at their fair market value, (iv) to the extent provided in an applicable non-statutory stock option award agreement or approved by Imara’s board of directors, by delivery of a notice of “net exercise” as a result of which Imara will retain a number of shares of Imara common stock otherwise issuable pursuant to the stock option equal to the aggregate exercise price for the portion of the option being exercised divided by the fair market value of Imara common stock on the date of exercise, (v) to the extent permitted by applicable law and provided for in the applicable award agreement or approved by Imara’s board of directors, by any other lawful means, or (vi) by any combination of these forms of payment to the extent approved by the board of directors.

Stock Appreciation Rights. A participant who is awarded a SAR receives, upon exercise, a number of shares of Imara common stock, or cash (or a combination of shares of Imara common stock and cash) determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of Imara common stock over the measurement price. The Amended and Restated 2020 Plan provides that the measurement price of a SAR may not be less than 100% of the fair market value of Imara common stock on the date the SAR is granted (provided, however, that if Imara’s board of directors approves the grant of a SAR effective as of a future date, the measurement price shall not be less than 100% of the fair market value on such future date) and that SARs may not be granted with a term in excess of 10 years.

Limitation on Repricing of Options or SARs. With respect to options and SARs, unless such action is approved by Imara’s stockholders or otherwise permitted under the terms of the Amended and Restated 2020 Plan in connection with certain changes in capitalization and reorganization events, Imara may not (i) amend any outstanding option or SAR granted under the Amended and Restated 2020 Plan to provide an exercise price or measurement price per share that is lower than the then-current exercise price or measurement price per share of such outstanding option or SAR, (ii) cancel any outstanding option or SAR (whether or not granted under the Amended and Restated 2020 Plan) and grant in substitution therefor new awards under the Amended and Restated 2020 Plan (other than certain substitute awards issued in connection with a merger or consolidation of an entity with Imara or an acquisition by Imara, described above) covering the same or a different number of shares of Imara common stock and having an exercise price or measurement price per share lower than the then-current exercise price or measurement price per share of the cancelled option or SAR, (iii) cancel in exchange for a cash payment any outstanding option or SAR with an exercise price or measurement price per share above the then-current fair market value of Imara common stock, or (iv) take any other action under the Amended and Restated 2020 Plan that constitutes a “repricing” within the meaning of the rules of The Nasdaq Stock Market or any other exchange or marketplace on which Imara’s stock is listed or traded.

Restricted Stock Awards. A participant who is granted a restricted stock award is entitled to acquire shares of Imara common stock, subject to Imara’s right to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. Any dividends (whether paid in cash, stock or property) declared and paid by Imara with respect to shares of restricted stock will be paid to the participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of accrued dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following when such shares become free from the restrictions on transferability and forfeitability that apply to such shares.

Restricted Stock Unit Awards. A participant who is granted an RSU award is entitled to receive shares of Imara common stock, or cash equal to the fair market value of such shares or a combination thereof, to be delivered at the time such award vests pursuant to the terms and conditions established by Imara’s board of directors. Imara’s board of directors may provide that settlement of RSUs will be deferred, on a mandatory basis or at the election of the participant, in a manner that complies with Section 409A of the Code. A participant has no voting rights with respect to any RSU. An RSU award agreement may provide the applicable participant with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Imara common stock. Any such dividend equivalents may be settled in cash and/or shares of Imara common stock and will be subject to the same restrictions on transfer and forfeitability as the RSUs with respect to which such dividend equivalents are awarded.

Other Stock-Based Awards. Under the Amended and Restated 2020 Plan, Imara’s board of directors may grant other awards of shares of Imara common stock, and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Imara common stock or other property, having such terms and conditions as Imara’s board of directors may determine. Imara refers to these types of awards as other stock-based awards. Other stock-based awards may be available as a form of payment in settlement of other awards granted under the Amended and Restated 2020 Plan or as payment in lieu of compensation to which a participant is otherwise entitled. Other stock-based awards may be paid in shares of Imara common stock or in cash, as Imara’s board of directors may determine.

Eligibility to Receive Awards

All of Imara’s employees, officers, and directors, as well as Imara’s consultants and advisors, are eligible to receive awards under the Amended and Restated 2020 Plan. However, incentive stock options may only be granted to Imara’s employees, employees of Imara’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and employees of any other entities, the employees of which are eligible to receive incentive stock options under the Code.

Transferability of Awards

Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by a participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, awards are exercisable only by the participant. However, except with respect to awards that are subject to Section 409A of the Code, Imara’s board of directors may permit or provide in an award for the gratuitous transfer of the award by the participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the participant and/or an immediate family member thereof if Imara would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of Imara common stock subject to such award to the proposed transferee. Further, Imara is not required to recognize any such permitted transfer until such time as the permitted transferee has, as a condition to the transfer, delivered to Imara a written instrument in form and substance satisfactory to Imara confirming that such transferee will be bound by all of the terms and conditions of the award. None of the restrictions described in this paragraph prohibit a transfer from the participant to Imara.

No Rights as a Stockholder; Clawback

No participant or designated beneficiary shall have any rights as a stockholder with respect to any shares of Imara common stock to be distributed with respect to an award granted under the Amended and Restated 2020 Plan until becoming a record holder of such shares, subject to the terms of an award agreement. In accepting an award under the Amended and Restated 2020 Plan, a participant agrees to be bound by any clawback policy that Imara has in effect or may adopt in the future.

Plan Benefits

As of September 30, 2022, approximately 13 persons would be eligible to receive awards under the Amended and Restated 2020 Plan, including two of Imara’s named executive officers who are current employees, four employees who are not executive officers, and seven Imara non-employee directors. Following the closing of the Merger, additional employees and directors of the combined company would be eligible to receive awards under the Amended and Restated 2020 Plan, but Imara cannot now determine such additional number.

Awards Granted Under 2020 Plan

The following table sets forth information about equity-based awards granted under the 2020 Plan since adoption of the 2020 Plan through September 30, 2022 to the individuals and groups described in the below table.

Name and Position	Number of Shares of Common Stock Underlying Stock Options Granted (#)	Number of Shares of Common Stock Underlying Restricted Stock Units Granted (#)
Named executive officers for the year ended December 31, 2021:
Rahul D. Ballal, President and Chief Executive Officer	264,750	131,400
Michael Gray, Chief Financial Officer and Chief Operating Officer	100,150	39,350
Kenneth Attie, former Chief Medical Officer	144,100	34,100
All current executive officers, as a group	364,900	170,750
All current directors who are not executive officers, as a group	252,709	—
All employees, including all current officers who are not executive officers, as a group	1,452,222	220,439

On November 7, 2022, the last reported sale price of Imara common stock on The Nasdaq Global Select Market was $4.46 per share.

New Plan Benefits Table

The granting of awards under the Amended and Restated 2020 Plan is discretionary, and Imara cannot now determine the number or type of awards to be granted in the future to any particular person or group, other than as set forth below.

Name and Position	Dollar Value ($)	Number of Shares of Subject to Option Awards (#)	Number of Shares Subject to RSUs (#)
Named executive officers for the year ended December 31, 2021:	—	—	—
Rahul D. Ballal President and Chief Executive Officer	—	—	—
Michael Gray Chief Financial Officer and Chief Operating Officer	—	—	—
Kenneth Attie Former Chief Medical Officer	—	—	—
All current executive officers as a group	—	—	—
All current directors who are not executive officers as a group	—	—	—
All employees, including all current officers who are not executive officers, as a group	—	—	—

Administration

The Amended and Restated 2020 Plan will be administered by Imara’s board of directors. Imara’s board of directors has the authority to grant awards and to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Amended and Restated 2020 Plan that it deems advisable and to construe and interpret the provisions of the Amended and Restated 2020 Plan and any award agreements entered into under the Amended and Restated 2020 Plan. Imara’s board of directors may correct any defect, supply any omission or reconcile any inconsistency in the Amended and Restated 2020 Plan or any award in the manner and to the extent it deems expedient and the board of directors will be the sole and final judge of such expediency. All actions by Imara’s board of directors with respect to the Plan and any Awards will be made in Imara’s board of directors’ sole discretion and will be final and binding on all persons having or claiming any interest in the Amended and Restated 2020 Plan or in any award.

Pursuant to the terms of the Amended and Restated 2020 Plan, Imara’s board of directors may delegate any or all of its powers under the Amended and Restated 2020 Plan to one or more committees or subcommittees of Imara’s board of directors. Imara’s board of directors may authorize Imara’s compensation committee to administer certain aspects of the Amended and Restated 2020 Plan. Awards granted to non-employee directors must be granted and administered by a committee of Imara’s board of directors, all of the members of which are independent directors as defined by Section 5605(a)(2) of the rules of the Nasdaq Stock Market or corresponding rules of any other exchange or marketplace on which Imara’s stock is traded or listed. Subject to any requirements of applicable law, Imara’s board of directors may, by resolution, delegate to one or more persons (including officers of Imara) or bodies, both of which we refer to as delegated persons, the power to grant awards (subject to any limitations under the Amended and Restated 2020 Plan) to eligible service providers of Imara and to exercise such other powers under the Amended and Restated 2020 Plan as Imara’s board of directors may determine, provided that, Imara’s board of directors shall fix (i) the maximum number of awards and the maximum number of Imara shares issuable upon exercise of such awards, (ii) the time period during which such awards, and during which shares issuable upon exercise of the awards, may be issued and (iii) the minimum amount of consideration (if any) for which such awards may be issued, and a minimum amount of consideration for the shares issuable upon exercise of the awards; and provided further, that no delegated person shall be authorized to grant awards to itself; and provided further, that no delegated person shall be authorized to grant awards to any “executive officer” (as defined by Rule 3b-7 under the Exchange Act or to any “officer” (as defined by Rule 16a-1(f) under the Exchange Act).

Subject to applicable limitations contained in the Amended and Restated 2020 Plan, Imara’s board of directors, Imara’s compensation committee, or any other committee or subcommittee or delegated person to whom Imara’s board of directors has delegated authority pursuant to the Amended and Restated 2020 Plan, as the case may be, selects the recipients of awards and determines (i) the number of shares of Imara common stock, cash or other consideration covered by awards and the terms and conditions of such awards, including the dates upon which such awards become exercisable or otherwise vest, (ii) the exercise or measurement price of awards, if any, and (iii) the duration of awards.

Except as otherwise provided in the Amended and Restated 2020 Plan, each award under the Amended and Restated 2020 Plan may be made alone or in addition or in relation to any other award. The terms of each award need not be identical, and Imara’s board of directors need not treat participants uniformly. Imara’s board of directors will determine the effect on an award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a participant, and the extent to which, and the period during which, the participant (or the participant’s legal representative, conservator, guardian or designated beneficiary) may exercise rights.

Imara’s board of directors may at any time provide that any award shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions or otherwise realizable in whole or in part, as the case may be.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Imara common stock, other than an ordinary cash dividend, Imara is required to make equitable adjustments (or make substituted awards, as applicable), in the manner determined by Imara’s board of directors, to (i) the number and class of securities available under the Amended and Restated 2020 Plan, (ii) the share counting rules set forth in the Amended and Restated 2020 Plan, (iii) the number and class of securities and exercise price per share of each outstanding option, (iv) the share- and per-share provisions and the measurement price of each outstanding SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding award of restricted stock, and (vi) the share and per-share-related provisions and the purchase price, if any, of each outstanding RSU award and each outstanding other stock-based award. In the event Imara effects a split of Imara common stock by means of a stock dividend and the exercise price of and the number of Imara shares subject to an outstanding option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then a participant who exercises an option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Imara common stock acquired upon such option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

Imara will indemnify and hold harmless each director, officer, employee or agent to whom any duty or power relating to the administration or interpretation of the Amended and Restated 2020 Plan has been or will be delegated against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with Imara’s board of directors’ approval) arising out of any act or omission to act concerning the Amended and Restated 2020 Plan unless arising out of such person’s own fraud or bad faith.

Amendment of Awards. Except as otherwise provided under the Amended and Restated 2020 Plan with respect to repricing outstanding stock options or SARs, Imara’s board of directors may amend, modify or terminate any outstanding award, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a non-statutory stock option, provided that the participant’s consent to any such action will be required unless Imara’s board of directors determines that the action, taking into account any related action, does not materially and adversely affect the participant’s rights under the Amended and Restated 2020 Plan or the change is otherwise permitted under the terms of the Amended and Restated 2020 Plan in connection with certain corporate events.

Reorganization Events

The Amended and Restated 2020 Plan contains provisions addressing the consequences of any reorganization event. A reorganization event is defined under the Amended and Restated 2020 Plan as (a) any merger or consolidation of Imara with or into another entity as a result of which all of Imara common stock is converted into or exchanged for the right to receive cash, securities or other property, or is cancelled, (b) any transfer or disposition of all of Imara common stock for cash, securities or other property pursuant to a share exchange or other transaction or (c) Imara liquidation or dissolution.

Provisions Applicable to Awards Other than Restricted Stock. Under the Amended and Restated 2020 Plan, if a reorganization event occurs, Imara’s board of directors may take any one or more of the following actions as to all or any (or any portion of) outstanding awards other than restricted stock on such terms as Imara’s board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or another agreement between a participant and Imara): (1) provide that such awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (2) upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited immediately before the reorganization event and/or that all of the participant’s unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice, (3) provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such reorganization event, (4) in the event of a reorganization event under the terms of which holders of Imara common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, or the Acquisition Price, make or provide for a cash payment to participants with respect to each award held by a participant equal to (A) the number of shares of Imara common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award, (5) provide that, in connection with Imara’s liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (6) any combination of the foregoing.

Imara’s board of directors is not obligated to treat all awards, all awards held by a participant, or all awards of the same type, identically. Certain RSU awards that are subject to Section 409A of the Code will be settled in accordance with the terms of the applicable award agreement or as otherwise specified in the Amended and Restated 2020 Plan.

Provisions Applicable to Restricted Stock. Upon the occurrence of a reorganization event other than Imara’s liquidation or dissolution, Imara’s repurchase and other rights with respect to outstanding restricted stock will inure to the benefit of Imara’s successor and will, unless Imara’s board of directors determines otherwise, apply to the cash, securities or other property which Imara common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such restricted stock. However, Imara’s board of directors may either provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or any other agreement between a participant and Imara, either initially or by amendment. Upon the occurrence of a reorganization event involving Imara’s liquidation or dissolution, except to the extent specifically provided to the contrary in the instrument evidencing any award of restricted stock or any other agreement between the participant and Imara, all restrictions and conditions on all restricted stock then outstanding shall automatically be deemed terminated or satisfied.

Provisions for Foreign Participants

Imara’s board of directors may establish one or more sub-plans under the Amended and Restated 2020 Plan to satisfy applicable securities, tax or other laws of various jurisdictions. Imara’s board of directors will establish such sub-plans by adopting supplements to the Amended and Restated 2020 Plan containing any limitations on Imara’s board of directors’ discretion under the Amended and Restated 2020 Plan and any additional terms and conditions not otherwise inconsistent with the Amended and Restated 2020 Plan as Imara’s board of directors deems necessary or desirable. All supplements adopted by Imara’s board of directors will be deemed to be part of the Amended and Restated 2020 Plan, but each supplement will only apply to participants within the affected jurisdiction.

Withholding

The participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before Imara will deliver stock certificates or otherwise recognize ownership of Imara common stock under an award. Imara may elect to satisfy the withholding obligations through additional withholding on salary or wages. If Imara elects not to or cannot withhold from other compensation, the participant must pay Imara the full amount, if any, required for withholding or have a broker tender to Imara cash equal to the withholding obligations. Payment of withholding obligations is due before Imara will issue any shares on exercise, vesting or release from forfeiture of an award or at the same time as payment of the exercise or purchase price, unless Imara determines otherwise. If provided for in an award or approved by Imara’s board of directors, a participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Imara common stock, including shares retained from the award creating the tax obligation, valued at their fair market value. However, except as otherwise provided by Imara’s board of directors, the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed Imara’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that Imara is able to retain shares of Imara common stock having a fair market value that exceeds the statutory minimum applicable withholding tax without financial accounting implications or Imara is withholding in a jurisdiction that does not have a statutory minimum withholding tax, Imara may retain such number of Imara shares (up to the number of shares having a fair market value equal to the maximum individual statutory rate of tax) as Imara shall determine in its sole discretion to satisfy the tax liability associated with any award. Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

Amendment or Termination

If Imara receives Imara stockholder approval of the Amended and Restated 2020 Plan, no award may be granted under the Amended and Restated 2020 Plan after the 10th anniversary of the closing of the Merger, but awards previously granted may extend beyond that date. Imara’s board of directors may amend, suspend or terminate the Amended and Restated 2020 Plan or any portion of the Amended and Restated 2020 Plan at any time, except that no amendment that would require Imara stockholder approval under the rules of the national securities exchange on which Imara maintains its primary listing may be made effective unless and until such amendment has been approved by Imara’s stockholders. If at any time the approval of Imara’s stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to incentive stock options, Imara’s board of directors may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Amended and Restated 2020 Plan adopted in accordance with the procedures described above will apply to, and be binding on the holders of, all awards outstanding under the Amended and Restated 2020 Plan at the time the amendment is adopted, provided that Imara’s board of directors determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of participants under the Amended and Restated 2020 Plan. No award will be made that is conditioned on Imara stockholder approval of any amendment to the Amended and Restated 2020 Plan unless the award provides that (i) it will terminate or be forfeited if Imara stockholder approval of such amendment is not obtained within no more than 12 months from the date the award was granted and (ii) it may not be exercised or settled (or otherwise result in the issuance of shares of Imara common stock) prior to the receipt of such Imara stockholder approval.

If Imara’s stockholders do not approve the Amended and Restated 2020 Plan, the Amended and Restated 2020 Plan will not go into effect, and Imara will not grant any awards under the Amended and Restated 2020 Plan but the existing 2020 Plan will remain in effect. In this event, Imara’s board of directors will consider whether to adopt alternative arrangements based on its assessment of its needs.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to awards granted under the Amended and Restated 2020 Plan. This summary is based on the federal tax laws in effect as of the date of this proxy statement. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options. A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by Imara or its corporate parent or 50% or majority-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under “Non-statutory Stock Options.” The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-statutory Stock Options. A participant will not have income upon the grant of a non-statutory stock option. A participant will have compensation income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights. A participant will not have income upon the grant of a SAR. A participant generally will recognize compensation income upon the exercise of a SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units. A participant will not have income upon the grant of an RSU. A participant is not permitted to make an election under Section 83(b) of the Code with respect to an RSU award. When the shares or common stock are delivered with respect to the RSUs (which may be upon vesting or may be at a later date), the participant will have income on the date of delivery in an amount equal to the fair market value of the stock on such date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the delivery date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock-Based Awards. The tax consequences associated with any other stock-based award granted under the Amended and Restated 2020 Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award, and the participant’s holding period and tax basis for the award or underlying common stock.

Tax Consequences to Imara. There will be no tax consequences to Imara except that Imara will be entitled to a deduction when a participant has compensation income, subject to the limitations of Section 162(m) of the Code.

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of Imara common stock present or represented at the meeting and voting affirmatively or negatively on this proposal is required to approve this Proposal No. 4.

Pursuant to support agreements, each of Imara’s directors and officers and certain other stockholders have agreed to vote in favor of this Proposal No. 4. As of the date of this proxy statement/prospectus, such stockholders own approximately 33% of the outstanding shares of Imara common stock.

IMARA’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Proposal No. 4.

PROPOSAL NO. 5

APPROVAL OF AN AMENDMENT TO THE IMARA INC. 2020 EMPLOYEE STOCK PURCHASE PLAN, OR THE IMARA 2020 ESPP, TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UNDER THE IMARA 2020 ESPP TO 1,628,535 SHARES

General

Imara is asking its stockholders to approve an amendment to the Imara Inc. 2020 Employee Stock Purchase Plan, or the Imara 2020 ESPP, to increase the number of shares of common stock reserved for issuance thereunder to 1,628,535 shares. The Imara 2020 ESPP was originally approved by the Imara board of directors on February 12, 2020 and by Imara stockholders on February 26, 2020. The Imara 2020 ESPP, as amended, is referred to herein as the Amended 2020 ESPP.

On November 8, 2022, Imara’s board of directors adopted, subject to Imara stockholder approval, the Amended 2020 ESPP. The purpose of the amendment to the Imara 2020 ESPP is to provide eligible employees of Imara with opportunities to purchase shares of common stock. The Imara board of directors believes that the future success of the combined company depends, in large part, upon the combined company’s ability to maintain a competitive position in attracting, retaining and motivating key personnel. Accordingly, Imara is seeking stockholder approval of the Amended 2020 ESPP because Imara’s board of directors believes that the ability to participate in the Amended 2020 ESPP is an attractive feature for the combined company’s employees and potential employees.

Summary of Proposed Changes

The Imara 2020 ESPP is being amended to:

•

increase the number of shares of common stock available for issuance thereunder, so that following the amendment, and subject to adjustment for the Reverse Stock Split, there will be 1,628,535 shares of common stock available for future issuance under the Amended 2020 ESPP.

•

amend the automatic share increase provision to reflect the increase in the shares reserved for issuance described above, so that the number of shares of Imara common stock reserved for issuance under the Amended 2020 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2024 and continuing until, and including, the fiscal year commencing on January 1, 2043, in an amount equal to the lowest of (i) 1,628,535 shares of Imara common stock, (ii) 1% of the number of shares of Imara common stock outstanding on the first day of such fiscal year and (iii) an amount determined by the Imara board of directors.

The information contained in this Proposal No. 5 does not give effect to the proposed Reverse Stock Split that is the subject of Proposal No. 3. If Imara’s stockholders do not approve the proposed Amended 2020 ESPP, the changes described above will not take effect and the Imara 2020 ESPP will remain in effect in its previous form. In such event, Imara’s board of directors will consider whether to adopt alternative arrangements based on its assessment of Imara’s compensation practices.

Description of the Amended 2020 ESPP

The following summary is qualified in its entirety by reference to the Amended 2020 ESPP, a copy of which is attached as Annex J.

The Amended 2020 ESPP is intended to enable eligible employees to use payroll deductions to purchase shares of Imara common stock and thereby acquire an interest in the future of the combined company. The Amended 2020 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Administration. The Amended 2020 ESPP is administered by the Imara board of directors or by a committee appointed by the Imara board of directors.

Authorized Shares. Subject to adjustment as described below, the Amended 2020 ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 1,628,535 shares of Imara common stock. The number of shares of Imara common stock reserved for issuance under the Amended 2020 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2024 and continuing until, and including, the fiscal year commencing on January 1, 2043, in an amount equal to the lowest of (i) 1,628,535 shares of Imara common stock, (ii) 1% of the number of shares of Imara common stock outstanding on the first day of such fiscal year and (iii) an amount determined by the Imara board of directors.

Eligibility. All of Imara’s employees and employees of any designated subsidiary, as defined in the Amended 2020 ESPP, are eligible to participate in the Amended 2020 ESPP, provided that:

•	such person is customarily employed by Imara or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year; and

•	such person was an employee of Imara or an employee of a designated subsidiary on the first day of the applicable offering period under the Amended 2020 ESPP.

Imara retains the discretion to determine which eligible employees may participate in an offering under applicable regulations.

Plan Periods. Imara expects to make one or more offerings to its eligible employees to purchase stock under the Amended 2020 ESPP beginning at such time and on such dates as the Imara board of directors may determine, or the first business day thereafter. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of Imara common stock at the end of the offering period. The Imara board of directors or a committee designated by the Imara board of directors may, at its discretion, choose a different period of not more than 27 months for offerings.

Option Grant. On each offering commencement date, each participant will be granted the right to purchase, on the last business day of the offering period, up to a number of shares of Imara common stock determined by multiplying $2,083 by the number of full months in the offering period and dividing that product by the closing price of Imara common stock on the first day of the offering period. No employee may be granted an option under the Amended 2020 ESPP that permits the employee’s rights to purchase shares under the Amended 2020 ESPP and any other employee stock purchase plan of Imara or any of its subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of Imara common stock (determined as of the first day of each offering period) for each calendar year in which the option is outstanding. In addition, no employee may purchase shares of Imara common stock under the Amended 2020 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of Imara stock or the stock of any of its subsidiaries.

Participation. Each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by Imara during the offering period. Each employee who continues to be a participant in the Amended 2020 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from Imara the number of whole shares of Imara common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above.

An employee may at any time prior to the close of business on the fifteenth business day prior to the end of an offering period (or such other number of days as is determined by Imara), and for any reason, permanently withdraw from participating in an offering and permanently withdraw the balance accumulated in the employee’s account. Partial withdrawals are not permitted. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be taken and the balance in the employee’s account will be paid to the employee.

Option Price. Under the terms of the Amended 2020 ESPP, the purchase price shall be determined by the Imara board of directors or the committee for each offering period and will be at least 85% of the applicable closing price of Imara common stock. If the Imara board of directors or the committee does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of Imara common stock on the first business day of the offering period or on the last business day of the offering period.

Change in Capitalization. Imara will be required to make equitable adjustments to the extent determined by the Imara board of directors or a committee thereof to the number and class of securities available under the Amended 2020 ESPP, the share limitations under the Amended 2020 ESPP, and the purchase price for an offering period under the Amended 2020 ESPP to reflect stock splits, reverse stock splits (including the Reverse Stock Split described in this proxy statement/prospectus), stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of Imara common stock other than ordinary cash dividends.

Reorganization Event. In connection with a merger or other reorganization event, as defined in the Amended 2020 ESPP, the Imara board of directors or a committee of the Imara board of directors may take any one or more of the following actions as to outstanding options to purchase shares of Imara common stock under the Amended 2020 ESPP on such terms as the Imara board of directors or committee thereof determines:

•	provide that options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the Imara board of directors or committee thereof in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;

•

upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of Imara common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of Imara common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the cash payment for each share surrendered in the reorganization event is treated as the fair market value of Imara common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the Amended 2020 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with Imara’s liquidation or dissolution, options will convert into the right to receive liquidation proceeds (net of the purchase price thereof).

The Imara board of directors may at any time, and from time to time, amend or suspend the Amended 2020 ESPP or any portion of the Amended 2020 ESPP. Imara will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Code. Further, the Imara board of directors may not make any amendment that would cause the Amended 2020 ESPP to fail to comply with Section 423 of the Code. The Amended 2020 ESPP may be terminated at any time by the Imara board of directors. Upon termination, Imara will refund all amounts in the accounts of participating employees.

Summary of Federal Income Tax Consequences

The following is only a summary of the effect of the U.S. income tax laws and regulations upon an employee and Imara with respect to an employee’s participation in the Amended 2020 ESPP. This summary does not purport to be a complete description of all federal tax implications of participation in the Amended 2020 ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

A participant in the Amended 2020 ESPP recognizes no taxable income either as a result of participation in the Amended 2020 ESPP or upon exercise of an option to purchase shares of Imara common stock under the terms of the Amended 2020 ESPP.

If a participant disposes of shares purchased upon exercise of an option granted under the Amended 2020 ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which is referred to as a “disqualifying disposition,” the participant will realize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less.

If the participant disposes of shares purchased upon exercise of an option granted under the Amended 2020 ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will realize ordinary income in the year of disposition equal to the lesser of (1) 15% of the fair market value of the common stock on the first day of the offering period in which the shares were purchased and (2) the excess of the amount actually received for the common stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

Imara is generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, Imara is not allowed a deduction.

New Plan Benefits Table

The issuance of common stock under the Amended 2020 ESPP is subject to variables that cannot be determined at this time, such as the timing of offering periods and the extent of participation by eligible employees. Imara cannot now determine the number of shares to be issued in the future to any particular person or group, other than as set forth below.

Name and Position	Dollar Value ($)	Number of Shares of Subject to Option Awards (#)	Number of Shares Subject to RSUs (#)
Named executive officers for the year ended December 31, 2021:	—	—	—
Rahul D. Ballal President and Chief Executive Officer	—	—	—
Michael Gray Chief Financial Officer and Chief Operating Officer	—	—	—
Kenneth Attie Former Chief Medical Officer	—	—	—
All current executive officers as a group	—	—	—
All current directors who are not executive officers as a group	—	—	—
All employees, including all current officers who are not executive officers, as a group	—	—	—

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of Imara common stock present or represented at the meeting and voting affirmatively or negatively on this proposal is required to approve this Proposal No. 5.

Pursuant to support agreements, each of Imara’s directors and officers and certain other stockholders have agreed to vote in favor of this Proposal No. 5. As of the date of this proxy statement/prospectus, such stockholders own approximately 33% of the outstanding shares of Imara common stock.

IMARA’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Proposal No. 5.

PROPOSAL NO. 6

APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Imara fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 3, 4 and 5, Imara may propose to adjourn the Imara special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3, 4 and 5. Imara currently does not intend to propose adjournment at the Imara special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3, 4 and 5. Additionally, pursuant to Section 1.8 of Imara’s amended and restated bylaws, any meeting of stockholders may be adjourned from time to time to reconvene at any other time and to any other place at which a meeting of stockholders may be held under Imara’s amended and restated bylaws by the chairman of the meeting.

Required Vote

The affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of Imara common stock present or represented at the meeting and voting affirmatively or negatively on this proposal is required to approve this Proposal No. 6.

IMARA’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 6.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Proposal No. 6.

IMARA’S BUSINESS

Summary

Imara is a biopharmaceutical company that has been dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious diseases.

On April 5, 2022, Imara announced the results from interim analyses of its Ardent Phase 2b clinical trial of tovinontrine (IMR-687) in patients with SCD, and Forte Phase 2b clinical trial of tovinontrine in patients with ß-thalassemia. Based on the data generated by these interim analyses, Imara decided to discontinue the Ardent and Forte trials as well as the further development of tovinontrine in SCD and ß-thalassemia. Imara also decided to discontinue development of tovinontrine in heart failure with preserved ejection fraction, as well as its development plans with respect to IMR-261. In connection with these events, Imara’s board of directors approved a reduction of Imara’s workforce by approximately 83% across all areas of Imara, to a total of six remaining full-time employees. The workforce reduction was designed to substantially reduce Imara’s operating expenses while Imara undertook a comprehensive assessment of its strategic options to maximize shareholder value.

Exploration of Strategic Options

Following an extensive process of evaluating strategic alternatives, including identifying and reviewing potential candidates for a strategic acquisition or other transaction, on September 6, 2022, Imara entered into the Asset Purchase Agreement with Cardurion, which provides for the Asset Sale, and on November 10, 2022, Imara announced the closing of the Asset Sale. On October 13, 2022, Imara, Merger Sub and Enliven entered into the Merger Agreement, pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Enliven, with Enliven continuing as a wholly owned subsidiary of Imara and the surviving corporation of the Merger. If the Merger is completed, the business of Enliven will continue as the business of the combined company.

Imara expects to devote significant time and resources to the completion of the Merger. However, there can be no assurances that such activities will result in the completion of the Merger. If the Merger is not completed, Imara will reconsider its strategic alternatives. Imara considers one of the following courses of action to be the most likely alternatives if the Merger is not completed:

•

Dissolve and liquidate its assets. If, for any reason, the Merger does not close, Imara’s board of directors may conclude that it is in the best interest of stockholders to dissolve the company and liquidate its assets. In that event, Imara would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying Imara’s obligations and setting aside funds for reserves.

•	Pursue another strategic transaction. Imara may resume the process of evaluating a potential strategic transaction in order to attempt another strategic transaction like the Merger.

•	Operate its business. Imara’s board of directors may elect to initiate development of IMR-261 or to seek new product candidates for development.

Historical Business and Programs

Prior to the April 2022 discontinuation of its clinical programs, Imara’s business focused on developing and commercializing novel therapeutics to treat patients suffering from rare inherited genetic disorders of hemoglobin, known as hemoglobinopathies, and other serious diseases. Imara’s pipeline was built around tovinontrine, an inhibitor of phosphodiesterase-9, or PDE9. Imara was evaluating tovinontrine in a Phase 2b clinical trial for the treatment of SCD and ß-thalassemia and had previously announced expectations to evaluate tovinontrine in HFpEF. Imara had also previously been advancing IMR-261, an activator of nuclear factor erythroid 2–related factor 2, or Nrf2.

Historical Product Candidates

Tovinontrine (IMR-687)

Tovinontrine is a small molecule inhibitor of PDE9 that was sold to Cardurion as part of the Asset Sale.

SCD Program

Imara conducted the Ardent Phase 2b clinical trial of tovinontrine, a randomized, double-blind, placebo-controlled trial in approximately 115 adult patients with SCD. The Ardent trial followed completion of Imara’s Phase 2a clinical trial of tovinontrine in SCD, which demonstrated a well-tolerated safety profile for tovinontrine and potential benefits from tovinontrine with respect to VOCs. In April 2022, Imara announced the results from interim analyses of the Ardent clinical trial which showed no significant difference in median annualized rate of VOCs in the high-dose tovinontrine group versus placebo in an intent-to-treat population. In addition, no meaningful difference was observed in HbF response in either the high or low dose tovinontrine groups as compared to placebo. Based on the data generated by this interim analysis, Imara decided to discontinue the Ardent trial as well as the further development of tovinontrine in SCD.

ß-thalassemia Program

Imara also conducted the Forte Phase 2b clinical trial of tovinontrine, a randomized, double-blind, placebo-controlled trial in approximately 120 patients with ß-thalassemia. In November 2021, Imara presented data from a pre-specified interim analysis from the Forte trial in patients with transfusion-dependent thalassemia. This initial interim analysis data demonstrated a well-tolerated safety profile for tovinontrine and a trend for reduced transfusion burden in the higher dose cohort. In April 2022, Imara announced the results from a second interim analyses of the Forte clinical trial of that demonstrated no meaningful benefit in transfusion burden or improvement in most disease-related biomarker from treatment with tovinontrine. Based on the data generated by this interim analysis, Imara decided to discontinue the Forte trial as well as the further development of tovinontrine in ß-thalassemia.

HFpEF Program

Imara previously announced its expectation to dose the first patient in the SP9IN Phase 2 clinical trial of tovinontrine in HFpEF in the second quarter of 2022. The SP9IN trial was expected to be a randomized, placebo-controlled trial of approximately 170 patients 45 years of age or older with enriched PDE9 expression and persistent symptoms of HFpEF. In April 2022, Imara decided not to pursue development of tovinontrine inHFpEF and instead to explore its strategic options.

IMR-261

Imara previously commenced research activities for IMR-261 (formerly CXA-10), an activator of Nrf2. In preclinical models of SCD, IMR-261 was observed to activate expression of HbF and reduce VOCs. Furthermore, in a preclinical model of ß-thalassemia, IMR-261 was observed to increase hemoglobin and enhance RBC maturation. Imara had initiated work on drug product manufacturing for IMR-261 as it explored potential clinical development paths in hemoglobinopathies, iron disorders and potentially other areas. In April 2022, Imara decided to discontinue its development plans with respect to IMR-261 and instead to explore its strategic options.

Sales and Marketing

Imara is not currently conducting sales and marketing efforts with respect to any of its previous programs and its plans for future sales and marketing are dependent on the results of its ongoing strategic evaluation.

Research and Development

Imara is not currently conducting research and development of any of its previous programs and its plans for future research and development are dependent on the results of its ongoing strategic evaluation.

Intellectual Property

When applicable to its development programs, Imara strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of its business, including by seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Imara also relies on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain its proprietary position in its field.

Imara’s future commercial success may depend, in part, on its ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business; defend and enforce its intellectual property rights, in particular its patent rights; preserve the confidentiality of its trade secrets; and operate without infringing, misappropriating or violating the valid and enforceable patents and proprietary rights of third parties. Imara’s ability to stop third parties from making, using, selling, offering to sell or importing any products that Imara develops may depend on the extent to which it has rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of biopharmaceutical companies like Imara’s are generally uncertain and can involve complex legal, scientific and factual issues. Imara cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Imara also cannot ensure that patents will issue with respect to any patent applications that Imara or its licensors may file in the future, nor can Imara ensure that any of its owned or licensed patents or future patents will be commercially useful in protecting its product candidates and methods of manufacturing the same. In addition, the coverage claimed in a patent application may be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, Imara cannot guarantee that any products it develops will be protected or remain protectable by enforceable patents. Moreover, any patents that Imara hold may be challenged, circumvented or invalidated by third parties. See “Risk Factors—Risks Related to Imara—Risks Related to Imara’s Intellectual Property” for a more comprehensive description of risks related to Imara’s intellectual property.

Imara generally files patent applications directed to its key programs in an effort to secure its intellectual property positions vis-a-vis these programs. The intellectual property portfolio for IMR-261 is summarized below. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office may be significantly narrowed before issuance, if issued at all. Imara expects this may be the case with respect to some of its pending patent applications referred to below.

In connection with the Asset Sale, the Lundbeck Agreement and all other intellectual property owned by Imara that related to tovinontrine was assigned to Cardurion. As a result, as of November 10, 2022, Imara no longer holds a license to the intellectual property that is the subject of the Lundbeck Agreement or owns any other intellectual property related to tovinontrine.

IMR-261

The patent portfolio for Imara’s IMR-261 program includes at least eight published patent families. As of September 30, 2022, Imara owned, co-owned, or held exclusive license rights to numerous patent and patent applications, including at least seven issued or allowed U.S. patents, one U.S. pending non-provisional patent applications, 20 non-U.S. pending patent applications, and two pending PCT application relating to Imara’s IMR-261 program. These patents and patent applications comprise the following patent families:

The issued patents include coverage of the IMR-261 composition of matter. The issued patents include US 8,309,526 (exclusively licensed to us from UAB), which issued November 13, 2012. The expected expiry date of US 8,309,526, based on a 20-year term, is April 2025, absent any other patent term extensions available.

The issued patents also include four patents (US 7,776,916, US 9,522,156, US 9,006,473 and 9,867,795, each exclusively licensed to us from UAB), which issued between August 17, 2010 and January 16, 2018. These U.S. patents provide coverage of therapeutic methods of treating certain inflammatory and vascular diseases, including sickle cell disease, with IMR-261. The expected expiry date of these patents, based on a 20-year term, ranges between April 2025 and March 2027, absent any patent term extensions available.

The pending applications include a patent family directed to therapeutic methods of treating certain diseases, including sickle cell disease, at specified doses, with a priority date of October 2015. No patents covering therapeutic methods of treating sickle cell disease have issued in this patent family, and the expected expiry date of this patent family, based on a 20-year term, is October 2036, absent any patent term extensions available.

The PCT applications include a patent family directed to therapeutic methods of treating certain diseases, including sickle cell disease, at additional specified doses, with a priority filing date of May 2020. No patents have issued in this patent family, and the expected expiry date of this patent family, based on a 20-year term, is May 2041, absent any patent term extensions available.

In addition to the above, Imara has licensed on a non-exclusive basis from the University of Pittsburgh, rights to U.S. issued patents covering pharmaceutical compositions of nitro oleic acids, including IMR-261. The expected expiry date of these patents, based on a 20-year term, is in mid-2028, absent any other patent term extensions available.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. If Imara’s use of drug candidates or the drug candidate itself receive FDA approval, it intends to apply for patent term extensions, if available, to extend the term of patents that cover the approved use or drug candidate. Imara also intends to seek patent term extensions in any jurisdictions where available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with Imara’s assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, Imara relies upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain its competitive position. However, trade secrets and confidential know-how are difficult to protect. Imara seeks to protect its proprietary information, in part, using confidentiality agreements with any collaborators, scientific advisors, employees and consultants and invention assignment agreements with its employees. Imara also has agreements requiring assignment of inventions with selected consultants, scientific advisors and collaborators. These agreements may not provide meaningful protection. These agreements may also be breached, and Imara may not have an adequate remedy for any such breach. In addition, Imara’s trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom Imara discloses such information. Despite any measures taken to protect its intellectual property, unauthorized parties may attempt to copy aspects of

Imara’s products or to obtain or use information that Imara regards as proprietary. Although Imara takes steps to protect its proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to its proprietary information. As a result, Imara may be unable to meaningfully protect its trade secrets and proprietary information. See “Risk Factors—Risks Related to Imara—Risks Related to Imara’s Intellectual Property” for a more comprehensive description of risks related to Imara’s intellectual property.

Government Regulation and Product Approvals

Government authorities in the United States at the federal, state and local level, and in other countries and jurisdictions, such as the European Union, or EU, extensively regulate, among other things, the research, development, testing, manufacture, pricing, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. See the section titled “Enliven’s Business – Government Regulation” for further discussion.

ENLIVEN’S BUSINESS

In this section, references to “we,” “our,” “us” and “our company” in this section refer to Enliven Therapeutics, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule inhibitors to help patients with cancer live not only longer, but better. We aim to address existing and emerging unmet needs with a precision oncology approach that improves survival and enhances overall patient well-being. Our discovery process combines deep insights from clinically validated biological targets and differentiated chemistry with the goal of designing best-in-class or first-in-class therapies. By combining clinically validated targets and specific TPPs with disciplined clinical trial design and regulatory strategy, we aim to develop drugs with an increased probability of clinical and commercial success. Clinically validated targets refer to biological targets that have demonstrated statistical significance on efficacy endpoints in published third-party clinical trials which we believe support the development of our product candidates by increasing our probability of success. We have assembled a team of seasoned drug hunters with significant expertise in discovery and development of small molecule kinase inhibitors. Our team includes leading chemists who have been the primary or co-inventor of over 20 product candidates that have been advanced to clinical trials, including four FDA-approved products: Koselugo (selumetinib), Mektovi (binimetinib), Tukysa (tucatinib), and Retevmo (selpercatinib). We are currently advancing two parallel lead product candidates, ELVN-001 and ELVN-002, as well as pursuing several additional research stage opportunities that align with our development approach.

Our first product candidate, ELVN-001, is a potent, highly selective, small molecule kinase inhibitor designed to specifically target the BCR-ABL gene fusion, the oncogenic driver for patients with Chronic Myeloid Leukemia (CML). Although the approval of BCR-ABL TKIs has improved the life expectancy of patients with CML significantly, tolerability, safety, resistance and patient convenience concerns have become more prominent as patients can now expect to live on therapy for decades. Achieving this survival benefit requires continuous daily therapy, and all available TKIs have off-target activity resulting in treatment related adverse events and drug discontinuation due to intolerance or resistance. These issues can result in the loss of molecular response and disease progression for many patients and drive approximately 20% of patients to switch therapy within the first year and approximately 40% to switch in the first 5 years. These factors, prolonged treatment course, off-target toxicities, and acquired resistance, explain why the global market for CML supports multiple blockbuster products, exceeding $6.0 billion of sales in 2021, and why there remains significant unmet need for an effective and more tolerable treatment. In our preclinical studies, ELVN-001 has demonstrated improved kinome selectivity, tolerability and robust tumor growth inhibition when compared to certain leading and investigational therapies. In addition, ELVN-001 was highly active against the T315I mutation, which confers resistance to nearly all approved TKIs. Given ELVN-001’s mechanism of action, it potentially represents a complementary option to allosteric BCR-ABL inhibitors, which may play an increasingly important role in the standard of care for CML. Importantly, ELVN-001 was designed to be a more attractive option for patients with comorbidities, on concomitant medications or desiring more freedom from stringent administration requirements. ELVN-001 is currently being evaluated in a Phase 1 clinical trial in adults with CML and we plan to present early clinical data by the end of 2023.

Our second product candidate, ELVN-002, is a potent, selective and irreversible HER2 inhibitor with activity against various HER2 mutations, including Exon 20 insertion mutations (E20IMs) in non-small cell lung cancer (NSCLC). While up to 3% of patients with NSCLC harbor HER2 E20IMs, currently there are no FDA-approved small molecules that specifically address these mutations. The current investigational TKIs targeting this population that have reported clinical data are all dual EGFR and HER2 inhibitors, and are dose limited by

EGFR-related toxicities. ELVN-002 is designed to inhibit HER2 and key mutations of HER2, while sparing wild-type EGFR and avoiding EGFR-related toxicities. We believe that if ELVN-002 achieves this profile, it will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases, a key mechanism of resistance to current therapies in patients with NSCLC and other HER2 driven diseases. While the initial focus for this program is for HER2 mutant NSCLC, we intend to expand the opportunity to patients with other HER2 mutations as well as HER2 amplified or overexpressing tumors including breast, colorectal, and gastric cancers. ELVN-002 has demonstrated robust activity in preclinical models, including an intracranial model, at well-tolerated doses. We filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022, and, subject to IND clearance, we plan to initiate a Phase 1 clinical trial thereafter.

Over the last several years, it has become increasingly clear that cancers developing in various sites throughout the body often share the same genomic alterations. More specifically, research and clinical data suggest that some tumors are primarily or exclusively dependent on aberrantly activated enzymes, including kinases for their proliferation and survival. Kinases are cellular enzymes that regulate the biological activity of proteins through a process known as phosphorylation and represent one of the largest classes of oncogenic drivers when aberrantly mutated or expressed in the cell. Kinase inhibition is a proven approach to fighting cancer and for nearly two decades has effectively addressed an increasing number of oncology indications, which translated into $69 billion of worldwide sales in 2021 and is estimated to grow to more than $107 billion by 2028. However, despite the advancement of precision medicine in oncology, a significant unmet need remains for the majority of cancer patients for whom no targeted therapies exist or whose cancer has developed resistance to currently available targeted treatments.

We believe that the fundamental change in the development of targeted kinase inhibitor therapies in unison with our development approach, rooted in validated biology and differentiated chemistry, represents a unique opportunity to provide cancer patients with medicines offering improved therapeutic profiles. To capitalize on this opportunity, we are currently pursuing several additional research stage programs. We are in the process of screening and optimizing the chemistry for multiple programs and expect to make a product candidate nomination for our third program by the first half of 2023.

Our Development Approach

As a precision oncology company with leadership and strength in chemistry, our primary focus lies in opportunities emerging from validated biology. Our development approach is rooted in the following three principles:

•

Application of unique insights to validated biological targets: We utilize our deep understanding of fundamental genetic alterations in oncology and insights from real-world market research to identify and select targets. For example, small molecule inhibitors of BCR- ABL have been shown to block proliferation and induce apoptosis in cell lines driven by the BCR-ABL fusion protein. We also evaluate key characteristics for potential targets including the totality of preclinical and clinical evidence, unmet medical need and potential market opportunity to develop our TPP. We are currently focusing on the following three target groups:

•	Validated oncogenic drivers with proven clinical efficacy.

•	Emerging oncogenic drivers.

•	Clinically validated signaling nodes driving cancer proliferation.

Validated oncogenic drivers with proven clinical efficacy means that small molecule inhibitors against a given target with sufficient selectivity have undergone clinical evaluation by third parties and demonstrated objective responses in patients. Clinically validated signaling nodes are referring to downstream effectors of the target driving cancer proliferation.

•	Differentiated chemistry and compound design: Our chemists have experience in designing compounds that selectively inhibit more than 60 kinase targets. From this foundation, our team has built a library of unique, highly ligand-efficient scaffolds and integrates multiple technologies to pursue our selected target opportunities. By starting with chemistry that we know and have designed a priori to be drug-like, we believe we can move more rapidly into lead optimization of our preclinical asset, which reduces the time required to test our preclinical hypothesis. While drug development is a highly uncertain undertaking and we are still in the early stages of development, we believe our focus on a limited number of high potential programs has resulted in a highly efficient discovery process that will be difficult for companies with larger pipelines and a broader focus to match.

•

Disciplined clinical trial design and regulatory strategy: Using biomarker-enriched patient selection strategies, we plan to direct our clinical development efforts toward building a high-quality dataset designed to test our efficacy hypothesis early on in clinical trials. In specific development areas, we may also seek to build a clinical dataset to enable future registrational trials in earlier lines of therapy.

Our Team and Investors

We were co-founded in 2019 by Sam Kintz, M.B.A., Joseph P. Lyssikatos, Ph.D. and Anish Patel, Pharm.D. Dr. Lyssikatos, our Chief Scientific Officer, is a renowned medicinal chemist, who helped build and scale Array BioPharma’s medicinal chemistry efforts, and who has held leadership positions at Genentech and Biogen. Dr. Lyssikatos is a co-inventor or co-author on over 220 issued patents and peer-reviewed publications and has led and been a key scientific contributor to over 30 programs.

Mr. Kintz, our President and Chief Executive Officer, most recently held research and strategy leadership roles at AbbVie-Stemcentrx. Previously, Mr. Kintz worked at Roche Venture Fund and prior to that, at Genentech, as a medicinal chemist in the small-molecule discovery organization. Dr. Patel, our Chief Operating Officer, brings development, medical affairs, and commercial experience. He has held leadership roles at Pharmacyclics, MedImmune/AstraZeneca, and Berlex/Bayer. In 2021, we expanded our management team to include Helen Collins, M.D., a board-certified oncologist and internist, and Benjamin Hohl. Dr. Collins, our Chief Medical Officer, recently served as Chief Medical Officer at Five Prime Therapeutics until its acquisition by Amgen where she led the development of bemarituzumab, a potential first-in-class investigational targeted antibody which has been granted Breakthrough Therapy Designation by the FDA. Previously, Dr. Collins held leadership positions in clinical development and medical affairs at Amgen and Gilead Sciences. Mr. Hohl, our Chief Financial Officer, joins us from Goldman Sachs Healthcare Investment Banking, where he worked for nearly a decade advising on and executing biopharmaceutical and life sciences financings and strategic transactions.

We are also supported by a group of well-known and leading scientific investors. Prior to the announcement of this merger and the concurrent financing we had raised over $140 million of gross proceeds from leading life sciences institutional investors. Our shareholders that currently hold approximately 5% or more of our common stock include OrbiMed, 5AM Ventures, Roche Venture Fund, Surveyor Capital and Cormorant Asset Management. Concurrently with this merger, we intend to raise approximately $164.5 million through a private financing from investors that include healthcare specialist investors as well as large institutional mutual funds.

Our Pipeline

We are focused on the discovery and development of potentially best-in-class or first-in-class precision oncology therapies. We aim to do this by addressing issues such as tolerability and combinability, resistance, and disease escape through brain metastases. We are currently advancing two parallel lead product candidates, ELVN-001 and ELVN-002.

BCR-ABL Program: ELVN-001

ELVN-001 is a small molecule kinase inhibitor for the treatment of CML. ELVN-001 specifically targets the BCR-ABL fusion gene product, the oncogenic driver for patients with CML. ELVN-001 is a potent, highly selective, ATP-competitive inhibitor of the ABL1. ELVN-001 was also designed to have activity against T315I, the most common BCR-ABL mutation. T315I confers resistance to all the approved TKI therapies except asciminib and ponatinib. Asciminib received approval in the United States for patients with T315I at a dose of 200 mg BID, five times higher than its approved 3L dose of 40 mg BID. It has not received approval for patients with T315I outside of the United States (ex-US). The 200 mg BID dose resulted in an approximately 30% higher rate of serious adverse reactions compared to the 40 mg BID dose, including enhanced pancreatic toxicity. Ponatinib carries four black box warnings including for fatal cardiovascular and hepatic events. We believe that, given its marked kinome selectivity, attractive drug-like properties, and activity against T315I, ELVN-001 has the potential to represent an improved option for patients with CML across all lines of therapy in the future.

In contrast to the ATP-competitive TKIs approved for the treatment of CML, ELVN-001 is highly selective within the kinome. Importantly, our preclinical studies showed that ELVN-001 did not meaningfully interfere with the activity of particular kinases known to limit the efficacy and tolerability of approved TKIs that suffer from a number of dose-limiting toxicities. We believe that the enhanced selectivity profile of ELVN-001 coupled with its predicted human PK may provide a wide therapeutic index. This in turn may enable greater and more prolonged target engagement as well as improved tolerability for long-term treatment. If we are able to achieve a wider therapeutic index for ELVN-001, we believe ELVN-001 will confer faster and deeper molecular responses than those observed with the approved agents. Deep molecular responses have been shown to significantly predict overall survival and represent a highly sensitive marker to detect treatment differences. Additionally, we have designed ELVN-001 to be a more attractive option for patients who desire more freedom from stringent administration requirements, have co-morbidities, or are on concomitant medications.

ELVN-001 is currently being evaluated in a Phase 1 clinical trial in adults with CML. The Phase 1 trial is a multicenter, open-label, dose-escalation trial in adults with CML with and without T315I mutations who are relapsed, refractory or intolerant to currently available TKIs. The primary objectives of the trial are to assess the safety and tolerability of escalating doses of ELVN-001, with the goal of identifying the recommended dose for expansion. Additional objectives include assessing pharmacokinetics (PK), pharmacodynamics (PD) and preliminary efficacy. In a future expansion portion of the Phase 1 trial, multiple cohorts are planned to further evaluate the safety and efficacy of ELVN-001. We plan to present early clinical data by the end of 2023.

HER2 Program: ELVN-002

ELVN-002, is a potent, selective and irreversible HER2 inhibitor with activity against various HER2 mutations, including Exon 20 insertion mutations (E20IMs) in non-small cell lung cancer (NSCLC), for which there are currently no approved small molecule inhibitors. ELVN-002 is designed to inhibit HER2 and key mutations of HER2, while sparing wild-type EGFR and avoiding EGFR-related toxicities. We believe that if ELVN-002 achieves this profile, it will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases, a key mechanism of resistance to current therapies in patients with NSCLC and other HER2 driven diseases. While the initial focus for this program is for HER2 mutant NSCLC, we intend to seek to expand the opportunity to patients with other HER2 mutations as well as HER2 amplified or overexpressing tumors including breast, colorectal, and gastric cancers.

Due to significant structural homology between EGFR and HER2, most investigational agents targeting HER2 mutations are dual EGFR and HER2 inhibitors and are dose-limited by EGFR-related toxicities. This has contributed to limited efficacy for patients with HER2 mutations, particularly in NSCLC. In contrast, ELVN-002 was greater than 100 times more selective for HER2 relative to EGFR in preclinical studies. Tucatinib, a reversible small molecule inhibitor, represents the only approved selective HER2 orally active drug. However, it lacks sufficient potency against key mutations, including HER2 YVMA, which represents roughly 70% of all E20IMs in lung cancer, and L755, the most common HER2 breast cancer mutation. E20IMs, including HER2 YVMA, are mutations that remain largely unaddressed by current TKIs. ELVN-002 has demonstrated improved potency compared to tucatinib against HER2 YVMA and several other clinically relevant HER2 mutations in our preclinical studies. Moreover, ELVN-002 demonstrated superior preclinical activity in HER2-amplified subcutaneous and intracranial models, and an improved safety margin in non-human primates compared to tucatinib. Hence, we believe ELVN-002 may offer an effective approach to addressing and preventing CNS metastases compared to existing approved therapies.

We filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022, and, subject to IND clearance, we plan to initiate a Phase 1 clinical trial thereafter. Our initial focus for this program is for patients with HER2 mutant NSCLC, for which there are no FDA-approved TKIs. However, we will also seek to expand the opportunity to patients with other HER2 mutations as well as HER2 amplified or overexpressing tumors including breast, colorectal, and gastric cancers.

Additional Programs

In addition to our two lead programs, we are currently pursuing several additional research stage opportunities that align with our development approach, and for which we have established TPPs. We are in the process of screening and optimizing our chemistry for all of these programs. We believe that the collective experience of our team, along with the insights we develop from our initial programs, will enable us to efficiently test our preclinical hypothesis and ultimately design a product candidate for at least one of these opportunities. We anticipate nominating a development candidate for our third program in the first half of 2023.

Our Strategy

Our mission is to help patients with cancer live not only longer, but better. The key elements of our strategy are:

•

Efficiently advance ELVN-001, a BCR-ABL TKI, through clinical development and regulatory approval. ELVN-001 is designed to be a potent and highly selective small molecule inhibitor targeting BCR-ABL fusion gene product for the treatment of CML. Based on ELVN-001’s kinome selectivity profile, activity against the T315I mutation, and PK profile observed in our preclinical studies, we believe we can improve clinical activity and tolerability in all lines of therapy compared to the existing therapies for CML. ELVN-001 is currently being evaluated in a Phase 1 clinical trial in adults with CML and we plan to present early clinical data for this program by the end of 2023. While our initial development focus will be resistant or intolerant patients with CML, with and without T315I, we plan to also build a clinical dataset to enable future registrational trials in earlier lines of therapy.

If we are successful in achieving clinically meaningful anti-cancer activity in specific patient populations, we expect to engage with regulatory authorities to discuss whether ELVN-001 may qualify for any of the FDA’s expedited regulatory approval pathways.

•

Efficiently advance ELVN-002 into and through clinical development and regulatory approval. ELVN-002, is a potent, selective and irreversible HER2 inhibitor with activity against various HER2 mutations, including Exon 20 insertion mutations (E20IMs) in non-small cell lung cancer (NSCLC), for which there are currently no approved TKIs. Because the most advanced investigational HER2 mutant TKIs target both EGFR and HER2, their activity is significantly limited by toxicity and tolerability issues related to EGFR inhibition. In preclinical studies, we demonstrated that ELVN-002 was highly active against both HER2 and HER2 mutations while sparing EGFR. Our initial focus for this program will be to evaluate its therapeutic benefit in NSCLC patients harboring HER2 mutations. We also intend to evaluate opportunities to improve on the standard of care more broadly across other cancers driven by HER2 mutations and HER2 amplified or overexpressing tumors including breast, colorectal, and gastric cancers. We filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022, and, subject to IND clearance, we plan to initiate a Phase 1 clinical trial thereafter. We may also seek to qualify this program for one of the FDA’s expedited regulatory approval pathways.

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Expand our pipeline of potent and highly selective small molecule kinase inhibitors to overcome the limitations of current therapies. It is estimated that only 2% to 3% of patients with advanced or metastatic cancer can achieve durable responses to currently available targeted therapeutics. Even within the 2% to 3% of patients who do respond, many of these responses are accompanied by tolerability issues. Given this unmet need, we believe there is a significant opportunity to develop targeted therapies for a large variety of targets and indications. We have several small molecule programs in lead optimization that are focused on:

•	Targeting established oncogenic drivers, emerging oncogenic drivers or clinically validated signaling nodes driving cancer proliferation.

•	Addressing acquired resistance mutations and disease escape mechanisms of currently approved therapies or therapies in development.

•	Improving target selectivity and/or PK profile to drive improved efficacy, tolerability and overall patient wellbeing.

•

Increase our probability of clinical and commercial success by prioritizing targets with validated biology and establishing TPPs from real-world market research. We believe the success of next generation precision oncology medicine depends not only on clinical efficacy, but also on a differentiated product profile, including tolerability, dosing regimen, and specific drug administration requirements, that drives widespread adoption by physicians and patients in the real world. When selecting targets, we first evaluate the body of existing scientific knowledge, including both preclinical and clinical data, to prioritize biological mechanisms essential for tumorigenesis. We then evaluate the cancer indications that are most dependent on the selected target. Through market research, we directly engage with key opinion leaders, academic and community physicians, and payers in order to pinpoint the unmet medical need and identify potentially underappreciated or emerging market opportunities. By integrating scientific, clinical and commercial insights early in our R&D process, we formulate TPPs that our research team uses to establish testable preclinical hypotheses, which in turn guide the design of our product candidates. We believe that this approach mitigates both our development and commercial risk and will allow us to discover and develop high-quality product candidates targeting critical limitations in existing therapies, while maintaining commercial viability.

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Leverage our internally generated scaffold libraries and deep expertise to efficiently and consistently design and develop potentially best-in-class or first-in-class kinase inhibitors. Our team has extensive experience in discovering, developing and commercializing innovative cancer therapeutics. Our chemists were responsible for inventing or co-inventing multiple approved kinase inhibitors, including Mektovi (binimetinib), Koselugo (selumetinib), Tukysa (tucatinib) and Retevmo (selpercatinib), at their prior companies. These products have transformed the standard of care in many cancers and are projected to achieve $3.0 billion in collective commercial sales in 2028. Additionally, our chemistry leadership team has experience in designing compounds that selectively inhibit over 60 kinase targets. Leveraging this experience, we have built diverse libraries of unique, highly ligand-efficient scaffolds that we use to screen against our identified targets. Only once we have identified an opportunity where we believe our chemistry and experience uniquely align with the unmet need and our TPP will we invest in programs to efficiently develop potentially best-in-class or first-in-class kinase inhibitors.

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Selectively evaluate strategic collaborations to accelerate our development timelines or maximize the clinical impact and commercial value of our portfolio globally. Leveraging our capabilities and expertise, we have developed each of our product candidates internally, and we currently have worldwide development and commercial rights to all of our pipeline assets. We intend to build an integrated biopharmaceutical company that can manage all aspects of product development and commercialization. We may seek strategic collaborations to develop combination therapy strategies for our portfolio products, and/or maximize portfolio value globally through selective co-development and/or commercialization collaborations.

While we have made progress towards our mission, we are still in the early stages of development and have not completed any clinical trials.

Our Team and Investors

We have assembled a team with significant expertise in drug discovery, development and commercialization with particular strengths in the discovery of small molecule kinase inhibitors. Our team includes:

•

World-renowned chemists who have been the primary or co-inventor of over 20 product candidates that have been advanced to clinical trials, including four FDA-approved cancer therapies: Koselugo (selumetinib), Mektovi (binimetinib), Tukysa (tucatinib), and Retevmo (selpercatinib).

•

Precision oncology and kinase inhibitor experts who have led or been involved with the discovery, development, or commercialization of over 60 small molecules kinase inhibitor programs, including Imbruvica (ibrutinib), Vitrakvi (larotrectinib), Zydelig (idelalisib), ipatasertib (AKT inhibitor), and PF-07284890/ARRY-461 (CNS-penetrant BRAF inhibitor).

•

Leaders with a track record of success who have built or led research, development and commercial operations at companies including AbbVie, Array BioPharma, Genentech, Biogen, Pharmacyclics, FivePrime Therapeutics-Amgen, Gilead Sciences, and Blueprint Medicines.

We were co-founded in 2019 by Mr. Kintz, Dr. Lyssikatos and Dr. Patel. Dr. Lyssikatos, our Chief Scientific Officer, is a renowned medicinal chemist, who helped build and scale Array BioPharma’s medical chemistry efforts and has held leadership positions at Genentech and Biogen. Dr. Lyssikatos is a co-inventor or co-author on over 220 issued patents and peer-reviewed publications and has led and been a key scientific contributor to over 30 programs. Mr. Kintz, our President and Chief Executive Officer, most recently held research and strategy leadership roles at AbbVie-Stemcentrx. Previously, Mr. Kintz worked at Roche Venture Fund and prior to that, at Genentech, as a medicinal chemist in the small- molecule discovery organization. Dr. Patel, our Chief Operating Officer, brings development, medical affairs, and commercial experience. He has held leadership roles at Pharmacyclics, MedImmune/AstraZeneca, and Berlex/Bayer. Our management team now includes Dr. Collins and Mr. Hohl. Dr. Collins, our Chief Medical Officer, recently served as Chief Medical Officer at Five Prime Therapeutics until its acquisition by Amgen where she led the development of bemarituzumab, a potential first-in-class investigational targeted antibody which has been granted Breakthrough Therapy Designation by the FDA. Previously, Dr. Collins held leadership positions in clinical development and medical affairs at Amgen and Gilead Sciences. Mr. Hohl, our Chief Financial Officer, joins us from Goldman Sachs Healthcare Investment Banking, where he worked for nearly a decade advising on and executing biopharmaceutical and life sciences financings and strategic transactions.

In addition to Dr. Lyssikatos, our research leadership team includes Stefan Gross, Ph.D. and Li Ren, Ph.D., who bring over 60 years of collective experience across oncology, neuroscience, immunology and infectious diseases. They were the early members of the Array BioPharma team that has been responsible for discovering numerous life-changing precision medicine therapeutics, including Koselugo (selumetinib), Mektovi (binimetinib), Tukysa (tucatinib) and Retevmo (selpercatinib). Following his initial tenure at Array BioPharma, Dr. Gross led biology efforts at Blueprint Medicines resulting in two development candidates before returning to Array BioPharma to oversee new target identification and validation as well as translational sciences. Dr. Ren’s long tenure at Array BioPharma has resulted in notable achievements, such as co-inventing one approved product, Retevmo (selpercatinib), and discovering product candidate PF-07284890/ARRY-461, a CNS-penetrant BRAF inhibitor.

In addition to Dr. Collins, our development leadership team includes Anne Thomas, Ian Scott, Ph.D., Qi Wang, Ph.D. and Wei Deng, Ph.D. and has over 80 years of collective experience across oncology, neuroscience, and virology. Their individual experience spans clinical development, operations, biostatistics, clinical database management, statistical programming, pharmacology, and chemistry, manufacturing, and control (CMC). Ms. Thomas serves as our VP of Clinical Operations with prior experience in clinical operations, program and study management. Dr. Scott serves as our VP of CMC with prior experience in chemical development and medicinal chemistry. Dr. Wang serves as our VP of Clinical Pharmacology with prior experience in preclinical drug metabolism and PK, bioanalytical development, clinical pharmacology, and PKPD modeling and simulation. Dr. Deng serves as our VP of Biometrics with prior experience in biostatistics, clinical data management and statistical programming.

We believe this cumulative experience will allow us to explore development opportunities across a wide array of kinase targets, and ultimately develop and commercialize products for patients with significant unmet needs.

In addition to our strong leadership team, the expertise and experience of our scientific advisors position us well to realize our mission of helping patients live longer, better lives. The precision oncology experts on our scientific advisory board include the following members:

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Brian Druker, M.D. is the Director of OHSU Knight Cancer Institute and the co-founder of Blueprint Medicines. Dr. Druker revolutionized the treatment of cancer by advocating for and participating in the development of Gleevec (imatinib), a TKI that turned CML, a once-fatal cancer, into a manageable condition.

•

Richard Heyman, Ph.D. is the co-founder and Chairman of ORIC Pharmaceuticals and was the co-founder and Chief Executive Officer at Aragon (acquired by Johnson & Johnson) and Seragon (acquired by Roche). Dr. Heyman has been involved in the discovery and development of multiple therapies approved by the FDA, including the recently approved prostate cancer drug, Erleada (apalutamide).

•

Kevin Koch, Ph.D. is the President and Chief Executive Officer of Edgewise Therapeutics, and was the co-founder and Chief Scientific Officer of Array BioPharma (acquired by Pfizer). He is also a Venture Partner with OrbiMed.

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Lori Kunkel, M.D. was previously the acting Chief Medical Officer at Loxo Oncology (acquired by Eli Lilly and Company). Dr. Kunkel also served as the Chief Medical Officer at Pharmacyclics (acquired by AbbVie) and Proteolix (acquired by Onyx Pharmaceuticals), where she contributed to the global approvals of Imbruvica (ibrutinib) and Kyprolis (carfilzomib), respectively.

We are also supported by a group of well-known and leading scientific investors. Prior to the announcement of this merger and the concurrent financing, we had raised over $140 million of gross proceeds from leading life sciences institutional investors. Our shareholders that currently hold approximately 5% or more of our common stock include OrbiMed, 5AM Ventures, Roche Venture Fund, Surveyor Capital and Cormorant Asset Management. Concurrently with this merger, we intend to raise approximately $164.5 million through a private financing from investors that include healthcare specialist investors as well as large institutional mutual funds.

Our Development Approach

As a chemistry-led, precision oncology company, our primary focus lies in opportunities emerging from validated biology, where we believe we can improve on the standard of care. Specifically, we are focused on developing kinase inhibitors that:

•	enhance efficacy through an improved therapeutic index driven by better selectivity and/or combinability;

•	combat intrinsic and/or acquired resistance;

•	address brain metastases; and

•	improve safety and enhance patient convenience.

At Enliven, we have assembled a team of seasoned drug hunters and are building a focused pipeline of programs. Using our expertise and the foundational principles driving our approach, we believe we are in a unique position to develop therapies to help patients live not only longer, but better through our precision oncology solutions.

Our development approach is rooted in the following principles:

(1)

Application of unique insights to validated biological targets: We utilize our deep understanding of fundamental genetic alterations in oncology and insights from real-world market research to identify and select targets. For example, small molecule inhibitors of BCR-ABL have been shown to block proliferation and induce apoptosis in cell lines driven by the BCR-ABL fusion protein. We also evaluate key characteristics for potential targets including the totality of preclinical and clinical evidence, unmet medical need and potential market opportunity to develop our TPPs. We are currently focusing on the following three target groups:

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Validated oncogenic drivers with proven clinical efficacy, meaning that small molecule inhibitors against a given target with sufficient selectivity have undergone clinical evaluation by third parties and demonstrated objective responses in patients, including areas where existing therapies have clear limitations such as resistance via acquired mutations, metastasis to the brain, poor tolerability, inconveniences such as drug-drug interactions (DDIs), pill burden, and diet restrictions, and overall poor quality of life for patients.

•

Emerging oncogenic drivers where we find promise in a potential target that has been inadequately exploited. An example of this is suboptimal target coverage due to poor tolerability and/or PK. We believe that maximal target inhibition is required for maximal clinical effect. However, drugs often fail to reach sufficient concentrations in the human body because they are poorly absorbed, poorly distributed, rapidly cleared, or cause off-target toxicities at doses lower than those required for maximum efficacy.

•

Clinically validated signaling nodes, which are key downstream effectors of the target driving cancer proliferation including potential targets that are not necessarily specific oncogenic drivers but are clinically validated escape mechanisms for cancer resistance. We believe that addressing these escape mechanisms in combination with the targeting of an oncogenic driver, represents the next key to advance the evolution of cancer treatment modalities. For example, mitogen-activated protein kinase (MEK) has been shown to be a key downstream node or effector of BRAF V600E such that small molecule inhibitors against MEK have shown activity in patients harboring BRAF V600E mutations.

(2)

Differentiated chemistry and compound design: Our chemists have experience designing compounds that selectively inhibit more than 60 kinase targets. From this foundation, our team has built a library of unique, highly ligand efficient scaffolds and integrates multiple technologies to pursue our selected target opportunities. By starting with chemistry we know and have designed a priori to be drug-like, we believe we can move more rapidly into lead optimization of our preclinical asset, which reduces the time required to test our preclinical hypothesis.

Because we focus on a limited number of high potential programs, our research leaders and experienced scientists are involved in the discovery and development of every product candidate. Leveraging our cross functional and highly integrated CRO model, we continually iterate and shift resources to the most promising chemistry designs based on data generated daily from hundreds of available in vitro and in vivo assays. This focus has resulted in a highly efficient discovery process that we believe will be difficult for companies with larger pipelines and broader focus to match.

(3)

Disciplined clinical trial design and regulatory strategy: By employing biomarker guided patient selection strategies, we plan to direct our clinical development efforts toward building a high-quality dataset designed to test our efficacy hypothesis early on in clinical development. In specific development areas, we may also seek to build a clinical dataset to enable future registrational trials in earlier lines of therapy.

Through our company’s focus on defining and establishing TPPs that address emerging unmet needs and potentially overlooked market opportunities, and our team’s experience in designing and developing best-in-class or first-in-class therapeutics, we aim to build a pipeline of high-quality product candidates rather than simply a large number of programs.

Example of our development approach: ELVN-001

Below is how we evaluated and prosecuted on our BCR-ABL program, ELVN-001, which is representative of how we plan to evaluate and prosecute future programs:

(1)	Application of unique insights to validated biological targets

•	BCR-ABL is a validated oncogenic driver with proven clinical efficacy

•	Currently, there are limited viable treatment options that address T315I, a key resistance mutation

•	Safety, tolerability, resistance, and convenience issues have developed in response to the standard of care due to the chronic nature of CML and the fact that some patients require therapy for decades

•	We believe there is potential to enhance efficacy compared to currently available therapies

•	CML represents a large commercial market capable of supporting multiple blockbuster products

(2)	Differentiated chemistry and candidate design

•	Our chemistry team has relevant experience designing unique and highly selective inhibitors of ABL kinase

•	By the fall of 2019, just a few months after founding the company, our chemists designed and screened a small library of compounds against native BCR-ABL and T315I, and identified lead compounds

•

Shortly thereafter, our leads were optimized for potency against T315I while maintaining selectivity, sparing key off-target kinases, such as Src family kinases, kinase insert domain receptor (KDR), c-KIT and platelet-derived growth factor receptor (PDGFR), that limit the effectiveness of current therapies

•

Over the following ~12 months, we designed and synthesized more than 500 compounds, profiled these compounds using dozens of in vitro and/or in vivo assays including head-to-head experiments with all of the approved agents, and ultimately nominated ELVN-001 as our first development product candidate

(3)	Disciplined clinical trial design and regulatory strategy

•	CML represents an attractive indication for a potentially best-in-class therapy

•	We recognized that major molecular response (MMR) at 6 and 12 months is a clinically validated and regulatory acceptable endpoint for 2L+ and 1L respectively

•	Furthermore, MMR has been shown to significantly predict overall survival and represents a highly sensitive marker to quantify treatment differences

•

As such, our strategy is to move as quickly as possible into a pivotal, head-to-head trial, assuming our Phase 1 trial is successful and subject to regulatory input, where we plan to look at safety, tolerability and efficacy based on MMR and/or another BCR-ABL transcript level-based endpoint

Background on Cancer and Targeted Therapies

Background

Cancer is the second-leading cause of death in the United States. The American Cancer Society estimated that there were approximately 1.9 million new cancer cases and more than 600,000 cancer related deaths in the

United States in 2021. Surgery, radiation and drug therapy are used to treat cancer, with patients often receiving a combination of these treatment modalities depending on their specific type of cancer and its stage. While surgery and radiation can be effective in patients with localized disease, drug therapies are often required when the cancer has spread beyond the primary site or is not amenable to resection. Drug therapy is intended to kill or damage malignant cells by interfering with the biological processes that control development, growth and survival of cancer cells. Cancer treatment modalities have evolved over time from the use of non-specific cytotoxic therapies to precision oncology medicines targeting specific molecular pathways or oncogenic drivers. These precision medicines are broadly referred to as targeted therapies.

Current Targeted Therapies

Over the last several years, as genomic sequencing technology has undergone key advances and the genomic profiling of cancer patients has become more commonplace, it has become increasingly clear that cancers originating in various discrete sites throughout the body often share the same distinct mutations within specific genes in a highly recurrent fashion. When evaluated in controlled experimental systems, many of these mutations have been shown to be oncogenic, that is, confer either enhanced or altered activities to the products of these genes that then drive the dysregulated growth and survival of these cancers, a concept referred to as oncogene addiction.

Oncogene addiction has enabled the discovery and development of targeted therapies that then exploit these dependencies. Ultimate validation of this dependency derives from the multiple clinical studies in which cancer patients whose tumors harbor the target oncogene gain substantial clinical benefit from treatments with specific drugs against the oncogene in question. The ability to identify driver genes within a tumor and the successful development of targeted therapies against them has given rise to the current era of precision oncology, where treatment decisions guided by the genomic profile of a patient’s cancer are increasingly becoming the standard of care.

Both preclinical research and clinical data suggest that some tumors are primarily dependent on an aberrantly activated kinase for their unregulated proliferation and survival. Kinases are cellular enzymes that regulate the biological activity of proteins through a process known as phosphorylation and, as a family, represent one of the largest classes of protooncogenes. Accordingly, kinase inhibition has proven a highly effective approach to treating cancer and for nearly two decades has been effectively deployed against an increasing number of oncology indications. Currently approved kinase inhibitors have yielded significant clinical benefit to hundreds of thousands of cancer patients globally. Examples of approved kinase inhibitors are selumetinib, binimetinib, tucatinib and selpercatinib, which are projected to achieve $3.0 billion in collective commercial sales in 2028, and Enliven chemists were the primary or co-inventor of all these drugs at their prior companies. Since the FDA approval of the first targeted kinase inhibitor in 2001, there has been exponential focus on the development of kinase inhibitors for the treatment for cancer. As of October 2022, there were 73 kinase inhibitors approved by the FDA to treat patients with cancer, 40 of which have occurred since 2017. Because of their profound clinical impact, the worldwide sales of small molecule kinase inhibitors in oncology were reported to be $69 billion in 2021 and are estimated to grow to more than $107 billion by 2028. We believe that the success of the currently approved targeted therapies represents a fundamental advancement for the field in which treatment decisions for cancer patients will be based primarily if not exclusively on the genetics of their tumor rather than its tissue of origin.

Despite the advancement of precision medicine in oncology, a significant unmet need remains for the majority of cancer patients for whom no targeted therapies exist or whose cancer has developed resistance to targeted treatments. It is estimated that in 2020, only 14% of all patients with advanced or metastatic cancer are eligible for targeted therapeutics, where a defined genomic driver is matched with a currently approved targeted therapeutic and only 7% of such patients were estimated to benefit from targeted therapy. Additionally, even current treatment options directed at these targets leave many patients underserved, and opportunities exist to deliver better options. Current treatment shortfalls include resistance via mutation(s), metastases to the brain, poor tolerability that limits dose intensity and/or treatment duration, the inability to combine with other therapeutic mechanisms, adverse events that greatly diminish quality of life, and inconveniences such as DDI, pill burden and diet restrictions. These patients are classified as non-responders. Among the responders, the majority, conservatively estimated at 50%, will eventually develop acquired resistance, lose their response to the therapy and relapse despite continued treatment with the targeted therapy. Therefore, it is estimated that only 2% to 3% of current patients with advanced or metastatic cancer will have durable responses to currently available targeted therapeutics.

Over the past 20+ years, the tools at our disposal for identifying the right patients and building the right medicines have undergone a profound evolution. Accordingly, we believe that targeting well- validated cancer targets, not only increases our probability of success, but also offers a significant commercial opportunity. Examination of past commercial successes reveals that most blockbuster drugs address a clinically validated target rather than a novel mechanism of action. In addition, precedent has shown that improvements to efficacy, safety and/or convenience have the ability to drive commercial adoption. Therefore, our team utilizes its vast experience with the goal of discovering and developing differentiated products directed at well-validated cancer targets that have the potential to provide transformational benefit to patients in the context of an evolving cancer treatment paradigm.

Our Programs

Leveraging our team’s experience and utilizing our approach, we aim to develop kinase inhibitor programs that are designed to accomplish one or multiple of the following goals:

•	enhance efficacy through an improved therapeutic index driven by better selectivity and/or combinability;

•	combat intrinsic and/or acquired resistance;

•	address brain metastases; and

•	improve safety and enhance patient convenience.

By focusing on these distinct aspects and selecting validated targets, we aim to build programs with a high probability of success and an efficient path to proof of concept.

Our parallel lead programs are focused on targeting known oncogenic drivers of cancer. Our BCR-ABL program aims to deliver enhanced target inhibition through better selectivity, resulting in better activity and improved long-term tolerability than approved or current investigational agents. Our product candidate, ELVN-001, was also designed to address resistance via the T315I gatekeeper mutation, for which there are limited treatment options. Our HER2 program is focused on developing a potent, selective and irreversible HER2 inhibitor with activity against various HER2 mutations, including E20IMs in NSCLC, for which currently there are no approved TKIs. ELVN-002 is designed to inhibit HER2 and key mutations of HER2, while sparing wild-type EGFR and avoiding EGFR-related toxicities. We believe that if ELVN-002 achieves this profile, it will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases, a key mechanism of resistance to current therapies in patients with NSCLC and other HER2 driven diseases.

BCR-ABL Program: ELVN-001

Overview

ELVN-001 is a small molecule kinase inhibitor for the treatment of CML. ELVN-001 specifically targets the BCR-ABL fusion gene product, the oncogenic driver for patients with CML. ELVN-001 is a potent, highly selective, ATP-competitive inhibitor of the ABL1. ELVN-001 was also designed to have activity against T315I, the most common BCR-ABL mutation. T315I confers resistance to all the approved TKI therapies except asciminib and ponatinib. Asciminib received approval in the United States for patients with T315I at a dose of 200 mg BID, five times higher than its approved 3L dose of 40 mg BID. It has not received approval for patients with T315I ex-US. The 200 mg BID dose resulted in an approximately 30% higher rate of serious adverse reactions compared to the 40 mg BID dose, including enhanced pancreatic toxicity. Ponatinib carries four black box warnings including for fatal cardiovascular and hepatic events. We believe that, given its marked kinome selectivity, attractive drug-like properties, and activity against T315I, ELVN-001 has the potential to represent an improved option for patients with CML across all lines of therapy in the future.

In contrast to the ATP-competitive TKIs approved for the treatment of CML, ELVN-001 is highly selective within the kinome. Importantly, our preclinical studies showed that ELVN-001 did not meaningfully interfere with the activity of particular kinases known to limit the efficacy and tolerability of approved TKIs that suffer from a number of dose-limiting toxicities. We believe that the enhanced selectivity profile of ELVN-001 coupled with its predicted human PK may provide a wide therapeutic index. This in turn may enable greater and more prolonged target engagement as well as improved tolerability for long-term treatment. If we are able to achieve a wider therapeutic index for ELVN-001, we believe ELVN-001 will confer faster and deeper molecular responses than those observed with the approved agents. Deep molecular responses have been shown to significantly predict overall survival and represent a highly sensitive marker to detect treatment differences. Additionally, we have designed ELVN-001 to be a more attractive option for patients who desire more freedom from stringent administration requirements, have co-morbidities, or are on concomitant medications.

ELVN-001 is currently being evaluated in a Phase 1 clinical trial in adults with CML. The Phase 1 trial is a multicenter, open-label, dose-escalation trial in adults with CML with and without T315I mutations who are relapsed, refractory or intolerant to currently available TKIs. The primary objectives of the trial are to assess the safety and tolerability of escalating doses of ELVN-001, with the goal of identifying the recommended dose for expansion. Additional objectives include assessing pharmacokinetics (PK), pharmacodynamics (PD) and preliminary efficacy. In a future expansion portion of the Phase 1 trial, multiple cohorts are planned to further evaluate the safety and efficacy of ELVN-001. We plan to present early clinical data by the end of 2023.

CML Disease Background

CML accounts for approximately 15% to 20% of leukemias in adults. This disease is divided into three stages of progressively advanced disease termed chronic phase (CP), accelerated phase (AP), and blast crisis (BC). Nearly 95% of patients with CML are diagnosed in the CP. In the last decade, the annual incidence of CML has remained steady at approximately two cases per 100,000 adults and was estimated to be 9,000 people in the United States in 2020. In 2018, there were approximately 62,000 patients living with CML in the United States. This population continues to grow, largely driven by improved survival rates attributable to the availability of BCR-ABL targeted therapies. The number of patients living with CML has more than doubled since the introduction of BCR-ABL TKIs. Figure 1 below shows the estimated addressable CML patient population by line of therapy in the United States.

Figure 1. Estimated Addressable Populations in CP-CML Across Lines of Treatment and Mutational Status in the United States

The vast majority of CML cases are driven by a specific translocation event occurring between the BCR gene ABL tyrosine kinase, resulting in the oncogenic fusion gene product, BCR-ABL. As a result of this genetic alteration, the ABL tyrosine kinase activity of this fusion is rendered constitutively activated, which in turn increases the susceptibility of adaptor proteins with Src homology 2 (SH2) domains to bind to the BCR-ABL fusion gene product. These aberrant interactions lead to the dysregulation of key cellular processes. One such example is the resultant BCR-ABL/GRB2 multiprotein signaling complex that recruits Son of Sevenless (SOS) to drive constitutive activation of the pathway downstream of RAS resulting in abnormal cell proliferation, as depicted in Figure 2 below.

Figure 2. BCR-ABL/GRB2 Multiprotein Signaling Complex that Recruits SOS to Cause Constitutive Activation of the Ras Downstream Pathway and Abnormal Cell Proliferation

CRK Like Proto-Oncogene, Adaptor Protein (CRKL), also illustrated above, is an adaptor protein whose phosphorylation status is important in predicting the efficacy of BCR-ABL TKIs. As a substrate of the BCR-ABL fusion protein, it can be used as a viable biomarker of BCR-ABL activity. CRKL’s SH3 domain preferentially binds to proline-rich regions of the ABL tyrosine kinase and is subsequently phosphorylated. CRKL is the major phosphoprotein detected in the blood of patients with CML, suggesting that its association with BCR-ABL plays an important role in the pathogenesis of the disease. Therefore, the clear linkage between CRKL phosphorylation and BCR-ABL signaling has led to its acceptance as a method of assessing BCR-ABL status.

Given that constitutive ABL kinase activity drives hyperactivation of intracellular signaling cascades to induce the uncontrolled cell growth, division and survival associated with oncogenic transformation, inhibiting the kinase activity of BCR-ABL with small molecule TKIs has effectively become the cornerstone of therapy for patients with CML. As depicted in Figure 3 below, the approved ATP-competitive BCR-ABL TKIs (imatinib, bosutinib, nilotinib, dasatinib and ponatinib) work through interacting with the ATP binding site, which in turn inhibits the kinase activity. In contrast, asciminib, a fourth-generation TKI, is designed to allosterically inhibit the inactivated form of BCR-ABL by binding to the myristoyl pocket, which is distal to the active site.

Figure 3. All Approved Small Molecule BCR-ABL TKIs Impede ATP Through Competitive Binding

Current Treatment Landscape in CML

According to the current National Comprehensive Cancer Network (NCCN) guidelines for CML, efficacy for the treatment of CML is determined by BCR-ABL transcript levels easily measured from peripheral blood samples. MMR is defined as a 3-log reduction of BCR-ABL transcript level ≤ 0.1%. MMR is a highly sensitive marker of response and is used by clinicians and regulatory agencies to assess patient benefit as well as guide treatment decisions. In addition, deep molecular response (DMR, or MR4.5) in patients with CML is a prerequisite for possible treatment discontinuation. MR4.5 is defined as a greater than 4.5-log reduction of BCR-ABL transcript level as compared to baseline. The evolution of the CML treatment paradigm has been driven by improved efficacy as primarily demonstrated through improvements in MMR. Imatinib, a first-generation small molecule BCR-ABL TKI, was approved for treatment of CML in 2001. Since imatinib’s approval, and with the introduction of several additional BCR-ABL TKIs, the 10-year survival rate improved from less than 20% to greater than 80%. Because second generation TKIs (dasatinib, nilotinib, and bosutinib) elicit quicker molecular responses and higher rates of MMR and MR4.5, updates to the NCCN guidelines include recommendations for deeper responses to 1L therapy in some patients. As a result, physicians now report that up to 50% of treatment-naïve patients start 1L therapy on a second generation TKI. Over the past 20 years, the treatment and market dynamics in CML have evolved considerably. Due to the success and availability of multiple TKIs, patients diagnosed with CML today have a significantly prolonged life expectancy. For many patients, however, this will require many years, if not decades, of therapy. As depicted in Figure 4 below, the CML treatment dynamics and market insights lend an increased focus on better early efficacy and long-term tolerability.

Figure 4. CML Treatment Paradigm in the United States and Our Market Insights

*Asciminib high dose T315I mutant MMR is based on ponatinib-naïve data (n=21).

2nd Gen TKIs are Nilotinib, Dasatinib, Bosutinib.

MMR means Major Molecular Response at ~12 months.

Despite many significant advances in the treatment of CML, drug intolerance and resistance result in the loss of molecular response and disease progression for many patients. The availability of multiple treatment options has also likely driven an increase in switching rates. Approximately 20% of patients switch therapy within the first year and up to 40% switch in the first five years. As shown in Figure 5 below, the majority of treatment switches occur early in the patient’s treatment course due to intolerance, or lack and/or loss of molecular response. As a result, we estimate that approximately 50% of patients with CML in the United States (approximately 30,000 patients) have discontinued at least one TKI. In the 2L setting, switching occurs even more rapidly. Approximately 50% of 2L patients switch after two to three years as treatment durability wanes and TKI tolerability issues persist.

Figure 5. Rationale for Treatment Switching

As Figure 6 below illustrates, many patients with CML require many years, even decades, of continuous TKI therapy. Today, 20 years after the introduction of imatinib, CML patient outcomes reflect what the disease has become: a long-term condition.

Figure 6. Treatment Duration for Standard of Care by Line of Therapy

Figure 7 below shows that greater than 75% of CML patients achieve normal survival outcomes compared to the general population. However, roughly 70% of these patients require continuous TKI therapy in order to achieve this outcome and an additional 10% achieve near normal survival with continuous TKI therapy. Up to 15% of patients with CML relapse due to acquired TKI resistance.

Figure 7. Current Outcomes in CML

*	Develop BCR-ABL Mutations
**	Develop other molecular abnormalities

The predominant on-target BCR-ABL resistance mutation derives from a point mutation that introduces an isoleucine residue for a threonine at position 315 within the ABL kinase domain (T315I). T315I is also known as the “gatekeeper” mutation, and exists in up to 25% of TKI-resistant patients. For patients who harbor T315I, ponatinib and asciminib are the only approved therapies. Ponatinib, due to its off-target kinase activity, is poorly tolerated and often requires dose reductions that limit its efficacy, particularly in the context of patients with T315I. So far, asciminib is only approved for patients with T315I in the United States and at a dose of 200 mg BID, five times higher than its approved 3L dose of 40 mg BID. The 200 mg BID dose resulted in an approximately 30% higher rate of serious adverse reactions compared to the 40 mg BID dose, including enhanced pancreatic toxicity.

Asciminib, a fourth-generation agent, has demonstrated potential advantages over first-, second- and third-generation BCR-ABL TKIs in clinical trials. Currently marketed by Novartis, it is an allosteric inhibitor of BCR-ABL that specifically targets the ABL myristoyl pocket. Unlike the first-, second- and third-generation TKIs, which are active site inhibitors, asciminib represents an unfamiliar mechanism of action for physicians and its long-term tolerability, safety and resistance profile is not yet fully defined. As noted in the product labeling, drug-drug interactions, and fasting requirements two hours before and one hour after each dose may present additional challenges in the context of a chronic disease. Furthermore, in clinical trials with a median treatment duration of less than 15 months, multiple resistance mutations to asciminib were observed, including M244V, E355G, F359V and T315I in the ATP binding site, and A337T and P465S in the myristoyl binding pocket. In addition, there were more arterial occlusive events (AOEs) with asciminib compared to bosutinib in the head-to-head pivotal study. AOEs are serious adverse events that require close monitoring and management. Lastly, in its 3L+ pivotal study, approximately 30% of patients discontinued due to lack of efficacy by 48 weeks and approximately 50% of patients discontinued asciminib by 96 weeks, but only 1.2% due to progressive disease or death. Hence the majority of patients switch off asciminib due to lack of efficacy or adverse events and likely seek other treatment options. We believe asciminib’s development progress to date, including Novartis’ move directly from a pivotal 3L+ trial, in which it demonstrated a superior rate of MMR at 6 months compared to bosutinib, to a 1L pivotal trial prior to its first FDA approval, highlights the heightened need for better agents in all lines of therapy for CML.

Challenges with the Current Treatment Landscape

The approval of BCR-ABL TKIs has improved the life expectancy of patients with CML. Now patients can expect to live on therapy for decades and CML has effectively become a chronic disease rather than a fatal one. However, reports have suggested the use of existing TKIs has increased incidence both of other cancers and of cardiovascular morbidities resulting in a negative impact on survival gains. As patient survival outcomes have improved, additional tolerability, safety, resistance and patient convenience concerns have become more prominent.

In many ways, the CML market can be compared to the HIV market and other now-chronic disease markets. The success of antiretroviral therapy for HIV has led to dramatic improvements in survival. Today, nearly 50% of patients living with HIV are over the age of 50, whereas 10% of patients were over the age of 50 in the 1980s. As a result, treatment goals evolved from extending survival to improvements in tolerability and convenience. This had led to the development and commercial success of single-tablet regimens, fixed dose combinations, and other improved treatment efficiencies. CML is moving in a similar direction.

In a global survey with over 150 hematologists and oncologists, the majority (77%) indicated the need for more effective, safe, and tolerable agents in CML. As patients continue to live longer and treatment goals evolve, key limitations of the current therapies will have to be overcome. We summarize these limitations below:

•

Lack of selectivity results in tolerability issues for patients: All of the ATP-competitive BCR-ABL inhibitors target additional tyrosine kinases, which can lead to debilitating side effects. Specifically, many of the approved inhibitors also potently inhibit VEGFRs, PDGFRs, c-KIT and/or the Src family kinases, which can cause dose-limiting side effects in patients. Due to this lack of selectivity, dose modifications and discontinuation are required during treatment to address these side effects, which in turn results in suboptimal clinical benefit or loss of response. Intolerance to BCR-ABL inhibitors represents a major clinical challenge. More than 50% of patients with CML require dose modification due to adverse events and nearly 60% of the patients who dose modify, do so within the first six months of treatment. These drug-related side effects can appear early during treatment and, while manageable in the short term, toxicities and tolerability issues often persist. These issues can significantly impact the patient’s quality of life and result in decreased compliance and loss of response. Approximately 20% of patients switch treatment within the first year and up to 40% discontinue treatment within the first five years.

•

Inability to effectively address key drug resistance mutations: While the advent of targeted therapies for CML represents a marked advance for the field, the emergence of on-target resistance mutations remains a key challenge for a significant subset of patients. In particular, the most common acquired resistance mutation, T315I, confers broad resistance to the majority of approved therapies. Currently, only ponatinib has been approved globally to treat patients harboring T315I. Unfortunately, ponatinib is one of the least selective of all the currently approved agents, resulting in significant safety and tolerability issues. Ponatinib is associated with many treatment-related adverse events necessitating four black box warnings (arterial occlusion, venous thromboembolism, heart failure and liver toxicity), thereby precluding many patients from taking full advantage of this treatment option.

•

DDIs and administration requirements result in safety concerns and inconvenience: CML has effectively become a chronic condition requiring long-term disease management, with the average life expectancy from the median time of diagnosis projected to be greater than 20 years. As patients may require therapy over multiple decades, management of co-morbidities is a major consideration given the safety profiles of TKIs currently in use. More than 50% of patients with CML have at least one co-morbidity at diagnosis, the most common being hypertension or cardiovascular disease. Therefore, as an example, nilotinib, which has a significant long-term effect on hyperglycemia and glycated hemoglobin (HbA1c), is contraindicated for patients with cardiovascular and/or metabolic co-morbidities. In addition to co-morbidities, all approved TKIs introduce the risk of DDIs with moderate or strong CYP inhibitors or inducers, a feature of numerous approved agents for the treatment of a variety of common indications, including hypertension. On average, patients with CML are on five concomitant medications in addition to their TKI. DDIs have been reported in approximately of 60% of patients with CML, most commonly with proton pump inhibitors (PPIs), statins, and selective serotonin reuptake inhibitors (SSRIs). Lastly, specific administration requirements present a long-term challenge to treatment adherence. For example, asciminib and nilotinib must be taken on an empty stomach, requiring patients to avoid food at least two hours before the dose is taken and at least one hour after the dose is consumed. DDIs and inconvenient administration requirements combined with the potentially chronic nature of CML results in a significant issue for many patients.

•

Insufficient depth of response: In recent years, treatment-free remission (TFR) has become an emerging goal of therapy. TFR is achieved when a patient who has discontinued TKI therapy maintains MR4.5 and does not need to restart treatment. To be eligible, patients need to achieve and maintain MR4.5 for at least two years before attempting TFR. The currently approved agents suffer from off-target liabilities associated with treatment-related adverse events and poor tolerability, thereby limiting their therapeutic index and efficacy potential for most patients. In the newly diagnosed CML setting, physicians and patients are looking for treatment options that improve the speed and likelihood of achieving MR4.5 with the ultimate goal of TFR. Fewer than 10% of patients successfully achieve sustained TFR.

Although the current TKIs available for patients with CML have improved overall survival, each suffers from multiple issues. As described in Figure 8 below, all of the active site TKIs have off-target activity that results in treatment related adverse events with high occurrence. For example, Gleevac (imatinib), which is believed to be the most well-tolerated of all the approved BCR-ABL TKIs, is a potent inhibitor of c-KIT which contributes to myelosuppression, 10% to 30% Grade 3/4, as well as PDGFRα,ß and CSF-1R which may contribute to 20% of patients experiencing edema. Sprycel (dasatinib) is a potent inhibitor of Src family kinases, PDGFRα,ß and c-Kit, and carries an increased risk of pulmonary arterial hypertension, pleural and/or pericardial effusions in up to 30% of patients, and myelosuppression. Tasigna (nilotinib) is a potent inhibitor of c-KIT, PDGFR, and CSF-1R. It also induces clinically relevant pathological increases in total cholesterol, low-density lipoprotein (LDL) cholesterol and HbA1c in many patients. In addition, it carries black box warnings for QT prolongation and sudden death due to hERG channel blockade. Bosulif (bosutinib) is a potent Src family kinase inhibitor. It has poor gastrointestinal (GI) tolerability, causing diarrhea in roughly 80% of patients, and is also associated with hepatotoxicity in 20% of patients. Despite the suboptimal safety and tolerability profiles for the approved active site TKIs, each of these products had sales of approximately $500 million in 2021, with multiple products earning over $2 billion. This not only demonstrates the significant size of the market, but also the nuanced treatment dynamics stemming from the issues associated with all of the approved therapies and the long treatment duration in CML.

Figure 8. Summary of Approved 1st, 2nd and 3rd Generation TKIs Available for Patients with CML

*	Based on Ponatinib’s 1L CML study (Jain P et al., Lancet Haematol 2015.) which was discontinued. Ponatinib is not approved in 1L CML.
**	2021 FY Sales (USD) are approximate figures.
***

The “BCR-ABL Coverage” column refers to BCR-ABL coverage at median trough plasma concentrations at the approved dose of the respective TKI. See Figure 14 and the accompanying text for further information regarding BCR-ABL coverage of the various TKIs.

Our Solution—ELVN-001

When establishing our TPP as part of our development approach, we recognized the above issues with the current treatment landscape in CML and we designed ELVN-001 to specifically address each issue:

Improved Kinome Selectivity and Differentiated PK Will Drive a Wider Therapeutic Index

We designed ELVN-001 leveraging a novel chemical scaffold enabling it to both potently and selectively inhibit the active conformation of BCR-ABL as well as the T315I mutation. ELVN-001 is a comparatively small TKI, and structurally distinct from the approved BCR-ABL inhibitors. Importantly, ELVN-001 is highly selective for BCR-ABL and has low in vitro potency against c-KIT, KDR (VEGFR2), PDGFRα/ß and Src family kinases. This selectivity is designed to address the dose-limiting toxicities observed with prior generation BCR-ABL TKIs. In addition, ELVN-001 is markedly selective versus the broader kinome.

Furthermore, in oral PK studies in higher species, ELVN-001 had a low peak-to-trough ratio, a result of low plasma clearance and a moderate volume of distribution. ELVN-001’s kinase selectivity profile coupled with excellent higher species PK resulted good tolerability and a wide safety margin in non-human primates (NHPs). In a 28-day Good Lab Practice (GLP) toxicology study in NHPs, ELVN-001 was well-tolerated at doses that yielded steady-state free drug concentrations above that required for activity in our preclinical mouse models. For BCR-ABL TKIs, NHPs have served as a high-bar surrogate for overall tolerability in humans. For example, according to regulatory filings, the approved ATP-competitive TKIs that have been evaluated in NHPs (nilotinib, dasatinib, and ponatinib) achieve similar or lower exposures (area under the curve, or AUC) and lower trough concentrations (Cmin) at their maximum tolerated dose (MTD), compared to the corresponding exposure and Cmin in humans at their approved doses. In contrast, ELVN-001 achieved a steady-state Cmin well in excess of our target in humans at well-tolerated doses in NHPs. Therefore, we believe ELVN-001 will potentially have a wider therapeutic index compared to currently approved TKIs.

Activity Against the T315I Acquired Resistance Mutation

ELVN-001 has also been designed to address the T315I mutation while preserving high potency against the native BCR-ABL isoform. Specifically, ELVN-001 exhibited low nanomolar activity against both native BCR-ABL and the T315I mutation in cell-based assays. ELVN-001 also exhibited robust tumor growth inhibition in a mouse xenograft model derived from this same T315I-dependent cancer cell line at free drug exposures that are well-tolerated in NHPs. Based upon these data and given its enhanced kinome selectivity, we believe that ELVN-001 has the potential to be an improved option for patients with CML harboring the T315I mutation.

Reduced Risk of DDIs Potentially Enables Safer and More Flexible Use for Patients

Our team designed ELVN-001 to be tolerable and allow for flexible use, appropriate for a chronic disease setting. Based on high human in vitro metabolic stability and low clearance in preclinical PK studies conducted in higher species (dog and NHP), our PK modeling predicts a low-to-moderate dose in humans. Furthermore, in profiling across six major human cytochrome P450 (CYP) isoforms, which represent a major mechanism in phase I metabolism, ELVN-001 was not a potent direct reversible inhibitor, nor was there evidence of significant time dependent inhibition of these CYP isoforms.

ELVN-001 is also not a potent inhibitor of a major uridine diphosphate glucuronosyltransferase, UGT1A1, which plays a key role in phase II metabolism. Therefore, we believe it is unlikely ELVN-001 will be a perpetrator of CYP or UGT1A1 DDIs. Additionally, due to the extremely low turnover in human hepatocytes and ten major human CYP isoforms as well as minor contributions of CYP-mediated metabolites to the metabolic profile in human hepatocytes, we believe that ELVN-001 will not be a significant victim to CYP or UGT-mediated DDIs from commonly co-dosed medications. As a result, ELVN-001 may represent a more attractive option for patients who desire more freedom from stringent administration requirements, have co-morbidity conditions including, hypertension and other cardiovascular disorders, or are on concomitant medications such as diltiazem or verapamil.

Our Goal is to Drive Deeper Responses Faster and Enable More Patients to Achieve Treatment- Free Remission

ELVN-001 was designed with the aim of conferring the maximal efficacy that can be achieved in patients with CML through BCR-ABL inhibition. Numerous publications that established a clear relationship between MMR and Cmin plasma concentrations of approved BCR-ABL TKIs. In reviewing the available clinical data, we have also observed a trend toward improved efficacy (MMR and MR4.5) with enhanced BCR-ABL coverage at Cmin when comparing imatinib, bosutinib, nilotinib, and ponatinib. Strikingly, in a 1L clinical trial, more than 50% of patients treated with ponatinib achieved MR4.5 by 12 months. This is approximately 5x, 10x, and 18x better than that reported for nilotinib, dasatinib, and imatinib respectively. Unfortunately, ponatinib suffers from both safety and tolerability issues, necessitating black box warnings for potentially fatal events, that preclude its use in the 1L setting and limit its effectiveness in later lines of therapy. In NHP tolerability studies, ELVN-001 achieved a significantly higher Cmin relative to its cellular pharmacodynamic potency (phosphorylated CRKL or pCRKL IC50) compared to ponatinib and nilotinib. Ultimately, we believe that ELVN-001’s favorable safety profile observed in our preclinical studies will enable rapid and deep molecular responses in patients with CML, including those harboring the T315I mutation, and may help more patients become eligible for TFR.

Summary of Our Preclinical Results

In Vitro Potency and Selectivity of EVLN-001

In biochemical assays, we observed that ELVN-001 was a potent inhibitor of the ABL kinase. This activity against ABL translated into robust pharmacodynamic pCRKL and anti-proliferative effects in cell lines harboring native BCR-ABL, such as K562 and KCL-22, with IC50 values for ELVN-001 ranging from 19 to 112 nM in human serum. By contrast, ELVN-001 was markedly less active at inhibiting the growth of the non-BCR-ABL hematopoietic cancer cell line HL-60 with a IC50 value of 3,550 nM, demonstrating ELVN-001’s robust ability to selectively kill Philadelphia chromosome-positive (Ph+) cell lines and to spare those cells that are not dependent upon the fusion kinase. In addition to the in vitro biological data described above, Figure 9 below, shows the drug-like properties of ELVN-001. For example, ELVN-001 was completely stable with zero turnover when incubated for 120 minutes in human hepatocytes. In head-to-head comparisons with ponatinib, nilotinib and asciminib, ELVN-001 was significantly less protein bound in human plasma, which confers its exceptional potency in human serum and likely contributes to its improved metabolic stability. Unlike nilotinib, which has been reported to be a potent reversible and time-dependent inhibitor of several human CYP isoforms, ELVN-001 was observed to be neither a direct reversible nor a time-dependent inhibitor of six major human CYP isoforms, and we believe it is therefore less likely to perpetrate DDIs in patients on co-medications. Furthermore, ELVN-001 did not meaningfully inhibit the human Kv11.1 protein (hERG), an ion channel that has been linked to QT prolongation and cardiac arrest in humans. In contrast, nilotinib has been reported to be a low nanomolar inhibitor of hERG and has a black box warning for QT prolongation in humans. Finally, ELVN-001 is not a substrate for the breast cancer resistance protein (BCRP), an efflux substrate that has been reported to play a role in off-target, non-BCR-ABL mediated, resistance to CML therapies, including asciminib.

Figure 9. ELVN-001 Has a Unique and Attractive Profile for BCR-ABL, Including T315I, Driven CML

IC values represent an average derived from multiple runs with a minimum of two independent experiments. Ponatinib and nilotinib hERG data was obtained from their NDAs. Asciminib hepatocyte data was obtained from a Novartis peer-reviewed publication.

For purposes of conducting our head-to-head studies, including the above, we purchase comparator compounds from a third-party vendor and characterize them in-house. For the study depicted in Figure 9, we selected ponatinib, a third generation TKI, as a comparator as it was the only TKI approved globally for use in patients harboring the T315I mutation. With approximately $2 billion in sales in 2021, nilotinib was selected as a representative second generation TKI as it is widely used in 1L and 2L CML, and has the highest reported DMR rate, MR4.5, in the 1L setting of all the approved TKIs. Finally, asciminib was selected due to its recent accelerated approval in 3L+ CP-CML.

A key potential advantage of ELVN-001 is its kinase selectivity. As measured in both biochemical and cell-based assays, ELVN-001 was highly selective versus key off-target kinases associated with the approved ATP-Competitive BCR-ABL inhibitors, particularly c-KIT, FMS-like tyrosine kinase (FLT3wt), PDGFRα/ß, VEGFR2, and Src family kinases. The activity as measured by cellular phosphorylation IC50 for these off-target kinases compared to several approved TKIs is depicted in Figure 10 below.

Figure 10. ELVN-001 is Inactive Versus Key Problematic Off-Target Kinases

In vitro cellular phosphorylation assays were run head-to-head (in duplicate).

In addition, ELVN-001 was observed to be markedly selective versus the broader kinome. ELVN-001 was profiled in a panel of 370 protein and lipid kinases at an ATP concentration of 100 µM and showed inhibition of only eight of these kinases greater than 50% at a concentration of 1 M, which was 1,000 times its IC50 for ABL1 in this assay. Follow-on IC50 determinations of ELVN-001 against these eight putative off-target kinases revealed that only two were inhibited less than 100 times relative to its ABL1 activity as depicted in Figure 11 below.

Figure 11. ELVN-001 Demonstrated Selective Inhibition of ABL-1 in In Vitro Biochemical Kinome Profiling

The in vitro biochemical kinase assays were run once (full panel at a fixed concentration in duplicate, IC values in duplicate).

In addition to targeting native BCR-ABL, ELVN-001 was designed to address the most common resistance mutation, T315I. Figure 12 below summarizes head-to-head cell proliferation data generated for ELVN-001 and all the approved TKIs. These assays were run in the presence of human serum in order to take into account human plasma protein binding and therefore provide a more clinically relevant context. ELVN-001 was potent in both native BCR-ABL driven cancer cell lines, K562 and KCL-22. Additionally, in nilotinib-resistant KCL-22T315I cells, ELVN-001 largely retained its anti-proliferative activity relative to the native BCR-ABL parental cell line with only seven times loss in potency, which compared favorably to the 14 times and more than 100 times loss in potency observed for ponatinib and asciminib respectively. Not surprisingly, all the other approved TKIs were essentially inactive against the T315I mutation.

Figure 12. Cell-based Activity in Wild-type BCR-ABL and T315I Models

IC values represent an average derived from multiple runs (minimum of two independent experiments).

PK and In Vivo Activity

ELVN-001 exhibited low metabolic turnover and high stability in rat, dog, NHP, and human hepatocytes, and low stability in mouse hepatocytes. The same trend in clearance was observed in vivo in preclinical species. Importantly, ELVN-001 had low IV clearance, measured at less than 4 mL/ min/kg, and high oral bioavailability, measured at greater than 80% and 73%, in dog and NHP, respectively when dosed as a crystalline suspension. At 1 µM, the un-bound fraction of ELVN-001 in serum is 45%, 38%, 39%, 41%, and 15% for human, rat, dog, NHP, and mouse respectively.

Based upon the mouse ADME and PK data, ELVN-001 was predicted to engage and significantly inhibit BCR-ABL for approximately 8 hours in mice at oral doses equal to or greater than 50 mg/kg. Accordingly, ELVN-001 was evaluated for anti-tumor activity in a human model of Ph+ CML in mice. As shown in Figure 13 below, in a K562 subcutaneous tumor xenograft model, ELVN-001 yielded over 80% tumor growth inhibition at a dose of 50 mg/kg once daily (QD) and elicited overt tumor regression when dosed at 50 mg/kg twice daily (BID) compared to clinically-relevant doses for nilotinib or asciminib. The mouse doses for nilotinib and asciminib were selected to approximate the steady-state human AUC at their FDA-approved dose level based on mouse PK using the doses and oral formulations evaluated in our xenograft studies. To confirm the activity exposure relationship related to higher clearance in a mouse, we co-dosed ABT, a CYP inhibitor that increased the exposure of ELVN-001 in mouse PK studies, with a low dose of ELVN-001 (10 mg/kg QD). As expected, the resulting higher exposures of ELVN-001 at the lower dose, induced tumor regressions in the K562 xenograft model. All doses of ELVN-001 evaluated in this study were well-tolerated.

ELVN-001 was also evaluated in native BCR-ABL KCL-22 and KCL-22T315I subcutaneous tumor xenograft models. At a dose of 50 mg/kg BID, ELVN-001 elicited tumor regression in the native BCR-ABL KCL-22 model and exceeded the tumor growth inhibition attained by asciminib at a clinically relevant dose, based on exposure, for the T315I patient population in the KCL-22T315I model. We also evaluated ELVN-001 at 1 mg/kg BID co-dosed with ABT in order to better mimic the predicted human PK profile. This treatment dose, which afforded free drug exposures (AUC) greater than five times lower than the exposure measured for ELVN-001 at its non-adverse event level (NOAEL) dose in NHPs, performed similar to the 50 mg/kg BID treatment arm in both models. All doses of ELVN-001 evaluated in this study were well-tolerated. Nilotinib was also evaluated in these models. In the native BCR-ABL KCL-22 model, treatment with nilotinib at 7.5 mg/kg QD, its human exposure-matched dose, resulted in modest tumor growth inhibition, similar to its performance in the K562 model. In the KCL-22T315I model, at 20 mg/kg QD, a dose that yielded over three times the concentrations it achieves in humans at its approved dose, nilotinib demonstrated no anti-tumor response compared to the vehicle control.

Figure 13. Anti-Tumor Activity in the K562 Human Tumor Mouse Xenograft Model

Days on X-axis indicates days post tumor inoculation with treatment starting on day four. Mice were treated for 21 days, eight mice per group.

For the in vivo activity studies shown in Figure 13 and described above, nilotinib was selected as a representative second-generation TKI, based on our ability to adequately model its clinically relevant exposure in mice. Asciminib was selected due to its recent FDA approval and promising 3L+ CML clinical data in both native BCR-ABL patients and, at a higher dose, T315I patients. Due to ponatinib’s safety profile, which includes four black box warnings, and potent VEGFR activity, we did not show it as a comparator in these xenograft models.

Therapeutic Index and Safety Margin in NHPs

In a 28-day repeat dose GLP toxicology study in NHPs, ELVN-001 was well-tolerated at up to 5 mg/kg QD, its NOAEL. The free drug exposures attained at steady-state in this study not only met but exceeded those required for robust activity in our mouse xenograft tumor growth inhibition studies for both native BCR-ABL and T315I models. Importantly, given the similarity of the PK profile we expect to achieve in humans and NHPs, the Cmin levels achieved at 5 mg/kg in our GLP NHP toxicology study suggest that ELVN-001 will be able to attain Cmin levels in humans well above that required for robust clinical activity based on its cellular pharmacodynamic activity (pCRKL IC50) at well-tolerated doses. As shown in Figure 14 below, at their approved clinical doses, imatinib, bosutinib, nilotinib, and ponatinib all demonstrate a strong correlation between 1L efficacy (MMR) and their target coverage as defined by their median plasma concentration at Cmin divided by their cellular pharmacodynamic activity (pCRKL IC50) in human serum. Dasatinib was excluded due to its short half-life (3 to 5 hours) in humans. However, early clinical responses correlated with dasatinib concentrations above its pCRKL IC50 for more than 13 hours. A similar correlation exists comparing the potency normalized total exposures (AUCs) of the agents at their approved doses and 1L efficacy.

Figure 14. Correlation of BCR-ABL Coverage (Cmin/pCRKL IC50) and Front Line Major Molecular Response

Human Cmin data were obtained from either regulatory documents or peer-reviewed scientific papers, and MMRs are representative of those reported for the corresponding agents in clinical trials. pCRKL IC values represent an average derived from multiple runs (minimum of 2 experiments).

ELVN-001’s tolerability in NHPs is especially encouraging given that nilotinib, dasatinib and ponatinib are not as well-tolerated in NHPs as they are in humans. As depicted in Figure 15 below, ponatinib and nilotinib attain a lower Cmin at their NHP MTD than they do in humans at approved clinical doses. Additionally, according to regulatory filings, dasatinib was not dosed every day in NHP studies due to poor tolerability. We believe our improved tolerability profile in NHPs relative to our steady-state Cmin target coverage (Cmin/pCRKL IC50) strongly supports the potential for a dramatically improved therapeutic index in humans.

Figure 15. Therapeutic Index Measured by BCR-ABL Coverage at Cmin in Humans and NHPs

Human Cmin data were obtained from either regulatory filings or peer-reviewed scientific papers. We estimated the NHP Cmin for ponatinib and nilotinib based on PK data reported in their respective NDAs. ELVN-001’s reported NHP Cmin is an average from plasma samples collected from five animals on day 28 of a 28-day exploratory tolerability study at ELVN-001’s NOAEL dose of 5 mg/kg QD. pCRKL IC50 values represent an average derived from multiple runs (minimum of two experiments).

We believe ELVN-001’s profile will allow for consistent and robust target coverage in humans at well-tolerated doses. Ultimately, we believe that if ELVN-001’s favorable safety margin observed in our preclinical studies translates to humans, it will enable rapid and deep molecular responses in patients with BCR-ABL driven CML, including T315I, and may help more patients become eligible for TFR. Finally, based on our preclinical translational modeling, we believe ELVN-001 will exhibit clinical activity in humans at a low-to-moderate dose.

The purpose of the preclinical studies was to evaluate ELVN-001 for potency, kinome selectivity, tolerability and tumor growth inhibition. Given the preclinical and exploratory nature of the studies, the studies did not have formally defined primary or secondary endpoints and were not designed for statistical significance.

We will need to achieve statistical significance on our prescribed endpoints in any future Phase 3 clinical trials in order to obtain regulatory approval. The FDA and other regulators utilize statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value. The smaller the p-value, the more likely the differences are not due to chance alone. For example, a p-value of 0.001 means that there is a 0.1% probability that the difference between the control group and the treatment group is purely due to chance. A p-value of less than or equal to 0.05 is a commonly used threshold for identifying statistically significant outcomes.

Clinical Development Plan

We recently initiated our Phase 1 trial for ELVN-001 in adult patients with CML. Our Phase 1 clinical trial is designed to characterize the safety, tolerability, PK properties, and preliminary efficacy in a population of patients with CML with and without the T315I mutation. Assuming the results of the proposed Phase 1 are supportive and subject to feedback from regulatory authorities, subsequent trials would include a randomized pivotal trial(s) in patients with CML. Should efficacy and safety data also support potential benefit in patients with T315I, we would discuss with FDA the optimal path forward for this patient population with limited options.

Our planned Phase 1 trial is designed to occur in two stages:

•

Part 1: Dose Escalation / Exploration: Patients with CP-CML with and without T315I will be sequentially enrolled in various dose level cohorts to receive oral ELVN-001 as a single agent. Upon clinical activity, we may consider expanding a cohort to confirm activity prior to selecting our recommended dose(s) for expansion.

•	Part 2: Dose Expansions: Patients with native BCR-ABL and T315I will be enrolled into various dose expansion cohorts. We plan to explore the activity of ELVN-001 in patients with and without T315I.

The objective of the trial is to (1) assess the safety and tolerability of ELVN-001 when administered to patients with CML, (2) understand the relationship between dose and schedule of drug with PK and anti-tumor activity, and (3) determine a recommended dose for expansion in patients with CML with and without T315I. Our key efficacy measure will be the reduction of BCR-ABL transcripts in peripheral blood.

If our Phase 1 clinical data demonstrates an acceptable safety and tolerability profile and a strong positive efficacy signal, we would then engage with the FDA and other regulatory agencies to plan one or more registration-enabling trials in earlier lines of therapy in the United States and other geographies. Where possible, we plan to explore applicable regulatory strategies pursued by other targeted therapy companies, for example Orphan Drug Designation, Breakthrough Therapy and Fast Track designation, Priority Review and/or Accelerated Approval.

HER2 Program

Overview

ELVN-002, is a potent, selective and irreversible HER2 inhibitor with activity against various HER2 mutations, including Exon 20 insertion mutations (E20IMs) in non-small cell lung cancer (NSCLC), for which there are currently no approved small molecule inhibitors. ELVN-002 is designed to inhibit HER2 and key mutations of HER2, while sparing wild-type EGFR and avoiding EGFR-related toxicities. We believe that if ELVN-002 achieves this profile, it will be able to achieve an improved therapeutic index compared to current approved and investigational TKIs as well as provide a meaningful therapeutic option to patients with brain metastases, a key mechanism of resistance to current therapies in patients with NSCLC and other HER2 driven diseases. While the initial focus for this program is for HER2 mutant NSCLC, we intend to seek to expand the opportunity to patients with other HER2 mutations as well as HER2 amplified or overexpressing tumors including breast, colorectal, and gastric cancers.

Due to significant structural homology between EGFR and HER2, most investigational agents targeting HER2 mutations are dual EGFR and HER2 inhibitors and are dose-limited by EGFR-related toxicities. This has contributed to limited efficacy for patients with HER2 mutations, particularly in NSCLC. In contrast, ELVN-002 was greater than 100 times more selective for HER2 relative to EGFR in preclinical studies. Tucatinib, a reversible small molecule inhibitor, represents the only approved selective HER2 orally active drug. However, it lacks sufficient potency against key mutations, including HER2 YVMA, which represents roughly 70% of all E20IMs in lung cancer, and L755, the most common HER2 breast cancer mutation. E20IMs, including HER2 YVMA, are mutations that remain largely unaddressed by current TKIs. ELVN-002 has demonstrated improved potency compared to tucatinib against HER2 YVMA and several other clinically relevant HER2 mutations in our preclinical studies. Moreover, ELVN-002 demonstrated superior preclinical activity in HER2-amplified subcutaneous and intracranial models, and an improved safety margin in non-human primates compared to tucatinib. Hence, we believe ELVN-002 may offer an effective approach to addressing and preventing CNS metastases compared to existing approved therapies.

We filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022, and, subject to IND clearance, we plan to initiate a Phase 1 clinical trial thereafter. Our initial focus for this program is for patients with HER2 mutant NSCLC, for which there are no FDA-approved TKIs. However, we will also seek to expand the opportunity to patients with other HER2 mutations as well as HER2 amplified or overexpressing tumors including breast, colorectal, and gastric cancers.

Disease Background

HER2, also known as ERBB2, is a member of the ERBB receptor tyrosine kinase family. The ERBB family consists of three other receptors: ERBB1, also known as EGFR, ERBB3 and ERBB4. In particular, as seen in Figure 16 below, ERBB1 and ERBB2 have a high degree of structural homology, particularly within the tyrosine kinase domain. Notably, there is only one amino acid difference between the active sites of these kinases, making it difficult to design selective inhibitors.

Figure 16. ERBB1 and ERBB2 Are Associated with a High Degree of Structural Homology, Specifically in the Tyrosine Kinase Domain

ERBB2 is characterized by a heterogeneous set of mutations. Certain of these, such as E20IMs in the kinase domain, are less sensitive to prior generation TKIs. Numbers 53 through 1,255 represent amino acid position within ERBB2 protein.

Although there are no known ligands that bind to monomeric HER2, it dimerizes with other ERBB receptors, particularly ERBB3, to regulate downstream signaling cascades including, but not limited to, the mitogen-activated protein kinase (MEK) and phosphoinositide 3-kinase pathways, that promote cell proliferation and survival. Aberrant overexpression of HER2 or certain genetic alterations, including small in-frame insertions in Exon-20 or specific point mutations, are known to confer elevated or constitutive tyrosine kinase activation to the receptor. Accordingly, the overexpression or mutation of HER2 is highly associated with aggressive forms of solid cancers, including BRC, NSCLC, CRC and several others. As shown in Figure 17 below, a significant proportion of patients within each cancer type exhibit HER2 mutations. HER2 amplification or overexpression is similarly implicated in several types of cancers affecting a substantial number of patients.

Figure 17. HER2 Mutation and Amplification/Overexpression Incidence Across Various Solid Tumor Types

The primary entry point for a HER2 targeted therapy is in patients with metastatic disease. Figure 18 illustrates the US market estimates of metastatic HER2 mutant and overexpressing disease.

Figure 18. Market Size Estimates of HER2 Metastatic Cancer Types

In a proportion of lung cancer patients, certain mutations in EGFR and HER2 known as E20IMs are markedly less sensitive to prior generation TKIs. An added challenge to the development of viable therapies for these specific HER2 E20IMs lies in the fact that these alterations are heterogeneous, encompassing a diversity of amino acid insertions/deletions. As depicted in Figure 19 below, E20IMs occur across a spectrum of cancer types, with the frequency of specific E20IMs varying by cancer type.

Figure 19. Frequency of Various HER2 Exon 20 Insertion Mutations Across Tumor Types

Exon 20 mutations are the most common mutations within the tyrosine kinase domain of HER2. Treatment of HER2 E20IMs remains a clinical challenge as the mutations vary in frequency across different solid tumor types. The most common HER2 E20IM across solid tumors is YVMA.

As depicted in Figure 20, the most common HER2 E20IM is a duplication or insertion of the amino acids YVMA. In addition to E20IMs, several other genetic alterations of the receptor, specifically point mutations leading to single amino acid substitutions, have been associated with the development of a variety of cancers, including lung cancer. Although the resistance mechanisms associated with each of these mutations are not fully understood, it is believed that the mutations may share a commonality in promoting ligand-independent activation of the kinases. Further investigation of the underlying mechanisms and development of TKIs tailored to these mutations are needed.

Current Treatment Landscape

While up to 3% of patients with NSCLC harbor HER2 E20IMs, there are no FDA-approved TKIs that target these mutations. Despite the recent accelerated approval of Enhertu for this patient population, there remains a need for patients who fail or are intolerant this new treatment option. Most of the investigational TKIs targeting this population are all dual EGFR and HER2 inhibitors and have been dose-limited in the clinic by EGFR-related toxicities, such as GI and skin toxicities. These toxicities necessitate restrictive dosing regimens, leading to suboptimal HER2 engagement and attenuated therapeutic benefit. Moreover, while marketed TKIs provide a therapeutic benefit for patients with cancers driven by HER2 overexpression, they may have limited efficacy in patients harboring specific genetic alterations, such as HER2 E20IMs, specific point mutations or genetic alterations associated with ERBB family ligands, such as NRG1 gene fusion.

As described in Figure 20 below, the current standard of care for HER2 mutant NSCLC is chemotherapy, which produces high rates of toxicity and short clinical durability. Ado-trastuzumab emtansine, a HER2-directed antibody drug conjugate (ADC) approved therapy for HER2 metastatic BRC, is mentioned in the NCCN guidelines based on the HER2 mutant NSCLC cohort from a single- arm Phase 2 basket study. In August 2022, fam-trastuzumab deruxtecan, a HER2 directed ADC, received accelerated approval by the FDA for patients with HER2 mutant NSCLC who have received a prior systemic therapy. While response rates have been encouraging, 8% of patients discontinued treatment within four months due to adverse events. A key concern with fam-trastuzumab deruxtecan is interstitial lung disease (ILD). In NSCLC, drug-related ILD has been reported in 6% of patients treated with fam-trastuzumab deruxtecan with a median treatment duration of 3.7 months. Given the significant toxicity profile of fam-trastuzumab deruxtecan, we believe many patients may not be able to tolerate this therapy for an extended duration of time, thereby limiting the overall benefit for patients requiring long-term treatment. The current investigational TKIs that have reported clinical data in HER2 mutant NSCLC are dual EGFR and HER2 inhibitors and have demonstrated only modest activity compared to standard of care and suffer from common EGFR-related toxicities. BI-1810631 represents the only HER2 selective TKI under clinical investigation for HER2 mutant NSCLC. Currently, it is in a Phase 1 trial.

Figure 20. Investigational Agents Targeting HER2 mutant NSCLC

HER2 mutations have been identified in other tumor types beyond NSCLC cancer such as BRC and CRC. However, unlike NSCLC, the use of next generation sequencing (NGS) in these tumor types to identify specific oncogenic mutations is currently limited. However, we believe that NGS and commercially available diagnostic panels covering HER2 mutations will continue to become more widely accessible and adopted such that the accessible patient population with HER2 mutations will continue to grow.

As described above, HER2 overexpressing tumors represent a large opportunity. While HER2 amplification or overexpression is associated with many tumor types, including gastric cancer, CRC, and endometrial cancer, BRC represents nearly 70% of the opportunity. The current treatment landscape for metastatic BRC is summarized in Figure 21 below. The standard of care for HER2 metastatic BRC is chemotherapy in combination with one or more anti-HER2 monoclonal antibodies, such as trastuzumab or pertuzumab. Fam-trastuzumab deruxtecan and ado-trastuzumab emtansine are both approved HER2 ADCs, however, they carry two and three black box warnings, respectively. Approved TKIs for metastatic BRC include dual EGFR and HER2 inhibitors, such as neratinib and lapatinib, in combination with capecitabine. Tucatinib is the only HER2-selective TKI and is approved in combination with trastuzumab and capecitabine. Despite demonstrating improved overall survival, the combination results in 80% all grade diarrhea (13% > Grade 3) and affords a median progression free survival of only 7.8 months. Of note, single agent tucatinib had an objective response rate (ORR) of only 11% in a late line metastatic BRC. This is perhaps not surprising given that tucatinib only achieved concentrations above its IC90 for HER2 in approximately 40% of patients all day at its FDA approved dose. Despite its limitations, Tukysa (tucatinib) is on a ~$335mm revenue run rate as of 2Q 2022 with only a 2L+ HER2+ MBC product label. Notwithstanding tremendous advances in therapeutic options for HER2 metastatic BRC, there are still no curative treatments, approximately 25% of patients experience primary or acquired resistance, and up to 50% of patients develop brain metastasis.

Figure 21. HER2 Breast Cancer Landscape

Challenges with the Current Treatment Landscape

Given the lack of approved small molecule therapies and limited clinical activity observed with current investigational EGFR/HER2 dual TKIs, there remains a substantial need to develop a potent, selective and irreversible HER2 TKI with improved efficacy and tolerability for patients with HER2 alterations. Many of the limitations in the current treatment landscape are described below:

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Lack of selectivity results in limited therapeutic utility: There are only a few small molecules inhibitors, such as neratinib, lapatinib, and tucatinib for the treatment of HER2-driven cancers; all are associated with HER2 overexpression. Furthermore, all, except for tucatinib, are dual EGFR/HER2 inhibitors. As such, their therapeutic utility is limited by inadequate selectivity for HER2 relative to EGFR, and consequently they are dose-limited by GI and skin toxicity associated with EGFR inhibition. The GI tract is highly sensitive to EGFR inhibition, and because high local concentrations of oral drugs are required to achieve peripheral concentrations sufficient for efficacy, we believe a significant HER2 selectivity window is required to avoid dose-limiting EGFR toxicity.

•

Sub-optimal potency results in insufficient activity against key HER2 mutations: Tucatinib, a reversible small molecule inhibitor, represents the only approved highly selective HER2 orally active drug. However, based on in vitro cell and in vivo preclinical studies, it lacks sufficient potency against key mutations including HER2 YVMA. In our HER2 YVMA xenograft model, tucatinib exhibited poor tumor growth inhibition at drug exposures 14 times the steady state exposure obtained at its maximum approved human dose. While tucatinib is approved for HER2 positive metastatic BRC, no clinical data has been published for HER2 mutant cancers.

•

Inability to achieve sufficient CNS free drug levels to address brain metastases: Brain metastases represent a significant issue for patients with cancer, such as NSCLC and metastatic BRC. Up to 20% of patients with NSCLC have brain metastases at diagnosis, and up to 50% of patients with NSCLC and HER2-driven BRC have CNS involvement upon disease progression, which significantly impacts their longevity and quality of life. Unfortunately, approved large molecule HER-targeted drugs such as antibodies and ADCs do not cross the blood brain barrier in sufficient levels to confer maximal activity in the CNS. The challenge with existing approved TKIs is that they are substrates of efflux transporters, such as P-gp and BCRP, or have a narrow therapeutic index as exemplified by the dual EGFR/HER2 inhibitors, thereby limiting their ability to achieve sufficient drug exposures for activity in the CNS.

Our Solution—Small Molecule Inhibitors Targeting HER2

When establishing our TPP as part of our development approach, we recognized the above issues with the current treatment landscape for HER2 driven cancers and we designed ELVN-002 to specifically address each issue:

Improved HER2 Selectivity Enabling Superior Therapeutic Index:

Our chemistry leadership team has over a decade of combined experience in designing small molecule inhibitors targeting HER2 and/or EGFR, and includes the co-inventor of tucatinib, the only approved EGFR-sparing HER2 TKI. Leveraging that experience, we designed ELVN-002 to potently inhibit HER2 and spare EGFR. We achieved this potency and selectivity with subtle optimization of the reactivity of the covalent warhead coupled with concurrent functional group changes to other regions of our novel chemical scaffold. ELVN-002 demonstrated selectivity for HER2 YVMA relative to EGFR that is at least 100 times better than the four current lead investigational dual EGFR/HER2 TKIs in development for this NSCLC patient population. Additionally, we evaluated ELVN-002 in mouse HER2 mutant and HER2 overexpressing xenograft studies, including an intracranial model, and treatment resulted in tumor regressions at well-tolerated doses. Importantly, in a HER2 YVMA model, it outperformed the dual EGFR/HER2 inhibitor, poziotinib, which was not tolerated at the dose required to induce tumor regression. Because of the improved selectivity profile of our lead candidates in our preclinical studies, we believe ELVN-002 will not be limited by the GI or skin toxicity observed in patients treated with the current investigational dual EGFR/HER2 TKIs. Furthermore, we believe this will allow our product candidate to achieve exposures required for improved clinical activity.

Sufficient Potency to Address Key HER2 Mutations:

While tucatinib is both potent against and selective for HER2 in our preclinical studies, it fails to retain significant potency against many of the clinically relevant HER2 mutations, such as HER2 YVMA and L755S/P. ELVN-002 is an irreversible inhibitor that exhibited improved potency relative to tucatinib against HER2 YVMA and several other clinically relevant HER2 mutations. To further validate our in vitro results, we evaluated tucatinib in our HER2 YVMA xenograft model. In this study, tucatinib demonstrated only moderate tumor growth inhibition at a daily dose yielding exposures up to 14 times the clinical exposure it achieves in humans at its approved dose of 300 mg BID. In contrast, treatment with ELVN-002 resulted in tumor regressions at well-tolerated doses.

Activity in the CNS for the Treatment and Prevention of Brain Metastases:

In patients with HER2 overexpressed or HER2 mutation driven cancers who have brain metastases, we believe that a HER2 selective, irreversible inhibitor may provide a meaningful therapeutic benefit. While all small molecules cross the blood brain barrier (BBB), most kinase inhibitors have significantly reduced free drug concentrations in the CNS compared to the periphery. Molecules that achieve free drug concentrations in the brain equal to their free drug concentrations in the periphery can be described as fully BBB-penetrant. The design and ultimate discovery of reversible, fully BBB-penetrant ERBB family inhibitors has been quite challenging. One possible reason is that the ERBB family inhibitor pharmacophores to date appear to be highly susceptible to P-gp and/ or BCRP mediated efflux. Selective small molecule irreversible inhibitors may offer an alternative, more efficacious approach to treating and preventing brain metastases. For example, osimertinib (Tagrisso), an irreversible TKI that is also a P-gp substrate, has demonstrated impressive CNS activity in preclinical models and, more importantly, in clinical trials where it outperformed approved reversible EGFR inhibitors. By their very nature, irreversible inhibitors have the potential to drive more prolonged target inhibition that is not linearly reflective of the local free drug concentration. This effect may result in improved CNS efficacy in contrast to reversible inhibitors, which generally exhibit shorter on-target off-rates in vivo. With this background and precedent, we believe that ELVN-002 may have the potential to benefit cancer patients with CNS involvement. ELVN-002 also demonstrated superior activity to tucatinib, which has demonstrated activity in patients with brain metastases, in a HER2 overexpressing intracranial model.

Summary of Our Preclinical Results with ELVN-002

In Vitro Potency and Selectivity of ELVN-002

ELVN-002 potently inhibited proliferation and phosphorylation of HER2 when tested on various cell lines endogenously expressing HER2 or engineered to express specific clinically relevant HER2 mutants. Additionally, ELVN-002 was highly selective for HER2 and HER2 mutants relative to wild-type EGFR. As shown in Figure 22 below, we compared two EGFR/HER2 dual inhibitors, poziotinib and pyrotinib, to ELVN-002 in several in vitro cellular assays. We selected poziotinib and pyrotinib because they are the most advanced investigational EGFR/HER2 TKIs in clinical trials for NSCLC patients with HER2 E20IMs.

We believe it is important to measure both the anti-proliferative and pharmacodynamic effects of inhibitors to best understand their potency and selectivity. Autophosphorylation of HER2 and EGFR are markers of the pharmacodynamic activity of HER2 and EGFR, respectively (pHER2 and pEGFR IC50 values), and was measured in multiple cell lines of interest. Figure 22 below shows that ELVN-002 had improved or similar potency to poziotinb and pyrotinib in HER2 and HER2 mutant expressing or dependent cell lines, and significantly less activity in cell lines expressing or dependent on EGFR. Additionally, we ran our Beas2b pHER2 YVMA assay in the presence of 100% human serum to take into account human plasma protein binding and therefore provide a more clinically relevant context. ELVN-002 largely retained activity in the presence of human serum with only 8 times loss in potency. This compared favorably to the 33 and 65 times loss in potency observed for poziotinib and pyrotinib respectively.

Figure 22. ELVN-002 Potently Inhibited HER2 and HER2 YVMA While Sparing EGFR

To investigate the effects of our inhibitors on HER2 mutations, Beas2b cells derived from normal bronchial epithelium were engineered to express HER2 YVMA, the most common E20IM in NSCLC. Additionally, we engineered Beas2b cells to express HER2 S310F, a mutation in the extracellular domain (ECD) of HER2 and HER2 L755S, an active site mutation commonly found in breast cancer. The HER2 S310F mutation is considered relevant as it has been reported to confer resistance to large molecule, HER2 targeted agents. In these assays, we use Beas2b HER2 S310F cells as a surrogate for HER2 WT expressing cells as the active site, where TKIs bind, is identical. BT474 cells were derived from an invasive ductal breast carcinoma and overexpress HER2. Ba/F3 cells transfected with HER2 YVMA cell lines are dependent upon this mutation for growth. A431 and H2073 are both cell lines that endogenously express WT EGFR. A431 cells were derived from an epidermal carcinoma and H2073 cells were derived from a lung adenocarcinoma. IC values represent average values from multiple experiments (minimum of two experiments).

We also profiled tucatinib, the only FDA approved HER2 selective TKI, in our in vitro assays. While tucatinib was highly active in HER2 overexpressing cell lines, it loses potency against HER2 YVMA and L755S cell lines. For example, it exhibited an IC50 of 127 nM in our Beas2b HER2 YVMA pHER2 assay and an IC50 of 119 nM in our BaF3 HER2 YVMA proliferation assay. Additionally, tucatinib was only moderately potent (IC50 of 99 nM) in the Beas2b HER2 L755S pHER2 assay.

Finally, given the chemical reactivity and stability challenges inherent to irreversible inhibitors, we optimized ELVN-002 for improved chemical and metabolic stability. For example, in a glutathione (GSH) reactivity assay performed in human liver cytosol, ELVN-002 was stable, with over 70% remaining after 60 minutes. ELVN-002 also demonstrated good kinetic solubility and human hepatocyte stability in contrast to poziotinib, pyrotinib and tucatinib.

In Figure 23 below, we compared ELVN-002, based on the ratio of potency for EGFR (pEGFR IC50) in two cell lines and HER2 YVMA (pHER2 YVMA IC50), to four of the EGFR/HER2 dual inhibitors currently in clinical development for patients with HER2 E20IMs in NSCLC. As shown, ELVN-002 was at least 100 times more selective for HER2 YVMA relative to EGFR than mobocertinib, poziotinib, pyrotinib, and BDTX-189. Notably, all the investigational dual inhibitors we evaluated were roughly equipotent for EGFR and HER2 YVMA, which may be the reason for their sub-optimal tolerability and limited activity observed in clinical trials.

Figure 23: ELVN-002 was >100 Times More Selective for HER2 YVMA Relative to EGFR than Dual EGFR/HER2 Inhibitors

Selectivity was calculated from a ratio of IC values which represent an average value from a minimum of two independent experiments.

Broad HER2 Mutant Coverage

To assess the potential utility of ELVN-002 compared to tucatinib for common HER2 mutations, we treated Ba/F3 cell lines engineered to express HER2 and various HER2 mutations in a head-to-head in vitro study. As shown in Figure 24 below, we measured cell proliferation IC50 values and calculated the ratio of HER2 and HER2 mutant potency. As indicated by the green shading, ELNV-002 had broad mutant activity across many E20IMs and mutations commonly found in HER2 mutated cancers. In contrast, tucatinib averaged over 10 times less activity against the HER2 E20IMs, and over 10 times less activity against HER2 L755S/P mutations, which account for 22% of all HER2 mutations in HER2 mutated BRC. Tucatinib and ELVN-002 both demonstrated selectivity over EGFR with an IC50 of >1,000 nM.

Figure 24: ELVN-002 Had Superior Potency and Mutant Coverage Compared to Tucatinib

Transfected Ba/F3 cells were treated with compound for 72-hours to determine in vitro anti-proliferation IC values. All experiments were performed in duplicate and average values are used when multiple independent experiments were performed.

PK and Efficacy

As shown in Figure 25 below, ELVN-002 demonstrated robust in vivo activity in a Beas2b HER2 YVMA xenograft model, inducing tumor regression at well-tolerated doses of 20, 10 and 5 mg/kg QD. Importantly, ELVN-002 compared favorably to the dual EGFR/HER2 inhibitor, poziotinib, and tucatinib in this model. At 1 mg/kg QD, which is roughly eight times the exposure it achieved at its Phase 2 dose of 16 mg QD in humans, poziotinib had limited anti-tumor activity and was not well-tolerated, as multiple mice rapidly lost more than 10% of their body weight and required dosing holidays. In contrast, ELVN-002 at 5 mg/kg QD, resulted in deep tumor regressions with no significant body weight loss. Furthermore, tucatinib, even at 14 times the exposure it achieves in humans at its clinically approved dose of 300 mg BID, demonstrated limited tumor growth inhibition.

Figure 25: ELVN-002 Demonstrated Robust Anti-Tumor Activity in Beas2b HER2 YVMA Xenograft Model at Well-Tolerated Doses

Mice were treated for 21 days, 8 mice per group.

In subsequent in vivo studies, ELVN-002 induced tumor regressions with daily dosing of 20 mg/kg and 10 mg/kg in a Beas2B HER2 L755S xenograft model. In this model, tucatinib was dosed at a high dose,100 mg/kg QD, and at 15 mg/kg BID, a dose that results in exposures roughly equal to its steady-state human exposure at its approved dose of 300 mg BID. Poziotinib was dosed at 1 mg/kg, a dose yielding exposures approximately 8 times higher than those measured in humans at its Phase 2 dose of 16 mg QD. All doses of ELVN-002 were well-tolerated and resulted in tumor regressions. Poziotinib treatment at 1 mg/kg QD also resulted in tumor regressions. In contrast, both dosing regimens of tucatinib resulted in limited tumor growth inhibition.

ELVN-002 was also evaluated for in vivo activity in the NCI-N87 (HER2wt) intracranial model, shown in Figure 26. Mice were injected with luciferase expressing NCI-N87 cells into the right forebrain and tumor growth was measured, roughly every 4 days, by bioluminescent signal obtained from imaging (IVIS Lumina III). In a head-to-head study with tucatinib, ELVN-002 treatment resulted in tumor regression with 10, 20 and 50 mg/kg QD oral dosing. Tucatinib, dosed at 50 and 75 mg/kg BID, roughly 4.5x and 12x its human exposure at 300 mg BID respectively, resulted in moderate tumor growth inhibition but not regression. Of note, tucatinib exposures in this nude mouse model were 40- and 100-fold higher than exposures of ELVN-002 at 10 mg/kg, and yet ELVN-002 treatment at 10 mg/kg QD resulted in superior CNS anti-tumor activity.

Figure 26: ELVN-002 Demonstrated Robust Anti-Tumor Activity in the NCI-N87 HER2 amp Intracranial Model at Well-Tolerated Doses

For the intracranial model, mice were treated for 21 days, 10 mice per group. For the mouse PK studies, mice were treated once, 3 mice per group.

In contrast to reversible inhibitors like tucatinib, irreversible inhibitors have been shown mechanistically to drive increased receptor internalization, and there is both preclinical and clinical precedent for additive activity upon combining irreversible TKIs with ADCs in HER2-driven settings. Accordingly, we explored ELVN-002’s potential to combine with ADCs preclinically.

ELVN-002 was evaluated as monotherapy and in combination with trastuzumab deruxtecan (T-DXd or Enhertu), for its anti-tumor activity in the NCI-N87 (HER2wt) subcutaneous xenograft, shown in Figure 27. First, to demonstrate a relationship between anti-tumor activity and dose, ELVN-002 was administered at 1, 2.5, 5, 10 and 20 mg/kg QD for 21 days. Treatment with ELVN-002 at 5, 10 and 20 mg/kg resulted in tumor regressions with final tumor growth inhibition of 101%, 115% and 116%, respectively at day 21. Doses of 2.5 and 1 mg/kg resulted in tumor growth inhibition of 66% and 25% at the end of study. All doses were well-tolerated. Based on the first study, ELVN-002 was dosed at a low dose of 3.5 mg/kg QD on its own and in combination with 1.5 mg/kg T-DXd, dosed intravenously, once on the first day of the study. ELVN-002 plus T-DXd combination treatment was well-tolerated and resulted in additive activity and deep tumor regressions. In a separate study using the NCI-N87 (HER2wt) subcutaneous xenograft, tucatinib treatment of 25 mg/kg BID for three days followed by 20 mg/kg BID for 18 days and 50 mg/kg BID for 21 days resulted in tumor growth inhibition of 55% and 87%, respectively at day 21.

Figure 27: ELVN-002 Demonstrated Robust Anti-Tumor Activity & Additive Activity in Combination with Enhertu at Well-Tolerated Doses

Mice were treated for 21 days, 8 mice per group.

Additionally, ELVN-002 achieved a wide safety margin in preclinical species. In 28-day GLP toxicity studies, ELVN-002 was evaluated in rats and NHPs and its NOAEL dose was determined to be 50 mg/kg and 15 mg/kg, respectively in these species. Comparing total drug exposures (AUC) on day 1 in male NHPs treated with 15 mg/kg ELVN-002 to the exposure measured in a nude mouse 5 mg/kg oral PK study, a dose that resulted in tumor regressions in the Beas2b HER2 YVMA xenograft study described above, resulted in a safety margin of approximately 8-fold. Comparing this NOAEL exposure to the approximated exposure of a dose (2.5 mg/kg QD) in nude mice that results in roughly the same tumor growth inhibition (TGI) of tucatinib’s human exposure-matched dose (20 mg/kg BID) in the NCI-N87 HER2 overexpressed xenograft model, resulted in a safety margin of approximately 22-fold. Based on the same preclinical TGI criteria in this HER2 xenograft model, and using the exposure tucatinib achieved at its highest non-severely toxic dose (HNSTD) in NHPs according to its NDA, ELVN-001 had a greater than ten times improved safety margin in NHPs compared to tucatinib.

In summary, we believe ELVN-002’s improved selectivity can potentially provide a wider therapeutic index, and therefore the potential for better activity in HER2 mutant NSCLC patients compared to investigational TKIs. In preclinical studies, ELVN-002 was highly active and well-tolerated in in vivo HER2 mutant and HER2 overexpressing tumors, including in an intracranial tumor model, and it achieved an improved safety margin compared to tucatinib in non-human primates. We believe ELVN-002 has the potential to improve outcomes for cancer patients with HER2 alterations including for those who suffer from brain metastases.

The purpose of the preclinical studies was to evaluate ELVN-002 for potency, kinome selectivity, tolerability and tumor growth inhibition. Given the preclinical and exploratory nature of the studies, the studies did not have formally defined primary or secondary endpoints and were not designed for statistical significance.

We will need to achieve statistical significance on our prescribed endpoints in any future Phase 3 clinical trials in order to obtain regulatory approval. The FDA and other regulators utilize statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value. The smaller the p-value, the more likely the differences are not due to chance alone. For example, a p-value of 0.001 means that there is a 0.1% probability that the difference between the control group and the treatment group is purely due to chance. A p-value of less than or equal to 0.05 is a commonly used threshold for identifying statistically significant outcomes.

Clinical Development Plan

We filed an IND with the FDA for ELVN-002 in the fourth quarter of 2022, and, subject to IND clearance, we plan to initiate a Phase 1 clinical trial thereafter.

Across HER2-driven cancers, we believe we have an opportunity to drive durable responses including in the CNS, with a well-tolerated treatment. We are currently planning a dose escalation monotherapy study in HER2 driven solid tumors to evaluate ELVN-002’s PK, safety and efficacy, with a goal to determine the recommended dose for expansion. During dose escalation, we also plan to evaluate ELVN-002 in combination with antibody drug conjugates in both HER2 mutant NSCLC and HER2+ breast cancer. After our Phase 1 study, and dependent on our data and alignment with the FDA, we believe there are multiple opportunities to explore. Primarily, we will pursue a single arm study for potential accelerated approval in 2L+ HER2 mutant NSCLC. There are also multiple indication expansion opportunities in earlier line HER2 mutant lung cancer, as well as in HER2+ breast and colorectal cancer in combination with standard of care, and finally, we may explore other HER2 mutant solid tumors in a basket study.

Based on the totality of the Phase 1 clinical data and predicated upon an acceptable safety and tolerability profile and a strong positive efficacy signal, we then expect to engage with the FDA and other regulatory agencies to plan one or more registration-enabling trials in the United States and other geographies. Where possible, we plan to explore applicable regulatory strategies pursued by other targeted therapy companies, for example Orphan Drug Designation, Breakthrough Therapy and Fast Track designation, Priority Review and/or Accelerated Approval.

Additional Programs

In addition to our two lead programs, we are currently pursuing several additional research stage opportunities that align with our development approach, and for which we have established TPPs. We are in the process of screening and optimizing our chemistry for all of these programs. We believe that the collective experience of our team, along with the insights we develop from our initial programs, will enable us to efficiently test our preclinical hypothesis and ultimately design a product candidate for at least one of these opportunities. We anticipate nominating a development candidate for our third program in the first half of 2023.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our team, and our development experience and scientific knowledge provide us with competitive advantages, we face increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient registration for clinical trials, and in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors. Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, and are more convenient or less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we can, which could result in our competitors establishing a strong market position before we are able to enter the market or could otherwise make the development or commercialization of our products more complicated. The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety and patient convenience.

There are currently six BCR-ABL TKIs approved for use in CML: Novartis AG’s Gleevac (imatinib), Tasigna (nilotinib), and Scemblix (asciminib), Bristol Myers Squibb’s Syprcel (dasatinib), Pfizer’s Bosulif (bosutinib), and Takeda’s Iclusig (ponatinib). Most of these BCR-ABL inhibitors target additional tyrosine kinases, which can lead to debilitating side effects. Iclusig (ponatinib) is indicated for patients with CML who have resistance or intolerance to at least two prior TKIs. It is also approved for patients with the T315I mutation. However, due to its off-target kinase activity, this agent carries four black box warnings and is poorly tolerated requiring dose reductions that limit its efficacy. Scemblix (asciminib), is a fourth generation TKI by Novartis AG recently approved by the FDA. It is designed to allosterically inhibit BCR-ABL by binding to the myristoyl pocket, which is remote from the active site and is a novel mechanism. Asciminib’s long-term tolerability, safety and resistance profile has yet to be established. Other BCR-ABL TKIs under investigation include Sun Pharma Advanced Research Company’s vodobatinib, Ascentage Pharma’s olverembatinib and others at various stages of development.

There are no approved TKIs for HER2 mutant NSCLC. Enhertu (fam-trastuzumab deruxtecan), an antibody drug conjugate, marketed by AstraZeneca and Daiichi-Sankyo, received accelerated approval from the FDA for this patient population in August 2022. Most of the investigational TKIs for this population are all dual EGFR and HER2 inhibitors such as Spectrum’s poziotinib, Takeda’s mobocertinib, Black Diamond’s BDTX-189 and Jiangsu HengRui Medicine Co., Ltd’s pyrotinib. These dual EGFR and HER2 inhibitors have been dose-limited in the clinic by EGFR- related toxicities such as GI and skin-related toxicities. As such, their therapeutic utility is often limited. The FDA is currently reviewing Poziotinib’s NDA and has a Prescription Drug User Fee Act (PDUFA) date in November 2022. Pyrotinib is currently being investigated in a Phase 3 pivotal study. Finally, Boehringer Ingelheim recently initiated clinical development on a HER2 selective, irreversible TKI, BI-1810631, for HER2 mutant NSCLC and other cancers.

For HER2 amplified and overexpressing tumors, such as breast cancer (BRC), there are several FDA-approved antibodies, antibody drug conjugates, and TKIs. For example, Genentech’s Herception (trastuzumab) and Perjecta (pertuzumab) are approved HER2-antibodies. Approved HER2-antibody drug conjugates include Genentech’s Kadcyla (ado-trastuzumab emtansine) and Daiichi Sankyo’s Enhertu (fam-trastuzumab deruxtecan). Approved TKIs for HER2 BRC include Puma’s Nerlynx (neratinib), Novartis AG’s Tykerb (lapatinib), and Seagen’s Tukysa (tucatinib). Several of these drugs are approved for other HER2-driven indications such as gastric and colorectal cancer.

Finally, there are numerous other investigational therapies, spanning many modalities that are being evaluated preclinically and in clinical trials for various HER2-altered cancers.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties to manufacture our product candidates for preclinical and clinical testing, as well as for commercial manufacturing should any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as our commercial products should marketing approval be obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the discovery and development of our product candidates.

To date, we have obtained the custom-manufactured starting materials for API manufacture from Pharmaron and Hande Sciences and our GMP API from Pharmaron. The drug product for our product candidates has been manufactured at Latitude Pharmaceuticals Inc. and Quotient Sciences Ltd. upon whom we currently rely as single-source contract CMOs, but we could contract with other CMOs for these materials as the raw materials we use are commonly used and are available from multiple sources. We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which third-party CMOs will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs.

As we advance our product candidates through development, we plan to explore adding backup suppliers for the API and drug product for each of our product candidates in order to protect against any potential supply disruptions.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our product candidates, technology and know-how, to operate without infringing the proprietary or intellectual property rights of others and to prevent others from infringing our proprietary or intellectual property rights. We expect that we will seek to protect our proprietary and intellectual property position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of our business. We may also rely on trade secrets, know-how, trademarks, continuing technological innovation and licensing opportunities to develop and maintain our proprietary and intellectual property position.

As of September 30, 2022, our patent portfolio consisted of pending patent applications that we own related to our HER2 and BCR-ABL programs. In total, as of that date, we owned two pending U.S. provisional patent applications, one Chinese priority patent application, six pending PCT applications, and one pending U.S. non-provisional patent application.

More specifically, with respect to our HER2 program, we own three pending PCT applications, two pending U.S. provisional patent applications, and one Chinese priority patent application with claims directed to our HER2 selective inhibitory compounds as composition of matter, as well as claims directed to pharmaceutical compositions and combinations comprising such compounds and uses of such compounds, e.g., for treatment of cancers, such as NSCLC, including cancers associated with E20IMs. Any patents that may issue from our pending patent applications are expected to expire between 2041-2043, absent any patent term adjustments or patent term extensions for regulatory delay.

With respect to the BCR-ABL program, we own three pending PCT applications and one pending U.S. non-provisional patent application with claims directed to BCR-ABL tyrosine-kinase inhibitory compounds as composition of matter, as well as claims directed to pharmaceutical compositions and combinations comprising such compounds and uses of such compounds, e.g., treatment of CML, acute myeloid leukemia (AML), acute lymphoblastic leukemia (ALL), or mixed phenotype acute leukemia, including refractory leukemias associated with a T315I mutation in BCR-ABL. Any patents that may issue from our pending patent applications are expected to expire in 2041 or 2042, absent any patent term adjustments or patent term extensions for regulatory delay.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries in which we file, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Additionally, the Hatch-Waxman Act permits patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time a drug is under regulatory review while a patent that covers the drug is in force. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

Similar provisions are available in the EU and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, if available. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and, if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see the section “Risk Factors—Risks Related to Enliven—Risks Related to Enliven’s Intellectual Property.” Expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

In addition to patent protection, we also rely on trademarks and other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose our technology. Thus, we may not be able to meaningfully protect our proprietary information. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached, and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see the section titled “Risk Factors—Risks Related to Enliven—Risks Related to Enliven’s Intellectual Property.”

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third- party patent would require us to alter our development or commercial strategies, alter our products or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in derivation proceedings in the USPTO to determine priority of invention. For more information, see the section titled “Risk Factors—Risks Related to Enliven—Risks Related to Enliven’s Intellectual Property.”

Government Regulations

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the FDCA. Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application (NDA) process before they may be legally marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent IRB, or ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of an NDA after completion of all pivotal trials;

•	determination by the FDA within 60 days of its receipt of an NDA to accept the filing for substantive review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements assuring that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS), and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will generally accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with the FDA requirements for use of foreign clinical trials, including the requirements set forth at 21 CFR 312.120, the laws and regulations of the foreign regulatory authorities where the trial was conducted, such as the EMA, whichever provides greater protection of the human subjects, and with GCP and GMP requirements, and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease- affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further PK and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use and its safety in use, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. The sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects, and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process, as performed by the manufacturing facility, must be capable of consistently producing quality batches of our product candidates. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their labeled shelf life.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial, and analyses and corresponding discussions that address the impact of implemented contingency measures, among other considerations. Other COVID-19 related guidance released by the FDA include guidance addressing resuming normal drug and biologics manufacturing operations; manufacturing, supply chain, and inspections; and statistical considerations for clinical trials during the COVID-19 public health emergency. In view of the spread of the COVID-19 variants, FDA may issue additional guidance and policies that may materially impact our business and clinical development timelines. Changes to existing policies and regulations can increase our compliance costs or delay our clinical plans.

NDA Review Process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA is a request for approval to market the drug in the United States for one or more specified indications and must contain proof of safety and efficacy for a drug.

The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be legally marketed in the United States.

Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of a new molecular- entity NDA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA’s interpretation of data may differ from our interpretation.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval either for a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication for which we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the EU has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life- threatening condition and, if approved, it would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well- controlled post-marketing clinical trials. FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Additionally, a drug may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life- threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or may decide that the time period for FDA review or approval will not be shortened.

Post-Approval Requirements

Any drug products manufactured or distributed by us or our partners pursuant to FDA approvals will be subject to pervasive and continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market and imposes requirements and restrictions on drug manufacturers, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling, known as “off-label use,” industry-sponsored scientific and educational activities and promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, for certain types of modifications made to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. In addition, the FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications;

•	suspension or revocation of product approvals;

•	product seizure or detention;

•	refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Pharmaceutical manufacturers are subject to various healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Our conduct, including that of our employees, as well as our business operations and relationships with third parties, including current and future arrangements with healthcare providers, third- party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market, and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA.

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The federal false claims, including the civil FCA that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct.

•	HIPAA, which prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates, including mandatory contractual terms as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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The federal Physician Payments Sunshine Act, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding certain payments and other transfers of value made to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare providers (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members.

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Products must meet applicable child- resistant packaging requirements under the U.S. Poison Prevention Packaging Act as well as other applicable consumer safety requirements.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (ANDA), or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (NCA), and one or more Ethics Committees (ECs).

In April 2014, Regulation EU No 536/2014 (Clinical Trials Regulation) was adopted to replace the Clinical Trials Directive. The Clinical Trials Regulation entered into application on January 31, 2022 and is intended to simplify the current rules for clinical trial authorization and standards of performance. For instance, it provides a streamlined application procedure via a single-entry point, a European Union portal and database. The new clinical trial portal and database will be maintained by the EMA in collaboration with the European Commission and the European Union Member States. The objectives of the new Regulation include consistent rules for conducting trials throughout the European Union, consistent data standards and adverse events listing, and consistent information on the authorization status. Additionally, information on the conduct and results of each clinical trial carried out in the European Union will be made publicly available.

European Union Drug Review and Approval

In the EEA, which is comprised of the 27 Member States of the EU and four European Free Trade Association States (Norway, Iceland, Switzerland, and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization (MA). There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP), of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (RMS). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (SOPC), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SOPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the procedures described above, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (SPCs) serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive studies in order to demonstrate the medical necessity and cost- effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

Healthcare Reform

In the United States, there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect the profitable sale of product candidates. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the United States pharmaceutical industry.

The ACA, among other things: (1) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; (2) created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected; (3) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in certain government healthcare programs; (4) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (5) expanded the eligibility criteria for Medicaid programs; (6) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; (7) created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (8) established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (9) established a Center for Medicare Innovation at the CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drugs.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period in 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. This executive order also instructs certain governmental agencies to review existing policies and rules that limit access to health insurance coverage through Medicaid or the ACA, among others. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare measures promulgated by the Biden administration will impact the ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022. Under current legislation, the reduction in Medicare payments varies from 1% in 2022 up to 4% in the final fiscal year of the sequester, unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. For example, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these and other legislative, executive and administrative actions of the Biden administration on us and the pharmaceutical industry as a whole is unclear.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Further, it is possible that additional governmental action will be taken in response to the COVID-19 pandemic. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our products candidates may lose regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Employees and Human Capital

Our Values

We foster an inclusive, collaborative culture committed to realizing our mission – to help patients with cancer to not only live longer, but better. Our core values include:

•	Integrity—do the right thing for patients, our team, and our community.

•	Passion—love what we do.

•	Collaboration—listen to and value all voices.

•	Drive—innovate, take risks, and advance with a sense of urgency.

Our human capital resource objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

As of September 30, 2022, we had 24 full-time employees. Of these employees, 22 were engaged in research or product development and clinical activities. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are currently located in Boulder, Colorado where we sublease approximately 18,170 square feet of office and laboratory space pursuant to a sublease lease agreement that expires on December 31, 2024. We believe that our facility will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings. Regardless of outcome, any proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

IMARA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Imara’s financial condition and results of operations in conjunction with the financial statements and the related notes, each included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect Imara’s plans, estimates, beliefs and expectations that involve risks and uncertainties. Imara’s actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements and Market and Industry Data.”

Business Overview

Imara is a biopharmaceutical company that has been dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious diseases.

In April 2022, Imara announced the results from interim analyses of its Ardent Phase 2b clinical trial of tovinontrine (IMR-687) in patients with sickle cell disease, or SCD, and Forte Phase 2b clinical trial of tovinontrine in patients with ß-thalassemia. Based on the data generated by these interim analyses, Imara decided to discontinue the Ardent and Forte trials as well as the further development of tovinontrine in SCD and ß-thalassemia. Imara also decided to discontinue development of tovinontrine in HFpEF, as well its development plans with respect to IMR-261. In connection with these events, Imara’s board of directors approved a reduction in workforce designed to substantially reduce its operating expenses while Imara undertook a comprehensive assessment of its strategic options to maximize stockholder value.

Following an extensive process of evaluating strategic alternatives, including identifying and reviewing potential candidates for a strategic acquisition or other transaction, on September 6, 2022, Imara entered into the Asset Purchase Agreement with Cardurion providing for the Asset Sale and on November 10, 2022, Imara announced the closing of the Asset Sale. On October 13, 2022, Imara, Merger Sub and Enliven entered into the Merger Agreement, pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Enliven, with Enliven continuing as our wholly owned subsidiary and the surviving corporation of the Merger. If the Merger is completed, the business of Enliven will continue as the business of the combined company.

Imara expects to devote significant time and resources to the completion of the Merger. However, there can be no assurances that such activities will result in the completion of the Merger. Further, the completion of the Merger may ultimately not deliver the anticipated benefits or enhance shareholder value. If the Merger is not completed, Imara will reconsider its strategic alternatives. Imara considers one of the following courses of action to be the most likely alternatives if the Merger is not completed:

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Dissolve and liquidate its assets. If, for any reason, the Merger does not close, Imara’s board of directors may conclude that it is in the best interest of stockholders to dissolve the company and liquidate its assets. In that event, Imara would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying Imara’s obligations and setting aside funds for reserves.

•	Pursue another strategic transaction. Imara may resume the process of evaluating a potential strategic transaction in order to attempt another strategic transaction like the Merger.

•	Operate its business. Imara’s board of directors may elect to initiate development of IMR-261 or seek new product candidates for development.

Asset Purchase Agreement

Pursuant to the terms of the Asset Purchase Agreement, Imara agreed to sell tovinontrine and all of its other assets related to its PDE9 program to Cardurion. As consideration for the Asset Sale, in addition to $250,000 previously paid by Cardurion to Imara upon execution of a non-binding term sheet, the aggregate purchase price consists of an upfront cash payment of $34,750,000 upon closing of the transaction and a $10,000,000 potential future payment that may become payable if Cardurion achieves a proof of concept milestone or other specified clinical milestones and a $50,000,000 potential future payment that may become payable if Cardurion achieves specified regulatory and/or commercial milestone events, in each case as described in the Asset Purchase Agreement and subject to the terms of the Asset Purchase Agreement.

The Asset Purchase Agreement contains certain customary representations, warranties and covenants. The Asset Purchase Agreement also contains customary indemnification provisions pursuant to which the parties agree to indemnify each other for certain matters, including, among other things, breaches of certain representations, warranties and covenants in connection with the Asset Sale. At a special meeting of the Imara stockholders held on November 9, 2022, Imara’s stockholders voted to approve the Asset Sale. On November 10, 2022, Imara announced the closing of the Asset Sale.

Merger Agreement

On October 13, 2022, Imara entered into the Merger Agreement with Enliven. Please see the sections titled “The Merger” and “The Merger Agreement” beginning on pages 165 and 202, respectively, of this proxy statement/prospectus for more information.

Financial Overview

Since Imara’s inception in 2016, its operations have focused on organizing and staffing its company, business planning, raising capital, establishing its intellectual property portfolio and performing research and development of tovinontrine. To date, Imara has funded its operations primarily through the sale of common stock and the sale of convertible preferred stock.

On April 1, 2021, Imara filed a shelf registration statement on Form S-3, or the Shelf, with the SEC in relation to the registration and potential future issuance of common stock, preferred stock, debt securities, warrants and/or units of any combination thereof in the aggregate amount of up to $200.0 million. The Shelf was declared effective on April 8, 2021. Imara also simultaneously entered into a sales agreement, or Sales Agreement, with Cantor Fitzgerald & Co, LLC, or Cantor, as sales agent, providing for the offering, issuance and sale by Imara of up to an aggregate $75.0 million of its common stock from time to time in “at-the-market” offerings under the Shelf. As of September 30, 2022, Imara has issued and sold 231,291 shares of common stock under the Sales Agreement, resulting in net proceeds of $1.4 million after deducting commissions and offering expenses.

On July 16, 2021, Imara completed a public offering of shares of its common stock and issued and sold 8,333,333 shares of common stock at a public offering price of $6.00 per share, resulting in net proceeds of $46.8 million after deducting underwriting discounts and commissions and estimated offering expenses.

Imara has incurred significant operating losses since inception. Its losses from operations were $4.8 million and $31.0 million for the three and nine months ended September 30, 2022, respectively, and $13.7 million and $37.1 million for the three and nine months ended September 30, 2021, respectively. Its losses from operations were $51.4 million and $41.7 million for the years ended December 31, 2021, and 2020, respectively. As of September 30, 2022, Imara had an accumulated deficit of approximately $178.2 million. In April 2022, Imara discontinued development of tovinontrine and implemented a reduction in workforce, each of which was designed to substantially reduce its operating expenses while Imara undertook a comprehensive assessment of its strategic options. In September 2022, Imara entered into the Asset Purchase Agreement providing for the Asset

Sale and on November 10, 2022, Imara announced the closing of the Asset Sale. In October 2022, Imara entered into the Merger Agreement. Notwithstanding these events, and subject to the closing of the Merger, Imara expects to continue to incur operating losses for the foreseeable future. In addition, Imara’s losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the outcome of its strategic process and depending on whether Imara decides to pursue any future product development efforts.

Imara is not currently developing any product candidates and it does not have any products approved for sale. If the Merger does not close, if Imara decides to pursue any future product development efforts, it will not generate revenue from product sales unless and until it successfully completes clinical development and obtains regulatory approval for any future product candidate. In addition, if Imara obtains regulatory approval for any product candidate and to the extent that it engages in commercialization activities on its own, Imara expects it will incur significant expenses related to developing its commercialization capability to support product sales, marketing, manufacturing, and distribution activities.

Moreover, if Imara decides to pursue any future product development efforts, Imara will need substantial additional funding to support its continuing operations and develop a growth strategy. Until such time as Imara can generate significant revenue from product sales, if ever, Imara would expect to finance its operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. Imara may be unable to raise additional funds or enter into other arrangements when needed on acceptable terms, or at all. Imara’s failure to raise capital or enter into such agreements as, and when, needed, could have a material adverse effect on its business, results of operations, and financial condition. Imara will need to generate significant revenue to achieve profitability, and it may never do so.

As of September 30, 2022, Imara had $56.3 million in cash, cash equivalents and investments. Imara believes that its cash, cash equivalents and investments as of September 30, 2022 will enable it to fund its operating expenses and capital expenditure requirements for at least twelve months from the date of filing if its Quarterly Report on Form 10-Q for the period ended September 30, 2022, without giving effect to the Asset Sale. Imara has based this estimate on assumptions that may prove to be wrong, and it could exhaust its available capital resources sooner than it expects. See “—Liquidity and Capital Resources.”

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus, called COVID-19, emerged and has now spread globally. The impact of the COVID-19 pandemic is ongoing and continues to evolve as of the date of this proxy statement/prospectus. Imara continues to actively monitor the impact of the COVID-19 pandemic on its financial condition, liquidity, operations, suppliers, industry and workforce.

Although Imara has not experienced any significant adverse impact from the COVID-19 pandemic on its financial condition, results of operations or liquidity as of the date of this proxy statement/prospectus, the COVID-19 pandemic has resulted in disruptions to its prior clinical trial operations. In addition, Imara’s employees are currently working remotely.

Imara’s financial condition, results of operations and liquidity could be negatively impacted by the COVID-19 pandemic in future periods. The extent to which the COVID-19 pandemic impacts its business will depend on future developments, which remain uncertain and cannot be predicted, including new information that may emerge concerning the continued severity of COVID-19 and variants of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. As the impact of the COVID-19 pandemic continues, it may have an adverse effect on Imara’s results of future operations, financial position and liquidity, and on its ability to access capital. Even after the impact of the COVID-19 pandemic has subsided, Imara may continue to experience adverse impacts to its business as a result of an economic recession or depression that may occur in the future.

Financial Operations Overview

Revenue

Imara has not generated any revenue since its inception and does not expect to generate any revenue from the sale of products in the near future, if at all. If Imara decides to pursue any future product development efforts and such efforts are successful and result in marketing approval, or if Imara enters into collaboration or license agreements with third parties, it may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.

Operating Expenses

Research and Development. Research and development expenses consist primarily of costs incurred in connection with the preclinical and clinical development and manufacture of Imara’s products. Imara expects its future research and development expenses to decrease significantly as compared to research and development expenses in 2021 and the first half of 2022, as a result of its April 2022 decision to discontinue development of tovinontrine and its related reduction in workforce. For the nine months ended September 30, 2022, research and development expenses include:

•	costs related to the impact of the COVID-19 pandemic;

•	personnel-related expenses, including salaries, benefits and stock-based compensation expenses, for individuals involved in research and development activities;

•

external research and development expenses incurred under agreements with contract research organizations, or CROs, investigative sites, and consultants that conducted Imara’s preclinical studies and clinical trials and other scientific development services;

•	costs incurred under agreements with contract manufacturing organizations, or CMOs, who developed and manufactured material for Imara’s preclinical studies and clinical trials;

•	costs related to compliance with regulatory requirements; and

•	milestone fees incurred in connection with Imara’s current license agreement with Lundbeck.

Research and development expense for the three months ended September 30, 2022 is comprised of costs incurred in connection with the workforce reduction, costs related to drug storage and compliance with regulatory requirements, and consulting expense.

Historically, Imara expensed research and development costs as incurred. Imara recognized external development costs based on an evaluation of the progress to completion of specific tasks using information provided to Imara by its vendors and its clinical investigative sites. Payments for these activities were based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in Imara’s unaudited condensed consolidated financial statements as prepaid expenses or accrued research and development expenses. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities were deferred and capitalized, even when there was no alternative future use for the research and development. The capitalized amounts were expensed as the related goods are delivered or the services are performed.

A significant portion of Imara’s research and development costs have been external costs, which Imara tracked after a clinical product candidate had been identified. Imara’s internal research and development costs are primarily personnel-related costs and other indirect costs. Imara’s research and development expenses to-date have been incurred in connection with its development of tovinontrine in SCD and ß-thalassemia. Imara did not track its internal research and development expenses on a program-by-program basis as its personnel were deployed across multiple projects under development.

The following table summarizes Imara’s research and development expenses for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands)
Tovinontrine (IMR-687)	$99	$8,291	$13,450	$21,407
Personnel expenses (including stock-based compensation)	13	1,780	4,511	5,400
Other expenses	70	326	799	779

Total research and development expenses	$182	$10,397	$18,760	$27,586

The following table summarizes Imara’s research and development expenses for the periods indicated:

	Year Ended December 31,
	2021	2020
	(in thousands)
Tovinontrine (IMR-687)	$29,239	$25,902
Personnel expenses (including stock-based compensation)	7,804	5,566
Other expenses	1,399	686

Total research and development expenses	$38,442	$32,154

If Imara were to decide to pursue any future product development efforts, the successful development of any product candidates is highly uncertain. Therefore, Imara cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that would be necessary to complete the potential development and commercialization of any future product candidates. Imara is also unable to predict when, if ever, material net cash inflows would commence from the sale of potential future product candidates, if approved. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•	the impact of the COVID-19 pandemic and Imara’s response to it;

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs Imara decides to pursue;

•	Imara’s ability to maintain research and development programs or to establish new ones;

•	establishing an appropriate safety profile with IND enabling studies;

•	successful patient enrollment in, and the initiation of, clinical trials;

•

the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the U.S. Food and Drug Administration, or FDA, or any comparable foreign regulatory authority;

•	the timing, receipt and terms of any regulatory approvals from applicable regulatory authorities;

•	Imara’s ability to establish new licensing or collaboration arrangements;

•	the performance of Imara’s future collaborators, if any;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	launching commercial sales of Imara’s product candidates, if approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of the product candidates following approval.

Any changes in the outcome of any of these variables with respect to the potential development of any future product candidates could mean a significant change in the costs and timing associated with the development of these product candidates. If Imara were to decide to pursue any future product development efforts, it may never obtain regulatory approval for any product candidates. Drug commercialization takes several years and millions of dollars in development costs and the potential success of such programs is difficult to predict and are often not successful.

General and Administrative. General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits, and stock-based compensation expenses for personnel in executive, finance, accounting, human resources, legal and other administrative functions. Other significant general and administrative expenses include the cost of director and officer insurance premiums, legal fees relating to patent, intellectual property and corporate matters, and fees paid for accounting, consulting and other professional services.

Imara’s future general and administrative expenses will be significantly dependent on the outcome of its strategic process, including whether or not it successfully consummates the Merger, and on whether it decides to pursue any future product development efforts.

Total Other Income, Net

Total Other Income, Net. Total other income, net primarily consists of interest earned on Imara’s cash, cash equivalents and investments.

Results of Operations

Comparison of the Three Months Ended September 30, 2022 and 2021

The following table summarizes Imara’s results of operations for the three months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Change
	2022	2021	$
	(in thousands)
Operating expenses:
Research and development	$182	$10,397	$(10,215)
General and administrative	4,649	3,262	1,387

Total operating expenses	4,831	13,659	(8,828)

Loss from operations	(4,831)	(13,659)	8,828

Total other income, net	222	12	210

Net loss	$(4,609)	$(13,647)	$9,038

Research and Development Expenses

Research and development expenses decreased by approximately $10.2 million from $10.4 million for the three months ended September 30, 2021, to $0.2 million for the three months ended September 30, 2022. The decrease in research and development expenses was primarily attributable to the following:

•

a $8.2 million decrease in costs related to the development and manufacturing of clinical materials, clinical research and oversight of Imara’s clinical trials and investigative fees for tovinontrine following discontinuation of clinical development;

•	a $1.8 million decrease in personnel-related costs; and

•	a $0.2 million decrease in other research and development operational costs.

General and Administrative Expenses

General and administrative expenses increased by approximately $1.4 million from $3.3 million for the three months ended September 30, 2021, to $4.6 million for the three months ended September 30, 2022. The increase in general and administrative expenses was primarily attributable to the following:

•	a $1.9 million increase in consulting and professional fees, including legal, business development, accounting and audit fees;

•	a $0.4 million decrease in personnel-related costs; and

•	a $0.1 million decrease in other general and administrative operational costs.

Total Other Income, Net

Total other income, net for the three months ended September 30, 2022 was primarily comprised of interest earned on Imara’s cash, cash equivalents and investments. Total other income, net was de minimis for the three months ended September 30, 2021.

Comparison of the Nine months Ended September 30, 2022 and 2021

The following table summarizes Imara’s results of operations for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,		Change
	2022	2021	$
	(in thousands)
Operating expenses:
Research and development	$18,760	$27,586	$(8,826)
General and administrative	12,253	9,522	2,731

Total operating expenses	31,013	37,108	(6,095)

Loss from operations	(31,013)	(37,108)	6,095

Total other income, net	316	43	273

Net loss	$(30,697)	$(37,065)	$6,368

Research and Development Expenses

Research and development expenses decreased by approximately $8.8 million from $27.6 million for the nine months ended September 30, 2021 to $18.8 million for the nine months ended September 30, 2022. The decrease in research and development expenses was primarily attributable to the following:

•

a $7.9 million decrease in costs related to the development and manufacturing of clinical materials, clinical research and oversight of Imara’s clinical trials and investigative fees for tovinontrine; and

•	a $0.9 million decrease in personnel-related costs.

General and Administrative Expenses

General and administrative expenses increased by approximately $2.7 million from $9.5 million for the nine months ended September 30, 2021 to $12.3 million for the nine months ended September 30, 2022. The increase in general and administrative expenses was primarily attributable the following:

•	a $2.0 million increase in consulting and professional fees, including legal, business development, accounting and audit fees;

•

a $0.4 million increase in depreciation expense due to a revision of the useful lives of Imara’s leasehold improvements and furniture related to its lease termination, which became effective on August 7, 2022; and

•	a $0.3 million increase in personnel-related costs.

Total Other Income, Net

Total other income, net for the nine months ended September 30, 2022 and 2021 was primarily comprised of interest earned on Imara’s cash, cash equivalents and investments.

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes Imara’s results of operations for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(in thousands)
Operating expenses:
Research and development	$38,442	$32,154
General and administrative	13,000	9,544

Total operating expenses	51,442	41,698

Loss from operations	(51,442)	(41,698)

Total other income, net	58	338

Net loss	$(51,384)	$(41,360)

Research and Development Expenses

Research and development expenses increased by approximately $6.2 million from $32.2 million for the year ended December 31, 2020 to $38.4 million for the year ended December 31, 2021. The increase in research and development expenses was primarily attributable to the following:

•	a $3.3 million increase in costs related to the development and manufacturing of clinical materials, clinical research and oversight of Imara’s clinical trials and investigative fees for tovinontrine;

•

a $2.2 million increase in personnel-related costs, including a $0.7 million increase in stock-based compensation expense, primarily due to an increase in headcount to support the growth of Imara’s research and development efforts; and

•	a $0.7 million increase in other research and development operational costs, including professional services, supplies, and travel.

General and Administrative Expenses

General and administrative expenses increased by approximately $3.5 million from $9.5 million for the year ended December 31, 2020 to $13.0 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily attributable to the following:

•	a $2.1 million increase in personnel-related costs, including a $1.0 million increase in stock-based compensation expense, primarily due to an increase headcount;

•	a $1.1 million increase in cost associated with directors and officers’ insurance premiums due to market conditions and a full year of coverage in 2021;

•	a $0.6 million increase in other general and administrative operational costs, including public relations and corporate taxes; and

•	a $0.3 million decrease in consulting and professional fees, including legal and accounting fees, due to the hiring of additional full-time employees.

Total Other Income, Net

Total other income, net was $0.3 million for the year ended December 31, 2020, compared to total other income, net of $0.1 million for the year ended December  31, 2021, in each case consisting primarily of interest earned on Imara’s cash, cash equivalents and investments.

Liquidity and Capital Resources

Sources of Liquidity

Since Imara’s inception, it has incurred significant losses in each period and on an aggregate basis. Imara has not yet commercialized or generated revenue from sales of any product candidate. Through September 30, 2022, Imara has funded its operations primarily through the issuance of common stock and convertible preferred stock.

On April 1, 2021, Imara filed the Shelf with the SEC in relation to the registration and potential future issuance of common stock, preferred stock, debt securities, warrants and/or units of any combination thereof in the aggregate amount of up to $200.0 million. The Shelf was declared effective on April 8, 2021.Imara also simultaneously entered into the Sales Agreement with Cantor, as sales agent, providing for the offering, issuance and sale by Imara of up to an aggregate $75.0 million of its common stock from time to time in “at-the-market” offerings under the Shelf. As of September 30, 2022, Imara has issued and sold 231,291 shares of common stock under the Sales Agreement, resulting in net proceeds of $1.4 million after deducting commissions and offering expenses. The extent to which Imara utilizes the Sales Agreement as a source of funding will depend on a number of factors, including the prevailing market price of its common stock, general market conditions, the extent to which Imara is able to secure funds from other sources, and restrictions on Imara’s ability to sell common stock pursuant to the Sales Agreement. Accordingly, Imara may not be able to sell shares under the Sales Agreement at prices or amounts that it deems acceptable, and there can be no assurance that Imara will sell any further common stock pursuant to the Sales Agreement.

On July 16, 2021, Imara completed a public offering of shares of its common stock and issued and sold 8,333,333 shares of common stock at a public offering price of $6.00 per share, resulting in net proceeds of $46.8 million after deducting underwriting discounts and commissions and estimated offering expenses.

As of September 30, 2022, Imara had $56.3 million in cash, cash equivalents and investments.

While Imara does do not currently expect that the COVID-19 pandemic will have a material adverse impact on its short-term or long-term liquidity, the impact of the COVID-19 pandemic on the global financial markets may reduce its ability to access capital, which could negatively impact its short-term and long-term liquidity. See “Impact of COVID-19 Pandemic.”

Cash Flows

The following table provides information regarding Imara’s cash flows for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(33,688)	$(34,286)
Net cash provided by investing activities	34,695	12,859
Net cash provided by financing activities	—	49,111

Net increase in cash, cash equivalents, and restricted cash	$1,007	$27,684

Net Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022 was $33.7 million primarily due to Imara’s net loss of $30.7 million and net cash outflow from a change in working capital of $5.6 million, partially offset by stock-based compensation expense of $1.9 million, depreciation expense of $0.6 million, and amortization of investments of $0.1 million.

Net cash used in operating activities for the nine months ended September 30, 2021 was $34.3 million primarily due to Imara’s net loss of $37.1 million and net cash outflow from a change in working capital of $0.2 million, partially offset by stock-based compensation expense of $2.9 million and depreciation expense of $0.1 million.

Net Cash Provided by Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2022 was $34.7 million due to proceeds from maturities of short-term investments of $35.1 million, partially offset by purchases of property and equipment of $0.4 million.

Net cash provided by investing activities for the nine months ended September 30, 2021 was $12.9 million due to proceeds from maturities of short-term investments of $42.6 million, partially offset by purchases of short-term investments of $29.8 million.

Net Cash Provided by Financing Activities

Imara did not incur any financing cash outflow or inflow activities for the nine months ended September 30, 2022. Net cash provided by financing activities for the nine months ended September 30, 2021 was $49.1 million, primarily due to $47.0 million of net proceeds after deducting underwriting discounts and commissions from Imara’s July 2021 offering, $1.8 million of net proceeds after deducting underwriting discounts and commissions from the sale of common stock under the Sales Agreement with Cantor, and $0.9 million of proceeds received from the exercise of stock options. The financing cash inflows were partially offset by payment of $0.6 million of issuance costs.

The following table provides information regarding Imara’s cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(46,771)	$(37,398)
Net cash used in investing activities	(1,632)	(16,721)
Net cash provided by financing activities	49,101	96,881

Net increase (decrease) in cash, cash equivalents, and restricted cash	$698	$42,762

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $46.8 million primarily due to Imara’s net loss of $51.4 million, partially offset by stock-based compensation expense of $3.8 million, depreciation expense of $0.1 million, amortization of $0.2 million on our short-term investments, and net cash inflows from the change in operating assets and liabilities of $0.5 million.

Net cash used in operating activities for the year ended December 31, 2020 was $37.4 million primarily due to Imara’s net loss of $41.4 million, partially offset by stock-based compensation expense of $2.2 million, depreciation expense of $0.1 million, amortization of $0.1 million on our short-term investments, and net cash inflows from the change in operating assets and liabilities of $1.7 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $1.6 million primarily due to purchases of marketable securities of $47.6 million, partially offset by proceeds from sales and maturities of short-term investments of $45.9 million.

Net cash used in investing activities for the year ended December 31, 2020 was $16.7 million primarily due to purchases of marketable securities of $64.2 million, partially offset by proceeds from sales and maturities of short-term investments of $47.5 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was $49.1 million, primarily due to $46.8 million of net proceeds after deducting underwriting discounts and commissions and payment of issuance costs from Imara’s July 2021 offering, $1.4 million of net proceeds after deducting underwriting discounts and commissions and payment of issuance costs from the sale of common stock under the Sales Agreement with Cantor, and $0.9 million of proceeds received from the exercise of stock options.

Net cash provided by financing activities for the year ended December 31, 2020 was $96.9 million, primarily due to $80.4 million of net proceeds received from Imara’s initial public offering, after deducting underwriting discounts and commissions, $17.1 million of cash inflow resulting from sale of Series B Preferred Stock in February 2020, and $1.0 million of proceeds from stock option exercises. The proceeds from Imara’s initial public offering were partially offset by payments of $1.7 million of issuance costs.

Funding Requirements

Imara expects its operating expenses to decrease significantly as compared to operating expenses in 2021 and the first half of 2022 following its April 2022 decision to discontinue development of tovinontrine and implement a reduction in workforce. However, Imara may not realize, in full or in part, the anticipated benefits and savings in operating expenses from these decisions due to unforeseen difficulties, delays or unexpected costs. As a result, Imara’s future expenses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the outcome of its strategic process and depending on whether Imara decides to pursue any future product development efforts.

Based on its current operating plan, Imara expects its existing cash, cash equivalents and investments will enable it to fund its operating expenses and capital expenditure requirements for at least twelve months from the date of filing Imara’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2022, without giving effect to the Asset Sale. However, Imara has based this estimate on assumptions that may prove to be wrong and Imara could exhaust its capital resources sooner than it expects.

Imara’s future capital requirements will depend on the results of its ongoing strategic evaluation, including whether it completes the Merger. If the Merger is not completed, Imara will reconsider its strategic alternatives which may include a dissolution of the company, pursuit of another strategic transaction or the continued operation of product development. If the Merger does not close, if Imara decides to pursue any future product development efforts, its future funding requirements would depend on, and could increase significantly as a result of, many factors, including:

•	whether Imara realizes the anticipated cost savings in connection with its April 2022 workforce reduction;

•	Imara’s ability to consummate an alternative strategic transaction and the nature and type of such transaction;

•	Imara’s ability to bring any product candidates through preclinical and clinical development, and the timing and scope of these research and development activities;

•	the costs of obtaining clinical and commercial supplies of any product candidates Imara may seek to develop;

•	Imara’s ability to successfully commercialize any product candidates it may develop;

•	the manufacturing, selling and marketing costs associated with any product candidates Imara may develop, including the cost and timing of establishing its sales and marketing capabilities;

•	the amount and timing of sales and other revenues from any product candidates Imara may develop, including the sales price and the availability of adequate third-party reimbursement;

•	the time and cost necessary to respond to technological and market developments;

•	the extent to which Imara may acquire or in-license other product candidates and technologies;

•	Imara’s ability to attract, hire and retain qualified personnel;

•	the impact of the COVID-19 pandemic and Imara’s response to it;

•	the costs of maintaining, expanding and protecting Imara’s intellectual property portfolio; and

•	the costs associated with operating as a public company and maintaining compliance with exchange listing and SEC requirements.

A change in the outcome of any of these or other variables with respect to the development of any product candidate Imara may develop in the future could significantly change the costs and timing associated with the development of that product candidate. Further, Imara’s need for additional funds is heavily dependent on the outcome of its ability to complete a strategic transaction, including the Merger.

Moreover, if Imara decides to pursue future product development, until such time, if ever, as Imara can generate substantial revenues, Imara would expect to finance its cash needs through a combination of cash-on-hand, equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. Imara currently has no credit facility or committed sources of capital. To the extent that Imara raises additional capital through the sale of equity or convertible debt securities, the ownership interests of its existing stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect the rights of such stockholders. Additional debt financing, if available, may involve agreements that include restrictive covenants that limit Imara’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact Imara’s ability to conduct its business.

If Imara raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research program or product candidates, or grant licenses on terms that may not be favorable to Imara. If Imara is unable to raise additional funds through equity or debt financings when needed, it may be required to delay, limit, reduce or terminate any product development or future commercialization efforts or grant rights to develop and market product candidates that Imara would otherwise prefer to develop and market itself.

Contractual Obligations

In the normal course of business, Imara enters into agreements that contain contractual obligations, of which the most significant to date included its licensing agreement with Lundbeck. In connection with the Asset Sale, Imara’s license agreement with Lundbeck was assigned to Cardurion.

Imara’s license agreement with Lundbeck, as well as certain other agreements, required Imara to pay third parties upon achievement of certain development, regulatory or commercial milestones. Amounts related to contingent payments are not considered contractual obligations as they are contingent on the successful achievement of certain development, regulatory and commercial milestones that may not be achieved. Imara has not included payments contingent upon the achievement of certain development, regulatory or commercial milestones on Imara’s consolidated balance sheets. For further information regarding Imara’s license agreement with Lundbeck, please see Note 6 to Imara’s unaudited condensed consolidated financial statements for the fiscal period ended September 30, 2022, which are incorporated by reference herein.

Further, on October 13, 2022, Imara entered into the Merger Agreement with Enliven. The closing of the Merger is subject to approval by Imara’s stockholders and the stockholders of Enliven and other customary closing conditions. If Imara is unable to satisfy certain closing conditions under the Merger Agreement, or if other mutual closing conditions are not satisfied, Enliven will not be obligated to complete the Merger. The Merger Agreement contains certain termination rights of each of Imara and Enliven. Under certain circumstances detailed in the Merger Agreement, Imara could be required to pay Enliven a termination fee of $3.0 million or Enliven could be required to pay Imara a termination fee of $9.75 million. In addition, Enliven will be required to pay Imara a termination fee of $3.0 million if Enliven or Imara terminates the Merger Agreement at specified times with all conditions to closing of the Merger satisfied other than the conditions related to the completion of the Enliven pre-closing financing such that, in the case of Enliven’s condition, Enliven receives gross proceeds of at least $131.6 million, and in the case of Imara’s condition, Enliven receives gross proceeds of at least $75 million.

Critical Accounting Policies and Estimates

This management’s discussion and analysis is based on Imara’s unaudited condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these unaudited condensed consolidated financial statements requires Imara to make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reported periods. Imara bases its estimates on historical experience, known trends and events, and various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, Imara evaluates its judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the unaudited condensed consolidated financial statements prospectively from the date of change in estimates. During the three and nine months ended September 30, 2022, there were no material changes to Imara’s critical accounting policies from those described in its audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this proxy statement/prospectus.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Imara’s financial position and results of operations is disclosed in Note 2 to Imara’s unaudited condensed consolidated financial statements for the fiscal period ended September 30, 2022, which financial statements are incorporated herein by reference.

Emerging Growth Company Status

Imara is an EGC under the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Imara has elected to avail itself of delayed adoption of new or revised accounting standards and, therefore, it will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, Imara may take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•

Imara may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations within registration statements;

•	Imara may avail itself of the exemption from providing an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

Imara may avail itself of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

•	Imara may provide reduced disclosure about its executive compensation arrangements; and

•	Imara may not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

Imara will remain an EGC until the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year in which Imara has total annual gross revenues of $1.235 billion or more, (iii) the date on which Imara has issued more than $1.0 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which Imara is deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended.

ENLIVEN MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, references to “we,” “our,” “us” and “our company” refer to Enliven Therapeutics, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the section titled “Risk Factors” to gain an understanding of the factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Cautionary Statement Concerning Forward-Looking Statements and Market and Industry Data.”

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule inhibitors to help patients with cancer live not only longer, but better. We aim to address existing and emerging unmet needs with a precision oncology approach that improves survival and enhances overall patient well-being. Our discovery process combines deep insights from clinically validated biological targets and differentiated chemistry with the goal of designing best-in-class or first-in-class therapies. By combining clinically validated targets and specific TPPs with disciplined clinical trial design and regulatory strategy, we aim to develop drugs with an increased probability of clinical and commercial success. Clinically validated targets refers to biological targets that have demonstrated statistical significance on efficacy endpoints in published third-party clinical trials which we believe supports the development of our product candidates by increasing our probability of success. We have assembled a team of seasoned drug hunters with significant expertise in discovery and development of small molecule kinase inhibitors. Our team includes leading chemists who have been the primary or co-inventor of over 20 product candidates that have been advanced to clinical trials, including four FDA-approved products: Koselugo (selumetinib), Mektovi (binimetinib), Tukysa (tucatinib), and Retevmo (selpercatinib). We are currently advancing two parallel lead product candidates, ELVN-001 and ELVN-002, as well as pursuing several additional research stage opportunities that align with our development approach.

The following table summarizes our product candidate pipeline:

We were incorporated in the State of Delaware in June 2019 and are headquartered in Boulder, Colorado. Since our inception, we have devoted substantially all of our resources to research and development activities, including with respect to our BCR-ABL and HER2 programs and our other programs, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities.

We also do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical and preclinical testing, as well as for commercial manufacturing should any of our product candidates obtain marketing approval. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates. In addition, we generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

To date, we have funded our operations primarily through private placements of our convertible preferred stock. We have raised aggregate gross proceeds of $140.5 million from these private placements before issuance costs and, as of September 30, 2022, we had cash and cash equivalents of $86.2 million. Based on our current operating plan, our existing cash and cash equivalents as of the date of this prospectus, will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months.

As of September 30, 2022, we had an accumulated deficit of $73.3 million. We have incurred losses and negative cash flows from operations since inception, including net losses of $24.7 million and $19.0 million for the years ended December 31, 2021 and 2020, respectively. Our net losses for the nine months ended September 30, 2022 and 2021 were $28.1 million and $16.3 million, respectively. We expect that our operating losses and negative operating cash flows will continue for the foreseeable future as we continue to develop our product candidates.

Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on a variety of factors including the timing and scope of our research and development activities. We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities as we:

•	advance our BCR-ABL program through clinical development;

•	advance our HER2 program from preclinical development into and through clinical development;

•	advance the development of our other small molecule research programs;

•	expand our pipeline of product candidates through our own research and development efforts;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any approved product candidates;

•	contract to manufacture any approved product candidates;

•	expand our clinical, scientific, management and administrative teams;

•	maintain, expand, protect and enforce our intellectual property portfolio, including patents, trade secrets and know how;

•	implement operational, financial and management systems; and

•	operate as a public company.

We do not have any products approved for commercial sale, and we have not generated any revenue from product sales or other sources. Our ability to generate product revenue sufficient to achieve and maintain profitability will depend upon the successful development and eventual commercialization of one or more of our product candidates which we expect, if it ever occurs, will take many years. We will therefore require substantial additional capital to develop our product candidates and support our continuing operations. Accordingly, until such time that we can generate a sufficient amount of revenue from product sales or other sources, if ever, we expect to finance our operations through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. However, we may be unable to raise additional capital from these sources on favorable terms, or at all. Our failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, including requiring us to delay, reduce or curtail our research, product development or future commercialization efforts. We may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. We cannot provide assurance that we will ever generate positive cash flow from operating activities.

Recent Developments

The Merger

On October 13, 2022, we entered into the Merger Agreement with Imara and Merger Sub. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Enliven, with Enliven continuing as a wholly owned subsidiary of Imara and the surviving corporation of the Merger. The Merger is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Code and, in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code. The Merger Agreement and the Merger were approved by the members of the board of directors of Enliven.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Enliven common stock (including common stock issued upon the conversion of our preferred stock) will be converted into the right to receive a number of shares of Imara common stock (after giving effect to the Reverse Stock Split) equal to the exchange ratio per the Merger Agreement; and (b) each then outstanding Enliven stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Imara.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, our former stockholders, including purchasers in the Enliven pre-closing financing, as of immediately rior to the Merger are currently estimated to own approximately 84.1% of the outstanding shares of the combined company on a fully-diluted basis and stockholders of Imara as of immediately prior to the Merger are currently estimated to own approximately 15.9% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, and in order to provide Enliven with additional capital for its development programs prior to the closing of this Merger, certain new and current investors have agreed to purchase an aggregate of approximately $164.5 million of common stock of Enliven in the Enliven pre-closing financing. The board of directors of both Imara and Enliven have approved the proposed transaction. Completion of the transaction, which is expected by the first quarter of 2023, is subject to approval by Imara’s and our shareholders and the satisfaction or waiver of certain other customary closing conditions.

Business Impact of the COVID-19 Pandemic

The global COVID-19 pandemic continues to evolve, and we continue to monitor it closely. The extent of the impact of the pandemic on our business, operations and research and development timelines and plans remains uncertain, and will depend on numerous factors, including the impact, if any, on our personnel, the duration and spread of the pandemic, the success of vaccination efforts and therapeutic treatments targeted at the pandemic, the responses of governmental entities, and the responses of third parties such as CROs, CMOs and other third parties with whom we do business. As a result of the COVID-19 pandemic, our employees are currently telecommuting, which may impact certain of our operations over the near term and long term. Additionally, certain third parties with whom we engage or may engage, including collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties are similarly adjusting their operations and assessing their capacity in light of the COVID-19 pandemic. For example, we use third parties including Pharmaron to conduct preclinical studies and clinical trials and provide us with API. Pharmaron has previously experienced delays as a result of COVID-19 which resulted in a minor delay in our preclinical studies. While the extent of the impact of the current COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition and operating results. For more information regarding the risks related to COVID-19, see the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue and we do not expect to generate any revenue from the sale of products or from other sources in the foreseeable future.

Operating Expenses

Research and Development

Research and development expenses account for a significant portion of our operating expenses and consist primarily of external and internal expenses incurred in connection with the discovery and development of our product candidates.

External expenses include:

•	payments to third parties in connection with the development of our product candidates, including agreements with third parties such as CROs and consultants;

•	the cost of manufacturing products for use in our clinical and preclinical studies, including payments to CMOs and consultants; and

•

payments to third parties in connection with the preclinical development of our product candidates, including for outsourced professional scientific development services, consulting research and sponsored research.

Internal expenses include:

•	personnel-related costs, including salaries, bonuses, related benefits and stock-based compensation expenses for employees engaged in research and development functions; and

•	facilities-related expenses, depreciation, laboratory supplies, travel expenses and other allocated expenses.

We expense research and development expenses in the periods in which they are incurred. We do not track our research and development expenses on a program specific basis until the program reaches the clinical stage, as preclinical costs are deployed across multiple projects and, as such, are not separately classified. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the level of service that has been performed at each reporting date. We utilize CROs for our research and development activities and CMOs for our manufacturing activities and we do not have our own laboratory or manufacturing facilities. Therefore, we have no material facilities expenses attributed to research and development.

Product candidates in later stages of development generally have higher development costs than those in earlier stages. As a result, we expect that our research and development expenses will increase substantially over the next several years as we advance our product candidates through preclinical studies into and through clinical trials, continue to discover and develop additional product candidates, expand, maintain, protect and enforce our intellectual property portfolio, and hire additional research and development personnel.

The successful development of our product candidates is highly uncertain, and we do not believe it is possible at this time to accurately project the nature, timing and estimated costs of the efforts necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. To the extent our product candidates continue to advance into clinical trials, as well as advance into larger and later-stage clinical trials, our expenses will increase substantially and may become more variable. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates are subject to numerous uncertainties and will depend on a variety of factors, including:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we pursue;

•	our ability to establish a sufficient safety profile with IND-enabling toxicology studies to enable clinical trials;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	per subject trial costs;

•	the number and extent of trials required for regulatory approval;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible subjects in clinical trials;

•	the number of subjects that participate in the trials;

•	the drop-out and discontinuation rate of subjects;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of subject participation in the trials and follow-up;

•	the extent to which we encounter any serious adverse events in our clinical trials;

•	the timing of receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals and post-marketing approval commitments from applicable regulatory authorities;

•	the extent to which we establish collaborations, strategic partnerships or other strategic arrangements with third parties, if any, and the performance of any such third party;

•	hiring and retaining research and development personnel;

•	our arrangements with our CMOs and CROs;

•	development and timely delivery of commercial-grade drug formulations that can be used in our planned clinical trials and for commercial launch;

•	the impact of any business interruptions to our operations or to those of the third parties with whom we work, particularly in light of the current COVID-19 pandemic environment; and

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights.

Any of these factors could significantly impact the costs, timing and viability associated with the development of our product candidates.

General and Administrative

General and administrative expenses consist of salaries, bonuses, related benefits and stock- based compensation expense for personnel in executive, finance and administrative functions; professional fees for legal, consulting, accounting and audit services; and travel expenses, technology costs and other allocated expenses. We expense general and administrative expenses in the periods in which they are incurred.

We expect that our general and administrative expenses will increase substantially over the next several years as we hire additional personnel to support the growth of our business. In addition, if Enliven completes the Merger, the combined company will incur significant additional expenses associated with being a public company, including expenses related to accounting, audit, legal, regulatory, public company reporting and compliance, director and officer insurance, investor and public relations, and other administrative and professional services.

Other Income (Expense), Net

Change in Fair Value of Series A Convertible Preferred Stock Tranche Liability

Our Series A preferred stock financing in April 2020 included an obligation whereby the investors agreed to buy, and we agreed to sell, additional shares at a fixed price if a certain agreed upon milestones was achieved or at the election of investors. This obligation was determined to be a freestanding financial instrument that should be accounted for as a liability at fair value, and the convertible preferred stock tranche liability is revalued at each reporting period through settlement with changes in the fair value recorded in other income (expense) in our statements of operations and comprehensive loss. This liability was settled on the second closing of our Series A convertible preferred stock financing in December 2020.

Interest Income

Interest income primarily consists of interest income generated from our cash equivalents in interest-bearing money market accounts.

Results of Operations

Comparison of the Nine Months Ended September 30, 2022 and 2021

The following table summarizes our results of operations for the periods indicated:

	Nine Months Ended September 30,
	2022	2021
	(in thousands)
Operating expenses:
Research and development	$22,825	$13,610
General and administrative	5,803	2,757

Total operating expenses	28,628	16,367

Loss from operations	(28,628)	(16,367)
Other income (expense), net
Interest income	516	19

Total other income (expense), net	516	19

Net loss and comprehensive loss	$(28,112)	$(16,348)

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Nine Months Ended September 30,
	2022	2021
	(in thousands)
External expenses	$15,357	$9,563
Internal expenses	7,468	4,047

Total research and development expenses	$22,825	$13,610

Research and development expenses were $22.8 million for the nine months ended September 30, 2022 compared to $13.6 million for the nine months ended September 30, 2021, an increase of $9.2 million. This increase was primarily due to increases of $2.6 million in clinical trial expenses, $3.5 million in external cost related to medicinal chemistry, compound profiling and contract manufacturing activities, $2.0 million in personnel-related costs due to an increase in headcount, $0.8 million related to stock-based compensation, $0.2 million in facility-related expenses, and $0.1 million in travel costs..

General and Administrative Expenses

General and administrative expenses were $5.8 million for the nine months ended September 30, 2022 compared to $2.8 million for the nine months ended September 30, 2021, an increase of $3.0 million. The increase was primarily due to an increase of $1.9 million in professional services costs, $0.4 million related to stock-based compensation and $0.5 million in personnel-related costs reflecting an increase in headcount, and $0.2 million related to other expenses.

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2021	2020
	(in thousands)
Operating expenses:
Research and development	$20,474	$8,240
General and administrative	4,288	1,078

Total operating expenses	24,762	9,318

Loss from operations	(24,762)	(9,318)
Other income (expense), net
Change in fair value of Series A convertible preferred stock tranche liability	—	(9,679)
Interest income	22	31

Total other income (expense), net	22	(9,648)

Net loss and comprehensive loss	$(24,740)	$(18,966)

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Year Ended December 31,
	2021	2020
	(in thousands)
External expenses	$14,765	$5,631
Internal expenses	5,709	2,609

Total research and development expenses	$20,474	$8,240

Research and development expenses were $20.4 million for the year ended December 31, 2021 compared to $8.2 million for the year ended December 31, 2020, an increase of $12.2 million. This increase was primarily due to increases of $3.5 million in chemistry, manufacturing and control projects, which increased in size and scope, an increase of $3.5 million in contract labor and consulting services due to continued growth, an increase of $1.8 million in personnel-related costs reflecting an increase in headcount in this area and an increase of

$1.6 million in IND enabling studies, as there were no costs incurred related to IND enabling studies in 2020, an increase in clinical trial costs of $0.6 million, an increase in stock based compensation of $0.9 million, and an increase in facilities and other expenses of $0.3 million.

General and Administrative Expenses

General and administrative expenses were $4.3 million for the year ended December 31, 2021 compared to $1.1 million for the year ended December 31, 2020, an increase of $3.2 million. The increase was primarily due to an increase of $1.9 million in professional services costs, $0.9 million in stock-based compensation expense and $0.4 million in personnel-related costs.

Change in Fair Value of Series A Convertible Preferred Stock Tranche Liability

We recognized a $9.7 million charge from the settlement of the Series A convertible preferred stock tranche liability relating to our grant of an option to purchase additional shares of our Series A convertible preferred stock as part of our Series A financing in April 2020. This obligation was satisfied and the liability was settled in December 2020.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from product sales or other sources and have incurred significant operating losses and negative cash flows from our operations. To date, we have funded our operations primarily through private placements of our convertible preferred stock for gross proceeds of $140.5 million before issuance costs. As of September 30, 2022, we had cash and cash equivalents of $86.2 million.

Our primary uses of cash to date have been to fund our research and development activities, including with respect to our BCR-ABL and HER2 programs and our other programs, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities.

Future Capital Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates, and we do not know when, or if, that will occur. Until such time as we can generate significant revenue from product sales, if ever, we will continue to require substantial additional capital to develop our product candidates and fund operations for the foreseeable future. We expect our expenses to increase significantly in connection with our ongoing activities as described in greater detail below. We are subject to all the risks incident in the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect our expenses to increase significantly, as we:

•	advance our BCR-ABL program through clinical development;

•	advance our HER2 program from preclinical development into and through clinical development;

•	advance the development of our other small molecule research programs;

•	expand our pipeline of product candidates through research and development efforts;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any approved product candidates;

•	contract to manufacture any approved product candidates;

•	expand our clinical, scientific, management and administrative teams;

•	maintain, expand, protect and enforce our intellectual property portfolio, including patents, trade secrets and know how;

•	implement operational, financial and management systems; and

•	operate as a public company.

In order to complete the development of our product candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we will require substantial additional capital. Accordingly, until such time that we can generate a sufficient amount of revenue from product sales or other sources, if ever, we expect to seek to raise any necessary additional capital through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. To the extent that we raise additional capital through equity financings or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, including restricting our operations and limiting our ability to incur liens, issue additional debt, pay dividends, repurchase our common stock, make certain investments or engage in merger, consolidation, licensing or asset sale transactions. If we raise capital through collaborations, partnerships and other similar arrangements with third parties, we may be required to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. We may be unable to raise additional capital from these sources on favorable terms, or at all. Our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic and otherwise. Our failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, including requiring us to delay, reduce or curtail our research, product development or future commercialization efforts. We may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. We cannot provide assurance that we will ever generate positive cash flow from operating activities.

Enliven expects that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date of this filing. Prior to the merger, Enliven expects to receive gross proceeds of approximately $164.5 million from the financing contemplated by the Enliven pre-closing financing. Upon the closing of the merger, Enliven expects to incur additional costs associated with operating as an SEC registrant. In addition, Enliven anticipates that it will need substantial additional funding in connection with its continuing operations. We have based our projections of operating capital requirements on our current operating plan, which includes several assumptions that may prove to be incorrect, and we may use all of our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount and timing of our capital requirements. Our future funding requirements will depend on many factors, including:

•	the scope, timing, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

•	the scope, timing, progress, results and costs of researching and developing other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the cost and timing of attracting, hiring and retaining skilled personnel to support our operations and continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•

our ability to establish, maintain, and derive value from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties on favorable terms, if at all;

•	the extent to which we acquire or in-license other product candidates and technologies, if any; and

•	the costs associated with operating as a public company.

A change in the outcome of any of these or other factors with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional capital to meet the capital requirements associated with such operating plans.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,
	2022	2021	2021	2020
Net cash used in operating activities	$(23,932)	$(12,540)	$(19,134)	$(8,529)
Net cash used in investing activities	(511)	(134)	(191)	(461)
Net cash provided by (used in) financing activities	578	461	(1,016)	130,513

Net increase (decrease) in cash, cash equivalents, and restricted cash	$(23,865)	$(12,213)	$(20,341)	$121,523

Cash Flows from Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2022 was $23.9 million. This consisted primarily of net loss of $28.1 million, partially offset by non-cash charges for stock based compensation of $2.5 million and the write-off of previously deferred initial public offering costs of $1.7 million, and a net decrease in our operating assets and liabilities of $0.2 million, primarily due to increases in prepaids and other current assets and accrued expenses and other liabilities partially offset by decreases in accounts payable and accrued expenses and other liabilities.

Net cash used in operating activities during the nine months ended September 30, 2021 was $12.5 million. This consisted primarily of net loss of $16.3 million, partially offset by the non-cash charge for stock-based compensation of $1.3 million, and a net increase in our operating assets and liabilities of $2.4 million, primarily due to increases in accounts payable and accrued expenses.

Net cash used in operating activities during the year ended December 31, 2021 was $19.1 million. This consisted primarily of the net loss of $24.7 million, partially offset by the non-cash charge for stock-based compensation of $1.9 million and a net increase in our operating assets and liabilities of $3.6 million, primarily due to an increase in accrued expenses and other liabilities.

Net cash used in operating activities during the year ended December 31, 2020 was $8.5 million. This consisted primarily of net loss of $19.0 million, partially offset by the non-cash charge for the change in fair value of the Series A preferred stock tranche liability of $9.7 million and stock-based compensation of $0.1 million, and a net increase in our operating assets and liabilities of $0.6 million, primarily due to increases in accounts payable and accrued expenses.

Cash Flows from Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2022 was $0.5 million related to purchase of property and equipment.

Net cash used in investing activities for the nine months ended September 30, 2021 was $0.1 million related to purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2021 was $0.2 million and related to purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2020 was $0.5 million and related to purchase of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities during the nine months ended September 30, 2022 was $0.6 million. This consisted of proceeds of $0.6 million resulting from the sale of shares of our common stock.

Net cash provided by financing activities during the nine months ended September 30, 2021 was $0.5 million. This consisted of proceeds of $0.7 million resulting from the sale of shares of our common stock, partially offset by $0.2 million of issuance costs related to our convertible preferred stock.

Net cash used by financing activities during the year ended December 31, 2021 was $1.0 million. This primarily consisted of proceeds of $0.7 million resulting from stock option purchases, offset by $0.2 million of issuance costs associated with the sale of Series A and Series B convertible preferred stock, and issuance costs of $1.5 million related to the Company’s planned initial public offering.

Net cash provided by financing activities during the year ended December 31, 2020 was $130.5 million. This primarily consisted of proceeds of $0.3 million, $45.2 million and $84.9 million resulting from the sale of shares of our Series Seed, Series A and Series B convertible preferred stock, net of issuance costs, respectively.

Contractual Obligations and Commitments

We sublease certain office space in Boulder, Colorado under which the lease was scheduled to expire on December 31, 2021. We amended the lease in March 2021 and in April 2022 to expand its size and extend its expiration date to December 2024.

The following table summarizes our contractual obligations and commitments as of September 30, 2022 (in thousands):

	Payments Due by Period
	Total	Remainder of 2022	2023-2024	Thereafter
Operating lease obligation	$750	$80	$670	$—

We have also entered into agreements in the normal course of business with certain vendors for the provision of goods and services, which includes manufacturing services with CMOs and development services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement. These obligations and commitments are not separately presented.

Off-Balance Sheet Arrangements

We currently do not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on a periodic basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as the policies relate to the more significant areas involving management’s judgments and estimates used in the preparation of our financial statements.

There have been no material changes to our significant accounting policies during the nine months ended September 30, 2022, other than those discussed in Note 2 of our unaudited financial statements for the nine months ended September 30, 2022, included elsewhere in this proxy statement/prospectus.

Accrued Research and Development Expense

We are required to estimate our expenses resulting from obligations under contracts with vendors, and consultants, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the preclinical study, as measured by the timing of various aspects of the study or related activities. We determine accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, we adjust our rate of expense recognition if actual results differ from our estimates.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation

We measure stock-based awards granted to employees, non-employee directors, consultants and independent advisors based on the estimated grant date fair value of the awards. For awards with only service conditions, including stock options and restricted stock awards, compensation expense is recognized over the requisite service period using the straight-line method. We use the Black-Scholes option pricing model to estimate the fair value of our stock option awards. The Black-Scholes option pricing model requires us to make assumptions and judgements about the variables used in the calculations, including the fair value of common stock, expected term, expected volatility of our common stock, risk-free interest rate and expected dividend yield. As the stock-based compensation is based on awards ultimately expected to vest, it is reduced by forfeitures, which we account for as they occur.

Estimating the fair value of equity-settled awards as of the grant date using the Black-Scholes option pricing model is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation is recognized. These inputs are subjective and generally require significant analysis and judgement to develop. The inputs are as follows:

•	Fair Value of Common Stock—See the subsection titled “Fair Value of Common Stock” below for more information.

•

Expected Term—The expected term represents the period that our options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock option grants.

•

Expected Volatility—The expected stock price volatility is estimated based on the average volatility for comparable publicly-traded biopharmaceutical companies over a period equal to the expected term of the stock option grants as we do not have sufficient history of trading our common stock. The comparable companies are chosen based on their similarities to us, including life cycle stage, therapeutic focus and size.

•	Risk-Free Interest Rate—The risk-free interest rate is based on U.S. Treasury yields in effect at the grant date for notes with comparable terms as the awards.

•	Expected Dividend Yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend of zero.

See Note 10 to our financial statements appearing elsewhere in this proxy statement/prospectus for further details.

We will continue to use judgment in evaluating the expected volatilities, expected terms, and risk- free interest rates utilized for our stock-based compensation calculations on a prospective basis. Assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation recognized in future periods could be materially different.

We recorded stock-based compensation expense of $2.5 million and $1.3 million for the nine months ended September 30, 2022 and 2021, and $1.9 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively. As of September 30, 2022, we had $8.5 million of unrecognized stock-based compensation expense, which we expect to recognize over an estimated weighted-average period of 2.7 years. We expect to continue to grant stock options and other stock-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Fair Value of Common Stock

Prior to the Merger, there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuation of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, our board of directors considered the following methods:

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method (PWERM) is a scenario-based analysis that estimates the fair value of common stock based upon an analysis of future values for the business, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible forecasted outcomes as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at a non-marketable indication of value for the common stock.

•

Option Pricing Method. Under the option pricing method (OPM), shares are valued by creating a series of call options, representing the present value of the expected future returns to the stockholders, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Current Value Method. Under the Current Value Method, once the fair value of the enterprise is established based on the balance sheet, the value is allocated to the various series of preferred and common stock based on their respective liquidation preferences or conversion values, whichever is greater.

•	Hybrid Method. The Hybrid Method is a blended approach using aspects of both the PWERM and OPM, in which the equity value in one of the scenarios is calculated using an OPM.

Based on our stage of development and other relevant factors, we determined that the Hybrid Method was the most appropriate method for allocating our enterprise value to determine the estimated value of our common stock since inception.

In addition to considering the third-party valuations of our common stock, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	our operating results, financial position, and capital resources;

•	our stage of development and material risks related to our business;

•	the progress of our research and development programs and our business strategy;

•	our business conditions and projects;

•	the lack of marketability of our common stock and our convertible preferred stock as a private company;

•	the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry;

•	the likelihood of achieving a liquidity event for our securityholders, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	the hiring of key personnel and the experience of management; and

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry.

The assumptions underlying these valuations represented our board and management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our stock-based compensation expense could be materially different.

Following the closing of the Merger, our board of directors will determine the fair market value of our common stock based on the quoted market price of our common stock on the date of grant.

Convertible Preferred Stock Tranche Liability

Our Series A convertible preferred stock included an obligation whereby the investors agreed to buy, and we agreed to sell, additional shares at a fixed price if certain agreed upon milestones were achieved or at the election of investors. This obligation was determined to be a freestanding financial instrument that should be accounted for as a liability at fair value, and the convertible preferred stock tranche liability is revalued at each reporting period through settlement with changes in the fair value recorded in other income (expense) in our statements of operations and comprehensive loss. The fair value at settlement was reclassified to convertible preferred stock at such time.

We utilized the Black-Scholes option pricing model, which incorporated assumptions and estimates, to estimate the fair value of the Series A convertible preferred stock tranche liability. Significant estimates and assumptions impacting the fair value measurement include (1) the estimated conversion dates, (2) risk-free interest rates, and (3) expected stock price volatility.

We determine the estimated fair value per share of the underlying convertible preferred stock by taking into consideration the most recent sales of our convertible preferred stock as well as additional factors that we deemed relevant. The risk-free rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected term of the preferred stock tranche feature. We estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends. We estimated the time to liquidity by weighting potential timelines associated with reaching various milestones. We historically have been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimate our expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for the expected terms. The determination of the type of option is based on the payouts available to the holders of the tranche rights and the level of control the investors had over exercising these rights.

These estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our redeemable convertible preferred stock tranche liability could be materially different.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial condition and results of operations is disclosed in Note 2 to both of our audited financial statements and unaudited condensed financial statements appearing elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of September 30, 2022 and December 31, 2021, our cash and cash equivalents consisted primarily of U.S. Treasury-backed money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term maturities of our investments, we believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our financial results.

As of September 30, 2022 and December 31, 2021, we had no debt outstanding and are therefore not exposed to interest rate risk with respect to debt.

Foreign Currency Exchange Risk

Our primary operations are transacted in U.S. Dollars. However, we have entered into a limited number of contracts with vendors for research and development services that are denominated in foreign currencies, including the British pound/Euros. We could be subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. We believe a hypothetical 100 basis point increase or decrease in foreign exchange rates during any of the periods presented would not have had a material impact on our financial condition or results of operations.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will initially be fixed at nine members, consisting of one (1) current Imara board member, namely Rahul Ballal, and eight (8) current Enliven board members, namely Sam Kintz, Joseph Lyssikatos, Jake Bauer, Mika Derynck, Rishi Gupta, Richard Heyman, Andrew Phillips, and Andrew Schwab. The staggered structure of the current Imara board of directors will remain in place for the combined company following the completion of the Merger.

The following table lists the names and ages, as of October 31, 2022, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger:

Name	Age	Position
Executive Officers:

Sam Kintz, M.B.A.	37	President, Chief Executive Officer and Director
Helen Collins, M.D.	60	Chief Medical Officer
Benjamin Hohl	34	Chief Financial Officer
Joseph P. Lyssikatos, Ph.D.	57	Chief Scientific Officer and Director
Anish Patel, Pharm.D.	43	Chief Operating Officer

Non-Employee Directors:

Rahul Ballal, Ph.D.	45	Director
Jake Bauer	43	Director
Mika Derynck, M.D.	60	Director
Rishi Gupta, J.D.	45	Director
Richard Heyman, Ph.D.	65	Director
Andrew Phillips, Ph.D.	51	Director
Andrew Schwab	51	Director

Executive Officers

Sam Kintz, M.B.A., is one of Enliven’s co-founders and has served as its President and Chief Executive Officer and a member of its board of directors since June 2019 and will serve as the President, Chief Executive Officer, and a member of the board of directors of the combined company following the Merger. Prior to joining Enliven, Mr. Kintz served as Executive Director, Head of Research at AbbVie Stemcentrx LLC, a subsidiary of AbbVie Inc., a biopharmaceutical company, from October 2016 to June 2019. He served as Senior Director, Strategy and Business Development at Stemcentrx, Inc., a private biopharmaceutical company, from February 2016 to October 2016 until it was acquired by AbbVie. He has also worked as a medicinal chemist at Genentech, where he designed and synthesized small-molecule drugs for the treatment of cancer. Mr. Kintz holds a B.S. in Chemistry from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Kintz is qualified to serve on the combined company’s board of directors because of the perspective and experience he provides as one of Enliven’s founders and as its President and Chief Executive Officer, his education, and his experience in leadership positions at companies in the life sciences industry.

Helen Collins, M.D., has served as Enliven’s Chief Medical Officer since July 2021 and will serve as the Chief Medical Officer of the combined company following the Merger. Prior to joining Enliven, Dr. Collins was with Five Prime Therapeutics, Inc., a clinical-stage biotechnology company focused on oncology and immunology diseases which was acquired by Amgen, Inc., where she served as Executive Vice President from August 2019 and Chief Medical Officer from March 2017 to April 2021. She also served as Senior Vice President from March 2017 to August 2019 and Vice President of Clinical Development from June 2016 to March 2017. She serves as a member of the board of directors of Kura Oncology, Inc., a clinical stage biopharmaceutical company. Dr. Collins holds an A.B. in Chemistry from Bryn Mawr College and an M.D. from the Johns Hopkins University School of Medicine.

Benjamin Hohl has served as Enliven’s Chief Financial Officer since August 2021 and will serve as the Chief Financial Officer of the combined company following the Merger. Mr. Hohl joined Enliven from the Healthcare Investment Banking Group at Goldman Sachs & Co LLC, an investment bank and financial services company, where he worked as an investment banker for nearly a decade advising on and executing biopharmaceutical and life sciences financing and strategic transactions from July 2012 to July 2021. He holds a B.A. in Business Economics and Accounting from the University of California, Los Angeles.

Joseph Lyssikatos, Ph.D., is one of Enliven’s co-founders and has served as its Chief Scientific Officer and a member of its board of directors since June 2019 and will serve as Chief Scientific Officer and a member of the board of directors of the combined company following the Merger. Prior to joining Enliven, Dr. Lyssikatos served as an Executive Director of Discovery and Head of Oncology ADC Technologies at Stemcentrx, Inc., a

subsidiary of AbbVie, Inc. and biopharmaceutical company, from March 2017 to June 2019. He served as a

Denali Fellow at Denali Therapeutics Inc., a clinical stage biopharmaceutical company focused on therapies relating to neurodegenerative diseases, from November 2015 to March 2017. He also served as Vice President of Medicinal Chemistry and DMPK at Biogen Inc., a biotechnology company focused on therapies for neurological diseases, from June 2014 to November 2015. He has also worked as an Executive Director at AbbVie, Staff Scientist at Genentech and Senior Director at Array Biopharma. Dr. Lyssikatos holds a B.S. in Chemistry from the College of William and Mary and a Ph.D. in Chemistry from the University of California, Berkeley.

Dr. Lyssikatos is qualified to serve on the combined company’s board of directors because of the perspective and experience he provides as one of Enliven’s founders and as its Chief Scientific Officer, his experience in leadership positions at companies in the life sciences industry and strong technical background.

Anish Patel, Pharm.D., is one of Enliven’s co-founders and has served as its Chief Operating Officer since June 2019 and will serve as Chief Operating Officer of the combined company following the Merger. Prior to joining Enliven, Dr. Patel served as Head of Medical Affairs at Stemcentrx from August 2016 to April 2019. Prior to Stemcentrx, Dr. Patel served as Senior Director of Field Medical/ Marketing at Pharmacyclics, an AbbVie company focused on developing small-molecule medicines for the treatment of cancers and immune-mediated diseases, from April 2013 to July 2016. He holds a B.S. in Microbiology and Chemistry from the University of Illinois, Urbana-Champaign and a Pharm.D. from the University of Michigan, Ann Arbor.

Non-Employee Directors

Rahul Ballal, Ph.D., has served as Imara’s President and Chief Executive Officer and as a member of its board of directors since June 2018 and will serve as a member of the board of directors of the combined company following the Merger. Prior to joining Imara, Dr. Ballal served as Chief Business Officer of Northern Biologics Inc., a biotechnology company, from May 2016 to June 2018, and as an Entrepreneur-in-Residence at Versant Ventures Management LLC, a life sciences venture capital firm, from May 2016 to June 2018. Previously, Dr. Ballal was Vice President, Business Development at Flexion Therapeutics, Inc., or Flexion, a public biopharmaceutical company, from March 2011 to May 2016. Prior to Flexion, he held a venture fellowship position at Novartis Venture Funds, a venture capital fund, as part of the Kauffman Fellowship, from June 2010 to June 2012, and overlapped in business development at the Broad Institute of Massachusetts Institute of Technology, a biomedical and genomic research center, from September 2009 to March 2011. Dr. Ballal has served on the board of Agios Pharmaceuticals Inc., a biopharmaceutical company, since August 2022. He holds a Ph.D. in biochemistry and molecular biology from Georgetown University, an M.S. in biotechnology from Johns Hopkins University and a B.A. in biology from Brown University.

Dr. Ballal is qualified to serve on the combined company’s board of directors because of the perspective and experience he provides as Imara’s President and Chief Executive Officer and as a member of its board of directors and his experience as an executive of companies in the life sciences industry.

Jake Bauer has served as a member of Enliven’s board of directors since June 2021 and will serve as a member of the board of directors of the combined company following the Merger. Mr. Bauer has served as a Venture

Partner at ARCH Venture Partners and SR One Capital Management since September 2021 and an independent consultant working with companies in the life sciences industry since November 2020. Prior to MyoKardia, Inc.’s acquisition by Bristol Myers Squibb in November 2020, Mr. Bauer served as the Chief Business Officer of MyoKardia, Inc., a clinical stage biopharmaceutical company, beginning in April 2018. Mr. Bauer has also served as the Senior Vice President, Finance and Corporate Development and Principal Financial Officer of MyoKardia, Inc. from July 2016 to April 2018 and as Vice President, Business Development and Business Operations of MyoKardia, Inc. from July 2014 to July 2016. Mr. Bauer also serves on the board of directors of Attralus, Inc., a clinical stage biopharmaceutical company, Simcha Therapeutics, Inc., a clinical stage biotechnology company, Phoenix Tissue Repair, Inc., a clinical stage biopharmaceutical company, ARYA Sciences Acquisition Corp V, since May 2021 and previously served on the board of directors of ARYA Sciences Acquisition Corp II from July 2020 to October 2020. He holds a B.Sc. in Biology and a B.A. in Economics from Duke University and an M.B.A. from Harvard Business School.

Mr. Bauer is qualified to serve on the combined company’s board of directors because of his experience as an executive of companies in the life sciences industry.

Mika Derynck, M.D., has served as a member of Enliven’s board of directors since August 2021 and will serve as a member of the board of directors of the combined company following the Merger. Dr. Derynck has served as the Chief Medical Officer at Amunix Pharmaceuticals, Inc., an immuno-oncology company, since April 2019. Since February 2022, Amunix Pharmaceuticals has been acquired by Sanofi SA and she remains the Chief Medical Officer for Amunix within Sanofi R&D. From January 2004 to April 2019, she served as Senior Group Medical Director at Genentech, a biotechnology company and subsidiary of Roche Holding AG. Dr. Derynck holds a B.A. in Biology from Boston University and an M.D. from Boston University School of Medicine. She completed an Internal Medicine residency at Johns Hopkins Hospital and a fellowship in Medical Oncology at the University of California, San Francisco.

Dr. Derynck is qualified to serve on the combined company’s board of directors because of her technical expertise and experience as an executive of companies in the life sciences industry

Rishi Gupta, J.D., has served as a member of Enliven’s board of directors since July 2019 and will serve as a member of the board of directors of the combined company following the Merger. Mr. Gupta has been a Partner at OrbiMed Advisors LLC, an investment firm, since 2013. Mr. Gupta currently serves as a director of Verona Pharma PLC and several private companies. Prior to OrbiMed, Mr. Gupta was a healthcare investment banker at Raymond James & Associates, served as manager of corporate development at Veritas Medicine, and was a summer associate at Wachtell, Lipton, Rosen & Katz. Mr. Gupta received an A.B. in biochemical sciences from Harvard College and a J.D. from Yale Law School.

Mr. Gupta is qualified to serve on the combined company’s board of directors because of his experience in biotechnology investing and his experience serving on the boards of public and private companies.

Richard Heyman, Ph.D., Dr. Heyman has served as a member of Enliven’s board of directors since March 2021 and will serve as a member of the board of directors of the combined company following the Merger. Dr. Heyman has served as a Venture Partner at Arch Venture Partners, a venture capital firm, since May 2019. Since June 2015, he has served as the Executive Chairman of Metacrine, Inc., a clinical-stage biotechnology company focused on liver and GI diseases he co-founded and as a director since September 2014. Dr. Heyman also worked at ORIC Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company focused on oncology, including as a director since March 2015, Acting President and Chief Executive Officer, from November 2017 to May 2018 and as President and Chief Executive Officer from November 2015 to May 2016. Dr. Heyman has served on the board of directors of PMV Pharmaceuticals, Inc., a precision oncology company, since June 2020, and previously served on the board of directors of Gritstone bio, Inc., a clinical-stage biotechnology company focused on developing targeted immunotherapies for cancer and infectious disease, from November 2015 to August 2022, BCTG Acquisition Corp., a special purpose acquisition company, from September 2020 to August

2021, and Yumanity Therapeutics, Inc., a clinical-stage biopharmaceutical company focused on therapies for neurodegenerative diseases from May 2016 to June 2022. He is a member of the Board of Trustees at the Salk Institute and on the Board of Visitors at the University of California at San Diego Moores Cancer Center. Dr. Heyman holds a B.S. in Chemistry from the University of Connecticut and a Ph.D. in Pharmacology from the University of Minnesota.

Dr. Heyman is qualified to serve on the combined company’s board of directors because of his investment experience and experience as an executive of companies in the life sciences industry.

Andrew Phillips, Ph.D., has served as a member of Enliven’s board of directors since December 2020 and will serve as a member of the board of directors of the combined company following the Merger. Dr. Phillips has served as Chief Executive Officer of Aleksia Therapeutics, Inc., a biotechnology company, and Nexo Therapeutics, Inc., a biotechnology company, since August 2022. Dr. Phillips served as a Managing Director at Cormorant Asset Management, an investment manager, from August 2020 to August 2022. Since April 2021, he has served as a member of the board of directors of MoonLake Immunotherapeutics, Inc. (and its predecessor Helix Acquisition Corp.), a biopharmaceutical company, and also served as the Chief Financial Officer of Helix Acquisition Corp. from April 2021 to April 2022, and since June 2021, he has served as Chief Executive Officer of Blossom Bioscience Ltd. From January 2016 to March 2020, Dr. Phillips was with C4 Therapeutics, Inc., a clinical-stage biopharmaceutical company focused on therapeutics for the treatment of cancer and other diseases, where he served as Chief Executive Officer from May 2018 to March 2020, President from September 2016 to May 2018 and Chief Scientific Officer from January 2016 to May 2018. From July 2014 to January 2016, he served as Senior Director, Center for Development of Therapeutics at the Broad Institute, a biomedical and genomic research organization. From June 2010 to January 2015, Dr. Phillips was a Professor of Chemistry at Yale University, and from July 2001 to June 2010, he was Assistant Professor, Associate Professor, and Professor of Chemistry and Biochemistry at the University of Colorado. He holds a B.Sc. in Biochemistry and a Ph.D. in Chemistry from the University of Canterbury in New Zealand.

Dr. Phillips is qualified to serve on the combined company’s board of directors because of his investment experience, technical expertise and experience as an executive of companies in the life sciences industry.

Andrew Schwab has served as a member of Enliven’s board of directors since December 2021 and will serve as a member of the board of directors of the combined company following the Merger. Mr. Schwab is a Founding Partner and Managing Member of 5AM Venture Management, LLC, a venture capital firm. Prior to founding 5AM Venture Management, LLC in June 2002, Mr. Schwab was a Principal at Bay City Capital, a life sciences investment firm, where he was involved with companies such as Cubist Pharmaceuticals, Inc., PTC Therapeutics, Inc., Symyx Technologies, Inc. and Syrrx, Inc. Mr. Schwab served as a member of the board of directors of Pear Therapeutics, Inc., a company focused on software-based medicines, from December 2021 to June 2022 and as the co-Chief Executive Officer and as a member the board of directors of 5:01 Acquisition Corp. from its inception in August 2020 to October 2022. Previously, Mr. Schwab was Vice President of Business Development at Digital Gene Technologies, Inc. and a Vice President in the life science investment banking group of Montgomery Securities. At 5AM, he has led the firm’s investments in and served on the boards of Bird Rock Bio, Inc., BlueLight Therapeutics, Inc, Camp4 Therapeutics Corporation, Cleave Therapeutics, Inc., DVS Sciences, Inc. (which was acquired by Fluidigm Corporation), Escient Pharmaceuticals, Inc., Flexion Therapeutics, Inc., Ikaria, Inc. (which was acquired by Mallinckrodt plc and spun-out Bellerophon Therapeutics, Inc., Ilypsa, Inc. (which was acquired by Amgen, Inc.), Miikana Therapeutics, Inc. (which was acquired by EntreMed, Inc.), Novome Biotechnologies, Inc., Panomics Inc. (which was acquired by Affymetrix, Inc.), Precision NanoSystems, Inc. (which was acquired by Danaher Corporation), Purigen Biosystems, Inc., Synosia Therapeutics Holding AG (which was acquired by Biotie Therapies Corp.), Rarecyte, Inc., The Assay Depot (d.b.a. Scientist.com), TMRW Life Sciences, Inc. and Viveve Medical, Inc. Mr. Schwab also currently serves on the boards of trustees of the California Academy of Sciences and Davidson College. He holds a B.S. degree with Honors in Genetics & Ethics from Davidson College.

Mr. Schwab is qualified to serve on the combined company’s board of directors because of his investment experience, experience serving as an executive and on the boards of public and private companies in the life sciences industry.

Election of Officers

Enliven’s executive officers are appointed by, and serve at the discretion of, Enliven’s board of directors. There are no family relationships among any of Enliven’s directors or executive officers.

Board of Directors of the Combined Company Following the Merger

Imara’s board of directors currently consists of eight directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the Merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company board of directors. There are no family relationships among any of the proposed combined company directors and officers.

Committees of the Board of Directors

Imara’s board of directors currently has the following standing committees: audit committee, compensation committee and nominating and corporate governance committee. Following the completion of the Merger the combined company will continue to have the following standing committees: audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

Imara’s audit committee oversees its corporate accounting and financial reporting process. Among other matters, the audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of Imara’s registered public accounting firm;

•	overseeing the work of Imara’s independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and Imara’s independent registered public accounting firm Imara’s annual and quarterly financial statements and related disclosures;

•	monitoring Imara’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing Imara’s internal audit function;

•	overseeing Imara’s risk assessment and risk management policies;

•	establishing policies regarding hiring employees from Imara’s independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with Imara’s internal auditing staff, if any, and Imara’s independent registered public accounting firm, and members of company management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the audit committee. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Imara and Enliven believe that, following the completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

Imara’s compensation committee oversees policies relating to compensation and benefits of its officers and employees. Among other matters, the compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to Imara’s board of directors with respect to, the compensation of its chief executive officer and its other executive officers;

•	overseeing an evaluation of Imara’s senior executives;

•	overseeing and administering Imara’s cash and equity incentive plans;

•	reviewing and making recommendations to Imara’s board of directors with respect to director compensation;

•	reviewing and making recommendations to Imara’s board of directors with respect to management succession planning;

•	reviewing and discussing annually with management Imara’s “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the combined company’s compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Imara and Enliven believe that, following the completion of the merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq.

Nominating and Corporate Governance Committee

Imara’s nominating and corporate governance committee’s responsibilities include:

•	recommending to Imara’s board of directors the persons to be nominated for election as directors and to each of Imara’s board of directors’ committees;

•	reviewing and making recommendations to Imara’s board of directors with respect to its board leadership structure;

•	developing and recommending to Imara’s board of directors corporate governance principles; and

•	overseeing a periodic evaluation of Imara’s board of directors.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the nominating and corporate governance committee. Imara and Enliven believe that, after the completion of the Merger, the composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Non-Employee Director Compensation

Prior to the Merger, Enliven did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors. In connection with closing of the Merger, it is expected that the combined company will provide compensation to non-employee directors that is consistent with Imara’s current practices, however, these director compensation policies may be re-evaluated by the combined company and the compensation committee following the completion of the Merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

In October 2019, Imara’s board of directors approved a director compensation program that became effective on March 11, 2020, and which was amended on December 22, 2021. Under this director compensation program, Imara pays its non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of the board and the chairman of each committee receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on Imara’s board of directors, on such committee or in such position. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Fee	Chairman Incremental Annual Fee
Board of Directors	$35,000	$30,000	(1)
Audit Committee	$7,500	$7,500
Compensation Committee	$5,000	$5,000
Nominating and Corporate Governance Committee	$4,000	$4,000

(1)	$15,000 for a lead independent director, if any.

Notwithstanding the foregoing, each of Imara’s non-employee directors may elect, no later than December 31 of each year, to receive his or her annual base fees for service on the board of directors (but not chair or committee fees) in the form of an option to purchase Imara’s common stock, which option will be granted on January 2 of the following year, have a Black-Scholes value equal to the annual base board of directors fees that are anticipated to be payable to the director for the entire calendar year, have an exercise price equal to the closing price of Imara’s common stock on the date of grant of the award, vest in four equal quarterly installments on the last day of each quarter, be subject to the director’s continued service as a director through each applicable vesting date (with such vesting prorated for any portion of the quarter that the director is not serving on Imara’s board of directors) and have a term of ten years from the date of grant during which they can be exercised. No such election may be made with respect to fees for serving as chairman (or lead independent director) of the board of directors, or as a member or chairman of a committee of Imara’s board of directors.

Imara also reimburses its non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of Imara’s board of directors and any committee of the board of directors on which he or she serves.

In addition, under Imara’s director compensation program, each non-employee director receives under the Imara 2020 Plan, upon his or her initial election or appointment to Imara’s board of directors, or in the case of directors serving at the time of Imara’s initial public offering, received upon completion of the initial public offering, an option to purchase 17,000 shares of Imara’s common stock. Each of these options vest as to 33.3333% of the shares underlying such award on each of the first, second and third anniversaries of the date of grant of the award, subject to the non-employee director’s continued service as a director, employee or consultant. Further, on the dates of each of Imara’s annual meetings of stockholders, each non-employee director who has served on Imara’s board of directors receives, under the Imara 2020 Plan, an option to purchase 8,500 shares of Imara’s common stock, provided that for a non-employee director who was initially elected to Imara’s board of directors within the 12 months preceding the annual meeting of stockholders, the number of shares subject to such option is pro-rated on a monthly basis for time in service. Each of these options vests on the twelve-month anniversary of the date of the date of grant of the award (or, if earlier, the date of the next annual meeting of stockholders following the date of grant of the award), subject to the non-employee director’s continued service as a director, employee or consultant. All options issued to Imara’s non-employee directors under its director compensation program are issued at exercise prices equal to the fair market value of Imara’s common stock on the date of grant, have a term of ten years during which they can be exercised and become exercisable in full upon a change in control of the company.

In connection with closing of the Merger, it is expected that the combined company will provide compensation to non-employee directors that is consistent with Imara’s current practices, however, these director compensation policies may be re-evaluated by the combined company and the compensation committee following the completion of the Merger and may be subject to change.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

Enliven Transactions

Convertible Preferred Stock Financings

In July 2019 and February 2020, Enliven issued and sold an aggregate of 14,507,038 shares of its Series Seed convertible preferred stock at a purchase price of $0.71 per share for an aggregate purchase price of $10.3 million.

In April 2020 and December 2020, Enliven issued and sold an aggregate of 25,144,089 shares of its Series A convertible preferred stock at a purchase price of $1.803768 per share for an aggregate purchase price of $45.3 million.

In December 2020, Enliven issued and sold an aggregate of 22,108,937 shares of its Series B convertible preferred stock at a purchase price of $3.84098 per share for an aggregate purchase price of $84.9 million.

Purchasers of Enliven’s Series Seed, Series A, and Series B convertible preferred stock include venture capital funds that beneficially own more than 5% of its outstanding capital stock and/or are represented on its board of directors. The following tables present the number of shares and the total purchase price paid by these entities.

Series Seed Convertible Preferred Stock

Name of Investor	Shares of Series Seed Convertible Preferred Stock	Total Series Seed Convertible Preferred Stock Purchase Price ($)
Entities affiliated with OrbiMed(1)	6,338,028	4,500,000
5AM Ventures VI, L.P.(2)	6,338,028	4,500,000

(1)

These shares are held of record by OrbiMed Private Investments VII, LP (OPI VII). OrbiMed Capital GP VII LLC (GP VII) is the general partner of OPI VII. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VII. By virtue of such relationships, GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild. Mr. Gupta, an employee of OrbiMed Advisors, is a member of Enliven’s board of directors. Each of Dr. Gordon and Messrs. Borho, Neild, and Gupta disclaim beneficial ownership of the shares held by OPI VII and Genesis. The address for these entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)	Mr. Schwab, who is a member of Enliven’s board of directors, is a managing member of 5AM Partners VI, LLC. 5AM Partners VI, LLC is the general partner of 5AM Ventures VI, L.P.

Series A Convertible Preferred Stock

Name of Investor	Shares of Series A Convertible Preferred Stock	Total Series A Convertible Preferred Stock Purchase Price ($)
Entities affiliated with OrbiMed(1)	10,810,702	19,500,000
5AM Ventures VI, L.P(2)	8,038,726	14,500,000
Roche Finance Ltd	4,526,635	3,778,887

(1)

These shares are held of record by OrbiMed Private Investments VII, LP (OPI VII). OrbiMed Capital GP VII LLC (GP VII) is the general partner of OPI VII. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VII. By virtue of such relationships, GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild. Mr. Gupta, an employee of OrbiMed Advisors, is a member of Enliven’s board of directors. Each of Dr. Gordon and Messrs. Borho, Neild, and Gupta disclaim beneficial ownership of the shares held by OPI VII and Genesis. The address for these entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th floor, New York, New York 10022.
(2)	Mr. Schwab, who is a member of Enliven’s board of directors, is a managing member of 5AM Partners VI, LLC. 5AM Partners VI, LLC is the general partner of 5AM Ventures VI, L.P.

Series B Convertible Preferred Stock

Name of Investor	Shares of Series B Convertible Preferred Stock	Total Series B Convertible Preferred Stock Purchase Price ($)
Entities affiliated with OrbiMed(1)	5,714,687	21,949,998
Citadel Multi-Strategy Equities Master Fund Ltd	3,957,323	15,199,998
Entities affiliated with Cormorant Asset Management(2)	3,957,323	15,199,998
Entities affiliated with 5AM Ventures VI, L.P(3)	3,319,465	12,749,999
Roche Finance Ltd	1,275,716	4,900,000

(1)

Consists of (i) 5,128,899 shares of Enliven’s Series B convertible preferred stock issued to OrbiMed Private Investments VII, LP (OPI VII) and (ii) 585,788 shares of Enliven’s Series B convertible preferred stock issued to OrbiMed Genesis Master Fund, L.P. (Genesis). OrbiMed Capital GP VII LLC (GP VII) is the general partner of OPI VII and OrbiMed Genesis GP LLC (Genesis GP) is the general partner of Genesis. OrbiMed Advisors LLC (OrbiMed Advisors) is the managing member of GP VII and Genesis GP. By virtue of such relationships, GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII and Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by Genesis. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild. Mr. Gupta, an employee of OrbiMed Advisors, is a member of Enliven’s board of directors. Each of Dr. Gordon and Messrs. Borho, Neild, and Gupta disclaim beneficial ownership of the shares held by OPI VII and Genesis. The address for these entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)

Consists of (i) 2,992,527 shares of Enliven’s Series B convertible preferred stock issued to Cormorant Private Healthcare Fund III, LP, (ii) 901,083 shares of Enliven’s Series B convertible preferred stock issued to Cormorant Global Healthcare Master Fund, LP, and (iii) 63,713 shares of Enliven’s Series B convertible preferred stock issued to CRMA SPV, L.P. Dr. Phillips, who is a member of Enliven’s board of directors, is of the designated director of Cormorant Asset Management, LP. Cormorant Asset Management, LP serves as the investment manager of Cormorant Private Healthcare Fund III, LP, Cormorant Global Healthcare Master Fund, LP, and CRMA SPV, L.P.

(3)

Consists of (i) 715,963 shares of Enliven’s Series B convertible preferred stock issued 5AM Ventures VI, L.P. and (ii) 2,603,502 shares of Enliven’s Series B convertible preferred stock held by 5AM Opportunities I, L.P. Mr. Schwab, who is a member of Enliven’s board of directors, is a managing member of 5AM Partners VI, LLC and 5AM Opportunities I (GP), LLC. 5AM Partners VI, LLC is the general partner of 5AM Ventures VI, L.P. 5AM Opportunities I (GP), LLC is the general partner of 5AM Opportunities I, L.P.

Common Stock Purchase Agreement

In connection with the execution and delivery of the Merger Agreement, certain investors entered into a Common Stock Purchase Agreement with Enliven, pursuant to which such investors have agreed to purchase from Enliven shares of Enliven’s common stock for a per share purchase price of $3.84098 (representing an aggregate commitment of approximately $164.5 million) in the Enliven pre-closing financing, immediately prior to the closing of the Merger. The closing of the Enliven pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger (except for the condition that the Enliven pre-closing financing shall have closed) as well as certain other conditions. The shares of Enliven’s common stock that are issued in the Enliven pre-closing financing will be converted into shares of Imara common stock in the Merger. The following table summarizes the shares of Enliven’s common stock that members of Enliven’s board of directors or their affiliates and holders of more than 5% of Enliven’s outstanding capital stock agreed to purchase under the Common Stock Purchase Agreement.

Name of Investor	Shares of Common Stock	Total Common Stock Purchase Price ($)
Entities affiliated with OrbiMed(1)	3,905,253	14,999,999
5AM Ventures VI, L.P.(2)	1,952,627	7,500,001
Roche Finance Ltd	650,876	2,500,001
Cormorant Global Healthcare Master Fund, LP(3)	2,603,502	9,999,999
Citadel CEMF Investments Ltd.	3,254,378	12,500,001

(1)

Consists of (i) 3,514,728 shares of Enliven’s common stock to be purchased by OrbiMed Private Investments VII, LP (OPI VII) and (ii) 390,525 shares of Enliven’s common stock to be purchased by OrbiMed Genesis Master Fund, L.P. (Genesis). OrbiMed Capital GP VII LLC (GP VII) is the general partner of OPI VII and OrbiMed Genesis GP LLC (Genesis GP) is the general partner of Genesis. OrbiMed Advisors LLC (OrbiMed Advisors) is the managing member of GP VII and Genesis GP. By virtue of such relationships, GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII and Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by Genesis. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild. Mr. Gupta, an employee of OrbiMed Advisors, is a member of Enliven’s board of directors. Each of Dr. Gordon and Messrs. Borho, Neild, and Gupta disclaim beneficial ownership of the shares held by OPI VII and Genesis. The address for these entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)	Mr. Schwab, who is a member of Enliven’s board of directors, is a managing member of 5AM Partners VI, LLC. 5AM Partners VI, LLC is the general partner of 5AM Ventures VI, L.P.
(3)

Dr. Phillips, who is a member of Enliven’s board of directors, is the designated director of Cormorant Asset Management, LP. Cormorant Asset Management, LP serves as the investment manager of Cormorant Global Healthcare Master Fund, LP.

Investors’ Rights Agreement

In December 2020, Enliven entered into an amended and restated investors’ rights agreement, or the Investors’ Rights Agreement, with certain holders of its preferred stock and common stock, including certain holders of 5% of its capital stock, and including certain members of, and affiliates of, its directors and certain of its executive officers. The Investors’ Rights Agreement provides the holders of Enliven’s convertible preferred stock with certain registration rights, including the right to demand that Enliven files a registration statement or request that their shares be covered by a registration statement that Enliven is otherwise filing. The Investors’ Rights Agreement also provides certain major stockholders with information rights, which will terminate upon the closing of the Merger, and a right of first refusal with regard to certain issuances of Enliven’s capital stock, which will also terminate upon the closing of the Merger.

Voting Agreement

In December 2020, Enliven entered into an amended and restated voting agreement, or the Voting Agreement with certain holders of its preferred stock and common stock, including certain holders of 5% of its capital stock, and including certain members of, and affiliates of, its directors and certain of its executive officers. Pursuant to the Voting Agreement, certain holders of its preferred stock and common stock have agreed to vote their shares in favor of the election of certain directors and specified transactions approved by the requisite majority of the shares of its voting capital stock held by investors party thereto. The Voting Agreement will terminate upon the closing of the Merger.

Right of First Refusal and Co-Sale Agreement

In December 2020, Enliven entered into an amended and restated right of first refusal and co-sale agreement, or the Co-Sale Agreement, with certain holders of its preferred stock and common stock, including certain holders of 5% of its capital stock, and including certain members of, and affiliates of, its directors and certain of its executive officers. Pursuant to the Co-Sale Agreement, Enliven has a right of first refusal in respect of certain sales of securities by certain holders of its capital stock. To the extent Enliven does not exercise such right in full, certain holders of its preferred stock are granted certain rights of first refusal and co-sale in respect of such sales. The Co-Sale Agreement will terminate upon the closing of the Merger.

Equity Grants to Executive Officers and Directors

Enliven has granted stock options to its executive officers and certain directors, as more fully described in the sections titled “Enliven Executive Compensation” and “Management Following the Merger—Non-Employee Director Compensation,” respectively.

Director and Executive Officer Compensation

Please see the sections titled “Management Following the Merger—Non-Employee Director Compensation” and “Enliven Executive Compensation” for information regarding the compensation of Enliven’s directors and executive officers.

Indemnification Agreements

Enliven has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Enliven’s third amended and restated certificate of incorporation and bylaws, which require Enliven to indemnify its directors, executive officers and certain controlling persons to the fullest extent not prohibited by Delaware law. In connection with the Merger, the combined company intends to enter into new indemnification agreements with each of the combined company’s directors and executive officers. The indemnification agreements, combined company’s amended and restated certificate of incorporation and the combined company’s amended and restated bylaws will require the combined company to indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the combined company’s amended and restated bylaws also require it to advance expenses incurred by the combined company’s directors and officers.

Imara Transactions

Since January 1, 2020, Imara has engaged in the following transactions in which the amounts involved exceeded $120,000 and any of its directors, executive officers, or holders of more than 5% of its capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. Imara believes that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Lundbeck Exclusive License Agreement

In April 2016, Imara entered into an exclusive license agreement with Lundbeck pursuant to which Lundbeck granted Imara a worldwide license under certain patent rights and certain know-how owned or otherwise controlled by Lundbeck within the field of prevention, treatment or diagnosis of hemoglobinopathy disorders and/or diseases or disorders, including those directly or indirectly related to hemoglobinopathies. As partial consideration for the licenses granted under the agreement, Imara issued 167,523 shares of its common stock to Lundbeck in April 2016. Imara issued 127,002 shares of its common stock to Lundbeck in December 2016 and 148,746 shares of its common stock in August 2017 as a result of antidilution provisions contained in the exclusive license agreement triggered by subsequent closings of Imara’s series A preferred stock, described below. In addition, pursuant to this exclusive license agreement, Imara has made cash payments to Lundbeck of $1.8 million to date consisting of an upfront payment and ongoing milestone payments. In connection with the Asset Sale, Imara’s license agreement with Lundbeck was assigned to Cardurion. See “Imara’s Business—License and Acquisition Agreements” for additional information regarding the exclusive license agreement. Mette Kirstine Agger, who was a member of Imara’s board of directors until June 29, 2021, is the Managing Partner of Lundbeckfond Invest A/S, the majority stockholder of Lundbeck. Lundbeckfond Invest A/S owns more than 5% of Imara’s capital stock.

Series B Preferred Stock Financing

In February 2020, Imara issued and sold an aggregate of 9,845,348 shares of series B preferred stock, at a price per share of $1.7419 in cash, for an aggregate purchase price of $17.1 million.

The following table sets forth the aggregate number of shares of series B preferred stock that Imara issued and sold to its directors and 5% stockholders and their affiliates and the aggregate purchase price for such shares:

Purchaser(1)	Shares of Series B Preferred Stock	Aggregate Purchase Price
New Enterprise Associates 14, L.P.(2)	1,687,778	$2,939,941
OrbiMed Private Investments VII, LP(3)	3,013,888	5,249,892
Arix Bioscience Holdings Limited(4)	1,578,683	2,749,908
Entities affiliated with RA Capital Healthcare Fund, L.P.(5)	1,567,222	2,729,944
Pfizer Ventures (US) LLC(6)	568,333	989,979
Lundbeckfond Invest A/S(7)	568,333	989,979
Entities affiliated with Bay City Capital(8)	258,333	449,990

(1)	See “Principal Stockholders of Imara” for additional information about shares held by certain of these entities.
(2)

David M. Mott, the chairman of Imara’s board of directors, was a general partner of New Enterprise Associates, and Sara Nayeem, M.D., who was a member of Imara’s board of directors until November 15, 2021, was a partner at New Enterprise Associates until February 2021.

(3)	David Bonita, M.D., a member of Imara’s board of directors, is a member of OrbiMed Advisors.
(4)	Mark Chin, a member of Imara’s board of directors, is a Managing Director at Arix Bioscience.
(5)	RA Capital Healthcare Fund, L.P. was a 5% stockholder at the time of the transaction.
(6)	Barbara J. Dalton, Ph.D., a member of Imara’s board of directors, is Vice President of Venture Capital of Pfizer, Inc., an affiliate of Pfizer Ventures (US) LLC.
(7)	Mette Kirstine Agger, who was a member of Imara’s board of directors until June 29, 2021, is a Managing Partner of Lundbeckfonden Ventures.
(8)	Carl Goldfischer, M.D., a member of Imara’s board of directors, is a Managing Director of Bay City Capital.

The series B preferred stock converted into common stock on a 6.299-for-1 basis upon the closing of Imara’s initial public offering on March 16, 2020.

Initial Public Offering

In March 2020, Imara closed its initial public offering, pursuant to which Imara issued and sold 4,700,000 shares of its common stock. In April 2020, Imara issued and sold an additional 705,000 shares of common stock pursuant to the full exercise of the underwriters’ over-allotment option. The following table sets forth the aggregate number of shares of Imara’s common stock that it issued and sold to its directors and 5% stockholders and their affiliates and the aggregate purchase price for such shares. Such purchases were made through the underwriters at the initial public offering price of $16.00 per share.

Purchaser(1)	Shares of Common Stock	Aggregate Purchase Price
New Enterprise Associates 14, L.P.(2)	475,000	$7,600,000
OrbiMed Private Investments VII, LP(3)	1,125,000	18,000,000
Arix Bioscience Holdings Limited(4)	187,500	3,000,000
Entities affiliated with RA Capital Healthcare Fund, L.P.(5)	625,000	10,000,000
Pfizer Ventures (US) LLC(6)	312,500	5,000,000
Lundbeckfond Invest A/S(7)	187,500	3,000,000

(1)	See “Principal Stockholders of Imara” for additional information about shares held by certain of these entities.
(2)

David M. Mott, the chairman of Imara’s board of directors, was a general partner of New Enterprise Associates, and Sara Nayeem, M.D., who was a member of Imara’s board of directors until November 15, 2021, was a partner at New Enterprise Associates until February 2021.

(3)	David Bonita, M.D., a member of Imara’s board of directors, is a member of OrbiMed Advisors.
(4)	Mark Chin, a member of Imara’s board of directors, is a Managing Director at Arix Bioscience.
(5)	RA Capital Healthcare Fund, L.P. was a 5% stockholder at the time of the transaction.
(6)	Barbara J. Dalton, Ph.D., a member of Imara’s board of directors, is Vice President of Venture Capital of Pfizer, Inc., an affiliate of Pfizer Ventures (US) LLC.
(7)	Mette Kirstine Agger, who was a member of Imara’s board of directors until June 29, 2021, is a Managing Partner of Lundbeckfonden Ventures.

Follow On Offering

In July 2021, Imara closed a follow-on public offering, pursuant to which it issued and sold approximately $50.0 million in shares of its common stock. The following table sets forth the aggregate number of shares of Imara’s common stock that it issued and sold to its directors and 5% stockholders and their affiliates and the aggregate purchase price for such shares. Such purchases were made through the underwriters at the public offering price of $6.00 per share.

Purchaser(1)	Shares of Common Stock	Aggregate Purchase Price
OrbiMed Private Investments VII, LP(2)	1,666,666	$9,999,996
Arix Bioscience Holdings Limited(3)	1,333,333	7,999,998

(1)	See “Principal Stockholders of Imara” for additional information about shares held by certain of these entities.
(2)	David Bonita, M.D., a member of Imara’s board of directors, is a member of OrbiMed Advisors.
(3)	Mark Chin, a member of Imara’s board of directors, is a Managing Director at Arix Bioscience.

Registration Rights

Imara is a party to an investors’ rights agreement with certain holders of its common stock, including its 5% stockholders and their affiliates and entities affiliated with some of Imara’s directors. This investors’ rights agreement provides these stockholders the right, subject to certain conditions, to demand that Imara file a registration statement or to request that their shares be covered by a registration statement that Imara is otherwise filing.

Indemnification Agreements

Imara’s restated certificate of incorporation provides that it will indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, Imara has entered into indemnification agreements with all of its directors and executive officers. These indemnification agreements may require Imara, among other things, to indemnify each such director or executive officer for certain categories of expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of Imara’s directors or executive officers.

Employment Arrangements

Imara has entered into employment agreements with certain of its executive officers. For more information regarding the agreements with Dr. Ballal, Mr. Gray and Dr. Attie, see “Imara Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Imara’s board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which the company is a participant, the amount involved exceeds the lesser of $120,000 and 1% of its average total assets at year-end for the last two completed fiscal years, and one of Imara’s executive officers, directors, director nominees or 5% stockholders or their immediate family members, each of whom is referred to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which is referred to as a “related person transaction,” the related person must report the proposed related person transaction to Imara’s chief financial officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by Imara’s audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to Imara than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to Imara of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Imara’s audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, Imara’s best interests. Imara’s audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, Imara’s board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of Imara’s restated certificate of incorporation or amended and restated bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by Imara’s compensation committee in the manner specified in the compensation committee’s charter.

Except with respect to Imara’s July 2021 follow-on public offering, the transactions described in this section occurred prior to the adoption of the policy. The transactions associated with Imara’s July 2021 follow-on public offering were approved in accordance with the policy.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Selected Historical Condensed Consolidated Financial Data Of Imara

The following tables summarize Imara’s consolidated financial data. The consolidated statement of operations data for the nine months ended September 30, 2022 and 2021 and the consolidated balance sheet data as of September 30, 2022 have been derived from the unaudited condensed consolidated financial statements included in Imara’s Quarterly Report on Form 10-Q, which is incorporated herein by reference. The consolidated statement of operations data for the years ended December 31, 2021 and 2020 and the consolidated balance sheet data as of December 31, 2021 and 2020 have been derived from the audited consolidated financial statements included in Imara’s Annual Report on Form 10-K, which is incorporated herein by reference. You should read the following selected condensed consolidated financial data together with “Imara Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Imara’s financial statements and the related notes incorporated by reference. Imara’s historical results are not necessarily indicative of results that should be expected in any future period and Imara’s results for the interim period are not necessarily indicative of the results that should be expected for the full year ending December 31, 2022.

Selected Condensed Consolidated Statement of Operations Data:

	Nine Months Ended September 30,		Years Ended December 31,
	2022	2021	2021	2020
	(in thousands, except share and per share amounts)
Operating expenses:
Research and development	$18,760	$27,586	$38,442	$32,154
General and administrative	12,253	9,522	13,000	9,544

Total operating expenses	31,013	37,108	51,442	41,698

Loss from operations	(31,013)	(37,108)	(51,442)	(41,698)
Interest income	430	161	233	483
Other expense	(114)	(118)	(175)	(145)

Net loss	$(30,697)	$(37,065)	$(51,384)	$(41,360)

Accretion of Series B convertible preferred stock	—	—	—	(7,858)

Net loss per share attributable to common stockholders -basic and diluted	$(30,697)	$(37,065)	$(51,384)	$(49,218)

Net loss per common share	$(1.17)	$(1.84)	$(2.37)	$(3.53)

Weighted average common shares outstanding, basic and diluted	26,287,264	20,099,976	21,661,450	13,924,730

Selected Consolidated Balance Sheet Data:

	September 30,	December 31,
	2022	2021	2020
		(in thousands)
Cash and cash equivalents	$49,491	$48,309	$47,698
Short-term investments	6,813	41,969	40,524
Working capital (1)	57,286	85,486	84,158
Total assets	59,104	93,646	90,842
Total liabilities	1,818	7,616	6,407
Accumulated deficit	(178,194)	(147,497)	(96,113)
Total stockholders’ equity	57,286	86,030	84,435

(1)	Working capital is defined as current assets less current liabilities

Selected Historical Condensed Financial Data of Enliven

The following tables summarize Enliven’s financial data. The statement of operations data for the nine months ended September 30, 2022 and 2021 and the balance sheet data as of September 30, 2022 have been derived from Enliven’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus. The statement of operations data for the years ended December 31, 2021 and 2020 and the balance sheet data as of December 31, 2021 and 2020 have been derived from Enliven’s audited financial statements included elsewhere in this proxy statement/prospectus. You should read the following selected financial data together with “Enliven Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Enliven’s financial statements and the related notes included elsewhere in this proxy statement/prospectus. Enliven’s historical results are not necessarily indicative of results that should be expected in any future period and Enliven’s results for the interim period are not necessarily indicative of the results that should be expected for the full year ending December 31, 2022.

Selected Statement of Operations Data:

	Nine Months Ended September 30,		Years Ended December 31,
	2022	2021	2021	2020
	(in thousands, except share and per share amounts)
Operating expenses:
Research and development	$22,825	$13,610	$20,474	$8,240
General and administrative	5,803	2,757	4,288	1,078

Total operating expenses	28,628	16,367	24,762	9,318

Loss from operations	(28,628)	(16,367)	(24,762)	(9,318)
Change in fair value of convertible promissory notes	—	—	—	(9,679)
Interest income	516	19	22	31

Net loss	$(28,112)	$(16,348)	$(24,740)	$(18,966)

Net loss per common share, basic and diluted	$(2.70)	$(2.20)	$(3.17)	$(3.80)

Weighted average common shares outstanding, basic and diluted	10,406,800	7,435,406	7,814,536	4,986,826

Selected Balance Sheet Data:

	September 30,	December 31,
	2022	2021	2020
		(in thousands)
Cash and cash equivalents	$86,159	$110,024	$130,365
Working capital (1)	79,896	104,917	129,109
Total assets	90,795	113,329	131,003
Total liabilities	9,143	6,467	1,558
Convertible preferred stock	149,749	149,749	149,749
Accumulated deficit	(73,314)	(45,202)	(20,462)
Total stockholders’ deficit	(68,097)	(42,887)	(20,304)

(1)	Working capital is defined as current assets less current liabilities.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Imara and Enliven

The following unaudited pro forma condensed combined financial information was prepared based on the expectation that the Merger will be treated as a reverse recapitalization in accordance with GAAP. For accounting purposes, Enliven is considered to be acquiring Imara in the Merger. This determination is based on the expectation that, immediately following the Merger: (i) Enliven’s equity holders will own a substantial majority of the voting rights in the combined company, (ii) Enliven will designate a majority (eight of nine) of the initial members of the board of directors of the combined company and (iii) Enliven’s senior management will hold all positions in senior management of the combined company.

Accordingly, for accounting purposes: (i) the Merger will be treated as the equivalent of Enliven issuing stock to acquire the net assets of Imara, (ii) the net assets of Imara will be recorded based on their fair value, in the financial statements at the time of closing, which are primarily comprised of cash and cash equivalents and therefore expected to approximate the historical carrying value of the assets and (iii) the reported historical operating results of the combined company prior to the Merger will be those of Enliven.

The unaudited pro forma condensed combined balance sheet assumes that the Enliven pre-closing financing and the Merger were consummated as of September 30, 2022 and combines the historical balance sheets of Imara and Enliven as of such date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022 assumes that the Enliven pre-closing financing and the Merger were consummated as of January 1, 2021 and combines the historical results of Imara and Enliven for the respective periods presented.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data for the year ended December 31, 2021 and as of and for the nine months ended September 30, 2022 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations:

	Nine Months Ended September 30, 2022	Year Ended December 31, 2021
	(in thousands, except share and per share amounts)
Operating expenses
Research and development	$41,585	$58,916
General and administrative	15,050	29,455

Total operating expenses	56,635	88,371

Loss from operations	(56,635)	(88,371)
Other expense	(114)	(175)
Interest income	946	255
Sale of IPR&D asset	—	34,750

Total other income	832	34,830

Net loss	$(55,803)	$(53,541)

Net loss per share, basic and diluted	$(0.35)	$(0.35)

Weighted average number of common shares used in computing net loss per share attributable to common stockholders, basic and diluted	159,629,030	152,001,386

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data:

September 30, 2022
(in thousands)
Cash and cash equivalents	$334,900
Working capital (1)	316,952
Total assets	348,190
Total liabilities	30,441
Accumulated deficit	(50,721)
Total stockholders’ equity	317,749

(1)	Working capital is defined as current assets less current liabilities.

Unaudited Pro Forma Condensed Combined Financial Information

On October 13, 2022, Imara, Enliven, and Merger Sub entered into the Merger Agreement. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval of the transaction by Imara’s stockholders and Enliven’s stockholders, Merger Sub will merge with and into Enliven, with Enliven becoming a wholly-owned subsidiary of Imara and the surviving corporation of the merger, which transaction is referred to as the Merger. Following the Merger, Imara will change its name to Enliven Therapeutics, Inc.

At the effective time of the Merger, each share of Enliven’s common stock outstanding immediately prior to the effective time of the Merger, including shares of Enliven’s common stock that are issued pursuant to the Enliven pre-closing financing, will be converted into the right to receive a number of shares of Imara’s common stock based on the exchange ratio. The exchange ratio is estimated to be approximately 1.1580 shares of Imara’s common stock for each share of Enliven’s common stock, and is subject to change to account for, among other things, Imara’s net cash as of the business day prior to the anticipated closing date of the Merger. The exchange ratio also does not give effect to the proposed Reverse Stock Split of Imara’s common stock, because the proposed Reverse Stock Split ratio is not final. Each share of Enliven’s convertible preferred stock outstanding immediately prior to the effective time of the Merger is expected to be converted into shares of Enliven’s common stock in accordance with its terms, which would then convert into the right to receive shares of Imara’s common stock along with all other shares of Enliven’s common stock as described above. Under the exchange ratio formula in the Merger Agreement, the former Enliven equity holders immediately before the effective time of the Merger are currently estimated to own approximately 84.1% of the outstanding capital stock of Imara on a fully-diluted basis, and the stockholders of Imara immediately before the effective time of the Merger are currently estimated to own approximately 15.9% of the outstanding capital stock of Imara on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the anticipated closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement.

A reverse stock split of Imara’s common stock, or the Reverse Stock Split, will be effectuated prior to the closing of the Merger.

Because, among other things, the number of shares of Imara’s common stock issuable to Enliven’s securityholders is determined based on Imara’s net cash balance on the business day prior to the anticipated closing of the Merger and the capitalization of Enliven and Imara at the closing of the Merger, Imara’s securityholders cannot be certain of the exact number of shares that will be issued to (or reserved for issuance to) Enliven’s securityholders when Imara’s stockholders vote on the proposals. The exchange ratio referenced above is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus.

Concurrently with the execution and delivery of the Merger Agreement, certain parties have entered into agreements with Enliven, pursuant to which they have agreed, subject to terms and conditions of such agreements, to purchase prior to the consummation of the Merger, shares of Enliven common stock for an aggregate purchase price of approximately $159.9 million, net of issuance costs of $4.6 million, or the Enliven pre-closing financing.

The following unaudited pro forma condensed combined financial information gives effect to the Transaction Accounting Adjustments, which consist of the (i) Merger, (ii) the Enliven pre-closing financing and (iii) Asset Sale, but does not give effect to the proposed Reverse Stock Split of Imara’s common stock because the proposed Reverse Stock Split ratio is not final.

In the unaudited pro forma condensed combined financial statements, the Merger has been accounted for as a reverse recapitalization under U.S. GAAP because the assets of Imara as of the effective date of the Merger are expected to be primarily cash and other non-operating assets. Enliven was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (1) Enliven stockholders will own a substantial majority of the voting rights in the combined company; (2) Enliven will designate a majority (eight of nine) of the initial members of the board of directors of the combined company; and (3) Enliven’s senior management will hold all positions in senior management of the combined company.

As a result of Enliven being treated as the accounting acquirer, Enliven’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the unaudited pro forma condensed combined financial information of Imara will be those of Enliven. Imara’s assets and liabilities will be measured and recognized at their fair values as of the effective date of the Merger, and combined with the assets, liabilities, and results of operations of Enliven after the consummation of the Merger. As a result, upon consummation of the Merger, the historical financial statements of Enliven will become the historical consolidated financial statements of the combined company.

The unaudited pro forma condensed combined balance sheet data as of September 30, 2022 assumes that the Merger took place on September 30, 2022 and combines the Imara and Enliven historical balance sheets as of September 30, 2022. The unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2022 and the year ended December 31, 2021 gives effect to the Merger as if it took place on January 1, 2021.

The historical financial statements of Imara and Enliven have been adjusted to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger.

The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are described in the accompanying notes, and is for illustrative purposes only. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial information as a result, if any, of the amount of capital raised by Enliven between the signing and closing of the Merger Agreement, the amount of cash used by Imara’s operations between the signing and closing of the Merger Agreement, the timing of the closing of the Merger, and other changes in Imara’s assets and liabilities that occur prior to the completion of the Merger.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of Imara and Enliven and the sections of this proxy statement titled “Enliven Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Imara Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Imara’s historical unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2022 and for the nine months ended September 30, 2021 and the audited consolidated financial statements as of and for year ended December 31, 2021 and 2020 are incorporated by reference into this proxy statement/prospectus. Enliven’s historical unaudited interim condensed financial statements as of, and for the nine months ended September 30, 2022 and for the nine months ended September 30, 2021 and the audited financial statements as of and for the years ended December 31, 2021 and 2020 are included elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2022

(in thousands)

	Enliven	Imara	Transaction Accounting Adjustments	Note 5	Pro Forma Combined Total

Assets
Current assets:
Cash and cash equivalents	$86,159	$49,491	$199,250	(a)(f)	$334,900
Short-term investments	—	6,813	—		6,813
Prepaid expense and other current assets	2,070	2,800	—		4,870

Total current assets	88,229	59,104	199,250		346,583
Property and equipment, net	852	—	—		852
Operating lease right-of-use assets, net	701	—	—		701
Deferred offering costs	959	—	(959)		—
Restricted cash	54	—	—		54

Total assets	$90,795	$59,104	$198,291		$348,190

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,993	$767	$—		$3,760
Accrued expense and other current liabilities	5,340	1,051	19,480	(a)(b)(c)(f)(l)(n)	25,871

Total current liabilities	8,333	1,818	19,480		29,631
Other non-current liabilities	810	—	—		810

Total liabilities	9,143	1,818	19,480		30,441

Convertible preferred stock	149,749	—	(149,749)	(e)(q)	—
Stockholders’ equity (deficit):
Common stock	1	27	133	(q)	161
Additional paid-in capital	5,216	235,457	127,636	(q)	368,309
Accumulated other comprehensive income	—	(4)	4	(q)	—
Accumulated deficit	(73,314)	(178,194)	200,787	(q)	(50,721)

Total stockholders’ equity (deficit)	(68,097)	57,286	328,560		317,749

Total liabilities convertible preferred stock and stockholders’ equity	$90,795	$59,104	$198,291		$348,190

Unaudited Pro Forma Condensed Combined Statement Of Operations

For the Nine Months Ended September 30, 2022

(in thousands, except share and per share amounts)

	Enliven	Imara	Transaction Accounting Adjustments	Note 5	Pro Forma Combined Total
Operating expenses
Research and development	$22,825	$18,760	$—		$41,585
General and administrative	5,803	12,253	(3,006)	(m)(o)(p)	15,050

Total operating expenses	28,628	31,013	(3,006)		56,635

Loss from operations	(28,628)	(31,013)	3,006		(56,635)
Other expense	—	(114)	—		(114)
Interest income	516	430	—		946

Total other income (expense), net	516	316	—		832

Net loss	$(28,112)	$(30,697)	$3,006		$(55,803)

Net loss per share attributable to common stockholders, basic and diluted	$(2.70)	$(1.17)	$—		$(0.35)

Weighted average common shares outstanding, basic and diluted	10,406,800	26,287,264	122,934,966	(i)	159,629,030

Unaudited Pro Forma Condensed Combined Statement Of Operations

For the Year Ended December 31, 2021

(in thousands, except for share and per share amounts)

	Enliven	Imara	Transaction Accounting Adjustments	Note 5	Pro Forma Combined Total
Operating expenses
Research and development	$20,474	$38,442	$—		$58,916
General and administrative	4,288	13,000	12,167	(c)(f)(l)(n)(m)(o)(p)	29,455

Total operating expenses	24,762	51,442	12,167		88,371

Loss from operations	(24,762)	(51,442)	(12,167)		(88,371)
Other expense	—	(175)	—		(175)
Interest income	22	233	—		255
Sale of IPR&D asset	—	—	34,750	(f)	34,750

Total other income (expense), net	22	58	34,750		34,830

Net loss	$(24,740)	$(51,384)	$22,583		$(53,541)

Net loss per share attributable to common stockholders, basic and diluted	$(3.17)	$(2.37)	$—		$(0.35)

Weighted average common shares outstanding, basic and diluted	7,814,536	21,661,450	122,525,400	(i)	152,001,386

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Merger and Basis of Presentation

Description of the Merger

On October 13, 2022, Imara entered into the Merger Agreement with Enliven and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Enliven, with Enliven surviving the Merger as a wholly-owned subsidiary of Imara. Following the Merger, the combined company will change its name to Enliven Therapeutics, Inc.

Subject to the terms and conditions set forth in the Merger Agreement, Enliven stockholders will receive a number of shares of Imara’s common stock to be determined at the closing of the Merger based on the exchange ratio.

At the effective time of the Merger, each share of Enliven common stock outstanding immediately prior to the effective time, including (i) those shares of Enliven common stock issued upon conversion of the Enliven preferred stock, which conversion is expected to occur immediately prior to the effective time of the Merger, and (ii) those shares to be issued in connection with the Enliven pre-closing financing, will be converted into the right to receive a number of shares of Imara’s common stock based on the exchange ratio. The exchange ratio is estimated to be approximately 1.1580 shares of Imara’s common stock for each share of Enliven’s common stock. Under the exchange ratio formula in the Merger Agreement, the former Enliven stockholders immediately before the effective time, including those purchasing shares in the Enliven pre-closing financing, are currently estimated to own approximately 84.1% of the outstanding common stock of the combined company on a fully-diluted basis, and the stockholders of Imara immediately before the effective time are currently estimated to own approximately 15.9% of the outstanding common stock of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement.

The relative percentage ownership of the combined company was derived using a stipulated value of Enliven of approximately $489 million, inclusive of the Enliven pre-closing financing, and a stipulated value of Imara of approximately $92 million. The valuation of Imara was determined based on a projected net cash and cash equivalents as defined in the Merger Agreement, of approximately $82 million as of a determination date prior to the closing of the Merger, but subject to adjustment as described above, plus an additional $10 million of enterprise value.

Because, among other things, the number of shares of Imara’s common stock issuable to Enliven’s securityholders is determined based on Imara’s net cash balance on the business day prior to the anticipated closing date of the Merger and the capitalization of Enliven and Imara at such closing, Imara’s securityholders cannot be certain of the exact number of shares that will be issued to (or reserved for issuance to) Enliven’s stockholders. The exchange ratio referenced above is an estimate only and the final exchange ratio will be determined pursuant to a formula described in detail in the Merger Agreement and in this proxy statement/prospectus.

Each stock option granted under Enliven’s 2019 Equity Incentive Plan, or the Enliven 2019 Plan, that is outstanding immediately prior to the effective time of the Merger will be assumed by Imara and will become an option to acquire, on the same terms and conditions as were applicable to such Enliven stock option immediately prior to the effective time of the Merger, a number of shares of Imara common stock equal to the number of shares of Enliven common stock subject to the unexercised portion of the Enliven stock option immediately prior to the effective time of the Merger, multiplied by the exchange ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Enliven stock option immediately prior to the effective time of the Merger divided by the exchange ratio (rounded up to the nearest whole cent). Such assumed options will continue to be governed by the terms and conditions of the Enliven 2019 Plan.

At the effective time of the Merger, each person who as of immediately prior to the effective time was a stockholder of record of Imara or had the right to receive Imara’s common stock will be entitled to receive a contractual contingent value right, or a CVR, issued by Imara subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement between Imara, the holder’s representative and the rights agent, or the CVR Agreement, representing the contractual right to receive payments upon the occurrence of certain events related to the Asset Sale or other potential sale or license involving IMR-261. The right of Imara’s stockholders to derive any value from the CVRs will be contingent solely upon the disposition of such assets within the time periods specified in the CVR Agreement. The unaudited pro forma condensed combined balance sheet does not reflect contingent consideration with respect to the CVRs because of the uncertainty of payments which were not considered probable of occurring at the time of the Merger.

Enliven Pre-Closing Financing

Concurrently with the execution and delivery of the Merger Agreement, certain parties have entered into agreements with Enliven pursuant to which they have agreed, subject to the terms and conditions of such agreements, to purchase, prior to the consummation of the Merger, shares of Enliven common stock for an aggregate gross purchase price of approximately $164.5 million. The consummation of the transactions contemplated by such agreements is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement. Shares of Enliven common stock issued pursuant to the Enliven pre-closing financing will be converted into the right to receive shares of common stock of Imara in the Merger in accordance with the exchange ratio.

Asset Sale of Tovinontrine

On September 6, 2022, Imara entered into the Asset Purchase Agreement with Cardurion for the sale of Imara’s asset, tovinontrine (IMR-687), and all other assets of Imara related to its PDE9 program to Cardurion and the assignment to Cardurion of Imara’s exclusive license agreement with H. Lundbeck A/S. As a condition of the Merger Agreement, the closing of the Asset Sale must have occurred prior to Closing of the Merger. At a special meeting of the Imara stockholders held on November 9, 2022, Imara’s stockholders voted to approve the Asset Sale. On November 10, 2022, Imara announced the closing of the Asset Sale.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 was prepared using the historical condensed consolidated balance sheets of Imara and Enliven as of September 30, 2022. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the nine months ended September 30, 2022 and the unaudited pro forma combined statement of operations and comprehensive loss for the year ended December 31, 2021 was prepared using the condensed and/or historical statements of operations and comprehensive loss of Imara and Enliven for the nine months ended September 30, 2022 and the year ended December 31, 2021 and gives effect to the Merger as if it occurred on January 1, 2021.

For accounting purposes, Enliven is considered to be the acquirer, and the Merger is expected to be accounted for as a reverse recapitalization of Imara by Enliven because upon the closing of the Merger, the pre-combination assets of Imara are expected to be primarily cash.

Under reverse recapitalization accounting, the assets and liabilities of Imara will be recorded, as of the completion of the Merger, at their fair value. No goodwill or intangible assets will be recognized and any excess consideration transferred over the fair value of the net assets of Imara, following determination of the actual purchase consideration for Imara will be reflected as a reduction to additional paid-in capital. Consequently, the financial statements of Enliven reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The accompanying unaudited pro forma condensed combined financial information is derived from the historical financial statements of Imara and Enliven, and includes adjustments to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The historical financial statements of Enliven shall become the historical financial statements of the combined company.

The unaudited pro forma condensed combined financial information does not include the impact of any cost or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated and does not give effect to the proposed Reverse Stock Split of Imara’s common stock because the proposed Reverse Stock Split is not definitive and is subject to approval by Imara’s stockholders.

To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial information could change significantly. Accordingly, the pro forma adjustments are subject to further adjustment as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3. Preliminary Purchase Price

Pursuant to the Merger Agreement, at the closing of the Merger, Imara expects to issue to Enliven stockholders (including those purchasing shares in the Enliven pre-closing financing) a number of shares of Imara common stock representing approximately 84.1% of the outstanding shares of the common stock of the combined company on a fully-diluted basis. The estimated preliminary purchase price is calculated based on the fair value of the common stock of the combined company that Enliven stockholders will own as of the closing date of the transaction because, with no active trading market for shares of Enliven, the fair value of the Imara common stock represents a more reliable measure of the fair value of consideration transferred in the Merger. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $122.3 million, which consists of the following:

Estimate number of common shares of the combined company to be owned by IMARA stockholders (1)	26,287,264
Multiplied by the fair value per share of IMARA common stock (2)	$4.54

Estimated fair value of IMARA common stock issued	119,344
Estimated fair value of stock options and restricted stock unis attributable to precombination services (3)	2,996

Estimated purchase price	$122,340

(1)

The final purchase price will be determined based on the number of shares of Imara common stock of the combined company that Imara stockholders own as of the closing date of the Merger. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares represents 26,287,264 shares of Imara common stock outstanding as of September 30, 2022.

(2)

The estimated purchase price was based on the closing price of Imara’s common stock as reported on The Nasdaq Global Select Market on October 26, 2022. The final purchase price will be based on the number of shares and fair market value of Imara’s common stock outstanding immediately prior to the closing of the

Merger and could result in a purchase price different from that assumed in this unaudited pro forma combined financial information, and that difference may be material.

(3)

Based on the capitalization of Imara as of October 13, 2022, 213,443 outstanding unvested Imara restricted stock units will be accelerated in connection with the Merger. Similarly, in connection with the Merger, and certain expected actions of Imara’s Board of Directors vesting of outstanding Imara stock options will be accelerated in full, resulting in approximately 1,799,658 surviving stock options. The acquisition date fair value of these Imara restricted stock units and Imara stock options attributable to the precombination services is included in the estimated purchase price. The acquisition date fair value of these Imara restricted stock units and stock options is calculated based on the number of such Imara restricted stock units and Imara stock options expected to vest assuming that the merger will close on October 31, 2022.

The actual purchase consideration may vary based on the net cash calculation prior to closing of the Merger, the exchange ratio, and Imara’s share price at closing of the Merger as described above, and that difference could be material. As such, the estimated purchase consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the Merger is completed.

Consequently, the financial statements of Enliven reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer. The accompanying unaudited pro forma condensed combined financial information is derived from the historical financial statements of Imara and Enliven, and include adjustments to give pro forma effect to reflect the accounting for the Merger, Enliven pre-closing financing, and Asset Sale in accordance with GAAP. The historical financial statements of Enliven shall become the historical financial statements of the combined company.

4. Shares of Imara Common Stock Issued to Enliven’s Stockholders upon Closing of the Merger

Prior to the Merger, all outstanding convertible preferred stock of Enliven will be converted into common stock of Enliven. At the effective time of the Merger, all outstanding shares of Enliven’s common stock will be converted into the right to receive shares of Imara common stock as consideration for the Merger, based on the exchange ratio. The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of October 13, 2022 using a stipulated value of Enliven of approximately $489.1 million (including the Enliven pre-closing financing discussed above) and of Imara of approximately $92.3 million. Based on the preliminary estimated exchange ratio of 1.1580 determined in accordance with the terms of the Merger Agreement, Imara expects to issue 135,041,082 shares of common stock to the stockholders of Enliven in the Merger, determined as follows:

Shares
Enliven:
Enliven common shareholders	54,886,196
Enliven convertible preferred stock	61,730,064

Total Enliven common equivalent shares pre-close	116,616,260
Exchange ratio	1.1580

Total Enliven merger common shares	135,041,082

As the proposed Reverse Stock Split ratio of Imara’s common stock is not definitive and will occur immediately prior to the consummation of the Merger, the exchange ratio and estimated shares of Imara’s common stock issued to Enliven’s security holders have not been adjusted to give retrospective effect to the Reverse Stock Split.

5. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments that reflect Transaction Accounting Adjustments, as well as other adjustments deemed to be directly related to the Merger, irrespective of whether or not such adjustments are deemed to be recurring.

Based on Enliven management’s review of Imara’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Imara to conform to the accounting policies of Enliven are not expected to be significant. Imara does not anticipate declaring and paying any cash dividends prior to the closing of the Merger.

The unaudited pro forma condensed combined financial information does not reflect the proposed Reverse Stock Split of Imara common stock that is expected to be effected prior to consummation of the Merger.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

(a)

To reflect $164.5 million in proceeds, and issuance costs of $4.6 million, in connection with the consummation the Enliven pre-closing financing, in which 42,827,612 shares of Enliven’s common stock are to be issued. The Merger is contingent upon the Enliven pre-closing Financing, which is expected to close immediately prior to the closing of the Merger. If the Enliven pre-closing financing does not close, Enliven and Imara are not required to complete the Merger.

(b)

To reflect preliminary estimated transaction costs of $5.7 million in connection with the Merger, such as adviser fees, legal, and accounting expenses that are expected to be incurred by Enliven, as well as previously deferred offering cost of $1.0 million, as an increase in accrued liabilities and a reduction to additional paid-in capital in the unaudited proforma condensed combined balance sheet.

(c)

To reflect preliminary estimated transaction costs of $4.2 million in connection with the Merger, such as adviser fees, legal, and accounting expenses that are expected to be incurred by Imara as an increase in accrued liabilities and an increase in accumulated deficit in the unaudited proforma condensed combined balance sheet and an increase in general administrative expenses for the year ended December 31, 2021.

(d)

To reflect the change in common stock par value due to exchange of Imara’s common stock for Enliven’s common stock upon closing of the Merger. The Enliven and Imara common shareholders include shares issued subsequent to September 30, 2022 through the Enliven pre-closing financing.

(e)

To reflect the conversion of 61,730,064 shares of Enliven convertible preferred stock into shares of Enliven common stock on a 1-for-1 basis, which is expected to occur immediately prior to the effective time of the Merger.

(f)	To reflect the Asset Sale of tovinontrine by Imara for a purchase price of $34.8 million, as well as accrued transaction costs of $167,000. The Asset Sale closed on November 10, 2022.

(g)	To reflect the elimination of Imara’s historical common stock.

(h)	To reflect the effect of the reverse recapitalization of Imara for a total of $57.3 million, which is the net assets of Imara as of September 30, 2022.

(i)

The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the nine months ended September 30, 2022 and year ended December 31, 2021. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the Merger closing date, including the shares to be issued in the Enliven pre-closing financing. For the year ended December 31, 2021 and the nine months ended September 30, 2022, the pro forma weighted average shares outstanding has been calculated as follows:

	September 30, 2022	December 31, 2021
Historical Enliven weighted-average shares of common stock outstanding	10,406,800	7,814,536
Impact of Enliven’s convertible preferred stock assuming conversion as of January 1, 2021	61,730,064	61,730,064
Impact of Enliven’s common stock purchase agreement (Enliven pre-closing financing) assuming issuance as of January 1, 2022	42,827,612	42,827,612

Subtotal	114,964,476	112,372,212
Application of exchange ratio to historical Enliven weighted-average shares outstanding	1.1580	1.1580

Adjusted Enliven weighted-average shares outstanding (after giving effect to the Exchange Ratio)	133,128,323	130,126,493
Historical IMARA weighted-average shares of common stock outstanding	26,287,264	21,661,450
Impact of IMARA common stock related to stock units that accelerated vesting as of January 1, 2021	213,443	213,443

Total weighted average shares outstanding	159,629,030	152,001,386

(j)	To reflect the impact of the difference in par value of common stock between Enliven ($0.0001) and Imara ($0.001) on the conversion of Enliven common stock to Imara common stock

(k)

To reflect Imara’s share-based compensation costs recognized as a result of the Merger and Asset Sale based on the fair value of the outstanding unvested awards on the Merger date. Certain awards included accelerated vesting upon the completion of the Asset Sale. Certain other awards include provisions which accelerate vesting upon both a change of control, and termination, but are expected to be amended, pending board approval, to vest fully immediately prior to the completion of the Merger. As a result, remaining unrecognized stock-based compensation expense of $3.0 million is recognized as precombination expense.

(l)

To reflect Imara’s estimated compensation expense of $2.8 million related to change-in-control retention and severance payments resulting from pre-existing employment agreements that will be payable in cash in connection with the Merger but were not incurred as of September 30, 2022, as an increase to accrued expenses and accumulated deficit in the unaudited pro forma condensed combined balance sheet. Imara’s compensation costs of $2.8 million are reflected as general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.

(m)

To reflect Imara’s compensation expense of $0.4 million related to Asset Sale retention payments resulting from pre-existing employment agreements which were incurred as of September 30, 2022, as having occurred in the year ended December 31, 2021 to align with proforma presentation of the Merger.

(n)

To reflect the cost of the D&O Tail Policy of $2.0 million paid by Imara, as an increase in accumulated deficit and accrued liabilities, and increase in general and administrative expenses for the year ended December 31, 2021.

(o)

To reflect Imara’s costs related to the Merger of $0.7 million, which were reflected as being incurred during the nine months ended September 30, 2022, as having occurred during the year ended December 31, 2021, to align with proforma presentation of the Merger.

(p)

To reflect Imara’s costs related to the Asset Sale of $1.9 million, which were reflected as being incurred during the nine months ended September 30, 2022, as having occurred during the year ended December 31, 2021, to align with proforma presentation of the Merger.

(q)	The total impact to equity for the above adjustments is reflected in the table below.

		Common Stock				Additional Paid-in- Capital	Accumulated Deficit	AOCI	Stockholders equity
(amounts in thousands, except share amounts)		Enliven		IMARA
		Shares	Amount	Shares	Amount
Conversion of outstanding Enliven’s convertible preferred stock into common stock	(e)	61,730,064	62	—	—	149,687	—	—	149,749
Cost of D&O insurance tail policy	(n)	—	—	—	—	—	(2,000)	—	(2,000)
Pre-combination stock-based compensation costs	(k)	—	—	213,443	—	2,996	(2,996)	—	—
Elimination of Imara’s historical equity carrying value	(g)	—	—	(26,287,264)	(27)	(235,457)	178,194	4	(57,286)
Exchange of outstanding Enliven common stock into Imara common stock based on the assumed Exchange Ratio	(d)	(116,616,260)	(117)	135,041,082	135	(18)	—	—	—
Change in par value	(j)	—	11	—	—	(11)	—	—	—
Reverse recapitalization of Imara	(h)	—	—	26,287,264	26	57,260	—	—	57,286
Enliven pre-closing financing	(a)	42,827,612	43	—	—	159,825	—	—	159,868
Imara sale of IMR-687 asset	(f)	—	—	—	—	—	34,750	—	34,750
Retention and severance payments to Imara employees	(l)	—	—	—	—	—	(2,753)	—	(2,753)
Transaction costs associated with the merger	(b)(c)	—	—	—	—	(6,646)	(4,244)	—	(10,890)

Pro forma adjustment		(12,058,584)	$(1)	135,254,525	$134	$127,636	$200,951	$4	$328,724

DESCRIPTION OF IMARA CAPITAL STOCK

The following description of Imara capital stock and provisions of Imara’s restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to such restated certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware corporate law. Imara has filed copies of these documents with the SEC as exhibits to its periodic filings.

General

Imara’s authorized capital stock consists of 200,000,000 shares of Imara common stock, par value $0.001 per share, and 10,000,000 shares of Imara preferred stock, par value $0.001 per share, all of which preferred stock is undesignated.

Common Stock

Holders of Imara common stock are entitled to one vote for each share held on all matters submitted to a vote of Imara stockholders and do not have cumulative voting rights. Each election of directors by Imara stockholders will be determined by a plurality of the votes cast by Imara stockholders entitled to vote on the election. Holders of Imara common stock are entitled to receive any dividends as may be declared by the Imara board of directors, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of Imara’s liquidation or dissolution, the holders of Imara common stock are entitled to receive all assets available for distribution to Imara stockholders after the payment of all debts and other liabilities and subject to the prior rights of any then outstanding Imara preferred stock. Holders of Imara common stock have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Imara common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Imara preferred stock that Imara may designate and issue in the future.

Preferred Stock

Under the terms of Imara’s restated certificate of incorporation, the Imara board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL. The Imara board of directors has the discretion to determine the designations, rights, preferences, privileges and restrictions, including voting powers (full, limited or no voting powers), dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Imara board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of Imara outstanding voting stock. As of the date of this proxy statement/prospectus, there are no shares of preferred stock outstanding, and Imara has no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Imara’s Charter and Amended and Restated Bylaws

Delaware law and Imara’s restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of Imara. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Imara to first negotiate with Imara’s board of directors.

Staggered Board; Removal of Directors. Imara’s restated certificate of incorporation divides Imara’s board of directors into three classes with staggered three-year terms. In addition, a director may only be removed for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of Imara’s stockholders would be entitled to cast in an annual election of directors. Any vacancy or newly-created directorship on Imara’s board of directors may only be filled by vote of a majority of Imara’s directors then in office. The classification of Imara’s board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Imara.

Stockholder Action by Written Consent; Special Meetings. Imara’s restated certificate of incorporation provides that any action required or permitted to be taken by Imara’s stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Imara’s restated certificate of incorporation and amended and restated bylaws also provide that, except as otherwise required by law, special meetings of Imara’s stockholders can only be called by Imara’s board of directors.

Advance Notice Requirements for Stockholder Proposals. Imara’s amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of Imara’s stockholders, including proposed nominations of persons for election to Imara’s board of directors. Stockholders at an Imara annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of Imara’s board of directors or by an Imara stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Imara’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of Imara’s outstanding voting securities.

Delaware Business Combination Statute. Imara is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 generally prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder without obtaining supermajority stockholder approval in the manner described in such statute, unless the interested stockholder attained such status with the approval of Imara’s board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving Imara and the “interested stockholder” and a sale involving Imara and the “interested stockholder” of 10% or more of Imara’s assets on an aggregate market value basis. In general, an “interested stockholder” is any entity or person, together with their affiliates and associates, owning 15% or more of Imara’s outstanding voting stock.

Amendment of Imara’s restated certificate of incorporation and amended and restated bylaws. The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Imara’s amended and restated bylaws may be amended or repealed by a majority vote of Imara’s board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of Imara’s stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of Imara’s stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of Imara’s restated certificate of incorporation described above under “—Staggered Board; Removal of Directors” and “—Stockholder Action by Written Consent; Special Meetings,” and under this section “ —Amendment of Imara’s restated certificate of incorporation and amended and restated bylaws.”

Authorized but Unissued Shares

The authorized but unissued shares of Imara’s common stock and Imara’s preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing requirements of The

Nasdaq Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of Imara’s common stock and Imara’s preferred stock could make it more difficult or discourage an attempt to obtain control of Imara by means of a proxy contest, tender offer, merger or otherwise.

COMPARISON OF RIGHTS OF HOLDERS OF IMARA CAPITAL STOCK AND ENLIVEN CAPITAL STOCK

If the Merger is completed, Enliven stockholders will receive shares of Imara common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing of the Merger, Imara’s restated certificate of incorporation will be amended to increase the number of authorized shares of Imara common stock, as set forth in the form of certificate of amendment attached as Annex G to this proxy statement/prospectus and to effect the Reverse Stock Split, as set forth in the form of certificate of amendment attached as Annex H to this proxy statement/prospectus.

Imara and Enliven are both incorporated under the laws of the State of Delaware. The rights of Imara stockholders and Enliven stockholders are generally governed by the DGCL. Upon completion of the Merger, Enliven stockholders will become Imara stockholders, and their rights will be governed by the DGCL, the restated certificate of incorporation of Imara, as amended, and the amended and restated bylaws of Imara, as amended from time to time.

The material differences between the current rights of Enliven stockholders under the Enliven third amended and restated certificate of incorporation and bylaws and their rights as Imara stockholders, after the Merger, under the Imara restated certificate of incorporation, as amended, and the amended and restated bylaws are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Imara or Enliven before the Merger and being a stockholder of the surviving company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 425 of this proxy statement/prospectus.

Imara	Enliven
Organizational Documents

The rights of Imara stockholders are governed by Imara’s restated certificate of incorporation, Imara’s amended and restated bylaws, and the DGCL.	The rights of Enliven stockholders are governed by Enliven’s third amended and restated certificate of incorporation, Enliven’s bylaws, and the DGCL.

Authorized Capital Stock

Imara is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Imara is authorized to issue is 210,000,000, of which 200,000,000 shares are common stock, par value $0.001 per share, and 10,000,000 shares are preferred stock, par value $0.001 per share. The number of authorized shares of Imara preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of Imara entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of Imara entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.	Enliven is authorized to issue up to 89,000,000 shares of common stock, par value $0.0001 per share, and 61,730,064 shares of preferred stock, par value $0.0001 per share. 14,507,038 of the authorized shares of preferred stock are designated Series Seed preferred stock, 25,114,089 of the authorized shares of preferred stock are designated Series A preferred stock and 22,108,937 of the authorized shares of preferred stock are designated as Series B preferred stock. In connection with the Enliven pre-closing financing, Enliven expects to amend its third amended and restated certificate of incorporation to authorize the issuance of up to 132,000,000 shares of common stock, par value $0.0001 per share. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required by the terms of

Imara	Enliven

Enliven’s third amended and restated certificate of incorporation) the affirmative vote of the holders of shares of capital stock representing a majority of the votes represented by all outstanding shares of capital stock of Enliven entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL. There is no cumulative voting.

Pursuant to Section 242(b)(2) of the DGCL, an increase in the number of authorized shares of preferred stock requires the written consent or affirmative vote of the holders of the preferred stock, voting together as a single class on an as-converted to common stock basis. Pursuant to the protective provisions in Enliven’s third amended and restated certificate of incorporation, any amendment, alteration or repeal of any provision of Enliven’s third amended and restated incorporation, including an increase or decrease in the authorized shares of capital stock of Enliven or any classes or series thereof, requires the written consent of the holders of the preferred stock, voting together as a single class on an as-converted to common stock basis, so long as a threshold amount of shares of preferred stock is outstanding. Pursuant to protective provisions in Enliven’s third amended and restated certificate of incorporation, an increase or decrease in the number of shares of Series Seed preferred stock, Series A preferred stock or Series B preferred stock requires the written consent or affirmative vote of Series Seed preferred stockholders, Series A preferred stockholders and Series B preferred stockholders, respectively, so long as a threshold amount of shares of such series preferred stock is outstanding.

Common Stock

Imara’s authorized common stock consists of 200,000,000 shares of common stock.

Each holder of a share of Imara common stock is entitled to one vote for each such share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to Imara’s restated certificate of incorporation, as amended from time to time, that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more such series, to vote thereon pursuant to Imara’s restated certificate of incorporation, as amended, or the DGCL. There is no cumulative voting.

Enliven’s authorized common stock consists of 89,000,000 shares of common stock. In connection with the Enliven pre-closing financing, Enliven expects to amend its third amended and restated

certificate of incorporation to authorize the issuance

of up to 132,000,000 shares of common stock, par

value $0.0001 per share.

Each holder of a share of Enliven common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders or consented to by written action of the stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, are not entitled to vote on any amendment to Enliven’s third amended

Imara	Enliven
and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Enliven’s third amended and restated certificate of incorporation or pursuant to the DGCL.

Preferred Stock

Imara’s authorized preferred stock consists of 10,000,000 shares of preferred stock. No shares of Imara preferred stock are currently outstanding.

Enliven’s authorized preferred stock consists of 61,730,064 shares of preferred stock, 14,507,038 of which are designated Series Seed preferred stock, 25,114,089 of which are designated Series A preferred stock and 22,108,937 of which are designated Series B preferred stock. 61,730,064 shares of Enliven preferred stock are currently outstanding.

Each holder of a share of Enliven preferred stock is entitled to cast the number of votes equal to the number of whole shares of Enliven common stock into which such share of preferred stock is convertible as of the record date for determining stockholders entitled to vote on the matter. Except as otherwise provided by law or the other provisions of Enliven’s third amended and restated certificate of incorporation, the holders of preferred stock are entitled to vote together with the holders of common stock as a single class and on an as-converted to common stock basis. Enliven’s third amended and restated certificate of incorporation provides for certain anti-dilution protection for the holders of preferred stock and for certain consent rights of the holders of preferred stock, and the holders of each series of preferred stock, as more fully described below and in Enliven’s third amended and restated certificate of incorporation. Except as otherwise set forth in Enliven’s third amended and restated certificate of incorporation, any of the rights, powers, preferences and other terms of Enliven’s preferred stock may be waived on behalf of all holders of Enliven’s preferred stock by the affirmative written consent or vote of the holders of a majority of the preferred stock, voting together as a single class on an as-converted to common stock basis.

Number and Qualification of Directors

Subject to the rights of holders of any series of preferred stock to elect directors, the Imara board of directors consists of the number of directors fixed from time to time by resolution of the Imara board of directors. The	The Enliven board of directors consists of one or more members, each of whom must be a natural person. The number of directors is fixed from time to time by resolution of the Enliven board of directors. The

Imara	Enliven
Imara board of directors currently consists of eight members. Directors of Imara need not be stockholders of Imara.	Enliven board of directors currently consists of eight members. No decrease in the authorized number of directors constituting the Enliven board of directors will have the effect of removing any director before that director’s term of office expires. Directors of Enliven need not be stockholders of Enliven unless so required by Enliven’s third amended and restated certificate of incorporation or bylaws. Pursuant to the protective provisions in Enliven’s third amended and restated certificate of incorporation, an increase or decrease in the authorized number of directors requires the written consent or affirmative vote of the holders of the preferred stock, voting together as a single class on an as-converted to common stock basis, so long as a threshold amount of shares of preferred stock is outstanding.

Structure of Board of Directors; Term of Directors; Election of Directors

Subject to the rights of holders of any series of preferred stock to elect directors, the Imara board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. The board of directors is authorized to assign members of the board of directors already in office to Class I, Class II, or Class III at the time such classification becomes effective. Each class consists of, as nearly as may be possible, one-third of the total number of directors constituting the board of directors. At the first annual meeting of stockholders following the effectiveness of Imara’s initial public offering, the term of office of the Class I directors expired and Class I directors were elected for a full term of three years. At the second annual meeting of stockholders following Imara’s initial public offering, the term of office of the Class II directors expired and Class II directors were elected for a full term of three years. At the third annual meeting of stockholders following Imara’s initial public offering, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Directors of Imara hold office until their successors are elected and qualified or until their earlier death, resignation or removal.	As long as at least 9,905,282 shares (in the aggregate) of Enliven’s Series Seed preferred stock and Series A preferred stock are issued and outstanding, the holders of record of the Series Seed preferred stock and Series A preferred stock, voting together as a single class on an as-converted to common stock basis, are entitled to elect two directors. As long as at least 5,527,234 shares of Enliven’s Series B preferred stock are issued and outstanding, the holders of record of Series B preferred stock, exclusively and as a separate class, are entitled to elect one director. The holders of record of the shares of Enliven’s common stock, exclusively and as a separate class, are entitled to elect two directors. The holders of record of the shares of Enliven’s common stock and of any other class or series of voting stock, exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors. If the holders of shares of Enliven’s Series Seed preferred stock and Series A preferred stock, Series B preferred stock or common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed preferred stock and Series A preferred stock, Series B preferred stock or common stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting. No such directorship may be filled by Enliven stockholders

Imara	Enliven

other than by the stockholders that are entitled to elect such director, voting exclusively and as a separate class.

Directors of Enliven hold office until their successors are elected and qualified or until their earlier death, resignation or removal.

Removal of Directors

Subject to the rights of the holders of any series of Imara’s preferred stock, or except as otherwise provided by the DGCL, directors of Imara may be removed only for cause and only by affirmative vote of the holders of at least seventy-five percent (75%) of the votes that all the Imara stockholders would be entitled to cast in an election of directors or class of directors.	Directors of Enliven elected by Enliven’s Series Seed preferred stockholders and Series A preferred stockholders, voting together, or Enliven’s Series B preferred stockholders, voting separately, or Enliven’s common stockholders, voting separately, may be removed without cause only by the affirmative vote or written consent of the holders of the shares of the series of preferred stock entitled to elect them. Unless otherwise restricted by statute, Enliven’s third amended and restated certificate of incorporation or bylaws, any other director (directors elected at-large) may be removed, with or without cause, by the holders of a majority of Enliven’s shares then entitled to vote at an election of directors.

Vacancies on the Board of Directors

Any Imara director may resign by delivering a resignation in writing or by electronic transmission to Imara at its principal executive office or to the chairman of the board, the chief executive officer, the president or the secretary of Imara. The resignation is effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event.

Subject to the rights of holders of any series of Imara’s preferred stock, any vacancies or newly-created directorships on the Imara board of directors, however occurring, will be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any vacancies or newly-created directorships on the Imara board of directors will not be filled by the stockholders. A director of Imara elected to fill a vacancy or fill a position resulting from a newly-created directorship shall hold office until the next election of the class for which such director was chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

Any Enliven director may resign at any time upon notice in writing or electronic transmission to Enliven. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise provided in Enliven’s third amended and restated certificate of incorporation or bylaws, when one or more directors resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations is effective. A vacancy in the directorship filled by the holders of any class or classes or series of Enliven stock shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the Enliven stockholders having the right to vote as a single class may be filled by a majority of the Enliven directors then in office, although less than a quorum, or by a sole remaining director.

Imara	Enliven
Stockholder Action by Written Consent

Stockholders of Imara may not take any action by written consent in lieu of a meeting. No action may be taken by Imara’s stockholders except at an annual or special meeting of stockholders called in accordance with Imara’s amended and restated bylaws and restated certificate of incorporation.	Unless otherwise restricted by Enliven’s third amended and restated certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of Enliven’s stockholders, or any action which may be taken at an annual or special meeting of Enliven’s stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, meeting the requirements set forth in Enliven’s bylaws, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Quorum

Unless otherwise provided by law, Imara’s restated certificate of incorporation, or Imara’s amended and restated bylaws, at each meeting of Imara stockholders, the holders of a majority in voting power of the shares of the capital stock issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Imara board of directors in its sole discretion, or represented by proxy, will constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series of capital stock is required by law or Imara’s restated certificate of incorporation, the holders of a majority in voting power of the shares of such class or series of the capital stock issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Imara board of directors in its sole discretion, or represented by proxy, will constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, will not be broken by the withdrawal of enough votes to leave less than a quorum.	Unless otherwise provided by law, Enliven’s third amended and restated certificate of incorporation, or Enliven’s bylaws, at each meeting of Enliven stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series of Enliven stock is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, Enliven’s third amended and restated certificate of incorporation or Enliven’s bylaws. If a quorum fails to attend or be represented at any meeting, the chairperson of the meeting or stockholders entitled to vote at the meeting, present in person or by proxy, at the meeting may adjourn the meeting in accordance with Enliven’s bylaws until a quorum is present or represented.

Special Meetings of Stockholders

Special meetings of Imara stockholders for any purpose or purposes may be called at any time only by the board of directors of Imara and may not be called by any other person or persons. Business transacted at any special meeting of Imara stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting.	Special meetings of Enliven stockholders for any purpose or purposes may be called at any time by the board of directors, chairperson of the board of directors, the chief executive officer or the president of Enliven (in absence of a chief executive officer), or by one or more Enliven stockholders holding

Imara	Enliven

The Imara board of directors will determine the time and place, if any, of such special meeting. The Imara board of directors may postpone, reschedule or cancel any previously scheduled special meeting of Imara stockholders.

shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person other than the Enliven board of directors calls the special meeting, the request must be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and be delivered personally or sent by registered mail or facsimile transmission to the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer) or the secretary of Enliven. The officer(s) receiving the request will cause notice of the meeting to be promptly given to the stockholders entitled to vote at such meeting in accordance with Enliven’s bylaws. No business may be transacted at such special meeting of Enliven stockholders other than the business specified in such notice.

Notice of Stockholder Meetings

Except as otherwise provided by law, Imara’s restated certificate of incorporation or Imara’s amended and restated bylaws, notice of each meeting of Imara stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting. Notice will be given to each Imara stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. The Imara board of directors may fix a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting.

Without limiting the manner by which notice otherwise may be given to Imara stockholders, any notice is effective if given in accordance with Section 232 of the DGCL. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for the meeting.

Notice of all meetings of Enliven stockholders is to be given in writing in the manner provided by law and Enliven’s bylaws, stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which Enliven stockholders and proxy holders may be deemed to be present in person and vote at any such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining the stockholders entitled to notice of the meeting, and in the case of a special meeting, the purpose or purposes of the meeting. Unless otherwise required by the DGCL or Enliven’s third amended and restated certificate of incorporation or Enliven’s bylaws, such notice is to be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Advance Notice Requirements for Stockholder Proposals

Nominations of persons for election to the Imara board of directors and the proposal of business other than nominations to be considered by the Imara stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Imara board of directors or (ii) by any stockholder of Imara who is a stockholder of record at the time the written notice is delivered to the secretary of Imara who is entitled to	Enliven’s bylaws do not contain advance notice requirements for stockholder proposals.

Imara	Enliven
vote at the meeting and who complies with the notice procedures set forth in Imara’s amended and restated bylaws.

Amendment of Certificate of Incorporation

Notwithstanding any other provisions of law, Imara’s restated certificate of incorporation, or Imara’s amended and restated bylaws, the affirmative vote of holders of at least seventy-five percent (75%) of the votes that all the Imara stockholders would be entitled to cast in an election of directors or class of directors, will be required to amend or repeal, or adopt provisions inconsistent with, certain provisions of Imara’s restated certificate of incorporation, including provisions relating to the number and classification of Imara’s directors, removal of directors and the filling of vacancies or newly-created directorships, the power of Imara’s board of directors to adopt and amend Imara’s bylaws, special meetings of stockholders, stockholder action by written consent and stockholder nominations and introductions of business.

For certain other provisions in Imara’s restated certificate of incorporation, Imara stockholders may vote to amend them following Imara board approval and recommendation thereof by the default voting standard under Section 242 of the DGCL—a majority of the outstanding shares entitled to vote thereon.

As long as at least 15,432,516 shares of Enliven preferred stock are outstanding, the written consent or affirmative vote of the holders of a majority of the outstanding shares of Enliven preferred stock, voting together as a single class on an as-converted to common stock basis, is needed to amend, alter or repeal any provision of Enliven’s third amended and restated certificate of incorporation or to increase or decrease the authorized number of directors constituting the Enliven board of directors. As long as at least 5,527,234 shares of Series B preferred stock are outstanding, the written consent or affirmative vote of the holders of at least sixty-seven percent (67%) of the outstanding shares of Enliven Series B preferred stock, voting as a separate class, is needed to amend, alter, waive or repeal any provision of Enliven’s third amended and restated certificate of incorporation so as to affect the powers, preferences or rights of the Series B preferred stock in a material and adverse manner. As long as at least 3,506,548 shares of Enliven Series A preferred stock are outstanding, the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A preferred stock, voting as a separate class, is needed to amend, alter, waive or repeal any provision of Enliven’s third amended and restated certificate of incorporation so as to affect the powers, preferences or rights of the Series A preferred stock in a material and adverse manner. As long as at least 3,626,760 shares of Series Seed preferred stock are outstanding, the written consent or affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Enliven Series Seed preferred stock, voting as a separate class, is needed to amend, alter, waive or repeal any provision of Enliven’s third amended and restated certificate of incorporation so as to affect the powers, preferences or rights of the Series Seed preferred stock in a material and adverse manner.

For certain other provisions in Enliven’s third amended and restated certificate of incorporation, Enliven stockholders may vote to amend them following board approval and recommendation thereof by the default voting standard under Section 242 of the DGCL—a majority of the outstanding shares entitled to vote thereon.

Imara	Enliven
Amendment of Bylaws

The Imara board of directors may alter, amend or repeal, in whole or in part, Imara’s amended and restated bylaws, or adopt new bylaws, by the affirmative vote of a majority of the directors present at any regular or special meeting of the Imara board of directors at which a quorum is present. The Imara stockholders may not adopt, amend, alter or repeal Imara’s amended and restated bylaws unless such action is approved by the affirmative vote of the holders of at least seventy-five percent (75%) of the votes that all the Imara stockholders would be entitled to cast in an election of directors or class of directors.

As long as at least 15,432,516 shares of Enliven preferred stock are outstanding, the written consent or affirmative vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class on an as-converted to common stock basis, is needed to amend, alter or repeal any provision of Enliven’s bylaws. As long as at least 5,527,234 shares of Enliven Series B preferred stock are outstanding, the written consent or affirmative vote of the holders of at least sixty-seven percent (67%) of the outstanding shares of Series B preferred stock, voting as a separate class, is needed to amend, alter, waive or repeal any provision of Enliven’s bylaws so as to affect the powers, preferences or rights of the Series B preferred stock in a material and adverse manner. As long as at least 3,506,548 shares of Enliven Series A preferred stock are outstanding, the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A preferred stock, voting as a separate class, is needed to amend, alter, waive or repeal any provision of Enliven’s bylaws so as to affect the powers, preferences or rights of the Series A preferred stock in a material and adverse manner. As long as at least 3,626,760 shares of Enliven Series Seed preferred stock are outstanding, the written consent or affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Series Seed preferred stock, voting as a separate class, is needed to amend, alter, waive or repeal any provision of Enliven’s bylaws so as to affect the powers, preferences or rights of the Series Seed preferred stock in a material and adverse manner. Subject to the additional vote of the holders of Enliven preferred stock, Enliven’s bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon.

Subject to any additional vote required by Enliven’s third amended and restated certificate of incorporation or bylaws, in furtherance and not in limitation of the powers conferred by statute, the Enliven board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of Enliven’s bylaws. The fact that such power has been so conferred upon the directors does not divest the Enliven stockholders of the power, nor limit their power to adopt, amend or repeal Enliven’s bylaws.

Imara	Enliven
Limitation on Director Liability

Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no Imara director is personally liable to Imara or its stockholders for monetary damages for any breach of fiduciary duty as a director of Imara, notwithstanding any provision of law imposing such liability. If the DGCL is amended to permit further elimination of the limitation of the personal liability of directors, then the liability of a director of Imara will be eliminated or limited to the fullest extent permitted by such law as amended.	To the fullest extent permitted by law, Enliven directors shall not be personally liable to Enliven or its stockholders for monetary damages for breach of fiduciary duty as a director of Enliven. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Indemnification

Except under limited circumstances, Imara is required under its restated certificate of incorporation to provide indemnification of (and advancement of expenses to) directors and officers of Imara and persons serving at the request of Imara as a director, officer, partner, employee or trustee of, or in a similar capacity with, another entity if they were or are party to, or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Imara, or is or was serving, or has agreed to serve, at the request of Imara, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another entity, or by reason of any action alleged to have been taken or omitted in such capacity, in the manner and to the extent provided in Imara’s restated certificate of incorporation.	To the fullest extent permitted by the DGCL and except in certain specified circumstances, Enliven is required under its bylaws to provide indemnification to (and advancement of expenses to) its directors and officers if they were or are party to, or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Enliven, or is or was a director or officer of Enliven serving at the request of Enliven as a director, officer, employee or agent of another entity, in the manner and to the extent provided in Enliven’s bylaws.

Conversion Rights

Imara does not have any outstanding shares of preferred stock.

Enliven’s third amended and restated certificate of incorporation provides that holders of Enliven preferred stock have the right to convert such shares into shares of Enliven common stock at any time at a conversion rate in accordance with the terms of Enliven’s third amended and restated certificate of incorporation.

Upon the happening of certain events as described in Enliven’s third amended and restated certificate of incorporation, all outstanding shares of Enliven preferred stock will automatically convert into shares of Enliven common stock at the conversion rate calculated in accordance with Enliven’s third amended and restated certificate of incorporation.

Right of First Refusal

Imara does not have a right of first refusal in place.	Pursuant to the Co-Sale Agreement, certain Enliven stockholders party to the agreement, the Key Holders

Imara	Enliven
defined therein, wishing to transfer any shares of Enliven’s capital stock must first provide Enliven with the right to purchase such shares. In such an event, if Enliven does not elect to exercise its right of first refusal, certain Enliven stockholders detailed in the Co-Sale Agreement, or the Investors defined therein, have a secondary right of refusal to purchase all or a portion of the shares which are proposed for sale or transfer by the Key Holders.

Right of Co-Sale

Imara does not have a right of co-sale in place.	Pursuant to the Co-Sale Agreement, each Investor has a right of co-sale with respect to the Enliven capital stock proposed to be transferred by any Key Holder which is not earlier purchased by Enliven by exercise of its right of first refusal (as described above) or by any Investor by exercise of their secondary right of first refusal (as described above).
Preemptive Rights

Imara stockholders do not have preemptive rights. Thus, if additional shares of Imara common stock are issued, the current holders of Imara common stock will own a proportionately smaller interest in a larger number of outstanding shares of Imara common stock to the extent that they do not participate in the additional issuance.	Pursuant to the Investors’ Rights Agreement, if Enliven proposes to offer or sell new equity securities, Enliven shall first offer such securities to holders of at least 3,383,721 shares of Enliven stock, or the Major Investors defined therein. Each of the Major Investors will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such Major Investor prior to such offering.

Distributions to Stockholders

Dividends may be declared and paid on the Imara common stock from funds lawfully available therefor if, as and when determined by the Imara board of directors and subject to any preferential dividend or other rights of any then outstanding Imara preferred stock. The Imara board of directors may fix a record date for the determination of holders of Imara capital stock entitled to receive payment of a dividend or distribution declared thereon, which record date is not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than sixty (60) days prior to the date fixed for the payment thereof.	Subject to restrictions by applicable law or those contained in Enliven’s third amended and restated certificate of incorporation, the board of directors may declare and pay dividends upon the shares of Enliven’s capital stock. Dividends may be paid in cash, in property or in shares of Enliven’s capital stock, subject to the provisions of Enliven’s third amended and restated certificate of incorporation. Enliven will not declare, pay or set aside dividends on any share of any other class or series of its capital stock (other than dividends on shares of its common stock payable in shares of common stock) in any calendar year unless (in addition to obtaining any consents required by Enliven’s third amended and restated certificate of incorporation) the holders of its preferred stock then outstanding shall first receive, or simultaneously receive, dividends on each outstanding share of Enliven preferred stock in accordance with the terms of Enliven’s third amended and restated certificate of incorporation.

Imara	Enliven

The Enliven board of directors may fix a record date for the determination of holders of Enliven capital stock entitled to receive payment of a dividend or distribution declared thereon, which record date is not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than sixty (60) days prior to the date fixed for the payment thereof. If no record date is fixed, the record date for determining Enliven stockholders entitled to receive payment of a dividend or distribution will be at the close of business on the day on which Enliven’s board of directors adopts the resolution declaring such dividend or distribution.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Enliven, or in the case of any Deemed Liquidation Event (as defined in Enliven’s third amended and restated certificate of incorporation), the holders of outstanding shares of Enliven preferred stock shall be entitled to be paid, on a pari passu basis among each other and before any payment is made to the holders of common stock of Enliven, an amount per share equal to the greater of (i) the applicable Original Issue Price (which is $0.71 for Series Seed Preferred Stock, $1.803768 for Series A Preferred Stock and $3.84098 for Series B Preferred Stock), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Enliven preferred stock been converted into Enliven common stock immediately prior to such event.

Exclusive Forum

Unless Imara consents in writing to the selection of an alternative forum, the Delaware Court, to the fullest extent permitted by law, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Imara; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of Imara to Imara or Imara stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Delaware Court; or (iv) any action asserting a claim arising pursuant to any provision of the restated certificate of incorporation or amended and restated bylaws of Imara (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine.	Unless Enliven consents in writing to the selection of an alternative forum, the Delaware Court will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Enliven; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Enliven to Enliven or Enliven stockholders; (iii) any action asserting a claim against Enliven, its directors, officers or employees arising pursuant to any provision of the DGCL, Enliven’s third amended and restated certificate of incorporation or Enliven’s bylaws; or (iv) any action asserting a claim against Enliven, its directors, officers or employees governed by the internal affairs doctrine, except for any claim as to which the

Imara	Enliven
Delaware Court determines that there is an indispensable party not subject or consenting to the jurisdiction of the Delaware Court, which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court, or for which the Delaware Court does not have subject matter jurisdiction.

Registration Rights

Under the Amended and Restated Investor’s Rights Agreement, dated March 15, 2019, certain holders of Imara’s capital stock that are party to the agreement have certain registration rights, including the right to demand that Imara file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Imara is otherwise filing, so-called “piggyback” registration rights.	Under the Investors’ Rights Agreement, certain holders of Enliven preferred stock that are party to the Investors’ Rights Agreement, have certain registration rights, including the right to demand that Enliven file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Enliven is otherwise filing, so-called “piggyback” registration rights.

Stock Transfer Restrictions Applicable to Stockholders

Shares of Imara stock are transferable in the manner prescribed by law and Imara’s amended and restated bylaws. Transfers of shares of Imara stock will be made only on the books of the corporation or by transfer agents designated to transfer shares of stock of the corporation. Except as may be otherwise required by law, Imara’s restated certificate of incorporation or amended and restated bylaws, Imara is entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books.	Shares of Enliven are transferable in the manner prescribed by the DGCL. Enliven has the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock to restrict the transfer of shares of stock of Enliven.

PRINCIPAL STOCKHOLDERS OF IMARA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split.

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Imara common stock at October 15, 2022 for:

•	each person, or group of affiliated persons, who is known by Imara to beneficially own more than 5% of Imara’s common stock;

•	each of Imara’s named executive officers;

•	all of Imara’s directors as of October 15, 2022; and

•	all of Imara’s executive officers and directors as a group.

Beneficial ownership prior to the completion of the Merger is based on 26,287,264 shares of Imara common stock outstanding as of October 15, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Imara’s common stock. Shares of Imara’s common stock that an individual has a right to acquire within 60 days after October 15, 2022 are considered outstanding and beneficially owned by the person holding such right for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Imara’s common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Imara Inc., 1309 Beacon Street, Suite 300, Office 341, Brookline, Massachusetts 02446.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
Entities affiliated with OrbiMed(1)	4,386,568	16.7%
Entities affiliated with RA Capital Management, L.P.(2)	3,220,825	12.3%
BML Investment Partners, L.P.(3)	3,180,000	12.1%
Arix Bioscience Holdings Limited(4)	2,344,072	8.9%
Entities affiliated with Pfizer Ventures (US) LLC(5)	1,557,722	5.9%
Entities affiliated with Commodore Capital LP(6)	1,497,910	5.7%
Lundbeckfond Invest A/S(7)	1,432,722	5.5%
Directors and Named Executive Officers:
David Bonita, Ph.D.(1)(8)	4,404,600	16.7%
Mark Chin(4)(8)	2,362,104	9.0%
Edward R. Conner(8)	18,032	*
Barbara J. Dalton, Ph.D.(5)(8)	1,575,754	6.0%
Carl Goldfischer, M.D.(8)(9)	721,412	2.7%
David M. Mott(8)(10)	247,256	*
Laura Williams, M.D., MPH(11)	5,151	*
Rahul D. Ballal, Ph.D.(12)	693,005	2.6%
Michael P. Gray(13)	249,494	*
Kenneth Attie, M.D.(14)	—	*
All current executive officers and directors as a group (10 persons)(15)	10,276,808	37.6%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 4,199,068 shares of common stock held by OrbiMed Private Investments VII, LP, or OPI VII and (ii) 187,500 shares of common stock held by The Biotech Growth Trust PLC, or BIOG. OrbiMed Capital GP VII LLC, or GP VII, is the general partner of OPI VII and OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP VII. By virtue of such relationships, GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII and as a result may be deemed to have beneficial ownership of such shares. David Bonita, M.D., an employee of OrbiMed Advisors, is a member of the Imara board of directors. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild. Each of GP VII, OrbiMed Advisors, and David Bonita M.D. disclaims beneficial ownership of the shares held by OPI VII, except to the extent of its or his pecuniary interest therein if any. OrbiMed Capital LLC, or OrbiMed Capital, is the sole portfolio manager of BIOG. OrbiMed Capital disclaims any beneficial ownership over the shares. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild. OrbiMed Capital disclaims beneficial ownership of the shares held by BIOG, except to the extent of its or his pecuniary interest therein if any. The business address for OPI VII and BIOG is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.

(2)

Based solely on a Schedule 13G with the SEC on October 24, 2022 by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”). The Fund directly holds 3,220,825 shares of Common Stock. RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s portfolios, including the shares of Common Stock reported herein. Because the Fund has divested itself of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund disclaims beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose. The address of the principal business office of each of the reporting persons is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116.

(3)

Based solely on a Schedule 13G/A with the SEC on April 25, 2022. BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act. The address for BML Investment Partners, L.P. is 65 E. Cedar – Suite 2, Zionscille, IN 46077.

(4)

Based solely on a Schedule 13D/A filed with the SEC on July 20, 2021. Consists of 2,344,072 shares of common stock held by Arix Bioscience Holdings Limited, or Arix Ltd. Arix Bioscience Plc, or Arix Plc, is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd. Mark Chin, a Managing Director at Arix Plc, is a member of the Imara board of directors. The address for Arix Ltd. and Arix Plc is 20 Berkeley Square, London, W1J 6EQ, United Kingdom.

(5)

Based solely on a Schedule 13G filed with the SEC on March 26, 2020. Consists of (i) 1,481,719 shares of common stock held by Pfizer Ventures (US) LLC, or Pfizer Ventures, and (ii) 76,003 shares of common stock held by Pfizer Inc., or Pfizer. Pfizer Ventures is a wholly-owned subsidiary of Pfizer and Pfizer may be deemed to beneficially own the shares directly owned by Pfizer Ventures. Barbara Dalton, the Vice President of Venture Capital at Pfizer Ventures, is a member of the Imara board of directors. The address of Pfizer and Pfizer Ventures is 235 East 42nd Street, New York, New York 10017.
(6)

Based solely on a Schedule 13G with the SEC on October 24, 2022 by Commodore Capital LP (the “Firm”) and Commodore Capital Master LP (“Commodore Master”). The Firm is the investment manager to Commodore Master. As of October 13, 2022, the Firm may be deemed to beneficially own an aggregate of 1,497,910 shares of Common Stock. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. The address for the Firm and Commodore Master is: 767 Fifth Avenue, Floor 12, New York, NY 10153.

(7)

Consists of 1,432,722 shares of common stock held by Lundbeckfond Invest A/S, or Lunbeckfonden. The board of directors of Lundbeckfonden consists of Jørgen Huno Rasmussen, Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Ludovic Tranholm Otterbein, Vagn Flink Møller Pedersen, Henrik Villsen Andersen and Peter Adler Würtzen. No individual member of the Lunbeckfonden board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Lunbeckfonden. The board of directors of Lunbeckfonden and Lene Skole, the chief executive officer of Lunbeckfonden, may be deemed to share voting and investment authority over the shares held by Lundbeckfonden. The address of Lundbeckfonden and the above-mentioned persons is Scherfigsvej 7, DK-2100 Copenhagen, Denmark.

(8)	Includes 18,032 shares of common stock issuable upon the exercise of options that are exercisable as of October 15, 2022 or will become exercisable within 60 days after such date.
(9)

Consists of (i) 690,232 shares of common stock held by Bay City Capital Fund V, L.P., or Bay City Capital Fund V, and (ii) 13,148 shares of common stock held by Bay City Capital Fund V Co-Investment Fund, L.P., or Bay City Capital Fund V Co-Investment. Bay City Capital Management V, or GP V, is the General Partner of Bay City Capital Fund V and Bay City Capital Fund V Co-Investment, or collectively, BCC V. Bay City Capital LLC, or BCC LLC, is the Manager of GP V. BCC V has shared voting and dispositive power with respect to the shares held by BCC V. GP V has sole voting and dispositive power with respect to the shares held by BCC V. GP V disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. BCC LLC has sole voting and dispositive power with respect to the shares held by BCC V. BCC LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. Carl Goldfischer and Fred Craves are managing directors of BCC LLC and have voting and dispositive power with respect to shares held by Bay City Capital Funds. Dr. Goldfischer disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. The address for Bay City Capital Fund V is 750 Battery Street, Suite 400, San Francisco, CA 94111.

(10)	Based solely on a Form 4 filed with the SEC on February 23, 2022 reporting 229,224 shares of common stock directly held by David Mott.
(11)	Includes 5,151 shares of common stock issuable upon the exercise of options that are exercisable as of October 15, 2022 or will become exercisable within 60 days after such date.
(12)	Includes 692,396 shares of common stock issuable upon the exercise of options that are exercisable as of October 15, 2022 or will become exercisable within 60 days after such date.
(13)	Includes 247,782 shares of common stock issuable upon the exercise of options that are exercisable as of October 15, 2022 or will become exercisable within 60 days after such date.
(14)	Dr. Attie ceased employment with Imara, effective April 20, 2022.
(15)

Consists of 9,223,287 shares of common stock and 1,053,521 shares of common stock issuable upon the exercise of options that are exercisable as of October 15, 2022 or will become exercisable within 60 days after such date.

PRINCIPAL STOCKHOLDERS OF ENLIVEN

The following table sets forth the beneficial ownership of Enliven’s common stock as of October 15, 2022 by:

•	each person, or group of affiliated persons, who is known by Enliven to beneficially own more than 5% of its common stock;

•	each of Enliven’s named executive officers;

•	each of Enliven’s directors; and

•	all of Enliven’s current executive officers and directors as a group.

Enliven has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to Enliven’s securities. Unless otherwise indicated below, to Enliven’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

Enliven has based its calculation of the percentage of beneficial ownership prior to the completion of the Merger on 73,788,648 shares of Enliven’s common stock outstanding as of October 15, 2022, after giving effect to the automatic conversion of all outstanding shares of its convertible preferred stock. Enliven has deemed shares of its common stock subject to stock options that are currently exercisable or exercisable within 60 days of October 15, 2022 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. Enliven did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Enliven Therapeutics, Inc., 6200 Lookout Road, Boulder, Colorado 80301.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
5% stockholders:
Entities affiliated with OrbiMed(1)	22,863,417	31.0%
Entities affiliated with 5AM Ventures(2)	17,696,219	24.0%
Roche Finance Ltd(3)	5,802,350	7.9%
Citadel Multi-Strategy Equities Master Fund Ltd.(4)	3,957,323	5.4%
Entities affiliated with Cormorant Asset Management(5)	3,957,323	5.4%
Directors and Named Executive Officers:
Sam Kintz, M.B.A.(6)	6,137,884	8.1%
Helen Collins, M.D.(7)	344,540	*
Benjamin Hohl(8)	296,075	*
Jake Bauer(9)	306,076	*
Mika Derynck, M.D.(10)	296,076	*
Rishi Gupta, J.D.(11)	22,863,417	31.0%
Richard Heyman, Ph.D.(12)	751,747	1.0%
Joseph P. Lyssikatos, Ph.D.(13)	5,102,767	6.8%
Andrew Phillips, Ph.D	0	*
Andrew Schwab(14)	17,696,219	24.0%
All current executive officers and directors as a group (11 persons)(15)	55,398,433	70.9%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of Enliven’s common stock.
(1)

Consists of (i) 22,277,629 shares held of record by OrbiMed Private Investments VII, LP (OPI VII) and (ii) 585,788 shares held of record by OrbiMed Genesis Master Fund, L.P. (Genesis). OrbiMed Capital GP VII LLC (GP VII) is the general partner of OPI VII and OrbiMed Genesis GP LLC (Genesis GP) is the general partner of Genesis. OrbiMed Advisors LLC (OrbiMed Advisors) is the managing member of GP VII and Genesis GP. By virtue of such relationships, GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII and Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by Genesis. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild. Mr. Gupta, an employee of OrbiMed Advisors, is a member of Enliven’s board of directors. Each of Dr. Gordon and Messrs. Borho, Neild and Gupta disclaim beneficial ownership of the shares held by OPI VII and Genesis. The address for these entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)

Consists of (i) 15,092,717 shares held of record by 5AM Ventures VI, L.P. (5AM VI) and (ii) 2,603,502 shares held of record by 5AM Opportunities I, L.P. (5AM Opportunities). 5AM Partners VI, LLC (5AM Partners) is the general partner of 5AM VI and may be deemed to have sole investment and voting power over the shares held by 5AM VI. 5AM Opportunities I (GP), LLC (5AM Opportunities GP) is the general partner of 5AM Opportunities and may be deemed to have sole investment and voting power over the shares held by 5AM Opportunities. Andrew Schwab, one of Enliven’s directors, and Kush Parmar are the managing members of 5AM Partners and 5AM Opportunities GP and may be deemed to share voting and dispositive power over the shares held of record by 5AM VI and 5AM Opportunities. The address for these entities is c/o 5AM Venture Management, LLC, 501 Second Street, Suite 350, San Francisco, California 94107.

(3)

Consists of 5,802,350 shares held of record by Roche Finance Ltd (Roche Finance), a wholly-owned subsidiary of Roche Holding Ltd (Roche Holding), a Swiss corporation whose shares are traded on the SIX Swiss Exchange. The address for Roche Finance is Grenzacherstrasse 122, 4070 Basel, Switzerland and the address for Roche Holding is Grenzacherstrasse 124, 4070 Basel, Switzerland.

(4)

Consists of 3,957,323 shares held by Citadel Multi Strategy Equities Master Fund Ltd. (CEMF). Citadel Advisors LLC (Citadel Advisors) is the portfolio manager of CEMF. Citadel Advisors Holdings LP (CAH) is the sole member of Citadel Advisors. Citadel GP LLC (CGP) is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Mr. Griffin, as the owner of a controlling interest in CGP, may be deemed to have shared power to vote and/or shared power to dispose of the securities identified above. This disclosure shall not be construed as an admission that Mr. Griffin or any of the Citadel related entities listed above is the beneficial owner of any securities of Enliven other than the securities actually owned by such person (if any). The address of CEMF is c/o Citadel Advisors LLC, Southeast Financial Center 200 S. Biscayne Blvd., Suite 3300 Miami, FL 33131.

(5)

Consists of (i) 2,992,527 shares held of record by Cormorant Private Healthcare Fund III, LP (Fund III); (ii) 901,083 shares held of record by Cormorant Global Healthcare Master Fund, LP (Master Fund) and (iii) 63,713 shares held of record by CRMA SPV (CRMA). Cormorant Asset Management, LP (Cormorant) serves as the investment manager of Fund III, Master Fund and CRMA. Cormorant Private Healthcare GP III, LLC (GP III) and Cormorant Global Healthcare GP, LLC (GP LLC) serve as the General Partner of Fund III and Master Fund, respectively. As the manager of Cormorant, GP III and GP LLC, Bihua Chen holds voting and dispositive power with respect to the shares held of record by Fund III and Master Fund. The address for the entities is c/o Cormorant Asset Management, 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

(6)

Consists of (i) 3,685,211 shares held of record by The Kintz & Egan Trust dated March 30, 2019 for which Mr. Kintz serves as trustee; (ii) 300,000 shares held of record by an irrevocable trust dated October 26, 2021 for the benefit of Mr. Kintz’s elder son and for which Mr. Kintz serves as an investment advisor; (iii) 300,000 shares held of record by an irrevocable trust dated October 26, 2021 for the benefit of Mr. Kintz’s younger son and for which Mr. Kintz serves as investment advisor; and (iv) 1,852,673 shares subject to options exercisable within 60 days of October 15, 2022.

(7)	Consists of 344,540 shares subject to options exercisable within 60 days of October 15, 2022.
(8)	Consists of 296,075 shares subject to options exercisable within 60 days of October 15, 2022.
(9)

Consists of 296,076 shares held of record by Mr. Bauer, of which 196,782 may be repurchased by us at the original exercise price and (ii) 10,000 shares subject to options exercisable within 60 days of October 15, 2022.

(10)	Consists of 296,076 subject to options exercisable within 60 days of October 15, 2022.
(11)	Consists of the shares disclosed in footnote (1) above that are held of record by entities affiliated with OrbiMed Advisors.
(12)

Consists of (i) 507,688 shares held of record by Dr. Heyman, of which 247,477 may be repurchased by Enliven at the original purchase price; (ii) 126,760 shares held of record by the Richard A. Heyman and Anne E. Daigle Trust, dated November 1, 2016 for which Dr. Heyman serves as trustee, of which 36,972 may be repurchased by us at the original purchase price; (iii) 105,633 shares held of record by RAHD Capital LLC for which Dr. Heyman serves as a managing member; and (iv) 11,666 shares subject to options exercisable within 60 days of October 15, 2022, all of which are fully vested.

(13)

Consists of (i) 3,785,211 shares held of record by (i) The Lyssikatos Revocable Trust for which Dr. Lyssikatos serves as trustee and (ii) 1,317,556 shares subject to options exercisable within 60 days of October 15, 2022.

(14)	Consists of the shares disclosed in footnote (2) above that are held of record by 5AM Ventures VI, L.P. and 5AM Opportunities I, L.P.
(15)

Consists of (i) 55,398,433 shares beneficially owned by Enliven’s executive officers and directors, 668,731 of which may be repurchased by Enliven and (ii) 4,314,339 shares subject to options exercisable within 60 days of October 15, 2022.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger, including the Enliven pre-closing financing, occurred on October 15, 2022 for:

•	each stockholder expected by Imara and Enliven to become the beneficial owner of more than 5% of the combined company’s outstanding common stock;

•	each person expected to be a named executive officer of the combined company;

•	each person expected to be a director of the combined company; and

•	all of the combined company’s expected directors and executive officers as a group.

Beneficial ownership has been determined in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to the combined company’s securities. Unless otherwise indicated below, to Imara’s and Enliven’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

The percentage of beneficial ownership is calculated based on 175,282,231 shares of common stock expected to be outstanding upon consummation of the Merger. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days of October 15, 2022, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the Merger, Imara securityholders as of immediately prior to the merger are expected to own approximately 15.9% of the outstanding shares of the combined company, on a fully-diluted basis, and former Enliven securityholders are expected to own approximately 84.1% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Imara’s net cash as of the closing being approximately $82 million, (b) Enliven raising approximately $164.5 million in the Enliven pre-closing financing described in this proxy statement/prospectus, (c) a valuation for Imara equal to its net cash as of the business day immediately prior to the closing date of the Merger, plus $10 million and (d) a valuation for Enliven equal to $324.6 million, plus the gross proceeds of the Enliven pre-closing financing, in each case as further described in the Merger Agreement. The table below assumes that, based on Imara’s and Enliven’s capitalization as of October 15, 2022, the exchange ratio is estimated to be equal to approximately 1.1580 shares of Imara common stock for each share of Enliven capital stock, which exchange ratio does not give effect to the expected reverse stock split of Imara common stock. The final exchange ratio is subject to adjustment prior to closing of the Merger based upon Imara’s net cash at closing and the aggregate proceeds from the sale of Enliven common stock in the Enliven pre-closing financing.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Enliven Therapeutics, Inc., 6200 Lookout Road, Boulder, Colorado 80301.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
5% stockholders:
Entities affiliated with OrbiMed Advisors LLC(1)	35,384,687	20.2%
Entities affiliated with 5AM Ventures(2)	22,753,363	13.0%
Named Executive Officers and Directors
Sam Kintz, M.B.A.(3)	7,107,669	4.0%
Helen Collins, M.D.(4)	398,977	*
Benjamin Hohl(5)	342,854	*
Rahul D. Ballal, Ph.D.(6)	693,005	*
Jake Bauer(7)	354,436	*
Mika Derynck, M.D.(8)	342,856	*
Rishi Gupta, J.D.(9)	35,384,687	20.2%
Richard Heyman, Ph.D.(10)	870,522	*
Joseph P. Lyssikatos, Ph.D.(11)	5,909,003	3.3%
Andrew Phillips, Ph.D.	0	*
Andrew Schwab(12)	22,753,363	13.0%
All current executive officers and directors as a group (12 persons)(13)	76,014,377	43.4%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of Enliven’s common stock.
(1)

Consists of (i) 34,066,617 shares held of record by OrbiMed Private Investments VII, LP (OPI VII); (ii) 1,130,570 shares held of record by OrbiMed Genesis Master Fund, L.P. (Genesis); and (iii) 187,500 shares held of record by The Biotech Growth Trust PLC, or BIOG. OrbiMed Capital GP VII LLC (GP VII) is the general partner of OPI VII and OrbiMed Genesis GP LLC (Genesis GP) is the general partner of Genesis. OrbiMed Advisors LLC (OrbiMed Advisors) is the managing member of GP VII and Genesis GP. By virtue of such relationships, GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII and Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by Genesis. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild. Mr. Gupta, an employee of OrbiMed Advisors, is a member of Enliven’s board of directors and a director nominee of the combined company’s board of directors. OrbiMed Capital LLC, or OrbiMed Capital, is the portfolio manager of BIOG. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Dr. Gordon and Messrs. Borho and Neild. Each of Dr. Gordon and Messrs. Borho, Neild and Gupta disclaim beneficial ownership of the shares held by OPI VII, Genesis and BIOG. The address for these entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)

Consists of (i) 19,738,508 shares held of record by 5AM Ventures VI, L.P. (5AM VI) and (ii) 3,014,855 shares held of record by 5AM Opportunities I, L.P. (5AM Opportunities). 5AM Partners VI, LLC (5AM Partners) is the general partner of 5AM VI and may be deemed to have sole investment and voting power over the shares held by 5AM VI. 5AM Opportunities I (GP), LLC (5AM Opportunities GP) is the general partner of 5AM Opportunities and may be deemed to have sole investment and voting power over the shares held by 5AM Opportunities. Andrew Schwab, who is one of Enliven’s directors and a director nominee of the combined company, and Kush Parmar are the managing members of 5AM Partners and 5AM Opportunities GP and may be deemed to share voting and dispositive power over the shares held of record by 5AM VI and 5AM Opportunities. The address for these entities is c/o 5AM Venture Management, LLC, 501 Second Street, Suite 350, San Francisco, California 94107.
(3)

Consists of (i) 4,267,474 shares held of record by The Kintz & Egan Trust dated March 30, 2019 for which Mr. Kintz serves as trustee; (ii) 347,400 shares held of record by an irrevocable trust dated October 26, 2021 for the benefit of Mr. Kintz’s elder son and for which Mr. Kintz serves as an investment advisor; (iii) 347,400 shares held of record by an irrevocable trust dated October 26, 2021 for the benefit of Mr. Kintz’s younger son and for which Mr. Kintz serves as an investment advisor; and (iv) 2,145,395 shares subject to options exercisable within 60 days of October 15, 2022.

(4)	Consists of 398,977 shares subject to options exercisable within 60 days of October 15, 2022.
(5)	Consists of 342,854 shares subject to options exercisable within 60 days of October 15, 2022.
(6)	Consists of 693,005 shares subject to options exercisable within 60 days of October 15, 2022.
(7)

Consists of 354,436 shares held of record by Mr. Bauer, of which 227,873 may be repurchased by us at the original exercise price and (ii) 11,580 shares subject to options exercisable within 60 days of October 15, 2022.

(8)	Consists of 342,856 subject to options exercisable within 60 days of October 15, 2022.
(9)	Consists of the shares disclosed in footnote (1) above that are held of record by entities affiliated with OrbiMed Advisors.
(10)

Consists of (i) 587,902 shares held of record by Dr. Heyman, of which 286,578 may be repurchased by Enliven at the original purchase price; (ii) 146,788 shares held of record by the Richard A. Heyman and Anne E. Daigle Trust, dated November 1, 2016 for which Dr. Heyman serves as trustee, of which 42,813 may be repurchased by us at the original purchase price; (iii) 122,323 shares held of record by RAHD Capital LLC for which Dr. Heyman serves as a managing member; and (iv) 13,509 shares subject to options exercisable within 60 days of October 15, 2022.

(11)

Consists of (i) 4,383,274 shares held of record by The Lyssikatos Revocable Trust for which Dr. Lyssikatos serves as trustee and (ii) 1,525,729 shares subject to options exercisable within 60 days of October 15, 2022.

(12)	Consists of the shares disclosed in footnote (2) above that are held of record by 5AM Ventures VI, L.P. and 5AM Opportunities I, L.P.
(13)

Consists of (i) 76,014,377 shares beneficially owned by the combined company’s executive officers and directors and (ii) 5,689,006 shares subject to options exercisable within 60 days of October 15, 2022.

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr LLP will pass upon the validity of Imara’s common stock offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of IMARA Inc. appearing in IMARA Inc.’s Annual Report (Form 10-K) for the years ended December 31, 2021 and 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon the report on the authority of such firm as experts in accounting and auditing.

The financial statements of Enliven Therapeutics, Inc. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Imara is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Imara’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Imara also makes available free of charge on or through its website at www.imaratx.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Imara electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Imara are inactive textual references and information on those websites is not part of this proxy statement/prospectus.

Imara has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Imara common stock to be issued to Enliven stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Imara, as well as a proxy statement of Imara for its special meeting, and it will also serve as an information statement for the stockholders of Enliven. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Imara and Imara common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

The SEC allows Imara to “incorporate by reference” information into this proxy statement/prospectus. This means that Imara can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that Imara files with the SEC will automatically update and supersede the information included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Imara has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.

•	Imara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 15, 2022.

•

Imara’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 6, 2022, for the quarter ended June 30, 2022 filed with the SEC on August 3, 2022 and for the quarter ended September  30, 2022 filed with the SEC on October 25, 2022.

•	Imara’s Current Reports on Form 8-K, filed with the SEC on April 14, 2022, June 3, 2022, July 29, 2022, September 7, 2022, October 13, 2022, and October 14, 2022.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that Imara has “furnished” to but not “filed” with the SEC pursuant to the Exchange Act shall be incorporated by reference in this proxy statement/prospectus.

In addition, Imara incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Imara special meeting, other than the portions of such documents not deemed to be filed. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/

prospectus. Imara has supplied all the information contained in this proxy statement/prospectus relating to Imara, and Enliven has supplied all information contained in this proxy statement/prospectus relating to Enliven.

If you would like to request documents from Imara or Enliven, please send a request in writing or by telephone to either Imara or Enliven at the following addresses:

Imara Inc.	Enliven Therapeutics, Inc.
1309 Beacon Street, Suite 300, Office 341	6200 Lookout Road
Brookline, MA 02446	Boulder, CO 80301
Attn: Investor Relations	Attn: Corporate Secretary
Tel: (617) 206-2020	Tel: (720) 647-8519
Email: IR@imaratx.com	Email: Enliven@argotpartners.com

If you are an Imara stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Imara’s proxy solicitor, Morrow Soldali, at the following address and telephone number:

Morrow Sodali

509 Madison Avenue, Suite 1206

New York, NY 10022

Call Collect: +1 (203) 658-9400

Call Toll Free: (800) 662-5200

Email: IMRA@info.morrowsodali.com

TRADEMARK NOTICE

Imara® and Imara’s (logo)™ are trademarks of Imara Inc. in the United States. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Stockholder Proposals

Stockholders may submit proposals for consideration at a forthcoming annual meeting of Imara stockholders, provided such proposal is based on a proper subject for stockholders’ action. In order for a stockholder proposal to be considered for inclusion in the proxy statement in reliance on Rule 14a-8 of the Exchange Act and presented at Imara’s 2023 annual meeting of stockholders, such proposal must be received by Imara at a reasonable time before Imara begins to print and send its proxy materials to stockholders (in the case where Imara will have changed the date of its annual meeting by more than 30 days from the prior year), in such form as is required by the rules and regulations promulgated by the SEC. Stockholder proposals must be submitted in writing, to Imara’s Corporate Secretary at 1309 Beacon Street, Suite 300, Office 341, Brookline, Massachusetts 02446. A proposal submitted by a stockholder outside of the process of Rule 14a-8 for Imara’s 2023 annual meeting of stockholders will not be considered timely unless such proposal is received by Imara a reasonable time before Imara begins to print and send its proxy materials to stockholders. The proxy to be solicited on behalf of Imara’s board of directors for its 2023 annual meeting of stockholders may confer discretionary authority to vote on any such proposal considered to have been received on a non-timely basis that nonetheless properly comes before Imara’s 2023 annual meeting of stockholders. Stockholders are also advised to review the Imara bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Submissions for director nomination must include (1) the full name, age, business address and, if known, residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of Imara which are owned of record and beneficially by such nominee, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangement and understandings during the past three years, and any other material relationships between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, and (5) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Act of 1934. A copy of the full text of the provisions of the Imara’s bylaws dealing with stockholder nominations and proposals will be made available to stockholders from Imara’s Corporate Secretary upon written request.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

ENLIVEN THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Enliven Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Enliven Therapeutics, Inc. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California

November 8, 2022

We have served as the Company’s auditor since 2020.

ENLIVEN THERAPEUTICS, INC.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$110,024	$130,365
Prepaid expenses and other current assets	646	118
Right of use asset	—	104

Total current assets	110,670	130,587
Property and equipment, net	492	416
Right of use asset	462	—
Restricted cash	54	—
Deferred offering costs	1,651	—

TOTAL ASSETS	$113,329	$131,003

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$2,521	$808
Accrued expenses and other current liabilities	3,232	670

Total current liabilities	5,753	1,478
LONG TERM LIABILITIES
Other non-current liabilities	714	80

Total liabilities	6,467	1,558

COMMITMENTS AND CONTINGENCIES (Note 7)
Convertible preferred stock, $0.0001 par value;
61,730,064 shares authorized, issued and outstanding at December 31, 2021 and 2020, liquidation preference of $140,520 at December 31, 2021 and 2020	149,749	149,749
STOCKHOLDERS’ EQUITY
Common stock $0.0001 par value; 89,000,000 shares authorized at December 31, 2021 and 2020; 11,639,962 and 11,039,883 shares issued and outstanding at December 31, 2021 and 2020, respectively	1	1
Additional paid-in capital	2,314	157
Accumulated deficit	(45,202)	(20,462)

Total stockholders’ deficit	(42,887)	(20,304)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$113,329	$131,003

The accompanying notes are an integral part of these financial statements

ENLIVEN THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2021	2020
Operating expenses:
Research and development	$20,474	$8,240
General and administrative	4,288	1,078

Total operating expenses	24,762	9,318

Loss from operations	(24,762)	(9,318)
Other income (expense), net
Change in fair value of Series A convertible preferred stock tranche liability	—	(9,679)
Interest income	22	31

Total other income (expense), net	22	(9,648)

Net loss and comprehensive loss	$(24,740)	$(18,966)

Net loss per share attributable to common stockholders, basic and diluted	$(3.17)	$(3.80)

Weighted-average number of shares outstanding used in computing net loss per common share, basic and diluted	7,814,536	4,986,826

The accompanying notes are an integral part of these financial statements

ENLIVEN THERAPEUTICS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2020	14,084,506	$9,923	10,151,408	$—	$1	$(1,496)	$(1,495)
Issuance of restricted common stock	—	—	517,041	—	—	—	—
Exercise of common stock options	—	—	371,434	1	11	—	12
Issuance of Series Seed convertible preferred stock, net of issuance costs of $12	422,532	288	—	—	—	—	—
Issuance of Series A convertible preferred stock, net of issuance costs of $130	25,114,089	40,334	—	—	—	—	—
Settlement of the Series A convertible preferred stock tranche liability	—	14,515	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $231	22,108,937	84,689	—	—	—	—	—
Vesting of restricted stock and stock options	—	—	—	—	15	—	15
Stock-based compensation	—	—	—	—	130	—	130
Net loss	—	—	—	—	—	(18,966)	(18,966)

Balance—December 31, 2020	61,730,064	149,749	11,039,883	1	157	(20,462)	(20,304)

Exercise of common stock options	—	—	600,079	—	136	—	136
Vesting of restricted stock and stock options	—	—	—	—	97	—	97
Stock-based compensation	—	—	—	—	1,924	—	1,924
Net loss	—	—	—	—	—	(24,740)	(24,740)

Balance—December 31, 2021	61,730,064	$149,749	11,639,962	$1	$2,314	$(45,202)	$(42,887)

The accompanying notes are an integral part of these financial statements

ENLIVEN THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(24,740)	$(18,966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	115	45
Stock-based compensation	1,924	130
Change in fair value of Series A preferred stock tranche liability	—	9,679
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(563)	(44)
Right-of-use asset	133	54
Accounts payable	1,734	291
Accrued expenses and other liabilities	2,263	282

Net cash used in operating activities	(19,134)	(8,529)

Cash flows from investing activities:
Purchases of property and equipment	(191)	(461)

Net cash used in investing activities	(191)	(461)

Cash flows from financing activities:
Issuance of convertible preferred stock, net of issuance costs	(226)	130,373
Deferred issuance costs related to initial public offering	(1,480)	—
Issuance of common stock	690	140

Net cash provided by (used in) financing activities	(1,016)	130,513

Net increase (decrease) in cash, cash equivalents and restricted cash	(20,341)	121,523
Cash, cash equivalents and restricted cash at the beginning of the period	130,419	8,896

Cash, cash equivalents and restricted cash at the end of the period	$110,078	$130,419

Components of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$110,024	$130,365
Restricted cash	54	54

Total cash, cash equivalents and restricted cash	$110,078	$130,419

Supplemental disclosure of non-cash operating activities:
Recognition of Convertible Preferred Stock tranche liability in connection with the issuance of Series A convertible preferred stock	$—	$4,836

Settlement of convertible preferred stock tranche liability in connection with the issuance of Series A convertible preferred stock	$—	$14,515

Deferred issuance costs related to Series A and Series B convertible preferred stock included in accounts payable	$—	$171

Deferred issuance costs related to Series A and Series B convertible preferred stock included in accrued liabilities	$—	$55

Deferred issuance costs related to initial public offering included in accounts payable	$131	$—

Deferred issuance costs related to initial public offering included in accrued liabilities	$39	$—

Lease liability obtained in exchange for right of use asset	$491	$158

The accompanying notes are an integral part of these financial statements

ENLIVEN THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization, Description of Business and Liquidity

Business

Enliven Therapeutics, Inc. (the Company) was incorporated in the State of Delaware on June 12, 2019 and is headquartered in Boulder, Colorado. The Company is a biopharmaceutical company focused on the discovery and development of small molecule inhibitors to help patients with cancer not only live longer, but better. The Company aims to address emerging unmet needs with a precision oncology approach that improves survival and enhances overall patient well-being. Its discovery process combines deep insights in clinically validated biological targets and differentiated chemistry with the goal of designing best-in-class and first-in-class therapies.

Since its inception, the Company has devoted substantially all of its efforts to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities. To date, the Company has funded its operations primarily through private placements of its convertible preferred stock.

Risks and uncertainties

The Company is subject to risks common to development-stage companies in the biotechnology industry including, but not limited to, risks of failure of preclinical studies and clinical trials, new technological innovations, protection of proprietary technology, dependence on key personnel, reliance on third-party organizations, risks of obtaining regulatory approval for any product candidate that it may develop, compliance with government regulations and the need to obtain additional financing.

Impact of the COVID-19 Pandemic

The global COVID-19 pandemic continues to evolve, and the Company continues to monitor it closely. The extent of the impact of the pandemic on the Company’s business, operations and research and development timelines and plans remains uncertain, and will depend on numerous factors, including the impact, if any, on the Company’s personnel, the duration and spread of the pandemic, the success of vaccination efforts and therapeutic treatments targeted at the pandemic, the responses of governmental entities, and the responses of third parties such as contract research organizations (CROs), contract manufacturing organizations (CMOs) and other third parties with whom the Company does business. In response to public health directives and orders and to help minimize the risk of the virus to employees, the Company has taken precautionary measures, including allowing work-from-home options for all employees. The impact of the virus, including work-from-home policies, may negatively impact productivity, disrupt the Company’s business, and delay development program timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company’s ability to conduct its business in the ordinary course. Other impacts to the Company’s business may include temporary closures of its suppliers and disruptions or restrictions on its employees’ ability to travel. Any prolonged material disruption to the Company’s employees or suppliers could adversely impact the Company’s development activities, financial condition and results of operations, including its ability to obtain financing. The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, the Company has not experienced material business disruptions or incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these financial statements.

Liquidity considerations

In order to complete the development of our product candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we will require substantial additional capital. Until we can generate a sufficient amount of revenue from the commercialization of our product candidates, we may seek to raise any necessary additional capital through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount and timing of our capital requirements. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates, and we do not know when, or if, that will occur.

The Company has incurred significant losses and negative cash flows from operations since inception. As of December 31, 2021, the Company had an accumulated deficit of $45.2 million. The Company has incurred losses and negative cash flows from operations since inception, including net losses of $24.7 million and $19.0 million for the years ended December 31, 2021 and 2020, respectively. The Company expects that its operating losses and negative cash flows will continue for the foreseeable future as the Company continues to develop its product candidates. The Company currently expects that its cash and cash equivalents of $110.0 million as of December 31, 2021 will be sufficient to fund operating expenses and capital requirements for at least 12 months from the date the financial statements are issued.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP, as found in the Accounting Standards Codification, (ASC), and Accounting Standards Update, (ASU), of the Financial Accounting Standards Board (FASB).

Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. The most significant estimates relate to the determination of fair value of the Company’s common stock and convertible preferred stock, determination of the fair value of the convertible preferred stock tranche liabilities and stock-based compensation. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021 and 2020, cash and cash equivalents consisted primarily of checking and money market funds composed of US government obligations.

Restricted cash

The Company classifies all cash whose use is limited by contractual provisions as restricted cash. Restricted cash arises from the requirement for the Company to maintain cash of $54,000 as collateral for a sublease with the facility’s landlord. As of December 31, 2021 and 2020, $54,000 of restricted cash was recorded in restricted cash and prepaids and other current assets, respectively, in the balance sheets.

Concentrations of credit risk and off-balance sheet risk

The Company maintains its cash accounts and money market fund that at times exceed insured limits. As of December 31, 2021 and 2020, the Company’s cash balances exceeded those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Fair value measurements

Financial assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price the Company would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2—Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

•	Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the Company’s policy is to recognize significant transfers between levels at the end of the reporting period. The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

The Company’s cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair value due to their short maturities.

Deferred offering costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned Initial Public Offering (IPO) are capitalized and recorded on the balance sheets. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the Company’s statements of operations and comprehensive loss. Deferred offering costs capitalized as of December 31, 2021 and 2020 were $1.7 million and $0, respectively.

Property and equipment, net

Property and equipment are recorded at cost. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in the determination of net income or loss. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

The Company’s property and equipment consist of laboratory equipment and employee-related computers with estimated useful lives of three to five years.

Impairment of long-lived assets

The Company evaluates long-lived assets, which consist of laboratory equipment and computers, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, no impairments have been recognized in the Company’s financial statements.

Leases

The Company elected to early adopt ASU No. 2016-02, Leases (ASC 842) and its associated amendments as of January 1, 2020. In June 2020, the Company entered into a sublease agreement under which it leased laboratory and office facilities which the Company determined to be an operating lease. At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset (ROU) upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term. As the Company’s lease does not provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

Operating ROU assets are reflected in ROU assets. Operating lease liabilities are reflected in leases liabilities, current and noncurrent.

Convertible preferred stock

The Company classifies convertible preferred stock outside of stockholders’ deficit on its balance sheet as the requirements of triggering a deemed liquidation event are not within the Company’s control. In the event of a deemed liquidation event, the proceeds from the event are distributed in accordance with liquidation preferences (Note 9). The Company records the issuance of convertible preferred stock at the issuance price less related issuance costs and less any discount arising on allocation of proceeds to one or more derivative features. The Company has not adjusted the carrying values of the convertible preferred stock to its liquidation preference because of the uncertainty as to whether a deemed liquidation event may occur.

Research and development expenses

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of costs incurred for the discovery and development of its product candidates and include consultants and supplies to conduct preclinical and non-clinical studies, costs to acquire, develop and manufacture supplies for preclinical testing and other studies, expenses incurred under agreements with contract research organizations, and salaries and related costs, including equity-based compensation, as well as depreciation and other allocated facility-related and overhead expenses.

Stock-based compensation

The Company measures and records the expense related to stock-based payment awards based on the estimated grant date fair value of those awards. The Company recognizes stock-based compensation expense over the requisite service period of the individual award, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. The Company uses the Black-Scholes option pricing model to determine the fair value of the stock awards. The Black-Scholes option pricing model requires the Company to make assumptions and judgements about the variables used in the calculations, including the fair value of common stock, expected term, expected volatility of our common stock, risk-free interest rate and expected dividend yield. As the stock-based compensation is based on awards ultimately expected to vest, it is reduced by forfeitures, which the Company accounts for as they occur.

The Company classifies equity-based compensation expense in the statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

Black-Scholes requires the use of subjective assumptions which determine the fair value of stock- based awards. These assumptions include:

•

Fair Value of Common Stock—As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the board of directors as of the date of each option grant with input from management, considering the most recently available third-party valuation of common stock.

•

Expected Term—The expected term represents the period that our options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). The Company has very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants.

•

Expected Volatility—The expected stock price volatilities are estimated based on the historical and implied volatilities of comparable publicly traded companies as we do not have sufficient history of trading our common stock.

•	Risk-Free Interest Rate—The risk-free interest rates are based on U.S. Treasury yields in effect at the grant date for notes with comparable terms as the awards.

•

Expected Dividend Yield—The Company has never paid dividends on its common stock and have no plans to pay dividends on the Company’s common stock. Therefore, the Company used an expected dividend of zero.

The assumptions underlying these valuations represented the Company’s board and management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of its stock-based compensation expense could be materially different.

Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has generated net losses since inception and accordingly has not recorded a provision for income taxes.

The Company recognizes a tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of its provision for income taxes. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net loss per share

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. Convertible preferred stock is a participating security in distributions of the Company. The net loss attributable to common stockholders is not allocated to the convertible preferred shares as the holders of convertible preferred shares do not have a contractual obligation to share in losses. Cumulative dividends on preferred shares are added to net loss to arrive at net loss available to common stockholders.

Under the two-class method, basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. The weighted-average number of shares of common stock outstanding used in the basic net loss per share calculation does not include unvested restricted common stock as these shares are considered contingently issuable shares until they vest.

Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, stock options and unvested early exercised common stock and unvested restricted common stock, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive. For all periods presented, basic and diluted net loss per share were the same, as any additional share equivalents would be anti-dilutive.

Segments

The Company operates in one segment and, accordingly, no segment disclosures have been presented herein. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance.

Comprehensive income (loss)

Other comprehensive income (loss), is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company did not have any items that required classification as other comprehensive income (loss).

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (ASU 2019-12). ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for fiscal years beginning after December 15, 2021. The Company has assessed the impact adoption of ASU 2019-12 will have on its financial statements and disclosures and concluded that it will not have a material impact.

3. Fair Value Measurements

The following tables set forth the fair value of the Company’s financial assets measured at fair value on a recurring basis and indicates the level within the fair value hierarchy utilized to determine such values (in thousands):

	As of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
US Treasury backed money market funds	$106,768	$106,768	$—	$—

Total financial assets measured at fair value	$106,768	$106,768	$—	$—

	As of December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
US Treasury backed money market funds	$127,113	$127,113	$—	$—

Total financial assets measured at fair value	$127,113	$127,113	$—	$—

Money market funds are highly liquid investments that are valued based on quoted market prices in active markets, which represent a Level 1 measurement within the fair value hierarchy.

The following table presents a roll-forward of the fair value of the Series A convertible preferred stock tranche liability (in thousands):

December 31, 2020
Balance at beginning of year	$—
Issuance of Series A convertible preferred stock	4,836
Change in fair value	9,679
Settlement upon issuance of series A convertible preferred stock	(14,515)

Balance at end of year	$—

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Series A convertible preferred stock tranche liability are classified within Level 3 of the fair value hierarchy because the fair value measurement is based, in part, on significant inputs not observed in the market.

The fair value of the Series A convertible preferred stock tranche liability was determined on issuance and then revalued in December 2020 prior to the settlement of the liability. The valuations were made using Black-Scholes pricing model with inputs based on certain subjective assumptions, including (i) estimated conversion dates, (ii) risk-free interest rates, and (iii) expected stock price volatility. This approach results in the classification of these securities as Level 3 of the fair value hierarchy.

The following table summarizes the significant unobservable assumptions used to value the convertible preferred stock tranche liability:

Year Ended December 31, 2020
Term to valuation date (in years)	0.6 - 2 .0
Discount rate	0.11% - 0.23%
Volatility	68% - 101%

4. Leases

Facility lease

In June 2020, the Company leased office and laboratory under a sublease agreement for 6,782 square feet, which was set to expire on December 30, 2021. In March 2021, the Company amended its sublease agreement, increasing its leased space by 2,495 square feet to 9,277 square feet and monthly rent to $12,000. Upon the extension of the lease in March 2021, the lease was automatically extended to December 30, 2024. Additionally, in January 2022 the Company amended the sublease, which will increase the leased space by an additional 9,373 square feet commencing on May 1, 2022, and the rental payments will increase by an equally proportionate amount to reflect the increase in floor space. The monthly rent is subject to annual increases through the lease term. The Company is required to pay base rent expense as well as its proportionate share of the facilities operating expenses. The non-lease components, consisting primarily of common area maintenance, are paid separately based on actual costs incurred. Therefore, the variable non-lease components were not included in the right of use asset and lease liability and are reflected as expense in the period incurred. The incremental borrowing rate used to calculate the Company’s right of use asset and lease liability is 4%. The incremental borrowing rate was estimated based on the Company estimated borrowing rate on a collateralized loan. As of December 31, 2021, the remaining lease liability and right of use asset were $0.5 million and $0.5 million, respectively. As of December 31, 2020, the remaining lease liability and right of use asset were $0.1 million and $0.1 million, respectively.

The Company recognized rent expense under the facility sublease for the years ended December 31, 2021 and 2020 of $0.2 million and $57,000, respectively. As of December 31, 2021 the future minimum lease payments under the facilities operating sublease were as follows (in thousands):

As of December 31, 2021
Year ending December 31,
2022	$162
2023	168
2024	174
2025	—
2026	—
Thereafter	—

Total minimum lease payments	504
Less: amount representing interest	(28)

Present value of lease liabilities	476
Less: current portion of lease liabilities	(159)

Lease liabilities, noncurrent	$317

5. Property and Equipment, Net

Property and equipment, net consisted of the following (dollars in thousands):

	Estimated Useful Life in Years	As of December 31,
		2021	2020
Laboratory equipment	5	$614	$459
Computer equipment	3	38	2

		652	461
Less: accumulated depreciation		(160)	(45)

Property and equipment, net		$492	$416

Depreciation expense for the years ended December 31, 2021 and 2020 was $115,000 and $45,000, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2021	2020
Accrued employee compensation costs	$1,027	$102
Accrued research and development costs	1,637	327
Accrued deferred offering costs	39	—
Lease liability	159	105
Other	370	136

Accrued expenses and other current liabilities	$3,232	$670

7. Commitments and Contingencies

Lease commitments—The Company’s commitments related to lease agreements are disclosed in Note 4.

Litigation—From time to time, the Company may be involved in legal proceedings or be subject to claims arising in the ordinary course of our business. The Company was not currently a party to any legal proceedings. Regardless of outcome, any proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Indemnification agreements—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2021 or 2020.

8. Common Stock

As of December 31, 2021 and 2020, the Company’s Amended and Restated Certificate of Incorporation authorized the Company to issue 89,000,000 shares of $0.0001 par value common stock, of which 11,639,962 and 11,039,883 shares were issued and outstanding, respectively. As of December 31, 2021 and 2020, there were 2,382,549 and 4,739,087 shares which were subject to repurchase, respectively. The liability related to shares subject to repurchase totaled $577,000 and $120,000 as of December 31, 2021 and 2020, of which $398,000 and $80,000 were recorded as other non-current liabilities as of December 31, 2021 and 2020, respectively.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Company’s board of directors, if any, subject to the preferential dividend rights of any convertible preferred stock. No dividends have been declared or paid by the Company through December 31, 2021.

In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for any convertible preferred stock.

The Company had the following shares of common stock reserved for future issuance:

	As of December 31,
	2021	2020
Conversion of preferred stock	61,730,064	61,730,064
Issuance of common stock upon exercise of stock options	10,421,481	3,339,245
Options available for grant under stock plan	1,367,943	8,786,955

Total common stock reserved for future issuance	73,519,488	73,856,264

9. Convertible Preferred Stock

As of December 31, 2021 and 2020, the Company’s Amended and Restated Articles of Incorporation designated and authorized the Company to issue up to 61,730,064 shares of convertible preferred stock which consisted of the following:

	Authorized Shares	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Amount (in thousands)	Proceeds Net of Issuance Costs (in thousands)
Series Seed convertible preferred stock	14,507,038	14,507,038	$0.71	$10,300	$10,211
Series A convertible preferred stock	25,114,089	25,114,089	$1.80	45,300	45,170
Series B convertible preferred stock	22,108,937	22,108,937	$3.84	84,920	84,689

Total convertible preferred stock	61,730,064	61,730,064		$140,520	$140,070

Issuances of convertible preferred stock during the years ended December 31, 2021 and 2020

In February 2020, the Company issued 422,532 shares of Series Seed convertible preferred stock at a price of $0.71 per share for gross cash proceeds of $0.3 million, and incurred issuance costs of $12,000.

In April 2020, the Company issued 14,026,192 shares of Series A convertible preferred stock at a price of $1.803768 per share for gross cash proceeds of $25.3 million, and incurred issuance costs of $117,000 in connection with the Series A Convertible Preferred Stock Purchase Agreement (the Series A Agreement). The Series A Agreement included a contractual obligation for investors to participate in a second closing of Series A convertible preferred stock upon the achievement of a performance obligation or upon waiver of the performance obligation, under which the Company agreed to sell and issue an additional 11,087,897 shares of Series A convertible preferred stock at a price of $1.803768 per share or $20.0 million in gross proceeds. The rights to participate in a second closing of Series A convertible preferred stock represent a freestanding financial instrument accounted for as a liability measured at fair value at inception and remeasured at fair value each reporting date (“Series A convertible preferred stock tranche liability”). Changes in fair value are recognized in the statement of operations and comprehensive loss. The proceeds from the initial closing of the Series A convertible preferred stock of $25.3 million were allocated to the Series A convertible preferred stock tranche liability at its initial value of $5.0 million with the remaining amount allocated to the carrying value of the Series A convertible preferred stock (Note 3). The fair value of the Series A convertible preferred stock tranche liability was determined using an options pricing model approach.

In December 2020, the Company waived the performance obligation and closed the second tranche of the Series A convertible preferred stock and issued 11,087,897 shares at a price of $1.803768 per share for gross cash proceeds of $20.0 million, and incurred issuance costs of $13,000. Accordingly, at the time of the issuance of the second tranche of Series A convertible preferred stock, the Company revalued the Series A convertible preferred stock tranche liability and recognized a loss on the closing of the second tranche in its statement of operations and comprehensive loss of $9.7 million for the year ended December 31, 2020.

Also in December 2020, the Company issued 22,108,937 shares of Series B convertible preferred stock at a price of $3.84098 per share for gross cash proceeds of $84.9 million, and incurred issuance costs of $0.2 million.

No shares of preferred stock were issued during the year ended December 31, 2021.

The Company’s convertible preferred stock have the following rights, preferences, privileges and restrictions:

Voting—On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of convertible preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matters. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of convertible preferred stock shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Dividends—The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) in any calendar year unless the holders of the convertible preferred stock then outstanding shall first receive, or simultaneously receive, dividends on each outstand share of convertible preferred stock in an amount for such calendar year equal to the greater of (i) the applicable dividend rate of $0.0426, $0.108226 and $0.2305 per share for the Series Seed, Series A and Series B, respectively, subject to adjustment in the event of any stock splits, stock dividends or similar changes in capitalization with respect to such class or series), and (ii) that dividend per share of such series of convertible preferred stock as would equal the product of (A) the dividend payable on each share of such series determined, if applicable, as if all shares of such series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such series, in each case calculated on the record date for the determination of holders entitled to receive such dividend. The right to receive dividends on shares of convertible preferred stock shall not be cumulative, and no right to dividends shall accrue to holders of the convertible preferred stock by reason of the fact that dividends on such shares are not declared or paid.

Liquidation preference—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a deemed liquidation event, the holders of shares of convertible preferred stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of the common stock by reason of their ownership hereof, an amount equal to the greater of (i) one times the applicable original issue price of $0.71 per share of Series Seed, $1.803768 per share of Series A and $3.84098 per share of Series B, plus any dividends declared, but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the convertible preferred stock had been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such event, the assets of the Company available for distribution to the stockholders shall be insufficient to pay the holders of the convertible preferred stock the full amount they shall be entitled to shall share ratably in any distribution of the assts available for distribution in proportion to the respective amounts which would be otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After payment of the liquidation preference to the holders of convertible preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Redemption—The shares of convertible preferred stock shall not be redeemable by any holder.

Voluntary conversion—Each share of convertible preferred stock shall be convertible, at the option of the holder thereof at any time and from time to time, without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The original issue price of the Series Seed, Series A and Series B convertible preferred shares is $0.71, $1.803768 and $3.84098, respectively. Such conversion price, and at the rate at which the convertible preferred shares may be converted into shares of common stock, shall be subject to adjustment for occurrences such as stock splits, certain dividends, mergers and distributions.

Automatic conversion—Each share of convertible preferred stock will automatically be converted into shares of common stock, at the then-effective conversion rate of such shares upon either (i) the closing of the sale of shares of the Company’s common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with proceeds of at least $75.0 million, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the requisite holders, then all outstanding shares of convertible preferred stock shall automatically be converted into shares of common stock, at the then effective conversion rate.

10. Stock-Based Compensation

Equity Incentive Plan—In July 2019, the Company adopted the 2019 Equity Incentive Plan (the 2019 Plan) pursuant to which the Company’s board of directors may grant non-statutory stock options, stock appreciation rights, restricted stock, and restricted stock units to employees and non-employees and incentive stock options only to employees. The 2019 Plan initially authorized grants of awards of up to 1,267,605 shares. In April 2020, the board of directors increased the number of shares of the Company’s common stock authorized for issuance under the 2019 Plan by 7,489,064 to 8,756,669 shares. Additionally, in December 2020, the board of directors approved to increase the number of shares of the Company’s common stock authorized for issuance under the 2019 Plan by 4,106,299 to 12,862,968 shares.

Awards granted under the 2019 Plan expire no later than 10 years from the date of grant. For incentive stock options and non-statutory stock options, the option exercise price will not be less than 100% of the estimated fair value on the date of grant. Options and restricted stock granted to employees typically vest over a four-year period but may be granted with different vesting terms.

The following table summarizes the stock plan activity:

	Available for Grant	Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2019	840,177	12,500	$0.04	9.96	$—
Increase in option pool	11,595,363	—	$—
Restricted stock granted	(253,521)	—	$0.04
Options granted	(3,395,064)	3,395,064	$0.33
Options exercised and vested	—	(68,319)	$0.31	9.55

Outstanding—December 31, 2020	8,786,955	3,339,245	$0.33	9.47	$3,509
Options granted	(7,419,012)	7,419,012	$1.39	9.38
Options exercised and vested	—	(336,776)	$0.67	8.77

Outstanding—December 31, 2021	1,367,943	10,421,481	$1.07	9.11	$9,657

Exercisable—December 31, 2021	4,051,427		$0.73	8.79

Vested and expected to vest—December 31, 2021	10,421,481		$1.07	9.11

The total intrinsic value of exercised and vested incentive awards during the year ended December 31, 2021 was $0.5 million and is calculated on the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date.

The Company records stock-based compensation expense on a straight-line basis over the vesting period. As of December 31, 2021, total compensation cost not yet recognized related to unvested stock options was $8.4 million, which is expected to be recognized over a weighted-average period of 3.18 years.

Restricted stock award activity—Upon formation of the Company in June 2019, the Company issued 10.0 million shares in restricted common stock to the founders of the Company at $0.0001 per share. 25% of the shares vested immediately upon issuance, with the remaining shares vesting evenly over 36 or 48 months. Vesting may be accelerated upon a change in control, as defined in the holder agreements. If the holders cease to have a business relationship with the Company, any unvested shares held by these individuals may be repurchased at their original purchase price. The unvested restricted stock is not considered outstanding for accounting purposes until the shares vest. As of December 31, 2021 and 2020, there were 1,484,375 and 4,739,087 shares subject to repurchase, respectively.

Additionally, between 2019 and 2020, the Company issued a total of 668,449 shares of restricted stock to employees and consultants for aggregate consideration of $27,000. The purchase price of the restricted stock was the estimated fair value on the grant date. The restricted stock awards are subject to vesting over a period of four to five years, and vesting may be accelerated upon a change in control, as defined in the holder agreements. If the holders cease to have a business relationship with the Company, any unvested shares held by these individuals may be repurchased at their original purchase price. The unvested restricted stock is not considered outstanding for accounting purposes until the shares vest.

The following summarizes restricted stock activity:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested—December 31, 2019	414,928	$0.04
Granted	253,521	0.04
Vested	(123,102)	0.04
Forefeited	—	—

Unvested—December 31, 2020	545,347	0.04
Granted	—	—
Vested	(213,591)	0.04
Forefeited	—	—

Unvested—December 31, 2021	331,756	$0.04

The aggregate fair value of restricted stock that vested during the year ended December 31, 2021 was $0.3 million. The weighted-average grant date fair value of restricted stock that vested during the year ended December 31, 2021 was $0.04. Total intrinsic value of restricted stock as of December 31, 2021 was $3.6 million. As of December 31, 2021, total compensation cost not yet recognized related to unvested restricted stock was $7,000, which is expected to be recognized over a weighted-average period of 2.04 years.

The aggregate fair value of restricted stock that vested during the year ended December 31, 2020 was $5,000. The weighted-average grant date fair value of restricted stock that vested during the year ended December 31, 2020 was $0.04. Total intrinsic value of restricted stock as of December 31, 2020 was $14.7 million. As of December 31, 2020, total compensation cost not yet recognized related to unvested restricted stock was $11,000, which is expected to be recognized over a weighted-average period of 1.69 years.

Stock-based compensation expense—The Company recorded stock-based compensation expense of $1.9 million and $0.1 million during the periods ended December 31, 2021 and 2020, respectively.

Stock-based compensation expense is classified as follows (in thousands):

	Years Ended December 31,
	2021	2020
Research and development	$1,019	$83
General and administrative	905	47

Total stock-based compensation expense	$1,924	$130

The fair value of each stock option grant is estimated on the date of grant using a Black-Scholes model. The following summarizes the inputs used:

	Years Ended December 31,
	2021	2020
Stock Price	$1.68 - $2.12	$0.33
Expected term	6 Years	6 Years
Expected volatility	75% - 80%	80%
Risk-free interest rate	1.00% - 1.40%	0.44% - 0.56%
Expected dividend yield	—	—

11. Income Taxes

The difference between the effective tax rate and the U.S. federal tax rate is as follows:

	Year Ended December 31,
	2021	2020
Federal income tax	(21.0)%	(21.0)%
State income tax, less federal benefits	(7.6)%	(2.8)%
Permanent differences	1.7%	10.8%
Change in valuation allowance	27.1%	14.7%
Credits	(0.4)%	—
Other	0.2%	(1.7)%

Effective tax rate	0.0%	0.0%

Significant components of the Company’s deferred income taxes consist of the following (in thousands):

	As of December 31,
	2021	2020
Deferred Tax Assets:
Intangible asset basis differences	$47	$106
Net operating loss carryforwards	8,918	2,607
Tax credit carryforwards	145	15
Other	530	40

Total deferred tax assets	9,640	2,768
Deferred Tax Liabilities:
Fixed asset basis difference	(33)	(1)
Goodwill differences	(129)	—

Total deferred tax liabilities	(162)	(1)
Valuation allowance	(9,478)	(2,767)

Net deferred tax assets	$—	$—

Realization of tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, the U.S. net deferred tax assets have been fully offset by a valuation allowance. The changes in the valuation allowance for the years ended December 31, 2021 and 2020 were $6.7 million and $2.3 million, respectively.

As of December 31, 2021, the Company had federal net operating loss carryforwards of approximately $31.8 million which has no expiration for federal tax purposes. At December 31, 2021, the Company had California net operating loss carryforwards of approximately $32.1 million which will begin to expire in 2039 for California tax purposes.

Internal Revenue Code of 1986, as amended (IRC) Section 382 imposes limitations on the use of net operating loss carryforwards when the stock ownership of one or more 5% stockholders (stockholders owning more than 5% or more of the Company’s outstanding capital stock) has increased on a cumulative basis by more than 50 percentage points. There is a risk of an ownership change beyond the control of the Company that could trigger a limitation of the use of the loss carryover. As of December 31, 2021, the Company has not completed an analysis whether an ownership change occurred under Section 382, which, if it did occur, could substantially limit its ability in the future to utilize its net operating loss and other tax carryforwards.

As of December 31, 2021, the Company had Federal research and development credit carryforwards of approximately $0.1 million which will begin to expire in 2041. The Company had California research and development carryforwards of $0.1 million which will not expire.

The Company adopted the provisions of FASB Accounting Standards Codification (ASC 740-10), Accounting for Uncertainty in Income Taxes, upon the date of incorporation. ASC 740-10 prescribes a comprehensive model for the recognition, measurement presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. During the years ended December 31, 2021 and 2020, the Company had not recognized any tax-related penalties or interest. At December 31, 2021 the gross unrecognized tax benefit relating to research and development credit was $47,000, none of which if recognized would reduce the effective tax rate in a future period, due the Company’s full valuation allowance on U.S. net deferred tax assets. The Company does not expect that its uncertain tax positions will materially change in the next twelve months. The following table summarizes the changes to the Company’s unrecognized tax benefits (in thousands):

	As of December 31,
	2021	2020
Balance, beginning of the period	$7	$—
Increase related to prior year positions	2	—
Increase related to current year positions	38	7

Balance, end of the period	$47	$7

All tax returns will remain open for examination by the federal and state taxing authorities for three and four years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company evaluated the impact of the CARES Act. At present, the Company does not expect that the NOL carryback provision or other provisions of the CARES Act resulting in a significant (material) tax benefits to the Company.

On June 29, 2020, the California Governor signed Assembly Bill 85 (A.B. 85), which includes several tax measures close a gap in the budget created by the COVID-19 pandemic. The most significant provisions of the bill are (i) the suspension of taxpayers’ ability to deduct net operating losses (NOLs) during tax years 2020, 2021, and 2022; and, (ii) the limitation on the amount of tax that can be offset by business credits to $5.0 million for tax years 2020, 2021, and 2022. The Company does not expect that it’s California net operating loss carryover to be subject to suspension during 2021 tax year. Depending on the levels of (i) taxable income; and (ii) California apportionment; and, hence, California taxable income, the California net operating loss carryover may be subject to suspension for tax years ended December 31, 2021 and 2022.

12. 401(k) Savings Plan

The Company has a defined-contribution savings plan under IRC Section 401(k). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. As of December 31, 2021 and 2020 the Company accrued employee compensation costs of $0 and $18,000, respectively, for employer contributions payable to eligible employees.

13. Net Loss Per Share

Basic and diluted net loss per common share were calculated as follows (in thousands, except share and per share amounts):

	Years Ended December 31,
	2021	2020
Numerator:
Net loss	$(24,740)	$(18,966)

Denominator:
Weighted-average common shares outstanding	11,303,711	10,747,342
Less: weighted-average unvested common stock issued upon early exercise of common stock options	(417,864)	(106,190)
Less: weighted-average unvested restricted shares of common stock	(3,071,311)	(5,654,326)

Weighted-average shares used to compute net loss per common share, basic and diluted	7,814,536	4,986,826

Net loss per share, basic and diluted	$(3.17)	$(3.80)

The Company’s potential dilutive securities, which include convertible preferred stock, unvested restricted stock, and common stock options, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The following potential dilutive securities, presented on an as converted basis, were excluded from the calculation of net loss per share due to their anti-dilutive effect:

	Years Ended December 31,
	2021	2020
Convertible preferred stock (as converted)	61,730,064	61,730,064
Stock options outstanding	10,421,481	3,339,245
Unvested restricted stock	1,816,131	4,435,972

Total	73,967,676	69,505,281

14. Subsequent Events

The Company evaluated subsequent events from December 31, 2021, the date of these financial statements, through November 8, 2022, which represents the date the financial statements were issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2021. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

Lease Amendment

In January 2022 the Company amended its sublease, which will increase the leased space by an additional 8,893 square feet commencing on May 1, 2022, and the rental payments will increase by an equally proportionate amount to reflect the increase in floor space. Additionally, in April 2022 the Company amended the sublease which deferred the expansion for the additional space to commence on July 1, 2022.

Stock Option Repricing

Effective August 9, 2022, the Company’s board of directors repriced certain previously granted and still outstanding vested and unvested stock option awards under the 2019 Plan. As a result, the exercise price for these awards was lowered to $0.73 per share, which was the fair value of the Company’s common stock on August 9, 2022. No other terms of the repriced stock options were modified, and the repriced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates. As a result of the repricing, 7,488,266 vested and unvested stock options outstanding as of August 9, 2022, with original exercise prices ranging from $1.38 to $2.23, were repriced.

Merger Agreement

On October 13, 2022, the Company entered into an agreement and plan of merger (“Merger Agreement”) with Imara Inc. (“Imara”), a Delaware corporation and Iguana Merger Sub, Inc., a wholly-owned subsidiary of Imara (“Merger Sub”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Imara and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for U.S. federal income tax purposes as a tax-free “reorganization” under the provisions of Section 368(a) of the Code and, in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code, with the result that Enliven stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Enliven common stock for Imara common stock pursuant to the Merger, except with respect to cash received in lieu of a fractional share of Imara common stock. The Merger Agreement and the Merger were approved by the members of the board of directors of the Company (the “Board”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Company common stock (including common stock issued upon the conversion of the Company’s preferred stock) will be converted into the right to receive a number of shares of Imara common stock (“Imara Common Stock”) (after giving effect to the Reverse Stock Split) equal to the exchange ratio per the Merger Agreement; and (b) each then outstanding Company stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Imara.

Concurrently with the execution of the Merger Agreement, and in order to provide the Company with additional capital for its development programs prior to the closing of this Merger, certain new and current investors have agreed to subscribe for the purchase of an aggregate of approximately $164.5 million of common stock of Enliven.

ENLIVEN THERAPEUTICS, INC.

INDEX TO FINANCIAL

STATEMENTS

ENLIVEN THERAPEUTICS, INC.

CONDENSED BALANCE SHEETS

(in thousands)

(unaudited)

	As of September 30, 2022	As of December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$86,159	$110,024
Prepaid expenses and other current assets	2,070	646

Total current assets	88,229	110,670
Property and equipment, net	852	492
Right of use asset	701	462
Deferred offering costs	959	1,651
Restricted cash	54	54

TOTAL ASSETS	$90,795	$113,329

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$2,993	$2,521
Accrued expenses and other current liabilities	5,340	3,232

Total current liabilities	8,333	5,753
LONG TERM LIABILITIES
Other non-current liabilities	810	714

Total liabilities	9,143	6,467

COMMITMENTS AND CONTINGENCIES (Note 7)
Convertible preferred stock, $0.0001 par value;
61,730,064 shares authorized, issued and outstanding at September 30, 2022 and December 31, 2021, liquidation preference of $140,520 at September 30, 2022 and December 31, 2021	149,749	149,749
STOCKHOLDERS’ EQUITY
Common stock $0.0001 par value; 89,000,000 shares authorized at September 30, 2022 and December 31, 2021; 12,058,584 and 11,639,962 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	1	1
Additional paid-in capital	5,216	2,314
Accumulated deficit	(73,314)	(45,202)

Total stockholders’ deficit	(68,097)	(42,887)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$90,795	$113,329

The accompanying notes are an integral part of these unaudited condensed financial statements

ENLIVEN THERAPEUTICS, INC. CONDENSED

STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

(unaudited)

	Nine Months Ended September 30,
	2022	2021
Operating expenses:
Research and development	$22,825	$13,610
General and administrative	5,803	2,757

Total operating expenses	28,628	16,367

Loss from operations	(28,628)	(16,367)
Other income (expense), net
Interest income	516	19

Total other income (expense), net	516	19

Net loss and comprehensive loss	$(28,112)	$(16,348)

Net loss per share attributable to common stockholders, basic and diluted	$(2.70)	$(2.20)

Weighted-average number of shares outstanding used in computing net loss per common share, basic and diluted	10,406,800	7,435,406

The accompanying notes are an integral part of these unaudited condensed financial statements

ENLIVEN THERAPEUTICS, INC.

CONDENSED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’

DEFICIT (in thousands, except share amounts)

(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2021	61,730,064	$149,749	11,039,883	$1	$157	$(20,462)	$(20,304)
Exercise of common stock options	—	—	598,423	—	134	—	134
Vesting of restricted stock and stock options	—	—	—	—	51	—	51
Stock-based compensation	—	—	—	—	1,307	—	1,307
Net loss	—	—	—	—	—	(16,348)	(16,348)

Balance—September 30, 2021	61,730,064	$149,749	11,638,306	$1	$1,649	$(36,810)	$(35,160)

Balance—January 1, 2022	61,370,064	$149,749	11,639,962	$1	$2,314	$(45,202)	$(42,887)
Exercise of common stock options	—	—	418,622	—	233	—	233
Vesting of restricted stock and stock options	—	—	—	—	213	—	213
Stock-based compensation	—	—	—	—	2,456	—	2,456
Net loss	—	—	—	—	—	(28,112)	(28,112)

Balance—September 30, 2022	61,370,064	$149,749	12,058,584	$1	$5,216	$(73,314)	$(68,097)

The accompanying notes are an integral part of these unaudited condensed financial statements

ENLIVEN THERAPEUTICS, INC. CONDENSED

STATEMENTS OF CASH FLOWS (in thousands)

(unaudited)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(28,112)	$(16,348)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	151	82
Stock-based compensation	2,456	1,307
Write-off of deferred IPO costs	1,741	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,514)	(129)
Right-of-use asset	3	97
Accounts payable	393	1,253
Accrued expenses and other liabilities	950	1,198

Net cash used in operating activities	(23,932)	(12,540)

Cash flows from investing activities:
Purchases of property and equipment	(511)	(134)

Net cash used in investing activities	(511)	(134)

Cash flows from financing activities:
Issuance of convertible preferred stock, net of issuance costs	—	(227)
Issuance of common stock	578	688

Net cash provided by financing activities	578	461

Net decrease in cash, cash equivalents and restricted cash	(23,865)	(12,213)
Cash, cash equivalents and restricted cash at the beginning of the period	110,078	130,419

Cash, cash equivalents and restricted cash at the end of the period	$86,213	$118,206

Components of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$86,159	$118,152
Restricted cash	54	54

Total cash, cash equivalents and restricted cash	$86,213	$118,206

Supplemental disclosure of non-cash operating activities:
Deferred issuance costs related to initial public offering included in accounts payable	$—	$511

Deferred issuance costs related to initial public offering included in accrued liabilities	$—	$533

Lease liability obtained in exchange for right of use asset	$(387)	$491

Deferred merger costs included in accounts payable	$205	$—

Deferred merger costs included in accrued liabilities	$754	$—

The accompanying notes are an integral part of these unaudited condensed financial statements

ENLIVEN THERAPEUTICS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Organization, Description of Business and Liquidity

Business

Enliven Therapeutics, Inc. (the Company) was incorporated in the State of Delaware on June 12, 2019 and is headquartered in Boulder, Colorado. The Company is a biopharmaceutical company focused on the discovery and development of small molecule inhibitors to help patients with cancer not only live longer, but better. The Company aims to address emerging unmet needs with a precision oncology approach that improves survival and enhances overall patient well-being. Its discovery process combines deep insights in clinically validated biological targets and differentiated chemistry with the goal of designing best-in-class and first-in-class therapies.

Since its inception, the Company has devoted substantially all of its efforts to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities. To date, the Company has funded its operations primarily through private placements of its convertible preferred stock.

Risks and uncertainties

The Company is subject to risks common to development-stage companies in the biotechnology industry including, but not limited to, risks of failure of preclinical studies and clinical trials, new technological innovations, protection of proprietary technology, dependence on key personnel, reliance on third-party organizations, risks of obtaining regulatory approval for any product candidate that it may develop, compliance with government regulations and the need to obtain additional financing.

Impact of the COVID-19 Pandemic

The global COVID-19 pandemic continues to evolve, and the Company continues to monitor it closely. The extent of the impact of the pandemic on the Company’s business, operations and research and development timelines and plans remains uncertain, and will depend on numerous factors, including the impact, if any, on the Company’s personnel, the duration and spread of the pandemic, the success of vaccination efforts and therapeutic treatments targeted at the pandemic, the responses of governmental entities, and the responses of third parties such as contract research organizations (CROs), contract manufacturing organizations (CMOs) and other third parties with whom the Company does business. In response to public health directives and orders and to help minimize the risk of the virus to employees, the Company has taken precautionary measures, including allowing work-from-home options for all employees. The impact of the virus, including work-from-home policies, may negatively impact productivity, disrupt the Company’s business, and delay development program timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company’s ability to conduct its business in the ordinary course. Other impacts to the Company’s business may include temporary closures of its suppliers and disruptions or restrictions on its employees’ ability to travel. Any prolonged material disruption to the Company’s employees or suppliers could adversely impact the Company’s development activities, financial condition and results of operations, including its ability to obtain financing. The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, the Company has not experienced material business disruptions or incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these unaudited condensed financial statements.

Liquidity considerations

In order to complete the development of our product candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we will require substantial additional capital. Until we can generate a sufficient amount of revenue from the commercialization of our product candidates, we may seek to raise any necessary additional capital through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount and timing of our capital requirements. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates, and we do not know when, or if, that will occur.

The Company has incurred significant losses and negative cash flows from operations since inception. As of September 30, 2022, the Company had an accumulated deficit of $73.3 million. The Company has incurred losses and negative cash flows from operations since inception, including net losses of $28.1 million and $16.3 million for the nine months ended September 30, 2022 and 2021, respectively. The Company expects that its operating losses and negative cash flows will continue for the foreseeable future as the Company continues to develop its product candidates. The Company currently expects that its cash and cash equivalents of $86.2 million as of September 30, 2022 will be sufficient to fund operating expenses and capital requirements for at least 12 months from the date the unaudited condensed financial statements are issued.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021 have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP), for interim financial information and pursuant to Article 10 of Regulation S-X of the Securities Act of 1933, as amended, or Securities Act. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed financial statements have been prepared on the same basis as the Company’s audited financial statements and include only normal and recurring adjustments that the Company believes are necessary to fairly state the Company’s financial position and the results of its operations and cash flows. The results for the nine months ended September 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or any subsequent interim period. The condensed balance sheet as of December 31, 2021 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP for complete financial statements. Because all of the disclosures required by U.S. GAAP for complete financial statements are not included herein, these unaudited condensed financial statements and the notes accompanying them should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2021. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (ASC), and Accounting Standards Update, (ASU), of the Financial Accounting Standards Board (FASB).

The Company’s significant accounting policies are disclosed in the audited financial statements for the periods ended December 31, 2021 and 2020, included elsewhere in this proxy statement. Since the date of those financial statements, there have been no changes to its significant accounting policies.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s abandoned Initial Public Offering (IPO) and the current planned merger were capitalized and recorded on the balance sheets. During the nine months ended September 30, 2022, the Company expensed its previously capitalized deferred offering costs related to the planned IPO, which totaled $1.7 million, to general and administrative expenses, within the statement of operations and comprehensive loss. There were $1.0 million and $1.7 million in capitalized deferred offering costs as of September 30, 2022 and December 31, 2021, respectively.

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Company adopted this standard effective January 1, 2022. There was no material impact to the Company’s financial statements upon adoption.

There were no other significant updates not already disclosed in the Company’s audited financial statements for the years ended December 31, 2021 and 2020 to the recently issued accounting standards for the nine months ended September 30, 2022.

3. Fair Value of Financial Instruments

The following table sets forth the fair value of the Company’s financial assets measured at fair value on a recurring basis and indicates the level within the fair value hierarchy utilized to determine such values (in thousands):

	As of September 30, 2022
	Total	Level 1	Level 2	Level 3
Assets:
US Treasury backed money market funds	$85,159	$85,159	$—	$—

Total financial assets measured at fair value	$85,159	$85,159	$—	$—

	As of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
US Treasury backed money market funds	$106,768	$106,768	$—	$—

Total financial assets measured at fair value	$106,768	$106,768	$—	$—

Money market funds are highly liquid investments that are valued based on quoted market prices in active markets, which represent a Level 1 measurement within the fair value hierarchy.

4. Leases

Facility lease

In June 2020, the Company executed a sublease agreement for 6,782 square feet of office and laboratory space, which was set to expire on December 30, 2021. In March 2021, the Company amended its sublease agreement, increasing the leased space by 2,495 square feet to 9,277 square feet and monthly rent to $12,000. Upon the extension of the lease amendment in March 2021, the lease was extended to December 30, 2024. Further, the Company’s lease space was increased by an additional 9,373 square feet commencing in July 2022, and the rental payments were increased by an equally proportionate amount to reflect the increase in floor space. The monthly rent is subject to annual increases through the lease term. The Company is required to pay base rent expense as well as its proportionate share of the facilities operating expenses. The non-lease components, consisting primarily of common area maintenance, are paid separately based on actual costs incurred. Therefore, the variable non-lease components were not included in the right of use asset and lease liability and are reflected as expense in the period incurred. The incremental borrowing rate used to calculate the Company’s right of use assets and lease liabilities is 4%. The incremental borrowing rate was estimated based on the Company estimated borrowing rate on a collateralized loan. As of September 30, 2022, the remaining lease liability and right of use asset were $0.7 million and $0.7 million, respectively. As of December 31, 2021, the remaining lease liability and right of use asset were $0.5 million and $0.5 million, respectively.

The Company recognized rent expense under the facility sublease for the nine months ended September 30, 2022 and 2021 of $0.2 million and $0.1 million, respectively. As of September 30, 2022 the future minimum lease payments under the facilities operating sublease were as follows (in thousands):

As of September 30, 2022
Year ending December 31,
2022 (remaining three months)	$80
2023	329
2024	341
Thereafter	—

Total minimum lease payments	750
Less: amount representing interest	33

Present value of lease liabilities	717
Less: current portion of lease liabilities	320

Lease liabilities, noncurrent	$397

5. Property and Equipment, Net

Property and equipment, net consisted of the following (dollars in thousands):

	Estimated Useful Life in Years	As of September 30, 2022	As of December 31, 2021
Laboratory equipment	5	$1,094	$614
Computer equipment	3	69	38

		1,163	652
Less: accumulated depreciation		(311)	(160)

Property and equipment, net		$852	$492

Depreciation expense for the nine months ended September 30, 2022 and 2021 was $0.2 million and $0.1 million, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of September 30, 2022	As of December 31, 2021
Accrued employee compensation costs	$1,248	$1,027
Accrued research and development costs	2,570	1,637
Accrued deferred offering costs	754	39
Lease liability	320	159
Accrued legal and professional fees	124	176
Other	324	194

Accrued expenses and other current liabilities	$5,340	$3,232

7. Commitments and Contingencies

Lease commitments—The Company’s commitments related to lease agreements are disclosed in Note 4.

Litigation—From time to time, the Company may be involved in legal proceedings or be subject to claims arising in the ordinary course of our business. The Company was not currently a party to any legal proceedings. Regardless of outcome, any proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Indemnification agreements—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of September 30, 2022 or December 31, 2021.

8. Common Stock

As of September 30, 2022, the Company’s Amended and Restated Certificate of Incorporation authorized the Company to issue 89,000,000 shares of $0.0001 par value common stock, of which 12,058,584 shares were issued and outstanding. As of December 31, 2021, the Company’s Amended and Restated Certificate of Incorporation authorized the Company to issue 89,000,000 shares of $0.0001 par value common stock, of which 11,639,962 shares were issued and outstanding. As of September 30, 2022, and December 31, 2021 there were 1,036,375 and 2,382,549 shares which were subject to repurchase, respectively. The liability related to shares subject to repurchase totaled $0.7 million and $0.6 million as of September 30, 2022 and December 31, 2021, of which $0.4 million were recorded as other non-current liabilities as of September 30, 2022 and December 31, 2021.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Company’s board of directors, if any, subject to the preferential dividend rights of any convertible preferred stock. No dividends have been declared or paid by the Company through September 30, 2022.

In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for any convertible preferred stock.

The Company had the following shares of common stock reserved for future issuance as of September 30, 2022 and December 31, 2021:

	As of September 30, 2022	As of December 31, 2021
Conversion of preferred stock	61,730,064	61,730,064
Issuance of common stock upon exercise of stock options	11,347,655	10,421,481
Options available for grant under stock plan	3,070,990	1,367,943

Total common stock reserved for future issuance	76,148,709	73,519,488

9. Convertible Preferred Stock

As of September 30, 2022, the Company’s Amended and Restated Articles of Incorporation designated and authorized the Company to issue up to 61,730,064 shares of convertible preferred stock which consisted of the following:

	Authorized Shares	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Amount (in thousands)	Proceeds Net of Issuance Costs (in thousands)
Series Seed convertible preferred stock	14,507,038	14,507,038	$0.71	$10,300	$10,211
Series A convertible preferred stock	25,114,089	25,114,089	$1.80	45,300	45,170
Series B convertible preferred stock	22,108,937	22,108,937	$3.84	84,920	84,689

Total convertible preferred stock	61,730,064	61,730,064		$140,520	$140,070

No shares of convertible preferred stock were issued during the nine months ended September 30, 2022 or the year ended December 31, 2021.

The Company’s convertible preferred stock have the following rights, preferences, privileges and restrictions:

Voting—On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of convertible preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matters. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of convertible preferred stock shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Dividends—The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) in any calendar year unless the holders of the convertible preferred stock then outstanding shall first receive, or simultaneously receive, dividends on each outstanding share of convertible preferred stock in an amount for such calendar year equal to the greater of (i) the applicable dividend rate of $0.0426, $0.108226 and $0.2305 per share for the Series Seed, Series A and Series B, respectively, subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), and (ii) that dividend per share of such series of convertible preferred stock as would equal the product of (A) the dividend payable on each share of such series determined, if applicable, as if all shares of such series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such series, in each case calculated on the record date for the determination of holders entitled to receive such dividend. The right to receive dividends on shares of convertible preferred stock shall not be cumulative, and no right to dividends shall accrue to holders of the convertible preferred stock by reason of the fact that dividends on such shares are not declared or paid.

Liquidation preference—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a deemed liquidation event, the holders of shares of convertible preferred stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of the common stock by reason of their ownership hereof, an amount equal to the greater of (i) one times the applicable original issue price of $0.71 per share of Series Seed, $1.803768 per share of Series A and $3.84098 per share of Series B, plus any dividends declared, but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the convertible preferred stock had been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such event, the assets of the Company available for distribution to the stockholders shall be insufficient to pay the holders of the convertible preferred stock the full amount they shall be entitled to shall share ratably in any distribution of the assts available for distribution in proportion to the respective amounts which would be otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After payment of the liquidation preference to the holders of convertible preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Redemption—The shares of convertible preferred stock shall not be redeemable by any holder.

Voluntary conversion—Each share of convertible preferred stock shall be convertible, at the option of the holder thereof at any time and from time to time, without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The original issue price of the Series Seed, Series A and Series B convertible preferred shares is $0.71, $1.803768 and $3.84098, respectively. Such conversion price, and at the rate at which the convertible preferred shares may be converted into shares of common stock, shall be subject to adjustment for occurrences such as stock splits, certain dividends, mergers and distributions.

Automatic conversion—Each share of convertible preferred stock will automatically be converted into shares of common stock, at the then-effective conversion rate of such shares upon either (i) the closing of the sale of shares of the Company’s common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with proceeds of at least $75.0 million, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the requisite holders, then all outstanding shares of convertible preferred stock shall automatically be converted into shares of common stock, at the then effective conversion rate.

10. Stock-Based Compensation

Equity Incentive Plan—In July 2019, the Company adopted the 2019 Equity Incentive Plan (the 2019 Plan) pursuant to which the Company’s board of directors may grant non-statutory stock options, stock appreciation rights, restricted stock, and restricted stock units to employees and non-employees and incentive stock options only to employees. The 2019 Plan initially authorized grants of awards of up to 1,267,605 shares. In April 2020, the board of directors increased the number of shares of the Company’s common stock authorized for issuance under the 2019 Plan by 7,489,064 to 8,756,669 shares. Additionally, in December 2020, the board of directors approved an increase in the number of shares of the Company’s common stock authorized for issuance under the 2019 Plan by 4,106,299 to 12,862,968 shares. In August 2022, the board of directors approved an increase in the shares authorized under the 2019 Equity Incentive Plan of 3,000,000 shares, for a total authorized amount of 15,862,968.

Awards granted under the 2019 Plan expire no later than 10 years from the date of grant. For incentive stock options and non-statutory stock options, the option exercise price will not be less than 100% of the estimated fair value on the date of grant. Options and restricted stock granted to employees typically vest over a four-year period but may be granted with different vesting terms.

Stock Option Repricing

Effective August 9, 2022, the Company’s board of directors repriced certain previously granted and still outstanding vested and unvested stock option awards under the 2019 Plan. As a result, the exercise price for these awards was lowered to $0.73 per share, which was the fair value of the Company’s common stock on August 9, 2022. No other terms of the repriced stock options were modified, and the repriced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates. As a result of the repricing, 7,488,266 vested and unvested stock options outstanding as of August 9, 2022, with original exercise prices ranging from $1.38 to $2.23, were repriced. The repricing on August 9, 2022 resulted in incremental stock-based compensation expense of $1.0 million, of which $0.3 million related to vested stock option awards and was expensed on the repricing date, and $0.7 million related to unvested stock option awards is being amortized on a straight-line basis over the remaining weighted-average vesting period of those awards of approximately 2.9 years.

The following table summarizes the stock plan activity:

	Available for Grant	Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2021	1,367,943	10,421,481	$1.07	9.11	$9,657
Increase in option pool	3,000,000
Options granted	(1,327,190)	1,327,190	$1.67
Options exercised and vested		(370,779)	$1.19
Options cancelled and forfeited	30,237	(30,237)	$1.38

Outstanding—September 30, 2022	3,070,990	11,347,655	$0.65	8.51	$1,219

Exercisable—September 30, 2022	5,363,047		$0.53	8.18

Vested and expected to vest—September 30, 2022	11,347,655		$0.65	8.51

The total intrinsic value of exercised and vested incentive awards during the nine months ended September 30, 2022 and 2021 was $27,000 and $330,000, respectively, and is calculated as the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date.

The Company records stock-based compensation expense on a straight-line basis over the vesting period. As of September 30, 2022, total compensation cost not yet recognized related to unvested stock options was $8.5 million, which is expected to be recognized over a weighted-average period of 2.7 years.

Restricted stock award activity—Upon formation of the Company in June 2019, the Company issued 10.0 million shares in restricted common stock to the founders of the Company at $0.0001 per share. 25% of the shares vested immediately upon issuance, with the remaining shares vesting evenly over 36 or 48 months. Vesting may be accelerated upon a change in control, as defined in the holder agreements. If the holders cease to have a business relationship with the Company, any unvested shares held by these individuals may be repurchased at their original purchase price. The unvested restricted stock is not considered outstanding for accounting purposes until the shares vest. As of September 30, 2022 and December 31, 2021, there were 210,938 and 1,484,375 shares subject to repurchase, respectively.

Additionally, between 2019 and 2020, the Company issued a total of 668,449 shares of restricted stock to employees and consultants for aggregate consideration of $27,000. The purchase price of the restricted stock was the estimated fair value on the grant date. The restricted stock awards are subject to vesting over a period of four to five years, and vesting may be accelerated upon a change in control, as defined in the holder agreements. If the holders cease to have a business relationship with the Company, any unvested shares held by these individuals may be repurchased at their original purchase price. The unvested restricted stock is not considered outstanding for accounting purposes until the shares vest.

The following summarizes restricted stock activity:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested—January 1, 2022	331,756	$0.04
Granted	—	—
Vested	(120,580)	0.04
Forefeited	—	—

Unvested—September 30, 2022	211,176	$0.04

The aggregate fair value of restricted stock that vested during the nine months ended September 30, 2022 was $0.1 million. The per share weighted-average grant date fair value of restricted stock that vested during the nine months ended September 30, 2022 was $0.04. Total intrinsic value of restricted stock as of September 30, 2022 was $0.3 million. As of September 30, 2022, total compensation cost not yet recognized related to unvested restricted stock was $5,000, which is expected to be recognized over a weighted-average period of 1.4 years.

Stock-based compensation expense—The Company recorded stock-based compensation expense of $2.5 million and $1.3 million during the nine months ended September 30, 2022 and 2021, respectively.

	Nine Months Ended September 30,
	2022	2021
Research and development	$1,455	$714
General and administrative	1,001	593

Total stock-based compensation expense	$2,456	$1,307

The fair value of each stock option grant is estimated on the date of grant using a Black-Scholes model. The following summarizes the inputs used:

	Nine Months Ended September 30,
	2022	2021
Stock Price	$0.73 - $2.00	$1.68 - $2.12
Expected term (years)	5.8 - 6.3	6
Expected volatility	80%	75%
Risk-free interest rate	1.60% - 3.00%	1.00% - 1.40%
Expected dividend yield	—	—

11. Net Loss Per Share

Basic and diluted net loss per common share were calculated as follows (in thousands, except share and per share amounts):

	Nine Months Ended September 30,
	2022	2021
Numerator:
Net loss	$(28,112)	$(16,348)

Denominator:
Weighted-average common shares outstanding	12,014,540	11,192,582
Less: weighted-average unvested common stock issued upon early exercise of common stock options	(689,649)	(361,021)
Less: weighted-average unvested restricted shares of common stock	(918,091)	(3,396,155)

Weighted-average shares used to compute net loss per common share, basic and diluted	10,406,800	7,435,406

Net loss per share, basic and diluted	$(2.70)	$(2.20)

The Company’s potential dilutive securities, which include convertible preferred stock, unvested restricted stock, and common stock options, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The following potential dilutive securities, presented on an as converted basis, were excluded from the calculation of net loss per share due to their anti-dilutive effect:

	Nine Months Ended September 30,
	2022	2021
Convertible preferred stock (as converted)	61,730,064	61,730,064
Stock options outstanding	11,347,655	10,387,637
Unvested restricted stock	422,114	2,457,888

Total	73,499,833	74,575,589

12. Subsequent Events

The Company evaluated subsequent events from September 30, 2022, the date of these unaudited condensed financial statements, through November 8, 2022, which represents the date the unaudited condensed financial statements were issued for events requiring recording or disclosure in the unaudited condensed financial statements for the nine months ended September 30, 2022. The Company concluded that no events have occurred that would require recognition or disclosure in the unaudited condensed financial statements, except as described below.

Merger Agreement

On October 13, 2022, the Company entered into an agreement and plan of merger (“Merger Agreement”) with Imara Inc. (“Imara”), a Delaware corporation and Iguana Merger Sub, Inc., a wholly-owned subsidiary of Imara (“Merger Sub”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Imara and the surviving corporation of the merger

(the “Merger”). The Merger is intended to qualify for U.S. federal income tax purposes as a tax-free “reorganization” under the provisions of Section 368(a) of the Code and, in the event that former Enliven stockholders, including stockholders that participate in the Enliven pre-closing financing, are in “control” of Imara immediately after the effective time of the Merger (within the meaning of Section 368(c) of the Code), as a non-taxable exchange of shares of Enliven common stock for shares of Imara common stock within the meaning of Section 351(a) of the Code, with the result that Enliven stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Enliven common stock for Imara common stock pursuant to the Merger, except with respect to cash received in lieu of a fractional share of Imara common stock. The Merger Agreement and the Merger were approved by the members of the board of directors of the Company.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Company common stock (including common stock issued upon the conversion of the Company’s preferred stock) will be converted into the right to receive a number of shares of Imara common stock (“Imara Common Stock”) (after giving effect to the Reverse Stock Split) equal to the exchange ratio per the Merger Agreement; and (b) each then outstanding Company stock option that has not previously been exercised prior to the closing of the Merger will be assumed by Imara.

Concurrently with the execution of the Merger Agreement, and in order to provide the Company with additional capital for its development programs prior to the closing of this Merger, certain new and current investors have agreed to subscribe for the purchase of an aggregate of approximately $164.5 million of common stock of Enliven.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

IMARA INC.,

IGUANA MERGER SUB, INC.

and

ENLIVEN THERAPEUTICS, INC.

Dated as of October 13, 2022

A - ii

A - iii

Exhibit A-1	Form of Merger Partner Support Agreement
Exhibit A-2	Form of Merger Partner Lock-Up Agreement
Exhibit A-3	Form of Public Company Support Agreement
Exhibit A-4	Form of Public Company Lock-Up Agreement
Exhibit B-1	Form of Surviving Corporation Certificate of Incorporation
Exhibit B-2	Form of Surviving Corporation Bylaws
Exhibit C	Form of CVR Agreement
Exhibit D	Form of Financing Agreement
Annex A	Illustration of Exchange Ratio
Annex B	Illustration of Public Company Net Cash
Annex C	Directors

A - iv

TABLE OF DEFINED TERMS

Terms	Cross Reference in Agreement
Accounting Firm	Section 6.17(c)
Acquisition Proposal	Section 6.1(f)
Affiliate	Section 3.2(e)
Aggregate Valuation	Section 2.1(c)(i)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.1(b)(ii)
Anticipated Closing Date	Section 6.17(a)
Bankruptcy and Equity Exception	Section 3.4(a)
Business Day	Section 1.2
CARES Act	Section 3.8(o)
Cash Determination Time	Section 6.17(e)(i)
Certificate of Merger	Section 1.1
Certificates	Section 2.2(a)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Dividend	Section 5.4(a)
COBRA	Section 3.14(i)(i)
Code	Preamble
Confidentiality Agreement	Section 5.3
Contract	Section 3.11(c)
Control Requirement	Preamble
COVID-19 Measures	Section 9.14(a)
CVR	Section 5.4(a)
CVR Agreement	Section 5.4(a)
DGCL	Preamble
D&O Public Company Tail Policy	Section 6.10(b)
Dispute Notice	Section 6.17(c)
Dissenting Shares	Section 2.4(a)
Draft Public Company Net Cash Schedule	Section 6.17(a)
Effect	Section 3.1
Effective Time	Section 1.1
Employee Benefit Plan	Section 3.14(i)(ii)
Environmental Law	Section 3.13(d)
Equity Plan Amendments	Section 9.14(b)
ERISA	Section 3.14(i)(iii)
ERISA Affiliate	Section 3.14(i)(iv)
Exchange Act	Section 3.4(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(c)
Excluded Contracts	Section 9.14(e)
Extraordinary Matters	Section 6.17(e)(iv)
FDA	Section 3.16(a)
Final Public Company Net Cash Schedule	Section 6.17(b)
Financial Statements	Section 3.5(a)
Financing	Preamble
Financing Agreement	Preamble
GAAP	Section 3.5(a)

A - v

Terms	Cross Reference in Agreement
Good Clinical Practices	Section 3.16(g)
Good Laboratory Practices	Section 3.16(g)
Good Manufacturing Practices	Section 3.16(g)
Governmental Entity	Section 3.4(c)
Hazardous Substance	Section 3.13(e)
IND	Section 3.16(a)
Indebtedness	Section 6.17(e)(ii)
Indemnified Persons	Section 6.10(a)
Intellectual Property	Section 3.10(k)(i)
Intellectual Property Registrations	Section 3.10(k)(ii)
Intervening Event	Section 6.1(f)
knowledge of Merger Partner	Section 9.14(d)
knowledge of Public Company	Section 9.14(e)
Law	Section 3.10(k)(iii)
Legacy Asset APA	Section 5.4(b)
Legacy Asset Disposition Agreement	Section 5.4(b)
Legacy Assets	Section 5.4(b)
Liability	Section 9.14(f)
Liens	Section 3.4(b)
Merger	Preamble
Merger Partner	Preamble
Merger Partner Allocation Percentage	Section 2.1(c)(iv)
Merger Partner Authorizations	Section 3.16(b)
Merger Partner Balance Sheet	Section 3.5(a)
Merger Partner Board	Preamble
Merger Partner Board Recommendation Change	Section 6.1(b)(i)
Merger Partner Capital Stock	Section 3.2(a)
Merger Partner Common Stock	Section 2.1(b)
Merger Partner Disclosure Schedule	Article III
Merger Partner Employee Plans	Section 3.14(a)
Merger Partner Insurance Policies	Section 3.18
Merger Partner Intellectual Property	Section 3.10(k)(iv)
Merger Partner Leases	Section 3.9(b)
Merger Partner Licensed Intellectual Property	Section 3.10(k)(v)
Merger Partner Lock-Up Agreements	Preamble
Merger Partner Material Adverse Effect	Section 3.1
Merger Partner Merger Shares	Section 2,1(c)(v)
Merger Partner Outstanding Shares	Section 2.1(c)(vi)
Merger Partner Owned Intellectual Property	Section 3.10(k)(vi)
Merger Partner Preferred Stock	Section 3.2 (a)
Merger Partner Preferred Stock Conversion	Section 2.1(d)
Merger Partner Registrations	Section 3.10(k)(vii)
Merger Partner Restricted Stock	Section 2.1(d)
Merger Partner Series B Preferred Stock	Section 3.2(a)
Merger Partner Stock Options	Section 2.3(a)
Merger Partner Stock Plans	Section 2.3(a)
Merger Partner Stockholder Approval	Section 3.4(a)
Merger Partner Support Agreements	Preamble
Merger Partner Tail Policy	Section 6.10(c)
Merger Partner Termination Fee	Section 8.3(b)

A - vi

Terms	Cross Reference in Agreement
Merger Partner Valuation	Section 2.1(c)(v)
Merger Partner Voting Proposal	Section 3.4(a)
Merger Sub	Preamble
Monthly Financials	Section 6.20
Most Recent Balance Sheet Date	Section 3.5(a)
Nasdaq	Section 2.2(c)
Nasdaq Listing Application	Section 4.4(c)
Ordinary Course of Business	Section 9.14(g)
Other Public Company Voting Proposals	Section 3.5(b)
Outside Date	Section 8.1(b)
Patent Rights	Section 3.10(k)(viii)
Permits	Section 3.16(a)
Permitted Liens	Section 9.14(h)
Post-Closing Public Company Shares	Section 2.1(c)(vi)
Proxy Statement/Prospectus	Section 3.5(b)
Public Company	Preamble
Public Company Allocation Percentage	Section 2.1(c)(vii)
Public Company Authorizations	Section 4.16(a)
Public Company Balance Sheet	Section 4.5(b)
Public Company Board	Preamble
Public Company Board Recommendation Change	Section 6.1(b)(i)
Public Company Common Stock	Section 2.1(c)
Public Company Disclosure Schedule	Article IV
Public Company Employee Plans	Section 4.14(a)
Public Company ESPP	Section 4.2(b)
Public Company Financial Advisor	Section 4.19
Public Company Insurance Policies	Section 4.18
Public Company Intellectual Property	Section 4.10(l)(i)
Public Company Leases	Section 4.9(b)
Public Company Licensed Intellectual Property	Section 4.10(k)(ii)
Public Company Lock-Up Agreements	Preamble
Public Company Material Adverse Effect	Section 4.1
Public Company Meeting	Section 3.5(c)
Public Company Net Cash	Section 6.17(d)(iii)
Public Company Outstanding Shares	Section 2.1(c)(viii)
Public Company Owned Intellectual Property	Section 4.10(k)(iii)
Public Company Preferred Stock	Section 4.2(a)
Public Company Registrations	Section 4.10(k)(iv)
Public Company RSU	Section 4.2(b)
Public Company SEC Reports	Section 4.5(a)
Public Company Stock Options	Section 4.2(b)
Public Company Stock Plans	Section 4.2(b)
Public Company Stockholder Approval	Section 4.4(a)
Public Company Support Agreement	Preamble
Public Company Termination Fee	Section 8.3(c)
Public Company Valuation	Section 2.1(c)(ix)
Public Company Warrants	Section 4.2(c)
Qualified Person	Section 6.1(f)
Recommendation Change Notice	Section 6.1(b)
Registration Statement	Section 3.5(c)

A - vii

Terms	Cross Reference in Agreement
Regulating Authority	Section 3.16(a)
Regulation M-A Filing	Section 3.5(b)
Relevant Matters	Section 9.9
Representatives	Section 6.1(a)
Required Public Company Stockholder Approval	Section 4.4(a)
Required Public Company Voting Proposal	Section 3.5(b)
Reverse Stock Split	Section 3.5(b)
Rule 145 Affiliates	Section 6.9
SEC	Section 3.4(c)
Securities Act	Section 3.2(c)
Share Issuance	Preamble
Specified Time	Section 6.1(f)
Superior Proposal	Section 6.1(f)
Surviving Corporation	Section 1.3
Tax Opinion	Section 6.8(b)
Tax Returns	Section 3.8(p)
Taxes	Section 3.8(p)
Trademarks	Section 3.10(k)(ix)
Transaction Expenses	Section 6.17(e)(iv)
U.S. Tax Treatment	Section 6.8(a)
WARN Act	Section 3.17(e)
Worker	Section 3.10(k)(x)
Written Consents	Section 3.4(d)
2022 10-K	Section 6.20
401(k) Plan	Section 6.18

A - viii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 13, 2022, is entered into by and among Imara Inc., a Delaware corporation (“Public Company”); Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”); and Enliven Therapeutics, Inc. a Delaware corporation (“Merger Partner”).

WHEREAS, the Board of Directors of Public Company (the “Public Company Board”) and the Board of Directors of Merger Partner (the “Merger Partner Board”) have each (i) determined that the Merger is fair to, and in the best interests of, their respective corporations and stockholders, (ii) approved and declared advisable this Agreement, the Merger and the actions contemplated by this Agreement and (iii) determined to recommend that the stockholders of their respective corporations vote to approve such matters as are contemplated by this Agreement, including, in the case of Merger Partner, the adoption of this Agreement and, in the case of Public Company, the approval of the issuance of shares of Public Company Common Stock pursuant to this Agreement (the “Share Issuance”) and the Reverse Stock Split (as defined below);

WHEREAS, the combination of Public Company and Merger Partner shall be effected through a merger (the “Merger”) of Merger Sub with and into Merger Partner in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), as a result of which Merger Partner will become a wholly owned subsidiary of Public Company;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Public Company’s willingness to enter into this Agreement, each of the stockholders of Merger Partner named in Section A of the Merger Partner Disclosure Schedule has entered into (i) a support agreement, dated as of the date of this Agreement, in substantially the form attached hereto as Exhibit A-1 (the “Merger Partner Support Agreements”) and (ii) a lock-up agreement in substantially the form attached hereto as Exhibit A-2 (the “Merger Partner Lock-Up Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Merger Partner’s willingness to enter into this Agreement, each of the stockholders of Public Company named in Section A of the Public Company Disclosure Schedule have entered into (i) a support agreement, dated as of the date of this Agreement, in substantially the form attached hereto as Exhibit A-3 (the “Public Company Support Agreement”) and (ii) a lock-up agreement in substantially the form attached hereto as Exhibit A-4 (the “Public Company Lock-Up Agreements”);

WHEREAS, for United States federal income tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and in the event that the former shareholders of Merger Partner, including shareholders that participate in the Financing (as defined below) are in “control” of Public Company immediately after the Effective Time within the meaning of Section 368(c) of the Code (the “Control Requirement”) shall also qualify as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock within the meaning of Section 351(a) of the Code and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Merger Partner shall have entered into a Common Stock Purchase Agreement (the “Financing Agreement”), substantially in the form attached hereto as Exhibit D, pursuant to which Merger Partner will, immediately prior to the Closing, receive gross proceeds of up to $164,500,000 (the “Financing”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, Public Company, Merger Sub and Merger Partner agree as follows:

ARTICLE I

THE MERGER

1.1 Effective Time of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date the parties hereto will cause the Merger to be consummated by executing and filing a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Public Company and Merger Partner shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.2 Closing. Subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, on a date to be specified by Public Company and Merger Partner (the “Closing Date”), which shall be no later than the second Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by law) waiver of such conditions), at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 (or by remote exchange of electronic documents), unless another date, place or time is agreed to in writing by Public Company and Merger Partner. For the purposes of this Agreement, the term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York, New York, Boston, Massachusetts or Wilmington, Delaware are required or permitted by Law to be closed or other day on which the Delaware Secretary of State is closed.

1.3 Effects of the Merger. At the Effective Time, (i) Merger Sub shall be merged with and into Merger Partner (Merger Partner as the surviving corporation following the Merger is sometimes referred to herein as the “Surviving Corporation”) and the separate existence of Merger Sub shall cease and (ii) the certificate of incorporation of Merger Partner as in effect as of immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B-1, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation. In addition, the bylaws of Merger Partner, as in effect immediately prior to the Effective Time, shall be amended and restated to read as set forth on Exhibit B-2, and, as so amended, shall be the bylaws of the Surviving Corporation. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.4 Directors and Officers of the Surviving Corporation.

(a) The individuals named on Section 1.4(a) of the Merger Partner Disclosure Schedule shall be the initial directors of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of Merger Partner immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.5 Public Company Matters.

(a) Board of Directors. Public Company shall use reasonable best efforts and take all action necessary (including to the extent necessary procuring the resignation or removal of any directors on the Public Company Board) so that, immediately after the Effective Time, the number of directors that comprise the full Public Company Board shall be nine (9) and shall consist of (i) all eight (8) of the directors on the Merger Partner Board

(or if any such person is unable or unwilling to serve as a director on the Public Company Board immediately following the Effective Time, then another person designated by Merger Partner prior to the Effective Time), and (ii) the designated director from the Public Company Board listed on Annex C (or if such person is unable or unwilling to serve as a director on the Public Company Board immediately following the Effective Time, then another person that is designated by Public Company prior to the Effective Time).

(b) Officers. Public Company shall use reasonable best efforts and take all action necessary (including to the extent necessary procuring the resignation (to the extent limited to positions held by such officers and not employment) or removal of any officer of Public Company) so that the officers of Merger Partner immediately prior to the Effective Time shall be the officers of Public Company immediately after the Effective Time, each having the same title as he or she had as an officer of Merger Partner immediately prior to the Effective Time.

(c) Lock-up Agreements. Public Company and Merger Partner shall use reasonable best efforts to have each individual who will serve as a director or officer of Public Company following the Closing to execute and deliver a Merger Partner Lock-Up Agreement or Public Company Lock-Up Agreement, as applicable, prior to Closing.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. As of the Effective Time (and after giving effect to the Financing and the Merger Partner Preferred Stock Conversion), by virtue of the Merger and without any action on the part of the holder of any shares of Merger Partner Capital Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Public Company Owned Stock. All shares of common stock, par value $0.0001 per share of Merger Partner (“Merger Partner Common Stock”) that are held in treasury and any shares of Merger Partner Common Stock owned by Public Company, Merger Sub or any other subsidiary of Public Company immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock of Public Company or other consideration shall be delivered in exchange therefor.

(c) Conversion of Merger Partner Common Stock. Subject to Section 2.2, each share of Merger Partner Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of shares of common stock, par value $0.001 per share, of Public Company (“Public Company Common Stock”) equal to the Exchange Ratio. As of the Effective Time, all such shares of Merger Partner Common Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Merger Partner Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Public Company Common Stock pursuant to this Section 2.1(c) and any cash in lieu of fractional shares of Public Company Common Stock to be issued or paid in consideration therefor and any amounts payable pursuant to Section 2.2(d) upon the surrender of such certificate in accordance with Section 2.2, without interest. For purposes of this Agreement, “Exchange Ratio” means the quotient obtained by dividing (x) the number of Merger Partner Merger Shares by (y) the number of Merger Partner Outstanding Shares, in which:

(i) “Aggregate Valuation” means the sum of (a) the Merger Partner Valuation, plus (b) the Public Company Valuation.

(ii) “Merger Partner Allocation Percentage” the quotient determined by dividing (i) the Merger Partner Valuation by (ii) the Aggregate Valuation.

(iii) “Merger Partner Merger Shares” means the product determined by multiplying (i) the Post-Closing Public Company Shares by (ii) the Merger Partner Allocation Percentage.

(iv) “Merger Partner Outstanding Shares” means the total number of shares of Merger Partner Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Financing and the Merger Partner Preferred Stock Conversion) expressed on a fully-diluted and as-converted to Merger Partner Common Stock basis and assuming, without limitation or duplication, the issuance of all shares of Merger Partner Common Stock that would be issued assuming the acceleration and exercise and conversion of all Merger Partner Stock Options outstanding as of immediately prior to the Effective Time.

(v) “Merger Partner Valuation” means $324,647,473, plus an amount equal to the gross proceeds of the Financing received by Merger Partner prior to the Effective Time.

(vi) “Post-Closing Public Company Shares” means the quotient determined by dividing (i) the Public Company Outstanding Shares by (ii) the Public Company Allocation Percentage.

(vii) “Public Company Allocation Percentage” means the quotient determined by dividing (i) the Public Company Valuation by (ii) the Aggregate Valuation.

(viii) “Public Company Outstanding Shares” means the total number of shares of Public Company Common Stock that are issued and outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Public Company Common Stock basis and assuming, without limitation or duplication, the issuance of all shares of Public Company Common Stock that would be issued assuming the acceleration and exercise and conversion of all outstanding options with a per share exercise price that is less than or equal to $10.00 (as may be appropriately adjusted after giving effect to the Reverse Stock Split), warrants, restricted stock units or other convertible or derivative securities outstanding immediately prior to the Effective Time, in each case after giving effect to the Reverse Stock Split.

(ix) “Public Company Valuation” means an amount equal to Public Company Net Cash, plus $10,000,000.

For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Annex A.

(d) Conversion. Immediately prior to the Effective Time, and prior to the conversion contemplated by Section 2.1(c), all shares of Merger Partner Preferred Stock shall, without any action on the part of the holder of any shares of Merger Partner Capital Stock (other than the Merger Partner Stockholder Approval), automatically be converted into Merger Partner Common Stock in accordance with the terms of the certificate of incorporation of Merger Partner (the “Merger Partner Preferred Stock Conversion”).

(e) Unvested Stock. At the Effective Time, any shares of Public Company Common Stock issued in accordance with Section 2.1(c) with respect to shares of Merger Partner Common Stock held by any employee, director or consultant pursuant to any of Merger Partner’s plans or arrangements that, immediately prior to the Effective Time, are subject to a repurchase option or otherwise “unvested” (“Merger Partner Restricted Stock”) shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time, except to the extent by their terms such shares of Merger Partner Restricted Stock vest at the Effective Time and except for such changes necessary to give effect to the Exchange Ratio and the conversion to Public Company Common Stock. All outstanding rights that Merger Partner may hold immediately prior to the Effective Time to repurchase shares of Merger Partner Restricted Stock are, effective as of immediately after the Effective Time, hereby assigned to Public Company and shall thereafter be exercisable by Public Company upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be appropriately adjusted to reflect the Exchange Ratio. Merger Partner shall, prior to the Closing, take all steps necessary to cause the foregoing provisions of this Section 2.1(e) to occur.

2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of Merger Partner Common Stock for Public Company Common Stock pursuant to the Merger are as follows:

(a) Exchange Agent. At or immediately prior to the Effective Time, Public Company shall deposit with Computershare Trust Company, N.A. or another bank or trust company designated by Public Company and reasonably acceptable to Merger Partner (the “Exchange Agent”), for the benefit of the holders of shares of Merger Partner Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates representing the shares of Public Company Common Stock (such shares of Public Company Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for outstanding shares of Merger Partner Common Stock, (ii) cash in an amount sufficient to make payments for fractional shares required pursuant to Section 2.2(c), and (iii) any dividends or distributions to which holders of certificates that, as of immediately prior to the Effective Time, represented outstanding shares of Merger Partner Common Stock (the “Certificates”), whose shares were converted pursuant to Section 2.1 into the right to receive shares of Public Company Common Stock, may be entitled pursuant to Section 2.2(d).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Public Company Common Stock (plus cash in lieu of fractional shares, if any, of Public Company Common Stock and any dividends or distributions as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Public Company, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent and Public Company, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate or book entry account representing that number of whole shares of Public Company Common Stock which such holder has the right to receive pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d), and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Merger Partner Common Stock which is not registered in the transfer records of Merger Partner, a certificate representing the proper number of whole shares of Public Company Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions pursuant to Section 2.2(d) may be issued or paid to a person other than the person in whose name the Certificate so surrendered is registered, only if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive shares of Public Company Common Stock pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d) as contemplated by this Section 2.2.

(c) No Fractional Shares. No certificate or scrip representing fractional shares of Public Company Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Public Company. Notwithstanding any other provision of this Agreement, each holder of shares of Merger Partner Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Public Company Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Merger Partner Common Stock represented thereby) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Public Company Common Stock multiplied by the last reported sale price of Public Company Common Stock at the 4:00 p.m., Eastern time, end of regular trading hours on The Nasdaq Global Market (“Nasdaq”) on the last trading day prior to the Effective Time.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Public Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and paid to the record holder of the Certificate, at the time of such surrender the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Public Company Common Stock, without interest, and at the appropriate payment date, the amount of dividends or other distributions having a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender that are payable with respect to such whole shares of Public Company Common Stock.

(e) No Further Ownership Rights in Merger Partner Common Stock. All shares of Public Company Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or dividends or other distributions paid pursuant to Section 2.2(c) or 2.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Merger Partner Common Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Merger Partner Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Merger Partner Common Stock for one year after the Effective Time shall be delivered to Public Company, upon demand, and any holder of Merger Partner Common Stock immediately prior to the Effective Time who has not previously complied with this Section 2.2 shall thereafter look only to Public Company, as a general unsecured creditor, for payment of its claim for Public Company Common Stock, any cash in lieu of fractional shares of Public Company Common Stock and any dividends or distributions with respect to Public Company Common Stock.

(g) No Liability. To the extent permitted by applicable law, none of Public Company, Merger Sub, Merger Partner, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Merger Partner Common Stock or Public Company Common Stock, as the case may be, for such shares or any cash amounts required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered immediately prior to such date on which any shares of Public Company Common Stock, and any cash payable to the holder of such Certificate or any dividends or distributions payable to the holder of such Certificate pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity, such Certificate and any such shares of Public Company Common Stock or cash, dividends or distributions in respect of such Certificate shall, to the maximum extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights. Each of the Exchange Agent, Public Company and the Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any holder of shares of Merger Partner Common Stock and any other recipient of payments hereunder such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of law. The applicable withholding agent shall use commercially reasonable efforts to provide prior notice to any holder of shares of Merger Partner Common Stock of its intent to deduct or withhold Taxes on payments for Merger Partner Common Stock and shall reasonably cooperate with such person in obtaining any available exemption or reduction of such withholding. Any amounts so deducted or withheld shall be timely paid over to the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation or Public Company, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Merger Partner Common Stock or other recipient of payments hereunder in respect of which such deduction and withholding was made by the Surviving Corporation or Public Company, as the case may be.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Public Company, the posting by such person of a bond in such reasonable amount as the Public Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of Public Company Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Public Company Common Stock deliverable in respect thereof pursuant to this Agreement.

2.3 Merger Partner Stock Plans.

(a) At the Effective Time, each outstanding option to purchase Merger Partner Common Stock (each, a “Merger Partner Stock Option” and collectively, the “Merger Partner Stock Options”), whether vested or unvested, and all stock or equity-related plans, agreements or arrangements of Merger Partner (the “Merger Partner Stock Plans”) themselves, insofar as they relate to outstanding Merger Partner Stock Options, shall be assumed by Public Company and shall become an option to acquire, on the same terms and conditions as were applicable under such Merger Partner Stock Option immediately prior to the Effective Time, such number of shares of Public Company Common Stock as is equal to the number of shares of Merger Partner Common Stock subject to the unexercised portion of such Merger Partner Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Merger Partner Stock Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent); provided that the assumption of each Merger Partner Stock Option pursuant to this Section 2.3(a) shall comply with all requirements of Sections 409A of the Code and the Treasury regulations issued thereunder, as applicable. Such Merger Partner Stock Options shall continue in effect on the same terms and conditions to which they are currently subject (subject to the adjustments required by this Section 2.3 after giving effect to the Merger). Merger Partner shall, prior to the Effective Time, use reasonable best efforts to take all actions necessary or desirable in connection with the treatment of Merger Partner Stock Options contemplated by this Section 2.3(a), including obtaining the consent from each holder of any Merger Partner Stock Options (unless such consent is not required under the terms of the applicable agreement, instrument or plan).

(b) As soon as practicable after the Effective Time, Public Company shall deliver to the participants in Merger Partner Stock Plans an appropriate notice setting forth such participants’ rights pursuant to Merger Partner Stock Options, as provided in this Section 2.3.

(c) Public Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Public Company Common Stock for delivery upon exercise of Merger Partner Stock Options assumed in accordance with this Section 2.3. As promptly as practicable after the Effective Time, Public Company shall file a registration statement on Form S-8 (or any successor form) with respect to the shares of Public Company Common Stock subject to such options, to the extent so registrable, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(d) As of the Effective Time, Public Company shall assume each of the Merger Partner Stock Plans to the extent of the outstanding Merger Partner Stock Options. Prior to the Closing, Merger Partner shall take all corporate action necessary to terminate as of the Effective Time (or otherwise limit the ability to grant new awards or issue shares under) each Merger Partner Stock Plan except with respect to the issuance of shares upon the exercise of any outstanding Merger Partner Stock Option.

2.4 Dissenting Shares.

(a) For purposes of this Agreement, “Dissenting Shares” shall mean shares of Merger Partner Common Stock issued and outstanding immediately prior to the Effective Time that are held as of the Effective Time by a holder who has not voted in favor of the Merger or consented thereto in writing and who has made a proper demand for appraisal of such shares in accordance with Section 262 of the DGCL (until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares). Dissenting Shares will only entitle the holder thereof to such rights as are granted by the DGCL to a holder thereof and shall not be converted into or represent the right to receive Public Company Common Stock unless the stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under the DGCL or properly withdrawn his, her or its demand for appraisal. If such stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be deemed to have been converted, as of the Effective Time, into and represent the right to receive Public Company Common Stock issuable in respect of such Merger Partner Common Stock pursuant to Section 2.1(c) or Section 2.1(d), as the case may be, without interest, and (ii) promptly following the occurrence of such event, Public Company shall deliver to the Exchange Agent a certificate representing Public Company Common Stock to which such stockholder is entitled pursuant to Section 2.1(c) or Section 2.1(d), as well as any cash or other distributions to which such holder of Merger Partner Common Stock may be entitled under this Article II if not previously delivered to the Exchange Agent.

(b) Merger Partner shall give Public Company (i) prompt notice of any written demands for appraisal of any Merger Partner Common Stock, withdrawals of such demands and any other instruments that relate to such demands received by Merger Partner and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Merger Partner shall not, except with the prior written consent of Public Company, make any payment with respect to any demands for appraisal of Merger Partner Common Stock or settle or offer to settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Except as set forth herein or in the disclosure schedule delivered or made available by Merger Partner to Public Company and Merger Sub on the date of this Agreement (the “Merger Partner Disclosure Schedule”), Merger Partner represents and warrants to Public Company and Merger Sub as follows:

3.1 Organization, Standing and Power. Merger Partner is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. Merger Partner has made available to Public Company complete and accurate copies of its certificate of incorporation and bylaws existing as of the date of this Agreement and copies of any amendments thereto entered into after the date of this Agreement and is not in material default under or in material violation of any provision of either such document.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Merger Partner consists of 89,000,000 shares of Merger Partner Common Stock and 61,730,064 shares of preferred stock, par value $0.0001 per share, of Merger Partner (“Merger Partner Preferred Stock” and, collectively with Merger Partner Common Stock, “Merger Partner Capital Stock”). Following the filing of the amended certificate of incorporation to be filed prior to the Closing in connection with the Financing, the authorized number of shares of Merger Partner Common Stock will be 132,000,000. The rights and privileges of each class of Merger Partner’s capital stock are as set forth in Merger Partner’s certificate of incorporation. As of the date of this Agreement, (i) 12,058,584 shares of Merger Partner Common Stock were issued and outstanding, (ii) no shares of Merger Partner Common Stock were held in the treasury of Merger Partner and (iii) 14,507,038 shares of Series Seed Preferred Stock (“Merger Partner Series Seed Preferred Stock”) were issued or outstanding, 25,114,089 shares of Series A Preferred Stock (“Merger Partner Series A Preferred Stock”) were issued or outstanding, and 22,108,937 shares of Series B Preferred Stock (“Merger Partner Series B Preferred Stock”) were issued or outstanding.

(b) As of the date of this Agreement, there are outstanding Merger Partner Stock Options with respect to which 10,733,394 shares of Merger Partner Common Stock are issuable and there are 3,070,990 shares of Merger Partner Common Stock reserved for future issuance under the Merger Partner Stock Plan. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Stock Plans and the forms of all award agreements evidencing Merger Partner Stock Options. With respect to each Merger Partner Stock Option (whether outstanding or previously exercised or vested and/or settled, as applicable) (i) each grant of a Merger Partner Stock Option was duly authorized no later than the date on which the grant of such Merger Partner Stock Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Merger Partner’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, (ii) each such grant was made in accordance with the terms of the applicable Merger Partner Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry.

(c) Except (i) as set forth in this Section 3.2, (ii) as reserved for future grants under Merger Partner Stock Plans, (iii) commitments to issue shares of capital stock of Merger Partner in the Financing, as of the date of this Agreement, (A) there are no equity securities of any class of Merger Partner, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Merger Partner is a party or by which Merger Partner is bound obligating Merger Partner to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Merger Partner or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Merger Partner to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Other than the Merger Partner Support Agreement or pursuant to any Merger Partner Stock Plan, Merger Partner is not a party to or is bound by any, and to the knowledge of Merger Partner, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Merger Partner. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Except as contemplated by this Agreement or described in this Section 3.2(c), there are no registration rights to which Merger Partner is a party or by which it or they are bound with respect to any equity security of any class of Merger Partner.

(d) All outstanding shares of Merger Partner Capital Stock are, and all shares of Merger Partner Common Stock subject to issuance as specified in Sections 3.2(b), and 3.2(c) upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Partner’s certificate of incorporation or bylaws or any agreement to which Merger Partner is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Merger Partner to repurchase, redeem or otherwise acquire any shares of Merger Partner Capital Stock. All outstanding shares of Merger Partner Capital Stock have been offered, issued and sold by Merger Partner in compliance with all applicable federal and state securities laws.

(e) No consent of the holders of Merger Partner Stock Options is required in connection with the actions contemplated by Section 2.3.

3.3 Subsidiaries. Merger Partner does not have any subsidiaries and does not otherwise own any shares of capital stock or any interest in any other person. Merger Partner does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) Merger Partner has all requisite corporate power and authority to enter into this Agreement and, subject only to the adoption of this Agreement (the “Merger Partner Voting Proposal”) by Merger Partner’s stockholders under the DGCL and the certificate of incorporation of Merger Partner (the “Merger Partner Stockholder Approval”), to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Merger Partner Board, by unanimous written consent of all directors (i) determined that the Merger is fair to, and in the best interests of, Merger Partner and its stockholders, (ii) approved this Agreement, the Merger and the actions contemplated by this Agreement in accordance with the provisions of the DGCL, (iii) declared this Agreement advisable, and (iv) determined to recommend that the stockholders of Merger Partner vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Merger Partner have been duly authorized by all necessary corporate action on the part of Merger Partner, subject only to the required receipt of the Merger Partner Stockholder Approval. This Agreement has been duly executed and delivered by Merger Partner and, assuming the due execution and delivery of this Agreement by Public Company, constitutes the valid and binding obligation of Merger Partner, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of Merger Partner, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on Merger Partner’s assets (including Merger Partner Intellectual Property) under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 3.11(a) of the Merger Partner Disclosure Schedules, or (iii) subject to obtaining the Merger Partner Stockholder Approval and compliance with the requirements specified in clauses (i) through (iv) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Merger Partner or any of its properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or Regulating Authority, agency or instrumentality (a “Governmental Entity”) is required by or with respect to Merger Partner in connection with the execution and delivery of this Agreement by Merger Partner or the consummation by Merger Partner of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Merger Partner is qualified as a foreign corporation to transact business, (ii) the filing of the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country, (iv) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (v) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Merger Partner Material Adverse Effect.

(d) The affirmative vote in favor of the Merger Partner Voting Proposal by the holders of a (i) majority of the votes represented by the outstanding shares of Merger Partner Preferred Stock voting together as a single class on an as-converted to Merger Partner Common Stock basis, (ii) the holders of at least sixty-seven percent (67%) of the outstanding shares of Merger Partner Series B Preferred Stock, voting together as a separate class, and (ii) a majority of the outstanding shares of Merger Partner Capital Stock, voting together as a single class, which is to be delivered pursuant to written consents of stockholders in lieu of a meeting (collectively, the “Written Consents”), is the only vote of the holders of any class or series of Merger Partner’s capital stock or other securities necessary to adopt this Agreement and for consummation by Merger Partner of the other transactions contemplated by this Agreement. There are no bonds, debentures, notes or other indebtedness of Merger Partner having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Merger Partner may vote.

3.5 Financial Statements; Information Provided.

(a) Merger Partner has made available to Public Company correct and complete copies of the Financial Statements. The Financial Statements (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby (except (x) that the unaudited Financial Statements do not contain footnotes and (y) as may be indicated in the notes to such financial statements) and (ii) fairly present in all material respects the financial position of Merger Partner as of the dates thereof, except that the unaudited interim financial statements are subject to normal year-end adjustments which will not be material in amount or effect. For purposes of this Agreement, “Financial Statements” means (i) the audited balance sheets and statements of income, changes in stockholders’ equity and cash flows of Merger Partner as of the end of and for each of the fiscal years ended December 31, 2020 and December 31, 2021, and (ii) the unaudited internal financial statements prepared for management of Merger Partner (the “Merger Partner Balance Sheet”) as of August 31, 2022 (the “Most Recent Balance Sheet Date”) for the month ended as of the Most Recent Balance Sheet Date.

(b) The information to be supplied by or on behalf of Merger Partner for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Public Company pursuant to which shares of Public Company Common Stock issued in connection with the Merger shall be registered under the Securities Act (the “Registration Statement”), or supplied by or on behalf of Merger Partner for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

The information to be supplied by or on behalf of Merger Partner for inclusion in the proxy statement/prospectus/information statement (the “Proxy Statement/Prospectus”) to be sent to the stockholders of Public Company in connection with the meeting of Public Company’s stockholders (the “Public Company Meeting”) to solicit the approval of the Public Company’s stockholders of (i) the Share Issuance under Nasdaq Rules (the “Required Public Company Voting Proposal”), (ii) a reverse stock split of Public Company Common Stock to be effectuated prior to the Effective Time at a ratio to be determined by Public Company Board in accordance with the DGCL and in consultation and cooperation with Merger Partner, prior to the Closing (the “Reverse Stock Split”), (iii) to the extent required by the DGCL and not already solicited, the transaction contemplated by the Legacy Asset APA under the DGCL, and (iv) the Equity Plan Amendments, (clauses (ii), (iii), and (iv) together, the “Other Public Company Voting Proposals”), which information shall be deemed to include all information about or relating to Merger Partner and/or the Merger Partner Voting Proposal, shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company, or at the time of the Public Company Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

3.6 No Undisclosed Liabilities. Merger Partner does not have any material Liability, except for (a) Liabilities shown on the Most Recent Balance Sheet, (b) Liabilities of a type required to be shown on the Most Recent Balance Sheet that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement, and (d) executory performance obligations under Contracts.

3.7 Absence of Certain Changes or Events. During the period beginning on the Most Recent Balance Sheet Date and ending on the date hereof, Merger Partner has conducted their business only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Merger Partner Material Adverse Effect; or (ii) any other action or event that would have required the consent of Public Company pursuant to Section 5.1 had such action or event occurred after the date of this Agreement.

3.8 Taxes.

(a) Merger Partner has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Merger Partner has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) Merger Partner is not, nor has it ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Merger Partner. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, Merger Partner (i) does not have any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Merger Partner, and (ii) is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(c) All material Taxes that Merger Partner was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable Law.

(d) Merger Partner has delivered or made available to Public Company (i) complete and correct copies of all income and other material Tax Returns of Merger Partner relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Merger Partner relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of Merger Partner.

(e) No examination or audit of any Tax Return of Merger Partner by any Governmental Entity is currently in progress or, to the knowledge of Merger Partner, has been threatened by any Governmental Entity. No deficiencies for Taxes of Merger Partner have been claimed, proposed or assessed by any Governmental Entity in writing. Merger Partner has not been informed in writing by any jurisdiction in which Merger Partner does not file a Tax Return that the jurisdiction believes that Merger Partner was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Merger Partner has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of the Merger Partner), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) Merger Partner has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(g) Merger Partner has not distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Merger Partner been distributed, in a transaction to which Section 355 of the Code applies in the two years prior to the date of this Agreement.

(h) There are no Liens with respect to Taxes upon any of the assets or properties of Merger Partner, other than with respect to Taxes not yet due and payable or being contested in good faith by appropriate proceedings.

(i) Merger Partner will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of corresponding non-U.S., state or local Tax laws) made on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount or deferred revenue received on or prior to the Closing Date outside the Ordinary Course of Business.

(j) Merger Partner has not participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulations Section 301.6111-2(b)(2) or any analogous provision of state or local law.

(k) Merger Partner (i) is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes and (ii) has not made an entity classification (“check-the-box”) election under Section 7701 of the Code.

(l) Merger Partner is not subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

(m) Neither Merger Partner nor any of its Affiliates has taken or agreed to take any action, has omitted to take any action, or has any knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code and, in the event the Control Requirement is satisfied, as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock under Section 351(a) of the Code.

(n) Merger Partner is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

(o) Merger Partner has not deferred any payroll Tax obligations (including those imposed by Code Sections 3101(a) and 3201) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, or any other provision of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

(p) For purposes of this Agreement, (i) “Taxes” shall mean any taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind imposed by the United States of America or any state, local or non-U.S. government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items, and (ii) “Tax Returns” shall mean any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, a Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

3.9 Owned and Leased Real Properties.

(a) Merger Partner does not own nor has ever owned any real property.

(b) Section 3.9(b) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by Merger Partner as of the date of this Agreement (collectively, the “Merger Partner Leases”) and the location of the premises of such real property. Merger Partner nor, to the knowledge of Merger Partner, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of Merger Partner Leases, except where the existence of such breaches or defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Merger Partner Material Adverse Effect. Merger Partner does not lease, sublease or license any real property to any person other than Merger Partner. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Leases.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Merger Partner Disclosure Schedule lists all Merger Partner Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable except that, for any Merger Partner Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). All assignments of Merger Partner Registrations to Merger Partner have been properly executed and recorded, and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Merger Partner. To the knowledge of Merger Partner, all Merger Partner Registrations are valid and enforceable.

(b) There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Merger Partner, threatened, with respect to any Patent Rights included in the Merger Partner Registrations. None of the Patent Rights included in the Merger Partner Registrations have been abandoned. Merger Partner has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Merger Partner and has made no material misrepresentation in such applications. Merger Partner has no knowledge of any information that would preclude Merger Partner from having clear title to the Merger Partner Registrations.

(c) Merger Partner is the sole and exclusive owner of all Merger Partner Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Merger Partner Owned Intellectual Property that are listed in Section 3.10(c) of the Merger Partner Disclosure Schedule. None of the Merger Partner Intellectual Property is subject to any orders, decrees or injunctions.

(d) Merger Partner has taken reasonable measures to protect the proprietary nature of each item of Merger Partner Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Merger Partner’s knowledge, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of Merger Partner.

(e) To the knowledge of Merger Partner, the operations of Merger Partner as currently conducted do not infringe, misappropriate or otherwise violate and have not in the past three years infringed, misappropriated or otherwise violated the valid and enforceable Intellectual Property rights of any individual or entity. To Merger Partner’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Merger Partner Owned Intellectual Property or any rights under the Merger Partner Intellectual Property that are exclusively licensed to Merger Partner, and Merger Partner has not filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Merger Partner Intellectual Property. No individual or entity has filed and served upon Merger Partner or, to Merger Partner’s knowledge, threatened or otherwise filed any action or proceeding alleging that Merger Partner has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property rights nor has Merger Partner received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(f) Merger Partner has made available to Public Company copies of all written complaints, claims, notices or threats, or disclosed to Public Company all material non-written complaints, claims, notices or threats, in each case, concerning the infringement, violation or other misappropriation of any Merger Partner Intellectual Property.

(g) Section 3.10(g) of the Merger Partner Disclosure Schedule identifies (i) each license or agreement pursuant to which Merger Partner has granted rights to any Merger Partner Licensed Intellectual Property, and (ii) each agreement, contract, assignment or other instrument pursuant to which Merger Partner has granted any joint ownership interest in or to each item of Merger Partner Owned Intellectual Property, in each case (i) and (ii) other than Excluded Contracts.

(h) Section 3.10(h) of the Merger Partner Disclosure Schedule identifies (i) each license or agreement pursuant to which Merger Partner has obtained rights to any Merger Partner Licensed Intellectual Property (excluding generally available, off the shelf software programs that are licensed by Merger Partner pursuant to

“shrink wrap” licenses, the total fees associated with which are less than $50,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which Merger Partner has obtained any joint or sole ownership interest in or to each item of Merger Partner Owned Intellectual Property, in each case (i) and (ii) excluded for Excluded Contracts.

(i) To Merger Partner’s knowledge, no Worker of Merger Partner is in default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Merger Partner, as applicable, relating to the protection, ownership, development, use, assignment or transfer of Merger Partner Intellectual Property. To the extent that any Merger Partner Owned Intellectual Property has been conceived, reduced to practice, authored, developed or created for Merger Partner by any individual while a Worker, Merger Partner has obtained the entire and unencumbered right, title and interest therein and thereto by operation of Law or by valid written assignment.

(j) The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, result in (i) a breach of or default under any agreement governing any Merger Partner Intellectual Property; (ii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, any Merger Partner Intellectual Property; (iii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue in respect of, any Public Company Intellectual Property; or (iv) Merger Partner, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Merger Partner Intellectual Property.

(k) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Intellectual Property” shall mean the following subsisting throughout the world: (A) Patent Rights; (B) Trademarks and all goodwill in the Trademarks; (C) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (D) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (E) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (F) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(ii) “Intellectual Property Registrations” shall mean Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing, which are issued by, filed with, or recorded by any state, government or other public legal authority at any time in any jurisdictions, or, in the case of Internet domain names and social media accounts and identifiers, which are issued by, filed with, or recorded by any third party.

(iii) “Law” shall mean each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance of any Governmental Entity, including any applicable stock exchange rule or requirement.

(iv) “Merger Partner Intellectual Property” shall mean the Merger Partner Owned Intellectual Property and the Merger Partner Licensed Intellectual Property.

(v) “Merger Partner Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to Merger Partner by any individual or entity other than Merger Partner, excluding any Intellectual Property that is licensed to Merger Partner under Excluded Contracts.

(vi) “Merger Partner Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by Merger Partner, in whole or in part.

(vii) “Merger Partner Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of Merger Partner or where Merger Partner is the assignee thereof, in each case, alone or jointly with others.

(viii) “Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(ix) “Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common Law trademarks and service marks and trade dress.

(x) “Worker” means any individual who is an officer, director, employee (regular, temporary, part-time or otherwise), consultant or independent contractor of Merger Partner or Public Company or any of its subsidiaries, as applicable.

3.11 Contracts.

(a) Section 3.11(a) of the Merger Partner Disclosure Schedule lists the following Contracts of Merger Partner in effect as of the date of this Agreement (in each case, excluding Excluded Contracts):

(i) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires aggregate payments by or to Merger Partner of more than $300,000 or (B) in which Merger Partner has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or to a right of first offer, right of first refusal, right of first negotiation in favor of any third party;

(ii) any Contract under which Merger Partner has granted to a third party a license under, or option or covenant not to sue with respect to, any Merger Partner Intellectual Property, except for any Excluded Contract;

(iii) any Contract under which Merger Partner is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iv) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(v) any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development by or which has been or which is being marketed, distributed, supported, sold or licensed out, in each case by or on behalf of Merger Partner; and

(vi) any Contract that involved or would reasonably be expected to result in (i) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien (excluding a Permitted Lien) on any Merger Partner Intellectual Property, (ii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue with respect to, any Public Company Intellectual Property; or (iii) Merger Partner, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Merger Partner Intellectual Property.

(b) Merger Partner has made available to Public Company a complete and accurate copy of each Contract listed in Sections 3.10(a), 3.10(g), 3.10(h), and 3.11(a) of the Merger Partner Disclosure Schedule. With respect to each Contract so listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Merger Partner, as applicable, and, to the knowledge of Merger Partner, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) none of Merger Partner, nor, to the knowledge of Merger Partner, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by Merger Partner or, to the knowledge of Merger Partner, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect.

(c) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Contract” shall mean, with respect to any person, any written, oral or other agreement, contract, subcontract, lease (whether for real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature to which such person is a party or by which such person or any of its assets are bound under applicable Law.

3.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Merger Partner that seeks either damages in excess of $500,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except, in each case of, for such actions, suits, proceedings, claims, arbitrations or investigations that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Merger Partner.

3.13 Environmental Matters.

(a) Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect:

(i) Merger Partner has complied with all applicable Environmental Laws;

(ii) the properties currently or formerly owned, leased or operated by Merger Partner (including soils, groundwater, surface water, buildings or other structures) are and were not contaminated with any Hazardous Substances;

(iii) Merger Partner is not subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; and

(iv) Merger Partner has not released any Hazardous Substance into the environment.

(b) As of the date of this Agreement, Merger Partner has not received any written notice, demand, letter, claim or request for information alleging that Merger Partner or any of its subsidiaries may be in material violation of or have material liability or obligations under, any Environmental Law.

(c) Merger Partner is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to any material liability under any Environmental Law or relating to Hazardous Substances.

(d) For purposes of this Agreement, the term “Environmental Law” means any law, regulation, order, decree, permit, authorization, common Law or agency requirement of any jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety (as it relates to exposure to Hazardous Substances) or natural resources, (ii) the handling, use, storage, treatment, presence, disposal, release or threatened release of any Hazardous Substance or (iii) wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(e) For purposes of this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified, regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance that is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

3.14 Employee Benefit Plans.

(a) Merger Partner has made available a complete and accurate copy, as of the date of this Agreement, of all written material Employee Benefit Plans sponsored, maintained, or contributed to (or required to be contributed to), by Merger Partner for the benefit of any current or former employee or other individual service provider of Merger Partner (or such employee or other individual service provider’s beneficiary) or with respect to which Merger Partner has any liability (collectively, the “Merger Partner Employee Plans”). No Merger Partner Employee Plan is sponsored or maintained by a professional employer organization (PEO) or similar provider.

(b) Each Merger Partner Employee Plan is and has been established and administered in all material respects in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms and Merger Partner has in all material respects met its obligations with respect to such Merger Partner Employee Plan and has made all required contributions thereto (or reserved such contributions on the Merger Partner Balance Sheet). There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Merger Partner Employee Plan, and to the knowledge of Merger Partner, no such audit, investigation or other proceeding is threatened.

(c) With respect to Merger Partner Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Merger Partner.

(d) All Merger Partner Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the IRS to the effect that such Merger Partner Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Merger Partner, no revocation has been threatened.

(e) Merger Partner nor any of its ERISA Affiliates has (i) ever maintained an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Merger Partner Employee Plan is funded with or otherwise holds securities issued by Merger Partner. No Merger Partner Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Merger Partner Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) No Merger Partner Employee Plan provides post-termination health or life insurance benefits to any individual, except as required by (i) COBRA or similar state Law or (ii) contractually required subsidies for COBRA coverage during severance.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (A) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of Merger Partner, (B) result in any forgiveness of indebtedness to any current or former employee or other individual service provider of Merger Partner, (C) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of Merger Partner, or (D) trigger any payment or funding of any compensation or benefits under any Merger Partner Employee Plan. No Merger Partner Employee Plan provides for the gross-up of Taxes with respect to Code Section 4999 or 409A.

(h) Each Merger Partner Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies and has complied in form and operation with Section 409A of the Code and all IRS regulations and other guidance promulgated thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No stock option or equity unit option granted under any Merger Partner Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

(i) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(ii) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other written or oral plan, agreement, program, policy or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, fringe benefits, perquisites, change in control benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, including, with respect to the Merger Partner Employee Plans, any Merger Partner Stock Plan and with respect to the Public Company employees, any Public Company Stock Plan.

(iii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iv) “ERISA Affiliate” means any entity (whether or not incorporated) that is, or at any applicable time was, treated as a “single employer” or under common control with Merger Partner or Public Company, as applicable, or with any of such person’s subsidiaries within the meaning of Section 414 of the Code or Section 4001 of ERISA.

3.15 Compliance With Laws. Merger Partner has complied in all material respects with, is not in material violation of, and, as of the date of this Agreement, has not received any notice alleging any violation with respect to, any applicable provisions of any statute, Law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

3.16 Permits and Regulatory Matters.

(a) Merger Partner has all required permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entities (collectively, “Permits”) that are material to the conduct of its business as currently conducted, including all such Permits required by the U.S. Food and Drug Administration (the “FDA”), such as allowance of an Investigational New Drug application (“IND”), and any other federal, state or foreign agencies or bodies (together with the FDA, the “Regulating Authority”) engaged in the regulation of pharmaceuticals or biohazardous materials.

(b) All Permits that are necessary for the conduct of the business of Merger Partner as currently conducted (“Merger Partner Authorizations”) are in full force and effect, and to the knowledge of Merger Partner, no violations or notices of failure to comply have been issued or recorded in respect of any such Merger Partner Authorization. No such Merger Partner Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. Merger Partner is in compliance in all material respects under any of such Merger Partner Authorizations. All applications, reports, notices and other documents required to be filed by Merger Partner with all Governmental Entities have been timely filed and are complete and correct in all material respects as of the date filed or as amended prior to the date of this Agreement. None of Merger Partner, and to Merger Partner’s knowledge, any officer, employee or agent of Merger Partner has been convicted of any crime or engaged in any conduct on behalf of Merger Partner that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entity, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entity.

(c) Merger Partner: (i) is and at all times has been in material compliance, to the extent applicable, with all statutes, rules, regulations (including all requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices), and with all orders administered or issued by the FDA or any other Governmental Entity exercising comparable authority, applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any pharmaceutical product tested, developed, promoted, marketed, manufactured or distributed by Merger Partner; (ii) has not received any notice or correspondence from any Governmental Entity alleging or asserting any material noncompliance with any Merger Partner Authorizations; and (iii) has not received notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Merger Partner Authorizations (except where such limitation, suspension, modification, or revocation would not reasonably be expected to have a Merger Partner Material Adverse Effect) and, to the knowledge of Merger Partner, there is no action or proceeding pending or threatened against Merger Partner (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that such Governmental Entity is considering such action. Merger Partner nor any of their respective officers, employees or, to Merger Partner’s knowledge, agents have made an untrue statement of a material fact or fraudulent statement to any Governmental Entity relating to the Merger Partner Authorizations or failed to disclose a material fact required to be disclosed to any Governmental Entity relating to the Merger Partner Authorizations.

(d) To Merger Partner’s knowledge, all preclinical and clinical investigations and trials sponsored by Merger Partner are being conducted in compliance in all material respects with applicable laws, including, as applicable, Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices requirements. Merger Partner has not received any written notices from any Governmental Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical or pre-clinical studies or tests, or chemistry, manufacturing, and control quality issues requiring the termination, suspension or material modification of such studies or tests and, to Merger Partner’s knowledge, there are no facts that would reasonably give rise to such an action (except where such material modification would not reasonably be expected to have a Merger Partner Material Adverse Effect, such as modifications that are part of routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

(e) There are no seizures, recalls, market withdrawals, field notifications or corrective actions, notifications of misbranding or adulteration, destruction orders, safety alerts or similar adverse actions relating to the lack of safety or efficacy of any products marketed or sold by Merger Partner being conducted, requested in writing or, to the knowledge of Merger Partner, threatened by the FDA or any other Governmental Entity. Merger Partner has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued any recall, market withdrawal, safety alert or other similar notice or action relating to the alleged lack of safety or efficacy of any products marketed or sold by Merger Partner.

(f) The studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of Merger Partner are being conducted or have been conducted in all material respects in accordance with approved study protocols and all applicable laws and regulations. The descriptions of, protocols for, and material data and other results of, any such studies, tests and/or trials that have been furnished or made available to Public Company are accurate and complete in all material respects with respect to what is currently known by or available to Merger Partner. Merger Partner is not aware of any studies, test or trials the results of which would cause Merger Partner to reasonably believe the results would have a material adverse effect on the studies, tests and trials conducted by or on behalf of Merger Partner, and Merger Partner has not received any notices or correspondence from the FDA or any other Governmental Entity exercising comparable authority or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any IND, or clinical trials conducted by or on behalf of Merger Partner (except where such material modification would not reasonably be expected to have a Merger Partner Material Adverse Effect, such as modifications that are for routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

3.17 Employees.

(a) All current and past key employees of Merger Partner have entered into confidentiality and assignment of inventions agreements with Merger Partner, a copy or form of which has previously been made available to Public Company. To the knowledge of Merger Partner, as of the date of this Agreement, no employee of Merger Partner is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Merger Partner because of the nature of the business currently conducted by Merger Partner or to the use of trade secrets or proprietary information of others. To the knowledge of Merger Partner, as of the date of this Agreement, no key employee or group of key employees has any plans to terminate employment with Merger Partner.

(b) Merger Partner is not nor has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor to the knowledge of Merger Partner, have there been any labor organizing activities with respect to any employees of Merger Partner. Merger Partner is not and has not been the subject of any proceeding asserting that Merger Partner has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Merger Partner, threatened, any labor strike, walkout, work stoppage, slow-down or lockout involving Merger Partner.

(c) Except as would not reasonably be expected to result in a Merger Partner Material Adverse Effect, Merger Partner is and has been in compliance with all applicable Laws related to employment (including verification of employment eligibility), employment practices (including without limitation Laws related to discrimination, harassment, and retaliation), terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Merger Partner, all employees of Merger Partner are lawfully authorized to work in the United States.

(d) Merger Partner has not received written notice of any material charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Merger Partner, nor, to the knowledge of Merger Partner, has any such charge been threatened. No current or former employee of Merger Partner has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment, nor to Merger Partner’s knowledge, has an oral complaint of any of the foregoing been made within the preceding twelve (12) months.

(e) Merger Partner has not caused a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor have any of the foregoing been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

3.18 Insurance. Merger Partner maintains insurance policies (the “Merger Partner Insurance Policies”), including insurance covering directors and officers for securities Law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Merger Partner Insurance Policy is in full force and effect. None of the Merger Partner Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. Merger Partner has complied in all material respects with the provisions of each Merger Partner Insurance Policy under which it is the insured party. No insurer under any Merger Partner Insurance Policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy.

3.19 Brokers; Fees and Expenses. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of Merger Partner to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

3.20 Certain Business Relationships With Affiliates. No Affiliate of Merger Partner (a) owns any material property or right, tangible or intangible, which is used in the business of Merger Partner, (b) has any material claim or cause of action against Merger Partner or (c) owes any material money to, or is owed any material money by, Merger Partner. Section 3.20 of the Merger Partner Disclosure Schedule describes any material Contracts between Merger Partner and any Affiliate thereof which were entered into or have been in effect at any time since January 1, 2019 other than (i) any employment or service Contracts, invention assignment agreements and other Contracts relating to or entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation or (ii) any arms-length agreements with any portfolio company of any venture capital firm, private equity firm, angel investor, or similar investor of Merger Partner.

3.21 Controls and Procedures, Certifications and Other Matters.

(a) Merger Partner maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of Merger Partner and to maintain accountability for Merger Partner’s consolidated assets, (iii) access to assets of Merger Partner is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Merger Partner is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Merger Partner has not extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Merger Partner.

(c) Merger Partner either (i) satisfies the conditions to qualification as a “smaller reporting company” set forth in 17 C.F.R. 229.10(f)(1), or (ii) if shares of Merger Partner Common Stock were traded on any regulated market or stock exchange, would qualify as a “smaller reporting company,” as defined by 17 C.F.R. 229.10(f)(1).

3.22 Books and Records. The minute books and other similar records of Merger Partner contain complete and accurate records of all actions taken at any meetings of Merger Partner’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of Merger Partner have been maintained in accordance with good business and bookkeeping practices.

3.23 Ownership of Public Company Common Stock. Merger Partner does not and, to the knowledge of Merger Partner, none of Merger Partner’s directors, officers, or 5% or greater stockholders directly or indirectly “owns,” beneficially or otherwise, and at all times during the three-year period prior to the date of this Agreement, to the knowledge of Merger Partner, none of Merger Partner’s directors, officers, or 5% or greater stockholders directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding Public Company Common Stock, as those terms are defined in Section 203 of the DGCL.

3.24 Data Protection. Merger Partner has complied at all times, and currently complies, in each case, in all material respects, with any applicable data protection and privacy Law with respect to their businesses, including, as applicable, with respect to (i) requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) data subject information requests from data subjects, (iii) where necessary, the obtaining of consent to data processing and/or direct marketing activity, and (iv) where necessary, the obtaining of any approval, consultation and/or agreement of any applicable works councils or such similar worker representation bodies. Merger Partner has not received any written notice or complaint from any individual, third party and/or regulatory authority (i) alleging non-compliance by Merger Partner with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (ii) claiming compensation for or an injunction for non-compliance with any applicable data protection and privacy Law.

3.25 Financing. No Financing Agreement has been amended or modified in any manner. Neither Merger Partner nor, to the knowledge of Merger Partner, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Financing other than as set forth in the Financing Agreement. The respective obligations and agreements contained in the Financing Agreement have not been withdrawn or rescinded in any respect. Each Financing Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Merger Partner and, to the knowledge of Merger Partner, of each other party thereto (except to the extent that enforceability may be limited by the Bankruptcy and Equity Exception). No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Merger Partner or, to the knowledge of Merger Partner, any other party thereto, under any Financing Agreement. To the knowledge of Merger Partner, no party thereto will be unable to satisfy on a timely basis any term of any Financing Agreement. There are no conditions precedent related to the consummation of the Financing, other than the satisfaction or waiver of the conditions expressly set forth in the Financing Agreement. To the knowledge of Merger Partner, the proceeds of the Financing will be made available to Merger Partner immediately prior to the Effective Time.

3.26 No Other Representations or Warranties. Merger Partner hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Public Company, Merger Sub nor any other person on behalf of Public Company or Merger Sub makes any express or implied representation or warranty with respect to Public Company or Merger Sub or their respective financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Merger Partner or any of its Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Public Company and Merger Sub set forth in Article IV (in each case as qualified and limited by the Public Company Disclosure Schedule) or any representations and warranties of a signatory to any Public Company Support Agreement or Public Company Lock-Up Agreement) none of Merger Partner or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person, has relied on any representations, warranties, statements or information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PUBLIC

COMPANY AND THE MERGER SUB

Except (a) as disclosed in the Public Company SEC Reports filed prior to the date of this Agreement (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) as expressly set forth herein or in the disclosure schedule delivered by Public Company and Merger Sub to Merger Partner on the date of this Agreement (the “Public Company Disclosure Schedule”), Public Company and Merger Sub represent and warrant to Merger Partner as follows:

4.1 Organization, Standing and Power. Each of Public Company and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction) under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. Public Company has made available to Merger Partner complete and accurate copies of its certificate of incorporation and bylaws existing as of the date of this Agreement and copies of any amendments thereto entered into after the date of this Agreement and is not in material default under or in material violation of any provision of any such documents.

4.2 Capitalization.

(a) The authorized capital stock of Public Company consists of 200,000,000 shares of Public Company Common Stock and 10,000,000 shares of preferred stock, $0.001 par value per share (“Public Company Preferred Stock”). The rights and privileges of each class of Public Company’s capital stock are as set forth in Public Company’s certificate of incorporation. As of the close of business on the Business Day prior to the date of this Agreement, (i) 26,287,264 shares of Public Company Common Stock were issued or outstanding, (ii) no shares of Public Company Common Stock were held in the treasury of Public Company or by subsidiaries of Public Company, and (iii) no shares of Public Company Preferred Stock were issued or outstanding.

(b) As of the date of this Agreement, there are outstanding options to purchase 1,808,220 shares of Public Company Common Stock (each, a “Public Company Stock Option” and collectively, the “Public Company Stock Options”) and 213,443 restricted stock units with respect to shares of Public Company Stock (each, a “Public Company RSU” and collectively, the “Public Company RSUs”). Public Company has made available to Merger

Partner complete and accurate copies of all stock or equity related plans, agreements, or arrangements of Public Company (collectively, the “Public Company Stock Plans”) and the forms of all award agreements evidencing such awards. As of the date of this Agreement, Public Company has reserved 456,088 shares of Public Company Common Stock for issuance to employees pursuant to Public Company’s 2020 Employee Stock Purchase Plan (the “Public Company ESPP”), of which 438,539 shares remain available for issuance thereunder as of the date hereof. Public Company has not granted, issued or authorized the grant or issuance of any Public Company Stock Options on the Business Day prior to the date of this Agreement or on the date of this Agreement. With respect to each Public Company Stock Option and Public Company RSU (whether outstanding or previously exercised or settled, as applicable) (i) each grant of a Public Company Stock Option or Public Company RSU was duly authorized no later than the date on which the grant of such Public Company Stock Option or Public Company RSU was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Public Company’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, (ii) each such grant was made in accordance with the terms of the applicable Public Company Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry.

(c) Section 4.2(c) of the Public Company Disclosure Schedule lists the number of shares of Public Company Common Stock reserved for future issuance pursuant to warrants or other outstanding rights (other than Public Company Stock Options and Public Company RSUs) to purchase shares of Public Company Common Stock outstanding as of the close of business on the Business Day prior to the date of this Agreement (such outstanding warrants or other rights, the “Public Company Warrants”) and the agreement or other document under which such Public Company Warrants were granted, and the exercise price, the date of grant and the expiration date thereof.

(d) Except (i) as set forth in this Section 4.2 or in Article II, (ii) as reserved for future grants under Public Company Stock Plans, outstanding as of the close of business on the Business Day prior to the date of this Agreement and (iii) for the rights to acquire shares pursuant to the Public Company ESPP, (A) there are no equity securities of any class of Public Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Public Company or any of its subsidiaries is a party or by which Public Company or any of its subsidiaries is bound obligating Public Company or any of its subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Public Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Public Company or any of its subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Other than the Public Company Support Agreement or pursuant to any Public Company Stock Plan, Public Company is not a party to or is bound by any, and to the knowledge of Public Company, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Public Company. Except as contemplated by this Agreement or described in this Section 4.2(d), there are no registration rights to which Public Company or any of its subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of Public Company. Stockholders of Public Company are not entitled to dissenters’ or appraisal rights under applicable state Law in connection with the Merger.

(e) All outstanding shares of Public Company Common Stock are, and all shares of Public Company Common Stock subject to issuance as specified in Sections 4.2(b) and 4.2(c) or pursuant to Article II, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Public Company’s certificate of incorporation or bylaws or any agreement to which Public Company is a party or is otherwise bound.

4.3 Subsidiaries.

(a) Section 4.3(a) of the Public Company Disclosure Schedule sets forth, for each subsidiary of Public Company (other than Merger Sub): (i) its name; (ii) the number and type of outstanding equity securities and a list of the holders thereof; and (iii) the jurisdiction of organization.

(b) Each subsidiary of Public Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each subsidiary of Public Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. subsidiaries, all of which Public Company has the power to cause to be transferred for no or nominal consideration to Public Company or Public Company’s designee) are owned, of record and beneficially, by Public Company or another of its subsidiaries free and clear of all Liens, claims, pledges, agreements or limitations in Public Company’s voting rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Public Company or any of its subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any subsidiary of Public Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any subsidiary of Public Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any subsidiary of Public Company.

(c) Public Company has made available to Merger Partner complete and accurate copies of the charter, bylaws or other organizational documents of each subsidiary of Public Company.

(d) Public Company does not own any shares of capital stock or any interest in any other person. Public Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a subsidiary of Public Company.

4.4 Authority; No Conflict; Required Filings and Consents.

(a) Each of Public Company and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject only to the receipt of the approval by the Public Company Stockholders of the Required Public Company Voting Proposal (the “Required Public Company Stockholder Approval”) and the Other Public Company Voting Proposals (collectively, with the Required Public Company Stockholder Approval, the “Public Company Stockholder Approval”) and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Public Company Board, at a meeting duly called and held, by the unanimous vote of all directors present and voting, (i) determined that the Merger is fair to, and in the best interests of Public Company and its stockholders and (ii) directed that the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals be submitted to the stockholders of Public Company for their approval and resolved to recommend that the stockholders of Public Company vote in favor of the approval of Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Public Company and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Public Company and Merger Sub, subject only to the required receipt of the Public Company Stockholder Approval and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Public Company and Merger Sub and, assuming the due execution and delivery of this Agreement by Merger Partner, constitutes the valid and binding obligation of each of Public Company and Merger Sub, enforceable against Public Company and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement by each of Public Company and Merger Sub do not, and the consummation by Public Company and Merger Sub of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of Public Company or Merger Sub or of the charter, bylaws or other organizational document of any other subsidiary of Public Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on Public Company’s or any of its subsidiaries’ assets under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 4.11(c) of the Public Company Disclosure Schedule, or (iii) subject to obtaining the Public Company Stockholder Approval and compliance with the requirements specified in clauses (i) through (vii) of Section 4.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Public Company or any of its subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Public Company Common Stock are listed for trading is required by or with respect to Public Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Public Company or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, (iv) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 425 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country, (vi) the filing of an initial listing application for the Public Company Common Stock on Nasdaq with respect to the shares of Public Company Common Stock to be issued pursuant to this Agreement (the “Nasdaq Listing Application”), (vii) the pre-merger notification requirements under the HSR Act, and (viii) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Public Company Material Adverse Effect.

(d) The affirmative vote in favor of the Required Public Company Voting Proposal by the holders of a majority of the shares of Public Company Common Stock present or represented by proxy and voting at the Public Company Meeting is the only vote of the holders of any class or series of Public Company’s capital stock or other securities of Public Company necessary to approve the Required Public Company Voting Proposal. There are no bonds, debentures, notes or other indebtedness of Public Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Public Company may vote.

4.5 SEC Filings; Financial Statements; Information Provided.

(a) Public Company has filed all registration statements, forms, reports, certifications and other documents required to be filed by Public Company with the SEC for a period of at least twelve calendar months immediately preceding the execution of this Agreement. All such registration statements, forms, reports and other documents, as amended prior to the date hereof, and those that Public Company may file after the date hereof until the Closing, are referred to herein as the “Public Company SEC Reports.” All of the Public Company SEC Reports (A) were or will be filed on a timely basis, (B) at the time filed (or if amended prior to the date hereof, when so amended), complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Public Company SEC Reports and (C) did not or will not at the time they were filed (or if amended prior to the date hereof, when so amended) or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Public Company SEC Reports or necessary in order to make the statements in such Public Company SEC Reports, in the light of the circumstances under which they were made, not misleading, in any material respect.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Public Company SEC Reports at the time filed (or if amended prior to the date hereof, when so amended) (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of Public Company and its subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The consolidated balance sheet of Public Company as of June 30, 2022 is referred to herein as the “Public Company Balance Sheet.”

(c) The information in the Registration Statement to be supplied by or on behalf of Public Company for inclusion or incorporation by reference in the Registration Statement or supplied by or on behalf of Public Company for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Public Company for inclusion in the Proxy Statement/Prospectus to be sent to the stockholders of Public Company and Merger Partner in connection with the Public Company Meeting, which information shall be deemed to include all information about or relating to Public Company, the Required Public Company Voting Proposal, the Other Public Company Voting Proposals (as applicable) or the Public Company Meeting, shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company or Merger Partner, or at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4.6 No Undisclosed Liabilities. Public Company does not have any material Liability, except for (a) Liabilities shown on the Public Company Balance Sheet, (b) Liabilities of a type required to be shown on the Public Company Balance Sheet that have arisen since the date of the Public Company Balance Sheet in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement, and (d) executory performance obligations under Contracts.

4.7 Absence of Certain Changes or Events. During the period beginning on the date of the Public Company Balance Sheet and ending on the date hereof, Public Company and its subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Public Company Material Adverse Effect or (ii) any other action or event that would have required the consent of Merger Partner pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

4.8 Taxes.

(a) Each of Public Company and its subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of Public Company and its subsidiaries has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) Neither Public Company nor any of its subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Public Company. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, neither Public Company nor any of its subsidiaries (i) has any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Public Company or any of its subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(c) All material Taxes that Public Company or any of its subsidiaries was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable law.

(d) Public Company has delivered or made available to Merger Partner (i) complete and correct copies of all income and other material Tax Returns of Public Company and any of its subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Public Company or any of its subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of Public Company or any of its subsidiaries.

(e) No examination or audit of any Tax Return of Public Company or any of its subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of Public Company, has been threatened by any Governmental Entity. No deficiencies for Taxes of Public Company or any of its subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. Neither Public Company nor any of its subsidiaries has been informed in writing by any jurisdiction in which Public Company or any of its subsidiaries does not file a Tax Return that the jurisdiction believes that Public Company or any of its subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither Public Company nor any of its subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of the Public Company), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) Neither Public Company nor any of its subsidiaries has made any payment or provided any benefit, is obligated to make any payment or provide any benefit, or is a party to any plan, program, policy, agreement or arrangement that could obligate it to make any payment or provide any benefit that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(g) Neither Public Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(h) Neither Public Company nor any of its subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Public Company or any of its subsidiaries been distributed, in a transaction to which Section 355 of the Code applies in the two years prior to the date of this Agreement.

(i) There are no Liens with respect to Taxes upon any of the assets or properties of Public Company or any of its subsidiaries, other than with respect to Taxes not yet due and payable or being contested in good faith by appropriate proceedings.

(j) Neither Public Company nor any of its subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision corresponding non-U.S., state or local Tax laws) made on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount or deferred revenue received on or prior to the Closing Date outside the Ordinary Course of Business.

(k) Neither Public Company nor any of its subsidiaries has participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulations Section 301.6111-2(b)(2) or any analogous provision of state or local law.

(l) Neither Public Company nor any of its subsidiaries (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Section 7701 of the Code.

(m) Neither Public Company nor any of its subsidiaries is subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

(n) All related party transactions involving Public Company or any of its subsidiaries have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax law.

(o) Neither Public Company nor any of its Affiliates has taken or agreed to take any action, has omitted to take any action, or has any knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code and, in the event the Control Requirement is satisfied, as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock under Section 351(a) of the Code.

(p) Public Company has not deferred any payroll Tax obligations (including those imposed by Code Sections 3101(a) and 3201) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, or any other provision of the CARES Act.

4.9 Owned and Leased Real Properties.

(a) Neither Public Company nor any of its subsidiaries owns or has ever owned any real property, nor is either party to any agreement to purchase or sell any real property.

(b) Neither the Public Company nor any of its subsidiaries as of the date of this Agreement leases, subleases, licenses or otherwise occupies any real property nor is party to any lease, sublease, license or any other occupancy agreement (collectively, the “Public Company Leases”) and all of its previous Public Company Leases have been terminated and neither Public Company nor any of its subsidiaries has any remaining affirmative obligations under such Public Company Leases and termination agreements. Neither the Public Company nor any of its subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions. Neither Public Company nor any of its subsidiaries nor, to the knowledge of Public Company, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of under any of the Public Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, the loss of a material right or in a material liability of Public Company or any of its subsidiaries. Neither Public Company nor any of its subsidiaries leases, subleases or licenses any real property to any person other than Public Company and its subsidiaries. Public Company has made available to Merger Partner complete and accurate copies of all Public Company Leases.

4.10 Intellectual Property.

(a) Section 4.10(a) of the Public Company Disclosure Schedule lists all Public Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable, except that, for any Public Company Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). All assignments of Public Company Registrations to Public Company have been properly executed and recorded, and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Public Company. To the knowledge of Public Company, all Public Company Registrations are valid and enforceable.

(b) There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Public Company, threatened, with respect to any Patent Rights included in the Public Company Registrations. None of the Patent Rights included in the Public Company Registrations have been abandoned. Public Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Public Company and has made no material misrepresentation in such applications. Public Company has no knowledge of any information that would preclude Public Company from having clear title to the Public Company Registrations.

(c) Public Company is the sole and exclusive owner of all Public Company Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Public Company Owned Intellectual Property are listed in Section 4.10(c) of the Public Company Disclosure Schedule. None of the Public Company Intellectual Property is subject to any orders, decrees or injunctions.

(d) Public Company has taken reasonable measures to protect the proprietary nature of each item of Public Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Public Company’s knowledge, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of Public Company.

(e) To the knowledge of Public Company, the operations of Public Company and its subsidiaries as currently conducted do not infringe, misappropriate or otherwise violate and have not in the past five years infringed, misappropriated or otherwise violated any valid and enforceable Intellectual Property rights of any individual or entity. To Public Company’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Public Company Owned Intellectual Property or any rights under the Public Company Licensed Intellectual Property that are exclusively licensed to Public Company or any of its subsidiaries, and neither Public Company nor any of its subsidiaries has filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Public Company Intellectual Property. No individual or entity has filed and served upon Public Company or any of its subsidiaries or, to Public Company’s knowledge, threatened or otherwise filed any action or proceeding alleging that Public Company or any of its subsidiaries has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property rights nor has Public Company or any of its subsidiaries received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(f) Public Company has made available to Merger Partner copies of all written complaints, claims, notices or threats, or disclosed to Merger Partner all material non-written complaints, claims, notices or threats, in each case, concerning the infringement, violation or other misappropriation of any Public Company Intellectual Property.

(g) Section 4.10(g) of the Public Company Disclosure Schedule identifies each (i) license or other agreement pursuant to which Public Company has granted rights to any Public Company Licensed Intellectual Property, and (ii) each agreement, contract, assignment or other instrument pursuant to which Public Company has granted any joint ownership interest in or to each item of Public Company Owned Intellectual Property, in each case (i) and (ii) other than Excluded Contracts.

(h) Section 4.10(h) of the Public Company Disclosure Schedule identifies (i) each license or agreement pursuant to which Public Company has obtained rights to any Public Company Licensed Intellectual Property (excluding generally available, off the shelf software programs that are licensed by Public Company pursuant to “shrink wrap” licenses, the total fees associated with which are less than $50,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which Public Company has obtained any joint or sole ownership interest in or to each item of Public Company Owned Intellectual Property, in each case (i) and (ii) other than Excluded Contracts.

(i) To Public Company’s knowledge, no Worker of Public Company or any of its subsidiaries is in default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Public Company or any of its subsidiaries, as applicable, relating to the protection, ownership, development, use, assignment or transfer of Public Company Intellectual Property. To the extent that any Public Company Owned Intellectual Property has been conceived, reduced to practice, authored, developed or created for Public Company or any of its subsidiaries by any individual while a Worker, Public Company or such subsidiary has obtained the entire and unencumbered right, title and interest therein and thereto by operation of Law or by valid written assignment.

(j) The execution and delivery of this Agreement by Public Company does not, and the consummation by Public Company of the transactions contemplated by this Agreement shall not, result in (i) a breach of or default under any agreement governing any Public Company Intellectual Property; (ii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, any Public Company Intellectual Property; (iii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue in respect of, any Merger Partner Intellectual Property; or (iv) Merger Partner, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Public Company Intellectual Property.

(k) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Public Company Intellectual Property” shall mean the Public Company Owned Intellectual Property and the Public Company Licensed Intellectual Property (excluding in each case any intellectual property to be sold or otherwise transferred pursuant to the Legacy Asset APA).

(ii) “Public Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to Public Company or any of its subsidiaries by any individual or entity other than Public Company or any of its subsidiaries, excluding any Intellectual Property that is licensed to Public Company under Excluded Contracts.

(iii) “Public Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by Public Company or any of its subsidiaries, in whole or in part.

(iv) “Public Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of Public Company, or where Merger Partner is the assignee thereof, in each case, alone or jointly with others.

4.11 Contracts.

(a) Except as provided on Section 4.11(a) of the Public Company Disclosure Schedule, as of the date of this Agreement, there are no Contracts that are material contracts (as defined in Item 601(b)(10) of Regulation S-K) with respect to Public Company, other than those Contracts identified or described in the Public Company SEC Reports filed prior to the date hereof.

(b) Public Company has not entered into any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K other than as disclosed in an SEC Report filed prior to the date hereof.

(c) Section 4.11(c) of the Public Company Disclosure Schedule lists the following Contracts of Public Company and its subsidiaries in effect as of the date of this Agreement:

(i) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires future payments by or to Public Company or any of its subsidiaries in excess of $30,000 in the aggregate, or (B) in which Public Company or any of its subsidiaries has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or to a right of first offer, right of first refusal, right of first negotiation in favor of any third party;

(ii) any Contract under which Public Company has granted to a third party a license under, or option or covenant not to sue with respect to, any Public Company Intellectual Property, except for any Excluded Contract;

(iii) any Contract under which Public Company or any of its subsidiaries is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iv) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement, other than Excluded Contracts;

(v) any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development or which is being marketed, distributed, supported, sold or licensed out, in each case by or on behalf of Public Company or any of its subsidiaries; and

(vi) any Contract that involved or would reasonably be expected to result in (i) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien (excluding a Permitted Lien) on any Public Company Intellectual Property, (ii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue with respect to any Merger Partner Intellectual Property, or (iii) Public Company or any of its subsidiaries being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Public Company Intellectual Property.

(d) Public Company has made available to Merger Partner a complete and accurate copy of each Contract listed in Sections 4.10(a), 4.10(h), 4.10(i) and 4.11(c) of the Public Company Disclosure Schedule. With respect to each Contract so listed and those Contracts identified or described in the Public Company SEC Reports filed prior to the date hereof: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Public Company and/or its subsidiaries, as applicable, and, to the knowledge of Public Company, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) none of Public Company, its subsidiaries nor, to the knowledge of Public Company, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by Public Company, its subsidiaries or, to the knowledge of Public Company, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect.

4.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Public Company or any of its subsidiaries that seeks either damages in excess of $500,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except, in each case, for such actions, suits, proceedings, claims, arbitrations or investigations that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Public Company or any of its subsidiaries.

4.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect:

(i) Public Company and its subsidiaries have complied with all applicable Environmental Laws;

(ii) the properties currently or formerly owned, leased or operated by Public Company and its subsidiaries (including soils, groundwater, surface water, buildings or other structures) are or were not contaminated with any Hazardous Substances;

(iii) neither Public Company nor any of its subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; and

(iv) neither Public Company nor any of its subsidiaries have released any Hazardous Substance into the environment.

(b) As of the date of this Agreement, neither Public Company nor any of its subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Public Company or any of its subsidiaries may be in material violation of or have material liability or obligations under, any Environmental Law.

(c) Neither Public Company nor any of its subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to any material liability under any Environmental Law or relating to Hazardous Substances.

4.14 Employee Benefit Plans.

(a) Public Company has made available a complete and accurate copy, as of the date of this Agreement, of all written material Employee Benefit Plans sponsored, maintained, or contributed to (or required to be contributed to), by Public Company or any of its subsidiaries for the benefit of any current or former employee or other individual service provider of Public Company or any of its subsidiaries (or such employee or other individual service provider’s beneficiary) or with respect to which Public Company or any of its subsidiaries have any liability (collectively, the “Public Company Employee Plans”). No Public Company Employee Plan is sponsored or maintained by a professional employer organization (PEO) or similar provider.

(b) Each Public Company Employee Plan is and has been established and administered in all material respects in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms and each of Public Company and its subsidiaries has in all material respects met its obligations with respect to such Public Company Employee Plan and has made all required contributions thereto (or reserved such contributions on the Public Company Balance Sheet). There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Public Company Employee Plan, and to the knowledge of Public Company, no such audit, investigation or other proceeding is threatened.

(c) With respect to Public Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Public Company or any of its subsidiaries.

(d) All Public Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the IRS to the effect that such Public Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Public Company, no revocation has been threatened.

(e) Neither Public Company nor any of its subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Public Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Public Company Employee Plan is funded with or otherwise holds securities issued by Merger Partner or any of its subsidiaries. No Public Company Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) No Public Company Employee Plan provides post-termination health or life insurance benefits to any individual, except as required by (i) COBRA or similar state Law or (ii) contractually required subsidies for COBRA coverage during severance.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (A) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of Public Company or any of its subsidiaries, (B) result in any forgiveness of indebtedness to any current or former employee or other individual service provider of Public Company or any of its subsidiaries, (C) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of Public Company or any of its subsidiaries, or (D) trigger any payment or funding of any compensation or benefits under any Public Company Employee Plan. No Public Company Employee Plan provides for the gross-up of Taxes with respect to Code Section 4999 or 409A.

(h) Each Public Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) materially complies and has complied in form and operation with Section 409A of the Code and all IRS regulations and other guidance thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. Since January 1, 2005, no stock option or equity unit option granted under any Public Company Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

4.15 Compliance With Laws. Public Company and each of its subsidiaries has complied in all material respects with, is not in material violation of, and, as of the date of this Agreement, has not received any notice alleging any violation with respect to, any applicable provisions of any statute, Law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

4.16 Permits and Regulatory Matters.

(a) Public Company and each of its subsidiaries have all required Permits that are material to the conduct of their businesses as currently conducted, including all such Permits required by the FDA, such as allowance of an IND, or any other Governmental Entity exercising comparable authority (the “Public Company Authorizations”).

(b) Public Company and its subsidiaries are in compliance in all material respects with the terms of the Public Company Authorizations. No Public Company Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. All Public Company Authorizations are in full force and effect, and no violations or notices of failure to comply have been issued or recorded in respect of any such Public Company Authorizations. All applications, reports, notices and other documents required to be filed by Public Company and its subsidiaries with all Governmental Entities have been timely filed and are complete and correct in all material respects as of the date filed or as amended prior to the date of this Agreement. None of Public Company and its subsidiaries, and to Public Company’s knowledge, any officer, employee or agent of Public Company or any of its subsidiaries has been convicted of any crime on behalf of Public Company that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entity, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entity.

(c) Public Company is and at all times has been in material compliance, to the extent applicable, with all statutes, laws, rules, regulations (including all requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices) or orders administered or issued by the FDA or any other Governmental Entity exercising comparable authority, applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any pharmaceutical product tested, developed, promoted, marketed, manufactured or distributed by Merger Partner . Neither Public Company nor any of its subsidiaries has received any written notices or correspondence from the FDA or any other Governmental Entity alleging or asserting any material noncompliance with any Public Company Authorizations; and (iii) has not received notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Public Company Authorizations (except where such limitation, suspension, modification, or revocation would not reasonably be expected to have a Public Company Material Adverse Effect) and to the knowledge of Public Company, there is no action or proceeding pending or threatened against Public Company (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that Public Company or any of its subsidiaries is in material noncompliance with any and all applicable laws, regulations or orders implemented by the FDA or any other Governmental Entity exercising comparable authority. Neither Public Company nor any of its subsidiaries nor any of their respective officers, employees or agents have made an untrue statement of a material fact or fraudulent statement to any Governmental Entity or failed to disclose a material fact required to be disclosed to any Government Entity.

(d) To Public Company’s knowledge, all preclinical and clinical investigations and trials sponsored by Public Company are being conducted in compliance in all material respects with applicable laws, including, as applicable, Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices requirements and privacy laws. Public Company has not received any written notices from any Government Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical or pre-clinical studies or tests, or chemistry, manufacturing, and control quality issues requiring the termination, suspension or material modification of such studies or tests and, to Public Company’s knowledge, there are no facts that would reasonably give rise to such an action (except where such material modification would not reasonably be expected to have a Merger Partner Material Adverse Effect, such as modifications that are part of routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

(e) There are no seizures, recalls, market withdrawals, field notifications or corrective actions, notifications of misbranding or adulteration, destruction orders, safety alerts or similar actions relating to the safety or efficacy of any products marketed or sold by Public Company or any of its subsidiaries being conducted, requested in writing or, to the knowledge of Public Company, threatened by the FDA or any other Governmental Entity exercising comparable authority. Public Company has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued any recall, market withdrawal, safety alert or other similar notice or action relating to the alleged lack of safety or efficacy of any products marketed or sold by Public Company or any of its subsidiaries.

(f) The studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of Public Company are being conducted or have been conducted in all material respects in accordance with approved study protocols and all applicable laws and regulations. The descriptions of, protocols for, and material data and other results of, any such studies, tests and/or trials that have been furnished or made available to Merger Partner are accurate and complete in all material respects with respect to what is currently known by or available to Public Company. Public Company is not aware of any studies, test or trials the results of which would cause Merger Public Company to reasonably believe the results would have a material adverse effect on the studies, tests and trials conducted by or on behalf of Public Company, and Public Company has not received any notices or correspondence from the FDA or any other Governmental Entity exercising comparable authority or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any IND, or clinical trials conducted by or on behalf of Public Company (except where such material modification would not reasonably be expected to have a Public Company Material Adverse Effect, such as modifications that are for routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

4.17 Employees.

(a) All current employees of Public Company have entered into confidentiality and assignment of inventions agreements with Public Company, a copy or form of which has previously been made available to

Merger Partner. To the knowledge of Public Company, as of the date of this Agreement, no employee of Public Company or any subsidiary of Public Company is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Public Company or any of its subsidiaries because of the nature of the business currently conducted by Public Company or any of its subsidiaries or to the use of trade secrets or proprietary information of others. To the knowledge of Public Company, as of the date of this Agreement, no key employee or group of key employees has any plans to terminate employment with Public Company or its subsidiaries.

(b) Neither Public Company nor any of its subsidiaries is or has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor to the knowledge of Public Company and its subsidiaries, have there been any labor organizing activities with respect to any employees of Public Company or any of its subsidiaries. Neither Public Company nor any of its subsidiaries is or has been the subject of any proceeding asserting that Public Company or any of its subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Public Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Public Company or any of its subsidiaries.

(c) Except as would not reasonably be expected to result in a Public Company Material Adverse Effect, Public Company and its subsidiaries are and have been in material compliance with all applicable Laws related to employment (including verification of employment eligibility), employment practices (including Laws related to discrimination, harassment, and retaliation), terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Public Company, all employees of Public Company and its subsidiaries are lawfully authorized to work in the United States.

(d) Neither Public Company nor any of its subsidiaries has received written notice of any material charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Public Company or any of its subsidiaries, nor, to the knowledge of Public Company, has any such charge been threatened. No current or former employee of Public Company or any of its subsidiaries has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment, nor to Public Company’s knowledge, has an oral complaint of any of the foregoing been made within the preceding twelve (12) months.

(e) Neither Public Company nor any of its subsidiaries has caused a plant closing as defined in the WARN Act affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor have any of the foregoing been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

4.18 Insurance. Public Company and its subsidiaries maintain insurance policies (the “Public Company Insurance Policies”), including insurance covering directors and officers for securities Law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Public Company Insurance Policy is in full force and effect. None of the Public Company Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. Public Company and each of its subsidiaries have complied in all material respects with the provisions of each Public Company Insurance Policy under which it is the insured party. No insurer under any Public Company Insurance Policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy.

4.19 Opinion of Financial Advisor. The financial advisor of Public Company, SVB Leerink LLC (the “Public Company Financial Advisor”), has delivered to Public Company an opinion dated the date of this Agreement to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Public Company, a signed copy of which opinion will be delivered to Merger Partner within one Business Day following the date of this Agreement.

4.20 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of Merger Partner in Section 3.23, Public Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203) shall not apply to the execution, delivery or performance of this Agreement, the Public Company Support Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or the Public Company Support Agreement.

4.21 Brokers; Fees and Expenses. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of Public Company or any of its subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except the Public Company Financial Advisor.

4.22 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no assets or liabilities other than those incident to its formation, the execution of this Agreement and the completion of the transactions hereunder.

4.23 Certain Business Relationships With Affiliates. No Affiliate of Public Company (other than a wholly owned subsidiary of Public Company) (a) owns any material property or right, tangible or intangible, which is used in the business of Public Company or any of its subsidiaries, (b) has any material claim or cause of action against Public Company or any of its subsidiaries or (c) owes any material money to, or is owed any material money by, Public Company or any of its subsidiaries. Section 4.22 of the Public Company Disclosure Schedule describes any material Contracts between Public Company and any Affiliate thereof (other than a wholly owned subsidiary of Public Company) which were entered into or have been in effect at any time since January 1, 2019, other than (i) any employment or service Contracts, invention assignment agreements and other Contracts entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation, or (ii) any arms-length agreements with any portfolio company of any venture capital firm, private equity firm, angel investor, or similar investor of Public Company.

4.24 Controls and Procedures, Certifications and Other Matters.

(a) Public Company and each of its subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting designed to provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Public Company and to maintain accountability for Public Company’s consolidated assets, (iii) access to assets of Public Company and its subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Public Company and its subsidiaries is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Public Company maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning Public Company and its subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Public Company’s filings with the SEC and other public disclosure documents.

(c) Neither Public Company nor any of its subsidiaries has, since Public Company became subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Public Company or any of its subsidiaries. Section 4.24(c) of the Public Company Disclosure Schedule identifies any loan or extension of credit maintained by Public Company or any subsidiary to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

4.25 Books and Records. The minute books and other similar records of Public Company contain complete and accurate records of all actions taken at any meetings of Public Company’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of Public Company have been maintained in accordance with good business and bookkeeping practices.

4.26 Data Protection. Public Company and its subsidiaries have complied at all times, and currently comply, in each case, in all material respects, with any applicable data protection and privacy Law with respect to their businesses, including, as applicable, with respect to (i) the requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) data subject information requests from data subjects, (iii) where necessary, the obtaining of consent to data processing and/or direct marketing activity, and (iv) where necessary, the obtaining of any approval, consultation and/or agreement of any applicable works councils or such similar worker representation bodies. Neither Public Company nor any of its subsidiaries has received any written notice or complaint from any individual, third party and/or regulatory (i) authority alleging non-compliance by Public Company or any of its subsidiaries with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (ii) claiming compensation for or an injunction for non-compliance with any applicable data protection and privacy Law.

4.27 Legacy Asset APA. Public Company has complied in all material respects with each of the obligations and covenants set forth under the Legacy Asset APA and the Ancillary Agreements (as defined in the Legacy Asset APA) in accordance with the terms thereof and has not breached and there has not been any inaccuracy in any of the representations and warranties of Public Company under the Legacy Asset APA or any of the Ancillary Agreements (as defined in the Legacy Asset APA). Public Company has, prior to the Closing, performed in full all of Public Company’s obligations under Sections 2.1, 2.5, 2.7 (other than Section 2.7.7) of the Legacy Asset APA and, as of the Closing, Public Company has no further affirmative obligations under such provisions of the Legacy Asset APA.

4.28 No Other Representations or Warranties. Each of Public Company and Merger Sub hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Merger Partner nor any other person on behalf of Merger Partner makes any express or implied representation or warranty with respect to Merger Partner or its financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Public Company, Merger Sub or any of their Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Merger Partner set forth in Article III (in each case as qualified and limited by the Merger Partner Disclosure Schedule) or any representations and warranties of a signatory to any Merger Partner Support Agreement or Merger Partner Lock Up Agreement) none of Public Company, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person, has relied on any representations, warranties, statements, or information (including the accuracy or completeness thereof).

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of Merger Partner. Except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule or as expressly provided herein or as consented to in writing by Public Company (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any applicable Law or COVID-19 Measure, or as required in connection with the Financing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Merger Partner shall use commercially reasonable efforts to, act and carry on its business in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule or as expressly provided herein, or to the extent necessary to comply with any applicable Law or COVID-19 Measure, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Merger Partner shall not directly or indirectly, do any of the following without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, other than the issuance of shares upon exercise or conversion of any Merger Partner Preferred Stock, Merger Partner Stock Options, or other convertible securities of Merger Partner; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (iii), from former employees, directors and consultants in accordance with Merger Partner Stock Plans;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than (i) the issuance of shares of Merger Partner Common Stock pursuant to the Financing, upon exercise or conversion of any Merger Partner Preferred Stock, Merger Partner Stock Options, other convertible securities of Merger Partner and (ii) the grant of Merger Partner Stock Options in the Ordinary Course of Business);

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new subsidiary or acquire any equity interest or other interest in any other person;

(d) acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(e) except in the Ordinary Course of Business, sell, lease, license, pledge, or otherwise dispose of or encumber any material properties or assets of Merger Partner;

(f) whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Merger Partner;

(g) enter into any material transaction other than in the Ordinary Course of Business;

(h) (i) incur any indebtedness for borrowed money other than pursuant to Contracts existing as of the date of this Agreement or any refinancings with respect thereto, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Merger Partner, or (iii) make any loans, advances (other than routine advances to employees of Merger Partner in the Ordinary Course of Business pursuant to Merger Partner Employee Plans) or capital contributions to, or investment in, any other person; or

(i) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Merger Partner in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

If Merger Partner desires to take an action which would be prohibited pursuant to this Section 5.1 without the consent of Public Company, Merger Partner may request such consent by sending an email to the following individuals, which email shall be sufficient notice under this Agreement:

Rahul Ballal (***@***.com)

and

Michael Gray (***@***.com)

and

Steve Migausky (***@***.com)

5.2 Covenants of Public Company. Except as set forth in Section 5.2 of the Public Company Disclosure Schedule or as expressly provided herein or as consented to in writing by Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any applicable Law or COVID-19 Measure, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Public Company shall, and shall cause each of its subsidiaries to, act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), and, use commercially reasonable efforts to maintain and preserve its and each of its subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Public Company Disclosure Schedule or as expressly provided herein or in the Legacy APA or any Legacy Asset Disposition Agreement, or to the extent necessary to comply with any applicable Law or COVID-19 Measure, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Public Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) except as contemplated by the Reverse Stock Split, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (ii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (ii), from former employees, directors and consultants in accordance with Public Company Stock Plans;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (in each case other than the issuance of shares of Public Company Common Stock upon the exercise of Public Company Stock Options or Public Company Warrants or the settlement of Public Company RSUs outstanding on the date of this Agreement and set forth in Section 4.2(b) or Section 4.2(c) of the Public Company Disclosure Schedule in accordance with their present terms (including cashless exercises));

(c) except as contemplated by the Reverse Stock Split, amend its certificate of incorporation, bylaws or other comparable charter or organizational documents or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new subsidiary or acquire any equity interest or other interest in any other person;

(d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to Public Company and its subsidiaries, taken as a whole;

(e) except as contemplated by Section 5.4, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Public Company or of any of its subsidiaries;

(f) whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Public Company and its subsidiaries, taken as a whole (including any accounts, leases, contracts or Intellectual Property or any assets or the stock of any of its subsidiaries);

(g) enter into any material transaction;

(h) license any material Intellectual Property Rights to or from any third party;

(i) (i) incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Public Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Public Company in the Ordinary Course of Business pursuant to Public Company Employee Plans) or capital contributions to, or investment in, any other person, other than Public Company or any of its direct or indirect wholly owned subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect Public Company or its subsidiaries against fluctuations in commodities prices or exchange rates;

(j) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify any agreement that terminated any Public Company Lease;

(k) make (A) any capital expenditures or other expenditures with respect to property, plant or equipment or (B) other material expenditures in excess of $25,000 in the aggregate (other than any expenditures in the Ordinary Course of Business;

(l) make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC or a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(m) except for terminations as a result of the expiration of any contract that expires in accordance with its terms, (A) modify or amend in any material respect, or terminate, any material contract or agreement to which Public Company or any of its subsidiaries is party, or (B) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Public Company of any of its subsidiaries);

(n) (i) enter into any contract or agreement, including those relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, Public Company or any of its subsidiaries or (ii) license any Intellectual Property rights to or from any third party;

(o) except as required to comply with a Public Company Employee Plan, (i) take any action with respect to, adopt, enter into, terminate (other than terminations for cause) or amend any Public Company Employee Plan (or any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Public Company Employee Plan had it been in effect on the date of this Agreement) or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity or equity-based incentive awards, (iv) pay any benefit not provided for as of the date of this Agreement under any benefit plan under any Public Company Employee Plan, (v) grant any awards under any Public Company Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Public Company Employee Plan had it been in effect on the date of this Agreement), or (vi) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any Public Company Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Public Company Employee Plan had it been in effect on the date of this Agreement);

(p) make or change any Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any material Tax liability, claim or assessment, surrender any right to claim a refund of material Taxes, or amend any income or other material Tax Return;

(q) commence any offering of shares of Public Company Common Stock, including pursuant to any employee stock purchase plan;

(r) initiate, threaten, compromise or settle any litigation or arbitration proceeding;

(s) fail to use commercially reasonable efforts to maintain insurance levels substantially comparable to levels existing as of the date of this Agreement;

(t) open or close any facility or office;

(u) fail to pay accounts payable and other obligations when due; or

(v) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Public Company in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

If Public Company desires to take an action which would be prohibited pursuant to this Section 5.2 without the consent of Merger Partner, Public Company may request such consent by sending an email to the following individuals, which email shall be sufficient notice under this Agreement:

Sam Kintz: ***@***.com

Ben Hohl: ***@***.com

Galya Blachman: ***@***.com

5.3 Confidentiality. The parties acknowledge that Public Company and Merger Partner have previously executed a confidentiality agreement, dated as of July 28, 2022 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

5.4 Closing Dividend; Legacy Asset Dispositions.

(a) Prior to the Effective Time, Public Company shall declare a dividend (the “Closing Dividend”) to its common stockholders of record the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Public Company Common Stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit C (the “CVR Agreement”). The record date for the Closing Dividend shall be the close of business on the last Business Day prior to the day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such dividend may be conditioned upon the occurrence of the Effective Time. In connection with the Closing Dividend, Public Company shall cause the CVR Agreement to be duly authorized, executed and delivered by Public Company and a rights agent selected by Public Company with Merger Partner’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned).

(b) Public Company and Merger Partner agree that Public Company may, without the prior consent of Merger Partner, sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of its Legacy Assets at any time at or prior to the Closing pursuant to (A) that certain Asset Purchase Agreement, dated as of September 6, 2022, by and between Public Company and Cardurion Pharmaceuticals, Inc. (the “Legacy Asset APA”) or (B) any definitive agreement entered into after the date hereof and prior to the Closing that is a customary “as is / where is” sale agreement and does not contain (i) any non-competition obligation affecting any of the assets of Merger Partner or Public Company or (ii) any post-disposition obligations or Liabilities for Public Company following the Closing, including any indemnification obligations or Liability for any representation or warranty, other than customary obligations of confidentiality (a “Legacy Asset Disposition Agreement”). For the avoidance of doubt, Public Company shall not enter into any other agreement after the date hereof calling for the sale, assignment, license, or other disposition of a Legacy Asset without the prior written consent of Merger Partner. For purposes of this Section 5.4, “Legacy Assets” shall mean IMR-687 and IMR-261. Public Company shall keep Merger Partner reasonably apprised for all discussions and communications concerning the Legacy Asset APA or any actual or potential Legacy Asset Disposition Agreement and the actual or potential transactions contemplated thereby, including sharing all draft Contracts and other documents with respect thereto. In the event that Public Company intends to enter into a Legacy Asset Disposition Agreement, Public Company shall provide Merger Partner with written notice of such intention to enter into a Legacy Asset Disposition Agreement at least ten (10) days prior to the execution of such Legacy Asset Disposition Agreement. For the avoidance of doubt, Public Company may comply with each of its obligations under the Legacy Asset APA and any Legacy Asset Disposition Agreement; provided that Public Company shall not (i) amend the Legacy Asset APA or any Legacy Asset Disposition Agreement or (ii) waive the condition precedent set forth in the first sentence of Section 7.2.3 of the Legacy Asset APA, in each case without the prior written consent of Merger Partner.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation

(a) No Solicitation or Negotiation. Except as set forth in this Section 6.1, until the Effective Time, each of Merger Partner, Public Company and their respective subsidiaries shall not, and each of Merger Partner and Public Company shall use reasonable best efforts to cause their respective directors, officers, employees, attorneys, and financial advisors (“Representatives”) not to, directly or indirectly:

(i) solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Public Company or Merger Partner, as applicable, access to such party’s property, books or records

(except pursuant to a request by a Governmental Entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(iii) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

(iv) publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 6.1(c), prior to the Specified Time, each of Public Company and Merger Partner, and their respective Representatives, may (A) furnish non-public information with respect to Public Company and its subsidiaries or Merger Partner, as the case may be, to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Acquisition Proposal; provided, (x) that either Merger Partner or Public Company (as applicable) receives from the Qualified Person an executed confidentiality agreement on the terms not less restrictive than exist in the Confidentiality Agreement and, if entered into after the date of this Agreement, containing additional provisions that expressly permit such party to comply with this terms of this Section 6.1 (a copy of which shall be provided to the other party), (y) the party seeking to make use of this proviso has not otherwise materially breached this Section 6.1 with respect to such Acquisition Proposal or the person making such Acquisition Proposal, and (z) the Merger Partner Board or Public Company Board (as applicable) has determined (after consultation with outside legal counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. It is understood and agreed that any violation of the restrictions in this Section 6.1 (or action that, if taken by Public Company or Merger Partner, as applicable, would constitute such a violation) by any director, officer, attorney, or financial advisor of Public Company or Merger Partner shall be deemed to be a breach of this Section 6.1 by Public Company or Merger Partner, as applicable.

(b) No Change in Recommendation or Alternative Acquisition Agreement.

Prior to the Effective Time:

(i) (A) Merger Partner Board (and any committee thereof) shall not, except as set forth in this Section 6.1, (1) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Merger Partner Board with respect to the Merger, (2) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, or (3) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, or (4) propose publicly to approve, adopt or recommend any Acquisition Proposal (a “Merger Partner Board Recommendation Change”) and (B) the Public Company Board (and any committee thereof) shall not, except as set forth in this Section 6.1, (1) fail to include its recommendation to the approval of the Required Public Company Voting Proposal in the Proxy Statement/Prospectus or shall have withdrawn or modified in a manner adverse to Merger Partner its recommendation of the Required Public Company Voting Proposal, (2) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Public Company Board with respect to the Share Issuance, (3) after the receipt by Public Company of an Acquisition Proposal, Merger Partner requests in writing that Public Company Board reconfirm its recommendation of the Required Public Company Voting Proposal and Public Company Board fails to do so within ten Business Days after its receipt of Merger Partner’s request, (4) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement or (5) propose publicly to approve, adopt or recommend, or has approved, adopted, or recommended any Acquisition Proposal (each a “Public Company Board Recommendation Change”);

(ii) each of Public Company and Merger Partner shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); and

(iii) each of the Public Company Board and the Merger Partner Board, and each committee thereof, shall not, except as set forth in this Section 6.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 6.1), at any time prior to the Specified Time, the Public Company Board or the Merger Partner Board, as the case may be, may effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, (A) with respect to a Superior Proposal or (B) in response to an Intervening Event (in the case of either clause (A) or clause (B)) if: (i) such board of directors shall have determined (after consultation with outside legal counsel) that the failure to effect such Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law; (ii) such party has provided at least four Business Days prior written notice to the other party that it intends to effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (including the identity of the person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change for purposes of this Agreement); (iii) such party has complied in all material respects with the requirements of this Section 6.1 in connection with any potential Superior Proposal or Intervening Event; and (iv) if the other party shall have delivered to such party a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the four Business Day period referred to in clause (ii) above, such party’s board of directors shall have determined (after consultation with outside legal counsel), after considering the terms of such offer by the other party, that the failure to effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration such party’s stockholders would receive as a result of such potential Superior Proposal), such party shall be required to provide the other party with notice of such material amendment and there shall be a new two Business Day period following such notification during which the parties shall comply again with the requirements of this Section 6.1(b) and the board of directors of such party shall not make a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, prior to the end of any such period as so extended.

(c) Notices of Proposals. Each party will as promptly as reasonably practicable (and in any event within twenty four (24) hours after receipt) (i) notify the other party of its receipt of any Acquisition Proposal and (ii) provide to the other party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the person making such Acquisition Proposal, and copies of all written communications and materials from such person with respect to such actual or potential Acquisition Proposal. Such party in receipt of an Acquisition Proposal shall notify the other party, in writing, of its first decision of its board of directors as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such to any person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than 24 hours after such determination was reached). Such party in receipt of an Acquisition Proposal will (A) provide the other party with written notice setting forth such information as is reasonably necessary to keep such other party reasonably informed of the material terms of any such Acquisition Proposal and of any material amendments or modifications thereto made by the person making an Acquisition Proposal, and (B) prior to, or substantially concurrently with, the provision of any material non-public information of such party to any such person, provide such information the other party

(including by posting such information to an electronic data room), to the extent such information has not previously been made available the other party.

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit Merger Partner or Public Company or their respective Boards of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Merger Partner or Public Company or their respective Boards of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Merger Partner or Public Company, as applicable, is unable to take a position with respect to the bidder’s tender offer unless the applicable Board of Directors determines after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Merger Partner Board Recommendation Change or Public Company Board Recommendation Change, as applicable, unless such communication expressly reaffirms its recommendation for the Merger and the other transactions contemplated hereby in such communication.

(e) Cessation of Ongoing Discussions. Each of Public Company and Merger Partner shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 6.1. Public Company and Merger Partner will each promptly revoke or withdraw access of any person (other than Public Company, Merger Partner and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to Public Company that was established or shared in connection with any potential Acquisition Proposal and request from each third party (other than Public Company, Merger Partner and their Representatives) the prompt return or destruction of all non-public information with respect to Public Company or Merger Partner, as applicable, previously provided to such person.

(f) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” means, with respect to Public Company or Merger Partner, (a) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its subsidiaries (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more subsidiaries of such party), (b) any proposal for the issuance by such party of 15% or more of its equity securities or (c) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its subsidiaries, in each case other than the transactions contemplated by this Agreement; provided, however, that no inquiry, proposal, or offer received pursuant to the terms of or in connection with the Financing shall be an Acquisition Proposal.

“Intervening Event” means a material Effect (other than any Effect resulting from a material breach of this Agreement by the party seeking to claim an Intervening Event) that (a) was not known to or reasonably foreseeable by the Public Company Board (with respect to Public Company) or the Merger Partner Board (with respect to Merger Partner) and (b) does not relate to an Acquisition Proposal; provided, however, the receipt, existence or terms of an Acquisition Proposal or Superior Proposal or any matter relating thereto shall not constitute an Intervening Event.

“Qualified Person” means any person making an unsolicited Acquisition Proposal that the Public Company Board or the Merger Partner Board, as applicable, determines in good faith (after consultation with outside counsel and its financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a material breach by Public Company or Merger Partner, as applicable, of its obligations under Section 6.1(a).

“Specified Time” means the earliest to occur of (a) the Effective Time, (b) in the case of Public Company, the date on which the stockholders of Public Company shall have approved the Required Public Company Voting Proposal, and (c) in the case of Merger Partner, the date on which the stockholders of Merger Partner shall have approved the Merger Partner Voting Proposal and (d) the time at which this Agreement is terminated in accordance with the terms hereof.

“Superior Proposal” means, with respect to Public Company or Merger Partner, any bona fide, unsolicited written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of such party and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale or exclusive license of its assets, (a) on terms which the board of directors of such party determines in its good faith judgment to be more favorable to the holders of such party’s capital stock from a financial point of view than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of this Agreement, which offer is not revocable for at least four Business Days) that the board of directors of such party determines to be relevant, and (b) which board of directors of such party has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal that board of directors of such party determines to be relevant (including the likelihood and timing of consummation (as compared to the transactions contemplated hereby).

6.2 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practical after the execution of this Agreement and contingent upon receipt from Merger Partner of the information required by the following sentence, Public Company, with the cooperation of Merger Partner, shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Merger Partner, Merger Sub and Public Company shall (i) provide to the other parties as promptly as practical all information, including financial statements and descriptions of its business and financial condition, as Public Company as such other parties may reasonably request for preparation of the Registration Statement and the Proxy Statement/Prospectus and (ii) cause the timely cooperation of its independent public accountants in connection with the preparation and filing of the Registration Statement and the Proxy Statement/Prospectus, including by causing such accountants to provide a consent to the inclusion of such accountant’s reports in respect of the financial statements of the applicable party in the Registration Statement and/or in the Proxy Statement/Prospectus (as applicable) and to the reference to such accountant firm as an “expert” therein. Public Company shall respond to any comments of the SEC and shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Public Company shall cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Public Company shall notify Merger Partner promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any filing pursuant to Section 6.2(b) or for additional information and shall supply Merger Partner with copies of all correspondence between Public Company or any of its representatives, on the one hand, and the SEC, or its staff, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any filing pursuant to Section 6.2(b). Public Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC under this Section 6.2 to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder. Whenever either Public Company or Merger Partner shall become aware of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any filing pursuant to Section 6.2(b), Public Company or Merger Partner, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Public Company and Merger Partner, such amendment or supplement.

(b) Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Public Company shall provide Merger Partner a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by Merger Partner. Public Company will advise Merger Partner, promptly after Merger Partner receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Public Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) Public Company and Merger Partner shall promptly make all necessary filings with respect to the Merger and the Share Issuance under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

6.3 Nasdaq Listing. Public Company agrees to continue the listing of Public Company Common Stock on Nasdaq during the term of this Agreement and to cause the shares of Public Company Common Stock being issued in connection with the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time, including by filing the Nasdaq Listing Application. Merger Partner will cooperate with Public Company to cause the Nasdaq Listing Application to be approved and shall promptly furnish to Public Company all information concerning Merger Partner and its equityholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.3.

6.4 Access to Information. Each of Public Company and Merger Partner shall (and Public Company shall cause its subsidiaries to) afford to the other party’s officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Public Company and Merger Partner shall (and Public Company shall cause its subsidiaries to) furnish promptly to the other party all information concerning its business, properties, assets and personnel as the other party may reasonably request in furtherance of the consummation of the Merger, the Financing, or the other transactions contemplated by this Agreement; provided, however, that a party may restrict the foregoing access to the extent that (a) any applicable Law requires such restriction, (b) such access would give rise to a risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege, or (c) such access would be in breach of any confidentiality obligation or similar obligation. Each of Public Company and Merger Partner will (and Public Company will cause its subsidiaries to) hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.4 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Any information obtained pursuant to the access contemplated by this Section 6.4 shall be subject to the Confidentiality Agreement. Any access to any facilities of Merger Partner, Public Company, or any of their subsidiaries, shall be subject to the reasonable security measures and insurance requirements of Merger Partner, Public Company, or any of their subsidiaries, as applicable, and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, each of Public Company and Merger Partner shall promptly provide the other party with copies of any material notice, report or other document received from any Governmental Entity in connection with the Merger or any of the transactions contemplated by this Agreement.

6.5 Stockholder Approval.

(a) Not later than the second Business Day after the Registration Statement is declared effective under the Securities Act (but in no event before (1) the information statement contained in the Proxy Statement/Prospectus shall have been delivered to Merger Partner’s stockholders and (2) the Registration Statement shall have been declared effective), Merger Partner shall solicit and obtain the Merger Partner Stockholder Approval by the Written Consents (in a form reasonably acceptable to Public Company) to be executed and delivered by Merger Partner’s stockholders for the purposes of (i) evidencing the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached to the Written Consent, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment in cash of the fair value of its Merger Partner Capital Stock under Section 262 the DGCL. In connection with the Merger Partner Stockholder Approval, Merger Partner shall comply with all disclosure and other obligations to its stockholders under the DGCL and any other applicable laws. Merger Partner shall take all action that is both reasonable and lawful to obtain the Merger Partner Stockholder Approval. Without limiting the generality of the foregoing, Merger Partner agrees that its obligations under this Section 6.5(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Merger Partner of any Acquisition Proposal or a Merger Partner Board Recommendation Change. Any solicitation or similar disclosure circulated to Merger Partner’s stockholders in connection with this Agreement and the Merger shall be in form and substance reasonably satisfactory to Public Company and, except in the case of a Merger Partner Board Recommendation Change, any solicitation or similar disclosure, if the Merger Partner Stockholder Approval has not already been obtained, shall include the recommendation of Merger Partner Board that Merger Partner’s stockholders consent to the adoption of this Agreement and approval of the Merger.

(b) Public Company, acting through the Public Company Board, shall take all actions in accordance with applicable law, its certificate of incorporation and bylaws and Nasdaq rules to duly call, give notice of, convene and hold as promptly as practicable, after the declaration of effectiveness of the Registration Statement, the Public Company Meeting for the purpose of considering and voting upon the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. Subject to Section 6.1(b), the Public Company Board shall include in the Proxy Statement/Prospectus the recommendation of the Public Company Board in favor of approval of the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. Subject to Section 6.1(b), Public Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. The Public Company Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Public Company in consultation with Merger Partner) but in no event later than thirty-five (35) days after the effective date of the Registration Statement. If prior to the originally scheduled date of the Public Company Meeting, as set forth in the Proxy Statement/Prospectus, Public Company reasonably believes there are insufficient shares of Public Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to vote upon the Required Public Company Voting Proposal or, as applicable, the Other Public Company Voting Proposal, Public Company shall have the right to adjourn or postpone the Public Company Meeting to a later date, provided that (i) no such adjournment shall exceed ten (10) Business Days from the original date that the Public Company Meeting was scheduled, and (ii) Public Company may not adjourn the Public Company Meeting on more than two (2) occasions without the prior written consent of Merger Partner.

(c) Unless the Public Company Board has effected a Public Company Board Recommendation Change in accordance with Section 6.1 and terminated this Agreement to enter into a definitive agreement with respect to a Superior Proposal pursuant to Section 8.1, Public Company’s obligation to call, give notice of and hold the Public Company Meeting in accordance with Section 6.5(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, or by any Public Company Board Recommendation Change.

(d) Except in the case of a Public Company Board Recommendation Change made in compliance with Section 6.1, Public Company agrees that the Public Company Board shall recommend that the Public Company

Stockholders approve the Required Public Company Voting Proposal and Public Company shall include such recommendation in the Proxy Statement/Prospectus.

(e) Except in the case of a Public Company Board Recommendation Change made in compliance with Section 6.1, Public Company shall use its reasonable best efforts to solicit from the Public Company stockholders proxies in favor of the Required Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals and shall take all other action necessary or advisable to secure the approvals of the stockholders of Public Company. Public Company shall ensure that all proxies solicited in connection with the Public Company Meeting are solicited in material compliance with all applicable laws. Public Company, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger.

(f) Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section  8.1.

6.6 Legal Conditions to Merger.

(a) Subject to the terms hereof, including Section 6.6(b), Merger Partner and Public Company shall each use reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Merger Partner or Public Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and its implementing regulations, and (C) any other applicable law and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Merger Partner and Public Company shall reasonably cooperate with each other in connection with the making of all such filings. Merger Partner and Public Company shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Public Company and Merger Partner agree that nothing contained in this Section 6.6(a) shall modify or affect their respective rights and responsibilities under Section 6.6(b).

(b) Each of Merger Partner and Public Company shall use reasonable best efforts to give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Merger Partner Material Adverse Effect or a Public Company Material Adverse Effect from occurring prior to or after the Effective Time. Notwithstanding the foregoing, (x) Merger Partner shall not be required to pay more than a nominal sum to obtain any such consent and (y) upon request of Merger Partner, Public Company will provide a guaranty of any Merger Partner Leases requested by a lessor thereunder to the extent such guaranty is effective at or after the Effective Time.

(c) Subject to the terms hereof, Public Company and Merger Partner agree, and shall cause each of their respective subsidiaries, to (i) cooperate and to use their respective commercially reasonable efforts to achieve expiration or termination of the waiting periods under the HSR Act, including any extensions thereof, and to obtain any other required government clearances or approvals under any other federal, state or foreign Law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (“Antitrust laws”), and (ii) respond to any government requests for information under any Antitrust law. Public Company and Merger Partner shall use reasonable best efforts to file no later than ten (10) Business Days after the date of this Agreement the Notification and Report Forms required by the HSR Act. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust law. Notwithstanding anything to the contrary in this Section 6.6, neither Public Company nor any of its subsidiaries nor Merger Partner shall be under any obligation to (A) make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any material assets or categories of assets of Public Company, any of its Affiliates or Merger Partner or any of its subsidiaries or the holding separate of the shares of Merger Partner Capital Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any material limitation on the ability of Public Company or any of its subsidiaries or Affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Merger Partner Capital Stock (or shares of stock of the Surviving Corporation) or (B) take any action under this Section 6.6 if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

6.7 Public Disclosure. The initial press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by Public Company and Merger Partner. Neither party shall issue any other press release or otherwise make any public statement with respect to the Merger or this Agreement unless required by applicable Law or stock exchange rule, in which case the party required to make such disclosure shall use commercially reasonable efforts to consult with the other party before making any such press release or public statement. Without limiting the foregoing, Public Company shall, by 9:00 a.m. Eastern Time, on the first Business Day immediately following the date hereof, file with the SEC a Current Report on Form 8-K (the “Signing 8-K”) in form and substance as reasonably approved by Merger Partner (which approval shall not be unreasonably withheld, conditioned or delayed).

6.8 Section 368(a) Reorganization; Section 351 Exchange.

(a) The parties intend that the Merger (i) shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) in the event that the Control Requirement is satisfied shall also qualify as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock within the meaning of Section 351(a) of the Code. Each of Public Company, Merger Sub and Merger Partner shall use reasonable best efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates to, take any action or cause any action to be taken which to its knowledge would reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code and, in the event the Control Requirement is satisfied, as a non-taxable exchange of shares of Merger Partner Common Stock for shares of Public Company Common Stock within the meaning of Section 351(a) of the Code (the “U.S. Tax Treatment”). This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Public Company, Merger Sub and Merger Partner shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

(b) If, in connection with the preparation and filing of the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Merger and the intended U.S. Tax Treatment be prepared and submitted (a “Tax Opinion”), (i) Public Company and Merger Partner shall each use their respective reasonable best efforts to deliver to Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Public Company, and to Wilson Sonsini Goodrich & Rosati, P.C., counsel to Merger Partner, customary Tax representation letters satisfactory to each such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by each such counsel in connection with the preparation and filing of such Registration Statement or any other filing required by applicable Law, (ii) Public Company shall use its reasonable best efforts to cause Wilmer Cutler Pickering Hale and Dorr LLP to furnish a Tax Opinion addressed to Public Company, subject to customary assumptions and limitations, satisfactory to the SEC and (iii) Merger Partner shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati, P.C. to furnish a Tax Opinion addressed to Merger Partner, subject to customary assumptions and limitations, satisfactory to the SEC.

6.9 Affiliate Legends. Section 6.9 of the Merger Partner Disclosure Schedule sets forth a list of those persons who are, in Merger Partner’s reasonable judgment, “affiliates” of Merger Partner within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”). Merger Partner shall notify Public Company in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. Public Company shall be entitled to place appropriate legends on the certificates evidencing any shares of Public Company Common Stock to be received by Rule 145 Affiliates of Merger Partner in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Public Company Common Stock.

6.10 D&O Indemnification.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Public Company and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Merger Partner, Public Company or any of their respective subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, employee or agent of Merger Partner, Public Company or any of their respective subsidiaries, or, while a director or officer of Merger Partner, Public Company or any of their respective subsidiaries, is or was serving at the request of Merger Partner, Public Company or any of their respective subsidiaries as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the extent permitted under the applicable certificate of incorporation and bylaws. Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Public Company and the Surviving Corporation following receipt by Public Company or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Merger Partner and Public Company immediately prior to the Effective Time.

(b) Prior to the Effective Time, Public Company shall purchase a six-year prepaid “D&O tail policy” (the “D&O Public Company Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Public Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability to be mutually agreed by Public Company and Merger Partner prior to the Closing (which approval will not be unreasonably withheld, conditioned or delayed), but that are no more favorable than the coverage provided under Public Company’s existing policies as of the date of this Agreement with respect to coverage of any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Public Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Merger).

(c) Prior to the Effective Time, Merger Partner shall purchase a six-year prepaid “D&O tail policy” (the “Merger Partner Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Merger Partner’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Merger Partner’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Merger Partner by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Merger).

(d) Public Company shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by a person in successfully enforcing such person’s rights provided in this Section 6.10.

(e) Public Company and Merger Partner agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of Public Company, Merger Partner or any of their respective subsidiaries as provided in their respective certificates of incorporation or bylaws or other organization documents or in any agreement in existence immediately prior to the Effective Time shall survive the Merger and shall continue in full force and effect. The provisions of this Section 6.10 are intended to be in addition to the rights otherwise available to the current officers and directors of Public Company, Merger Partner or any of their respective subsidiaries by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives. The obligations set forth in this Section 6.10 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person, or any person who is a beneficiary under the policies referred to in this Section 6.10 and their heirs and representatives, without the prior written consent of such affected Indemnified Person or other person.

(f) If the Surviving Corporation or Public Company or any of their respective successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such person shall assume all of the obligations of such person set forth in this Section 6.10.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Merger Partner, Public Company or any of their respective subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims under such policies.

6.11 Notification of Certain Matters. Public Company shall give prompt notice to Merger Partner, and Merger Partner shall give prompt notice to Public Company, upon becoming aware of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate which would cause the failure of a condition set forth in Article VII, in each case, at any time from and after the date of this

Agreement until the Effective Time, or (b) any material failure of Public Company and Merger Sub or Merger Partner, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.12 Employee Communications.

(a) Public Company and Merger Partner will use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any formal written notices or other formal written communication materials to all or a material portion of its employees or other individual service providers regarding this Agreement, the Merger or the effects thereof on the employment or service, compensation or benefits of its employees or other individual service providers.

6.13 FIRPTA Tax Certificates. On or prior to the Closing, Merger Partner shall deliver to Public Company a properly executed certification that shares of Merger Partner Capital Stock are not “United States real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Public Company with the IRS following the Closing) in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) of the Treasury Regulations.

6.14 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by this Agreement, the parties hereto shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

6.15 Security Holder Litigation. Notwithstanding anything to the contrary herein, (a) Public Company shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement brought by any stockholder or any holder of other securities of Public Company against Public Company and/or its directors or officers, provided that Public Company shall give Merger Partner the opportunity to participate in the defense of any such litigation and shall not settle any such litigation without the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), and (b) Merger Partner shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement brought by any stockholder or any holder of other securities of Merger Partner against Merger Partner and/or its directors or officers, provided that Merger Partner shall give Public Company the opportunity to participate in the defense of any such litigation and shall not settle any such litigation without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed).

6.16 Section 16 Matters. Prior to the Effective Time, Public Company shall take all such steps as may be required to cause any acquisitions of Public Company Common Stock (and any options to purchase the same) in connection with this Agreement and the transactions contemplated hereby, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Public Company following the Merger (each such individual, a “Section 16 Officer”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.17 Calculation of Public Company Net Cash and Exchange Ratio.

(a) Not less than ten (10) Business Days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Public Company shall deliver to Merger Partner a draft schedule (the “Draft Public Company Net Cash Schedule”) setting forth, in reasonable detail, the Public Company’s good faith, estimated calculation of the (i) Public Company Net Cash, and (ii) Exchange Ratio, in each case, as of the Anticipated Closing Date; provided that Merger Partner shall have delivered to Public Company the Merger Partner capitalization information required to calculate the Exchange Ratio, or any such additional information of Merger Partner as may be reasonably required. Public Company shall make available to Merger Partner the work papers and back-up materials used or useful in preparing the Draft Public Company Net Cash Schedule and Public Company’s accountants and counsel at reasonable times and upon reasonable notice. Public Company shall consider in good faith any comments provided by Merger Partner within four (4) Business Days of delivery of the Draft Public Company Net Cash Schedule.

(b) Not less than four (but no more than six (6)) Business Days prior to the Anticipated Closing Date, Public Company will deliver to Merger Partner a proposed final schedule (the “Final Public Company Net Cash Schedule”) setting forth, in reasonable detail, Public Company’s good faith, estimated calculation of (i) Public Company Net Cash and (ii) the Exchange Ratio, prepared and certified by Public Company’s Chief Financial Officer (or if there is no Chief Financial Officer, the Chief Executive Officer of Public Company), which shall be subject to the agreement and consent of Merger Partner. Public Company shall make available to Merger Partner, as requested by Merger Partner, the work papers and back-up materials used or useful in preparing the Final Public Company Net Cash Schedule and, if requested by Merger Partner, Public Company’s accountants and counsel at reasonable times and upon reasonable notice.

(c) On the fourth (4th) calendar day following Public Company’s delivery of the Final Public Company Net Cash Schedule pursuant to Section 6.17(b), the Final Public Company Net Cash Schedule shall become final and binding on all parties to this agreement unless on or prior to the third (3rd) calendar day following such delivery Merger Partner disputes the Final Public Company Net Cash Schedule by delivering a written notice to Public Company describing in reasonable detail each item in dispute and Merger Partner’s proposed revisions to the Final Public Company Net Cash Schedule (a “Dispute Notice”).

(d) If prior to the date that is two (2) Business Days prior to the Anticipated Closing Date, representatives of Public Company and Merger Partner are unable to negotiate an agreed-upon determination of any disputed items in the Final Public Company Net Cash Schedule prior to the Anticipated Closing Date, then any such disputed items shall be referred to an independent auditor of recognized national standing jointly selected by Public Company and Merger Partner (the “Accounting Firm”). Public Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Final Public Company Net Cash Schedule, and Public Company and Merger Partner shall use reasonable best efforts to cause the Accounting Firm to make its determination on or prior to the Anticipated Closing Date. Merger Partner and Public Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a representative of each of Merger Partner and Public Company. The determination of the Accounting Firm shall be limited to the items in dispute submitted to the Accounting Firm. Any determination of the amount of final Public Company Net Cash and the Exchange Ratio made by the Accounting Firm shall be made in writing delivered to each of Public Company and Merger Partner, shall be final and binding on the parties hereto and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Public Company Net Cash Schedule for all purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 6.17(d). The fees and expenses of the Accounting Firm shall be allocated between Public Company and Merger Partner in the same proportion that the disputed amount of Public Company Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Public Company Net Cash. If this Section 6.17(d) applies as to the determination of Public Company Net Cash, upon resolution of the matter in accordance with this Section 6.17(d), the parties shall not be required to determine Public Company Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Public Company or Merger Partner may request a redetermination of Public Company Net Cash if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date, in which case the procedures contained in this Section 6.17 shall be repeated, starting with the delivery of a new Draft Public Company Net Cash Schedule.

(e) For purposes of this Agreement:

(i) “Cash Determination Time” means the close of business as of the Business Day immediately prior to the Anticipated Closing Date.

(ii) “Indebtedness” shall mean any liabilities of Public Company or its subsidiaries (A) for borrowed money, (B) evidenced by bonds, debentures, notes or similar instruments, (C) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (D) in respect of liabilities of others that are secured by (or which the holder of such liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the person in question whether or not the obligations secured thereby have been assumed, (E) under leases required to be accounted for as capital leases under GAAP, (F) for any accrued but unpaid Taxes related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date, including any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) elected to be deferred pursuant to Section 2302 of the CARES Act, for any employer portion payroll or employment Taxes incurred in connection with any compensatory payments in connection with any Extraordinary Matter, including Transaction Expenses, and for any Taxes that are owed by Public Company as a result of any Extraordinary Matter, including the sale of any Legacy Assets at or prior to the Closing, or (G) guarantees relating to any such liabilities.

(iii) “Public Company Net Cash” shall mean as of the Cash Determination Time (except as otherwise provided herein) and without duplication, and calculated as if the Merger were consummated as of the Cash Determination Time, (A) the sum of (1) the unrestricted cash, cash equivalents, and marketable securities of Public Company and its subsidiaries (including any cash received by Public Company or any of its subsidiaries at or prior to the Effective Time pursuant to the Legacy Asset APA or any Legacy Asset Disposition Agreement, (2) the amount of any pending but unpaid Tax refund owed to Public Company, and (3) fifty percent (50%) of the amount of any costs or expenses, including attorney’s fees or settlement costs, incurred or paid in connection with any litigation against Public Company or any of its directors or officers in connection with any Extraordinary Matter, minus (B) the sum of (1) accrued and unpaid accounts payable and other accrued and unpaid expenses of Public Company and its subsidiaries (other than Transaction Expenses), (2) any unpaid Transaction Expenses of Public Company or its subsidiaries, (3) any unpaid Indebtedness of Public Company and its subsidiaries, (4) any contractual commitments for future payments by Public Company and its subsidiaries that become payable on or prior to the one year anniversary of the Closing Date (excluding any contractual commitments under Retained Contracts), and (5) fifty percent (50%) of the amount of costs or expenses, including attorney’s fees or settlement costs, to be, or reasonably expected to be, incurred or paid following the Cash Determination Time in connection with any litigation outstanding as of the Cash Determination Time against Public Company or any of its directors or officers in connection with any Extraordinary Matter. Each component of Public Company Net Cash shall be determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of Public Company’s most recent audited financial statements. For purposes of determining Public Company Net Cash, the Surviving Corporation and its subsidiaries shall not constitute subsidiaries of Public Company. A sample calculation of Public Company Net Cash and its components is set forth in Annex B for illustrative purposes only.

(iv) “Transaction Expenses” shall mean, with respect to Public Company and its subsidiaries as of the Cash Determination Time and without duplication, and calculated as if the Merger were consummated as of the Cash Determination Time, the sum of (A) the cash cost of any change of control, bonus, severance (voluntary or otherwise) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) that become due and payable by Public Company or any of its subsidiaries pursuant to Contracts entered into at or prior to the Effective Time as a result of or in connection with the Merger or any other any actual or contemplated underwriting, equity, or debt financing, refinancing, recapitalization, change in control transaction, business combination transaction, sale of assets, licensing or similar matter undertaken or pursued by such person prior to the Effective Time, including in connection with the transactions contemplated by the Legacy Asset APA or any Legacy Asset Disposition Agreement (collectively, “Extraordinary Matters”), (B) all premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of the D&O Public Company Tail Policy, and (C) all costs, fees and expenses incurred by Public Company or its subsidiaries at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Merger or the other transactions contemplated hereby or any other Extraordinary Matter, in each case, that are unpaid as of the Effective Time, including brokerage fees and commissions, finders’ fees or financial advisory fees payable by such person at or prior to the Effective Time.

6.18 Termination of Section 401(k) Plans. Effective as of no later than the day immediately preceding the Closing Date, the Public Company shall terminate any and all Public Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”). The Public Company shall provide Merger Partner with evidence that each 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Public Company Board as the case may be. The form and substance of such resolutions shall be subject to review and approval of Merger Partner.

6.19 Pre-Closing Actions. Prior to the Closing, Public Company shall take the actions described on Schedule 6.19 of the Public Company Disclosure Schedule.

6.20 Public Company Financial Statements. Public Company shall deliver to Merger Partner, as promptly as reasonably practicable, but in any event within 15 days of the end of each calendar month, Public Company’s monthly management prepared consolidated balance sheet, statements of income, and, to the extent available, changes in stockholders’ equity and cash flows (the “Monthly Financials”). Public Company shall (and shall cause its subsidiaries to) provide Merger Partner with all work papers and back-up materials used in preparing the Monthly Financials, as well any such other documentation and information as reasonably requested by Merger Partner in connection with its review of the Monthly Financials. Public Company shall use commercially reasonable efforts prior to the Closing to cooperate with Merger Partner with respect to preparation of the Public Company’s Form 10-K for the fiscal year ended December 31, 2022.

ARTICLE VII

CONDITIONS TO MERGER

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Merger Partner Voting Proposal shall have been approved by means of the Written Consents by the requisite vote of the stockholders of Merger Partner under applicable Law and Merger Partner’s certificate of incorporation. The Required Public Company Voting Proposal shall have been approved at the Public Company Meeting, at which a quorum is present, by the requisite vote of the stockholders of Public Company under applicable Law and stock market regulations.

(b) Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.

(c) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) Nasdaq Notification. (i) The Nasdaq Listing Application shall have been approved, and (ii) the shares of the Public Company Common Stock to be issued pursuant to the Share Issuance shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(e) Public Company Net Cash. Public Company Net Cash shall have been finally determined in accordance with Section 6.17.

(f) Merger Partner Preferred Stock Conversion. Merger Partner shall have effected a conversion of all Merger Partner Preferred Stock into Merger Partner Common Stock as of immediately prior to the Effective Time (the “Merger Partner Preferred Stock Conversion”).

(g) HSR Act. The waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and any other applicable Law shall have expired or been terminated.

7.2 Additional Conditions to the Obligations of Public Company and Merger Sub. The obligations of Public Company and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Public Company and Merger Sub:

(a) Representations and Warranties. The representations and warranties of Merger Partner set forth in this Agreement and in any certificate or other writing delivered by Merger Partner pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement, and (C) where the failure to be true and correct (without regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect); provided, however, that the representations and warranties made by Merger Partner in Sections 3.1, 3.2, 3.4(a), 3.4(d) and 3.7(i) shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct except where the failure to be true and correct (with regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate is not material to Merger Partner.

(b) Performance of Obligations of Merger Partner. Merger Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) No Merger Partner Material Adverse Effect. No Merger Partner Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) Officers’ Certificate. Public Company shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Merger Partner to the effect that the conditions of Sections 7.2(a), (b) and (c) have been satisfied.

(e) Termination of Investor Agreements. The agreements listed in Section 7.2(f) of the Merger Partner Disclosure Schedule shall have been terminated.

(f) Financing. The Financing shall have been consummated in accordance with the Financing Agreement such that Merger Partner shall have received gross proceeds therefrom of at least seventy-five million dollars ($75,000,000).

7.3 Additional Conditions to the Obligations of Merger Partner. The obligation of Merger Partner to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Merger Partner:

(a) Representations and Warranties. The representations and warranties of Public Company and Merger Sub set forth in this Agreement and in any certificate or other writing delivered by Public Company or Merger Sub pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes contemplated by this Agreement and (C) where the failure to be true and correct (without regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect); provided, however, that the representations and warranties made by Public Company and Merger Sub in Sections 4.1, 4.2, 4.4(a), 4.4(d) and 4.7(i) shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct except where the failure to be true and correct (with regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate is not material to Public Company.

(b) Performance of Obligations of Public Company and Merger Sub. Public Company and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c) No Public Company Material Adverse Effect. No Public Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) Public Company Net Cash. Public Company Net Cash shall be equal to or greater than seventy-five million dollars ($75,000,000) and less than ninety-five million dollars ($95,000,000); provided, however, that if Public Company Net Cash is greater than ninety-five million dollars ($95,000,000), Public Company may declare a dividend in the amount of such excess to satisfy such condition.

(e) Legacy Asset APA. The Closing (as defined in the Legacy Asset APA) of the Legacy Asset APA shall have occurred.

(f) Resignations. Merger Partner shall have received copies of the resignations, effective as of the Effective Time, of each director and officer (for such officers, limited to the offices held by such officers and not to such officer’s employment) of Public Company and its subsidiaries, other than a resignation from the individual designated a director to Public Company Board by the Public Company in compliance with Section 1.5(a).

(g) Officers’ Certificate. Merger Partner shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Public Company to the effect that the conditions of Sections 7.3(a), (b), and (c) have been satisfied.

(h) Financing. The Financing shall have been consummated in accordance with the Financing Agreement such that Merger Partner shall have received gross proceeds therefrom of at least one-hundred thirty-one million and six-hundred thousand dollars ($131,600,000).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(l), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after approval of the Merger Partner Voting Proposal by the stockholders of Merger Partner or approval of the Required Public Company Voting Proposal by the stockholders of Public Company:

(a) by mutual written consent of Public Company and Merger Partner;

(b) by either Public Company or Merger Partner if the Merger shall not have been consummated by April 13, 2023(the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the Merger to occur on or before the Outside Date); provided, that, if as of such date all conditions set forth in Article VII (other than the condition set forth in Section 7.1(e)) have been satisfied or waived, the Outside Date shall automatically be extended until the date that is two (2) Business Days following the final determination of Public Company Net Cash in accordance with Section 6.17;

(c) by either Public Company or Merger Partner if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of any such order, decree, ruling or other action is principally attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Effective Time;

(d) by either Public Company or Merger Partner if at the Public Company Meeting (including any adjournment or postponement), at which a vote on the Required Public Company Voting Proposal is taken, the requisite vote of the stockholders of Public Company in favor of the Required Public Company Voting Proposal shall not have been obtained; provided, however, that the right to terminate under this Section 8.1(d) shall not be available to Public Company where failure to fulfill any obligation under this Agreement has been a principal cause of the failure to obtain the requisite vote of the stockholder of Public Company;

(e) by Public Company, if at any time prior to the receipt of the Merger Partner Stockholder Approval: (i) the Merger Partner Board shall have effected a Merger Partner Board Recommendation Change, or (ii) Merger Partner shall have materially breached its obligations under Section 6.1 or Section 6.5(a) of this Agreement;

(f) by Merger Partner, at any time prior to the receipt of the Required Public Company Stockholder Approval, if: (i) Public Company Board shall have effected a Public Company Board Recommendation Change or (ii) Public Company shall have materially breached its obligations under Section 6.1 or Section 6.5(b) of this Agreement;

(g) by Public Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Merger Partner, which breach would cause the conditions set forth in Section 7.2(a) or (b) not to be satisfied; provided that neither Public Company nor Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Merger Partner, as applicable, then this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure until the expiration of a thirty (30) day period commencing upon delivery of written notice from Public Company to Merger Partner of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective;

(h) by Merger Partner, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Public Company, which breach would cause the conditions set forth in Section 7.3(a) or (b) not to be satisfied; provided that Merger Partner is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Public Company, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure until the expiration of a thirty (30) day period commencing upon delivery of written notice from Merger Partner to Public Company of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective;

(i) by Public Company, if the Merger Partner Stockholder Approval is not obtained by delivery of the Written Consents on or prior to 5:00 p.m., New York City time, on the date that is two Business Days after the Registration Statement is declared effective under the Securities Act;

(j) by Merger Partner if, at any time prior to the receipt of the Merger Partner Stockholder Approval, each of the following occur: (A) Merger Partner shall have received a Superior Proposal; (B) Merger Partner shall have complied in all material respects with its obligations under Section 6.1 with respect to such Superior Proposal, including with respect to making a Merger Partner Board Recommendation Change with respect to such Superior Proposal; (C) the Merger Partner Board approves, and Merger Partner substantially concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or substantially concurrently with such termination, Merger Partner pays to the Public Company the amount contemplated by Section 8.3(b); or

(k) by Public Company if, at any time prior to the receipt of the Required Public Company Stockholder Approval, each of the following occur: (A) Public Company shall have received a Superior Proposal; (B) Public Company shall have complied in all material respects with its obligations under Section 6.1 with respect to such Superior Proposal, including with respect to making a Public Company Board Recommendation Change with respect to such Superior Proposal; (C) the Public Company Board approves, and Public Company substantially concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or substantially concurrently with such termination, Public Company pays to Merger Partner the amount contemplated by Section 8.3(c).

(l) by Public Company or Merger Partner, if each of the conditions required to effect the Merger set forth in Article 7 of this Agreement have been satisfied (or waived) except for the conditions set forth in Section 7.2(f) or Section 7.3(h) (the “Financing Conditions”) and those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing, provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(l) (i) until the date that is thirty (30) days after the date on which all such other conditions were satisfied (or waived) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing) (the “Conditions Satisfied Date”), and (ii) unless as of the date of termination, all such other conditions remain satisfied (or waived) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing); provided further that, for the avoidance of doubt, if the Financing Conditions are satisfied or waived before prior to or after the date that is thirty (30) days after the Conditions Satisfied Date, no party shall be permitted to terminate pursuant to this Section 8.1(l) after the satisfaction or waiver of such Financing Conditions.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Public Company, Merger Partner, Merger Sub or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for any material and willful breach of this Agreement, fraud or intentional misconduct and (b) the provisions of Section 5.3 (Confidentiality), this

Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a material and willful breach hereunder.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Merger Partner and Public Company shall share equally (i) all fees and expenses of the Exchange Agent, (ii) the filing fees under the HSR Act, and (iii) all fees and expenses, other than accountant’s and attorneys’ fees, incurred with respect to the printing, filing and mailing of the Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

(b) Merger Partner shall pay Public Company a termination fee of nine million seven hundred fifty thousand dollars ($9,750,000) (the “Merger Partner Termination Fee”) in the event of the termination of this Agreement:

(i) by Public Company pursuant to Section 8.1(e);

(ii) by Merger Partner pursuant to Section 8.1(j); or

(iii) by Public Company or Merger Partner, as applicable, pursuant to Section 8.1(b), Section 8.1(g) or Section 8.1(i) so long as (A) prior to the termination of this Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Merger Partner; and (B) within 12 months after such termination Merger Partner enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(b)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(c) Public Company shall pay Merger Partner a termination fee of three million dollars ($3,000,000) (the “Public Company Termination Fee”) in the event of the termination of this Agreement:

(i) by Merger Partner pursuant to Section 8.1(f);

(ii) by Public Company pursuant to Section 8.1(k); or

(iii) by Public Company or Merger Partner, as applicable, pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(h), so long (A) prior to the termination of this Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Public Company; and (B) within 12 months after such termination Public Company enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(c)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(d) Merger Partner shall pay Public Company a termination fee of three million dollars ($3,000,000) (the “Merger Partner Finance Termination Fee”) in the event of the termination of this Agreement by Merger Partner or Public Company pursuant to Section 8.1(l).

(e) Merger Partner shall pay Public Company the Merger Partner Finance Termination Fee in the event of the termination of this Agreement pursuant to Section 8.1(b), if, as of the date of such termination, each of the conditions required to effect the Merger set forth in Article 7 of this Agreement have been satisfied (or waived) except for the Financing Conditions and those conditions that by their nature are to be satisfied at the Closing, but subject to them being capable of being satisfied at the Closing.

(f) Any fee due under Section 8.3(b)(i), 8.3(c)(i), 8.3(d), or Section 8.3(e) shall be paid by wire transfer of same day funds substantially concurrently with the termination of this Agreement (and shall be a condition to the effectiveness of such termination). Any fee due under Section 8.3(b)(ii) or 8.3(c)(ii) shall be paid by wire transfer of same day funds on the date of termination of this Agreement (and shall be a condition to the effectiveness of such termination). Any fee due under Section 8.3(b)(iii) or 8.3(c)(iii) shall be paid by wire transfer of same-day funds within two Business Days after the date on which the transaction referenced in clause (B) of such Section 8.3(b)(iii) or Section 8.3(c)(iii), as applicable, is consummated. If one party fails to promptly pay to the other any fee due pursuant to this Section 8.3, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of America, N.A. plus five percent per annum, compounded quarterly, from the date such fee was required to be paid.

(g) The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. Notwithstanding Section 8.2 or any other provision of this Agreement, payment of the termination fees described in, and under the circumstances provided for in, this Section 8.3 shall constitute the sole and exclusive remedy of Public Company or Merger Partner, as applicable in connection with any termination of this Agreement in the circumstances in which such fees became payable. In the event that Public Company or Merger Partner shall receive the payment of a termination fee under the circumstances provided for in this Section 8.3, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Public Company and any of its Affiliates or Merger Partner and any of its Affiliates, as applicable, or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Public Company, Merger Sub any of their respective Affiliates or Merger Partner or any of its Affiliates, as applicable, or any other person, shall be entitled to bring or maintain any other claim, action or proceeding against Public Company or Merger Partner, as applicable, or any of their respective Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

(h) The parties hereto acknowledge and agree that (i) in no event shall Merger Partner be required to pay Merger Partner Termination Fee or Finance Termination Fee on more than one occasion, nor shall Public Company be required to pay Public Company Termination Fee on more than one occasion and (ii) in each case whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

8.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of any of the parties, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.6 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment, modification or supplement of this Agreement pursuant to Section 8.4 or an extension or waiver of this Agreement pursuant to Section 8.5 shall, in order to be effective, require action by the respective boards of directors of the applicable parties.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for the agreements contained in Article I, Article II, Section 6.10, 6.13 and 6.14 and this Article IX. This Section 9.1 shall have no effect upon any other obligations of the parties hereto, whether to be performed before or after the consummation of the Merger.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

(a) if to Public Company or Merger Sub, to

c/o WilmerHale

60 State Street

Boston, MA 02109

Attention:    Rahul Ballal (***@***.com)

            Steve Migausky (***@***.com)

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attn:     Cynthia T. Mazareas, Esq. (***@***.com)

      Joseph B. Conahan, Esq. (***@***.com)

      Mark Nylen, Esq. (***@***.com)

(b) if to Merger Partner, to

Enliven Therapeutics, Inc.

6200 Lookout Road

Boulder, CO 80301

Attention: General Counsel

Email: ***@***.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, California

Attention: Tony Jeffries

Email: ***@***.com

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Rob Ishii & Rich Mullen

Email: ***@***.com; ***@***.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.3 Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.4 No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions of Section 6.10.

9.5 Assignment. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.5 is void.

9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

9.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Where this Agreement refers to information that was “made available”, that means that such information was either (i) provided directly to the Public Company or Merger Partner, as applicable, by the other party, with confirmation of receipt, (ii) included in the virtual data rooms established by Public Company and Merger Partner created for the purposes of providing information to the other party in connection with this Agreement at least three Business Days prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by Public Company, filed with and publicly available on the SEC’s EDGAR system during calendar year 2022, but prior to the date of this Agreement. When used in the agreement, “person” shall mean any natural person, corporation, exempted company, limited liability company, partnership, exempted limited partnership, association, trust or other entity, including a Governmental Entity, as applicable. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Merger Partner Material Adverse Effect or Public Company Material Adverse Effect, in each case as defined in this Agreement.

9.9 Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.10 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.11 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating any Relevant Matter, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.11, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9.12 WAIVER OF JURY TRIAL. EACH OF PUBLIC COMPANY, THE MERGER SUB AND MERGER PARTNER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

9.13 Disclosure Schedule. Each of the Merger Partner Disclosure Schedule and the Public Company Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify only (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections. The inclusion of any information in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Merger Partner Material Adverse Effect or a Public Company Material Adverse Effect, as applicable, or is outside the Ordinary Course of Business.

9.14 Certain Defined Terms. For purposes of this Agreement:

(a) “COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Entity in connection with or in response to the COVID-19 pandemic.

(b) “Equity Plan Amendments” means (a) an amendment to the Imara Inc. 2020 Equity Incentive Plan to provide for such number of shares of common stock of Public Company to be available for grant or issuance as mutually agreed by Public Company and Merger Partner (such agreement not to be unreasonably withheld, conditioned or delayed), as calculated to be as of immediately following the Effective Time and the Share Issuance and (b) amendment to the Public Company ESPP to provide for such number of shares of Public Company Common Stock equal to one percent (1%) on a fully diluted basis to be available for purchase thereunder, as calculated to be as of immediately following the Effective Time and the Share Issuance.

(c) “Excluded Contracts” shall mean (A) Contracts solely concerning non-exclusive rights granted to Merger Partner or Public Company (as applicable) that are not material to the Business, including any Contract solely for the license of “off-the-shelf” software that is available on standard commercial terms, (B) Contracts the terms of which are solely focused on obligations relating to non-disclosure or confidentiality or assignments of Intellectual Property (to the extent in customary form and copies of which forms have been made available to Public Company or Merger Partner, as applicable), in each case entered into in the Ordinary Course of Business, (C) statements of work, works orders, project annexes, purchase orders and associated terms and conditions to the extent the Contract accompanying such statements of work, works orders, project annexes, purchase orders, and associated terms and conditions has been made available to Public Company or Merger Partner, as applicable, and (D) agreements with clinical trial sites.

(d) Good Clinical Practices” means applicable ethical and quality standards and rules for designing, conducting, monitoring, recording, reporting, auditing, and analyses of trials that involve the participation of human subjects, including without limitation 21 CFR Parts 11, 50, 54, 56, and 312, and 45 CFR 46.

(e) “Good Laboratory Practices” means applicable standards, rules and criteria, including 21 CFR Part 58, relating to a quality system and controls concerned with the organizational process, the conditions under which non-clinical health and environmental safety studies are planned, performed, monitored, recorded, reported and archived, and the integrity of data collected in such studies.

(f) “Good Manufacturing Practices” means applicable standards, quality management system regulations, and rules for ensuring that products are consistently produced and controlled according to quality standards, including without limitation requirements for methods, facilities, and controls in manufacturing, processing, packing, storing, labeling, and monitoring of the identity, strength, quality, and purity of drug products, including without limitation 21 CFR Parts 210, 211, 314, and 600, as applicable.

(g) “knowledge of Merger Partner” and similar expressions mean the actual knowledge of the persons identified on Section K of the Merger Partner Disclosure Schedule for this purpose.

(h) “knowledge of Public Company” and similar expressions mean the actual knowledge of the persons identified on Section K of the Public Company Disclosure Schedule for this purpose.

(i) “Liability” means, with respect to any person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, all liabilities, obligations, claims, and deficiencies related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, termination payment obligations, and all other liabilities, obligations, claims, and deficiencies of such person or any of its subsidiaries or Affiliates, in each case, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with GAAP.

(j) “Merger Partner Material Adverse Effect” means any change, effect, event, circumstance or development (an “Effect”) that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Merger Partner, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, shall be deemed to be a Merger Partner Material Adverse Effect or be taken into account for purposes of determining whether a Merger Partner Material Adverse Effect has occurred or is reasonably likely to occur: (A) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (B) changes or events after the date of this Agreement affecting the industry or industries in which Merger Partner operates generally (except to the extent those changes or events have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (C) changes after the date of this Agreement in generally accepted accounting principles or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (D) changes after the date of this Agreement in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (E) any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (F) the announcement of this Agreement or the pendency of the transactions contemplated hereby or (G) any failure by Merger Partner to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of this clause (G), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

(k) “Ordinary Course of Business” means, with respect to a person, in the ordinary course of business consistent in all material respects with past practice of such person taking into account any acts or omissions that have been taken to comply with any COVID-19 Measures; provided that, with respect to Public Company, during the period prior to the Closing, the Ordinary Course of Business of Public Company shall also be deemed to include any reasonable actions taken to effect the winding down of its prior research and development activities, but only if such actions do not and would not reasonably be expected to result in any Liability to Public Company following the Closing.

(l) “Permitted Liens” shall mean (A) Liens of landlords, carriers, warehousemen, mechanics, vendors, materialmen or other persons securing obligations arising in the Ordinary Course of Business that are not yet due and payable, (B) Liens incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security, (C) Liens incurred to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations in the Ordinary Course of Business, (D) Liens for Taxes (1) not yet due, or (2) being contested through appropriate proceedings and for which adequate reserves are reflected on the Merger Partner Balance Sheet, (E) Liens expressly set forth in Excluded Contracts, and (F) other Liens that are not material.

(m) “Public Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects that have occurred through the date of determination, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Public Company and its subsidiaries, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, shall be deemed to be a Public Company Material Adverse Effect or be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur: (A) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (B) changes or events after the date of this Agreement affecting the industry or industries in which Public Company and its subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (C) changes after the date of this Agreement in generally accepted accounting principles or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (D) changes after the date of this Agreement in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (E) any natural disaster, epidemic, pandemic or other disease outbreak (including the COVID-19 pandemic) or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Public Company and its subsidiaries relative to the other participants in the industry or industries in which Public Company and its subsidiaries operate), (F) a change in the public trading price of Public Company Common Stock or the implications hereof (it being understood that any Effect causing or giving rise to any such change shall be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur), (G) a change in the trading volume of Public Company Common Stock the announcement of the Agreement or the pendency of the transactions contemplated hereby or (H) any failure by Public Company to meet any public estimates or expectations of Public Company’s revenue, earnings or other financial performance or results of operations for any period, or (I) any failure by Public Company to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but in the case of clauses (F), (G), (H), or (I), the underlying cause of such changes or failures shall be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur, unless such changes or failures would otherwise be excepted from this definition).

(n) “Retained Contracts” shall mean the Public Company contracts set forth on Schedule 9.14 of the Merger Partner Disclosure Schedule (which Schedule 9.14 may be updated by Merger Partner from time to time, after consultation with Public Company, to add Public Company contracts that remain in effect by delivery of a revised schedule by email from Merger Partner or its legal counsel to Public Company).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IMARA INC.

By:	/s/ Rahul Ballal
Name:	Rahul Ballal
Title:	President and Chief Executive Officer

IGUANA MERGER SUB, INC.

By:	/s/ Rahul Ballal
Name:	Rahul Ballal
Title:	President

ENLIVEN THERAPEUTICS, INC.

By:	/s/ Samuel Kintz
Name:	Samuel Kintz
Title:	Chief Executive Officer

Annex B

OPINION OF IMARA’S FINANCIAL ADVISOR

October 13th, 2022

The Board of Directors

Imara Inc.

116 Huntington Avenue, 6th Floor

Boston, MA, 02116

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Imara Inc., a Delaware corporation (“Imara”), of the Exchange Ratio (as defined below) proposed to be paid by Imara pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Imara, Imara Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Imara (“Merger Sub”), and Enliven Therapeutics Inc., a Delaware corporation (the “Merger Partner”). The Merger Agreement provides for the acquisition by Imara of the Merger Partner through the merger of Merger Sub with and into the Merger Partner (the “Merger”), with the Merger Partner continuing as the surviving entity of the Merger and as a wholly-owned subsidiary of Imara. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. At the effective time of the Merger (the “Effective Time”), after giving effect to the Nasdaq Reverse Split, if any, and the declaration of the Closing Dividend, by virtue of the Merger and without any further action on the part of Imara, Merger Sub, the Merger Partner or any stockholder of the Merger Partner or Imara, among other things, each share of Merger Partner Capital Stock outstanding immediately prior to the Effective Time (excluding Excluded Shares (as defined below)) shall be converted solely into the right to receive a number of shares of the common stock, $0.001 par value per share, of Imara (the “Imara Common Stock”) equal to the Exchange Ratio. As used herein, (i) the “Exchange Ratio” is the number of shares of Imara Common Stock to be received by holders of Merger Partner Capital Stock, other than Excluded Shares, in the Merger, which is derived from the agreed relative valuations of the Merger Partner and Imara as set forth in the Merger Agreement; and (ii) “Excluded Shares” means (a) any shares of Merger Partner Capital Stock held as treasury stock or held or owned by the Merger Partner, Merger Sub or any Subsidiary of the Merger Partner immediately prior to the Effective Time (which shares shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor); and (b) any shares of Merger Partner Capital Stock that are held as of the Effective Time by a holder who has not voted in favor of the Merger or consented thereto in writing and who has made a proper demand for appraisal of such shares in accordance with Section 262 of the DGCL. The Exchange Ratio is subject to certain adjustments set forth in the Merger Agreement; we express no opinion as to any such adjustments. The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by Imara to act as its financial advisor in connection with the Transaction and we will receive a fee from Imara for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, Imara has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

BOSTON | CHARLOTTE | NASHVILLE | NEW YORK | SAN FRANCISCO	AN SVB COMPANY
SVBSECURITIES.COM

The Board of Directors

Imara Inc.

October 13th, 2022

SVB Securities LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have in the past provided, currently are providing and may in the future provide certain investment banking services to Imara and its affiliates from time to time, for which we have received and would expect to receive compensation. In the past two years, we served as a financial advisor to Imara on its September 2022 asset sale and as a joint book-running manager for Imara’s 2021 follow-on equity offering. In the ordinary course of business, we and our affiliates have in the past provided, currently are providing and may in the future provide investment banking and commercial banking services to Imara, the Merger Partner or their respective affiliates and have received and would expect to receive customary fees for the rendering of such services. In the ordinary course of our business, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Imara, the Merger Partner or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Imara, the Merger Partner and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated October 13, 2022; (ii) a draft of the form of Contingent Value Rights Agreement to be entered into at the closing of the Transaction by Imara and a rights agent (the “CVR Agreement”), dated October 13, 2022; (iii) Imara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed by Imara with the Securities and Exchange Commission (the “SEC”); (iv) Imara’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022 (including any amendments thereto), as filed by Imara with the SEC; (v) certain Current Reports on Form 8-K (including any amendments thereto), as filed by Imara with, or furnished by Imara to, the SEC; (vi) certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Imara, as furnished to us by the management of Imara; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Merger Partner, including certain financial forecasts, analyses and projections relating to the Merger Partner prepared by management of the Merger Partner, as modified by management of Imara and furnished to, and approved for use by, us by Imara for purposes of our analysis (the “Merger Partner Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management of Imara and the Merger Partner and their respective advisors and representatives regarding such Internal Data as well as the past and current business, operations, financial condition and prospects of each of Imara and the Merger Partner. In addition, we reviewed certain financial data for the Merger Partner and compared that data to similar publicly available market, financial and other data for certain other companies, the securities of which are publicly traded, that we believe to be comparable in certain respects to the Merger Partner. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have been advised by Imara, and have assumed, at your direction, that the Internal Data (including, without limitation, the Merger Partner Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Imara and the Merger Partner as to the matters covered thereby and we have relied, at your direction, on the Internal Data for

The Board of Directors

Imara Inc.

October 13th, 2022

purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data (including, without limitation, the Merger Partner Forecast) or the assumptions on which it is based. As you are aware, Imara’s management did not provide us with, and we did not otherwise have access to, financial forecasts regarding Imara’s business, other than the expense forecasts described above. Accordingly, we did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Imara. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Imara or the Merger Partner, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Imara or the Merger Partner. Furthermore, at your direction, we have ascribed no value to the contingent value rights issuable pursuant to the CVR Agreement.

We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Merger Partner and Imara and Merger Sub in the Merger Agreement and the related agreements are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Imara or the Merger Partner, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters. We express no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of Imara or any third party may trade at any time, including subsequent to the announcement or consummation of the Transaction.

We express no view as to, and our opinion does not address, Imara’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Imara or in which Imara might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Imara of the Exchange Ratio proposed to be paid by Imara pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Imara or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Imara or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio to be paid by Imara pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have

The Board of Directors

Imara Inc.

October 13th, 2022

any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Imara as to whether or how such stockholder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Imara (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio proposed to be paid by Imara pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Imara.

Very truly yours,

Annex C

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

IMARA INC.

and

[                    ]

Dated as of [•]

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Imara Inc. a Delaware corporation (“Public Company”), and [•], as initial Rights Agent (as defined herein).

PREAMBLE

WHEREAS, Public Company, Iguana Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Public Company (“Merger Sub”), and Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”), have entered into an Agreement and Plan of Merger, dated as of October 13, 2022 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Merger Partner (the “Merger”), with Merger Partner surviving the Merger as a wholly-owned subsidiary of Public Company (the “Surviving Corporation”);

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Public Company has agreed to provide to the Holders (as defined herein), who shall initially be Persons who are stockholders of Public Company as of the close of business on the last Business Day prior to the day on which the Effective Time occurs, contingent value rights as hereinafter described, by way of a dividend or distribution consistent with the Merger Agreement; and

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Public Company and to make this Agreement a valid and binding agreement of Public Company, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, Holders of at least 25% of the outstanding CVRs as set forth on the CVR Register.

“Asset Purchase Agreement” means the certain Asset Purchase Agreement by and between Public Company and Cardurion Pharmaceuticals, Inc., dated as of September 6, 2022.

“Assignee” has the meaning set forth in Section 7.5

“Calendar Quarter” means the successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30, or December 31, in each case, during the CVR Period.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to this Agreement.

“CVR Payment” means the CVR Proceeds for a given payment.

“CVR Period” means the period beginning immediately following the Effective Time and ending on the fifteenth anniversary of the Closing Date.

“CVR Proceeds” means the amount of Gross Proceeds received by Public Company, less the applicable accrued but unsatisfied and reasonably documented Permitted Deductions, in each case as calculated in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Public Company’s then most recent year-end financial statements.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Gross Proceeds” means a cash milestone payment or any other cash payment actually paid to Public Company during the CVR Period (a) pursuant to the Asset Purchase Agreement or (b) pursuant to any Legacy Asset Disposition Agreement (as defined in the Merger Agreement) that was entered into in compliance with the terms of the Merger Agreement.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(f).

“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Public Company, in their respective official capacities.

“Permitted Deductions” means the following, without duplication:

(a) any applicable Taxes (including any applicable value added or sales taxes) imposed on the Gross Proceeds and payable by Public Company or any of its Affiliates and any income or other Taxes payable by Public Company or any of its Affiliates that would not have been incurred by Public Company or its Affiliates for the taxable year of receipt or accrual of the Gross Proceeds but for the Gross Proceeds having been received or accrued by Public Company or its Affiliates; provided that, for purposes of calculating income Taxes incurred by Public Company and its Affiliates with respect to Gross Proceeds, any such income Taxes shall be computed (i) after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) actually available to Public Company or its Affiliates (owned prior to the Merger) (and not, for the avoidance of doubt, the Surviving Corporation) as of the Closing Date, (A) to the maximum extent permitted by law to offset such Gross Proceeds after taking into account any limits on the usability of such attributes, including under Section 382 or other applicable provisions of the Code or similar state, local, or other Tax laws, and (B) as reasonably determined by a nationally recognized tax advisor, and (ii) assuming for this purpose that the only items of gross income of Public Company and its Affiliates after the Closing Date are the Gross Proceeds (and that the Gross Proceeds are includable in the income of Public Company or any of its Affiliates no later than the taxable year that includes the corresponding CVR Payment and taxable at the highest U.S. federal, state, local or other income Tax rate applicable to the Public Company and its Affiliates for such year);

(b) any Loss (as defined below) incurred, suffered, sustained, or paid by Public Company or any of its Affiliates arising out of, related to, or in connection with this Agreement (other than as a result of Public

Company’s failure to comply with the terms of this Agreement or as a result of Public Company’s negligence or willful misconduct with respect to the performance of this Agreement, occurring after the Effective Time), the Asset Purchase Agreement, any Legacy Asset Disposition Agreement or any of the transactions contemplated thereby, including (i) in respect of its performance of this Agreement, the Asset Purchase Agreement, or any Legacy Asset Disposition Agreement, and (ii) any indemnification obligations set forth in the Asset Purchase Agreement or any Legacy Asset Disposition Agreement; and

(c) any Liabilities that should have been, but were not, deducted from Public Company Net Cash pursuant to parts (1) through (4) of clause (B) of such definition, but only if the aggregate amount of such Liabilities exceeds three hundred and seventy-five thousand dollars ($375,000) (such amount, the “Threshold”), and once such amount exceeds the Threshold, the entire amount of such Liabilities shall be counted in the deduction pursuant to this clause (c), including all those amounts that comprised any portion of the Threshold.

“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company (“DTC”); (vii) to Public Company or its Affiliates; or (viii) as provided in Section 2.6.

“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs shall be issued and distributed by Public Company in the form of a dividend, in connection with the Merger, to the Persons who, as of the close of business on the last Business Day prior to the day on which the Effective Time occurs, are stockholders of Public Company.

(b) Public Company hereby appoints the Rights Agent to act as rights agent for Public Company in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.

A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the holders of shares of Public Company Common Stock held immediately prior to Closing.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer, is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Public Company, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Public Company shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) On the later of the date that is (i) fifteen (15) months following the Closing (as defined in the Asset Purchase Agreement), and (ii) forty-five (45) days following the end of any Calendar Quarter in which Gross Proceeds are actually received by the Public Company (each a “Payment Deadline”), Public Company shall (i) deliver to the Rights Agent, a certificate (each, a “CVR Certificate”) certifying to and specifying in reasonable detail the aggregate amount of (A) the Gross Proceeds received by Public Company or its Affiliates during such Calendar Quarter (or such earlier period, as applicable); (B) the CVR Proceeds for such Calendar Quarter (or such earlier period, as applicable), including the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds, and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the aggregate CVR Payment (if any) by wire transfer of immediately available funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt, Public Company shall have no further liability in respect of the relevant CVR Payment (or the applicable Gross Proceeds or CVR Proceeds) upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Public Company’s obligations set forth in this Section 2.4(a).

(b) For U.S. federal income and other applicable Tax purposes, the parties hereto agree to treat (i) the issuance of the CVRs as a distribution of property (and not debt or equity of Public Company) by Public Company to the stockholders of Public Company governed by Section 301 of the Code and (ii) the amount of any CVR Payment as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by the Public Company in respect of Public Company stock (collectively, the “Intended Tax Treatment”). Consistent with the Intended Tax Treatment, Public Company will send, or cause to be sent, IRS Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Public Company’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. The parties hereto will not take any position contrary to the Intended Tax Treatment on any Tax Return or for other Tax purposes, except as may be required by a change in applicable Law or pursuant to a final “determination” within the meaning of Section 1313(a) of the Code, in each case, after the date hereof. Public Company will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Public Company will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.

(c) Public Company and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and timely and properly remitted to the applicable taxing authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an Internal Revenue Service (“IRS”) Form W-9 or appropriate IRS Form W-8, as applicable, in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

(d) Any portion of a CVR Payment that remains undistributed to the Holders at such time as such portion could be properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar applicable Law (including by means of invalid addresses on the CVR Register) will be delivered by the Rights Agent to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent), who shall be permitted to permanently retain such amounts and each of the applicable Holders will thereafter irrevocably forfeit any rights to such amounts.

Section 2.5 No Voting, Dividends or Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Public Company or any of its Affiliates (including in the Surviving Corporation). The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Public Company or any of its Subsidiaries or of the Surviving Corporation.

(c) By voting in favor of the adoption of the Merger Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger and receiving the benefits thereof, including the receipt of CVRs in connection therewith and any consideration payable in connection with the CVRs, each Holder hereby acknowledges and agrees that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Public Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that there will not be any Gross Proceeds that may be the subject of a CVR Payment. It is further acknowledged and agreed that neither Public Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(c) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent) without consideration or compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Public Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Public Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.7 No Obligations of Public Company.

Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (A) Public Company and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Public Company and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Public Company and its Affiliates and its and their stockholders, rather than the interest of the Holders (except that Public Company shall use commercially reasonable efforts to collect amounts actually due and payable under the Asset Purchase Agreement or any Legacy Asset Disposition Agreement), (B) none of Public Company or any of its Affiliates shall have any obligation to own, operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of their business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Legacy Asset Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (C) none of Public Company or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the CVR’s. Public Company shall not amend the Asset Purchase Agreement or any Legacy Asset Disposition Agreement in a manner adverse to the Holders without the consent of the Majority of Holders.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the fraud, willful misconduct, bad faith, intentional breach, or gross negligence of the Rights Agent or any of its Affiliates or its or their respective directors, officers, employees, agents, advisors, or other representatives (collectively, “Rights Agent Persons”) (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Public Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company or the Surviving Corporation. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Public Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Public Company.

(c) The Rights Agent may engage and consult with nationally recognized counsel of its selection, and the reasonable and good faith advice or opinion of such counsel will, in the absence of fraud, willful misconduct, bad faith, intentional breach, or gross negligence (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of any Rights Agent Person, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(d) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(e) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(f) Public Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any claim, loss, liability, damage, deficiency, Tax, judgment, award, settlement, fine, penalty, interest, fee, cost, or expense, including fees, costs, or expenses of attorneys, accountants, financial advisors, brokers, finders, consultants, and other professionals (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of, related to, or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of, related to, or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from any fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(g) In addition to the indemnification provided under Section 3.2(g), Public Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Public Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Public Company will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Public Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(h) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(i) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Public Company or the Surviving Corporation resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(k) Public Company shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(l) Without limiting the usage of terms defined in this Agreement or in the Merger Agreement, the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Public Company only.

(m) The Rights Agent shall act hereunder solely as agent for Public Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Public Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company.

(n) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any Law or any interpretation of the same even though such Law may thereafter have been altered, changed, amended or repealed.

(o) The Rights Agent shall not be liable or responsible for any failure of Public Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable Law.

(p) The obligations of Public Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Public Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Public Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Public Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Public Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Public Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Public Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Public Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Public Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Public Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Public Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Public Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Public Company will furnish or cause to be furnished to the Rights Agent, in such form as Public Company receives from Public Company’s transfer agent (or other agent performing similar services for Public Company), the names and addresses of the initial Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Books and Records. Until the end of the CVR Period, Public Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments payable hereunder (including the calculation of the Permitted Deductions) in accordance with the terms specified in this Agreement.

Section 4.3 Audits. Subject to reasonable advance written notice from the Acting Holders and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the Acting Holders (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the Acting Holders from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, Public Company shall permit the Acting Holders and the Accountant, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of Public Company as may be reasonably necessary to audit the calculation of any CVR Payment and the Permitted Deductions. Notwithstanding anything in this Agreement to the contrary, in no event shall Public Company be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party pursuant to this Agreement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Public Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders,

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Public Company and the assumption of any such successor of the covenants of Public Company outlined herein in a transaction contemplated by Section 6.1;

(iii) as Public Company may reasonably determine to be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities

Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(iv) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(v) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Public Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(vi) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company complies with applicable Law; or

(vii) as Public Company may reasonably determine to facilitate the administration or performance of obligations under this Agreement and does not adversely affect the Holders.

(b) Promptly after the execution by Public Company of any amendment pursuant to this Section 5.1, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Public Company without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Majority of Holders, Public Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Public Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Public Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Public Company May Not Consolidate, Etc. Public Company shall not consolidate with or merge into any other Person or convey, transfer or lease its all or substantially all of its properties and assets to any Person or transfer all or substantially all of its business to any Person, unless:

(a) the Person formed by such consolidation or into which Public Company is merged, the Person that acquires the properties and assets of Public Company substantially as an entirety or the Person that acquires by conveyance or transfer, or that leases, the Public Company substantially as an entirety (the “Surviving Person”) shall assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Public Company to be performed or observed; and

(b) Public Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted.

Upon any consolidation of or merger by Public Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Public Company under this Agreement with the same effect as if the Surviving Person had been named as Public Company herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Public Company.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[•]

if to Public Company, to:

[•]

Email: [•]

with a copy, which shall not constitute notice, to:

[•]

Attention: [•]

Email: [•]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Public Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Public Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Public Company’s prior written consent. Public Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Public Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Public Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders and/or Acting Holders, in accordance with this agreement and as the case may be, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of, related to, or in connection with this Agreement or the CVRs or the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

Section 7.8 Jurisdiction.

Each of the parties to this Agreement (and by accepting the CVRs the Holders), (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of, related to, or in connection with any Relevant Matter, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of, related to, or in connection with any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1 or Section 7.2 of this Agreement. Nothing in this Section7.8, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO (AND BY ACCEPTING THE CVR’S, THE HOLDERS) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH ANY RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Public Company.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earlier to occur of payment to Public Company of the last milestone or other consideration under the Asset Purchase Agreement or Legacy Asset Disposition Agreement, as applicable, and (ii) expiration of the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 7.13 Force Majeure.

Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Public Company or any of its Subsidiaries (except as it relates to the obligations of the Surviving Corporation under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 7.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Public Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Public Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(e) All references herein to “$” are to United States Dollars.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

IMARA INC.

By:
Name:
Title:

[AGENT]

By:
Name:
Title:

Annex D

FORM OF IMARA INC. SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Enliven Therapeutics, Inc. a Delaware corporation (“Merger Partner”), Imara Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Public Company.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Public Company, Merger Partner and Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner surviving the merger as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Public Company Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Merger Partner to enter into the Merger Agreement, Merger Partner has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Public Company Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Public Company Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Merger Partner as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Required Public Company Voting Proposal and the Other Public Company Voting Proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) with the prior consent of Merger Partner (not to be unreasonably withheld, conditioned, or delayed), (ii) by will or other testamentary document or by intestacy, (iii) to any Affiliate of Stockholder or investment fund or other entity controlled or managed by the Stockholder or a controlling Affiliate of Stockholder, (iv) to any member of the Stockholder’s immediate family, (v) by operation of law, or (vi) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for tax or estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Public Company and Merger Partner a support agreement substantially similar to this Agreement upon consummation of such Transfer.

3. No Obligation to Exercise. Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Public Company Common Stock.

4. Agreement to Vote Shares. The Stockholder covenants to Merger Partner as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Public Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Public Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Required Public Company Voting Proposals and the Other Public Company Voting Proposals and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 4.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

5. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Public Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Public Company.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Public Company and Merger Partner to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Public Company or Merger Partner reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments and obligations under this Agreement.

7. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 4 at any applicable meeting of the stockholders of Public Company or pursuant to any applicable written consent of the stockholders of Public Company, the Stockholder shall, solely with respect to the matters described in Section 4, be deemed to have irrevocably granted to, and appointed, Merger Partner, and any individual designated in writing by Merger Partner, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Public Company stockholders or at any meeting of the Public Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 4 of this Agreement. Merger Partner agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

8. [Intentionally Omitted].

9. Representations and Warranties.

(a) Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Merger Partner as follows:

i.

(i) The Stockholder is the beneficial or record owner of the shares of Public Company Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 4 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Public Company other than the shares of Public Company Common Stock and rights to purchase shares of Public Company Common Stock set forth in Appendix A.

ii.

Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

iii.

This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

iv.

The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Merger Partner is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

v.

The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

vi.

With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

vii.

Neither the Stockholder nor any of its Representatives or Affiliates (excluding, for the avoidance of doubt, the Public Company) has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Public Company, Merger Partner, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

(b) Representations of the Merger Partner. The Merger Partner hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Partner; and (d) this Agreement constitutes a legal, valid and binding obligation of the Merger Partner, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

(c) Representations of the Public Company. The Public Company hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Public Company; and (d) this Agreement constitutes a legal, valid and binding obligation of the Public Company, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time, (c) the date of any modification or amendment to, or waiver of any provision of, the Merger Agreement that is effected without Stockholder’s prior written consent and that (i) increases the Public Company Common Stock issuable in respect of Merger Partner Common Stock, whether by adjustment to the Exchange Ratio, the Merger Partner Allocation Percentage, the Merger Partner Valuation or otherwise or changes the form of consideration payable in respect of the Merger Partner Common Stock or (ii) is otherwise materially adverse to the Stockholder or (d) the date a Public Company Board Recommendation Change or a Merger Partner Board Recommendation Change is made (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement.

11. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto. In the event Merger Partner agrees to amend or waive the terms and conditions of any Support Agreement it has entered into with any other stockholder of the Public Company, the result of which would make the terms and conditions of such Support Agreement more favorable to such stockholder than the terms and conditions hereof are to the Stockholder, then the Merger Partner and Public Company will offer to amend or waive the terms and conditions of this Agreement so they are no less favorable to the Stockholder than the terms and conditions of such other Support Agreement are to such other stockholder.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, the “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11(j). Nothing in this Section 11(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Public Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Public Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Merger Partner and Public Company, except (i) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Merger Partner and Public Company to the extent practicable or (ii) for any amendments to the Schedule 13D of the Stockholder required by virtue of this Agreement.

(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(n) Compliance with Governmental Entities. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Date a Governmental Entity enters an order restraining, enjoining or otherwise prohibiting the Stockholder from taking any action pursuant to Section 4 of this Agreement, then the obligations of the Stockholder set forth in Section 4 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits the Stockholder from taking any such action.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER:

ENLIVEN THERAPEUTICS, INC.

By:
Title:

PUBLIC COMPANY:

IMARA INC.

By:
Title:

, in his/her capacity as the Stockholder:

Signature: _______________________________

Address:

Annex E

FORM OF ENLIVEN THERAPEUTICS, INC. SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”), Imara Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Merger Partner.

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Public Company, Merger Partner and Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner surviving the merger as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-1 under the Exchange Act) of such number of shares of Merger Partner Capital Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Public Company to enter into the Merger Agreement, Public Company has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Merger Partner Capital Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Merger Partner Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Public Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as contemplated by or related to the Enliven Therapeutics, Inc. Second Amended and Restated Voting Agreement, dated December 14, 2020 (the “Voting Agreement”, and together with Enliven Therapeutics, Inc. Second Amended and Restated Investors’ Rights Agreement, dated December 14, 2020, and Enliven Therapeutics, Inc. Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated December 14, 2020, the “Shareholder Agreements”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Merger Partner Voting Proposal.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) with the prior consent of Public Company (not to be unreasonably withheld, conditioned, or delayed), (ii) by will or other testamentary document or by intestacy, (iii) to any Affiliate of Stockholder or any investment fund or other entity controlled or managed by the Stockholder or a controlling Affiliate of Stockholder, (iv) to any member of the Stockholder’s immediate family, (v) by operation of law, or (vi) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for tax or estate planning purposes; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Public Company and Merger Partner a support agreement substantially similar to this Agreement upon consummation of such Transfer.

3. No Obligation to Exercise. Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Merger Partner Capital Stock.

4. Agreement to Vote Shares. The Stockholder covenants to Public Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Merger Partner, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Merger Partner, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Merger Partner Voting Proposal and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder shall cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 4.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(d) The Stockholder hereby waives and agrees not to exercise any rights of appraisal or any dissenters’ rights (including under Section 262 of the DGCL) that the Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

5. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Merger Partner. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Merger Partner.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Public Company and Merger Partner to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Public Company or Merger Partner reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments and obligations under this Agreement.

7. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 4 at any applicable meeting of the stockholders of Merger Partner or pursuant to any applicable written consent of the stockholders of Merger Partner, the Stockholder shall, solely with respect to the matters described in Section 4, be deemed to have irrevocably granted to, and appointed, Public Company, and any individual designated in writing by Public Company, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Merger Partner stockholders or at any meeting of the Merger Partner stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 4 of this Agreement. Public Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement. For the avoidance of doubt, this Agreement does not, and is not an agreement to, revoke or otherwise terminate any proxy granted by the Stockholder pursuant to the Voting Agreement.

8. Representations and Warranties.

(a) Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Public Company as follows:

i.

(i) The Stockholder is the beneficial or record owner of the shares of Merger Partner Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 4 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens (other than any Liens that may exist pursuant to the Shareholder Agreements or applicable securities laws); and (ii) the Stockholder does not beneficially own any securities of Merger Partner other than the shares of Merger Partner Capital Stock and rights to purchase shares of Merger Partner Capital Stock set forth in Appendix A.

ii.

Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement and the Voting Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

iii.

This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

iv.

The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Public Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

v.

The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

vi.

With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

vii.

Neither the Stockholder nor any of its Representatives or Affiliates (excluding, for the avoidance of doubt, Merger Partner) has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of such Stockholder, Public Company, Merger Partner, or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

(b) Representations of the Merger Partner. The Merger Partner hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Partner; and (d) this Agreement constitutes a legal, valid and binding obligation of the Merger Partner, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

(c) Representations of the Public Company. The Public Company hereby represents and warrants to the Stockholder as follows: (i) it is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction); (ii) it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; (iii) the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Public Company; and (d) this Agreement constitutes a legal, valid and binding obligation of the Public Company, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception).

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time, (c) the date of any modification or amendment to, or waiver of any provision of, the Merger Agreement that is effected without Stockholder’s prior written consent and that (i) decreases the Public Company Common Stock issuable in respect of Merger Partner Common Stock, whether by adjustment to the Exchange Ratio, the Merger Partner Allocation Percentage, the Merger Partner Valuation or otherwise or changes the form of consideration payable in respect of the Merger Partner Common Stock, (ii) it otherwise materially adverse to Stockholder, or (d) the date a Public Company Board Recommendation Change or a Merger Partner Board Recommendation Change is made (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date. A “material and willful breach” by a party of a provision of this Agreement means that the party knowingly undertook an action, or knowingly failed to undertake an action, with the understanding that the action, or failure to act, was a material breach by such party of the applicable provisions of this Agreement.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto. In the event Merger Partner agrees to amend or waive the terms and conditions of any Support Agreement it has entered into with any other stockholder of the Public Company, the result of which would make the terms and conditions of such Support Agreement more favorable to such stockholder than the terms and conditions hereof are to the Stockholder, then the Merger Partner and Public Company will offer to amend or waive the terms and conditions of this Agreement so they are no less favorable to the Stockholder than the terms and conditions of such other Support Agreement are to such other stockholder.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, the “Relevant Matters”) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto or to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Merger Partner has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Merger Partner, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Merger Partner and Public Company, except (i) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with Merger Partner and Public Company to the extent practicable or (ii) for any amendments to the Schedule 13D of the Stockholder required by virtue of this Agreement.

(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(n) Compliance with Governmental Entities. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Date a Governmental Entity enters an order restraining, enjoining or otherwise prohibiting the Stockholder from taking any action pursuant to Section 4 of this Agreement, then the obligations of the Stockholder set forth in Section 4 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits the Stockholder from taking any such action.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER:

[•]

By:
Title:

PUBLIC COMPANY:

[•]

By:
Title:

[STOCKHOLDER], in his/her/its capacity as the Stockholder:

Signature: _______________________________

Address:
_______________________
_______________________
_______________________

Annex F

FORM OF LOCK-UP AGREEMENT

[•], 2022

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Imara Inc., a Delaware corporation (“Public Company”), has entered into an Agreement and Plan of Merger, dated as of October 13, 2022 (as the same may be amended from time to time, the “Merger Agreement”) with Iguana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Public Company, and Enliven Therapeutics, Inc., a Delaware corporation (“Merger Partner”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to Public Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Public Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Public Company Common Stock or any securities convertible into or exercisable or exchangeable for Public Company Common Stock (including without limitation, Public Company Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Public Company which may be issued upon exercise or vesting, as applicable, of an option, warrant, restricted stock award or restricted stock unit, in each case to purchase, receive in the future or otherwise acquire Public Company Common Stock (collectively, “Public Company Equity Rights”)) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Public Company Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Public Company Common Stock or Public Company Equity Rights (other than (i) such rights set forth in the Merger Agreement and (ii) the exercise of piggyback registration rights in connection with any secondary underwritten public offering of the Public Company Common Stock); or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family

F-1

Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that control or manage, are under common control or management with, or are controlled or managed by the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by or under common control with such manager or managing member or general partner or management company as the undersigned), (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Public Company a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Public Company Common Stock or Public Company Equity Rights;

(b) the exercise or settlement of any Public Company Equity Rights (including a net or cashless exercise), and any related transfer of shares of Public Company Common Stock to Public Company for the purpose of paying the exercise price of such Public Company Equity Rights or for paying taxes (including estimated taxes or tax withholding obligations) due as a result of such exercise; provided that, for the avoidance of doubt, the underlying shares of Public Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Public Company Common Stock; provided that such plan does not provide for any transfers of Public Company Common Stock during the Restricted Period;

(d) transfers by the undersigned of shares of Public Company Common Stock purchased by the undersigned on the open market or in a public offering by Public Company, in each case following the date of the Merger Agreement;

(e) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Public Company’s capital stock involving a change of control of Public Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(f) pursuant to an order of a court or regulatory agency;

(g) any shares of Public Company Common Stock issued pursuant to the Merger Agreement in respect of shares of Merger Partner, if any, purchased from the Merger Partner in the Financing; or

(h) consented to by the Merger Partner.

and provided, further, that, with respect to each of (a), (b), and (c), above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (x) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (y) in respect of a required filing under the

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Exchange Act in connection with the exercise or the net settlement of any Public Company Equity Right, settled in Public Company Common Stock, that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Public Company prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Public Company. In furtherance of the foregoing, the undersigned agrees that Public Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Public Company may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Public Company Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, this Lock-Up Agreement will automatically terminate, and the undersigned shall be released from all of his, her or its obligations under this Lock-Up Agreement. The undersigned understands that Public Company is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement. This Lock-Up Agreement will automatically terminate, and the undersigned will be released from all of his, her or its obligations hereunder, upon the date that is six (6) months after the date of the Merger Agreement in the event that transactions contemplated by the Merger Agreement have not been consummated by such date.

Any and all remedies herein expressly conferred upon Public Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Public Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Public Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Public Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Public Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Public Company with respect thereto.

In the event that any holder of Public Company’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Public Company to sell or otherwise transfer or dispose of shares of Public Company Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Public Company Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Public Company Common Stock held by such holder on the date of such release or waiver that are subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Public Company to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Public

F-3

Company Common Stock in an aggregate amount in excess of 1% of the number of shares of Public Company Common Stock originally subject to a substantially similar agreement. The Public Company shall notify the undersigned within two (2) business days prior to the effective date of a release of any holder of Public Company Common Stock of such holder’s obligations under a lock-up or substantially similar agreement that gives rise to a Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Public Company will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Public Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

F-4

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

F-5

Accepted and Agreed by Imara Inc.:

By:
Name: Rahul Ballal
Title: President and Chief Executive Officer

[Signature Page to Lock-Up Agreement]

F-6

Annex G

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

IMARA INC.

Imara Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1.	The name of the Corporation is Imara Inc.

2.	Article FOURTH of the Restated Certificate of the Corporation, is hereby amended by replacing the first paragraph thereof with the following:

“FOURTH:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 410,000,000 shares, consisting of

(i)	400,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”) and

(ii)	10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

3.	This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.

G-1

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this              day of             , 20    .

IMARA INC.

By:
Name:
Title:

G-2

Annex H

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

IMARA INC.

Imara Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1.	The name of the Corporation is Imara Inc.

2.	Article FOURTH of the Restated Certificate of the Corporation, is hereby amended by replacing the first paragraph thereof with the following:

“FOURTH: Effective upon the filing of this Certificate of Amendment of the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each [        ]1 shares of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of outstanding Common Stock or treasury share, as applicable, automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or a book-entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the average (after taking into account the exact ratio of the Reverse Stock Split determined by the Board of Directors of the Corporation) of the high and low trading prices of the Common Stock on The Nasdaq Global Select Market during regular trading hours for the five trading days immediately preceding the Effective Time.

Each stock certificate or book entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry position have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate or book entry position that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or book entry position, a new certificate or book entry position evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate or book entry position shall have been reclassified.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is [         ]2 shares, consisting of

(i)	[ ][3] shares of Common Stock, $0.001 par value per share (“Common Stock”) and

(ii)	10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.

H-1

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this              day of              , 20    .

IMARA INC.

By:
Name:
Title:

(1)

Shall be a whole number greater than or equal to          and equal to or lesser than          (it being understood that any number within such range shall, together with the remaining provisions this Certificate of Amendment not appearing in brackets, constitute a separate amendment being approved and adopted by the Imara board of directors and stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware, with all amendments other than the amendment filed with the Secretary of State of the State of Delaware to be abandoned upon the filing of such amendment).

(2)

This number will be equal to the sum of (x) 10,000,000 shares of Preferred Stock plus (y) a number of shares of Common Stock ascertained by dividing (i) the total number of authorized shares of Common Stock set forth in the Restated Certificate in effect immediately prior to the Effective Time by (ii) the whole number (between          and         ) that equals the number of shares of Common Stock to be reclassified into one share of Common Stock, as determined by the Board of Directors of the Corporation and publicly announced by the Corporation prior to the Effective Time in accordance with the first paragraph of Article FOURTH (it being understood that any number of authorized shares ascertainable pursuant to the foregoing formula shall, together with the remaining provisions this Certificate of Amendment not appearing in brackets, constitute a separate amendment being approved and adopted by the Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law, with all amendments other than the amendment filed with the Secretary of State of the State of Delaware to be abandoned upon the filing of such amendment).

(3)

This number will be equal to a number of shares of Common Stock ascertained by dividing (i) 200,000,000 (the total number of authorized shares of Common Stock set forth in the Restated Certificate as in effect immediately prior to the Effective Time) by (ii) the whole number (between          and         ) that equals the number of shares of Common Stock to be reclassified into one share of Common Stock, as determined by the Board of Directors of the Corporation and publicly announced by the Corporation prior to the Effective Time in accordance with the first paragraph of Article FOURTH (it being understood that any number of authorized shares ascertainable pursuant to the foregoing formula shall, together with the remaining provisions this Certificate of Amendment not appearing in brackets, constitute a separate amendment being approved and adopted by the Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law, with all amendments other than the amendment filed with the Secretary of State of the State of Delaware to be abandoned upon the filing of such amendment).

H-2

Annex I

IMARA INC.

AMENDED AND RESTATED 2020 EQUITY INCENTIVE PLAN

1.	Purpose

The purpose of this Amended and Restated 2020 Equity Incentive Plan (the “Plan”) of IMARA Inc., a Delaware corporation (the “Company”), is to advance the interests of the Company’s stockholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s stockholders. The Plan amends and restates the 2020 Equity Incentive Plan (the “Original Plan”) that was originally adopted by the board of directors of the Company (the “Board”) on February 12, 2020 and approved by the stockholders on February 26, 2020. Except where the context otherwise requires, the term “Company” shall include any of the Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations thereunder (the “Code”) and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board.

2.	Eligibility

All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company (as such terms consultants and advisors are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), or any successor form) are eligible to be granted Awards (as defined below) under the Plan. Each person who is granted an Award under the Plan is deemed a “Participant.” “Award” means Options (as defined in Section 5), SARs (as defined in Section 6), Restricted Stock (as defined in Section 7), Restricted Stock Units (as defined in Section 7) and Other Stock-Based Awards (as defined in Section 8).

3.	Administration and Delegation

(a)    Administration by Board of Directors. The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency. All actions and decisions by the Board with respect to the Plan and any Awards shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.

(b)    Appointment of Committees. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (each, a “Committee”). All references in the Plan to the “Board” shall mean the Board or a Committee of the Board or the Delegated Persons referred to in Section 3(c) to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee or such Delegated Persons.

(c)    Delegation to Delegated Persons. Subject to any requirements of applicable law (including as applicable Sections 152(b) and 157(c) of the General Corporation Law of the State of Delaware), the Board may, by resolution, delegate to one or more persons (including officers of the Company) or bodies (such persons or bodies, the “Delegated Persons”) the power to grant Awards (subject to any limitations under the Plan) to eligible service providers of the Company and to exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix: (i) the maximum number of Awards, and the maximum number of shares issuable upon exercise thereof, that may be issued by such Delegated Persons, (ii) the time period during which such Awards, and during which the shares issuable upon exercise thereof, may be issued, and (iii) the minimum amount of consideration (if any) for which such Awards may be issued, and a minimum amount of consideration for the shares issuable upon exercise thereof; and provided further, that no Delegated Person shall be authorized to grant Awards to itself; and provided further, that no Delegated Person shall be authorized to grant Awards to any “executive officer” of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or to any “officer” of the Company (as defined by Rule 16a-1(f) under the Exchange Act).

(d)    Awards to Non-Employee Directors. Awards to non-employee directors will be granted and administered by a Committee, all of the members of which are independent directors as defined by Section 5605(a)(2) of the rules of the Nasdaq Stock Market or corresponding rules of any other exchange or marketplace on which the Company stock is traded or listed (the “Exchange”).

4.	Stock Available for Awards

(a)    Number of Shares; Share Counting.

(1)    Authorized Number of Shares. Subject to adjustment under Section 9, Awards may be made under the Plan for up to such number of shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”) as is equal to the sum of:

(A)    17,100,000 shares of Common Stock; plus

(B)    an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2024 and continuing for each fiscal year until, and including, the fiscal year commencing on January 1, 2032, equal to the least of (i) 4.5% of the outstanding shares on such date and (ii) an amount determined by the Board.

Subject to adjustment under Section 9, no more than 17,100,000 shares of Common Stock may be issued as Incentive Stock Options (as defined in Section 5(b)) under the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(2)    Share Counting. For purposes of counting the number of shares available for the grant of Awards under the Plan under this Section 4(a):

(A)    all shares of Common Stock covered by SARs shall be counted against the number of shares available for the grant of Awards under the Plan; provided, however, that (i) SARs that may be settled only in cash shall not be so counted and (ii) if the Company grants an SAR in tandem with an Option for the same number of shares of Common Stock and provides that only one such Award may be exercised (a “Tandem SAR”), only the shares covered by the Option, and not the shares covered by the Tandem SAR, shall be so counted, and the expiration of one in connection with the other’s exercise will not restore shares to the Plan;

(B)    to the extent a Restricted Stock Unit award may be settled only in cash, no shares shall be counted against the shares available for the grant of Awards under the Plan;

(C)    if any Award (i) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any Common Stock not being issued (including as a result of an SAR that was settleable either in cash or in stock actually being settled in cash), the unused Common Stock covered by such Award shall again be available for the grant of Awards; provided, however, that (1) in the case of Incentive Stock Options, the foregoing shall be subject to any limitations under the Code, (2) in the case of the exercise of an SAR, the number of shares counted against the shares available under the Plan shall be the full number of shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of shares actually used to settle such SAR upon exercise and (3) the shares covered by a Tandem SAR shall not again become available for grant upon the expiration or termination of such Tandem SAR; and

(D)    shares of Common Stock delivered (by actual delivery, attestation, or net exercise) to the Company by a Participant to (i) purchase shares of Common Stock upon the exercise of an Award or (ii) satisfy tax withholding obligations with respect to Awards (including shares retained from the Award creating the tax obligation) shall be added back to the number of shares available for the future grant of Awards.

(b)    Substitute Awards. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1) or any sublimit contained in the Plan, except as may be required by reason of Section 422 and related provisions of the Code.

(c)    Limit on Awards to Non-Employee Directors. The maximum aggregate amount of cash and value (calculated based on grant date fair value for financial reporting purposes) of Awards granted in any calendar year to any individual non-employee director shall not exceed $750,000; provided, however, that such maximum aggregate amount shall not exceed $1,000,000 in any calendar year for any individual non-employee director in such non-employee director’s initial year of election; and provided, further, however, that fees paid by the Corporation on behalf of any non-employee director in connection with regulatory compliance and any amounts paid to a non-employee director as reimbursement of an expense shall not count against the foregoing limit. The Board may make additional exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

5.	Stock Options

(a)    General. The Board may grant options to purchase Common Stock (each, an “Option”) and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable.

(b)    Incentive Stock Options. An Option that the Board intends to be an “incentive stock option” as defined in Section 422 of the Code (an “Incentive Stock Option”) shall only be granted to employees of IMARA Inc., any of IMARA Inc.’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. An Option that is not intended to be an Incentive Stock Option shall be designated a “Nonstatutory Stock Option.” The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or if the Company converts an Incentive Stock Option to a Nonstatutory Stock Option.

(c)    Exercise Price. The Board shall establish the exercise price of each Option or the formula by which such exercise price will be determined. The exercise price shall be specified in the applicable Option agreement. The exercise price shall be not less than 100% of the Grant Date Fair Market Value (as defined below) of the Common Stock on the date the Option is granted; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Grant Date Fair Market Value on such future date. “Grant Date Fair Market Value” of a share of Common Stock for purposes of the Plan will be determined as follows:

(1)    if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant;

(2)    if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices on the date of grant as reported by an over-the-counter marketplace designated by the Board; or

(3)    if the Common Stock is not publicly traded, the Board will determine the Grant Date Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Code Section 409A, except as the Board may expressly determine otherwise.

For any date that is not a trading day, the Grant Date Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the formulas above adjusted accordingly. The Board can substitute a particular time of day or other measure of “closing sale price” or “bid and asked prices” if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Code Section 409A.

The Board has sole discretion to determine the Grant Date Fair Market Value for purposes of the Plan, and all Awards are conditioned on the Participants’ agreement that the Board’s determination is conclusive and binding even though others might make a different determination.

(d)    Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement; provided, however, that no Option will be granted with a term in excess of 10 years.

(e)    Exercise of Options. Options may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic, and which may be provided to a third party equity plan administrator) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f)    Payment Upon Exercise. Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1)    in cash or by check, payable to the order of the Company;

(2)    except as may otherwise be provided in the applicable Option agreement or approved by the Board, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3)    to the extent provided for in the applicable Option agreement or approved by the Board, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Board), provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4)    to the extent provided for in the applicable Nonstatutory Stock Option agreement or approved by the Board, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive (i) the number of shares underlying the portion of the Option being exercised, less (ii) such number of shares as is equal to (A) the aggregate exercise price for the portion of the Option being exercised divided by (B) the fair market value of the Common Stock (valued in the manner determined by (or in a manner approved by) the Board) on the date of exercise;

(5)    to the extent permitted by applicable law and provided for in the applicable Option agreement or approved by the Board by payment of such other lawful consideration as the Board may determine; or

(6)    by any combination of the above permitted forms of payment, to the extent approved by the Board.

(g)    Limitation on Repricing. Unless such action is approved by the Company’s stockholders, the Company may not (except as provided for under Section 9): (1) amend any outstanding Option granted under the Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option, (2) cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(b)) covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option, (3) cancel in exchange for a cash payment any outstanding Option with an exercise price per share above the then-current fair market value of the Common Stock (valued in the manner determined by (or in the manner approved by) the Board) or (4) take any other action under the Plan that constitutes a “repricing” within the meaning of the Exchange.

6.	Stock Appreciation Rights

(a)    General. The Board may grant Awards consisting of stock appreciation rights (“SARs”) entitling the holder, upon exercise, to receive an amount of Common Stock or cash or a combination thereof (such form to be determined by the Board) determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock (valued in the manner determined by (or in the manner approved by) the Board) over the measurement price established pursuant to Section 6(b). The date as of which such appreciation is determined shall be the exercise date.

(b)    Measurement Price. The Board shall establish the measurement price of each SAR and specify it in the applicable SAR agreement. The measurement price shall not be less than 100% of the Grant Date Fair Market Value of the Common Stock on the date the SAR is granted; provided that if the Board approves the grant of an SAR effective as of a future date, the measurement price shall be not less than 100% of the Grant Date Fair Market Value on such future date.

(c)    Duration of SARs. Each SAR shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable SAR agreement; provided, however, that no SAR will be granted with a term in excess of 10 years.

(d)    Exercise of SARs. SARs may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with any other documents required by the Board.

(e)    Limitation on Repricing. Unless such action is approved by the Company’s stockholders, the Company may not (except as provided for under Section 9): (1) amend any outstanding SAR granted under the Plan to provide a measurement price per share that is lower than the then-current measurement price per share of such outstanding SAR, (2) cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(b)) covering the same or a different number of shares of Common Stock and having an exercise or measurement price per share lower than the then-current measurement price per share of the cancelled SAR, (3) cancel in exchange for a cash payment any outstanding SAR with a measurement price per share above the then-current fair market value of the Common Stock (valued in the manner determined by (or in a manner approved by) the Board) or (4) take any other action under the Plan that constitutes a “repricing” within the meaning of the rules of the Exchange.

7.	Restricted Stock; Restricted Stock Units

(a)    General. The Board may grant Awards entitling recipients to acquire shares of Common Stock (“Restricted Stock”), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered as soon as practicable after the time such Award vests or is settled (“Restricted Stock Units”) (Restricted Stock and Restricted Stock Units are each referred to herein as a “Restricted Stock Award”).

(b)    Terms and Conditions for All Restricted Stock Awards. The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c)    Additional Provisions Relating to Restricted Stock.

(1)    Dividends. Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Restricted Stock (“Accrued Dividends”) shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock.

(2)    Stock Certificates. The Company may require that any stock certificates issued in respect of shares of Restricted Stock, as well as dividends or distributions paid on such Restricted Stock, shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to his or her Designated Beneficiary. “Designated Beneficiary” means (i) the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant’s death or (ii) in the absence of an effective designation by a Participant, the Participant’s estate.

(d)    Additional Provisions Relating to Restricted Stock Units.

(1)    Settlement. As soon as practicable after the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company such number of shares of Common Stock or (if so provided in the applicable Award agreement) an amount of cash equal to the fair market value (valued in the manner determined by (or in a manner approved by) the Board) of such number of shares of Common Stock as are set forth in the applicable Restricted Stock Unit agreement. The Board may provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant in a manner that complies with Section 409A of the Code.

(2)    Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units.

(3)    Dividend Equivalents. The Award agreement for Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock (“Dividend Equivalents”). Dividend Equivalents may be settled in cash and/or shares of Common Stock and shall be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid, in each case to the extent provided in the Award agreement.

8.	Other Stock-Based Awards

(a)    General. The Board may grant other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property (“Other Stock-Based Awards”). Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock or cash, as the Board shall determine.

(b)    Terms and Conditions. Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock-Based Award, including any purchase price applicable thereto.

9.	Adjustments for Changes in Common Stock and Certain Other Events

(a)    Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the share counting rules set forth in Section 4(a), (iii) the number and class of securities and exercise price per share of each outstanding Option, (iv) the share and per-share provisions and the measurement price of each outstanding SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding award of Restricted Stock and (vi) the share and per-share-related provisions and the purchase price, if any, of each outstanding Restricted Stock Unit award and each outstanding Other Stock-Based Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b)    Reorganization Events.

(1)    Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2)    Consequences of a Reorganization Event on Awards Other than Restricted Stock.

(A)    In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between the Company and the Participant): (i) provide that such Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that all of the Participant’s unvested Awards will be forfeited immediately prior to the consummation of such Reorganization Event and/or unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to Participants with respect to each Award held by a Participant equal to (A) the number of shares of Common Stock subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 9(b)(2), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B)    Notwithstanding the terms of Section 9(b)(2)(A), in the case of outstanding Restricted Stock Units that are subject to Section 409A of the Code: (i) if the applicable Restricted Stock Unit agreement provides that the Restricted Stock Units shall be settled upon a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the Reorganization Event constitutes such a “change in control event”, then no assumption or substitution shall be permitted pursuant to Section 9(b)(2)(A)(i) and the Restricted Stock Units shall instead be settled in accordance with the terms of the applicable Restricted Stock Unit agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 9(b)(2)(A) if the Reorganization Event constitutes a “change in control event” as defined under Treasury Regulation Section 1.409A-3(i)(5)(i) and such action is permitted or required by Section 409A of the Code; if the Reorganization Event is not a “change in control event” as so defined or such action is not permitted or required by Section 409A of the Code, and the acquiring or succeeding corporation does not assume or substitute the Restricted Stock Units pursuant to clause (i) of Section 9(b)(2)(A), then the unvested Restricted Stock Units shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C)    For purposes of Section 9(b)(2)(A)(i), an Award (other than Restricted Stock) shall be considered assumed if, following consummation of the Reorganization Event, such Award confers the right to purchase or receive pursuant to the terms of such Award, for each share of Common Stock subject to the Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the Award to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(3)    Consequences of a Reorganization Event on Restricted Stock. Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted Stock shall inure to the benefit of the Company’s successor and shall, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted Stock; provided, however, that the Board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, either initially or by amendment. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock then outstanding shall automatically be deemed terminated or satisfied.

10.	General Provisions Applicable to Awards

(a)    Transferability of Awards. Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that, except with respect to Awards subject to Section 409A of the Code, the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the Common Stock subject to such Award to such proposed transferee; provided further, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees. For the avoidance of doubt, nothing contained in this Section 10(a) shall be deemed to restrict a transfer to the Company.

(b)    Documentation. Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c)    Board Discretion. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d)    Termination of Status. The Board shall determine the effect on an Award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e)    Withholding. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may elect to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise, vesting or release from forfeiture of an Award or at the same time as payment of the exercise or purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Board, a Participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Company); provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the Company is able to retain shares of Common Stock having a fair market value (determined by, or in a manner approved by, the Company) that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the Company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the Company may retain such number of shares of Common Stock (up to the number of shares having a fair market value equal to the maximum individual statutory rate of tax (determined by, or in a manner approved by, the Company)) as the Company shall determine in its sole discretion to satisfy the tax liability associated with any Award. Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f)    Amendment of Award. Except as otherwise provided in Sections 5(g) and 6(e) with respect to repricings and Section 11(d) with respect to actions requiring stockholder approval, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option. The Participant’s consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Plan or (ii) the change is permitted under Section 9.

(g)    Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h)    Acceleration. The Board may at any time provide that any Award shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

11.	Miscellaneous

(a)    No Right To Employment or Other Status. No person shall have any claim or right to be granted an Award by virtue of the adoption of the Plan, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b)    No Rights As Stockholder; Clawback Policy. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be issued with respect to an Award until becoming the record holder of such shares. In accepting an Award under the Plan, a Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future.

(c)    Effective Date and Term of Plan. The Original Plan became effective on March 12, 2020. The Plan, as amended and restated, will become effective upon approval by the Company’s stockholders of the Amended and Restated 2020 Equity Incentive Plan (the “Effective Date”). No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d)    Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that no amendment that would require stockholder approval under the rules of the Exchange may be made effective unless and until the Company’s stockholders approve such amendment. In addition, if at any time the approval of the Company’s stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 11(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan unless the Award provides that (i) it will terminate or be forfeited if stockholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (ii) it may not be exercised or settled (or otherwise result in the issuance of Common Stock) prior to such stockholder approval.

(e)    Authorization of Sub-Plans (including for Grants to non-U.S. Employees). The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board’s discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(f)    Compliance with Section 409A of the Code. If and to the extent (i) any portion of any payment, compensation or other benefit provided to a Participant pursuant to the Plan in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A of the Code) (the “New Payment Date”), except as Section 409A of the Code may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not to satisfy the conditions of that section.

(g)    Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan, nor will such individual be personally liable with respect to the Plan because of any contract or other instrument he or she executes in his or her capacity as a director, officer, employee or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning the Plan unless arising out of such person’s own fraud or bad faith.

(h)    Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than the State of Delaware.

Annex J

AMENDMENT NO. 1

TO

IMARA INC.

2020 EMPLOYEE STOCK PURCHASE PLAN

The 2020 Employee Stock Purchase Plan (the “Plan”) of IMARA Inc. is hereby amended as follows:

1.	The second sentence of the first paragraph to the Plan shall be deleted in its entirety and replaced with the following:

“Subject to adjustment under Section 15 hereof, the number of shares of Common Stock that have been approved for this purpose is the sum of:

(a)	1,628,535 shares of Common Stock plus

(b)

An annual increase to be added on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2024 and ending with the fiscal year commencing on January 1, 2043, equal to the least of (i) 1,628,535 shares of Common Stock, (ii) 1% of the outstanding shares on such date and (iii) an amount determined by the Board.

2.	The following sentence shall be added to the end of Section 26 of the Plan:

“The amendment to the Plan shall take effect upon approval by the Company’s shareholders, which must occur within twelve months of the amendment of the Plan by the Board.”

J-1

PART II

INFORMATION NOT REQUIRED IN PROXY

STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Imara’s restated certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Imara’s restated certificate of incorporation provides that Imara shall indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL. However, the DGCL prohibits Imara from limiting the liability of directors for (i) any breach of a director’s duty of loyalty to Imara or to Imara’s stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions, and (iv) any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of Imara’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Imara’s restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under Imara’s restated certificate of incorporation, Imara will also be empowered to enter into indemnification agreements with its directors, officers, employees and other agents and to purchase insurance on behalf of any person whom Imara is required or permitted to indemnify.

Imara entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its restated certificate of incorporation, and intends to enter into indemnification agreements with any new directors and executive officers in the future. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. Imara believes that these restated certificate of incorporation provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees.

Imara has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Imara against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The limitation of liability and indemnification provisions in Imara’s restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Imara and its stockholders. A stockholder’s investment may be harmed to the extent Imara pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Act, may be permitted to Imara’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Imara has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of Imara’s directors or officers as to which indemnification is being sought, nor is Imara aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Under the Merger Agreement, from the closing of the merger through the sixth anniversary of the closing, Imara and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of Imara or Enliven provided for in the respective organizational documents of Imara and Enliven in effect as of the date of the closing, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the certificate of incorporation and bylaws of the surviving corporation in the merger will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Imara than are presently set forth in Imara’s restated certificate of incorporation and amended and restated bylaws, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Imara.

The Merger Agreement also provides that Imara shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Imara and containing terms and conditions that are no less favorable to current and former officers and directors of Imara.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the indices to the section titled “Financial Statements and Supplementary Data” and are incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That, for purposes of determining liability under the Securities Act to any purchaser, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15 (d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) That every prospectus (i) that is filed pursuant to paragraph (a)(2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

		Incorporated by Reference (if applicable)
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

2.1	Agreement and Plan of Merger, dated as of October 13, 2022, by and among Imara Inc., Iguana Merger Sub, Inc. and Enliven Therapeutics, Inc.	8-K	001-39247	2.1	October 13, 2022

2.2	Form of Contingent Value Rights Agreement	8-K	001-39247	10.1	October 13, 2022

2.3	Form of Enliven Support Agreement	8-K	001-39247	10.2	October 13, 2022

2.4	Form of Imara Support Agreement.	8-K	001-39247	10.3	October 13, 2022

2.5	Form of Lock-Up Agreement	8-K	001-39247	10.4	October 13, 2022

3.1	Restated Certificate of Incorporation of Imara Inc.	8-K	001-39247	3.1	March 16, 2020

3.2	Amended and Restated Bylaws of Imara Inc.	8-K	001-39247	3.2	March 16, 2020

4.1	Specimen stock certificate evidencing the shares of common stock	S-1	333-236465	4.1	February 14, 2020

4.2	Amended and Restated Investors’ Rights Agreement, dated as of March 15, 2019, by and among Imara Inc. and the other parties thereto	S-1	333-236465	4.2	February 14, 2020

5.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP as to the validity of the shares of common stock of Imara Inc. being issued in the merger

10.1	Form of Indemnification Agreement between Imara Inc. and each of its directors and executive officers	S-1	333-236465	10.12	February 14, 2020

10.2*	Enliven Therapeutics, Inc. 2019 Equity Incentive Plan, as amended, including forms of agreements thereunder

10.3	Imara Inc. 2020 Equity Incentive Plan	S-1/A	333-236465	10.4	March 3, 2020

10.4	Imara Inc. 2020 Employee Stock Purchase Plan	S-1/A	333-236465	10.6	March 3, 2020

21.1*	List of Subsidiaries of Imara Inc.

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Deloitte & Touche LLP

23.3*	Consent of SVB Securities LLC

23.4**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in the opinion filed as Exhibit 5.1 and incorporated by reference)

24.1*	Power of Attorney (included in the signature page hereto)

Incorporated by Reference (if applicable)
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

99.1**	Form of Preliminary Proxy Card of Imara Inc.

99.2*	Consent of Samuel Kintz to be named as a director

99.3*	Consent of Joseph Lyssikatos, Ph.D., to be named as a director

99.4*	Consent of Jacob Bauer to be named as a director

99.5*	Consent of Mika Derynck, M.D., to be named as a director

99.6*	Consent of Rishi Gupta to be named as a director

99.7*	Consent of Richard Heyman, Ph.D., to be named as a director

99.8*	Consent of Andrew Phillips, Ph.D., to be named as a director

99.9*	Consent of Andrew Schwab to be named as a director

107*	Filing fee table

*	Filed herewith.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Commonwealth of Massachusetts, on the 10th day of November, 2022.

Imara Inc.

By:	/s/ Rahul D. Ballal, Ph.D.
Name:	Rahul D. Ballal, Ph.D.
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rahul D. Ballal and Michael P. Gray, and each or any one of them, as his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rahul D. Ballal, Ph.D. Rahul D. Ballal, Ph.D.	President and Chief Executive Officer, Director (Principal Executive Officer)	November 10, 2022

/s/ Michael P. Gray Michael P. Gray	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	November 10, 2022

/s/ David M. Mott David M. Mott	Chairman of the Board	November 10, 2022

/s/ David Bonita, M.D. David Bonita, M.D.	Director	November 10, 2022

/s/ Mark Chin Mark Chin	Director	November 10, 2022

/s/ Edward Conner, M.D. Edward Conner, M.D.	Director	November 10, 2022

/s/ Carl Goldfischer, M.D. Carl Goldfischer, M.D.	Director	November 10, 2022

Signature	Title	Date
/s/ Barbara J. Dalton, Ph.D. Barbara J. Dalton, Ph.D.	Director	November 10, 2022

/s/ Laura Williams, M.D., MPH Laura Williams, M.D., MPH	Director	November 10, 2022